Form 20-F
period 2002-12-31
LAS VEGAS FROM HOME COM ENTERTAINMENT INC
filed 2003-06-26
CIK 1061612

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.   20549

F O R M   20-F

(  )

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

(X)

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended     DECEMBER 31, 2002

(  )

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from           to

Commission file number      029718

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

         Incorporated in the Province of British Columbia, Canada

    P.O. Box 10147, Pacific Centre, #1460 – 701 West Georgia Street
Vancouver, British Columbia, Canada V7Y 1C6

Securities registered or to be registered pursuant to

Section 12(b) of the Act.

Title of each class Common Shares (no par value)	Name of each exchange on which registered TSX Venture Exchange OTC Bulletin Board Berlin Stock Exchange

Securities registered or to be registered pursuant to

Section 12(g) of the Act.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

TABLE OF CONTENTS

Page

Item 1.

 Description of Business...................................................................................………..

  3

Item 2.

 Description of Properties.................................................................................……….

11

Item 3.

 Legal Proceedings.............................................................................................………

11

Item 4.

 Control of Registrant.........................................................................................………

12

Item 5.

 Nature of Trading Market.................................................................................………

13

Item 6.

 Exchange Controls and Other Limitations Affecting Security Holders....……………

16

Item 7.  Taxation............................................................................................................……….

16

Item 8.

 Selected Financial Data.....................................................................................………

20

Item 9.

 Management's Discussion and Analysis of Financial Condition

 and Results of Operations...............................................................................…………

22

Item 10.  Directors and Officers of Registrant................................................................……….

29

Item 11.  Compensation of Directors and Officers.........................................................………..

30

Item 12.  Options to Purchase and Warrants to Issue Securities ................................….……….

31

Item 13.  Interest of Management in Certain Transactions..........................................………….

33

Item 14.  Description of Securities to be Registered......................................................………..

34

Item 15.  Defaults upon Senior Securities.......................................................................………

34

Item 16.  Changes in Securities and Changes in Security

   for Registered Securities.................................................................................………

34

Item 17.  Financial Statements........................................................................................………

34

Item 18.  Financial Statements........................................................................................………

34

Item 19.  Financial Statements and Exhibits.....................................................................………

35

PART I

ITEM 1.    DESCRIPTION OF BUSINESS

Summary

Las Vegas From Home.com Entertainment Inc. (hereinafter referred to as the "Company", or "Las Vegas" or the "Registrant") is an Internet Gaming and Entertainment corporation. Previously, the Company was called Bronx Minerals Inc. and was engaged in the mineral exploration business. On September 3, 1999, the Company officially changed its name, and on January 6, 2000, the Canadian Venture Exchange (“CDNX") [formerly known as the Vancouver Stock Exchange] approved the Company’s application for change of business from mineral exploration to Internet gaming and entertainment. During 2002, the CDNX changed its name to the TSX Venture Exchange (“TSX Venture") pursuant to the Toronto Stock Exchange’s acquisition of the CDNX.

For a short period of time, the Company's predecessors were involved in the exploration, development and/or production of hydrocarbons. The hydrocarbons properties were forfeited. Subsequently, and for a short period of time, the Company attempted to be in the merchant banking business, but unfortunately the Company's efforts were unsuccessful, and as a result of which, the Company decided to get out of the merchant banking business and get involved in the minerals exploration business. From 1989 to 1999, the Company was involved in the minerals exploration business, and during that period the Company acquired and explored mineral prospects. The Company did not engage in the development of mineral properties, as none of the mineral prospects which the Company acquired or on which the Company explored warranted any further work or development. During 1999, the Company decided not to continue in the mineral exploration business and sold its mineral properties and wrote down its remaining property to $1.

The Company and its Antiguan subsidiaries are in the business of developing, acquisition and marketing of software for on-line multi-player interactive poker games. The Company's Antiguan subsidiary holds an interactive gaming license which was granted by the International Financial Sector Regulatory Authority of Antigua and Barbuda to conduct and operate interactive gaming from the period starting October 1, 2001 and ending September 30, 2002. The Company has formally requested an extension of the interactive gaming licence.

During the year, the Company's Antiguan subsidiary, Action Poker Gaming Inc. ("Action"), moved its operations from its location in Antigua to the facilities of Mohawk Internet Technologies Inc. ("Mohawk") which acts as its hosting facility for its servers, located on the Kahnawakee Mohawk Reserve ("Kahnawakee") in Canada.

Kahnawakee has reserve status in Canada, which has its own regulations and laws concerning interactive gaming. These regulations allow the Kahnawakee Gaming Commission to issue a gaming licence to a third party authorizing the conduct of authorized games by means of a telecommunication device, including the Internet. The law in Kahnawakee regarding on-line gaming has not yet been tested by Canadian legal authorities therefore the legality of this issue is inconclusive.

The Kahnawakee Gaming Commission issued to Action, an interactive gaming license to operate and exploit an Internet gaming facility, to be located at Mohawk for the period commencing November 1, 2002 and ending October 31, 2004.

The gaming and entertainment operations are carried on by the Company's Antiguan subsidiaries and not by the Company in Canada. Due to the nature of Internet gaming and payment by credit card the subsidiaries cannot verify whether the customers are of a lawful age. The subsidiaries have taken precautions to ensure customers are not from Canada. The expected principal revenues of the Company's Antiguan subsidiaries will be from collecting rakes, licensing fees and royalties. The subsidiaries operate as an Internet host of card games and collect a fee as host (rake) and do not participate in the actual card games.

During 2001, the Company developed its own multi-player interactive poker games software. The Company’s software was built exclusively by the Company and was successfully launched live on-line to the general public under the URL www.gutspoker.com. During 2002, the Company developed its own new generation multi-player interactive poker games software which was successfully launched live on-line to the general public under the URL www.tigergaming.com. Upon the successful online launching of www.tigergaming.com, the Company discontinued using www.gutspoker.com.

The Company's head office is located at: P.O. Box 10147, Pacific Centre, Suite 1460-701 West Georgia Street, Vancouver, British Columbia, Canada V7Y 1C6. The telephone number is (604) 681-0204 and the telefax number is (604) 681-9428. The contact person is Bedo H. Kalpakian.

The address of Endzone, Action Poker, Touchdown and GT is: No. 6 Temple Street, P.O. Box 2372, St. John’s, Antigua, The West Indies. The telephone number is (268) 460-6184 and the telefax number is (268) 460-6183.

The Company's registered and records office is located at: P.O. Box 10068, 1600-609 Granville Street, Vancouver, British Columbia, Canada V7Y 1C3. The telefax number is (604) 669-3877.

The Auditors of the Company are Smythe Ratcliffe, Chartered Accountants, 7th Floor, Marine Building, 355 Burrard Street, Vancouver, British Columbia V6C 2G8. The telefax number is (604) 688-4675.

The Registrar and Transfer Agent for the common shares of the Company is Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1. The telefax number is (416) 981-9800.

All financial figures presented herein and throughout this Annual Report are expressed in Canadian dollars (Cdn$) unless otherwise specified. The latest share consolidation on the capital stock of the Company was in 1996 when the Company's share capital was consolidated on the basis of three-old-for-one-new common share and all capital stock figures presented herein are expressed in post-consolidated amounts.

Exchange Rates

	Monthly High (1)	Monthly Low (1)
December 2002	$0.6338	$0.6461
January 2003	$0.6380	$0.6585
February 2003	$0.6539	$0.6703
March 2003	$0.6691	$0.6836
April 2003	$0.6763	$0.6997
May 2003	$0.7043	$0.7403

(1)

The high and low exchange rate in each month has been calculated using the average monthly rate of the Bank of Canada.

	For Year Ended December 31, 2002	For Year Ended December 31, 2001	For Year Ended December 31, 2000	For Year Ended December 31, 1999
Average rate (2)	$0.6367	$0.6458	$0.6733	$0.6730
High (3)	$0.625	$0.6443	$0.6718	$0.6716
Low (3)	$0.6531	$0.6471	$0.6748	$0.6746

(2)

The average exchange rate for the period has been calculated using the average yearly rate of the Bank of Canada.

(3)

The high and low exchange rate in each period was determined from the average yearly rate of the Bank of Canada.

All of the amounts in the above table are stated in U.S. currency. Accordingly, at the closing on December 31, 2002, the Canadian $1.00 was equal to U.S. $0.6413. At the closing on May 31, 2003, the Canadian $1.00 was equal to U.S. $0.7307

Information on the Company's probable sources and uses of cash and financing requirements is contained in Item 9 of this Annual Report.

Background

The Company was incorporated by Memorandum and Articles under the Company Act of the Province of British Columbia, Canada, on May 27, 1980 under the name of "Mountain Fertilizer Products Ltd."

The directors of Mountain Fertilizer Products Ltd. resolved that the Company change its business activities and its name, and as a result of which, on August 6, 1980, the Company's name was changed to "Titleist Petroleums Ltd." ("Titleist") to reflect the business activities of the Company. Titleist was involved in the oil and gas business in Canada and, through its U.S. subsidiary, Titleist Petroleums U.S.A. Inc. (“Titleist USA"), in the United States. All of the Company's exploration, development and production activities were conducted jointly with third parties.

Titleist USA was incorporated on June 24, 1981 under the laws of the State of Texas. However, as of 1989, Titleist USA was a forfeited corporation. Legal counsel has advised that the corporation has been forfeited due to the non-payment of franchise tax. Although the corporation still exists, it has lost its right to do business. As a result, the Company has no control of the assets of Titleist USA and is not responsible for the liabilities, if any.

In 1985, directors of Titleist resolved to merge, acquire and enter into a share exchange agreement with the shareholders of Comp -Data USA, Inc., a computer related company, and on September 5, 1986, Titleist's name was changed to "Comp -Data International Inc." ("Comp -Data") and its authorized capital was consolidated on the basis of one-share for every five old shares.

In 1987, directors of Comp -Data resolved to get out of the computer related business. As a result of which, directors of Comp -Data acquired all of the issued and outstanding shares of Armenian Express Canada Inc. Pursuant to a Special Resolution passed October 5, 1987, Comp -Data changed its name to "Armenian Express Canada Inc." to reflect the change of business plan and management of the Company. In respect to this transaction, there was no share consolidation involved. Subsequently, the Company's hydrocarbons assets were forfeited.

For a limited period of time, the Company implemented an ethnic affinity credit card which targeted Armenians in Canada. An agreement was signed with the National Bank of Canada ("National Bank") wherein the Company was to market in Canada a MasterCard affinity credit card under its own name "Armenian Express Canada". The agreement was for one year and was subject to annual renewals. For a short period of time, affinity credit cards were issued in Canada by the National Bank. The ethnic affinity credit card program did not generate any significant revenues for the Company given the small number of Armenians in Canada, and as a result of which, the National Bank terminated its agreement with the Company.

In November 1989, the Company's directors resolved to change the business activity of the Company and to make the Registrant a natural resource company, whereby the Company would acquire, explore and, if warranted, develop mineral properties. Consequently, the Company changed its name to "Armenex Resources Canada Inc." and on July 4, 1990 consolidated its authorized capital on the basis of one-share for every five old shares. The Company was able to raise $480,000 by the issuance of 349,792 (post-consolidated) common shares in the capital of the Company by means of a Statement of Material Facts in the Province of British Columbia, Canada. The funds were mainly utilized for exploration work programmes on mineral properties located in British Columbia, Canada.

Subsequently, a re-organization was deemed necessary by the directors of the Company. Pursuant to the Company's directors' resolutions, on August 31, 1994, the Company changed its name to "Ecuadorean Copperfields Inc." and consolidated its authorized capital on the basis of one-share for every five-old shares. Subsequently, the Company was successfu l in raising the amount of $604,000 by the issuance of 503,333 (post-consolidated) common shares in the capital of the Company by means of a Statement of Material Facts in the Province of British Columbia. The funds were utilized towards exploration work programmes on the Chaucha property in Ecuador and towards general working capital.

In 1996, due to the large number of the then issued and outstanding common shares of the Company, directors of the Company decided that in order for the Company to be in a better position to attract public financings, the Company consolidate its authorized capital on the basis of one-new-share for every three-old shares and change its name to "Bronx Minerals Inc.". Pursuant to the regulations of the TSX Venture, a share consolidation must accompany a change in the Company name. On June 14, 1996, the Company changed its name to "Bronx Minerals Inc." and consolidated its authorized capital on the basis of one-new-share for every three-old shares. As a result, the Company successfully raised equity funds.

It has always been the intention of the directors (past and present) to ensure that the Company survives. As resolved by the Company's directors all the reorganizations which the Company undertook were necessary for the Company's survival. The reorganizations have been carried out in accordance with, and in full compliance of, the policies of the TSX Venture. All of the Company's reorganizations were approved by the Canadian Regulatory Authorities and the Company's shareholders.

In 1999, the Company sold most of its mineral properties which are located in Pike County, in the State of Arkansas. The properties which were sold consist of: a) 50% of the mineral rights interest in approximately 455.77 acres, and b) 100% of the real estate and 100% of the mineral rights interest in approximately 15 acres. The consideration received by the Company was US $9,000. The Company currently has a 50% interest in the mineral rights to a property that has an area of approximately 159.5 acres which is located in Pike County, in the State of Arkansas. There exists no known ore body on this property and the Company has no plans to explore or develop this property in the foreseeable future, as a result of which the Company has written down the net carrying value of this property to $1.00.

During 1998 and 1999 the Company attempted to acquire mineral projects of merit but was unsuccessful in its attempts. Due to the difficult times that mining companies were experiencing, management of the Company resolved that it would be in the best interest of the Company to get out of the mineral exploration business and become an Internet gaming and entertainment corporation. Consequently, at the Company’s Extraordinary General Meeting of its Shareholders which was held on August 12, 1999, shareholders approved a Special Resolution to change the name of the Company to Las Vegas From Home.com Entertainment Inc. in order to reflect the business activities of the Company. The Company’s application for change of its business was officially approved by the TSX Venture on January 6, 2000.

On April 12, 1999, the Company caused to incorporate in the Republic of Armenia a wholly-owned Armenian subsidiary, Azat Investment ALLC (“Azat"). The Government of the Republic of Armenia granted Azat a license to establish an Internet gaming and betting service in the Republic of Armenia. The license granted to Azat has expired, and Azat no longer exists.

On September 15, 1999, the Company caused to incorporate Touchdown Inc. in Nevis, West Indies (“Touchdown Nevis") whereby Touchdown Nevis was wholly-owned by Touchdown Trust of Nevis, West Indies (“Touchdown Trust Nevis"). The sole beneficiary of Touchdown Trust Nevis was the Company.

On December 2, 1999, Touchdown Nevis caused to incorporate Endzone Inc. (“Endzone") in Antigua and Barbuda, West Indies, whereby Endzone became a wholly-owned subsidiary of Touchdown Nevis .

Subsequently, the Company caused the incorporation of a wholly-owned subsidiary in Antigua & Barbuda by the name of Touchdown Inc. (“Touchdown Antigua").

During June 2000, Touchdown Nevis transferred all of its shares in the capital of Endzone (“Endzone Shares") to Touchdown Antigua, and as a result, Endzone became a wholly-owned subsidiary of Touchdown Antigua.

Subsequently, during July 2000, Touchdown Nevis and Touchdown Trust Nevis were both wound-up.

On April 26, 2000, Touchdown Antigua caused to incorporate G.T. Enterprises Inc. (“GT") in Antigua & Barbuda, West Indies, as a result of which, GT became a wholly owned subsidiary of Touchdown Antigua.

On February 3, 2000, Endzone caused to incorporate Action Poker Gaming Inc. (“Action Poker") in Antigua and Barbuda, West Indies, as a result of which, Action Poker became a wholly-owned subsidiary of Endzone.

Subsequent to December 31, 2002, Endzone transferred all of its shares in the capital of Action Poker to Touchdown Antigua, as a result of which, Action Poker is now a wholly owned subsidiary of Touchdown Antigua which in turn is a wholly owned subsidiary of the Company. Subsequently, both Endzone and GT were wound up.

Although management believes that the conduct of Internet gaming related activities by its Antiguan subsidiaries will represent a lawful business, there is the risk that the legality of the Internet gaming related activities may be challenged by Canadian or other legal authorities. If the legality of the internet gaming related activities are challenged and the challenge is sustained, it may have a material adverse impact on the financial affairs of the Company.

The Company's common shares were first listed and posted for trading on the TSX Venture (formerly the Vancouver Stock Exchange) on September 15, 1983. On the TSX Venture the Company’s trading symbol is “LVH". Effective July, 1999, the Company’s common shares commenced trading in the U.S.A. on the OTC Bulletin Board under the symbol “LVFHF".

As of September 1, 2000, the Company’s common shares are listed for trading under the symbol “LVH" on the Third Market Segment of the Berlin Stock Exchange in Germany.

The Company's ability to pursue its stated business activity and to meet its obligations as they come due is dependent upon the ability of management to obtain the necessary financings either through private placements or by means of public offerings of the Company's securities or through the exercise of incentive stock options or share purchase warrants.

RISK FACTORS

The Company, and the Securities of the Company, should be considered a highly speculative investment. The following risk factors should be given special consideration when evaluating an investment in any of the Company's Securities:

(a) Software: During 2002, the Company developed its own new generation multi-player interactive poker games software (the “Tigergaming Software"). Although the Tigergaming Software is available to play for real money, there are no assurances whatsoever that it will be commercially successful or marketable. Additional funding shall be required to improve and enhance the Tigergaming Software and to promote and market the Tigergaming Software.

(b) Competition: The products and services offered by the Company's subsidiaries will compete against those of other new and developing companies as well as companies established in existing and other markets, some of which have greater financial, marketing, software programming and other resources than those of the Company and its subsidiaries. These competitors may be able to provide greater functionality in their web site operations. The entry of well-financed land-based casino operators would significantly and negatively impact the competitive position of the Company’s subsidiaries.

(c) Reliance on the Internet and the Internet Service Providers: The Company and the Company's subsidiaries will rely on the Internet as a means of promoting and selling their products and services. Any changes in the Internet's role as the premier computer network information service or any shutdown of Internet service by significant Internet service providers will impact the Company's subsidiaries' ability to generate revenue.

(d) Reliance on Employees and Contractors: The Company will be relying heavily on its employees and on its contractors for researching, developing, enhancing, operating and marketing of the Tigergaming Software.

(e) Reliance on Licensees: The Company will be relying on licensees for the purpose of operating the Tigergaming software.

(f) Product Obsolescence: The Internet continues to change and evolve in both its systems and its accepted methods of marketing. The Company and its subsidiaries are at risk if, in respect of any products and services which they develop or license, they do not continue to upgrade and improve such products and services to avoid rendering the existing software obsolete. Internal cash generated by operations may not permit the level of research and development spending required to maintain a stream of new product improvements.

(g) Liquidity: The revenue generated from the Tigergaming Software is currently insignificant and not sufficient to sustain the ongoing operations of the Company. There are no assurances whatsoever that the Tigergaming Software will generate sufficient revenues in order to make the Company profitable. Moreover, there can be no assurance whatsoever that the current levels of cash in the Company will sufficiently sustain the Company's operations or those of its subsidiaries. Additional funding will be required in order for the Company to meet its contractual obligations and, there can be no certainty that the Company will be able to obtain additional financing to fund its own operations or those of its subsidiaries. This could have a material adverse impact on the business of the Company and its subsidiaries.

(h) Marketplace: The marketplace in which the Company and its subsidiaries intend to compete is constantly undergoing changes. Internet commerce services are continuing to develop based on a largely untapped market. The ability of the Company and its subsidiaries to generate profitable earnings from the Internet is based on their ability to successfully enter and develop this untapped market.

(i) Marketing Plan: The Internet has not been established as a long term profitable medium for generating revenue specifically with gaming operations. The Company’s subsidiaries have developed their internal marketing plans. Poor market acceptance of any products offered by the Company’s subsidiaries or other unanticipated events may result in lower revenues than anticipated. Additional and significant funding will be required to permit the level of advertising and promotion required to establish a market presence and generate any meaningful revenue.

(j) Legal and Regulatory: The ability to profitably sell various products or services on the Internet is dependent upon the legal and regulatory authorities of various levels of governments on a worldwide basis. The rulings made by governments relating to Internet gaming are in their infancy and are dependent upon a number of political, economic and public interest factors. The Company and its subsidiaries, to a great extent, are dependent upon international government rulings in respect of the permissibility of certain Internet commerce activities, specifically those involving gaming. The Comp any or its subsidiaries could be materially adversely affected by negative rulings relating to Internet commerce activities by international governments, particularly in the United States and Canada. As the Internet represents a relatively new medium of communication, the legislation is only just beginning to reflect the advent of the new technology. The laws in the United States and throughout the world both relating to the Internet and to Internet gaming specifically are expected to continue to be developed over a number of years. The Company's business plan is based on its ability to first develop and then market and sell its services and those of its subsidiaries on the Internet. The permissible scope of gaming and betting on the Internet varies from country to country and within various jurisdictions within each country. Until the legal issues are resolved either through legislation or the courts, the future of Internet gaming and betting is uncertain in many jurisdictions. Internet gaming and betting has received increased scrutiny by legal agencies, and in some cases, legal proceedings have been initiated alleging that such activities are illegal, primarily in the U.S. The Company is unable to predict the outcome of such proceedings and the ultimate imp act on the Company's business. If it is held that Internet gaming and betting such as that proposed to be conducted by the Company's subsidiaries is illegal in a significant number of jurisdictions, it would have a material adverse effect on the business of the Company and its subsidiaries. Furthermore, the existence of claims of illegality may result in litigation costs and an indefinite interruption in the business activities of the Company and its subsidiaries. Although each country or jurisdiction will create its own legislation, the United States' current and proposed legislation represents some of the most stringent laws in this industry. Due to the uncertainty of the regulatory environment, management is unable to determine the effect of the current and proposed legal regulations and their applications in the United States or elsewhere. Management believes that this uncertainty in respect of the legislation, the jurisdictions and the enforcement will continue for a number of years to come. This belief is based on the requirement for cooperation between legislative bodies in various countries in order to properly enforce any Internet laws. Negative rulings, restrictive legislation and the application of any restrictive legislation could adversely affect the gaming and betting operations of the Company's subsidiaries. The Company is monitoring all issues as discussed above on an ongoing basis and intends to conduct its operations in compliance with any changes in laws.

(k) Foreign Operations: Foreign operations may be adversely affected by political instability, local political and economic developments, exchange controls, currency fluctuations, royalty and tax increases, retroactive tax claims, renegotiation of contracts and licenses with governmental entities, cancellation or non-renewal of licenses by governmental entities, expropriation, import and export regulations and other foreign laws or policies governing operations of foreign based companies, as well as by laws and policies of Canada affecting foreign trade, taxation and investment. In addition, as the foreign operations of the Company's subsidiaries are governed by foreign laws, in the event of a dispute the Company and its subsidiaries may be subject to the exclusive jurisdiction of foreign courts and the application of foreign laws or may not be successful in subjecting foreign persons to the jurisdiction of Canadian courts. The Company and its subsidiaries may also be hindered or prevented from enforcing their rights with respect to a governmental instrumentality by the doctrine of sovereign immunity. The business of the Company and its subsidiaries is subject to political risks inherent in all foreign operations.

(l) Management: The Company and its subsidiaries are dependent on a relatively small number of key employees, the loss of any of whom could have an adverse effect on the Company and its subsidiaries.

(m) Exchange Rate Fluctuation: The profitability of the Company may be adversely affected by fluctuations in the rate of exchange of Canadian dollars into US dollars. The Company does not currently take any steps to hedge against currency fluctuations.

(n) Dilution: There are a number of outstanding securities and agreements pursuant to which common shares of the Company may be issued in the future. This will result in further dilution to the Company's shareholders.

(o) Revenues and Dividends: Neither the Company nor its subsidiaries currently generate any meaningful revenues and do not anticipate generating any meaningful revenues in the near future and, as a consequence, if additional funds are required for the development of software or for other internet related purposes, or for general working capital, which is likely, the Company will have to seek equity or debt financing which may or may not be available. Furthermore, the Company has not paid dividends in the past and does not exp ect to pay dividends in the future. In the event of generating any meaningful earnings, the Company shall retain its earnings to finance further growth.

(p) U.S. Federal Income Tax Considerations: The Company is classified as a Passive Foreign Investment Company ("PFIC") for U.S. Federal Income Tax purposes. Classification as a PFIC will create U.S. Tax consequences to a U.S. shareholder of the Company that are unique to the PFIC provisions and that are not encountered in other investments. Prospective investors are urged to consult their own tax advisors with respect to the tax consequences of an investment in the common shares of the Company.

(q) Penny Stock: The Company's securities are deemed to be Penny Stocks and are therefore subject to Penny Stock rules as defined in Rule 3a(51)(1) of the 1934 Exchange Act. The Penny Stock disclosure requirements may have the effect of reducing the level of trading activity of the Company's securities in the secondary market. Penny Stocks are low-priced shares of small companies not traded on a U.S. national exchange or quoted on Nasdaq. The Company's securities are quoted for trading on the OTC Bulletin Board. Penny Stocks, such as the Company's securities, can be very risky. Prices of Penny Stocks are often not available. Investors in Penny Stocks are often unable to sell stock back to the dealer that sold them the stock. Investors may lose all their investment in Penny Stocks. There is no guaranteed rate of return on Penny Stocks. Before an investor purchases any Penny Stock, U.S. Federal law requires a salesperson to tell the investor the "offer" and the " bid" on the Penny Stock, and the "compensation" the salesperson and the firm receive for the trade. The firm also must mail a confirmation of these prices to the investor after the trade. The Investor's Broker-dealer is required to obtain the investor's signature to show that the investor has received the statement titled "Important Information on Penny Stocks" before the investor first trades in a Penny Stock. This Statement is required by the U.S. Securities and Exchange Commission ("SEC") and contains important information on Penny Stocks. Furthermore, under penalty of Federal Law the Investor's brokerage firm must tell the investor at two different times - before the investor agrees to buy or sell a Penny Stock, and after the trade, by written confirmation the following: 1) the bid and offer price quotes for the Penny Stock, and the number of shares to which the quoted prices apply, 2) the brokerage firm's compensation for the trade, 3) the compensation received by the brokerage firm's salesperson for the trade. In addition, to these items listed above the investor’s brokerage firm must send the investor monthly account statements and a written statement of the investor's financial situation and investment goals as required by the Securities Enforcement and Penny Stock Reform Act of 1990.

(r) Exploration and development: The Company’s remaining mineral property is considered to be in the early exploration stage and is without a known ore body. The Company has no plans whatsoever to conduct any exploration work program on this property, and the Company has written down the net carrying value of its remaining mineral property to $1.00.

ITEM 2. DESCRIPTION OF PROPERTIES

I. Arkansas, U.S.A.

THE COMPANY'S EXISTING PROPERTY IN THE STATE OF ARKANSAS, USA

On January 18, 1993, the Company purchased 50% of the mineral rights in 159.5 acres located in the Northeast Quarter (NE 1/4) of Section Thirty-Three (33), Township Nine (9) South, Range Twenty Five (25) West, less and except one-half (1/2) acre in the Southeast (SE) corner in Pike County, Arkansas from Alton Terrell and Alice Terrell for 5,611 common shares (post-consolidated).

The Company has no future plans to explore or develop the above-mentioned property in the foreseeable future and has written down the net carrying value of this property to $1.00.

II. COMPUTER GAMING SOFTWARE PRODUCT

The Company’s Software

During July 2001, the Company hired the services of Don Hunter, a software developer, and Clearwave Technologies Inc., whose principal owner is Don Hunter, to develop for the Company an interactive multi-player poker games software. As a result, the Company developed its multi-player interactive poker games software which included Texas Hold'em, Seven and Five Card Stud, Guts Poker and Monte Carlo Guts (the “Gutspoker Software"). During the third week of December, 2001, the Gutspoker software was launched live on-line to the general public under the URL www.gutspoker.com . No meaningful revenues were generated from the Gutspoker Software during the year 2002. During 2002, the Company developed its own new generation multi-player interactive poker games software which  was successfully launched live on-line to the general public under the URL www.tigergaming.com. Upon the successful on-line launching of www.tigergaming.com, the Company discontinued using www.gutspoker.com . During 2002, nothing was capitalized under software development costs (2001 - $180,901). Software development costs are capitalized once technical feasibility has been established and a market has been identified. Such capitalized costs are amortized over the expected life of the product developed once it has been commercially released. During 2002, amortization expenses of $36,180 was taken on the software development costs capitalized in the past (Nil: 2001). Improvements, modifications and enhancement of the Tigergaming Software are ongoing.

ITEM 3. LEGAL PROCEEDINGS

The Company's legal counsel is Anfield Sujir Kennedy & Durno, Barristers and Solicitors, 1600 – 609 Granville Street, Vancouver, BC, Canada V7Y 1C5 [telefax number: (604) 669-3877].

(a) The company’s indirectly owned Antiguan subsidiaries, Endzone Inc. (“Endzone") and Action Poker Gaming Inc. entered into an agreement dated July 7, 2000, as subsequently amended by various other agreements (collectively referred to as the "Purchase and Support Agreement") with Nasser Towfigh (“Nasser"), Orang Towfigh (“Orang") and Exellon Enterprises Inc. ("Exellon"), a private company controlled by Nasser and Orang, all of West Vancouver, British Columbia, Canada (collectively referred to as “the Endzone Software Developer"), whereby Exellon sold, under certain terms and conditions, to Endzone (Subject to a Source Code Escrow Agreement) a 100% ownership interest in a certain software for multi-player interactive poker games (the “Endzone Software"). Pursuant to the Purchase and Support Agreement, Endzone has made certain payments to the Endzone Software Developer and has made certain advances to Nasser. The Endzone Software was at a stage where it could be played for fun money when various disputes arose between the Company and the Endzone Software Developer. As a result, the development of the Endzone software was halted. On December 31, 2001, the Company wrote down the Endzone Software by $156,724 (2000: $Nil), being 50% of the amount paid to reflect the potential decrease in value. On September 30, 2002, the Company wrote off the remainder. During December 2001, the Company made a provision for the write-down of the loan receivable from Nasser Towfigh in the amount of $25,207. On February 4, 2002, the Company made a formal demand to Nasser for the repayment of the demand loan plus interest owing to the Company in the amount of $25,312.35. Furthermore, on Februay 4, 2002, pursuant to the July 7, 2000 Software Purchase and Support Agreement, the Company gave formal notice to the Endzone Software Developer to invoke the provision for Arbitration. On February 12, 2002, the Company brought an Action in the Supreme Court of British Columbia against Nasser for the sum of $25,312.35 in respect to the advances made by the Company to Nasser plus accrued interest. On March 25, 2002, Nasser filed a Statement of Defence to the Company’s Action and has filed a counterclaim for damages totalling $307,944 against the Company, its Chairman, and its President. In the opinion of management, the outcomes are presently undeterminable.

(b) The Company has been named a defendant in a lawsuit claiming damages totalling Cdn $50,000 for breach of contract. The outcome of this lawsuit is presently undeterminable.

ITEM 4. CONTROL OF REGISTRANT

The Company is a publicly-owned corporation, the common shares of which are owned by Canadian residents, U.S. residents, and residents of other countries. The Company is neither directly nor indirectly owned or controlled by any other corporation or any foreign government.

The number of common shares beneficially (indirectly or directly) owned by officers and directors of the Company as of May 31, 2003 without par value are as follows:

Name of Director/Officer and Municipality of Residence	Number of Issued Capital	Percentage of the Total Issued Share Capital*
Bedo H. Kalpakian, Vancouver, British Columbia, Canada	132,602 Direct 2,868,133 Indirect**	7.39%
Jacob H. Kalpakian, Vancouver, British Columbia, Canada	174,758 Direct 2,868,133 Indirect**	7.49%
Gregory T. McFarlane, Las Vegas, Nevada, USA	25,000	0.06%
Neil Spellman, Carlsbad, California, USA	215,000	0.53%
Jack Acktorosyan, Montreal, Quebec, Canada	204,000	0.5%
Penilla Klomp, Richmond, British Columbia, Canada	0	0%

* Based on 40,603,486 issued and outstanding common shares as of  May 31, 2003.

** Of these shares 146,100 common shares are held by Pacific Missouri Holdings Inc., and 180,533 common shares are held by Kalpakian Bros. of BC Ltd., private companies which Bedo H. Kalpakian and Jacob Kalpakian are the principal shareholders and 2,500,000 common shares are held by Lucky 1 Enterprises Inc., a public company of which Bedo H. Kalpakian and Jacob H. Kalpakian together exercise control over more than 10% of the issued  and outstanding shares in the capital of Lucky 1 Enterprises Inc.

As at May 31, 2003, the following persons or corporation beneficially own, directly or indirectly, or exercise control over shares carrying more than 5% of the issued and outstanding shares of the Company:

Name of Shareholder and Municipality	Number of Issued Capital	Percentage of the Total Issued Share Capital*
CDS & Co., Toronto, Ontario, Canada**	30,674,741	75.55%
Penson Canada, Quebec, Canada	3,000,000	7.39%
Lucky 1 Enterprises Inc.	2,500,000	6.16%

*    Based on 40,603,486 issued and outstanding common shares as of May 31, 2003

** Depository trust which holds shares on behalf of others and the beneficial holders of these shares are not within         the knowledge of the Company.

the knowledge of the Company.

ITEM 5. NATURE OF TRADING MARKET

The common shares of the Company were listed on the Vancouver Stock Exchange, British Columbia, on September 15, 1983. Effective on November 29, 1999, the Vancouver Stock Exchange became known as the Canadian Venture Exchange (“CDNX") as a result of the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange. During 2002, the CDNX changed its name to the TSX Venture Exchange (referred to as “TSX Venture") pursuant to the Toronto Stock Exchange’s acquisition of the CDNX. The following table sets forth the market price (Canadian dollar), range and trading volume of the common shares on the TSX Venture for the periods indicated. The most recent share consolidation was in June 1996, whereby the Company's share capital was consolidated on the basis of three-old-for-one-new common share. All historical data has been changed to reflect the 3:1 share consolidation. The current trading symbol of the Company's common shares listed on the TSX Venture is "LVH". The closing market price on May 31, 2003 was Canadian $ 0.03 on the TSX Venture.

     TSX Venture Exchange (“TSX Venture")

(formerly known as the Canadian Venture Exchange)

Trading Range (Canadian $)

Five Most Recent Financial Years	High $	Low $	Volume
1998	0.76	0.27	578,500
1999	0.97	0.20	2,946,403
2000	2.25	0.13	8,633,672
2001	0.39	0.11	17,349,284
2002	0.20	0.04	9,597,550

ITEM 5.   NATURE OF TRADING MARKET (Continued)

TSX Venture Exchange – (Canadian)

Two Most Recent Financial Years	High $	Low $	Volume
Year 2001
Jan 1 – Mar 31	0.29	0.12	2,959,542
Apr 1 – Jun 30	0.39	0.11	4,795,207
Jul 1 – Sep 30	0.31	0.11	2,014,558
Oct 1 – Dec 31	0.34	0.14	7,579,977

Year 2002
Jan 1 – Mar 31	0.20	0.14	4,599,131
Apr 1 – Jun 30	0.13	0.08	1,897,160
Jul 1 – Sep 30	0.08	0.04	922,300
Oct 1 – Dec 31	0.07	0.04	2,178,959

Six Most Recent Months
December 2002	0.05	0.02	1,318,776
January 2003	0.06	0.04	1,961,473
February 2003	0.05	0.02	2,579,590
March 2003	0.05	0.02	2,151,800
April 2003	0.04	0.02	1,168,750
May 2003	0.04	0.02	1,449,100

Previously, the common shares of the Company under the symbol “BKKXF" were quoted in the U.S.A. on the National Quotaion Bureau (Pink Sheets) until June, 1999. Effective July, 1999, the Company’s common shares commenced trading in the U.S.A. on the OTC Bulletin Board under the symbol "LVFHF". The following table sets forth the market price (US$), range and trading volumes of the common shares of the Company on the National Quotation Bureau Pink Sheets and on the OTC Bulletin Board for the periods indicated.

National Quotation Bureau (Pink Sheets)

Trading Range (U.S. $)

Three Most Recent Financial Years	High $	Low $	Volume
1997	0.65	0.29	4,637
1998	0.75	0.19	6,278
1999	0.30	0.15	2,174

OTC Bulletin Board

Trading Range (US $)

Two Most Recent Financial Years	High $	Low $	Volume
Year 2001
Jan 1 – Mar 31	0.19	0.08	182,000
Apr 1 – Jun 30	0.25	0.08	346,700
Jul 1 – Sep 30	0.22	0.06	108,100
Oct 1 – Dec 31	0.20	0.08	191,200

Year 2002
Jan 1 – Mar 31	0.13	0.09	72,300
Apr 1 – Jun 30	0.07	0.06	54,333
Jul 1 – Sep 30	0.04	0.03	38,266
Oct 1 – Dec 31	0.05	0.03	576,666

Six Most Recent Months
December 2002	0.04	0.02	17,000
January 2003	0.04	0.04	52,000
February 2003	0.02	0.02	0
March 2003	0.02	0.02	0
April 2003	0.02	0.01	50,200
May 2003	0.03	0.01	30,000

Five Most Recent Financial Years	High $	Low $	Volume
1998	0.76	0.27	578,500
1999	0.97	0.20	2,946,403
2000	2.25	0.13	8,633,672
2001	0.39	0.11	17,349,284
2002	0.13	0.03	741,565

Effective September 1, 2000, the Company’s common shares are listed for trading on the Third Market Segment of the Berlin Stock Exchange in Germany. The trading symbol for the Company’s common shares is “LVH", and the German Securities Code is 935277. To the Company’s best knowledge, there has been no trading activity in the Company’s shares on the Third Market Segment of the Berlin Stock Exchange since its listing.

On April 30, 1999 pursuant to a Special Resolution that was passed at the Company’s Annual General Meeting of its Shareholders, the authorized capital of the Company was increased from 50,000,000 to 100,000,000 common shares without par value. The authorized preferred shares in the capital of the Company consist of 5,000,000 of which none have been issued.

As at December 31, 2002 the Company had 38,103,486 outstanding common shares. The portion of outstanding securities of the Company held in the United States and the number of recorded holders thereof were 1,484,519 and 74 respectively.

ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

(a) No governmental laws, decrees or regulations in the Province of British Columbia, Canada, restrict export or import of capital, including, but not limited to, foreign exchange controls, or affect the remittance of dividends, interest or other payments to non-resident holders of the Registrant's securities.

(b) There are no limitations on the right of non-resident or foreign owners to hold or vote such securities imposed by foreign law or by the charter or other constituent document of the Registrant.

ITEM 7. TAXATION

General

The following comments summarize the material Canadian and U.S. Federal Income Tax consequences for a shareholder of the Registrant who is a non-resident of Canada and who is a resident of the United States subject to taxation under the laws of the United States.

The following is based upon the current provisions of the Income Tax Act (Canada) (the "Tax Act") and regulations thereunder, the U.S. Internal Revenue Code of 1986 (the "Code") and regulations thereunder, the Canada-United States Income Tax Convention, 1980 (the "Convention"), the current administrative policies and practices published by Revenue Canada or by the U.S. Internal Revenue Service and all specific proposals to amend the Tax Act and regulations thereunder that have been publicly announced by the Minister of Finance (Canada) prior to the date hereof, and judicial decisions, all of which are subject to change. The following does not take into account the tax laws of the various provinces or territories of Canada or the tax laws of the various state and local jurisdictions of the United States or foreign jurisdictions.

The following does not address consequences peculiar to any holder subject to special provision of Canadian or U.S. income tax law. Therefore, prospective holders are urged to consult their own tax advisors with respect to the tax consequences of an investment in the common shares of Las Vegas From Home.com Entertainment Inc.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

Dividends on Common Stock

Under the Tax Act, a non-resident of Canada is subject to withholding tax at the rate of 25% on dividends from a corporation resident in Canada. The Convention reduces this rate to 15% for a shareholder resident in the United States. Withholding tax is further reduced to 5% if the United States resident shareholder is a corporation that beneficially owns at least 10% of the voting stock of the corporation paying the dividend.

Exemptions from Withholding Tax

The Convention provides exemption from Canadian income tax on dividends paid to religious, scientific, literary, educational or charitable organizations or to an organization constituted and operated exclusively to administer or provide benefits under one or more pension, retirement or employee benefit funds or plans. To qualify for exemption such organizations must be resident in the United States and be exempt from income tax under the laws of the United States.

Dispositions of Common Stock

The following comments apply only to a shareholder whose Common stock constitutes capital property to him for purposes of the Income Tax Act.

Common stock will generally constitute capital property unless the holder is a trader or dealer in securities or is engaged in a venture in the nature of trade in respect of Common Stock.

Common stock of a resident public corporation will constitute taxable Canadian property of a shareholder at a particular time if at any time in the preceding five (5) years, 25% or more of the issued shares of any class of the capital stock of the Registrant belonged to the non-resident shareholder, persons with whom the non-resident did not deal at arm's length, or to the non-resident shareholder and persons with whom the non-resident shareholder did not deal at arm's length. A proposed amendment will change the resident public company criteria to shares of resident corporations listed on a prescribed stock exchange.

Under the Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains from dispositions of taxable Canadian property and may deduct allowable capital losses from dispositions of taxable Canadian property. If the shares are considered taxable Canadian property, the vendor may be required to withhold tax pursuant to section 116 of the Tax Act.

Upon disposal of capital property the amount, if any, by which a taxpayer's proceeds of disposition exceed or are exceeded by the adjusted cost base of the capital property (including expenses of disposition) represent the capital gain (or loss) on disposition of the capital property. Three-fourths of the gain (the "taxable capital gain") is included in income and taxed at normal rates. Three-fourths of the loss (the "allowable capital loss") can be deducted from taxable capital gains realized in the same year. Pursuant to the Federal Budget which was announced on February 28, 2000, the taxable capital gain and allowable capital loss inclusion rate is to be reduced from three-fourths to two-thirds for dispositions after February 27, 2000. On October 18, 2000 the Federal Budget further reduced the inclusion rate from two-thirds to one-half for dispositions after October 17, 2000. For dispositions of taxable Canadian property any excess of allowable capital losses over taxable capital gains becomes a "net capital loss" which can be carried to other years to reduce taxable capital gains from the disposition of such property.

The Convention gives protection to United States residents from Canadian tax on certain gains derived from the alienation of property. There is no protection for a gain on a disposition of shares the value of which is derived principally from real property in Canada. Protection under the Convention will be available as long as the Registrant remains a Canadian public corporation or its shares continue to be listed on a prescribed stock exchange.

Revenue Canada has indicated that it considers the protection of the Convention with respect to capital gains extend to a "deemed disposition" under the Tax Act, including the "deemed disposition" arising upon the death of a taxpayer.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

Las Vegas From Home.com Entertainment Inc. is classified as a Passive Foreign Investment company (PFIC) for U.S. federal income tax purposes since the following conditions have applied for at least one taxable year since 1986:

1) 75% or more of its gross income has been passive;

2) the average percentage of its assets producing passive income is at least 50%.

The following is intended to be a general description of the U.S. Federal income tax considerations material to a purchase of the common shares and is not intended to be, nor should it be construed to be, legal or tax advice to any prospective holders. Prospective holders are urged to consult their own tax advisors with respect to the tax consequences of an investment in the common shares of Las Vegas From Home.com Entertainment Inc.

Since Las Vegas From Home.com Entertainment Inc. has satisfied the PFIC criteria for at least one taxable year since 1986, while a shareholder holds shares in Las Vegas From Home.com Entertainment Inc., it remains a PFIC as to that shareholder even if it no longer meets the income or asset test. Classification as a PFIC will create U.S. Tax consequences to a U.S. Shareholder that are unique to the PFIC provisions and that are not encountered in other investments.

Generally, a U.S. shareholder will realize ordinary income on the receipt of cash dividends or property distributions from an investment in the shares of a foreign corporation to the extent such dividends are paid out of the foreign company's current accumulated earnings and profits. To the extent of any withholding taxes, both individual and corporate investors must include such taxes in income and, in turn, claim a foreign tax credit. Certain corporate investors are also entitled to gross up the underlying foreign corporate income taxes and claim a foreign tax credit.

Thus, under the general rule, no U.S. federal income tax consequences occur until an actual dividend is paid. Although this general rule can apply in a PFIC investment, there are significant deviations from this general rule and many elections available to a U.S. shareholder that can alter the U.S. federal income tax consequences. Such consequences will be unique to each U.S. shareholder.

In the absence of any PFIC elections, a U.S. shareholder of a PFIC, will be taxed under the excess distribution method. Under this method, where a current year dividend exceeds 125% of the average of dividends during the preceding three taxable years, the excess must be allocated ratably to each day in the taxpayer's holding period.

The amount of the excess allocated to the current year and to years when the corporation was not a PFIC is included in the shareholder's gross income for the year of the distribution. The remainder of the excess is not included in gross income, but the U.S. shareholder must pay a deferred tax amount by allocating the remaining excess to all PFIC years, recomputing the tax for each PFIC year and computing and paying the resultant interest on the recomputed tax for each PFIC year. As indicated above, foreign tax credit relief is available for withholding taxes for both individual and corporate investors. Relief for underlying corporate tax is only available for certain corporate investors.

Under the excess distribution method, gain on the disposition of PFIC shares results in the same allocation process; gross income inclusion; tax recomputation; and interest charge as an excess distribution.

In lieu of the excess distribution method, a U.S. shareholder may elect to treat a PFIC as a Qualified Electing Fund ("QEF") and be taxed under the QEF method. If that election is made, the U.S. shareholder will be taxed currently on its pro-rata share of the earnings of the QEF. The current income inclusion eliminates the interest charge under the excess distribution method. Thus, unlike the excess distribution method that requires the receipt of cash from an actual dividend or sale, the QEF method invokes taxation without the receipt of cash.

A shareholder that makes a QEF election may, or may not, remain subject to tax under the excess distribution method. If the U.S. shareholder makes the QEF election for the foreign corporation's first tax year as a PFIC that is included in the shareholder's holding period, the excess distribution will not apply to the shareholder. Thus, this type of shareholder will include its pro-rata share of PFIC earnings as a dividend, claim the appropriate foreign tax credit, and not face any interest charge.

If the shareholder makes the QEF election at a later time, in the absence of any other PFIC election, current taxation under the QEF method will apply prospectively. However, the excess distribution method continues to apply prior to the effective date of the QEF election.

If the shareholder makes the QEF election at a later time, the shareholder has an additional option to make a purging election. If a purging election is made, the PFIC stock would be treated as if it were sold and the gain treated as an excess distribution requiring: a gross income inclusion; allocation to PFIC years in the shareholder's holding period, a tax recomputation for PFIC years in the shareholder's holding period; and an interest charge payment. As a result of the purging election, thereafter the excess distribution method would not apply to that shareholder.

Under the QEF method, the U.S. shareholder has another option. In lieu of paying the tax on its pro-rata share of PFIC earnings, the U.S. shareholder in a QEF on the last day of the QEF's tax year may elect to extend the time for payment of any of its undistributed PFIC earnings tax liability for the tax year. If the election is made, the election is treated as an extension of time to pay tax and, thus, the U.S. shareholder is liable for interest.

In lieu of any of the above-described methods, since Las Vegas From Home.com Entertainment Inc. is regularly traded on a national securities exchange, U.S. shareholders may wish to make an election to mark to market.

A U.S. shareholder of a PFIC may make a mark to market election for marketable PFIC stock. If the election is made, the shareholder includes in income each year an amount equal to the excess, if any, of the fair market value of the PFIC stock as of the close of the tax year over the shareholder's adjusted basis in the stock. Decreases in market value are allowed as deductions, within certain prescribed limits.

Generally, under the mark to market election, the general PFIC rules under the excess distribution method and QEF method do not apply. However, if the mark to market election is made after a U.S. shareholder has maintained its investment, there are provisions that ensure that the interest charge on amounts attributable to periods before the election is not avoided.

PERSONS CONSIDERING THE PURCHASE OF COMMON SHARES SHOULD CONSULT THEIR TAX ADVISORS WITH REGARD TO THE APPLICATION OF CANADIAN, U.S. AND OTHER TAX LAWS TO THEIR PARTICULAR SITUATION.

[The remainder of this page has been intentionally left blank]

ITEM 8.   SELECTED FINANCIAL DATA

The selected financial data in Table I has been derived from the consolidated financial statements of Las Vegas From Home.com Entertainment Inc. which have been prepared in accordance with accounting principles generally accepted in Canada.  The information should be read in conjunction with the Registrant's consolidated financial statements and notes thereto included in Item 19 of this Annual Report.  All monetary data herein is stated in Canadian dollars.

See Exchange Rates on page 5.

Las Vegas From Home.com Entertainment Inc.

TABLE I

	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999
Interest Income	$ 9,776	$ 20,087	$ 21,475	$ 914
Net loss (A)	$ 1,742,362	$ 2,106,871	$ 1,877,953	$ 638,581
Basic and diluted loss per common share	$ 0.05	$ 0.10	$ 0.20	$ 0.17
Total assets	$ 345,200	$ 732,602	$ 843,909	$ 315,441
Capital Stock	$12,343,788	$10,801,388	$ 9,269,584	$6,552,759
Long-term obligations	$ 0	$ 26,479	$ 0	$ 0
Cash dividends	$ 0	$ 0	$ 0	$ 0

(A)

Included in the loss are write-downs of mineral properties as follows:  2002:  Nil; 2001: $Nil; 2000: Nil;    1999:  $693.

Included in the loss are write-downs of Software as follows:  2002: $166,023; 2001:  $239,196; 2000:  $Nil; 1999: Nil.

Included in the loss are recovery (provision) for loans receivable as follows: 2002:  $156,470; 2001:  ($181,677); 2000:  $Nil; 1999:  $Nil.

Had the financial statements of Las Vegas From Home.com Entertainment Inc. been prepared in accordance with accounting principles and practices generally accepted in the United States and required by the United States Securities and Exchange Commission ("SEC"), certain selected financial data would be disclosed as per Table II.

TABLE II

	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999
Net loss	$1,742,362	$2,230,515	$2,012,758	$ 667,935
Basic and diluted loss per common share	$ 0.05	$ 0.11	$ 0.22	$ 0.17
Total assets	$ 345,200	$ 732,602	$ 843,909	$315,441

A discussion of the differences between accounting principles and practices generally accepted in Canada and accounting principles and practices generally accepted in the United States and required by the SEC is contained in Note 14 to the financial statements, included in Item 19 of this Annual Report.

[The remainder of this page has been intentionally left blank]

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

From late 1989 until March 1999, the Company was engaged in the acquisition and exploration of mineral properties. During 1999, the Company decided to get out of the mineral exploration business and become an Internet Gaming and Entertainment Corporation. Consequently, the Company changed its name from Bronx Minerals Inc. to Las Vegas From Home.com Entertainment Inc. On January 6, 2000, the Company received approval from the Canadian Venture Exchange now known as the TSX Venture Exchange (“TSX Venture") in respect to the Company’s application for change of business from mining to Internet gaming and entertainment.

Although 2002 proved to be an extremely difficult year for the Company, nevertheless, the Company has been successful in its efforts of raising funds, and in continuing its operations uninterruptedly.

The Company and its Antiguan subsidiaries are in the business of developing, acquiring and marketing of software for on-line multi-player interactive poker games. The Company's Antiguan subsidiary holds an interactive gaming license which was granted by the International Financial Sector Regulatory Authority of Antigua and Barbuda to conduct and operate interactive gaming from the period starting October 1, 2001 and ending September 30, 2002. The Company has formally requested an extension of the interactive gaming licence.

During the year, the Company's Antiguan subsidiary, Action Poker Gaming Inc. ("Action"), moved its operations from its location in Antigua to the facilities of Mohawk Internet Technologies Inc. ("Mohawk") which acts as its hosting facility for its servers, located on the Kahnawakee Mohawk Reserve ("Kahnawakee") in Canada.

Kahnawakee has reserve status in Canada, which has its own regulations and laws concerning interactive gaming. These regulations allow the Kahnawakee Gaming Commission to issue a gaming licence to a third party authorizing the conduct of authorized games by means of a telecommunication device, including the Internet. The law in Kahnawakee regarding on-line gaming has not yet been tested by Canadian legal authorities therefore the legality of this issue is inconclusive.

The Kahnawakee Gaming Commission issued to Action, an interactive gaming license to operate and exploit an Internet gaming facility, to be located at Mohawk for the period commencing November 1, 2002 and ending October 31, 2004.

The gaming and entertainment operations are carried on by the Company's Antiguan subsidiaries and not by the Company in Canada. Due to the nature of Internet gaming and payment by credit card the subsidiaries cannot verify whether the customers are of a lawful age. The subsidiaries have taken precautions to ensure customers are not from Canada. The expected principal revenues of the Company's Antiguan subsidiaries will be from collecting rakes, licensing fees and royalties. The subsidiaries operate as an Internet host of card games and collect a fee as host (rake) and do not participate in the actual card games.

Although management believes that the conduct of Internet gaming related activities by its Antiguan subsidiaries will represent a lawful business, there is the risk that the legality of the Internet gaming related activities may be challenged by Canadian or other legal authorities. If the legality of the Internet gaming related activities are challenged and the challenge is sustained, it may have a material adverse impact on the financial affairs of the Company.

The Company and its Antiguan subsidiaries face competition from both within the Internet gaming industry and from non-internet related gaming activities. The potential entry of well financed land-based casino operators would significantly and negatively impact the competitive position of the Company and its subsidiaries, as a result of which the Company would be adversely affected.

The ability to profitably sell various products or services on the Internet is dependent upon the legal and regulatory authorities of various levels of governments on a worldwide basis. The rulings made by governments relating to the Internet are in their infancy and are dependent upon a number of political, economic and public interest factors. The Company and its subsidiaries, to a great extent, are dependent upon international government rulings in respect of the permissibility of certain Internet commerce activities, specifically those involving gaming. The Company or its subsidiaries could be materially adversely affected by negative rulings relating to Internet commerce activities by international governments particularly in the United States and Canada. The permissible scope of gaming and betting on the Internet varies from country to country and within various jurisdictions within each country. Until the legal issues are resolved either through legislation or the courts, the future of Internet gaming and betting is uncertain in many jurisdictions. Management believes that this uncertainty in respect of the legislation, the jurisdictions and enforcement of these laws will continue for a number of years to come. Negative rulings, restrictive legislation and the application of any restrictive legislation could adversely affect the gaming and betting operations of the Company’s subsidiaries.

During the year 2001, the Company developed its own multi-player interactive poker games software. The Company’s software was built exclusively by the Company, and was launched live on-line during the third week of December, 2001, to the general public under the URL www.gutspoker.com. During 2002, the Company developed its own new generation multi-player interactive poker games software which was successfully launched live on-line to the general public under the URL www.tigergaming.com. Upon the successful on-line launching of www.tigergaming.com, the Company discontinued using www.gutspoker.com. No meaningful revenues were generated by www.gutspoker.com during 2002.

The company’s indirectly owned Antiguan subsidiaries, Endzone Inc. (“Endzone") and Action Poker entered into an agreement dated July 7, 2000, as subsequently amended by various other agreements (collectively, the "Purchase and Support Agreement") with Nasser Towfigh (“Nasser"), Orang Towfigh (“Orang") and Exellon Enterprises Inc. ("Exellon"), a private company controlled by Nasser and Orang, all of West Vancouver, British Columbia, Canada (collectively referred to as “the Endzone Software Developer"), whereby Exellon sold, under certain terms and conditions, to Endzone (Subject to a Source Code Escrow Agreement) a 100% ownership interest in a certain software for multi-player interactive poker games (the “Endzone Software"). Pursuant to the Purchase and Support Agreement, Endzone has made certain payments to the Endzone Software Developer and has made certain advances to Nasser. The Endzone Software was at a stage where it could be played for fun money when various disputes arose between the Company and the Endzone Software Developer. As a result, the development of the Endzone software was halted. On December 31, 2001, the Company wrote down the Endzone Software by $156,724 (2000: $Nil), being 50% of the amount paid to reflect the potential decrease in value. On September 30, 2002, the Company wrote off the remainder. During December 2001, the Company made a provision for the write-down of the loan receivable from Nasser Towfigh in the amount of $25,207. On February 4, 2002, the Company made a formal demand to Nasser for the repayment of the demand loan plus interest owing to the Company in the amount of $25,312.35. Furthermore, on Februay 4, 2002, pursuant to the July 7, 2000 Software Purchase and Support Agreement, the Company gave formal notice to the Endzone Software Developer to invoke the provision for Arbitration. On February 12, 2002, the Company brought an Action in the Supreme Court of British Columbia against Nasser for the sum of $25,312.35 in respect to the advances made by the Company to Nasser plus accrued interest. On March 25, 2002, Nasser filed a Statement of Defence to the Company’s Action and has filed a counterclaim for damages totalling $307,944 against the Company, its Chairman, and its President. In the opinion of management, the outcomes are presently undeterminable.

On March 26, 2002, the Company entered into a Letter of Intent with Inter-Franchise Inc. of Laval, Quebec (“Inter-Franchise"), an arm’s length third party, whereby the Company would have acquired under certain terms and conditions, 100% of the shares of Inter-Franchise. By mutual consent, the Company and Inter-Franchise have agreed not to proceed with the contemplated transaction.

On April 26, 2001, the Company entered into an agreement with Cryptologic Inc. of Toronto, Ontario (“Crypto") in respect to the terms of an arrangement between Crypto and the Company in relation to a Debenture (the “April 26, 2001 Agreement"), whereby Crypto advanced to the Company the sum of Canadian $200,000 for the purposes of marketing the Action Poker Software. The April 26, 2001 Agreement was subject to certain terms and conditions. In furtherance to the April 26, 2001 Agreement, the Company’s wholly-owned Antiguan subsidiary G.T. Enterprises Inc. (“GT") entered into a Software Supply and Support Agreement on May 14, 2001 with Wagerlogic Limited (“Wagerlogic") a Cyprus Corporation wholly-owned by Crypto and Cryptologic Caribbean Limited (“CCL") an Antiguan Corporation wholly-owned by Crypto (hereinafter collectively referred to as the “Cryptologic Group"). On March 12, 2002 the Company and GT filed an action in the Supreme Court of British Columbia against the Cryptologic Group. Subsequently, the Company and GT entered into an amicable out-of-court settlement with the Cryptologic Group in respect to all outstanding matters between the parties.

On June 18, 2001, the Company received confirmation from the British Columbia Securities Commission (“BCSC") in respect to the filing of the Company’s Form 20-F dated June 18, 2001 as an Alternative Initial Annual Information Form (“AIF") under section 5.9 of Local Policy Statement 3-27. Under the new regulations of the BCSC, the Company is eligible to issue private placement securities with a four month hold period rather than the previous 12 month hold period. In addition, shares issued to settle an issuer’s debt and securities issued as consideration for asset acquisitions will also qualify for the shortened hold period.

During 2002, the Company’s wholly-owned Antiguan Subsidiary entered into Licensing and Affiliate Agreements in respect to its Software for on-line multi-player interactive poker games with various parties that are at arm’s length to the Company.

At the Company’s most recent Annual General Meeting of its Members, which was held on June 24, 2002 at the Company’s offices in Vancouver, B.C. the shareholders of the Company passed a resolution to fix the number of Directors of the Company at 6. Mr. David Horlington of Montreal, Quebec was elected as a Director of the Company replacing Mr. David Neale who did not stand for re-election. Mr. David Neale served as a member of the Company’s Board of Directors from November 8, 1999 up to June 23, 2002. Furthermore, the shareholders of the Company approved the implementation of an Incentive Stock Option Plan for the Company which was subsequently approved by the TSX Venture Exchange on July 22, 2002.

For personal reasons, Mr. David Horlington of Montreal, Canada has resigned from the Board of Directors of the Company effective March 6, 2003.

On July 10, 2002, Mr . Morden C. Lazarus and Mr. R. Ronald Sheppard resigned from their positions as members of the Board of Directors of the Company and on July 12 and 16, 2002, Mr. Neil Spellman and Mr. Paul Gragtmanns joined the Company’s Board of Directors.

On September 9, 2002, Mr Paul Gragtmanns resigned from his position as a director of the Company for personal reasons. The Directors of the Company decided that the Board seat vacated by Mr. Paul Gragtmanns shall not be filled.

On November 4, 2002, the Company entered into a licensing agreement (Exhibit#B1) with Lucky 1 Enterprises Inc. (“Lucky"), a related company, for the joint development of certain on-line gaming software consisting of three card games (the “Gaming Software"). The Company has received from Lucky the agreed license fee of Cdn $200,000 for the Gaming Software. The Gaming Software is equally owned by the Company and Lucky. The Company shall be the operator of the Gaming Software. The Company shall receive 60% and Lucky shall receive 40% of all revenues that shall be generated from the operations of the gaming software. In respect to this transaction, the Company received approval from the TSX Venture Exchange on November 21, 2002.

On February 4, 2003, the Company received notice from Grant, Thornton LLP, Chartered Accountants of Vancouver, British Columbia of their resignation as the Company’s auditors. Smythe Ratcliffe, Chartered Accountants of Vancouver, British Columbia have agreed to be engaged as auditors of the Company. The Reporting Package required pursuant to National Policy 31 is included as Exhibit#B2-(4)

During the three month period ended March 31, 2003, the Company incurred a net loss of $1,916,168 ($0.05 per share) as compared to a net loss of $585,385 ($0.02 per share) for the same period in the previous year. Operating expenses during the three month period amounted to $612,565 as compared to $611,215 in the same period for the year 2002. This amount consists primarily of salaries and benefits, rent, advertising and promotion, consulting fees, travel, meals and entertainment. The increase in operating costs is mainly attributable to the Company expanding its staffing requirements and engaging consultants for the development, testing, enhancement, technical and marketing support of the Company’s software for on-line multi-player interactive poker games. Salary and benefit costs were $227,773 as compared to $197,130 for the same period in the previous year. During the three month period ended March 31, 2003, the Company’s Antiguan Subsidiary recorded revenues generated from the Company’s software for on-line multi-player interactive poker games of $92,589 (2001: 25,830). These revenues have been applied towards general and administrative costs of the Company’s Antiguan Subsidiaries. During the three month period ended March 31, 2003, the Company dissolved two of its wholly owned Antiguan subsidiaries, Endzone Inc., and G.T. Enterprises Inc.

On March 11, 2003, the Company entered into a Non-Brokered Private Placement Financing Agreement with Lucky 1 Enterprises Inc. (“Lucky"), a related company, whereby Lucky acquired 2,500,000 common shares in the capital of the Company at a price of Cdn $0.10 per common share for total proceeds of Cdn $250,000. This transaction received the final approval of the TSX Venture Exchange on May 12, 2003. The Company will expend the proceeds from this Non-Brokered Private Placement towards software development and general working capital. The 2,500,000 common shares in the capital of the Company which have been issued to Lucky have a hold period expiring on September 13, 2003.

Effective May 12, 2003, Mr. Jack Aktorosyan (“Mr. Aktorosyan") of Montreal, Quebec has joined the Company’s Board of Directors. Mr. Aktorosyan has many years of valuable business computer analysis experience.

Disclosure of the differences between accounting principles and practices generally accepted in Canada and those generally accepted in the United States, and required by the SEC, is included in Note 14 of the financial statements included in Item 19 of the Annual Report.

During 2000, the Company made loans to a software developer to design and develop the Poker Games Software. The loans were unsecured, interest bearing at prime plus 1% per annum and payable on demand. As of December 31, 2001, the outstanding loan receivable was $25,207.36. On December 31, 2001 the Company made a provision for the write-down of the loan receivable of $25,207.36. (See Item 3 (a) Legal Proceedings).

A. LIQUIDITY

The Company has financed its operations mainly by means of equity financings through private placements, and also through the exercise of share purchase warrants and incentive stock options. The proceeds from all such financings were applied towards software development costs, continued enhancement of the Company’s software and general working capital.

On August 28, 2000, the Company completed a brokered private placement financing which was announced on July 14, 2000. The private placement consisted of 1,200,000 units at $0.35 per unit in the capital of the Company, for total proceeds of $420,000. Each unit consists of one common share and one non-transferable share purchase warrant. Each share purchase warrant entitled the holder to acquire one additional common share in the capital of the Company for a period of two years at a price of $0.40 per common share up to August 28, 2001 and at $0.60 per common share up to August 28, 2002. In connection with this private placement pursuant to an Engagement Letter dated July 26, 2000, the Company paid Thomson Kernaghan a Finder’s Fee of 110,000 Units at $0.35 per unit. In addition, Thomson Kernaghan received a total of 165,000 Agent’s Warrants. Each warrant entitled Thomson Kernaghan to acquire one additional common share in the capital of the Company at $0.40 per common share up to August 28, 2001 and at $0.60 per common share up to February 28, 2002. The private placement shares and the finder’s fee were issued pursuant to exemptions from the registration and prospectus requirements of the B.C. Securities Act sections 74(2)(3), 74(2)(4), 74(2)(9), 74(2)(23) and BOR #98/11. The funds raised in respect to this private placement were utilized towards promotion and development of the Company’s on-line gaming.

During September and October 2000, the Company completed the non-brokered private placement which was announced on July 14, 2000. A total of 1,335,857 Units were issued at a price of $0.35 per Unit for total proceeds of $467,549.95. Each Unit consisted of one common share and one non-transferable share purchase Warrant. Each share purchase warrant entitled the holder to purchase one additional common share in the capital of the Company for a period of two years at the price of $0.40 per share in the first year and at $0.60 per share in the second year. In connection with this private placement, the Company has issued 24,300 common shares in the capital of the Company to Windsor Holdings Ltd. as finder’s fee. The private placement shares and the finder’s fee were issued pursuant to exemptions from the registration and prospectus requirements of the B.C. Securities Act section 74(2)(9), 128(h) of the Securities Rules and Regulations and BOR #98/11. The funds raised in respect to this private placement were utilized towards the development and promotion of its online gaming and betting business.

During the period ended December 31, 2000, the Company received a total of $203,479.69 from directors and employees exercising a total of 378,267 incentive share purchase options which ranged in prices from $0.27 to $0.76 per share. The proceeds received were utilized towards general working capital. During the period ended December 31, 2000, the Company received a total of $209,533 from various investors exercising a total of 523,833 share purchase warrants, all at $0.40 per share. The proceeds received were utilized towards general working capital.

On March 5, 2001, the Company completed a non-brokered private placement which was announced on February 9 and 14, 2001. The Company issued a total of 500,000 Units at the price of $0.12 per Unit for total proceeds of $60,000 whereby each Unit consisted of one common share and one non-transferable share purchase Warrant. Each share purchase Warrant entitled the holder to purchase one additional common share in the capital of the Company for a period of two years at a price of $0.16 per share until March 5, 2003. A total of 500,000 common shares in the capital of the Company have been issued.

On March 20, 2001, the Company completed a non-brokered private placement which was announced on February 27, 2001. The Company issued a total of 850,000 Units at the price of $0.10 per Unit for total proceeds of $85,000, whereby each Unit consisted of one common share and one non-transferable share purchase Warrant. Each share purchase Warrant entitled the holder to purchase one additional common share in the capital of the Company for a period of two years at a price of $0.15 per share until March 20, 2003. A total of 850,000 common shares in the capital of the Company have been issued.

On April 25, 2001, the Company closed the Offering that was conducted through the CDNX by way of the Company’s short form offering document dated March 26, 2001. The Company issued a total of 1,217,392 Units at a price of $0.13 per Unit for total proceeds of $158,261. Each Unit consisted of one common share of the Company and one-half (½) of one common share purchase Warrant (the “Warrants"), each whole Warrant entitled the holder to purchase one common share (the “Warrant Shares") of the Company at a price of $0.14 per Warrant Share up to April 25, 2003. A total of 1,217,392 common shares in the capital of the Company have been issued. In connection with the Offering, the Company paid Global Securities Corporation (the “Agent") a cash commission of $14,243.49 and the Company issued 182,609 non-transferable share purchase Warrants (the “Agent’s Warrants") which entitled the holder to purchase up to 182,609 common shares of the Company at a price of $0.14 per common share up to April 25, 2003.

On May 9, 2001, the Company closed the private placement financing agreement which was originally announced on March 20, 2001. The private placement financing consisted of 2,250,000 Units at the price of $0.12 per Unit, for total proceeds of $270,000. Each Unit consisted of one common share in the capital of the Company, and one share purchase Warrant to acquire one additional common share in the capital of the Company for a period of two years at the price of $0.14 per common share. A commission in the amount of $16,200 was paid to GTL Securities Inc. In addition, GTL Securities Inc. has been issued 225,000 share purchase Warrants to purchase up to 225,000 common shares in the capital of the Company at the price of $0.14 per common share for a period of two years. A total of 2,250,000 common shares in the capital of the Company have been issued.

On June 1, 2001, the Company closed the 1,000,000 Units of the non-brokered private placement which was announced on May 16, 2001 at the price of $0.15 per Unit for total proceeds of $150,000, whereby each Unit consisted of one common share and one non-transferable share purchase Warrant. Each share purchase Warrant entitled the holder to purchase one additional common share in the capital of the Company for a period of two years at the price of $0.20 per common share in the first year and at $0.40 per common share in the second year. A total of 1,000,000 common shares in the capital of the Company have been issued. In respect to this private placement, the Company paid a finder’s fee of $15,000 to an arm’s length third party.

The private placement financing which replaced the previously announced convertible debenture transaction on April 18, 2001 was closed in various tranches as follows: 920,000 Units on June 4, 2001, 2,000,000 Units on June 22, 2001, 125,000 Units on June 28, 2001 and 875,000 Units on July 13, 2001 for a total number of 3,920,000 Units of the Company’s securities. The private placement financing consisted of 2,000,000 Units on a brokered basis and 1,920,000 Units on a non-brokered basis for total gross proceeds of $588,000. Each Unit consis ted of one common share and one non-transferable share purchase Warrant. Each share purchase Warrant entitled the holder to purchase one additional common share in the capital of the Company for a period of two years at a price of $0.18 per common share in the first year and at $0.40 per common share in the second year. A total of 3,920,000 common shares in the capital of the Company have been issued. In respect to this private placement the Company has paid a finder’s fee of $18,000 and has issued 66,667 common shares in the capital of the Company.

On September 17, 2001 the Company closed 2,000,000 Units of the non-brokered private placement at the price of $0.15 per Unit for total proceeds of $300,000. Each Unit consisted of one common share in the capital of the Company and one non-transferable share purchase Warrant. Each share purchase Warrant entitled the holder to purchase one additional common share in the capital of the Company for a period of two years at a price of $0.20 per common share in the first year and at $0.25 per common share in the second year. A total of 2,000,000 common shares in the capital of the Company have been issued and these shares were subject to a hold period which expired on January 17, 2002. The proceeds from this private placement have been applied towards general working capital. In connection with this non-brokered private placement, the Company paid a finder’s fee of $20,000 to Trimark Projects Ltd.

During 2001, a total of 341,125 share purchase Warrants were exercised for total proceeds of $60,257.

During 2001, the Company entered into a debenture arrangement for the Principal amount of Canadian $200,000 at an interest rate of 9% per annum which was due and payable on April 26, 2002. Subsequently, the Company and GT entered into an amicable out-of-court settlement with the Cryptologic Group in respect to all outstanding matters.

On January 10 and on February 11, 2002, the Company completed the first tranche and second tranche of the non-brokered Private Placement Financing which was announced on December 7 and 21, 2001. The Company issued a total of 1,688,000 units at $0.20 per unit for total proceeds of $337,600. Each unit consisted of one common share in the capital of the Company and one non-transferable share purchase warrant. Each share purchase warrant entitled the holder thereof to purchase one additional common share in the capital of the Company for a period of two years from the closing date at a price of $0.35 per common share in the first year and at $0.70 per common share in the second year. The funds received from this financing were expended towards software development, and any unspent amounts were added towards general working capital.

On February 1, 2002 the company entered into agreements with two arm’s length third parties to issue convertible debentures, upon certain terms and conditions, for the Principal amounts totalling $110,000 bearing compounded interest at the rate of 10% per annum payable quarterly. The convertible Debentures were supposed to become due and payable on February 1 and 4, 2003. However, the convertible debentures were never issued as the agreements have been terminated by mutual consent on April 17, 2002.

On April 16 and 30, 2002 the company closed the first and second tranche of the non-brokered Private Placement Financing which was announced on March 25 and 28, 2002. The Company issued a total of 7,350,000 common shares in the capital of the Company at a price of $0.10 per common share, for total proceeds of $735,000. The Private Placement Financing shares which have been issued were subject to a hold period which expired on August 12 and 30, 2002 respectively. The funds received from this financing have been expended towards software development and general working capital.

On June 24, 2002, the Company closed the non-brokered Private Placement Financing which was announced on April

2, 2002. The non-brokered Private Placement Financing was changed from the originally proposed $300,000 convertible debenture into a Private Placement Subscription for $300,000 common shares in the capital of the Company. Pursuant to this non-brokered Private Placement the Company issued a total of 3,000,000 common shares in the capital of the Company at a price of $0.10 per common share for total proceeds of $300,000. The Private Placement Financing shares which have been issued were subject to a hold period which expired on October 20, 2002. In connection with this non-brokered Private Placement Financing, the Company paid a finder’s fee in the amount of $30,000 to Mr. Harry Migirdic. The funds received from this financing have been expended towards software development and general working capital.

During the twelve month period ended December 31, 2002, a total 1,311,066 share purchase Warrants were exercised for total proceeds of $199,800. The funds received by the Company have been used for general working capital purposes. None of the outstanding stock options were exercised during the twelve month period ended December 31, 2002.

On March 11, 2003, the Company entered into a Non-Brokered Private Placement Financing Agreement with Lucky 1 Enterprises Inc., (“Lucky") a related company, whereby Lucky acquired for investment purposes 2,500,000 common shares in the capital of the Company at a price of Cdn $0.10 per common share for total proceeds of Cdn $250,000. The Company will expend the proceeds for this Non-Brokered Private Placement towards software development and general working capital. This transaction received the final approval of the TSX Venture Exchange on May 12, 2003. The 2,500,000 common shares in the capital of the Company which have been issued to Lucky have a hold period expiring on September 13, 2003.

As at December 31, 2002, the Company had a working capital deficit of $312,469 as compared to a working capital deficit of $229,466 in the same period of 2001.

During the three month period ended March 31, 2003, no share purchase warrants were exercised.

As at March 31, 2003, the Company had a working capital deficit of $565,189 as compared to a working capital deficit of $272,636 in the same period of 2002.

While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and debt financings in order to conduct its operations uninterruptedly, it is the Company’s intention to pursue these methods for future funding of the Company.

B. CAPITAL RESOURCES

As of May 31, 2003 the Company has 2,580,264 of incentive stock options which have been granted to directors and employees exercisable at various prices ranging from Cdn $0.10 to Cdn $0.36 per common share, and furthermore, there are share purchase warrants outstanding pursuant to which up to 8,558,000 common shares in the capital of the Company, exercisable at various prices ranging from Cdn $0.25 to Cdn $0.70 per common share, could be issued in the future. In the event that any of the incentive stock options or share purchase warrants are exercised, then any funds that may be received from the exercise of the incentive stock options or share purchase warrants shall be used by the Company as general working capital.

For the twelve month period ended December 31, 2002, the Company recorded the sum of Canadian $385,384 as Income and Revenue.

The Company will require significant funds in order that the Company and its subsidiaries may continue to operate uninterruptedly. Since the Company does not have any meaningful revenues from any source, as a future source for additional capital to the Company, the Company will have to seek and be successful in raising equity funds by means of private placements or public offerings or alternatively, the Company will have to be able to secure debt financing. In the event that the existing share purchase warrants and/or the incentive stock options are exercised, then equity funds will be provided to the Company. Furthermore, the operations of the Company’s subsidiaries will have to improve in order to be successful in generating meaningful positive revenues. There are no assurances whatsoever that the Company will be able to raise any equity funds either by means of private placements or by pubic offerings and furthermore there are no assurances whatsoever that the Company will be able to secure any debt financing. Moreover, there are no assurances whatsoever that additional equity funds will be available to the Company by the exercising of the existing incentive stock options or share purchase warrants. Furthermore, there are no assurances whatsoever that the Company’s subsidiaries will ever be successful in generating any meaningful revenues.

C. RESULTS OF OPERATIONS

The analyses below addresses the result of operations in accordance with the financial statements prepared under Canadian generally accepted accounting principles. A discussion of the differences between accounting principles and practices generally accepted in Canada and accounting principles and practices generally accepted in the United States and required by the SEC is contained in Note 14 to the financial statements.

During the twelve month period ended December 31, 2002, the Company incurred a net loss of $1,742,362 ($0.05 per share) as compared to a net loss of $2,106,871 ($0.10 per share) for the same period in the previous year. Operating expenses during the twelve month period amounted to $2,293,618 as compared to $1,706,199 in the same period for the year 2001. This amount consists primarily of advertising and promotion, legal, accounting and audit, professional and consulting fees, salaries and benefits, technical consulting, depreciation and rent. The increase in operating costs is mainly attributable to the Company expanding its staffing requirements and engaging consultants for the development, testing, enhancement, technical and marketing support of the Company’s software for on-line multi-player interactive poker games. Advertising and promotional costs were $346,736 as compared to $67,204 for the same period in the previous year. During the twelve month period ended December 31, 2002, the Company’s Antiguan Subsidiary recorded revenues generated from the Company’s software for online multi-player interactive poker games of $375,608 (2001: $Nil). These revenues have been applied towards general and administrative costs of the Company’s Antiguan Subsidiaries. During the three month period ended March 31, 2003, the Company dissolved two of its wholly owned Antiguan subsidiaries, Endzone Inc., and G.T. Enterprises Inc.

There were no mineral exploration expenses incurred in 2002, 2001 and 2000.

The salaries and benefits during the period ended December 31, 2002 were $828,290. (2001- $381,145). Breakdown of Salaries and benefits are as follows: Payroll – $796,230 (2001-$349,053). Employee benefits $18,155 (2001-$8,881) and Automobile $13,905 (2001- $23,211). The automobile costs relate mainly to parking costs, automobile rental and lease payments, and gas bills incurred by certain directors and employees of the Company.

Under Canadian GAAP, the Company had a net loss of $1,742,362 in 2002; $2,106,871 in 2001 and $1,877,953 in 2000. The Company had basic and fully diluted loss per common share of $0.05 in 2002; $0.10 in 2001; and $0.20 in 2000.

The Company has had some insignificant earnings from some of its operations in the past. However, the Company has never paid any dividends in the past. Furthermore, it does not have any plans to pay dividends in the foreseeable future. The major sources of future funds presently available to the Company are through the raising of equity capital either through private placements or public offerings, or through the exercise of incentive stock options and/or share purchase warrants.

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT

As of May 31 2003, the name, municipality and the principal occupation of the directors and officers of the Company are the following:

Name and municipality of Director or Officer	Position	Principal Occupation	Term of Office
Bedo H. Kalpakian* Vancouver, BC, Canada	Chairman and Director	President of Lucky 1 Enterprises Inc.	1991 to Present
Jacob H. Kalpakian Vancouver, BC, Canada	President and Director	Vice President of Lucky 1 Enterprises Inc.	1991 to Present
Gregory T. McFarlane,* Las Vegas, NV, USA	Director	Advertising Copywriter	1992 to Present
Neil Spellman* Carlsbad, California, USA	Director	Financial Management	July 12, 2002 to Present
Jack Aktorosyan Montreal, Quebec, Canada	Director	Computer Business Analyst	May 12, 2003 to Present
Penilla Klomp Richmond, BC, Canada	Corporate Secretary	Corporate Secretary of Lucky 1 Enterprises Inc.	May 1, 2003 to present

*Members of the Audit Committee.

Jacob H. Kalpakian is the nephew of Bedo H. Kalpakian. All Directors serve for a term of one year until the next annual general meeting or until the date of their resignation, whichever occurs first. Penilla Klomp was appointed an Officer of the Company on May 1, 2003. The following Directors are standing for election or re-election at the Company’s forthcoming Annual General Meeting which is to be held in Vancouver, British Columbia on June 30, 2003; Bedo H. Kalpakian, Jacob H. Kalpakian, Gregory T. McFarlane, Neil Spellman and Jack Aktorosyan.

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS

The Company paid Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.") a total remuneration of Cdn $180,000 for the year ended December 31, 2002. Kalpakian Bros. is a private company incorporated under the laws of the Province of British Columbia, Canada and is controlled by Bedo H. Kalpakian and Jacob H. Kalpakian, both of whom are directors of the Company and Kalpakian Bros. Effective February 1, 2000, a new Management Agreement (“new Management Agreement") has been implemented whereby the remuneration payable to Kalpakian Bros. has been increased to $15,000 per month. Prior to February 1, 2000, the Manager was paid $4,000 per month under the old Management Agreement dated May 1, 1990, as amended on November 1, 1991. Under the new Management Agreement, the Manager has, subject always to the general or specific instructions and directions of the board of directors of the Company, full power and authority to manage the business and affairs of the Company except in respect of such matters and duties as by law must be transacted or performed by the directors or officers of the Company. In addition to the remuneration of the Manager at the rate of $15,000 per month, under the new Management Agreement the Manager is reimbursed for all reasonable travelling and other out-of-pocket expenses actually and properly incurred by Bedo H. Kalpakian and Jacob H. Kalpakian in connection with their duties. The new Management

Agreement may be wholly terminated by either party on six months’ written notice. No plan is presently in effect regarding directors' and officers' pension, retirement or other similar benefits. In addition, effective April 6, 2001, one Company officer is entitled to the use of a company-leased automobile.

Pursuant to indemnity agreements dated April 1, 1993, January 3, 1996, February 1, 1996, November 9, 1999, with Bedo Kalpakian, Jacob Kalpakian and Gregory T. McFarlane (which have already been filed in previous years as exhibits to the Form 20F) and indemnity agreements dated July 12, 2002; May 12, 2003; and May 1, 2003; attached as Exhibts#B3-(1),(2) and (3) with Neil Spellman, Jack Aktorosyan and Penilla Klomp (collectively "the Directors and Officers"), the Company has agreed to indemnify and save the Directors and Officers, their heirs and personal representatives harmless from and against all costs, charges and expenses arising out of their association with the Company. These costs, charges and expenses include any amounts paid to settle an action or to satisfy a judgement brought or found against the directors and officers and any amounts paid to settle an administrative action or proceeding providing the indemnified party has acted in good faith and in the best interests of the Company.

Certain directors of the Company are compensated for automobile expenditures, and furthermore certain directors, officers and employees of the Company are covered under a group medical and dental insurance plan.

For the fiscal year ended December 31, 2002, and up to and until the date of this report (May 31, 2003) no incentive stock options were exercised by any of the Company’s Directors. Incentive stock options held by Bedo H.

Kalpakian, Jacob H. Kalpakian, Greg McFarlane, Neil Spellman and Jack Aktorosyan as of May 31, 2003 are as follows:

Name	Date of Grant	Securities Under Options Granted (#)	Exercise or Base Price ($/Security)	Expiration Date
Bedo H. Kalpakian	March 10, 2000 August 4, 2000 Sept 25, 2000 Nov 16, 2000 June 4, 2001 July 10, 2001 Nov 04, 2002	70,588 85,000 85,632 65,500 16,225 50,000 66,500	0.11 0.11 0.11 0.11 0.11 0.11 0.10	March 10, 2005 August 4, 2005 Sept 25, 2005 Nov 16, 2005 June 4, 2003 July 10, 2003 Nov 04, 2003
	Total	439,445
Jacob H. Kalpakian	March 10/2000 August 4/2000 Sept 25/2000 Nov 16/2000 June 4/2001 July 10/2001 Nov 04/2002	70,588 85,000 85,632 65,500 16,225 50,000 66,500	0.11 0.11 0.11 0.11 0.11 0.11 0.10	March 10, 2005 August 4, 2005 Sept 25, 2005 Nov 16, 2005 June 4, 2003 July 10, 2003 Nov 4, 2003
	Total	439,445
Greg McFarlane	Sept 10/1999 March 23/2001	25,000 25,000	0.36 0.15	Sept 10/2004 March 23/2006
	Total	50,000
Neil Spellman	Dec 7/2001 Nov 4/2002	50,000 250,000	0.10 0.10	Dec 7/2003 Nov 4/2003
	Total	300,000
Jack Aktorosyan	Nov 4/2002	100,000	0.10	Nov 4/2003
	Total	100,000

ITEM 12. OPTIONS TO PURCHASE AND WARRANTS TO ISSUE SECURITIES

Stock Options

From time to time, the Company grants incentive stock options to its directors, employees and consultants on terms and conditions acceptable to the TSX Venture. The incentive stock options entitle the holders to acquire common shares of the Company from treasury. The incentive stock options are a means of rewarding future services provided to the Company and are not intended as a substitute for salaries or wages, or as a means of compensation for past services rendered.

During 2002, the Company adopted a Stock Option Plan (“2002 Stock Option Plan") and on July 22, 2002, the Company received approval from the TSX Venture Exchange with respect to the Company’s 2002 Stock Option Plan which is dated June 25, 2002. The Company will be seeking to obtain approval from its shareholders at the Company’s next Annual General Meeting which is to be held on June 30, 2003 for the adoption of a 2003 Stock Option Plan.

During the year ended December 31, 2000, the Company had an average of three full-time employees. During the years 2001 and 2002 the Company had an average of eleven full-time employees.

As of May 31, 2003, there were 2,580,264 outstanding directors, employees and consultants’ incentive stock options to purchase common shares in the capital of the Company and which are as follows:

Stock Options:

Agreement Date	Optionees	Number of Common shares	Exercise price per Share (Cdn $)	Expiry Date
Directors
September 10, 1999	Director (1)	25,000	0.36	Sept. 10, 2004
March 10, 2000	Directors (2)	141,176	0.11	March 10, 2005
August 4, 2000	Directors (2)	170,000	0.11	August 4, 2005
September 25,2000	Directors (2)	171,264	0.11	Sept 25, 2005
November 16, 2000	Directors (2)	131,000	0.11	Nov. 16, 2005
March 23, 2001	Director (1)	25,000	0.15	March 23, 2006
June 4, 2001	Directors (2)	32,450	0.11	June 4, 2003
July 10, 2001	Directors (2)	100,000	0.11	July 10, 2003
December 7, 2001	Director (1)	50,000	0.10	December 7, 2003
November 4, 2002	Directors (5)	733,000	0.10	November 4, 2003
Employees
September 10, 1999	Employees (2)	25,000	0.11	Sept. 10, 2004
August 4, 2000	Employees (2)	10,000	0.11	August 4, 2005
December 7, 2001	Employees (3)	116,374	0.22	December 7, 2003
November 4, 2002	Employees (11)	550,000	0.10	November 4, 2003
Consultants
November 4, 2002	Consultant	300,000	0.10	November 4, 2003
	Total:	2,580,264

As of May 31, 2003, there are share purchase warrants outstanding to acquire 8,558,000 common shares in the capital of the Company.  A summary of outstanding warrants are as follows:

Warrants:  ( * one warrant is required to purchase one common share)

Private Placement Agreement Date	Placees	Number of Warrants*	Exercise price per Share (Cdn $)	Expiry Date

May 16, 2001	1 investor	875,000	0.40	June 1, 2003

April 18, 2001	4 investors	920,000	0.40	June 4, 2003

April 18, 2001	1 investor	2,000,000	0.40	June 22, 2003
	Agent’s Warrants	200,000	0.25	June 22, 2003

April 18, 2001	5 investors	875,000	0.40	July 13, 2003

August 13, 2001	11 investors	2,000,000	0.25	Sept 17, 2003

December 7, 2001	6 investors	955,000	0.70	Jan 9, 2004

December 7, 2001	7 investors	733,000	0.70	Feb 8, 2004
	Total:	8,558,000

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

Related Party Transactions

The Company shares office space with Lucky 1 Enterprises Inc. (“Lucky"), a company related by common management and directors. Lucky charges the Company for its proportionate share of the payroll expenses and other expenses (“Las Vegas obligations"). During the twelve month period ended December 31, 2002, the Company has paid to Lucky the sum of $174,170 for the Las Vegas obligations which are as follows: payroll expenses of $142,351 and other expenses of $31,819. In respect to future Las Vegas obligations, the Company owes to Lucky the sum of $26,821 in 2002. The loan is unsecured, interest bearing at Prime plus 1% per annum and is payable on demand. For the three month period ended March 31, 2003, the Company paid Lucky the sum of $54,318 for the Las Vegas obligations which are as follows: payroll expenses of $45,884 and other expenses of $8,434 .

During 2002 the Company incurred professional and web-hosting services totalling $ 54 (2001:$2,662, 2000: $109,781) to a company that is indirectly owned by a former director of the Company. As at December 31, 2002, $54 (2001, $5,057) remained unpaid and is included in payable to related parties.

As at December 31, 2002, an amount of $75,298 is payable to two directors of the Company for loans and direct expenses incurred on behalf of the Company.

During the twelve month period ended December 31, 2002, the aggregate amount of expenditures made to management totaled $180,000 (2001: $180,000) and was paid to Kalpakian Bros. of B.C. Ltd. (“the Manager"), the principals of which are Bedo H. Kalpakian and Jacob H. Kalpakian.

On March 11, 2003, the Company entered into a Non-Brokered Private Placement Financing Agreement with Lucky 1 Enterprises Inc., (“Lucky"), a related company, whereby Lucky acquired for investment purposes 2,500,000 common shares in the capital of the Company at a price of Cdn $0.10 per common share for total proceeds of Cdn $250,000. This transaction received the final approval of the TSX Venture Exchange on May 12, 2003. The 2,500,000 commons shares in the capital of the Company which have been issued to Lucky have a hold period expiring on September 13, 2003.

The Company entered into a licensing agreement on November 4, 2002, (Exhibit#B1) with Lucky 1 Enterprises Inc. (“Lucky"), a related company, for the joint development of certain on-line gaming software consisting of three card games (the “Gaming Software"). The Company has received from Lucky the agreed license fee of Cdn $200,000 for the Gaming Software. The Gaming Software is equally owned by the Company and Lucky. The Company shall be the operator of the Gaming Software. The Company shall receive 60% and Lucky shall receive 40% of all revenues that shall be generated from the operations of the gaming software. In respect to this transaction, the Company received approval from the TSX Venture Exchange on November 21, 2002.

Las Vegas From Home.com Entertainment Inc. is related to the following companies by common management and/or directors and/or officers:

- Lucky 1 Enterprises Inc. (“Lucky") [formerly known as Golden Nugget Exploration Inc.], a public company the shares of which are quoted for trading in the U.S.A. on the OTC Bulletin Board.

- Blue Rock Mining, Inc., a private Nevada corporation which is a wholly-owned subsidiary of Lucky.

- Kalpakian Bros. of B.C. Ltd. is a private company incorporated under the laws of the Province of British Columbia,
Canada.

- Texas Pacific Minerals Inc. is a private company incorporated under the laws of the Province of British Columbia,
Canada.

- Pacific Missouri Holdings Inc. is a private company incorporated under the laws of the Province of British
Columbia, Canada.

The Company shares office premises and office expenses with Lucky, a company related by common management and directors. Lucky charges the Company for its proportionate share of the payroll expenses and other expenses (“Las Vegas obligations"). Subsequent to August 2001, rent for the office premises is paid by the Company and Lucky is charged for its proportionate share.

Effective September 2001, Las Vegas is charged 90% of general overhead and office expenses by Lucky. Furthermore, Las Vegas is also charged 100% of direct expenses incurred on behalf of Las Vegas. Due to their limited business activities, Kalpakian Bros. of B.C. Ltd., Texas Pacific Minerals Inc., Pacific Missouri Holdings Inc. and Blue Rock

Mining, Inc. are not charged by the Company for general overhead and office expenses but they are charged for 100% of their direct expenses when and if such expenses are incurred on their behalf.

PART II

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED

The authorized capital of the Company consists of 100,000,000 shares of common stock without par value of which 40,603,486 are issued and outstanding as of May 31, 2003. In addition, the authorized preferred shares of the Company consists of 5,000,000 of which none have been issued.

Holders of common shares are entitled to one vote per share at all meetings of shareholders, to receive dividends as and when declared by the directors, and to receive a pro-rata share of the assets of the Company available for distribution to common shareholders in the event of the liquidation, dissolution or winding up of the Company. There are no pre-emptive, conversion or surrender rights attached to the common shares.

PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES

The Company is not in default in the payment of principal, interest, sinking fund instalment or any other default with respect to any indebtedness of the Company.

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES

There have been no changes in the constituent instruments defining the rights of holders of common stock and no issuance of any other securities that has modified the rights of holders of common stock.

PART IV

ITEM 17. FINANCIAL STATEMENTS

The Company's financial statements and schedules which are required to be filed hereunder are listed in Item 19 and are specifically incorporated herein by this reference. The Company's consolidated financial statements are stated in Canadian dollars (Cdn $) and are prepared in accordance with Canadian generally accepted accounting principles.

ITEM 18. FINANCIAL STATEMENTS (NOT APPLICABLE)

ITEM 19.   FINANCIAL STATEMENTS AND EXHIBITS

A) Index to Financial Statements

i) Consolidated Financial Statements

-Report of Independent Auditors

-Comments by Independent Auditors

for United States Readers on Canada

- United States Reporting Conflict

-Consolidated Balance Sheets as at

December 31, 2002 and December 31, 2001

-Consolidated Statements of Operations and Deficit

for the years ended December 31, 2002,

2001 and 2000

-Consolidated Statements of Cash Flows for the periods

ended December 31, 2002, 2001 and 2000

-Notes to the Consolidated Financial Statements

Pages 42-58

ii) Consolidated Financial Statement Schedules

I - Amounts Receivable (Payable) from Related Parties

and Underwriters, Promoters and

Employees other than Related Parties

II & III – Property, Plant and Equipment and

     Accumulated Depreciation, Depletion and

     Amortization of Property, Plant and Equipment

Pages 60-61

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

Signature Page

B)  Exhibits (Material Contracts):

1.     Exhibit B#1 - Licensing Agreement Dated November 4, 2002

with Lucky 1 Enterprises Inc.

2.     Exhibit B#2 -Change of Auditor Documentation

[Exhibits B#2-(1); B#2-(2); B#2-(3); B#2-(4)]

Pages 67-70

3.    Exhibit B#3 – Indemnity Agreements with two Directors and an Officer

Indemnity Agreements [Exhibits B#3-(1); B#3-(2); B#3-(3)]

Pages 71-82

(The rest of this page has been intentionally left blank)

LAS VEGAS FROM HOME.COM

  ENTERTAINMENT INC.

Consolidated Financial Statements

December 31, 2002 and 2001

INDEX

Page

Consolidated Financial Statements

Report of Independent Chartered Accountants

38

Consolidated Balance Sheets

39

Consolidated Statements of Operations and Deficit

40

Consolidated Statements of Cash Flows

  41

Notes to Consolidated Financial Statements

42

REPORT OF INDEPENDENT CHARTERED ACCOUNTANTS

TO THE SHAREHOLDERS OF LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

We have audited the consolidated balance sheets of Las Vegas from Home.com Entertainment Inc. as at December 31, 2002 and the consolidated statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Canada and in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2002 and the results of their operations and cash flows for the year then ended in conformity with Canadian generally accepted accounting principles. Accounting principles generally accepted in Canada differ in certain significant respects from accounting principles in the United States of America and are discussed in note 14 to the consolidated financial statements. The financial statements as at December 31, 2001 and for the years then ended December 31, 2001 and 2000 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated February 1, 2002.

“Smythe Ratcliffe"

Chartered Accountants

Vancouver, Canada

March 14, 2003

COMMENTS BY AUDITORS FOR U.S. READERS

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as described in note 1 to the consolidated financial statements. Our report to the shareholders dated March 14, 2003, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

“Smythe Ratcliffe"

Chartered Accountants

Vancouver, British Columbia

March 14, 2003

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Consolidated Balance Sheets

December 31

	2002	2001

Assets

Current
Cash and term deposits	$19,294	$119,272
Accounts receivable	93,851	27,732
Prepaids	4,595	64,700
	117,740	211,704
Due from Related Party (note 10)	0	26,180
Interest in Mineral Property (note 5)	1	1
Property and Equipment (note 6)	227,459	494,717

Total Assets	$345,200	$732,602

Liabilities

Current
Accounts payable and accrued liabilities	$328,090	$212,955
Due to related parties (note 10)	102,119	13,587
Loan payable (note 7)	0	200,000
Obligation under capital lease (note 8)	0	14,628
	430,209	441,170
Obligation under Capital Lease (note 8)	0	26,479

	430,209	467,649

Stockholders' Equity (Deficiency)

Capital Stock (note 9)	12,343,788	10,801,388
Subscriptions (note 9)	0	150,000
Deficit	(12,428,797)	(10,686,435)

	(85,009)	264,953

Total Stockholders' Equity (Deficiency) and Liabilities	$345,200	$732,602

Commitments and Contingencies (notes 12 and 13)

"Bedo H. Kalpakian"

.....................................................................  Director

Bedo H. Kalpakian

"Neil Spellman"

.....................................................................  Director

Neil Spellman

See notes to consolidated financial statements.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Consolidated Statements of Operations and Deficit

Years Ended December 31

	2002	2001	2000

Interest Income	$9,776	$20,087	$21,475
Rake and License Revenue	375,608	0	0
	385,384	20,087	21,475

Expenses
Salaries and benefits	828,290	381,145	283,330
Advertising and promotion	346,736	67,204	316,308
Technical consulting	272,698	197,299	281,156
Legal, accounting and audit	188,293	90,287	159,247
Travel, meals and entertainment	184,581	266,742	268,617
Management fees (note 10)	180,000	180,000	169,000
Rent	112,886	123,031	102,249
Consulting and professional fees	109,084	80,828	0
Office	83,455	62,450	59,078
License fee	41,250	56,775	123,783
Bank charges, interest and foreign
Exchange	26,644	29,494	4,980
Telephone	25,484	97,651	95,110
Regulatory and transfer agent fees	12,270	23,587	28,162
Repairs and maintenance	7,018	0	0
Shareholder communication	5,641	3,172	4,174
Donation	2,100	0	50
Recovery on software development
(note 10(a))	(200,000)	0	0
Depreciation	67,188	46,534	26,869
	2,293,618	1,706,199	1,922,113
Loss Before Other Items	(1,908,234)	(1,686,112)	(1,900,638)
Other Items
Gain on sale of investments	0	0	22,685
Gain (loss) on disposal of property
and equipment	(39,575)	114	0
Recovery (provision) for loans
Receivable	156,470	(181,677)	0
Write-down of software	(166,023)	(239,196)	0
Gain on settlement of debt (note 7)	200,000	0	0
Interest income on debt settlement	15,000	0	0
	165,872	(420,759)	22,685
Net Loss	(1,742,362)	(2,106,871)	(1,877,953)
Deficit, Beginning of Year	(10,686,435)	(8,579,564)	(6,701,611)

Deficit, End of Year	$(12,428,797)	$(10,686,435)	$(8,579,564)

Net Loss Per Share	$ (0.05)	$ (0.10)	$ (0.20)
Weighted Average Number of
Common Shares	34,176,428	21,184,593	9,280,501

See notes to consolidated financial statements.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Consolidated Statements of Cash Flows

Years Ended December 31

	2002	2001	2000
Operating Activities
Net loss	$(1,742,362)	$(2,106,871)	$(1,877,953)
Items not involving cash
Depreciation	67,188	46,534	26,869
Gain on sale of investments	0	0	(22,685)
Loss (gain) on disposal of
property and equipment	39,575	(114)	0
(Recovery) Provision for loans receivable	(156,470)	181,677	0
Write-down of software	166,023	239,196	0
Gain on settlement of debt	(200,000)	0	0
Operating Cash Flow	(1,826,046)	(1,639,578)	(1,873,769)
Change in Non-Cash Working Capital
Accounts receivable	(66,119)	(18,242)	(653)
Prepaids	60,105	12,787	(41,068)
Due from related party	26,180	(96,029)	(86,621)
Accounts payable and accrued liabilities	115,134	66,083	55,199
Payable to related parties	88,532	6,570	(12,003)
	223,832	(28,831)	(85,146)
Cash Provided by (Used in) Operating Activities	(1,602,214)	(1,668,409)	(1,958,915)
Financing Activities
Common shares issued,
net of issue costs	1,542,400	1,531,804	2,363,225
Capital subscriptions	0	150,000	0
Loan payable	0	200,000	0
Loan receivable	0	(1,623)	(23,584)
Repayment of capital lease	0	(12,576)	0
Cash Provided by Financing Activities	1,542,400	1,867,605	2,339,641
Investing Activities
Proceeds on sale of investment
in securities	0	0	85,885
Purchase of investment in
Securities	0	0	(63,200)
Proceeds on disposal of property
and equipment	1,353	1,605	0
Purchase of property and equipment	(41,517)	(256,718)	(346,553)
Cash Used in Investing Activities	(40,164)	(255,113)	(323,868)
Inflow (Outflow) of Cash	(99,978)	(55,917)	56,858
Cash and Term Deposits, Beginning
of Year	119,272	175,189	118,331
Cash and Term Deposits, End of Year	$19,294	$119,272	$175,189
Supplementary Information
Interest paid	$0	$0	$76
Issue of shares in settlement of
note payable	$0	$0	$82,500

See notes to consolidated financial statements.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

1. NATURE OF OPERATIONS AND GOING CONCERN
These financial statements have been prepared on the basis of accounting principles applicable to a "going concern" basis, which assumes that the Company will continue to be in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company was previously involved in the exploration of mineral properties. During 1999, the Company decided not to continue in the mineral exploration business and sold its mineral properties and wrote down its remaining property to $1 (note 5).

The Company and its Antiguan subsidiaries are in the business of developing, acquisition and marketing of software for on-line multi-player interactive poker games. The Company's Antiguan subsidiary holds an interactive gaming license which was granted by the International Financial Sector Regulatory Authority of Antigua and Barbuda to conduct and operate interactive gaming from the period starting October 1, 2001 and ending September 30, 2002. The Company has formally requested an extension of the interactive gaming licence.

During the year, the Company's Antiguan subsidiary, Action Poker Gaming Inc. ("Action"), moved its operations from its location in Antigua to the facilities of Mohawk Internet Technologies Inc. ("Mohawk") which acts as its hosting facility for its servers, located on the Kahnawakee Mohawk Reserve ("Kahnawakee") in Canada.

Kahnawakee has reserve status in Canada, which has its own regulations and laws concerning interactive gaming. These regulations allow the Kahnawakee Gaming Commission to issue a gaming licence to a third party authorizing the conduct of authorized games by means of a telecommunication device, including the Internet. The law in Kahnawakee regarding on-line gaming has not yet been tested by Canadian legal authorities therefore the legality of this issue is inconclusive.

The Kahnawakee Gaming Commission issued to Action, an interactive gaming license to operate and exploit an Internet gaming facility, to be located at Mohawk for the period commencing November 1, 2002 and ending October 31, 2004 (note 12(a)).

The gaming and entertainment operations are carried on by the Company's Antiguan subsidiaries and not by the Company in Canada. Due to the nature of Internet gaming and payment by credit card the subsidiaries cannot verify whether the customers are of a lawful age. The subsidiaries have taken precautions to ensure customers are not from Canada. The expected principal revenues of the Company's Antiguan subsidiaries will be from collecting rakes, licensing fees and royalties. The subsidiaries operate as an Internet host of card games and collect a fee as host (rake) and do not participate in the actual card games.

Although management believes that the conduct of Internet gaming related activities by its Antiguan subsidiaries will represent a lawful business, there is the risk that the legality of the Internet gaming related activities may be challenged by Canadian or other legal authorities. If the legality of the Internet gaming related activities are challenged and the challenge is sustained, it may have a material adverse impact on the financial affairs of the Company.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

1. NATURE OF OPERATIONS AND GOING CONCERN (Continued)

The Company has incurred significant operating losses over the past three fiscal years. In addition, the Company must raise significant capital to develop its business and to fund operation costs. It is not certain that the Company will be successful in its efforts to raise the required capital to continue its operations uninterruptedly.

These financial statements do not reflect adjustments that would be necessary if the "going concern" assumption were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions and events which raise doubts about the validity of the "going concern" assumption used in preparing these financial statements.

If the "going concern" assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

2. BASIS OF PRESENTATION

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada. As described in note 14, these principles differ in certain respects from those that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States of America.

3. SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of consolidation

These consolidated financial statements include the accounts of Las Vegas From Home.com Entertainment Inc., and its wholly-owned subsidiaries Touchdown Inc., Action Poker Gaming Inc., Endzone Inc., G.T. Enterprises Inc. and Azat Investment LLC. All inter-company balances and transactions have been eliminated.

(b) Mineral properties

Mineral properties are recorded at cost. The costs relating to a property abandoned were written off when the decision to abandon was made.

(c) Depreciation

Depreciation of property and equipment is calculated on the following bases and annual rates:

Software

-  30% Declining balance

Computer equipment

-  30% Declining balance

Furniture and equipment

-  20% Declining balance

Vehicle under capital lease

-  Straight-line over the lease term

Software development costs are capitalized once technical feasibility has been established and a market has been identified. Such capitalized costs are amortized over the expected life of the product developed once it has been commercially released.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d) Stock-based compensation plans

Effective January 2002, the Company adopted the new Handbook recommendation in accounting for its employee stock option plans. Options granted to employees are accounted for using the intrinsic value method where compensation expense is recorded when options are granted at discounts to market. Options granted to non-employees are accounted for using the fair value method where compensation expense is calculated using the Black-Scholes options pricing model.

(e) Revenue recognition

The Company recognizes revenues from licensees and customers on an accrual basis based on agreed terms of licences and contracts as the services are rendered. Revenues from rakes are earned when pre-determined criteria have been met by players of the games.

Allowances for non-collection of revenues are made when collectibility becomes uncertain.

(f) Income taxes

The Company follows the liability method based on the accounting recommendations for income taxes issued by the Canadian Institute of Chartered Accountants. Under the liability method future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted income tax rates at each balance sheet date. Future income tax assets can also result by applying unused loss carry-forwards and other deductions. The valuation of any future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

(g) Foreign currency translation

Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i) Current assets, current liabilities and long-term monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;

(ii) Non-monetary assets and liabilities at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii) Revenues and expenses, at the rates in effect at the time of the transaction.

Gains and losses arising from this translation of foreign currency are included in net income.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

3. SIGNIFICANT ACCOUNTING POLICIES (Continued) (h) Net loss per share

Net loss per share is calculated using the weighted average number of shares outstanding. The dilutive effect of options and warrants is not reflected in loss per share for 2002, 2001 and 2000 as the effect would be anti-dilutive.

(i) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and would impact future results of operations and cash flows.

4. FINANCIAL INSTRUMENTS

  (i) Fair value

The carrying value of cash and term deposits, accounts receivable, accounts payable and accrued liabilities, amounts due to and from related party and obligation under capital lease approximate their fair value because of the short maturity of these financial instruments.

(ii) Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and liabilities.

(iii) Credit risk

The Company is exposed to credit risk with respect to its accounts receivable, however, this is minimized by the Company's large customer base. The Company monitors its exposure to credit risk.

(iv) Translation risk

The Company translates the results of foreign operations into Canadian currency using approximately the average exchange rate for the year. The exchange rate may vary from time to time. This risk is minimized to the extent that all non-Canadian source revenues and expenses are in US dollars.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

5. MINERAL PROPERTIES

	2002	2001

Pike County, United States of America
Acquisition cost, net of proceeds	$1	$1

During 1992, the Company purchased several mineral properties located in Pike County, Arkansas, USA.  During 1999, the Company sold a portion of the mineral properties and wrote down the remaining mineral property to $1.

6. PROPERTY AND EQUIPMENT

	2002
		Accumulated	Net
	Cost	Depreciation	Book Value

Software and development costs	$180,901	$36,180	$144,721
Computer equipment	94,471	11,733	82,738

	$275,372	$47,913	$227,459

	2001
		Accumulated	Net
	Cost	Depreciation	Book Value

Software and development costs	$337,623	$0	$337,623
Computer equipment	159,389	59,888	99,501
Furniture and equipment	17,069	3,093	13,976
Vehicle under capital lease	53,683	10,066	43,617

	$567,764	$73,047	$494,717

During 2000, the Company helped develop and acquired, subject to a Source Code Escrow Agreement, ownership interest in certain software for multi-player interactive poker games. The software was at a stage where it could be played for fun money when various disputes arose between the Company and the software developer during 2001. As a result, the development of the software has halted. Presently, the software is not capable of generating revenue, as it cannot be played for real money. The Company is in the process of seeking an arbitration based on the original contract in order that the existing disputes may be resolved. During 2002, the Company wrote down the software by $166,023 (2001 - $156,724), to reflect the potential decrease in value.

During 2001, the Company developed its own multi-player interactive poker games software. The amount of $180,901 has been capitalized under software and development costs. Depreciation commenced in 2002 as the software was commercially released during the year.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

7. LOAN PAYABLE

During 2001, the Company issued a debenture for the principal amount of $200,000 at an interest rate of 9% per annum. The debenture including interest was forgiven in 2002.

8. OBLIGATION UNDER CAPITAL LEASE

	2002	2001

Capital lease obligation	$0	$41,107
Less: Current portion	0	(14,628)

	$0	$26,479

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

9. CAPITAL STOCK

(a)

Authorized

  100,000,000

Common shares without par value

    5,000,000

Preferred shares

(b)

Issued

	Number
	of Shares	Amount

Balance, January 1, 2000	5,609,067	$6,552,759
Member sponsorship fee	275,000	82,500
Exercise of stock options for cash	378,267	203,480
Exercise of warrants for cash	523,833	209,533
Private placements
Net proceeds	5,688,769	2,318,650
Finder's fees	134,300	0
Issuing costs	0	(97,338)

Balance, December 31, 2000	12,609,236	9,269,584
Exercise of warrants for cash	341,125	60,257
Private placements
Net proceeds	11,737,392	1,611,261
Finder's fees	66,667	(139,714)

Balance, December 31, 2001	24,754,420	10,801,388
Exercise of warrants for cash	1,311,066	199,800
Private placements
Net proceeds	9,038,000	1,372,600
Finder's fees	3,000,000	(30,000)

Balance, December 31, 2002	38,103,486	$12,343,788

(c)

Subscriptions

	Number
	of Shares	Amount

Balance, January 1, 2002	750,000	$150,000
Issued during the year	(750,000)	(150,000)

Balance, December 31, 2002	0	$0

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

9. CAPITAL STOCK (Continued)

The Company closed non-brokered private placements with certain directors of the Company and individuals for 12,038,000 units of the Company's securities at prices ranging from $0.10 to $0.20 per unit, for net proceeds of $1,297,600. Of the new units issued, 1,688,000 units consist of one common share in the capital of the Company and one non-transferable share purchase warrant. Each share purchase warrant will entitle the holder thereof to purchase one additional common share in the capital of the Company for a period of two years from the closing date at an exercise price of $0.35 per common share in the first year and $0.70 per common share in the second year.

The Company issued 1,311,066 units of the Company's securities to certain directors of the Company and individuals as a result from the exercising of warrants from $0.14 to $0.16 per warrant for total proceeds of $199,800.

(d) Warrants

At December 31, 2002, the following warrants are outstanding. Each warrant entitles the holder to purchase one common share of the Company at the exercise price with the following expiry dates:

	Exercise	Number of Warrants
	Price	2002	2001

August 28, 2002	$ 0.40 to $0.60	0	1,310,000
February 28, 2002	$ 0.40 to $0.60	0	165,000
September 15, 2002	$ 0.40 to $0.60	0	400,000
September 29, 2002	$ 0.40 to $0.60	0	600,000
October 6, 2002	$ 0.40 to $0.60	0	335,857
March 5, 2003	$ 0.16	100,000	500,000
March 20, 2003	$ 0.15	25,000	850,000
April 24, 2003	$ 0.14	614,114	791,305
May 9, 2003	$ 0.14	2,475,000	2,475,000
June 1, 2003	$ 0.40	875,000	1,000,000
June 4, 2003	$ 0.40	920,000	920,000
June 22, 2003	$ 0.25 to $ 0.40	2,075,000	2,200,000
June 28, 2003	$ 0.40	125,000	125,000
July 13, 2003	$ 0.40	875,000	875,000
September 17, 2003	$ 0.25	2,000,000	2,000,000
January 9, 2004	$ 0.35 or $ 0.70	955,000	0
February 8, 2004	$ 0.35 or $ 0.70	733,000	0

Total warrants outstanding		11,772,114	14,547,162

The warrants with expiry dates March 5, 2003 and March 20, 2003 have expired subsequent to year-end. The warrants with expiry dates January 9, 2004 and February 8, 2004 may be exercised at $0.35, if exercised within the first year of grant and at $0.70 if exercised subsequent to the first year of grant.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

9. CAPITAL STOCK (Continued)

(e) Stock options

From time to time the Company grants stock options to employees and directors pursuant to the rules and regulations of the TSX Venture Exchange. During 2002, the Company adopted an incentive stock option plan under which the Company may issue 3,810,349 stock options to acquire common shares in the capital of the Company as an incentive to officers, directors, employees and other persons who can contribute to the success of the Company. The following summarizes the employee and director stock options that have been granted, exercised, cancelled and expired during the years ended December 31, 2002, 2001 and 2000.

	Number	Exercise
	of Shares	Price

Balance, January 1, 2000	512,306
Options granted	1,232,956	$ 0.20 to $ 0.45*
Options exercised	(378,267)	$ 0.27 to $ 0.76
Options expired	(147,994)	$ 0.40 to $ 0.82

Balance, December 31, 2000	1,219,001
Year ended December 31, 2001
Options granted	1,755,002	$ 0.14 to $ 0.40
Options cancelled	(365,045)	$ 0.14 to $ 0.20
Options expired	(137,516)	$ 0.40 to $ 0.75

Balance, December 31, 2001	2,471,442
Year ended December 31, 2002
Options granted	2,746,907	$ 0.10 to $ 0.11
Options cancelled	(1,608,000)	$ 0.11 to $ 0.36

Balance, December 31, 2002	3,610,349

*

Stock options that were priced between $0.76 to $1.49 per share were repriced to $0.36 per share during 2000.

During the year, stock options totalling 1,275,890 granted between September 20, 1999 to September 4, 2001 priced between $0.20 to $1.49 per share were repriced to $0.11 per share.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

9. CAPITAL STOCK (Continued)

(e) Stock options (Continued)

At December 31, 2002 and 2001, the following stock options are outstanding. The options entitle the holders to purchase the stated number of common shares at the exercise price with the following expiry dates:

	Exercise	Number of Shares
	Price	2002	2001

August 5, 2004	$ 0.36	0	100,000
September 10, 2004	$ 0.36	50,000	75,000
January 5, 2005	$ 0.36	0	38,000
March 10, 2005	$ 0.11	156,176	156,176
August 4, 2005	$ 0.11	185,000	195,000
September 25, 2002	$ 0.11	171,264	171,264
November 16, 2005	$ 0.11	131,000	131,000
March 23, 2006	$ 0.15	25,000	25,000
May 3, 2003	$ 0.11 to $ 0.23	46,178	231,178
June 4, 2003	$ 0.11 to $ 0.24	32,450	327,450
July 10, 2003	$ 0.11 to $ 0.20	100,000	300,000
September 4, 2003	$ 0.11 to $ 0.20	0	400,000
December 7, 2003	$ 0.10 to $ 0.22	166,374	321,374
May 17, 2003	$ 0.11	963,907	0
November 4, 2003	$ 0.10	1,583,000	0

Total stock options
outstanding		3,610,349	2,471,442

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

9. CAPITAL STOCK (Continued)

(e) Stock option (continued)

The Company applies the Intrinsic Value Method in accounting for its stock options granted to employees, and accordingly, compensation expense of $0 (2001 - $0; 2002 -$0) was recognized as salaries expense. During the year, certain options were repriced and as a result have become variable options and are accounted for accordingly. Had compensation expense been determined under the fair value method using the Black-Scholes option - pricing model, the pro-forma effect on the Company's net loss and per share amounts would have been as follows:

Net loss, as reported	$(1,742,362)
Recognized under intrinsic value, as reported	0
Unrecognized fair value	(90,610)

Net loss, pro-forma	$(1,832,972)

Net loss per share, as reported	$ (0.05)
Net loss per share, pro-forma	$ (0.05)

The fair value of each option grant is calculated using the following weighted average assumptions:

Expected life (years)	1
Interest rate	2.75%
Volatility	78.19%
Dividend yield	0.00%

Certain options are variable options as they were repriced during 2002.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

10. RELATED PARTY TRANSACTIONS

                    (a)     During the year, the Company received a payment of $200,000 from Lucky 1 Enterprises Inc. ("Lucky"), a company related by common management, directors and officers. This payment represents amounts for software development for three on-line card games (the gaming software) which when complete the Company and Lucky will have joint ownership. This payment is Lucky's sole contribution to the development of the gaming software as the Company will be solely responsible for the remainder of the costs. The Company's Antiguan subsidiaries will be the operator of the gaming software and will be responsible for the marketing of all the on-line card games. The Company's Antiguan subsidiaries are to receive 60% of all revenues that shall be generated from the operations of the gaming software and Lucky will receive the remaining 40%.

(b)

Receivable from related party

	2002	2001

Lucky 1 Enterprises Inc.	$0	$182,650
Provision for write-down	0	(156,470)

	$0	$26,180

(c)

Payable to related parties

	2002	2001

Payable to Lucky 1 Enterprises Inc.	$26,821	$5,057
Payable to directors	75,298	8,530

	$102,119	$13,587

The Company shares office premises and office expenses with Lucky. Prior to August 2001, Lucky charged the Company for its proportionate share of office rent, payroll expenses and other expenses. Subsequent to August 2001, rent for the office premises are paid by the Company and Lucky is charged for its proportionate share.

Amounts payable to directors are for expenses incurred on behalf of the Company.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

10.  RELATED PARTY TRANSACTIONS (Continued)

Related party transactions during the year:

(i) paid interest income to directors $842 (2001 - $8,004; 2000 - $6,818);

(ii) paid management fees to a company related by common management and directors $180,000 (2001 - $180,000; 2000 - $169,000);

(iii) received interest income from Lucky for loans $4,734 (2001 - $8,311; 2000 - $4,410);

(iv) received rent from Lucky for shared offices $5,153 (2001 - $0; 2000 - $(0);

(v) paid rent to Lucky for shared offices $0 (2001 - $35,670; 2000 - $45,094).

 (vii) reimbursed Lucky 142,351 $ (2001 - $115,023; 2000 - $116,093) for payroll and benefits;

 (viii) reimbursed Lucky $31,819 (2001 - $30,323; 2000 - $44,034) for other office expenses; and

 (ix) paid a consulting fee of $10,000 to a director and $3,000 to a party related to a director.

11. INCOME TAXES

	2002	2001

Future income tax assets

Non-capital loss carry-forwards for Canadian purposes	$4,635,558	$3,665,618
Excess of undepreciated capital cost over net book value of fixed assets	52,805	8,620
Exploration expenditures for Canadian purposes
Unused cumulative Canadian exploration expenses	6,370	6,370
Unused cumulative foreign exploration and development expenses	262,527	262,527

	4,957,260	3,943,135

Tax rate - 39.62% (2001 - 44.62%)	1,964,066	1,759,427
Less: Valuation allowance	(1,964,066)	(1,759,427)

	$0	$0

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

11. INCOME TAXES  (Continued)

The valuation allowance reflects the Company's estimate that the tax assets will likely not be realized and consequently have not been recorded in these financial statements.

For Canadian income tax purposes, the exploration and development expenses can be carried forward indefinitely.

The Company has net capital losses for income tax purposes of $905,088.

The Company has available approximate non-capital losses which may be carried-forward to apply against future income for Canadian tax purposes. The losses expire as follows:

2003	$125,171
2004	119,552
2005	158,221
2006	708,311
2007	1,108,651
2008	1,049,307
2009	1,366,345

$4,635,558

The benefit of these losses has not been recorded in these financial statements.

12.  COMMITMENTS

Pursuant to agreement entered into with various parties the Company's Antiguan subsidiary Action is required to make the following payments:

(a) Interactive gaming license

        (i) monthly user fees of $10,000 US each month until May 1, 2003; and

        (ii) monthly user fees of $15,000 US each month from May 1, 2003 to October 31, 2004.

(b) Financial transaction fees

        (i) Minimum monthly fee of $5,000 US for the credit card transactions, plus bank surcharges and other charges or fees imposed by banks or clearing houses for handling credit card transactions;

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

12. COMMITMENTS (Continued)

(c) Lease commitments

The Company has entered into operating leases for office space and office equipment. The minimum rental commitments under operating leases are as follows:

Expiry Date	Amount

2003	$4,936

As at year-end, the Company was negotiating a new lease agreement for office space.

13. CONTINGENCIES

(a) The Company has been named defendant in a lawsuit claiming damages totalling $50,000 for breach of contract. In the opinion of management, the outcome of this is presently undeterminable.

(b) The Company commenced legal action against a third party seeking repayment of a promissory note due to the Company for $25,000 plus interest. Subsequently, the Company and two directors were named defendants in a counterclaim for damages totalling $307,944. In the opinion of management, the outcomes are presently undeterminable.

No amounts have been reflected in the financial statements.

14. DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES

(a) U.S. accounting pronouncements

In December 2002, FASB issued SFAS 148, "Accounting for Stock-based Compensation -Transition and Disclosure, an amendment to SFAS 123". SFAS 148 provides two additional transition methods for entities that adopt the preferable method of accounting for stock-based compensation. Further, the statement requires disclosure of comparable information for all companies regardless of whether, when, or how an entity adopts the preferable, fair value method of accounting. These disclosures are now required for interim periods in addition to the traditional annual disclosure. The amendment to SFAS 123, which provides for additional methods, are effective for the periods beginning after December 15, 2002, although earlier application is permitted. The amendments to the disclosure requirements are required for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

14.  DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES (Continued)

(b)

Resource properties

In accordance with Canadian GAAP exploration and development expenditures are capitalized.  Under US GAAP all exploration and development expenditures are charged to operations when incurred.

(c)

Effect on loss

	2002	2001	2000
Net loss under Canadian GAAP	$(1,742,362)	$(2,106,871)	$(1,877,953)
Compensation expense related to tock options under US GAAP	0	(123,644)	(134,805)
Net loss under US GAAP	$(1,742,362)	$(2,230,515)	$(2,012,758)

Basic and diluted loss per common share under US GAAP	$ (0.05)	$ (0.11)	$ (0.22)

(d)

Effect on interests in mineral properties

	2002	2001	2000

Interests in mineral properties under US GAAP	$1	$1	$1

(e)

Effect on shareholder's equity

	2002	2001	2000
Shareholders' equity (deficiency) under Canadian GAAP	$(83,590)	$264,953	$690,020
Adjustment to capital stock for value of stock options granted under US GAAP	0	123,644	134,805
Compensation expense related to stock options under US GAAP	0	(123,644)	(134,805)
	0	0	0

Shareholders' equity (deficiency) under US GAAP	$(83,590)	$264,953	$690,020

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

15. SUBSEQUENT EVENTS

(a) Subsequent to year-end, the Company entered into a non-brokered private placement financing agreement with Lucky, a related company. Upon final approval by the TSX Venture Exchange, the Company will issue to Lucky 2,500,000 common shares in the capital of the Company at $0.10 per share for total proceeds of $250,000. These funds are expected to be used for software development and any unused amounts will be used as general working capital.

(b) Subsequent to year-end, two of the Company's wholly-owned Antiguan subsidiaries, G.T. Enterprises Inc. and Endzone Inc. were dissolved.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

AMOUNTS RECEIVABLE/(PAYABLE) FROM RELATED PARTIES AND UNDERWRITERS

PROMOTERS AND EMPLOYEES OTHER THAN RELATED PARTIES

Schedule I

Name of Debtor	Balance, Beginning of Period	Additions	Collected	Amount Written off	Balance, End of period Receivable (Payable)
2002
J. Kalpakian	$ (1,454)	$ (47,475)	$ -	$ -	$ (48,929)
B. Kalpakian	(7,076)	(19,293)	-	-	(26,369)
Lucky 1 Enterprises Inc.	-	(26,821)	-	-	(26,821)
Webscape/David Neale **	(5,057)	-	3,000	2,003	(54)

2001
J. Kalpakian	$ -	$ 860,526	$(861,980)	$ -	$ (1,454)
B. Kalpakian	-	90,412	(97,488)	-	(7,076)
Lucky 1 Enterprises Inc.	86,621	274,111	(204,262)	(156,470)	-
Webscape/David Neale	(7,017)	-	1,960	-	(5,057)

2000
J. Kalpakian	$ (2,077)	$ 551,575	$(549,498)	$ -	$ -
B. Kalpakian	-	70,243	(70,243)	-	-
Lucky 1 Enterprises Inc.	(15,338)	(269,653)	371,612	-	86,621
Webscape/David Neale	(1,605)	(109,781)	104,369	-	(7,017)

** David Neale, a Director of Webscape, resigned as a Director of Las Vegas From Home.com Entertainment Inc. (the “Company") during June 2002 and is no longer a related party to the Company.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

PROPERTY AND EQUIPMENT AND

ACCUMULATED DEPRECIATION AND DEPLETION THEREOF

                                                                                                                                                                        Schedules II and III

Balance beginning of Period	Additions	Disposals and retirements	Other charges	Balance end of period

2002

Software development costs

    Capitalized

Software

Computer Equipment

Furniture and equipment

Mineral Property

Vehicle under capital lease

Accumulated Depreciation

    Software Development

    Computer equipment

    Furniture and equipment

    Vehicle under capital lease

Net book value

    Software development

        Costs capitalized

    Software

    Computer equipment

    Furniture and equipment

    Mineral Property

    Vehicle under capital lease

$ 180,901 156,722 159,389 17,069 1 53,683 0 (59,888) (3,093) (10,066)	$ - - 60,597 - - - (36,180) (8,005) (986) (13,421)	$ - (156,722) (125,515) (17,069) - (53,683) - 56,160 4,079 23,487	$ - - - - - - - - - -	$ 180,901 0 94,471 0 1 0 (36,180) (11,733) 0 0 144,721 0 82,738 0 1 0

2001

Software development costs         capitalized

Software

Computer equipment

Furniture and equipment

Mineral property

Vehicle under capital lease

Accumulated depreciation

  Computer equipment

  Furniture and equipment

  Vehicle under capital lease

Net book value

  Software development                 costs capitalized

  Software

  Computer equipment

  Furniture and equipment

  Mineral property

  Vehicle under capital lease

$ - 378,421 112,347 7,638 1 - (26,113) (756) -	$ 180,901 17,498 48,888 9,431 - 53,683 (34,133) (2,337) (10,066)	$ - (239,197) (1,846) - - - 358 - -	$ - - - - - - - - -	$ 180,901 156,722 159,389 17,069 1 53,683 (59,888) (3,093) (10,066) 180,901 156,722 99,501 13,976 1 43,617

2000

Software

Computer equipment

Furniture and equipment

Mineral property

Accumulated depreciation

  Computer equipment

  Furniture and equipment

Net book value

  Software

  Computer equipment

  Furniture and equipment

  Mineral property

$ 93,065 58,788 - 1 - -	$ 285,356 53,559 7,638 - (26,133) (756)	$ - - - - - -	- - - - - -	$ 378,421 112,347 7,638 1 (26,133) (756) 378,421 86,234 6,882 1

 (This Page Intentionally Left Blank)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

LAS VEGAS FROM HOME.COM ENTERTANMENT INC.

“Bedo Kalpakian"
_______________________________
Bedo H. Kalpakian Chairman

Dated this 31st day of May, 2003.

EXHIBIT B#1

THIS LICENSING AGREEMENT made as of the 4th day of November 2002 (the “Effective Date")

BETWEEN:

LUCKY 1 ENTERPRISES INC., a company incorporated under the laws of the Province of British Columbia having a business at Suite 1460, 701 West Georgia Street, Vancouver, British Columbia, Canada V7Y 1C6

(hereinafter referred to as “LUCKY")

OF THE FIRST PART

AND:

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC., a company incorporated under the laws of the Province of British Columbia having a business at Suite 1460, 701 West Georgia Street, Vancouver, British Columbia, Canada V7Y 1C6

(hereinafter referred to as “LVH")

OF THE SECOND PART

WHEREAS:

A.

LVH carries on a business consisting principally of the development of internet related software products primarily for multi-player gaming (the “Business of LVH");

B.

LUCKY and LVH wish to jointly develop software for Chinese Poker, Big Two and Pan Card Games (collectively referred to as the “Oriental and Pan Card Games Software");

AND,

C.

LUCKY and LVH wish to enter into this Licensing Agreement whereby LUCKY shall provide funding to LVH and LVH shall develop the Oriental and Pan Card Games Software (the “Joint-Development of the Oriental and Pan Card Games");

NOW THEREFORE THIS LICENSING AGREEMENT WITNESSETH that, in consideration of the mutual promises and covenants herein contained, the parties hereto agree as follows:

1.

To induce Lucky to enter into this Licensing Agreement, LVH represents and warrants that:

a)

It is duly incorporated, organized and validly existing under the laws of the Province of British Columbia;

b)

It has good and sufficient capacity, power, authority and right to enter into, execute and deliver this Licensing Agreement, to complete the transactions contemplated hereby and to duly observe and perform the covenants and obligations contained herein;

and,

c)

All necessary corporate action has been taken by LVH to authorize and approve the execution and delivery of this Licensing Agreement, the completion of the transactions contemplated hereby and the observance and performance of the covenants and obligations contained herein.

2.

To induce LVH to enter into this Licensing Agreement, Lucky represents and warrants that:

a)

It is duly incorporated, organized and validly existing under the laws of the Province of British Columbia;

b)

It has good and sufficient capacity, power, authority and right to enter into, execute and deliver the Licensing Agreement, to complete the transactions contemplated hereby and to duly observe and perform the covenants and obligations contained herein;

and,

c)

All necessary corporate action has been taken by Lucky to authorize and approve the execution and delivery of this Licensing Agreement, the completion of the transactions contemplated hereby and the observance and performance of the covenants and obligations contained herein.

3.

By no later than December 31, 2002 LUCKY shall make a one-time-only payment of Canadian $200,000 (two hundred thousand Canadian dollars) to LVH as its sole contribution for the Joint-Development of the Oriental and Pan Card Games Software (the “Contribution by LUCKY");

4.

Upon receipt by LVH of the Contribution by LUCKY, LVH and/or its associates and affiliates shall not be entitled to receive any further funds or any other consideration whatsoever from LUCKY and LUCKY shall not be obliged to provide any further funds or any other consideration whatsoever  to LVH and/or to its associates and affiliates;

5.

LVH shall solely develop the Oriental and Pan Card Games Software;

6.

LUCKY and LVH shall each have a 50% (fifty percent) ownership interest in the Oriental and Pan Card Games Software;

7.

Upon the completion of the development of the Oriental and Pan Card Games Software, LVH shall forthwith provide and deliver to Lucky, at no cost to Lucky, a copy of the Source Code and Program Design Specifications of the Oriental and Pan Card Games Software.  Furthermore, LVH shall promptly provide and deliver to Lucky, at no cost to Lucky, a copy of all future modifications and upgrades of the Source Code and Program Design Specifications of the Oriental and Pan Card Games Software;

8.

At all times LVH and/or its associates or affiliates shall be the operator of the Oriental and Pan Card Games Software and shall be solely responsible for all marketing and operational related costs, charges and expenses.  As consideration for operating the Oriental and Pan Card Games Software, LVH and/or its associates or affiliates shall receive 60% of the revenues generated by the Oriental and Pan Card Games Software (“LVH’s share of revenues generated by the LVH Group") and LUCKY shall receive the remaining 40% of the revenues generated by the Oriental and Pan Card Games Software (“LUCKY’s share of revenues generated by the LVH Group");

9.

In the event that LVH and/or its associates or affiliates pay any bonuses, and/or any royalty payments to any employee, director or third party in respect to the Oriental and Pan Card Games Software (“third party payments") then all such third party payments shall be borne by the parties to this Licensing Agreement as follows:  60% (sixty percent) by LVH, and 40% (forty percent) by Lucky;

10.

The Oriental and Pan Card Games Software may be licensed to third party Licensees and/or Affiliates on terms and conditions that shall be mutually acceptable to the parties of this Licensing Agreement.  All revenues that shall be generated from the use of the Oriental and Pan Card Games Software by third party Licensees and/or Affiliates shall be shared by the parties to this Licensing Agreement as follows:

-

60% (sixty percent) in favor and to the account of LVH (“LVH’s share of revenues generated from Licensees and/or Affiliates)

and,

-

40% (forty percent) in favor and to the account of LUCKY (“LUCKY’s share of revenues generated from Licensees and/or Affiliates)

11.

For as long as revenues are being generated from the Oriental and Pan Card Games Software, LVH will ensure that LUCKY shall receive LUCKY’s share of revenues generated by the LVH Group and LUCKY’s share of revenues generated from Licensees and/or Affiliates in a regular and timely manner but in no event later than 60 (sixty) days after such revenues are generated.  All late payments shall be subject to a 1½% (one and a half percent) financing charge per month which shall be payable by LVH to LUCKY;

12.

Once every 12 (twelve) months LUCKY shall have the right to audit the Financial Statements of LVH in respect to all revenues that have been generated by the Oriental and Pan Card Games Software and should such audit reveal any underpayment to LUCKY then LVH shall immediately pay to LUCKY the amount of such underpayment plus an additional 10% (ten percent) over and above the amount of underpayment;

13.

This Licensing Agreement shall be subject to the approval of the TSX Venture Exchange;

14.

At all times, the parties to this Licensing Agreement agree to act in good faith and not to do anything that might be detrimental to the best interests of either party;

15.

The parties to this Licensing Agreement agree to negotiate in good faith upon request to settle any dispute, controversy or claim arising out of or relating to this Licensing Agreement;

16.

This Licensing Agreement and all matters arising hereunder shall be construed and governed by the laws of the Province of British Columbia and each of the parties hereto irrevocably attorns to the exclusive jurisdiction of the Courts of the Province of British Columbia;

17.

This Licensing Agreement shall enure to the benefit of and be binding upon the parties hereto and their successors;

18.

If any provision hereof is found by a court of competent authority to be void, unenforceable, illegal or invalid, then it shall be severed and shall not affect the validity of the remainder of this Licensing Agreement;

19.

The parties to this Licensing Agreement may sell, assign or transfer their rights or benefits covered by this Licensing Agreement to any third party provided that prior to any sale or assignment or transference such third party shall give written undertaking of its agreement to abide by and honor all the covenants, promises and obligations covered by this Licensing Agreement (“third party written undertaking") to the remaining party of this Licensing Agreement;

20.

Time shall be of the essence of this Licensing Agreement and of any part thereof;

21.

This Licensing Agreement constitutes the entire agreement between the parties.  To be effective any modification of this Licensing Agreement must be in writing and signed by the parties;

22.

From time to time after the execution of this Licensing Agreement, the parties will make, do, execute or cause or permit to be made, done or executed all additional lawful acts, deeds, things, devices and assurances in law as may be required to carry out the true intention and to give full force and effect to this Licensing Agreement;

23.

All notices, requests and communications required or permitted hereunder shall be in writing and shall be sufficiently given and deemed to have been received upon personal delivery or, may be delivered by mail or fax transmission at the party’s address or fax number and such delivery shall be deemed effective and complete on the first business day after the date of transmission or, if mailed, upon the first to occur of actual receipt or 5 (five) business days after being placed in the mail, postage prepaid, registered or certified mail, return receipt requested, respectively addressed to the Companies as follows:

To LUCKY:

Lucky 1 Enterprises Inc.

P.O. Box 10147, Pacific Centre

Suite 1460, 701 West Georgia Street

Vancouver, BC  V7Y 1C6

Fax: (604) 681-9428

To LVH:

Las Vegas From Home.com Entertainment Inc.

P.O. Box 10147, Pacific Centre

Suite 1460, 701 West Georgia Street

Vancouver, BC  V7Y 1C6

Fax: (604) 681-9428

Or such other address as may be specified in writing to the other party, but notice of a change of address shall be effective only upon the actual receipt.

24.

This Licensing Agreement may be executed in several counterparts, each of which will be deemed to be an original and all of which will together constitute one instrument.

IN WITNESS WHEREOF this Licensing Agreement has been duly executed by the parties hereto effective as of the day and year first above written.

THE CORPORATE SEAL OF LUCKY 1

)

ENTERPRISES INC. was hereunder affixed

)

in the presence of:

)

)

C/S

)

THE CORPORATE SEAL OF LAS VEGAS

)

FROM HOME.COM ENTERTAINMENT INC.

)

was hereunder affixed in the presence of:

)

)

C/S

)

Exhibit #B2-(1)

To:

British Columbia Securities Commission

12th Floor, Pacific Centre

701 West Georgia Street

Vancouver, B.C. V7Y 1L2

Alberta Securities Commission

21st Floor, Imperial Oil Building

10025 Jasper Avenue

Edmonton, Alberta T5J 3Z5

The undersigned, Bedo Kalpakian, Chairman and a director of the Company, hereby confirms that the “Reporting Package", as defined in National Policy 31, relating to the change of the Company’s auditors from Grant Thornton LLP to Smythe Ratcliffe LLP has been reviewed by the Board of Directors of the Company.

Dated at Vancouver, B.C. this 15th day of April, 2003

“Bedo Kalpakian"

___________________________

Bedo Kalpakian

Las Vegas From Home.com Entertainment Inc.

P.O. Box 10147, #1460  - 701 West Georgia Street

Vancouver, B.C. Canada  V7Y 1C6

Tel: (604) 681-0204    Fax: (604) 681-9428

Website: www.lvfh.com      Email: info@lvfh.com

Exhibit#B2-(2)

AMMENDED
NOTICE OF CHANGE OF AUDITORS

(NATIONAL POLICY STATEMENT NO.31)

TO:

All holders of voting securities of Las Vegas From Home.com Entertainment (the     “Company").

Please be advised that the Company has received notice from Grant Thornton LLP, Chartered Accountants of Vancouver, British Columbia of their resignation as auditors.  The effective date of declination is February 4, 2003.

There have been no “reportable events" in connection with the Company’s financial statements or in connection with Change of Auditors.

Furthermore there were no reservations in the Auditor’s Reports for the fiscal years ended December 31, 2000 and December 31, 2001 and there were no audits conducted after December 31, 2001.

Smythe Ratcliffe, Chartered Accountants, have agreed to the appointment as auditors of the Company effective immediately.  The proposal to change the auditors was approved by the Company’s Audit Committee.

Dated this 10th day of April, 2003.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Per:

Bedo H. Kalpakian

Chairman

ExhibitB#2-(3)

G. Luedke

File # 106130

April 11, 2003

British Columbia Securities Commission

9th Floor, 701 West Georgia Street

Vancouver, BC  V7Y 1L2

Alberta Securities Commission

4th Floor, 300 – 5th Avenue S.W.

Calgary, Alberta  T2P 3C4

U.S. Securities and Exchange Commission

SEC Headquarters

450 Fifth Street, NW

Washington, DC 20549

Dear Sirs/Mesdames:

RE: LAS VEGAS FROM HOME.COM ENTERTAINEMENT INC. ( the “Company")

The undersigned, being the successor auditor of the Company, has reviewed the amended Notice of Change of auditors prepared by the Company dated April 10, 2003, in accordance with National Policy Number 31.  Based on our knowledge of such information at this time, we do not disagree with the information contained in this Notice.

Yours truly,

“SMYTHE RATCLIFFE"

SMYTHE RATCLIFFE

ExhibitB#2-(4)

ExhibitB#2-(4)

Grant Thornton LLP

Chartered Accountants

Management Consultants

April 10, 2003

46-16010

British Columbia Securities Commission

9th Floor – 701 West Georgia Street

VANCOUVER, B.C.

V7Y 1L2

Alberta Securities Commission

4th Floor, 300 – 5th Avenue S.W.

CALGARY, Alberta

T2P 3C4

Dear Sirs:

Re:  Las Vegas from Home.com Entertainment Inc.

We acknowledge receipt of the Amended Notice of Change of Auditors from the above company dated April 10, 2003 which advised of the resignation of Grant Thornton LLP and the appointment of Smythe Ratcliffe.

As predecessor auditors, we advise that we agree with the information contained in the Notice based on our knowledge of the information at the present time.

Please be advised that we have resigned as auditors as past audit fees remained unpaid and an advance on current year fees was not forthcoming.

Yours very truly,

/s/ Grant Thornton LLP

CHARTERED ACCOUNTANTS

Mervyn E. Louis, CA, Partner

Cc

Bedo Kalpakian, Las Vegas from Home.com Entertainment Inc.

Smythe Ratcliffe, Chartered Accountants

EXHIBIT#B3-(1)

INDEMNITY AGREEMENT

THIS INDEMNITY AGREEMENT made effective as of the 12th day of  July, 2002.

BETWEEN:

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC., a company

incorporated under the laws of British Columbia with a place of business at Suite 1460, 701 West Georgia Street, Vancouver,

British Columbia, V7Y 1C6;

(the "Company")

OF THE FIRST PART

AND:

NEIL SPELLMAN

3623 Cheshire

Carlsbad, CA, USA  92008

(the "Director")

OF THE SECOND PART

WHEREAS the Company has requested the Director to act as a Director of the Company and the Director has agreed to act as such on the condition that the Company grant an indemnity on the terms contained herein;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained, the parties hereto do covenant and agree (the "Agreement"), each with the other, as follows:

1.

REPRESENTATIONS AND WARRANTIES

1.1

In order to induce the Director to enter into this Agreement the Company represents and warrants to the Director that:

(a)

the Company was and remains duly incorporated under the laws of British Columbia and is in good standing with respect to the filing of annual reports with the B.C. Registrar of Companies;

(b)

the Company holds all licenses and permits that are required for carrying on its business in the manner in which such business has been carried on;

(c)

all tax returns and reports of the Company required by law to have been filed have been filed and are substantially true, complete and correct and all taxes and other government charges of any kind whatsoever of the Company have been paid or accrued in the Company's financial statements;

(d)

the Company has made all collections, deductions, remittances and payments of any kind whatsoever and filed all reports and returns required by it to be made or filed under the provisions of all applicable statutes requiring the making of collections, deductions, remittances or payments of any kind whatsoever in those jurisdictions in which the Company carries on business;

(e)

to its knowledge and except as disclosed in the Company's latest audited financial statements for the year ended December 31, 2001, and the Company’s unaudited consolidated financial statements for the three month period ended March 31, 2002, there are no actions, suits, judgments, investigations or proceedings of any kind whatsoever outstanding, pending or threatened against or affecting the Company at law or in equity or before or by a Federal, Provincial, State, Municipal or other governmental department, commission, board, bureau or agency of any kind whatsoever and there is no basis therefore; and

(f)

the Company is not, to its knowledge, in breach of any law, ordinance, statute, regulation, by-law, order or decree of any kind whatsoever.

2.

INDEMNITY

2.1

Subject to the provisions of the Company Act (British Columbia) (the "Company Act"), the Company agrees to indemnify and save the Director and his heirs and personal representatives harmless from and against all costs, charges and expenses of any kind whatsoever arising out of his association with the Company including, without limitation, the following:

(a)

any amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by him; AND

(b)

an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which the Director is made a party by reason of being or having been an Director of the Company, including an action brought by the Company,

SO LONG AS:

(c)

the Director acted honestly and in good faith with a view to the best interests of the Company; OR

(d)

in the case of a criminal or administrative action or proceeding, he had reasonable ground for believing that his conduct was lawful.

The determination of any action or proceeding by judgment, order, settlement, conviction or otherwise shall not, in and of itself, create a presumption that the Director did not act honestly and in good faith and in the best interests of the Company and that the Director did not exercise the care, diligence and skill of a reasonably prudent person and, with respect to any criminal or administrative action or proceeding, that the Director did not have reasonable grounds to believe that his conduct was lawful.

2.2

This indemnity shall have effect notwithstanding any remuneration that the Director may have received or may receive as a Director of the Company.

2.3

The Company agrees to pay the Director interest at the rate of 2% above the prime rate of the Bank of Montreal per annum calculated and compounded semi-annually on the amount of the loss indemnified against from the date of the loss until such amount, plus interest, is paid.  The Company further agrees to pay the Director interest at the same rate on any sums the Director is obliged to pay, either in the enforcement of this Agreement, or as advance payment or any other payment of any of the loss indemnified against, from the date of such payments until such sums, including interest, are paid.

2.4

This indemnity shall survive the resignation, removal or other termination of the Director's appointment as a Director and shall continue to apply if the Director is subsequently elected or appointed to a different position, whether in substitution or in addition to any other positions held by the Director.

2.5

This indemnity does not bind the Director to act as an Director of the Company.  The Director may resign, at his sole discretion, at any time.

2.6

The Director may rely upon the accuracy of any statement of fact made or represented by a representative of the Company to be correct or upon statements in a written report of the auditor of the Company and shall not, subject to the provisions of the Company Act, be responsible or held liable for any loss or damage resulting from the paying of any dividends or otherwise acting in good faith upon any such statement.

3.

COVENANTS AND AGREEMENTS

3.1

The Company covenants and agrees with the Director to advise the Director immediately upon the Company becoming aware of any action, suit, judgment, investigation or proceeding of any kind whatsoever outstanding, pending or threatened against or affecting the Company, or any of its directors or officers in their capacity as such, at law or in equity or before or by any Federal, Provincial, State, Municipal or other governmental department, commission, board, bureau or agency of any kind whatsoever whether or not there is a legitimate basis therefore.

4.

GENERAL

4.1

Time and each of the terms and conditions of this Agreement shall be of the essence.

4.2

This Agreement constitutes the entire Agreement between the parties hereto in respect of the matters referred to herein and there are no representations, warranties, covenants or agreements, expressed or implied, collateral hereto other as expressly set forth or referred to herein.

4.3

No alteration, amendment, modification or interpretation of this Agreement or any provision of this Agreement shall be valid and binding upon the parties hereto unless such alteration, amendment, modification or interpretation is in written form executed by both of the parties hereto.

4.4

The parties hereto shall execute and deliver all such further documents and instruments and do all such acts and things as either party may reasonably require in order to carry out the full intent and meaning of this Agreement.

4.5

Any notice, request, demand and other communication to be given under this Agreement shall be in writing and shall be delivered to the parties at their respective addresses first above-written or to such other addresses as may be given in writing by the parties hereto in the manner provided for in this paragraph and shall be "deemed delivered" on the date of actual delivery.

4.6

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, successors and assigns.

4.7

This Agreement shall be subject to, governed by and construed in accordance with the laws of the Province of British Columbia.

IN WITNESS WHEREOF this Agreement has been duly executed by the parties hereto on the day and year first above written.

THE CORPORATE SEAL of

)

LAS VEGAS FROM HOME.COM

)

ENTERTAINMENT INC.

)

was hereunto affixed in presence of:

)

)

)

c/s

____________________________

)

)

____________________________

)

SIGNED, SEALED AND DELIVERED

)

by Neil Spellman in the presence of:

)

)

)

Name of

)

Witness:  ________________________

)

)

Address of

)

Witness:  ________________________

)

“Neil Spellman"

)

NEIL SPELLMAN

________________________________

)

)

Occupation

)

of Witness:  ______________________

)

EXHIBIT#B3-(2)

INDEMNITY AGREEMENT

THIS INDEMNITY AGREEMENT made effective as of the 12th day of May, 2003.

BETWEEN:

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC., a company

incorporated under the laws of British Columbia with a place of business at Suite 1460, 701 West Georgia Street, Vancouver,

British Columbia, V7Y 1C6;

(the "Company")

OF THE FIRST PART

AND:

JACK AKTOROSYAN,

544 Filiatrault

Laval, Quebec H7X 1K6

(the "Director")

OF THE SECOND PART

WHEREAS the Company has requested the Director to act as a Director of the Company and the Director has agreed to act as such on the condition that the Company grant an indemnity on the terms contained herein;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained, the parties hereto do covenant and agree (the "Agreement"), each with the other, as follows:

1.

REPRESENTATIONS AND WARRANTIES

1.1

In order to induce the Director to enter into this Agreement the Company represents and warrants to the Director that:

(a)

the Company was and remains duly incorporated under the laws of British Columbia and is in good standing with respect to the filing of annual reports with the B.C. Registrar of Companies;

(b)

the Company holds all licenses and permits that are required for carrying on its business in the manner in which such business has been carried on;

(c)

all tax returns and reports of the Company required by law to have been filed have been filed and are substantially true, complete and correct and all taxes and other government charges of any kind whatsoever of the Company have been paid or accrued in the Company's financial statements;

(d)

the Company has made all collections, deductions, remittances and payments of any kind whatsoever and filed all reports and returns required by it to be made or filed under the provisions of all applicable statutes requiring the making of collections, deductions, remittances or payments of any kind whatsoever in those jurisdictions in which the Company carries on business;

(e)

to its knowledge and except as disclosed in the Company's latest audited financial statements for the year ended December 31, 2002, there are no actions, suits, judgments, investigations or proceedings of any kind whatsoever outstanding, pending or threatened against or affecting the Company at law or in equity or before or by a Federal, Provincial, State, Municipal or other governmental department, commission, board, bureau or agency of any kind whatsoever and there is no basis therefore; and

(f)

the Company is not, to its knowledge, in breach of any law, ordinance, statute, regulation, by-law, order or decree of any kind whatsoever.

2.

INDEMNITY

2.1

Subject to the provisions of the Company Act (British Columbia) (the "Company Act"), the Company agrees to indemnify and save the Director and his heirs and personal representatives harmless from and against all costs, charges and expenses of any kind whatsoever arising out of his association with the Company including, without limitation, the following:

(a)

any amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by him; AND

(b)

an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which the Director is made a party by reason of being or having been an Director of the Company, including an action brought by the Company,

SO LONG AS:

(c)

the Director acted honestly and in good faith with a view to the best interests of the Company; OR

(d)

in the case of a criminal or administrative action or proceeding, he had reasonable ground for believing that his conduct was lawful.

The determination of any action or proceeding by judgment, order, settlement, conviction or otherwise shall not, in and of itself, create a presumption that the Director did not act honestly and in good faith and in the best interests of the Company and that the Director did not exercise the care, diligence and skill of a reasonably prudent person and, with respect to any criminal or administrative action or proceeding, that the Director did not have reasonable grounds to believe that his conduct was lawful.

2.2

This indemnity shall have effect notwithstanding any remuneration that the Director may have received or may receive as a Director of the Company.

2.3

The Company agrees to pay the Director interest at the rate of 2% above the prime rate of the Bank of Montreal per annum calculated and compounded semi-annually on the amount of the loss indemnified against from the date of the loss until such amount, plus interest, is paid.  The Company further agrees to pay the Director interest at the same rate on any sums the Director is obliged to pay, either in the enforcement of this Agreement, or as advance payment or any other payment of any of the loss indemnified against, from the date of such payments until such sums, including interest, are paid.

2.4

This indemnity shall survive the resignation, removal or other termination of the Director's appointment as a Director and shall continue to apply if the Director is subsequently elected or appointed to a different position, whether in substitution or in addition to any other positions held by the Director.

2.5

This indemnity does not bind the Director to act as an Director of the Company.  The Director may resign, at his sole discretion, at any time.

2.6

The Director may rely upon the accuracy of any statement of fact made or represented by a representative of the Company to be correct or upon statements in a written report of the auditor of the Company and shall not, subject to the provisions of the Company Act, be responsible or held liable for any loss or damage resulting from the paying of any dividends or otherwise acting in good faith upon any such statement.

3.

COVENANTS AND AGREEMENTS

3.1

The Company covenants and agrees with the Director to advise the Director immediately upon the Company becoming aware of any action, suit, judgment, investigation or proceeding of any kind whatsoever outstanding, pending or threatened against or affecting the Company, or any of its directors or officers in their capacity as such, at law or in equity or before or by any Federal, Provincial, State, Municipal or other governmental department, commission, board, bureau or agency of any kind whatsoever whether or not there is a legitimate basis therefore.

4.

GENERAL

4.1

Time and each of the terms and conditions of this Agreement shall be of the essence.

4.2

This Agreement constitutes the entire Agreement between the parties hereto in respect of the matters referred to herein and there are no representations, warranties, covenants or agreements, expressed or implied, collateral hereto other as expressly set forth or referred to herein.

4.3

No alteration, amendment, modification or interpretation of this Agreement or any provision of this Agreement shall be valid and binding upon the parties hereto unless such alteration, amendment, modification or interpretation is in written form executed by both of the parties hereto.

4.4

The parties hereto shall execute and deliver all such further documents and instruments and do all such acts and things as either party may reasonably require in order to carry out the full intent and meaning of this Agreement.

4.5

Any notice, request, demand and other communication to be given under this Agreement shall be in writing and shall be delivered to the parties at their respective addresses first above-written or to such other addresses as may be given in writing by the parties hereto in the manner provided for in this paragraph and shall be "deemed delivered" on the date of actual delivery.

4.6

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, successors and assigns.

4.7

This Agreement shall be subject to, governed by and construed in accordance with the laws of the Province of British Columbia.

IN WITNESS WHEREOF this Agreement has been duly executed by the parties hereto on the day and year first above written.

THE CORPORATE SEAL of

)

LAS VEGAS FROM HOME.COM

)

ENTERTAINMENT INC.

)

was hereunto affixed in presence of:

)

)

)

c/s

____________________________

)

)

____________________________

)

SIGNED, SEALED AND DELIVERED

)

by JACK AKTOROSYAN in the presence of:

)

)

)

Name of

)

Witness:  ________________________

)

)

Address of

)

Witness:  ________________________

)

“Jack Aktorosyan"

)

JACK AKTOROSYAN

________________________________

)

)

Occupation

)

of Witness:  ______________________

)

EXHIBIT#B3-(3)

INDEMNITY AGREEMENT

THIS INDEMNITY AGREEMENT made effective as of the 1st day of May, 2003.

BETWEEN:

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC., a company

incorporated under the laws of British Columbia with a place of business at Suite 1460, 701 West Georgia Street, Vancouver,

British Columbia, V7Y 1C6;

(the "Company")

OF THE FIRST PART

AND:

PENILLA KLOMP,

12200 #5 Road

Richmond, B.C. V7A 4G1

(the "Corporate Secretary")

OF THE SECOND PART

WHEREAS the Company has requested the Officer to act as an Officer of the Company and the Officer has agreed to act as such on the condition that the Company grant an indemnity on the terms contained herein;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained, the parties hereto do covenant and agree (the "Agreement"), each with the other, as follows:

1.

REPRESENTATIONS AND WARRANTIES

1.1

In order to induce the Officer to enter into this Agreement the Company represents and warrants to the Officer that:

(a)

the Company was and remains duly incorporated under the laws of British Columbia and is in good standing with respect to the filing of annual reports with the B.C. Registrar of Companies;

(b)

the Company holds all licenses and permits that are required for carrying on its business in the manner in which such business has been carried on;

(c)

all tax returns and reports of the Company required by law to have been filed have been filed and are substantially true, complete and correct and all taxes and other government charges of any kind whatsoever of the Company have been paid or accrued in the Company's financial statements;

(d)

the Company has made all collections, deductions, remittances and payments of any kind whatsoever and filed all reports and returns required by it to be made or filed under the provisions of all applicable statutes requiring the making of collections, deductions, remittances or payments of any kind whatsoever in those jurisdictions in which the Company carries on business;

(e)

to its knowledge and except as disclosed in the Company's latest audited financial statements for the year ended December 31, 2002, there are no actions, suits, judgments, investigations or proceedings of any kind whatsoever outstanding, pending or threatened against or affecting the Company at law or in equity or before or by a Federal, Provincial, State, Municipal or other governmental department, commission, board, bureau or agency of any kind whatsoever and there is no basis therefore; and

(f)

the Company is not, to its knowledge, in breach of any law, ordinance, statute, regulation, by-law, order or decree of any kind whatsoever.

2.

INDEMNITY

2.1

Subject to the provisions of the Company Act (British Columbia) (the "Company Act"), the Company agrees to indemnify and save the Officer and his heirs and personal representatives harmless from and against all costs, charges and expenses of any kind whatsoever arising out of his association with the Company including, without limitation, the following:

(a)

any amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by him; AND

(b)

an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which the Officer is made a party by reason of being or having been an Officer of the Company, including an action brought by the Company,

SO LONG AS:

(c)

the Officer acted honestly and in good faith with a view to the best interests of the Company; OR

(d)

in the case of a criminal or administrative action or proceeding, he had reasonable ground for believing that his conduct was lawful.

The determination of any action or proceeding by judgment, order, settlement, conviction or otherwise shall not, in and of itself, create a presumption that the Officer did not act honestly and in good faith and in the best interests of the Company and that the Officer did not exercise the care, diligence and skill of a reasonably prudent person and, with respect to any criminal or administrative action or proceeding, that the Officer did not have reasonable grounds to believe that his conduct was lawful.

2.2

This indemnity shall have effect notwithstanding any remuneration that the Officer may have received or may receive as an Officer of the Company.

2.3

The Company agrees to pay the Officer interest at the rate of 2% above the prime rate of the Bank of Montreal per annum calculated and compounded semi-annually on the amount of the loss indemnified against from the date of the loss until such amount, plus interest, is paid.  The Company further agrees to pay the Officer interest at the same rate on any sums the Officer is obliged to pay, either in the enforcement of this Agreement, or as advance payment or any other payment of any of the loss indemnified against, from the date of such payments until such sums, including interest, are paid.

2.4

This indemnity shall survive the resignation, removal or other termination of the Officer's appointment as an Officer and shall continue to apply if the Officer is subsequently elected or appointed to a different position, whether in substitution or in addition to any other positions held by the Officer.

2.5

This indemnity does not bind the Officer to act as an Officer of the Company.  The Officer may resign, at his sole discretion, at any time.

2.6

The Officer may rely upon the accuracy of any statement of fact made or represented by a representative of the Company to be correct or upon statements in a written report of the auditor of the Company and shall not, subject to the provisions of the Company Act, be responsible or held liable for any loss or damage resulting from the paying of any dividends or otherwise acting in good faith upon any such statement.

3.

COVENANTS AND AGREEMENTS

3.1

The Company covenants and agrees with the Officer to advise the Officer immediately upon the Company becoming aware of any action, suit, judgment, investigation or proceeding of any kind whatsoever outstanding, pending or threatened against or affecting the Company, or any of its directors or officers in their capacity as such, at law or in equity or before or by any Federal, Provincial, State, Municipal or other governmental department, commission, board, bureau or agency of any kind whatsoever whether or not there is a legitimate basis therefore.

4.

GENERAL

4.1

Time and each of the terms and conditions of this Agreement shall be of the essence.

4.2

This Agreement constitutes the entire Agreement between the parties hereto in respect of the matters referred to herein and there are no representations, warranties, covenants or agreements, expressed or implied, collateral hereto other as expressly set forth or referred to herein.

4.3

No alteration, amendment, modification or interpretation of this Agreement or any provision of this Agreement shall be valid and binding upon the parties hereto unless such alteration, amendment, modification or interpretation is in written form executed by both of the parties hereto.

4.4

The parties hereto shall execute and deliver all such further documents and instruments and do all such acts and things as either party may reasonably require in order to carry out the full intent and meaning of this Agreement.

4.5

Any notice, request, demand and other communication to be given under this Agreement shall be in writing and shall be delivered to the parties at their respective addresses first above-written or to such other addresses as may be given in writing by the parties hereto in the manner provided for in this paragraph and shall be "deemed delivered" on the date of actual delivery.

4.6

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, successors and assigns.

4.7

This Agreement shall be subject to, governed by and construed in accordance with the laws of the Province of British Columbia.

IN WITNESS WHEREOF this Agreement has been duly executed by the parties hereto on the day and year first above written.

THE CORPORATE SEAL of

)

LAS VEGAS FROM HOME.COM

)

ENTERTAINMENT INC.

)

was hereunto affixed in presence of:

)

)

)

c/s

____________________________

)

)

____________________________

)

SIGNED, SEALED AND DELIVERED

)

by PENILLA KLOMP in the presence of:

)

)

)

Name of

)

Witness:  ________________________

)

)

Address of

)

Witness:  ________________________                )              “Penilla Klomp"

)

PENILLA KLOMP

________________________________

)

)

Occupation

)

of Witness:  ______________________

)