Form 20-F/A
period 2002-12-31
LAS VEGAS FROM HOME COM ENTERTAINMENT INC
filed 2003-07-14
CIK 1061612

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.   20549

F O R M   20-F / AMENDED

(  )

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

(X)

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended     DECEMBER 31, 2002

(  )

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______to _______

Commission file number      029718

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

         Incorporated in the Province of British Columbia, Canada

P.O. Box 10147, Pacific Centre

#1460 – 701 West Georgia Street

   Vancouver, British Columbia, Canada V7Y 1C6

                        Securities registered or to be registered pursuant to Section 12(b) of the Act.

Name of each exchange

Title of each class

on which registered

Common Shares (no par value)

TSX Venture Exchange

OTC Bulletin Board

Berlin Stock Exchange

                        Securities registered or to be registered pursuant to Section 12(g) of the Act.

As at December 31, 2002 the authorized capital of the registrant consists of 100,000,000 common shares without par value of which 38,103,486 common shares are issued and outstanding.  In addition, the authorized preferred shares of the Company consists of 5,000,000 of which none have been issued.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]    No [  ]

Indicate by check mark which financial statement item the registrant has elected to follow.

[X}   Item 17

[  ]   Item 18

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

Item 3.A.- Selected Financial Data

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

The selected financial data in Table I has been derived from the consolidated financial statements of Las Vegas From Home.com Entertainment Inc. (hereinafter referred to as “Las Vegas”, or the “Company” or the “Registrant”) which have been prepared in accordance with accounting principles generally accepted in Canada. The information should be read in conjunction with the Registrant's consolidated financial statements and notes thereto included in Item 17 of this Annual Report. All monetary data herein is stated in Canadian dollars.

Las Vegas From Home.com Entertainment Inc.

TABLE I

	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 1998
Operating Revenues	$ 375,608	$ 0	$ 0	$ 0	$ 0
Interest Income	$ 9,776	$ 20,087	$ 21,475	$ 914	$ 924
Net loss (A)	$ 1,742,362	$ 2,106,871	$ 1,877,953	$ 638,581	$ 158,221
Basic and diluted loss per common share	$ 0.05	$ 0.10	$ 0.20	$ 0.17	$ 0.09
Total assets	$ 345,200	$ 732,602	$ 843,909	$ 315,441	$ 12,270
Capital Stock	$12,343,788	$10,801,388	$ 9,269,584	$6,552,759	$5,920,887
Number of Common Shares	38,103,486	24,754,420	12,609,236	5,609,067	1,775,461
Long-term obligations	$ 0	$ 26,479	$ 0	$ 0	$ 96,572
Cash dividends	$ 0	$ 0	$ 0	$ 0	$ 0

(A) Included in the loss are write-downs of mineral properties as follows: 2002: Nil; 2001: $Nil; 2000: Nil; 1999: $693. 1998: $Nil.

      Included in the loss are write-downs of Software as follows: 2002: $166,023; 2001: $239,196; 2000: $Nil; 1999: Nil. 1998: $Nil

      Included in the loss are recovery (provision) for loans receivable as follows: 2002: $156,470; 2001: ($181,677); 2000: $Nil; 1999: $Nil. 1998: $Nil

Had the financial statements of Las Vegas been prepared in accordance with accounting principles and practices generally accepted in the United States and required by the United States Securities and Exchange Commission ("SEC"), certain selected financial data would be disclosed as per Table II.

TABLE II

	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 1998
Net loss	$1,742,362	$2,230,515	$2,012,758	$ 667,935	$ 158,221
Basic and diluted loss per common share	$ 0.05	$ 0.11	$ 0.22	$ 0.17	$0.09
Number of Common Shares	38,103,486	24,754,420	12,609,236	5,609,067	1,775,461
Total assets	$ 345,200	$ 732,602	$ 843,909	$315,441	$9,527

A discussion of the differences between accounting principles and practices generally accepted in Canada and accounting principles and practices generally accepted in the United States and required by the SEC is contained in Note 14 to the financial statements, included in Item 17 of this Annual Report.

Exchange Rates

	Monthly High (1)	Monthly Low (1)

December 2002	$0.6338	$0.6461

January 2003	$0.6380	$0.6585
February 2003	$0.6539	$0.6703

March 2003	$0.6691	$0.6836

April 2003	$0.6763	$0.6997
May 2003	$0.7043	$0.7403

(1)    The high and low exchange rate in each month has been calculated using the average monthly rate of the Bank of Canada.

	For Year Ended	For Year Ended	For Year Ended	For Year Ended	For Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,
2002		2001	2000	1999	1998

Average rate (2)	$0.6367	$0.6458	$0.6733	$0.6730	$0.6742

High (3)	$0.625	$0.6443	$0.6718	$0.6716	$0.6727

Low (3)	$0.6531	$0.6471	$0.6748	$0.6746	$0.6759

(2) The average exchange rate for the period has been calculated using the average yearly rate of the Bank of Canada.

(3) The high and low exchange rate in each period was determined from the average yearly rate of the Bank of Canada.

All of the amounts in the above table are stated in U.S. currency. Accordingly, at the closing on December 31, 2002, the Canadian $1.00 was equal to U.S. $0.6413. At the closing on May 31, 2003, the Canadian $1.00 was equal to U.S. $0.7307

Item 3.D. Risk Factors

The Company, and the Securities of the Company, should be considered a highly speculative investment. The following risk factors should be given special consideration when evaluating an investment in any of the Company's Securities:

(a)  Software: During 2002, the Company developed its own new generation multi-player interactive poker games software (the “Tigergaming Software”). Although the Tigergaming Software is available to play for real money, there are no assurances whatsoever that it will be commercially successful or marketable.

Additional funding shall be required to improve and enhance the Tigergaming Software and to promote and market the Tigergaming Software and such funding may not be available.

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

(c)  Reliance on the Internet and the Internet Service Providers: The Company and the Company's subsidiaries will rely on the Internet as a means of promoting and selling their products and services. Any changes in the Internet's role as the premier computer network information service or any shutdown of Internet service by significant Internet service providers will impact the Company's subsidiaries' ability to generate revenue. Furthermore, the Company and its subsidiaries can be adversely affected from power failures, internet interruptions and hackings.

(d)  Reliance on Employees and Contractors: The Company will be relying heavily on its employees and on its contractors for researching, developing, enhancing, operating and marketing of the Tigergaming Software, the loss of any of whom could have an adverse effect on the Company and its subsidiaries.

(e)  Reliance on Licensees: The Companywill be relying on licensees for the purpose of operating the tigergaming software, the loss of any of whom could have an adverse effect on the Company and its subsidiaries.

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

(g)  Liquidity: The revenue generated from the Tigergaming Software is currently insignificant and not sufficient to sustain the ongoing operations of the Company and its subsidiaries. There are no assurances whatsoever that the Tigergaming Software will generate sufficient revenues in order to make the Company and its subsidiaries profitable. Moreover, there can be no assurance whatsoever that the current levels of cash in the Company will sufficiently sustain the Company's operations or those of its subsidiaries. Additional funding will be required in order for the Company to meet its contractual obligations and, there can be no certainty that the Company will be able to obtain additional financing to fund its own operations or those of its subsidiaries. This could have a material adverse impact on the business of the Company and its subsidiaries.

(h)  Marketplace: The marketplace in which the Company and its subsidiaries intend to compete is constantly undergoing changes. Internet commerce services are continuing to develop based on a largely untapped and unproven market. The ability of the Company and its subsidiaries to generate profitable earnings from the Internet is based on their ability to successfully enter and develop this untapped and unproven market.

(i)  Marketing Plan: The Internet has not been established as a long term profitable medium for generating revenue specifically with gaming operations. The Company’s subsidiaries have developed their internal marketing plans. Poor market acceptance of any products offered by the Company’s subsidiaries or other unanticipated events may result in lower revenues than anticipated. Additional and significant funding will be required to permit the level of advertising and promotion required to establish a market presence and generate any meaningful revenue and such funding may not be available.

(j)  Legal and Regulatory: The ability to profitably sell various products or services on the Internet is dependent upon the legal and regulatory authorities of various levels of governments on a worldwide basis.

The rulings made by governments relating to Internet gaming are in their infancy and are dependent upon a number of political, economic and public interest factors. The Company and its subsidiaries, to a great extent, are dependent upon international government rulings in respect of the permissibility of certain Internet commerce activities, specifically those involving gaming. The Company or its subsidiaries could be materially adversely affected by negative rulings relating to Internet commerce activities by international governments, particularly in the United States and Canada. As the Internet represents a relatively new medium of communication, the legislation is only just beginning to reflect the advent of the new technology. The laws in the United States and throughout the world both relating to the Internet and to Internet gaming specifically are exp ected to continue to be developed over a number of years. The Company's business plan is based on its ability to first develop and then market and sell its services and those of its subsidiaries on the Internet. The permissible scope of gaming and betting on the Internet varies from country to country and within various jurisdictions within each country. Until the legal issues are resolved either through legislation or the courts, the future of Internet gaming and betting is uncertain in many jurisdictions. Internet gaming and betting has received increased scrutiny by legal agencies, and in some cases, legal proceedings have been initiated alleging that such activities are illegal, primarily in the U.S. The Company is unable to predict the outcome of such proceedings and the ultimate impact on the Company's business. If it is held that Internet gaming and betting such as that proposed to be conducted by the Company's subsidiaries is illegal in a significant number of jurisdictions, it would have a material a dverse effect on the business of the Company and its subsidiaries. Furthermore, the existence of claims of illegality may result in litigation costs and an indefinite interruption in the business activities of the Company and its subsidiaries. Although each country or jurisdiction will create its own legislation, the United States' current and proposed legislation represents some of the most stringent laws in this industry. Due to the uncertainty of the regulatory environment, management is unable to determine the effect of the current and proposed legal regulations and their applications in the United States or elsewhere. Management believes that this uncertainty in respect of the legislation, the jurisdictions and the enforcement will continue for a number of years to come. This belief is based on the requirement for cooperation between legislative bodies in various countries in order to properly enforce any Internet laws. Negative rulings, restrictive legislation and the application of any restrictive legislation could adversely affect the gaming and betting operations of the Company's subsidiaries. The Company is monitoring all issues as discussed above on an ongoing basis and intends to conduct its operations in compliance with any changes in laws.

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

(o)  Revenues and Dividends: Neither the Company nor its subsidiaries currently generate any meaningful revenues and do not anticipate generating any meaningful revenues in the future and, as a consequence, if additional funds are required for the development of software or for other internet related purposes, or for general working capital, which is likely, the Company will have to seek equity or debt financing which may or may not be available. Furthermore, the Company has not paid dividends in the past and does not expect to pay dividends in the future. In the event of generating any meaningful earnings, the Company shall retain its earnings to finance further growth.

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

(q)  Penny Stock: The Company's securities are deemed to be Penny Stocks and are therefore subject to Penny Stock rules as defined in Rule 3a(51)(1) of the 1934 Exchange Act. The Penny Stock disclosure requirements may have the effect of reducing the level of trading activity of the Company's securities in the secondary market. Penny Stocks are low-priced shares of small companies not traded on a U.S. national exchange or quoted on Nasdaq. The Company's securities are quoted for trading on the OTC Bulletin Board. Penny Stocks, such as the Company's securities, can be very risky. Prices of Penny Stocks are often not available. Investors in Penny Stocks are often unable to sell stock back to the dealer that sold them the stock. Investors may lose all their investment in Penny Stocks. There is no guaranteed rate of return on Penny Stocks. Before an investor purchases any Penny Stock, U.S. Federal law requires a salesperson to tell the investor the "offer" and the "bid" on the Penny Stock, and the "compensation" the salesperson and the firm receive for the trade. The firm also must mail a confirmation of these prices to the investor after the trade. The Investor's Broker-dealer is required to obtain the investor's signature to show that the investor has received the statement titled "Important Information on Penny Stocks" before the investor first trades in a Penny Stock. This Statement is required by the U.S. Securities and Exchange Commission ("SEC") and contains important information on Penny Stocks. Furthermore, under penalty of Federal Law the Investor's brokerage firm must tell the investor at two different times - before the investor agrees to buy or sell a Penny Stock, and after the trade, by written confirmation the following: 1) the bid and offer price quotes for the Penny Stock, and the number of shares to which the quoted prices apply, 2) the brokerage firm's compensation for the trade, 3) the compensation received by the brokerage firm's salesperson for the trade. In addition, to these items listed above the investor’s brokerage firm must send the investor monthly account statements and a written statement of the investor's financial situation and investment goals as required by the Securities Enforcement and Penny Stock Reform Act of 1990.

(r)  Exploration and development: The Company’s remaining mineral property is considered to be in the early exploration stage and is without a known ore body. The Company has no plans whatsoever to conduct any exploration work program on this property, and the Company has written down the net carrying value of its remaining mineral property to $1.

ITEM 4. INFORMATION ON THE COMPANY

Item 4.A. History and Development of the Company

The legal and commercial name of the company isLAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

The Company was incorporated by Memorandum and Articles under the Company Act of the Province of British Columbia, Canada, on May 27, 1980 under the name of "Mountain Fertilizer Products Ltd." [See Exhibit 1. (Incorporated by reference)]

The Directors of Mountain Fertilizer Products Ltd. resolved that the Company change its business activities and its name, and as a result of which, on August 6, 1980, the Company's name was changed to "Titleist Petroleums Ltd." ("Titleist") to reflect the business activities of the Company. Titleist was involved in the oil and gas business in Canada and, through its U.S. subsidiary, Titleist Petroleums U.S.A. Inc. (“Titleist USA”), in the United States. All of the Company's exploration, development and production activities were conducted jointly with third parties.

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

In 1987, Directors of Comp-Data resolved to get out of the computer related business. As a result of which, Directors of Comp-Data acquired all of the issued and outstanding shares of Armenian Express Canada Inc. Pursuant to a Special Resolution passed October 5, 1987, Comp -Data changed its name to "Armenian Express Canada Inc." to reflect the change of business plan and management of the Company. In respect to this transaction, there was no share consolidation involved. Subsequently, the Company's hydrocarbons assets were forfeited.

For a limited period of time, the Company implemented an ethnic affinity credit card which targeted Armenians in Canada. An agreement was signed with the National Bank of Canada ("National Bank") wherein the Company was to market in Canada a MasterCard affinity credit card under its own name "Armenian Express Canada". The agreement was for one year and was subject to annual renewals. For a short period of time, affinity credit cards were issued in Canada by the National Bank. The ethnic affinity credit card program did not generate any significant revenues for the Comp any given the small number of Armenians in Canada, and as a result of which, the National Bank terminated its agreement with the Company.

In November 1989, the Company's Directors resolved to change the business activity of the Company and to make the Registrant a natural resource company, whereby the Company would acquire, explore and, if warranted, develop mineral properties. Consequently, the Company changed its name to "Armenex Resources Canada Inc." and on July 4, 1990 consolidated its authorized capital on the basis of one-share for every five old shares. The Company was able to raise $480,000 by the issuance of 349,792 (post-consolidated) common shares in the capital of the Company by means of a Statement of Material Facts in the Province of Brit ish Columbia, Canada. The funds were mainly utilized for exploration work programmes on mineral properties located in British Columbia, Canada.

Subsequently, a re-organization was deemed necessary by the Directors of the Company. Pursuant to the Company's Directors' resolutions, on August 31, 1994, the Company changed its name to "Ecuadorean Copperfields Inc." and consolidated its authorized capital on the basis of one-share for every five-old shares. Subsequently, the Company was successful in raising the amount of $604,000 by the issuance of 503,333 (post-consolidated) common shares in the capital of the Company by means of a Statement of Material Facts in the Province of British Columbia. The funds were utilized towards exploration work programmes on the Chaucha property in Ecuador and towards general working capital.

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

The address of Endzone Inc., Action Poker Gaming Inc., Touchdown Inc. and GT Enterprises Inc. is: No. 6 Temple Street, P.O. Box 2372, St. John’s, Antigua, The West Indies. The telephone number is (268) 460-6184 and the telefax number is (268) 460-6183.

The Company's registered and records office is located at: P.O. Box 10068, 1600-609 Granville Street, Vancouver, British Columbia, Canada V7Y 1C3. The telefax number is (604) 669-3877.

The Auditors of the Company are Smythe Ratcliffe, Chartered Accountants, 7th Floor, Marine Building, 355 Burrard Street, Vancouver, British Columbia V6C 2G8. The telefax number is (604) 688-4675.

The Registrar and Transfer Agent of the Company is Computershare Trust Company of Canada, 9 th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1. The telefax number is (416) 981-9800.

Item 4.B. Business Overview

Summary

Las Vegas is an Internet Gaming and Entertainment corporation. Previously, the Company was called Bronx Minerals Inc. and was engaged in the mineral exploration business. On September 3, 1999, the Company officially changed its name, and on January 6, 2000, the Canadian Venture Exchange (“CDNX”) [formerly known as the Vancouver Stock Exchange] approved the Company’s application for change of business from mineral exploration to Internet gaming and entertainment. During 2002, the CDNX changed its name to the TSX Venture Exchange (“TSX Venture”) pursuant to the Toronto Stock Exchange’s acquisition of the CDNX.

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

The Company and its Antiguan subsidiaries are in the business of researching, developing, and marketing of software for on-line multi-player interactive poker games. The Company's Antiguan subsidiary was granted an interactive gaming license by the International Financial Sector Regulatory Authority of Antigua and Barbuda to conduct and operate interactive gaming from the period starting October 1, 2001 and ending September 30, 2002. The Company has formally requested an extension of the interactive gaming licence.

During the year, the Company's Antiguan subsidiary, Action Poker Gaming Inc. ("Action"), moved its operations from its location in Antigua to the facilities of Mohawk Internet Technologies Inc. ("Mohawk") which acts as its hosting facility for its servers, located on the Kahnawakee Mohawk Reserve ("Kahnawakee") in Canada.

Kahnawakee has reserve status in Canada, which has its own regulations and laws concerning interactive gaming. These regulations allow the Kahnawakee Gaming Commission to issue a gaming licence to a third party authorizing the conduct of authorized games by means of a telecommunication device, including the Internet. The law in Kahnawakee regarding on-line gaming has not yet been tested by Canadian legal authorities therefore the legality of this is sue is inconclusive.

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

The ability to profitably sell various products or services on the Internet is dependent upon the legal and regulatory authorities of various levels of governments on a worldwide basis. The rulings made by governments relating to the Internet are in their infancy and are dependent upon a number of political, economic and public interest factors. The Company and its subsidiaries, to a great extent, are dependent upon international government rulings in respect of the permissibility of certain Internet commerce activities , specifically those involving gaming. The Company or its subsidiaries could be materially adversely affected by negative rulings relating to Internet commerce activities by international governments particularly in the United States and Canada. The permissible scope of gaming and betting on the Internet varies from country to country and within various jurisdictions within each country. Until the legal issues are resolved either through legislation or the courts, the future of Internet gaming and betting is uncertain in many jurisdictions. Management believes that this uncertainty in respect of the legislation, the jurisdictions and enforcement of these laws will continue for a number of years to come. Negative rulings, restrictive legislation and the application of any restrictive legislation could adversely affect the gaming and betting operations of the Company’s subsidiaries.

During 2001, the Company developed its own multi-player interactive poker games software. The Company’s software was built exclusively by the Company and was launched live on-line to the general public under the URL www.gutspoker.com. During 2002, the Company developed its own new generation multi-player interactive poker games software which was launched live on-line to the general public under the URL www.tigergaming.com. Upon the live online launching of www.tigergaming.com , the Company discontinued using www.gutspoker.com ..

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

The Company's common shares were first listed and posted for trading on the TSX Venture (formerly the Vancouver Stock Exchange) on September 15, 1983. On the TSX Venture the Company’s trading symbol is “LVH”. Effective July, 1999, the Company’s common shares commenced trading in the U.S.A. on the OTC Bulletin Board under the symbol “LVFHF”.

As of September 1, 2000, the Company’s common shares are listed for trading under the symbol “LVH” on the Third Market Segment of the Berlin Stock Exchange in Germany.

Item 4.C. Organizational Stuctures.

The following chart sets forth the Company’s corporate structure:

On April 12, 1999, the Company caused to incorporate in the Republic of Armenia a wholly-owned Armenian subsidiary, Azat Investment ALLC (“Azat”). The Government of the Republic of Armenia granted Azat a license to establish an Internet gaming and betting service in the Republic of Armenia . The license granted to Azat has expired, and Azat no longer exists.

On September 15, 1999, the Company caused to incorporate Touchdown Inc. in Nevis, West Indies (“Touchdown Nevis”) whereby Touchdown Nevis was wholly-owned by Touchdown Trust of Nevis, West Indies (“Touchdown Trust Nevis”). The sole beneficiary of Touchdown Trust Nevis was the Company.

On December 2, 1999, Touchdown Nevis caused to incorporate Endzone Inc. (“Endzone”) in Antigua and Barbuda, West Indies, whereby Endzone became a wholly-owned subsidiary of Touchdown Nevis .

Subsequently, the Company caused the incorporation of a wholly-owned subsidiary in Antigua & Barbuda by the name of Touchdown Inc. (“Touchdown Antigua”).

During June 2000, Touchdown Nevis transferred all of its shares in the capital of Endzone (“Endzone Shares”) to Touchdown Antigua, and as a result, Endzone became a wholly -owned subsidiary of Touchdown Antigua.

Subsequently, during July 2000, Touchdown Nevis and Touchdown Trust Nevis were both wound-up.

On April 26, 2000, Touchdown Antigua caused to incorporate G.T. Enterprises Inc. (“GT”) in Antigua & Barbuda, West Indies, as a result of which, GT became a wholly owned subsidiary of Touchdown Antigua.

On February 3, 2000, Endzone caused to incorporate Action Poker Gaming Inc. (“Action Poker”) in Antigua and Barbuda, West Indies, as a result of which, Action Poker became a wholly-owned subsidiary of Endzone.

Subsequent to December 31, 2002, Endzone transferred all of its shares in the capital of Action Poker to Touchdown Antigua, as a result of which, Action Poker is now a wholly owned subsidiary of Touchdown Antigua which in turn is a wholly owned subsidiary of the Company. Subsequently, both Endzone and GT were wound up.

4.D.PROPERTY, PLANTS AND EQUIPMENT

I.    THE COMPANY'S EXISTING PROPERTY IN THE STATE OF ARKANSAS, USA

On January 18, 1993, the Company purchased 50% of the mineral rights in 159.5 acres located in the Northeast Quarter (NE 1/4) of Section Thirty-Three (33), Township Nine (9) South, Range Twenty Five (25) West, less and except one-half (1/2) acre in the Southeast (SE) corner in Pike County, Arkansas from Alton Terrell and Alice Terrell for 5,611 common shares (post-consolidated).

The Company has no future plans to explore or develop the above-mentioned property in the foreseeable future and has written down the net carrying value of this property to $1.

II.     COMPUTER GAMING SOFTWARE PRODUCT

The Company’s Software

During July 2001, the Company hired the services of Don Hunter, a software developer, and Clearwave Technologies Inc., whose principal owner is Don Hunter, to develop for the Company an interactive multi-player poker games software. As a result, the Company developed its multi-player interactive poker games software which included Texas Hold'em, Seven and Five Card Stud, Guts Poker and Monte Carlo Guts (the “Gutspoker Software”). During the third week of December, 2001, the Gutspoker software was launched live on-line to the general public under the URL www.gutspoker.com . No meaningful revenues were generated from the Gutspoker Software during the year 2002. During 2002, the Company developed its own new generation multi-player interactive poker games software which was launched live on-line to the general public under the URL www.tigergaming.com. Upon the live on-line launching of www.tigergaming.com, the Company discontinued using www.gutspoker.com . During 2002, nothing was capitalized under software development costs (2001 - $180,901). Software development costs are capitalized once technical feasibility has been established and a market has been identified. Such capitalized costs are amortized over the expected life of the product developed once it has been commercially released. During 2002, amortization expenses of $36,180 was taken on the software development costs capitalized in the past (Nil: 2001). Improvements, modifications and enhancement of the Tigergaming Software are ongoing.

For property and equipment and accumulated depreciation and depletion thereof please refer to Schedules II and III to the consolidated financial statements of the Company.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Item 5.A Operating Results

From late 1989 until March 1999, the Company was engaged in the acquisition and exploration of mineral properties. During 1999, the Company decided to get out of the mineral exploration business and become an Internet Gaming and Entertainment Corporation. Consequently, the Company changed its name from Bronx Minerals Inc. to Las Vegas From Home.com Entertainment Inc. On January 6, 2000, the Company received approval from the Canadian Venture Exchange now known as the TSX Venture Exchange (“TSX Venture”) in respect to the Company’s application for change of business from mining to Internet gaming and entertainment.

Although 2002 proved to be an extremely difficult year for the Company, nevertheless, the Company has been successful in its efforts of raising funds, and in continuing its operations uninterruptedly.

The Company and its Antiguan subsidiaries are in the business of researching, developing and marketing of software for on-line multi-player interactive poker games. The Company's Antiguan subsidiary was granted an interactive gaming license by the International Financial Sector Regulatory Authority of Antigua and Barbuda to conduct and operate interactive gaming from the period starting October 1, 2001 and ending September 30, 2002. The Company has formally requested an extension of the interactive gaming licence.

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

During the year 2001, the Company developed its own multi-player interactive poker games software. The Company’s software was built exclusively by the Company, and was launched live on-line during the third week of December, 2001, to the general public under the URL www.gutspoker.com . During 2002, the Company developed its own new generation multi-player interactive poker games software which was launched live on-line to the general public under the URL www.tigergaming.com . Upon the live on-line launching of www.tigergaming.com, the Company discontinued using www.gutspoker.com. No meaningful revenues were generated by www.gutspoker.com during 2002.

The company’s indirectly owned Antiguan subsidiaries, Endzone Inc. (“Endzone”) and Action Poker entered into an agreement dated July 7, 2000, as subsequently amended by various other agreements (collectively, the "Purchase and Support Agreement") with Nasser Towfigh (“Nasser”), Orang Towfigh (“Orang”) and Exellon Enterprises Inc. ("Exellon"), a private company controlled by Nasser and Orang, all of West Vancouver, British Columbia, Canada (collectively referred to as “the Endzone Software Developer”), whereby Exellon sold, under certain terms and conditions, to Endzone (Subject to a Source Code Escrow Agreement) a 100% ownership interest in a certain software for multi-player interactive poker games (the “Endzone Software”). Pursuant to the Purchase and Support Agreement, Endzone has made certain payments to the Endzone Software Developer a nd has made certain advances to Nasser. The Endzone Software was at a stage where it could be played for fun money when various disputes arose between the Company and the Endzone Software Developer. As a result, the development of the Endzone software was halted. On December 31, 2001, the Company wrote down the Endzone Software by $156,724 (2000: $Nil), being 50% of the amount paid to reflect the potential decrease in value. On September 30, 2002, the Company wrote off the remainder. During December 2001, the Company made a provision for the write-down of the loan receivable from Nasser Towfigh in the amount of $25,207. On February 4, 2002, the Company made a formal demand to Nasser for the repayment of the demand loan plus interest owing to the Company in the amount of $25,312.35. Furthermore, on Februay 4, 2002, pursuant to the July 7, 2000 Software Purchase and Support Agreement, the Company gave formal notice to the Endzone Software Developer to invoke the provision for Arbitration. On February 12, 2002, the Company brought an Action in the Supreme Court of British Columbia against Nasser for the sum of $25,312.35 in respect to the advances made by the Company to Nasser plus accrued interest. On March 25, 2002, Nasser filed a Statement of Defence to the Company’s Action and has filed a counterclaim for damages totalling $307,944 against the Company, its Chairman, and its President. In the opinion of management, the outcomes of these litigations are presently undeterminable.

On March 26, 2002, the Company entered into a Letter of Intent with Inter-Franchise Inc. of Laval, Quebec (“Inter-Franchise”), an arm’s length third party, whereby the Company would have acquired under certain terms and conditions, 100% of the shares of Inter-Franchise. By mutual consent, the Company and Inter-Franchise have agreed not to proceed with the contemplated transaction.

On April 26, 2001, the Company entered into an agreement with Cryptologic Inc. of Toronto, Ontario (“Crypto”) in respect to the terms of an arrangement between Crypto and the Company in relation to a Debenture (the “April 26, 2001 Agreement”), whereby Crypto advanced to the Company the sum of Canadian $200,000 for the purposes of marketing the Action Poker Software. The April 26, 2001 Agreement was subject to certain terms and conditions. In furtherance to the April 26, 2001 Agreement, the Company’s wholly-owned Antiguan subsidiary G.T. Enterprises Inc. (“GT”) entered into a Software Supply and Support Agreement on May 14, 2001 with Wagerlogic Limited (“Wagerlogic”) a Cyprus Corporation wholly-owned by Crypto and Cryptologic Caribbean Limited (“CCL”) an Antiguan Corporation wholly-owned by Crypto (hereinafter collectively referred to as the “Cryptologic Group”). On March 12, 2002 the Company and GT filed an action in the Supreme Court of British Columbia against the Cryptologic Group. Subsequently, the Company and GT entered into an amicable out-of-court settlement with the Cryptologic Group in respect to all outstanding matters between the parties.

On June 18, 2001, the Company received confirmation from the British Columbia Securities Commission (“BCSC”) in respect to the filing of the Company’s Form 20-F dated June 18, 2001 as an Alternative Initial Annual Information Form (“AIF”) under section 5.9 of Local Policy Statement 3-27. Under the new regulations of the BCSC, the Company is eligible to issue private placement securities with a four month hold period rather than the previous 12 month hold period. In addition, shares issued to settle an issuer’s debt and securities issued as consideration for asset acquisitions will also qualify for the shortened hold period.

During 2002, the Company’s wholly-owned Antiguan Subsidiary entered into Licensing and Affiliate Agreements in respect to its Software for on-line multi-player interactive poker games with various parties that are at arm’s length to the Company.

At the Company’s Annual General Meeting of its Members, which was held on June 24, 2002 at the Company’s offices in Vancouver, B.C. the shareholders of the Company passed a resolution to fix the number of Directors of the Company at 6. Mr. David Horlington of Montreal, Quebec was elected as a Director of the Company replacing Mr. David Neale who did not stand for re -election. Mr. David Neale served as a member of the Company’s Board of Directors from November 8, 1999 up to June 23, 2002. Furthermore, the shareholders of the Company approved the implementation of an Incentive Stock Option Plan for the Company which was subsequently approved by the TSX Venture Exchange on July 22, 2002.

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

For personal reasons, Mr. David Horlington of Montreal, Canada has resigned from the Board of Directors of the Company effective March 6, 2003.

On November 4, 2002, the Company entered into a licensing agreement (Exhibit#4.A) with Lucky 1 Enterprises Inc. (“Lucky”), a related company, for the joint development of certain on-line gaming software consisting of three card games (the “Gaming Software”). The Company has received from Lucky the agreed license fee of Cdn $200,000 for the Gaming Software. The Gaming Software is equally owned by the Company and Lucky. The Company shall be the operator of the Gaming Software. The Company shall receive 60% and Lucky shall receive 40% of all revenues that shall be generated from the operations of the gaming software. In respect to this transaction, the Company received approval from the TSX Venture Exchange on November 21, 2002.

On February 4, 2003, the Company received notice from Grant, Thornton LLP, Chartered Accountants of Vancouver, British Columbia of their resignation as the Company’s auditors. Smythe Ratcliffe, Chartered Accountants of Vancouver, British Columbia have agreed to be engaged as auditors of the Company. The Reporting Package required pursuant to National Policy 31 [Exhibit 12.B.](incorporated by reference in the Exhibits)

During the three month period ended March 31, 2003, the Company incurred a net loss of $1,916,168 ($0.05 per share) as compared to a net loss of $585,385 ($0.02 per share) for the same period in the previous year. Operating expenses during the three month period amounted to $612,565 as compared to $611,215 in the same period for the year 2002. This amount consists primarily of salaries and benefits, rent, advertising and promotion, consulting fees, travel, meals and entertainment. The increase in operating costs is mainly attributable to the Company expanding its staffing requirements and engaging consultants for the development, testing, enhancement, technical and marketing support of the Co mpany’s software for on-line multi-player interactive poker games. Salary and benefit costs were $227,773 as compared to $197,130 for the same period in the previous year. During the three month period ended March 31, 2003, the Company’s Antiguan Subsidiary recorded revenues generated from the Company’s software for on-line multi-player interactive poker games of $92,589 (2002: 25,830). These revenues have been applied towards general and administrative costs of the Company’s Antiguan Subsidiaries. Durin g the three month period ended March 31, 2003, the Company dissolved two of its wholly owned Antiguan subsidiaries, Endzone Inc., and G.T. Enterprises Inc.

On March 11, 2003, the Company entered into a Non-Brokered Private Placement Financing Agreement with Lucky 1 Enterprises Inc. (“Lucky”), a related company, whereby Lucky acquired 2,500,000 common shares in the capital of the Company at a price of Cdn $0.10 per common share for total proceeds of Cdn $250,000. This transaction received the final approval of the TSX Venture Exchange on May 12, 2003. The Company will expend the proceeds from this Non-Brokered Private Placement towards software development and general working capital. The 2,500,000 common shares in the capital of the Company which have been issued to Lucky have a hold period expiring on September 13, 2003.

Effective May 12, 2003, Mr. Jack Aktorosyan (“Mr. Aktorosyan”) of Montreal, Quebec has joined the Company’s Board of Directors. Mr. Aktorosyan has many years of valuable business computer analysis experience.

Disclosure of the differences between accounting principles and practices generally accepted in Canada and those generally accepted in the United States, and required by the SEC, is included in Note 14 of the financial statements included in Item 17 of the Annual Report.

During 2000, the Company made loans to a software developer to design and develop the Poker Games Software. The loans were unsecured, interest bearing at prime plus 1% per annum and payable on demand. As of December 31, 2001, the outstanding loan receivable was $25,207.36. On December 31, 2001 the Company made a provision for the write-down of the loan receivable of $25,207.36. (See Item 8.A.7. Legal Proceedings).

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

The salaries and benefits during the period ended December 31, 2002 were $828,290 (2001- $381,145). Breakdown of Salaries and benefits are as follows: Payroll – $796,230 (2001-$349,053). Employee benefits $18,155 (2001-$8,881) and Automobile $13,905 (2001- $23,211). The automobile costs relate mainly to parking costs, automobile rental and lease payments, and gas bills incurred by certain Directors and employees of the Company.

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

Item 5.B Liquidity and Capital Resources

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

During September and October 2000, the Company completed the non-brokered private placement which was announced on July 14, 2000. A total of 1,335,857 Units were issued at a price of $0.35 per Unit for total proceeds of $467,549.95. Each Unit consisted of one common share and one non-transferable share purchase Warrant. Each share purchase warrant entitled the holder to purchase one additional common share in the capital of the Company for a period of two years at the price of $0.40 per share in the first year and at $0.60 per share in the second year. In connection with this private placement, the Company has issued 24,300 common shares in the capital of the Company to Windsor Holdings Ltd. as finder’s fee. The private placement shares and the finder’s fee were issued pursuant to exemptions from the registration and prospectus requirements of the B.C. Securities Act section 74(2)(9), 128(h) of the Securities Rules and Regulations and BOR #98/11. The funds raised in respect to this private placement were utilized towards the development and promotion of the Company’s online gaming and betting business.

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

On April 25, 2001, the Company closed the Offering that was conducted through the CDNX by way of the Company’s short form offering document dated March 26, 2001. The Company issued a total of 1,217,392 Units at a price of $0.13 per Unit for total proceeds of $158,261. Each Unit consisted of one common share of the Company and one-half (½) of one common share purchase Warrant (the “W arrants”), each whole Warrant entitled the holder to purchase one common share (the “Warrant Shares”) of the Company at a price of $0.14 per Warrant Share up to April 25, 2003. A total of 1,217,392 common shares in the capital of the Company have been issued. In connection with the Offering, the Company paid Global Securities Corporation (the “Agent”) a cash commission of $14,243.49 and the Company issued 182,609 non-transferable share purchase Warrants (the “Agent’s Warrants”) which entitled the holder to purchase up to 182,609 common shares of the Company at a price of $0.14 per common share up to April 25, 2003.

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

On March 11, 2003, the Company entered into a Non-Brokered Private Placement Financing Agreement with Lucky 1 Enterprises Inc., (“Lucky”) a related company, whereby Lucky acquired for investment purposes 2,500,000 common shares in the capital of the Company at a price of Cdn $0.10 per common share for total proceeds of Cdn $250,000. The Company will expend the proceeds for this Non-Brokered Private Placement towards software development and general working capital. This transaction received the final approval of the TSX Venture Exchange on May 12, 2003. The 2,500,000 common shares in the capital of the Company which have been issued to Lucky have a hold period expiring on September 13, 2003.

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

Item 5.C. Research and development, patents and licenses, etc.

The Company does not have a research and development department nor does it have any patents or licenses. However, the Company , from time to time, conducts its own general research on marketing trends of online gaming.

Item 5.D. Trend Information

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

The ability to profitably sell various products or services on the Internet is dependent upon the legal and regulatory authorities of various levels of governments on a worldwide basis. The rulings made by governments relating to the Internet are in their infancy and are dependent upon a number of political, economic and public interest factors. The Company and its subsidiaries, to a great extent, are dependent upon international government rulings in respect of the permissibility of certain Internet commerce activities, specifically those involving gaming. The Company or its subsidiaries could be materially adversely affected by negative rulings relating to Internet commerce activities by internatio nal governments particularly in the United States and Canada. The permissible scope of gaming and betting on the Internet varies from country to country and within various jurisdictions within each country. Until the legal issues are resolved either through legislation or the courts, the future of Internet gaming and betting is uncertain in many jurisdictions. Management believes that this uncertainty in respect of the legislation, the jurisdictions and enforcement of these laws will continue for a number of years to come. Negative rulings, restrictive legislation and the application of any restrictive legislation could adversely affect the gaming and betting operations of the Company’s subsidiaries.

Item 5.E, Off balance sheet arrangements.

The Comp any has no off balance sheet arrangements whatsoever and the Company’s financial information and statements, including its balance sheet and income statement have been fairly represented in accordance with generally accepted accounting principles.

“THE REST OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK”

Item 5.F. Tabular disclosure of contractual obligations

The Company has no Long Term Debt Obligations, Capital Lease Obligations, Purchase Lease Obligations or Other Long Term Liabilities reflected on the Company’s Balance Sheet.

Item 5. G. Safe Harbor

In respect to information covered by items 5.E and 5.F, all financial information and statements have been fairly represented in accordance with generally accepted accounting principles.

Special Note regarding Forward-Looking Statements.

We make certain forward looking-statements in this Form 20-F within the meaning of Section 27A of the Securities Act 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, relating to our financial condition, profitability, liquidity, resources, business outlook, proposed acquisitions, market forces, corporate strategies, contractual commitments, capital requirements and other matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbour for forward-looking statements. To comply with the terms of the safe harbour, we note that a variety of factors could cause our actual results and experience to differ substantially from the anticipated results or other expectations expressed in our forward-looking statements. When words and expressions such as: “believes,” “expects,” “anticipates,” “estimates,” “plans,” “intends,” “objectives,” “goals,” “aims,” “projects,” “forecasts,” “possible,” “seeks,” “may,” “could,” “should ,” “might,” “likely,” “enable” or similar words or expressions are used in this Form 20-F, as well as statements containing phrases such as “in our view,” “there can be no assurance,” “although no assurance can be given,” or “there is no way to anticipate with certainty,” forward-looking statements are being made, these forward-looking statements speak as of the date of this Form 20-F.

The forward-looking statements are not guarantees of future performance and involve risks and uncertainties. These risks and uncertainties may affect the operation, performance, development and results of our business and could cause future outcomes to differ materially from those set forth in our forward-looking statements. These statements are based on our current beliefs as to the outcome projected or implied in the forward -looking statements. Further, some forward-looking statements are based upon assumptions of future events which may not prove to be accurate. The forward-looking statements involve risks and uncertainties including, but not limited to, the risks and uncertainties referred to in “Item 3.D. Risk Factors,” and elsewhere within the document and in other of our filings with the Securities and Exchange Commission.

We undertake no obligation to publicly update or revise any forward-looking statements as a result of future developments, events and conditions outside of our control. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ significantly from those forecast in any forward-looking statements. Given these risks and uncertainties, investors should not overly rely or attach undue weight to forward-looking statements as an indication of our actual future results.

ITEM 6 . DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

As of May 31 2003, the name, municipality and the principal occupation of the Directors and Officers of the Company are the following:

Jacob H. Kalpakian is the nephew of Bedo H. Kalpakian. All Directors serve for a term of one year until the next annual general meeting or until the date of their resignation, whichever occurs first. Penilla Klomp was appointed an Officer of the Company on May 1, 2003. The following Directors are standing for election or re-election at the Company’s forthcoming Annual General Meeting which is to be held in Vancouver, British Columbia on June 30, 2003; Bedo H. Kalpakian, Jacob H. Kalp akian, Gregory T. McFarlane, Neil Spellman and Jack Aktorosyan.

There are no arrangements or understandings whatsoever with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or member of senior management.

Item 6.B. Compensation

The Company paid Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”) a total remuneration of Cdn $180,000 for the year ended December 31, 2002. Kalpakian Bros. is a private company incorporated under the laws of the Province of British Columbia, Canada and is controlled by Bedo H. Kalpakian and Jacob H. Kalpakian, both of whom are Directors of the Company and Kalpakian Bros. Effective February 1, 2000, a new Management Agreement (“new Management Agreement”) [Exhibit 4.C.(1); Incorporated by reference] has been implemented whereby the remuneration payable to Kalpakian Bros. has been increased to $15,000 per month. Prior to February 1, 2000, the Manager was paid $4,000 per month under the old Management Agreement dated May 1, 1990, as amended on November 1, 1991. Under the new Management Agreement, the Manager has, subject always to the general or specific instructions and directions of the board of Directors of the Company, full power and authority to manage the business and affairs of the Company except in respect of such matters and duties as by law must be transacted or performed by the Directors or Officers of the Company. In addition to the remuneration of the Manager at the rate of $15,000 per month, under the new Management Agreement the Manager is reimbursed for all reasonable travelling and other out-of-pocket expenses actually and properly incurred by Bedo H. Kalpakian and Jacob H. Kalpakian in connection with their duties. The new Management Agreement may be wholly terminated by either party on six months’ written notice. In addition, effective April 6, 2001, one Company officer is entitled to the use of a company-leased automobile. Presently there exists no plan regarding Directors' and Officers' pension, retirement or other similar benefits. Furthermore, there are no amounts set aside or accrued by the Company or its subsidiaries to provide pension, retirement or similar benefits.

Pursuant to indemnity agreements dated April 1, 1993, January 3, 1996, February 1, 1996, November 9, 1999, with Bedo Kalpakian, Jacob Kalpakian and Gregory T. McFarlane (which have already been filed in previous years as exhibits to the Form 20F) and indemnity agreements dated July 12, 2002; May 12, 2003; and May 1, 2003; attached as Exhibts4.C.-(1),(2) and (3) with Neil Spellman, Jack Aktorosyan and Penilla Klomp (collectively "the Directors and Officers"), the Company has agreed to indemnify and save the Directors and Officers, their heirs and personal representatives harmless from and against all costs, charges and expenses arising out of their association with the Company. These costs, charges and expenses include any amounts paid to settle an action or to satisfy a judgement brought or found against the Directors and Officers and any amounts paid to settle an administrative action or proceeding providing the indemnified party has acted in good faith and in the best interests of the Company.

Certain Directors of the Company are compensated for automobile expenditures, and furthermore certain Directors, Officers and employees of the Company are covered under a group medical and dental insurance plan.

“THE REST OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK”

For the fiscal year ended December 31, 2002, and up to and until the date of this report (May 31, 2003) no incentive stock options were exercised by any of the Company’s Directors. Incentive stock options held by Bedo H. Kalpakian, Jacob H. Kalpakian, Greg McFarlane, Neil Spellman and Jack Aktorosyan as of May 31, 2003 are as follows:

Item 6.C. Board Practices

1. All Directors are elected by the Company’s shareholders to serve for a term of one year and upon expiry of their one year term, all Directors may be annually re-elected by the Company’s shareholders for additional one year terms. Bedo H. Kalpakian has served as a Director of the Company since 1991. Jacob H. Kalpakian has served as a Director since 1991. Gregory T. McFarlane has served as a Director since 1992. Neil Spellman has served as a Director since July, 2002 and Jack Aktorosyan has served as a Director since May, 2003.

6.C.2 Details of Directors’ service contracts with the Company or any of its subsidiaries are as follows:

The Company paid Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”) a total remuneration of Cdn $180,000 for the year ended December 31, 2002. Kalpakian Bros. is a private company incorporated under the laws of the Province of British Columbia, Canada and is controlled by Bedo H. Kalpakian and Jacob H. Kalpakian, both of whom are Directors of the Company and Kalpakian Bros. Effective February 1, 2000, a new Management Agreement (“new Management Agreement”) [See Exhibit 4.C.-(incorporated by reference)] has been implemented whereby the remuneration payable to Kalpakian Bros. has been increased to $15,000 per month. Prior to February 1, 2000, the Manager was paid $4,000 per month under the old Management Agreement dated May 1, 1990, as amended on November 1, 1991. Under the new Management Agreement, the Manager has, subject always to the general or specific instructions and directions of the board of Directors of the Company, full power and authority to manage the business and affairs of the Company except in respect of such matters and duties as by law must be transacted or performed by the Directors or Officers of the Company. In addition to the remuneration of the Manager at the rate of $15,000 per month, under the new Management Agreement the Manager is reimbursed for all reasonable travelling and other out-of-pocket expenses actually and properly incurred by Bedo H. Kalpakian and Jacob H. Kalpakian in connection with their duties. The new Management Agreement may be wholly terminated by either party on six months’ written notice. In addition, effective April 6, 2001, one Company officer is entitled to the use of a company-leased automobile. Presently there exists no plan regarding Directors' and Officers' pension, retirement or other similar benefits. Furthermore, there are no amounts set aside or accrued by the Company or its subsidiaries to provide pension, retirement or similar benefits.

6.C.3 Details relating to the company’s audit committee and remuneration committee:

All Directors are elected by the Company’s shareholders to act as Directors of the Company for a term of one year. The Company’s audit committee is appointed on an annual basis by the Company’s Directors. The Company’s present audit committee consists of the following Directors; Bedo H. Kalpakian, Gregory T. McFarlane and Jack Aktorosyan. In the event that an Audit committee member resigns prior to the expiry of the one year term, then the remaining Directors of the Company appoint another Director of the Company as a replacement member in the Audit committee. The Company does not have a remuneration committee largely due to its size.

Item 6.D. Employees

The Company employs 16 people with 11 in Information, Technology and Software development department, 3 in Administration and 2 in Management. During the year, the Company significantly expanded its staffing requirements and engaged consultants for the development, testing, enhancement, technical and marketin g support of the Company’s software for online multi-player interactive poker games.

The Company’s employees are not represented by a union or other collective bargaining organization and the Company has never experienced a work stoppage by its employees. The Company believes that its employee relations are good.

Item 6.E. Share Ownership

1.) The number of common shares beneficially (indirectly or directly) owned by Officers and Directors of the Company as of May 31, 2003 without par value are as follows:

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

6.E.(2). Stock Options for Employees

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

During 2002, the Company adopted a Stock Option Plan (“2002 Stock Option Plan”) [See Exhibit 4.C. (incorporated by reference)] and on July 22, 2002, the Company received approval from the TSX Venture Exchange with respect to the Company’s 2002 Stock Option Plan which is dated June 25, 2002. The Company will be seeking to obtain approval from its shareholders at the Company’s next Annual General Meeting which is to be held on June 30, 2003 for the adoption of a 2003 Stock Option Plan.(See Exhibit 4.C.(2); Incorporated by reference.)

As at May 31, 2003, the following incentive stock options to purchase common shares in the capital of the Company were held by employees of and consultants to the Company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7.A. Major shareholders

7.A.1 As at May 31, 2003, the following persons or corporations beneficially own, directly or indirectly, or exercise control over shares carrying more than 5% of the issued and outstanding shares of the Company:

*	Based on 40,603,486 issued and outstanding common shares as of May 31, 2003.
**	Depository trust which holds shares on behalf of others and the beneficial holders of these shares are not within the knowledge of the Company.

7.A.1(b) The following discloses the percentage change in ownership held by any major shareholders during the past 2 (two) years. The current year is stated above in item 7.A.1.

As at May 31, 2002, the following persons or corporation beneficially own, directly or indirectly, or exercise control over shares carrying more than 5% of the issued and outstanding shares of the Company:

*	Based on 35,103,486 issued and outstanding common shares as of May 31, 2002.
**	Depository trust which holds shares on behalf of others and the beneficial holders of these shares are not within the knowledge of the Company.

As at May 31, 2001 the following persons or corporation beneficially own, directly or indirectly, or exercise control over shares carrying more than 5% of the issued and outstanding shares of the Company:

* Based on 13,959,236 issued and outstanding common shares as of May 31, 2001.

**Depository Trust which holds shares on behalf of others and the beneficial holders of these shares are not within the knowledge of the Company.

***Of these shares, 744,482 belong to Bedo H.Kalpakian directly, 796,202 belong to Jacob H. Kalpakian directly, 267,600 belong to Pacific Missouri Holdings Inc. and 23 common shares belong to Kalpakian Bros. of B.C. Ltd., companies which Bedo and Jacob Kalpakian are the principal shareholders.

7.A.1.(c) All shareholders of the Company have equal voting rights. Holders of common shares of the Company are entitled to one vote per share at all meetings of shareholders, to receive dividends as and when declared by the Directors, and to receive a pro -rata share of the assets of the Company available for distribution to common shareholders in the event of the liquidation, dissolution or winding up of the Company. There are no pre-emptive, conversion or surrender rights attached to the common shares of the Company.

7.A.2. As at December 31, 2002 the Company had 38,103,486 issued and outstanding common shares. The portion of outstanding securities of the Company held in the United States and the number of recorded holders thereof were 1,484,519 and 74 respectively.

7.A.3. To the best of the Company’s knowledge, the Company is not controlled directly or indirectly by another corporation or by any foreign government or by any other natural or legal person severally or jointly.

7.A.4 To the best of the Company’s knowledge, there are no known arrangements which may at a subsequent dated result in a change of control.

Item 7.B. Related Party Transactions

The Company paid Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”) a total remuneration of Cdn $180,000 for the year ended December 31, 2002. Kalpakian Bros. is a private company incorporated under the laws of the Province of British Columbia, Canada and is controlled by Bedo H. Kalpakian and Jacob H. Kalpakian, both of whom are Directors of the Company and Kalpakian Bros. Effective February 1, 2000, a new Management Agreement (“new Management Agreement”) [See Exhibit 4.C.(1))-(incorporated by reference)] has been implemented whereby the remuneration payable to Kalpakian Bros. has been increased to $15,000 per month. Prior to February 1, 2000, the Manager was paid $4,000 per month under the old Management Agreement dated May 1, 1990, as amended on November 1, 1991. Under the new Management Agreement, the Manager has, subject always to the general or specific instructions and directions of the board of Directors of the Company, full power and authority to manage the business and affairs of the Company except in respect of such matters and duties as by law must be transacted or performed by the Directors or Officers of the Company. In addition to the remuneration of the Manager at the rate of $15,000 per month, under the new Management Agreement the Manager is reimbursed for all reasonable travelling and other out-of-pocket expenses actually and properly incurred by Bedo H. Kalpakian and Jacob H. Kalpakian in connection with their duties. The new Management Agreement may be wholly terminated by either party on six months’ written notice. In addition, effective April 6, 2001, one Company officer is entitled to the use of a company-leased automobile. Presently there exists no plan regarding Directors' and Officers' pension, retirement or other similar benefits. Furthermore, there are no amounts set aside or accrued by the Company or its subsidiaries to provide pension, retirement or similar benefits.

The Company shares office space with Lucky 1 Enterprises Inc. (“Lucky”), a company related by common management and Directors. Lucky charges the Company for its proportionate share of the payroll expenses and other expenses (“Las Vegas obligations”). During the twelve month period ended December 31, 2002, the Company has paid to Lucky the sum of $174,170 for the Las Vegas obligations which are as follows: payroll expenses of $142,351 and other expenses of $31,819. In respect to future Las Vegas obligations, the Company owes to Lucky the sum of $26,821 in 2002. The loan is unsecured, interest bearing at Prime plus 1% per annum and is payable on demand. For the three month period ended March 31, 2003, the Company paid Lucky the sum of $54,318 for the Las Vegas obligations which are as follows: payroll expenses of $45,884 and other expenses of $8,434 .

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

During the twelve month period ended December 31, 2002, the aggregate amount of expenditures made to management totaled $180,000 (2001: $180,000) and was paid to Kalpakian Bros. of B.C. Ltd. (“the Manager”), the principals of which are Bedo H. Kalpakian and Jacob H. Kalpakian.

On March 11, 2003, the Company entered into a Non-Brokered Private Placement Financing Agreement with Lucky 1 Enterprises Inc., (“Lucky”), a related company, whereby Lucky acquired for investment purposes 2,500,000 common shares in the capital of the Company at a price of Cdn $0.10 per common share for total proceeds of Cdn $250,000. This transaction received the final approval of the TSX Venture Exchange on May 12, 2003. The 2,500,000 commons shares in the capital of the Company which have been is sued to Lucky have a hold period expiring on September 13, 2003.

The Company entered into a licensing agreement on November 4, 2002, (Exhibit#4.A) with Lucky 1 Enterprises Inc. (“Lucky”), a related company, for the joint development of certain on-line gaming software consisting of three card games (the “Gaming Software”). The Company has received from Lucky the agreed license fee of Cdn $200,000 for the Gaming Software. The Gaming Software is equally owned by the Company and Lucky. The Company shall be the operator of the Gaming Software. The Company shall receive 60% and Lucky shall receive 40% of all revenues that shall be generated from the operations of the gaming software. In respect to this transaction, the Company received approval from the TSX Venture Exchange on November 21, 2002.

Las Vegas From Home.com Entertainment Inc. is related to the following companies by common management and/or Directors and/or Officers:

- Lucky 1 Enterprises Inc. (“Lucky”) [formerly known as Golden Nugget Exploration Inc.], a public company the shares of which are quoted for trading in the U.S.A. on the OTC Bulletin Board.

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

The Company shares office premises and office expenses with Lucky, a company related by common management and Directors. Lucky charges the Company for its proportionate share of the payroll expenses and other expenses (“Las Vegas obligations”). Subsequent to August 2001, rent for the office premises is paid by the Company and Lucky is charged for its proportionate share.

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

Item 7.C. Interests of Experts and counsel

Not Applicable

ITEM 8. FINANCIAL INFORMATION

Item 8.A. Consolidated Statements and Other Financial Information

The Company’s Audited Consolidated Financial Statements for the year ended December 31, 2002 , are included in Item 17 of this report.

Item 8.A. 7 Legal Proceedings

The Company's legal counsel is Anfield Sujir Kennedy & Durno, Barristers and Solicitors, 1600 – 609 Granville Street, Vancouver, BC, Canada V7Y 1C5 [telefax number: (604) 669-3877].

The company’s indirectly owned Antiguan subsidiaries, Endzone Inc. (“Endzone”) and Action Poker Gaming Inc. entered into an agreement dated July 7, 2000, as subsequently amended by various other agreements (collectively referred to as the "Purchase and Support Agreement") with Nasser Towfigh (“Nasser”), Orang Towfigh (“Orang”) and Exellon Enterprises Inc. ("Exellon"), a private company controlled by Nasser and Orang, all of West Vancouver, British Columbia, Canada (collectively referred to as “the Endzone Software Developer”), whereby Exellon sold, under certain terms and conditions, to Endzone (Subject to a Source Code Escrow Agreement) a 100% ownership interest in a certain software for multi-player interactive poker games (the “Endzone Software”). Pursuant to the Purchase and Support Agreement, Endzone has made certain payments to the Endzone Software Developer and has made certain advances to Nasser. The Endzone Software was at a stage where it could be played for fun money when various disputes arose between the Company and the Endzone Software Developer. As a result, the development of the Endzone software was halted. On December 31, 2001, the Company wrote down the Endzone Software by $156,724 (2000: $Nil), being 50% of the amount paid to reflect the potential decrease in value. On September 30, 2002, the Company wrote off the remainder. During December 2001, the Company made a provision for the write-down of the loan receivable from Nasser Towfigh in the amount of $25,207. On February 4, 2002, the Company made a formal demand to Nasser for the repayment of the demand loan plus interest owing to the Company in the amount of $25,312.35. Furthermore, on Februay 4, 2002, pursuant to the July 7, 2000 Software Purchase and Support Agreement, the Company gave formal notice to the Endzone Software Developer to invoke the provision for Arbitration. On February 12, 2002, the Company brought an Action in the Supreme Court of British Columbia against Nasser for the sum of $25,312.35 in respect to the advances made by the Company to Nasser plus accrued interest. On March 25, 2002, Nasser filed a Statement of Defence to the Company’s Action and has filed a counterclaim for damages totalling $307,944 against the Company, its Chairman, and its President. In the opinion of management, the outcomes of these litigations are presently undeterminable.

The Company has been named a defendant in a lawsuit claiming damages totalling Cdn $50,000 for breach of contract. The outcome of this lawsuit is presently undeterminable.

On April 26, 2001, the Company entered into an agreement with Cryptologic Inc. of Toronto, Ontario (“Crypto”) in respect to the terms of an arrangement between Crypto and the Company in relation to a Debenture (the “April 26, 2001 Agreement”), whereby Crypto advanced to the Company the sum of Canadian $200,000 for the purposes of marketing the Action Poker Software. The April 26, 2001 Agreement was subject to certain terms and conditions. In furtherance to the April 26, 2001 Agreement, the Company’s wholly-owned Antiguan subsidiary G.T. Enterprises Inc. (“GT”) entered into a Software Supply and Support Agreement on May 14, 2001 with Wagerlogic Limited (“Wagerlogic”) a Cyprus Corporation wholly-owned by Crypto and Cryptologic Caribbean Limited (“CCL”) an Antiguan Corporation wholly-owned by Crypto (hereinafter collectively referred to as the “Cryptologic Group”). On March 12, 2002 the Company and GT filed an action in the Supreme Court of British Columbia against the Cryptologic Group. Subsequently, the Company and GT entered into an amicable out-of-court settlement with the Cryptologic Group in respect to all outstanding matters between the parties.

Dividends

The Company has never paid and does not intend to pay any dividends in the future.

Item 8.B. Significant Changes.

As of December 31, 2002, there were no significant changes in the affairs of the Company.

ITEM 9. THE OFFER AND LISTING

Item 9.A. (4) Listing Details

The common shares of the Company were listed on the Vancouver Stock Exchange, British Columbia, on September 15, 1983. Effective on November 29, 1999, the Vancouver Stock Exchange became known as the Canadian Venture Exchange (“CDNX”) as a result of the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange. During 2002, the CDNX changed its name to the TSX Venture Exchange (referred to as “TSX Venture”) pursuant to the Toronto Stock Exchange’s acquisition of the CDNX. The following table sets forth the market price (Canadian dollar), range and trading volume of the common shares on the TSX Venture for the periods indicated. The most recent share consolidation was in June 1996, whereby the Company's share capital was consolidated on the basis of three-old-for-one-new common share. All historical data has been changed to reflect the 3:1 share consolidation. The current trading symbol of the Company's common shares listed on the TSX Venture is "LVH". The closing market price on May 31, 2003 was Canadian $ 0.03 on the TSX Venture.

“ THE REST OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK”

TSX Venture Exchange (“TSX Venture”)

(formerly known as the Canadian Venture Exchange)

Trading Range (Canadian $)

Previously, the common shares of the Company under the symbol “BKKXF” were quoted in the U.S.A. on the National Quotation Bureau (Pink Sheets) until June, 1999. Effective July, 1999, the Company’s common shares commenced trading in the U.S.A. on the OTC Bulletin Board under the symbol "LVFHF". The following table sets forth the market price (US$), range and trading volumes of the common shares of the Company on the National Quotation Bureau Pink Sheets and on the OTC Bulletin Board for the periods indicated.

National Quotation Bureau (Pink Sheets)
~~Trading Range (U.S. $)~~

Three Most Recent Financial Years	High $	Low $	Volume
1997	0.65	0.29	4,637
1998	0.75	0.19	6,278
1999	0.30	0.15	2,174

OTC Bulletin Board
~~Trading Range (US $)~~

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

Item 9. C. Markets

The common shares of the Company were listed on the Vancouver Stock Exchange, British Columbia, on September 15, 1983. Effective on November 29, 1999, the Vancouver Stock Exchange became known as the Canadian Venture Exchange (“CDNX”) as a result of the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange. During 2002, the CDNX changed its name to the TSX Venture Exchange (referred to as “TSX Venture”) pursuant to the Toronto Stock Exchange’s acquisition of the CDNX.

Previously, the common shares of the Company under the symbol “BKKXF” were quoted in the U.S.A. on the National Quotation Bureau (Pink Sheets) until June, 1999. Effective July, 1999, the Company’s common shares commenced trading in the U.S.A. on the OTC Bulletin Board under the symbol "LVFHF"

Effective September 1, 2000, the Company’s common shares were listed for trading on the Third Market Segment of the Berlin Stock Exchange in Germany. The trading symbol for the Company’s common shares is “LVH”, and the German Securities Code is 935277. To the Company’s best knowledge, there has been no trading activity in the Company’s shares on the Third Market Segment of the Berlin Stock Exchange since its listing.

ITEM 10. ADDITIONAL INFORMATION

Item 10.A.1. Share Capital.

The authorized capital of the Company consists of 100,000,000 shares of commo n stock without par value of which 40,603,486 are issued and outstanding as of May 31, 2003. In addition, the authorized preferred shares of the Company consists of 5,000,000 of which none have been issued.

Holders of common shares of the Company are entitled to one vote per share at all meetings of shareholders, to receive dividends as and when declared by the Directors, and to receive a pro-rata share of the assets of the Company available for distribution to common shareholders in the event of the liquidation, dissolution or winding up of the Company. There are no pre-emptive, conversion or surrender rights attached to the common shares of the Company.

Item 10.A.4. Warrants

At December 31, 2002, the following warrants are outstanding. Each warrant entitles the holder to purchase one common share of the Company at the exercise price with the following expiry dates:

The warrants with expiry dates January 9, 2004 and February 8, 2004 may be exercised at $0.35, if exercised within the first year of grant and at $0.70 if exercised subsequent to the first year of grant

Item 10.A.5. Stock Options

As of May 31, 2003, there were 2,580,264 outstanding Directors, employees and consultants’ incentive stock options to purchase common shares in the capital of the Company and which are as follows:

Item 10.A.6. History of Share Capital

There are no special voting rights attached to any of the Company’s issued and outstanding common shares which were all issued for cash or in the case of Finders Fees, or agents warrants or member sponsorship fee for services rendered.

CAPITAL STOCK

(a) Authorized
100,000,000	Common shares without par value
5,000,000	Preferred shares

(b) Issued

Item 10.B. Memorandum and Articles of Association. This information has been reported previously. [See Exhibit 1. (incorporated by reference)]

Item 10. C. Material Contracts

On November 4, 2002, the Company entered into a licensing agreement (Exhibit#4.A) with Lucky 1 Enterprises Inc. (“Lucky”), a related company, for the joint development of certain on-line gaming software consisting of three card games (the “Gaming Software”). The Company has received from Lucky the agreed license fee of Cdn $200,000 for the Gaming Software. The Gaming Software is equally owned by the Company and Lucky. The Company shall be the operator of the Gaming Software. The Company shall receive 60% and Lucky shall receive 40% of all revenues that shall be generated from the operations of the gaming software. In respect to this transaction, the Company received approval from the TSX Venture Exchange on November 21, 2002.

Item 10. D. Exchange Controls

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

Item 10. E. Taxation

General

The following comments summarize the material Canadian and U.S. Federal Income Tax consequences for a shareholder of the Registrant who is a non-resident of Canada and who is a resident of the United States subject to taxation under the laws of t he United States.

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

In the absence of any PFIC elections, a U.S. shareholder of a PFIC, will be taxed under the excess distribution method. Under this method, where a current year dividend exceeds 125% of the average of dividends during the preceding three taxable years, the excess must be allocated rateably to each day in the taxpayer's holding period.

The amount of the excess allocated to the current year and to years when the corporation was not a PFIC is included in the shareholder's gross income for the year of the distribution. The remainder of the excess is not included in gross income, but the U.S. shareholder must pay a deferred tax amount by allocating the remaining excess to all PFIC years, re-computing the tax for each PFIC year and computing and paying the resultant interest on the recomputed tax for each PFIC year. As indicated above, foreign tax credit relief is available for withholding taxes for both individual and corporate investors. Relief for underlying corporate tax is only available for certain corporate investors.

Under the excess distribution method, gain on the disposition of PFIC shares results in the same allocation process; gross income inclusion; tax re-computation; and interest charge as an excess distribution.

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

Item 10. F. Dividends and Paying Agents.

Not Applicable.

Item 10. G. Statement by Experts

Not Applicable.

Item 10. H. Documents on Display.

We have filed this Annual Report on Form 20-F with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. Statements made in this annual report as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to this annual report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

We are subject to the informational requirements of the Securities Exchange Act and file reports and other information with the Securities and Exchange Commission. Reports and other information which we file with the Securities and Exchange Commission, including this Annual Report on Form 20-F, may be inspected at the public reference facilities of the Securities and Exchange Commission at: 450 Fifth Street N.W., Room 1024, Washington, D.C. 20549. Additionally, copies of this material may also be obtained from the Securities and Exchange Commission’s Interest Site at http:/www.sec.gov. The Commission’s telephone number is 1-800-SEC-0330.

Item 10. I Subsidiary Information

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not Applicable

ITEM 12, DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable

ITEM 13. DEFAULT, DIVIDEND ARREARAGES AND DELINQUENCIES.

The Company is not in default in the payment of principal, interest, sinking fund instalment or any other default with respect to any indebtedness of the Company.

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no changes in the constituent instruments defining the rights of holders of common stock and no issuance of any other securities that has modified the rights of holders of common stock.

Use of Proceeds from Offering

Not Applicable

ITEM 15. CONTROLS AND PROCEDURES

a)          EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES. Our Chief Executive Officer and the Chief

Financial Officer have evaluated the effectiveness of our disclosure controls and procedures [(as defined in Rules 13a -14(c) and 15d -14(c) under the Securities Exchange Act of 1934 (“Exchange Act”)] as of a date within 90 days of the filing date of this Annual Report on Form 20-F. Based on such evaluation, they have concluded that as of such date, our disclosure controls and procedures are effective and designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable SEC rules and forms.

b)         CHANGES IN INTERNAL CONTROLS. There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of evaluation by our Chief Executive Officer and Chief Financial Officer.

See Exhibits 12.A.(1).and 12.A.(2).

Item 16. AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANT FEES.

Reserved.

TEM 17 FINANCIAL STATEMENTS

The Company’s Consolidated Audited Financial Statements for the year ended December 31, 2002 together with the report of the auditors, Smythe, Ratcliffe, Chartered Accountants, are filed as part of this annual report. The

Company's consolidated audited financial statements are stated in Canadian dollars (Cdn $) and are prepared in accordance with Canadian generally accepted accounting principles.

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

ITEM 18. FINANCIAL STATEMENTS

The Company’s Financial Statements have been prepared in accordance with Item 17 hereof.

ITEM 19. EXHIBITS

* Filed Herewith

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

                                                                                    “Bedo Kalpakian”
                                                                                    _______________________________
                                                                                    Bedo H. Kalpakian Chairman

Dated this 31st day of May, 2003.

Exhibit 12.A.1

CERTIFICATIONS

CERTIFICATION PURSUANT TO

18 U.S.C. ss.1350, AS ADOPTED PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Bedo H. Kalpakian, certify that:

1.

I have reviewed this annual report on Form 20F of Las Vegas From Home.com Entertainment Inc.

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.

The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)

evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c)

presented in this annual report my conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant’s other certifying officer and I  have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of Directors (or persons performing the equivalent functions):

a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.

The registrant’s other certifying officer and I  have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  May 31, 2003

Bedo H. Kalpakian

Chief Financial Officer

Exhibit 12.A.2

CERTIFICATIONS

CERTIFICATION PURSUANT TO

18 U.S.C. ss.1350, AS ADOPTED PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Jacob H. Kalpakian, certify that:

1.

I have reviewed this annual report on Form 20F of Las Vegas From Home.com Entertainment Inc.

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.

The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)

evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c)

presented in this annual report my conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant’s other certifying officer and I  have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of Directors (or persons performing the equivalent functions):

a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.

The registrant’s other certifying officer and I  have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  May 31, 2003

Jacob H. Kalpakian

Chief Executive Officer

LAS VEGAS FROM HOME.COM
ENTERTAINMENT INC.

Consolidated Financial Statements
December 31, 2002 and 2001

INDEX	Page

Consolidated Financial Statements

Report of Independent Chartered Accountants	49

Consolidated Balance Sheets	50

Consolidated Statements of Operations and Deficit	51

Consolidated Statements of Cash Flows	52

Notes to Consolidated Financial Statements	53

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

“Smythe Ratcliffe”

Chartered Accountants

Vancouver, Canada March 14, 2003

COMMENTS BY AUDITORS FOR U.S. READERS

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as described in note 1 to the consolidated financial statements. Our report to the shareholders dated March 14, 2003, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report wh en these are adequately disclosed in the financial statements.

“Smythe Ratcliffe”

Chartered Accountants

Vancouver, British Columbia

March 14, 2003

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

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

9.

CAPITAL STOCK (Continued)

(e)

Stock option (continued)

The Company applies the Intrinsic Value Method in accounting for its stock options granted to employees, and accordingly, compensation expense of $0 (2001 - $0; 2002 - $0) was recognized as salaries expense.  During the year, certain options were repriced and as a result have become variable options and are accounted for accordingly.  Had compensation expense been determined under the fair value method using the Black-Scholes option - pricing model, the pro-forma effect on the Company's net loss and per share amounts would have been as follows:

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

Years Ended December 31, 2002 and 2001

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

(vii)

reimbursed Lucky $142,351 (2001 - $115,023; 2000 - $116,093) for payroll and benefits;

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

14.

DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES

(a)

U.S. accounting pronouncements

In December 2002, FASB issued SFAS 148, "Accounting for Stock-based Compensation - Transition and Disclosure, an amendment to SFAS 123".  SFAS 148 provides two additional transition methods for entities that adopt the preferable method of accounting for stock-based compensation.  Further, the statement requires disclosure of comparable information for all companies regardless of whether, when, or how an entity adopts the preferable, fair value method of accounting.  These disclosures are now required for interim periods in addition to the traditional annual disclosure.  The amendment to SFAS 123, which provides for additional methods, are effective for the periods beginning after December 15, 2002, although earlier application is permitted.  The amendments to the disclosure requirements are required for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002.

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

** David Neale, a Director of Webscape, resigned as a Director of Las Vegas From Home.com Entertainment Inc. (the “Company”) during June 2002 and is no longer a related party to the Company.

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

LICENSING AGREEMENT

EXHIBIT 4.A.

THIS LICENSING AGREEMENT made as of the 4th day of November 2002 (the “Effective Date”)

BETWEEN:

LUCKY 1 ENTERPRISES INC., a company incorporated under the laws of the Province of British Columbia having a business at Suite 1460, 701 West Georgia Street, Vancouver, British Columbia, Canada V7Y 1C6

(hereinafter referred to as “LUCKY”)

OF THE FIRST PART

AND:

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC., a company incorporated under the laws of the Province of British Columbia having a business at Suite 1460, 701 West Georgia Street, Vancouver, British Columbia, Canada V7Y 1C6

(hereinafter referred to as “LVH”)

OF THE SECOND PART

WHEREAS:

A.

LVH carries on a business consisting principally of the development of internet related software products primarily for multi-player gaming (the “Business of LVH”);

B.

LUCKY and LVH wish to jointly develop software for Chinese Poker, Big Two and Pan Card Games (collectively referred to as the “Oriental and Pan Card Games Software”);

AND,

C.

LUCKY and LVH wish to enter into this Licensing Agreement whereby LUCKY shall provide funding to LVH and LVH shall develop the Oriental and Pan Card Games Software (the “Joint-Development of the Oriental and Pan Card Games”);

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

3.

By no later than December 31, 2002 LUCKY shall make a one-time-only payment of Canadian $200,000 (two hundred thousand Canadian dollars) to LVH as its sole contribution for the Joint-Development of the Oriental and Pan Card Games Software (the “Contribution by LUCKY”);

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

8.

At all times LVH and/or its associates or affiliates shall be the operator of the Oriental and Pan Card Games Software and shall be solely responsible for all marketing and operational related costs, charges and expenses.  As consideration for operating the Oriental and Pan Card Games Software, LVH and/or its associates or affiliates shall receive 60% of the revenues generated by the Oriental and Pan Card Games Software (“LVH’s share of revenues generated by the LVH Group”) and LUCKY shall receive the remaining 40% of the revenues generated by the Oriental and Pan Card Games Software (“LUCKY’s share of revenues generated by the LVH Group”);

9.

In the event that LVH and/or its associates or affiliates pay any bonuses, and/or any royalty payments to any employee, director or third party in respect to the Oriental and Pan Card Games Software (“third party payments”) then all such third party payments shall be borne by the parties to this Licensing Agreement as follows:  60% (sixty percent) by LVH, and 40% (forty percent) by Lucky;

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

19.

The parties to this Licensing Agreement may sell, assign or transfer their rights or benefits covered by this Licensing Agreement to any third party provided that prior to any sale or assignment or transference such third party shall give written undertaking of its agreement to abide by and honor all the covenants, promises and obligations covered by this Licensing Agreement (“third party written undertaking”) to the remaining party of this Licensing Agreement;

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

C:Agmt:LicenseAGMT nov040

EXHIBIT 4.C-(1)

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

Address of

)

Witness:  ________________________

)

“Neil Spellman”

)

NEIL SPELLMAN

________________________________

)

)

Occupation

)

of Witness:  ______________________

)

EXHIBIT4.C-(2)

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

Address of

)

Witness:  ________________________

)

“Jack Aktorosyan”

)

JACK AKTOROSYAN

________________________________

)

)

Occupation

)

of Witness:  ______________________

)

EXHIBIT4.C-(3)

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

THE CORPORATE SEAL of

)

LAS VEGAS FROM HOME.COM

)

ENTERTAINMENT INC.

)

was hereunto affixed in presence of:

)

)

)

c/s

____________________________

)

)

____________________________

)

SIGNED, SEALED AND DELIVERED

)

by PENILLA KLOMP in the presence of:

)

)

)

Name of

)

Witness:  ________________________

)

)

Address of

)

Witness:  ________________________          )              “Penilla Klomp”

)

PENILLA KLOMP

________________________________

)

)

Occupation

)

of Witness:  ______________________

)

Exhibit 6.

On September 15, 1999, the Company caused to incorporate Touchdown Inc. in Nevis, West Indies (“Touchdown Nevis”) whereby Touchdown Nevis was wholly-owned by Touchdown Trust of Nevis, West Indies (“Touchdown Trust Nevis”). The sole beneficiary of Touchdown Trust Nevis was the Company.

On December 2, 1999, Touchdown Nevis caused to incorporate Endzone Inc. (“Endzone”) in Antigua and Barbuda, West Indies, whereby Endzone became a wholly-owned subsidiary of Touchdown Nevis .

Subsequently, the Company caused the incorporation of a wholly-owned subsidiary in Antigua & Barbuda by the name of Touchdown Inc. (“Touchdown Antigua”).

During June 2000, Touchdown Nevis transferred all of its shares in the capital of Endzone (“Endzone Shares”) to Touchdown Antigua, and as a result, Endzone became a wholly -owned subsidiary of Touchdown Antigua.

Subsequently, during July 2000, Touchdown Nevis and Touchdown Trust Nevis were both wound-up.

On April 26, 2000, Touchdown Antigua caused to incorporate G.T. Enterprises Inc. (“GT”) in Antigua & Barbuda, West Indies, as a result of which, GT became a wholly owned subsidiary of Touchdown Antigua.

On February 3, 2000, Endzone caused to incorporate Action Poker Gaming Inc. (“Action Poker”) in Antigua and Barbuda, West Indies, as a result of which, Action Poker became a wholly-owned subsidiary of Endzone.

Subsequent to December 31, 2002, Endzone transferred all of its shares in the capital of Action Poker to Touchdown Antigua, as a result of which, Action Poker is now a wholly owned .subsidiary of Touchdown Antigua which in turn is a wholly owned subsidiary of the Company. Subsequently, both Endzone and GT were wound up.

Exhibit 8.

Explanation of how earnings per share is calculated

Earnings and Loss per share are calculated by dividing the net loss or profit by the total weighted average number of common shares outstanding. The weighted average is obtained by dividing the remaining days left in the year by the total days in the year on the day that the shares were issued. (to get a weighted average for the year)

Exhibit 10.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Las Vegas From Home.com Entertainment Inc., (the "Company") on Form 20F for the period ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Jacob H. Kalpakian, the President of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Jacob H. Kalpakian

"Jacob H. Kalpakian"

President,

Las Vegas From Home.com Entertainment Inc.

May 31, 2003