Form 20-F
LAS VEGAS FROM HOME COM ENTERTAINMENT INC
filed 2004-07-14
CIK 1061612

UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.   20549

FORM 20-F

 (  )

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

(X)

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended     DECEMBER 31, 2003

(  )

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______to _______

Commission file number      029718

 LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Incorporated in the Province of British Columbia, Canada

#600 – 1199 West Hastings Street

Vancouver, British Columbia, Canada V6E 3T5

Securities registered or to be registered pursuant to

Section 12(b) of the Act.

Name of each exchange

Title of each class

on which registered

Common Shares (no par value)

TSX Venture Exchange

OTC Bulletin Board

Berlin Stock Exchange

Securities registered or to be registered pursuant to

Section 12(g) of the Act.

As at December 31, 2003 the authorized capital of the registrant consists of 100,000,000 common shares without par value of which 52,033,270 common shares are issued and outstanding.  In addition, the authorized preferred shares of the Company consist of 5,000,000 of which none have been issued.

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

[X}   Item 17

[  ]   Item 18

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

TABLE OF CONTENTS

Page

Item 1.

 Identity of Directors, Senior Management and Advisers (Not Applicable)……………..

                  3

Item 2.

 Offer Statistics and Expected Timetable (Not Applicable)...................................………

  3

Item 3.

 Key Information……………………………………………….............................………

                                                                  3

Item 4.

 Information on the Company................................................................................………

  7

Item 5.

 Operating and Financial Review and Prospects...................................................……….

12

Item 6.

 Directors, Senior Management and Employees………………………....……………….

                                                20

Item 7.    Major Shareholders and Related Party Transactions..........................................………...

23

Item 8.

  Financial Information…......................................................................................……….

                26

Item 9.

 The Offer and Listing……................................................................................…………

                27

Item 10.  Additional Information………………................................................................………..

                                29

Item 11.  Quantitative and Qualitative Disclosures About Market Risk………………...…………

                                36

Item 12.  Description of Securities Other than Equity Securities (Not Applicable)......….………...

37

Item 13.  Defaults, Dividend Arrearages and Delinquencies ………………………......………….

                                37

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds………..

37

Item 15.   Controls and Procedures………………………………… ……………………………...

                                                                                37

Item 16.  Audit Committee, Code of Ethics, Accountant Fees ……………………………………

                                                37

Item 17.  Financial Statements...........................................................................................………..

38

Item 18.  Financial Statements...........................................................................................……….

                39

Item 19.  Exhibits…………………………........................................................................………

                                                39

Certifications pursuant to the Sarbanes-Oxley Act (2002) Section 302……………………………

                         41- 42

Certification pursuant to the Sarbanes-Oxley Act (2002) Section 906…………………………....

71

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.

Not Applicable.

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

Item 3.A - Selected Financial Data

All financial figures presented herein and throughout this Annual Report are expressed in Canadian dollars (Cdn $) unless otherwise specified.  The latest share consolidation on the capital stock of the Company was in 1996 when the Company's share capital was consolidated on the basis of three-old-for-one-new common share and all capital stock figures presented herein are expressed in post-consolidated amounts.

The selected financial data in Table I has been derived from the consolidated financial statements of Las Vegas From Home.com Entertainment Inc. (hereinafter referred to as “Las Vegas”, or the “Company” or the “Registrant”) which have been prepared in accordance with accounting principles generally accepted in Canada.  The information should be read in conjunction with the Registrant's consolidated financial statements and notes thereto included in Item 17 of this Annual Report.  All monetary data herein is stated in Canadian dollars (Cdn $).

Las Vegas From Home.com Entertainment Inc.

TABLE I

	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999
Operating Revenues	$ 1,380,427	$ 375,608	$ 0	$ 0	$ 0
Interest Income	$ 1,997	$ 9,776	$ 20,087	$ 21,475	$ 914
Net loss (A)	$ 1,794,751	$ 1,742,362	$ 2,106,871	$ 1,877,953	$ 638,581
Basic and diluted loss per common share	$ 0.04	$ 0.05	$ 0.10	$ 0.20	$ 0.17
Total assets	$ 661,035	$ 345,200	$ 732,602	$ 843,909	$ 315,441
Capital Stock	$14,113,569	$12,343,788	$10,801,388	$ 9,269,584	$6,552,759
Number of Common Shares	52,033,270	38,103,486	24,754,420	12,609,236	5,609,067
Long-term obligations	$ 39,692	$ 0	$ 26,479	$ 0	$ 0
Cash dividends	$ 0	$ 0	$ 0	$ 0	$ 0

(A)

Included in the loss are write-downs of mineral properties as follows: 2003: $1; 2002: $Nil; 2001: $Nil; 2000: $Nil; 1999: $693.

Included in the loss are write-downs of Software as follows:  2003: $Nil; 2002: $166,023; 2001: $239,196; 2000: $Nil; 1999: Nil.

Included in the loss are recovery (provision) for loans receivable as follows: 2003: $Nil; 2002: $156,470; 2001: ($181,677); 2000: $Nil; 1999: $Nil.

Had the financial statements of Las Vegas been prepared in accordance with accounting principles and practices generally accepted in the United States and required by the United States Securities and Exchange Commission ("SEC"), certain selected financial data would be disclosed as per Table II.

TABLE II

	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999
Net loss	$ 1,794,751	$1,742,362	$2,230,515	$2,012,758	$ 667,935
Basic and diluted loss per common share	$ 0.04	$ 0.05	$ 0.11	$ 0.22	$ 0.17
Number of Common Shares	52,033,270	38,103,486	24,754,420	12,609,236	5,609,067
Total assets	$ 661,035	$ 345,200	$ 732,602	$ 843,909	$315,441

A discussion of the differences between accounting principles and practices generally accepted in Canada and accounting principles and practices generally accepted in the United States and required by the SEC is contained in Note 12 to the financial statements, included in Item 17 of this Annual Report.

Exchange Rates

	Monthly High ($) (1)	Monthly Low ($) (1)
December 2003	.7477	.7726
January 2004	.7518	.7865
February 2004	.7450	.7630
March 2004	.7447	.7644
April 2004	.7288	.7651
May 2004	.7165	.7362

(1)

The high and low exchange rate in each month has been calculated using the average monthly rate of the Bank of Canada.

	For Year Ended December 31, 2003	For Year Ended December 31, 2002	For Year Ended December 31, 2001	For Year Ended December 31, 2000	For Year Ended December 31, 1999
Average rate ($)(2)	.7135	.6367	.6458	.6733	.6730
High ($)(3)	.6489	.625	.6443	.6718	.6716
Low ($)(3)	.7619	.6531	.6471	.6748	.6746

(2)

The average exchange rate for the period has been calculated using the average yearly rate of the Bank of Canada.

(3)

The high and low exchange rate in each period was determined from the average yearly rate of the Bank of Canada.

All of the amounts in the Exchange rates tables above are stated in U.S. currency.  Accordingly, at the closing on December 31, 2003, the U.S. $1.00 was equal to Cdn $1.2965.  At the closing on May 31, 2004, the U.S. $1.00 was equal to Cdn $1.3634.

Item 3.D. Risk Factors

The Company, and the Securities of the Company, should be considered a highly speculative investment.  The following risk factors should be given special consideration when evaluating an investment in any of the Company's Securities:

(a)

Software: The Company has developed its own multi-player interactive online poker games software (the “Gaming Software”).  There are no assurances whatsoever that the Company’s Gaming Software will be commercially successful.

(b)

Competition: The products and services offered by the Company and the Company's Antiguan subsidiary will compete against those of other new and developing companies as well as companies established in existing and other markets, some of which have greater financial, marketing, software programming and other resources than those of the Company and its Antiguan subsidiary.  Amongst other features, these competitors may be able to provide greater functionality in their web site operations.  The entry of well-financed land-based casino operators would significantly and negatively impact the competitive position of the Company’s Antiguan subsidiary.

(c)   Reliance on the Internet and the Internet Service Providers: The Company and the Company's Antiguan subsidiary will rely on the Internet as a means of promoting and selling the products and services offered by the Company and its Antiguan subsidiary. Any changes in the Internet's role as the premier computer network information service, or any shutdown of Internet service by significant Internet service providers, will impact the Company's Antiguan subsidiary’s ability to generate revenues.  Furthermore, the Company and its Antiguan subsidiary can be adversely affected from power failures, internet interruptions, software failures and hackings.

(d)   Reliance on Employees: The Company and its Antiguan subsidiary will be relying heavily on their employees for researching, developing, enhancing, operating and marketing of their products and services, the loss of any of whom could have an adverse effect on the Company and its Antiguan subsidiary.

(e)    Reliance on Licensees: The Company will be relying on licensees for the purpose of operating the Gaming Software, the loss of any of whom could have an adverse effect on the Company and its Antiguan subsidiary.

(f)    Product Obsolescence: The Internet continues to change and evolve in both its systems and its accepted methods of marketing. The Company and its Antiguan subsidiary are at risk if, in respect of any products and services which they develop or license, they do not continue to upgrade and improve such products and services to avoid rendering the existing software obsolete. Internal cash generated by operations may not permit the level of research and development spending required in maintaining a stream of new product improvements.

(g)   Liquidity: The revenue generated from the Gaming Software is currently insignificant and not sufficient to sustain the ongoing operations of the Company and its Antiguan subsidiary.  There are no assurances whatsoever that the Gaming Software will generate sufficient revenues in order to make the Company and its Antiguan subsidiary profitable.  Moreover, there can be no assurance whatsoever that the current levels of cash in the Company will sufficiently sustain the Company's operations or those of its Antiguan subsidiary. Additional funding will be required in order for the Company to meet its contractual obligations and, there can be no certainty that the Company will be able to obtain additional financing to fund its own operations or those of its Antiguan subsidiary. This could have a material adverse impact on the business of the Company and its Antiguan subsidiary.

(h) Marketplace: The marketplace in which the Company and its Antiguan subsidiary intend to compete is constantly undergoing changes. Internet commerce services are continuing to develop based on a largely untapped and unproven market. The ability of the Company and its Antiguan subsidiary to generate profitable earnings from the Internet is based on their ability to successfully enter and develop this untapped and unproven market.

(i) Marketing Plan: The Internet has not been established as a long term profitable medium for generating revenue specifically with gaming operations. The Company’s Antiguan subsidiary has developed its internal marketing plans. Poor market acceptance of any products offered by the Company’s Antiguan subsidiary or other unanticipated events may result in lower revenues than anticipated. Additional and significant funding will be required to permit the level of advertising and promotion required to establish a market presence and generate any meaningful revenue and such funding may not be available.

(j)

Legal and Regulatory: The ability to profitably sell various products or services on the Internet is dependent upon the legal and regulatory authorities of various levels of governments on a worldwide basis. The rulings made by governments relating to Internet gaming are in their infancy and are dependent upon a number of political, economic and public interest factors. The Company and its Antiguan subsidiary, to a great extent, are dependent upon international government rulings in respect of the permissibility of certain Internet commerce activities, specifically those involving gaming. The Company or its Antiguan subsidiary could be materially adversely affected by negative rulings relating to Internet commerce activities by international governments, particularly in the United States and Canada. As the Internet represents a relatively new medium of communication, the legislation is only just beginning to reflect the advent of the new technology. The laws in the United States and throughout the world both relating to the Internet and to Internet gaming specifically are expected to continue to be developed over a number of years. The Company's business plan is based on its ability to first develop and then market and sell its services and those of its Antiguan subsidiary on the Internet. The permissible scope of gaming and betting on the Internet varies from country to country and within various jurisdictions within each country. Until the legal issues are resolved either through legislation or the courts, the future of Internet gaming and betting is uncertain in many jurisdictions. Internet gaming and betting has received increased scrutiny by legal agencies, and in some cases, legal proceedings have been initiated alleging that such activities are illegal, primarily in the U.S. The Company is unable to predict the outcome of such proceedings and the ultimate impact on the Company's business. If it is held that Internet gaming and betting such as that proposed to be conducted by the Company's Antiguan subsidiary is illegal in a significant number of jurisdictions, it would have a material adverse effect on the business of the Company and its Antiguan subsidiary. Furthermore, the existence of claims of illegality may result in litigation costs and an indefinite interruption in the business activities of the Company and its Antiguan subsidiary. Although each country or jurisdiction will create its own legislation, the United States' current and proposed legislation represents some of the most stringent laws in this industry. Due to the uncertainty of the regulatory environment, management is unable to determine the effect of the current and proposed legal regulations and their applications in the United States or elsewhere. Management believes that this uncertainty in respect of the legislation, the jurisdictions and the enforcement will continue for a number of years to come. This belief is based on the requirement for cooperation between legislative bodies in various countries in order to properly enforce any Internet laws. Negative rulings, restrictive legislation and the application of any restrictive legislation could adversely affect the gaming and betting operations of the Company's Antiguan subsidiary. The Company is monitoring all issues as discussed above on an ongoing basis and intends to conduct its operations in compliance with any changes in laws such as licenses by governmental entities, expropriation, import and export regulations, and other foreign laws, or policies governing operations of foreign based companies, as well as by laws and policies of Canada affecting foreign trade, taxation and investment.  In addition, as the  foreign operations of the Company's subsidiary are governed by foreign laws, in the event of a dispute the Company and its subsidiary may be subject to the exclusive jurisdiction of foreign courts and the application of foreign laws or may not be successful in subjecting foreign persons to the jurisdiction of Canadian courts. The Company and its subsidiary may also be hindered or prevented from enforcing their rights with respect to a governmental instrumentality by the doctrine of sovereign immunity. The business of the Company and its subsidiary is subject to political risks inherent in all foreign operations.

(k)

Exchange Rate Fluctuation: The profitability of the Company may be adversely affected by fluctuations in the rate of exchange of Canadian dollars into US dollars. The Company does not currently take any steps to hedge against currency fluctuations.

(l)

Dilution: There are a number of outstanding securities and agreements pursuant to which common shares of the Company may be issued in the future. This will result in further dilution to the Company's shareholders.

(m)

Revenues and Dividends: Neither the Company nor its subsidiary currently generate any meaningful revenues and, as a consequence, if additional funds are required for the development of software or for other internet related purposes, or for general working capital, which is likely, the Company will have to seek equity or debt financings which may or may not be available. Furthermore, the Company has not paid dividends in the past and does not expect to pay dividends in the future. In the event of generating any meaningful earnings, the Company shall retain its earnings to finance further growth.

(n)

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

(o)

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

ITEM 4. INFORMATION ON THE COMPANY

Item 4.A. History and Development of the Company

The legal and commercial name of the company is:

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

The Company was incorporated by Memorandum and Articles under the Company Act of the Province of British Columbia, Canada, on May 27, 1980 under the name of "Mountain Fertilizer Products Ltd."  [See Exhibit 1.1 -Incorporated by reference].

The Directors of Mountain Fertilizer Products Ltd. resolved that the Company change its business activities and its name, and as a result of which, on August 6, 1980, the Company's name was changed to "Titleist Petroleums Ltd." ("Titleist") reflecting the business activities of the Company.  Titleist was involved in the oil and gas business in Canada and, through its U.S. subsidiary, Titleist Petroleums U.S.A. Inc. (“Titleist USA”), in the United States.  All of the Company's exploration, development and production activities were conducted jointly with third parties.

Titleist USA was incorporated on June 24, 1981 under the laws of the State of Texas.  However, as of 1989, Titleist USA was a forfeited corporation.  Legal counsel has advised that the corporation has been forfeited due to the non-payment of franchise tax.  Although the corporation may still exist, it has lost its right to do business.  As a result, the Company has no control of the assets of Titleist USA and is not responsible for the liabilities, if any.

In 1985, Directors of Titleist resolved to merge, acquire and enter into a share exchange agreement with the shareholders of Comp-Data USA, Inc., a computer related company, and on September 5, 1986, Titleist's name was changed to "Comp-Data International Inc." ("Comp-Data") and its authorized capital was consolidated on the basis of one-share for every five old shares.

In 1987, Directors of Comp-Data resolved to get out of the computer related business.  As a result of which, Directors of Comp-Data acquired all of the issued and outstanding shares of Armenian Express Canada Inc.  Pursuant to a Special Resolution passed October 5, 1987, Comp-Data changed its name to "Armenian Express Canada Inc." to reflect the change of business plan and management of the Company.  In respect to this transaction, there was no share consolidation involved.  Subsequently, the Company's hydrocarbons assets were forfeited.

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

In November 1989, the Company's Directors resolved to change the business activity of the Company and to make the Registrant a natural resource company, whereby the Company would acquire, explore and, if warranted, develop mineral properties.  Consequently, the Company changed its name to "Armenex Resources Canada Inc." and on July 4, 1990 consolidated its authorized capital on the basis of one-share for every five-old shares.  The Company was able to raise $480,000 by the issuance of 349,792 (post-consolidated) common shares in the capital of the Company by means of a Statement of Material Facts in the Province of British Columbia, Canada. The funds were mainly utilized for exploration work programmes on mineral properties located in British Columbia, Canada.

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

In 1996, due to the large number of the then issued and outstanding common shares of the Company, Directors of the Company decided that in order for the Company to be in a better position to attract public financings, the Company consolidate its authorized capital on the basis of one-new-share for every three-old shares and change its name to "Bronx Minerals Inc.".  Pursuant to the regulations of the TSX Venture, a share consolidation must accompany a change in the Company name.  On June 14, 1996, the Company changed its name to "Bronx Minerals Inc." and consolidated its authorized capital on the basis of one-new-share for three-old shares.  As a result, the Company successfully raised equity funds.

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

The Company's head office is located at:  Suite 600 - 1199 West Hastings Street, Vancouver, British Columbia, Canada V6E 3T5.  The telephone number is (604) 681-0204 and the telefax number is (604) 681-9428.  The contact person is Bedo H. Kalpakian.

The address of the Company’s Antiguan subsidiary, Action Poker Gaming Inc., is:  No. 6 Temple Street, P.O. Box 2372, St. John’s, Antigua, The West Indies.  The telephone number is (268) 460-6184 and the telefax number is (268) 460-6183.

The Company's registered and records office is located at:  P.O. Box 10068, 1600-609 Granville Street, Vancouver, British Columbia, Canada V7Y 1C3.  The telefax number is (604) 669-3877.

The Auditors of the Company are Smythe Ratcliffe, Chartered Accountants, 7th Floor, Marine Building, 355 Burrard Street, Vancouver, British Columbia V6C 2G8.  The telefax number is (604) 688-4675.

The Registrar and Transfer Agent of the Company is Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1.  The telefax number is (416) 981-9800.

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

For a short period of time, the Company's predecessors were involved in the exploration, development and/or production of hydrocarbons.  The hydrocarbons properties were forfeited.  Subsequently, and for a short period of time, the Company attempted to be in the merchant banking business, but unfortunately the Company's efforts were unsuccessful, and as a result of which, the Company decided to get out of the merchant banking business and get involved in the minerals exploration business.  From 1989 to 1999, the Company was involved in the minerals exploration business, and during that period the Company acquired and explored mineral prospects.  The Company did not engage in the development of mineral properties, as none of the mineral prospects which the Company acquired or on which the Company explored warranted any further work or development.  During 1999, the Company decided not to continue in the mineral exploration business and sold its mineral properties and wrote down its remaining property to $1.  During 2003, the Company wrote down the mineral property to $0.

The Company and its Antiguan subsidiary Action Poker Gaming Inc. (“Action” or the “Company’s Antiguan subsidiary”) are in the business of developing and marketing software for online multiplayer interactive card games.

During 2002, Action moved its operations from its location in Antigua to the facilities of Mohawk Internet Technologies Inc. ("Mohawk") which acts as its hosting facility for its servers, located on the Kahnawakee Mohawk Reserve ("Kahnawakee") in Canada.

Kahnawakee has reserve status in Canada, and has its own regulations and laws concerning interactive gaming.  These regulations allow the Kahnawakee Gaming Commission to issue a gaming licence to a third party authorizing the conduct of authorized games by means of a telecommunication device, including the Internet.  The law in Kahnawakee regarding on-line gaming has not yet been tested by Canadian legal authorities therefore the legality of this issue is inconclusive.

The Kahnawakee Gaming Commission issued to Action, an interactive gaming license to operate and exploit an Internet gaming facility, to be located at Mohawk for the period commencing November 1, 2002 and ending October 31, 2004.

The gaming and entertainment operations are carried on by the Company's Antiguan subsidiary.  Due to the nature of Internet gaming and payment by credit card the subsidiary cannot verify whether the customers are of a lawful age.  The expected principal revenues of the Company's Antiguan subsidiary will be from collecting rakes, licensing fees and royalties.  The company’s Antiguan subsidiary operates as an Internet host of card games and collects a fee as host (rake) and does not participate in the actual card games.

Although management believes that the conduct of Internet gaming related activities by its Antiguan subsidiary represents a lawful business, there is the risk that the legality of the Internet gaming related activities may be challenged by Canadian or other legal authorities.  If the legality of the Internet gaming related activities is challenged and the challenge is sustained, it may have a material adverse impact on the financial affairs of the Company.

The Company and its Antiguan subsidiary face competition from both within the Internet gaming industry and from non-internet related gaming activities.  The potential entry of well financed land-based casino operators would significantly and negatively impact the competitive position of the Company and its Antiguan subsidiary, as a result of which the Company would be adversely affected.

During 2001, the Company developed its own multi-player interactive poker games software.  The Company’s software was built exclusively by the Company and was launched  live on-line to the general public under the URL www.gutspoker.com.   During 2002, the Company developed its own new generation multi-player interactive poker games software which was launched live on-line to the general public under the URL www.tigergaming.com.  Upon the live online launching of www.tigergaming.com, the Company discontinued using www.gutspoker.com.

The Company's common shares were first listed and posted for trading on the TSX Venture (formerly the Vancouver Stock Exchange) on September 15, 1983.  On the TSX Venture the Company’s trading symbol is “LVH”.  Effective July, 1999, the Company’s common shares began trading, in the U.S.A., on the OTC Bulletin Board under the symbol “LVFHF”.  As of September 1, 2000, the Company’s common shares are listed for trading under the symbol “LVH” on the Third Market Segment of the Berlin Stock Exchange in Germany.

Item 4.C.   Organizational Structure.

The following chart sets forth the Company’s corporate structure:

The Company’s former subsidiaries Touchdown Inc., Endzone Inc., G.T. Enterprises Inc. and Azat Investment LLC were all dissolved in 2003.  Action Poker Gaming Inc. is now a wholly owned subsidiary of the Company.

Subsequent to the year ended December 31, 2003, the Company acquired, on April 28, 2004, Action Commerce Limited (UK), a United Kingdom corporation.  Action Commerce Limited (UK) is now a wholly owned subsidiary of the Company.

Item 4.D. Property, Plants and Equipment

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

The Company has no future plans to explore or develop the above-mentioned property in the foreseeable future and has written down the mineral property to $0.

II.

COMPUTER GAMING SOFTWARE PRODUCT

The Company’s Software

During July 2001, the Company hired the services of Don Hunter, a software developer, and Clearwave Technologies Inc., whose principal owner is Don Hunter, to develop, for the Company, an interactive multi-player poker games software.  As a result, the Company developed its multi-player interactive poker games software which included Texas Hold'em, Seven and Five Card Stud, Guts Poker and Monte Carlo Guts (the “Gutspoker Software”).  During the third week of December, 2001, the Gutspoker Software was launched live on-line to the general public under the URL www.gutspoker.com.  No meaningful revenues were generated from the Gutspoker Software during the year 2002.  During 2002, the Company developed its own new generation multi-player interactive poker games software which was launched live on-line to the general public under the URL www.tigergaming.com.  Upon the live on-line launching of www.tigergaming.com, the Company discontinued using www.gutspoker.com.  During 2003 $0 was capitalized under software development, (2002: $Nil; 2001: $180,901).  Software development costs are capitalized once technical feasibility has been established and a market has been identified.  Such capitalized costs are amortized over the expected life of the product developed once it has been commercially released.   During 2003, amortization expenses of $36,180 were applied to the software development costs capitalized in the past (2002: $36,180; 2001: $Nil).  Improvements, modifications and enhancement of the Gaming Software are ongoing on a continual basis.

	2003
PROPERTY AND EQUIPMENT		Accumulated	Net
	Cost	Amortization	Book Value

Software and development costs	$180,901	$(72,360)	$108,541
Computer equipment	130,970	(40,034)	90,936
Computer equipment under capital lease	46,092	(6,914)	39,178

	$357,963	$(119,308)	$238,655

	2002
		Accumulated	Net
	Cost	Amortization	Book Value

Software and development costs	$180,901	$(36,180)	$144,721
Computer equipment	94,471	(11,733)	82,738

	$275,372	$(47,913)	$227,459

	2001
		Accumulated	Net
	Cost	Amortization	Book Value

Software and development costs	$337,623	$0	$337,623
Computer equipment	159,389	59,888	99,501
Furniture and equipment	17,069	3,093	13,976
Vehicle under capital lease	53,683	10,066	43,617

	$567,764	$73,047	$494,717

For property and equipment and accumulated amortization (depreciation and depletion) thereof please refer to Schedules II and III to the consolidated financial statements of the Company.

The Company has Capital Lease Obligations for its Computers; as of January 1, 2004 the total future obligations amounts to $39,692; (Less than one year $19,389; one to three years: $20,303)

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Selected Annual Information

All financial figures presented herein are expressed in Canadian Dollars (Cdn $) unless otherwise specified.  Selected annual information from the audited financial statements for the three years ended December, 31, 2003, 2002 and 2001 is shown in the following table:

	Year Ended December 31, 2003	Year Ended December 31, 2002		Year Ended December 31, 2001
Revenue	$1,380,427	$375,608	$	Nil
Interest Income	1,997	9,776		20,087
Loss before other items	1,801,688	1,908,234		1,686,112
Basic and diluted loss per common share before other items	0.04	0.06		0.08
Net loss	1,794,751	1,742,362		2,106,871
Basic and diluted net loss per common share	0.04	0.05		0.10
Total Assets	661,035	345,200		732,602
Long term financial obligations	39,692	Nil		41,107
Cash dividends	Nil	Nil		Nil

For the twelve month period ended December 31, 2003, the Company has recorded Revenue of $1,380,427 (2002: $375,608; 2001: Nil) reflecting a general acceptance of the Company’s Gaming Software by the Company’s Licensees and users of the Company’s Gaming Software.  Interest income declined to $1,997 (2002: $9.776; 2001: $20,087) due to lower cash balances in the bank.  The loss before other items of $1,801,688 (2002: $1,908,234; 2001: $1,686,112) and the basic and diluted loss per common share before other items of $0.04 (2002: $0.06; 2001: $0.08) does not take into account the gain on sale of investments which amounts to $6,502 and the gain on disposal of property and equipment which amounts to $435.  The Net loss of $1,794,751; (2002: $1,742,362; 2001: $2,106, 871) and the basic and diluted net loss per common share of $0.04 (2002: $0.05; 2001; $0.10) takes into account the Company’s operating expenses of $3,184,112; revenue of $1,380,427; gain on sale of investments of $6,502; and gain on disposal of property and equipment of $435.  The net loss in 2003 of $1,794,751 ($0.04 per share), includes a non-cash expense item of $314,433 for stock options granted to Directors, Officers, Employees and Consultants, as compared to a net loss of $1,742,362 ($0.05 per share) in 2002 and $2,106,871 ($0.10 per share) in 2001 which do not include a non-cash expense item for stock options granted to Directors, Employees and Consultants.  Total assets of $661,035 (2002: $345,200; 2001: $732,602) comprises marketable securities $17,374; accounts receivable $179,133; prepaids and security deposits $85,041; due from related party $140,832; and property and equipment $238,655.  The Company has a current and long term Capital Lease obligation for Computers (long term financial obligation) of $39,692 for computer equipment over the next two years (See item 5.F. Contractual Obligations, on page 19 of this Form 20-F). Long term obligations for 2002: $Nil; and for 2001: $41,107.  The Company has never paid any cash dividends and has no plans to pay any cash dividends in the future.

The weighted average number of common shares was 42,579,518 in 2003 as compared to 34,176,428 for the same period in 2002 and, 21,184,593 for the same period in 2001.

Results of Operations

All financial figures presented herein are expressed in Canadian Dollars (CDN $) unless otherwise specified.  The Company has developed and has built a Software for on-line multi-player interactive card games which is live on-line to the general public under the URL www.tigergaming.com.  The Company is continually enhancing and upgrading the Company’s Software.  Furthermore, the Company is developing new games which will be added to the Company’s existing Software portfolio.

2003 was a year that the Company made progress in many areas. Despite some challenging times, the Company continued to make significant strides as far as developing and positioning itself as an innovative multiplayer games software developer, provider and licensor.  The Company improved its operating infrastructure and the Company’s technical team expanded considerably with the addition of several programmers and other specialized staff.  The Company also opened up a fully staffed customer service operation centre in the Kahnawake Mohawk Reserve in Quebec, Canada.

The Company is licensing its Software to several third party operators. For a list of all operators, please visit www.lvfh.com. Among these operators is “Real Time Gaming” (“RTG”), a leading software developer and provider of casino style games. Through RTG’s offshore subsidiary, the Company’s software was made available to RTG’s 50 plus licensees.

On July 25, 2003, all the parties to the lawsuits in respect to the Endzone Software settled all their differences by entering into an amicable out of court settlement and as a result these lawsuits were dismissed by consent.

The Company is presently not a party to any legal proceedings whatsoever.

During the year ended December 31, 2003, the Company’s Antiguan subsidiary, Action, entered into a Net Revenue Sharing Agreement with Atlantis Casino On-Line N.V. (“Atlantis”) whereby Action acquired the ownership and operatorship of www.atlantisworldpoker.com and Atlantis acquired 35% of Action’s share of Net Revenues after deducting all server and bandwidth costs and fees, and all transaction related fees, costs, expenses and charge-backs for a purchase price of U.S. $1,000,000 (the “Net Revenue Sharing Agreement”) [See Exhibit *5.1 – Attached). Pursuant to the Net Revenue Sharing Agreement, Action has paid Atlantis the sum of U.S. $65,200 for the period ending March 31, 2004.

On April 1, 2004, the Company’s Antiguan subsidiary, Action, entered into a Purchase/Sale Agreement for the Termination of the Net Revenue Sharing Agreement with Atlantis for a purchase and termination price of U.S. $1,000,000 (the “Termination Agreement”).  Pursuant to the Termination Agreement, Action has paid to Atlantis the sum of U.S. $255,000 as of May 31, 2004.

During the twelve month period ended December 31, 2003, the Company incurred a net loss of $1,794,751 ($0.04 per share), which includes a non-cash expense item of $314,433 for stock options granted to Directors, Employees and Consultants, as compared to a net loss of $1,742,362 ($0.05 per share), and $2,106,871 ($0.10 per share) for the immediately preceding comparative periods which do not include a non-cash expense item for stock options granted to Directors, Employees and Consultants.  Operating expenses during the twelve month period amounted to $3,184,112 as compared to $2,293,618 in the same period for the year 2002. The increase in the Company’s operating expenses is due to the Company increasing its work force considerably and establishing an office for its Antiguan subsidiary, Action, in Kahnawake, Quebec.  The operating expenses consist primarily of salaries and benefits, rent, advertising and promotion, consulting fees, management fees, and, legal, accounting and audit fees.

Salaries and benefit costs during the twelve month period ended December 31, 2003 were $1,130,199 (2002: $828,290; 2001: $381,145).  Breakdown of Salaries and benefits are as follows:  Payroll $1,091,769; (2002: $796,230; 2001: $349,053). Employee benefits $11,207 (2002: 18,155; 2001: $8,881) and Automobile $27,223 (2002: $13,905; 2001: $23,211).  The automobile costs relate mainly to parking costs, automobile rental and lease payments, and gas bills incurred by certain Directors and employees of the Company.

During the twelve month period ended December 31, 2003, the Company and its Antiguan subsidiary, Action, recorded revenues of $1,380,427 (2002: $375,608; 2001: Nil).  Furthermore, during the twelve month period ended December 31, 2003, the Company dissolved, with the exception of Action Poker Gaming Inc., all of its wholly owned subsidiaries, namely, Endzone Inc., G.T. Enterprises Inc., Touchdown Inc., and Azat Investment LLC.

There were no mineral exploration expenses incurred in 2003, 2002 and 2001.  During 2003, the Company wrote down the mineral property to $0.

Subsequent to the year ended December 31, 2003, the Company acquired, on April 28, 2004 Action Commerce Limited (UK), a United Kingdom corporation.  Action Commerce Limited (UK) is now a wholly owned subsidiary of the Company.

The Company entered into non-brokered private placement financing agreements with Lucky 1 Enterprises Inc., (“Lucky”), a related company.  The Company has issued to Lucky 1,250,000 common shares of the Company at $0.32 per share for total proceeds of $400,000 and 2,750,000 common shares of the Company at $0.30 per share for total proceeds of $825,000.  These shares are restricted from trading until June 20, 2004.

Effective March 6, 2003, David Horlington of Montreal, Canada resigned from the Board of Directors of the Company for personal reasons.  On May 12, 2003 Jack Aktorosyan of Montreal, Canada joined the Company’s Board of Directors.  Mr. Aktorosyan informed the Company that he will serve out the remainder of his term as a director but, for personal reasons, will not stand for re-election as a director of the Company at the Company’s Annual General Meeting on May 31, 2004.

At the Company’s Annual General Meeting of its Members, which was held on June 30, 2003 at the Company’s offices in Vancouver, British Columbia, the shareholders of the Company passed a resolution to fix the number of Directors at 5, elected Bedo H. Kalpakian, Jacob H. Kalpakian, Gregory T. McFarlane, Neil Spellman, and Jack Aktorosyan as Directors of the Company, appointed Smythe Ratcliffe, Chartered Accountants, as the Company’s Auditors for the ensuing year and authorized the Directors of the Company to fix the remuneration of the Company’s Auditors and, approved the Company’s 2003 Stock Option Plan. (See Exhibit 5.3(a)* - Attached).

On February 4, 2003, the Company received notice from Grant, Thornton LLP, Chartered Accountants of Vancouver, British Columbia of their resignation as the Company’s auditors.  Smythe Ratcliffe, Chartered Accountants of Vancouver, British Columbia have agreed to be engaged as auditors of the Company.  Please see the Reporting Package required pursuant to National Policy 31 [Exhibit 1.5 - Incorporated by reference]

The Company has an equipment lease with minimum annual payments of $19,389 expiring in 2006, which has been personally guaranteed by the Company’s President, Jacob H. Kalpakian.  The Company has not paid any cash dividends and does not plan to pay any cash dividends in the future.

At the 2004 Annual General Meeting of the shareholders of the Company which was held on May 31, 2004, the shareholders approved the Audited Financial Statements for the year ended December 31, 2003 and the Auditor’s report thereon; the election of Bedo H. Kalpakian, Jacob H. Kalpakian, Neil Spellman and Gregory T. McFarlane as Directors of the Company; the re-appointment of the Company’s Auditor, Smythe Ratcliffe, for the ensuing year and, the adoption of the Company’s 2004 Stock Option Plan (See Exhibit 5.3* - Attached)  whereby the Company may reserve for granting to directors, officers, employees and consultants up to 11,290,154 of the issued and outstanding common shares of the Company.  The material terms of the 2004 Stock Option Plan are outlined in the Company’s Information Circular included with the Notice of Annual General Meeting (See Exhibit 1.6 – Incorporated by reference) which has been filed on www.Sedar.com .

These financial analyses address the results of operations in accordance with the financial statements prepared under Canadian generally accepted accounting principles.  A discussion of the differences between accounting principles and practices generally accepted in Canada and accounting principles and practices accepted in the United States and required by the S.E.C. is contained in Note 12 of the financial statements included in item 17 of this Annual Report.

To date, the Company’s revenues have not met the Company’s expenditures or capital requirements.  For 2004, the Company will require additional funds to conduct operations uninterruptedly.  The Company does not expect a meaningful increase in its revenues unless more resources are dedicated to marketing or until its Gaming Software is upgraded with a full suite of poker games as well as new products.  In order to meet this requirement, the Company intends to seek equity and/or debt financings through private placements and/or public offerings and/or loans and/or through the exercise of incentive stock options.  Alternatively, the Company might have to enter into a joint venture arrangement with another party should such party be prepared to provide the required financing to the Company, on acceptable terms and conditions.  In the past, the Company has been successful in securing equity and debt financings in order to conduct its operations uninterruptedly.  While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and/or debt financings in order to conduct its operations uninterruptedly, it is the Company’s intention to pursue these methods for future funding of the Company.

Summary of Quarterly Results

All financial figures presented herein are expressed in Canadian Dollars (CDN $) unless otherwise specified.The following are the unaudited results for the thirteen most recent quarterly periods, starting with the three month quarterly period ended March 31, 2004.

For the Quarterly Periods ending on:	March 31, 2004	December 31, 2003	September 30, 2003	June 30, 2003	March 31, 2003
Total Revenues	$276,779	261,122	186,722	841,991	92,589
Income (loss) before other items	(458,379)	(925,727)	(667,955)	311,970	(519,976)
Earnings (loss) per common share before other items	(0.01)	(0.02)	(0.01)	0.01	(0.01)
Fully diluted earnings (loss) per common share before other items	(0.01)	(0.02)	(0.01)	0.01	(0.01)
Net income (loss) for the period	(464,934)	392,664	(578,491)	307,244	(1,916,168)
Basic net earnings (loss) per share	(0.01)	0.01	(0.01)	0.01	(0.05)
Diluted net earnings (loss) per share	(0.01)	0.01	(0.01)	0.01	(0.04)

For the Quarterly Periods ending on:	December 31, 2002	September 30, 2002	June 30, 2002	March 31, 2002	December 31, 2001
Total Revenues	$159,865	73,425	126,264	25,830	4,601
Income (loss) before other items	(204,227)	(564,084)	(554,538)	(585,385)	(472,274)
Earnings (loss) per common share before other items	(0.01)	(0.01)	(0.01)	(0.02)	(0.02)
Fully diluted earnings (loss) per common share before other items	(0.00)	(0.01)	(0.01)	(0.01)	(0.01)
Net income (loss) for the period	(38,101)	(480,900)	(637,976)	(585,385)	(893,149)
Basic net earnings (loss) per share	(0.00)	(0.01)	(0.02)	(0.02)	(0.04)
Diluted net earnings (loss) per share	(0.00)	(0.00)	(0.01)	(0.01)	(0.02)

For the Quarterly Periods ending on:	September 30, 2001	June 30, 2001	March 31, 2001
Total Revenues	$6,696	4,778	4,012
Income (loss) before other items	(432,689)	(392,113)	(389,036)
Earnings (loss) per common share before other items	(0.02)	(0.03)	(0.03)
Fully diluted earnings (loss) per common share before other items	(0.01)	(0.01)	(0.02)
Net income (loss) for the period	(432,689)	(391,925)	(389,108)
Basic net earnings (loss) per share	(0.02)	(0.03)	(0.03)
Diluted net earnings (loss) per share	(0.01)	(0.01)	(0.02)

The Company’s business is not of a seasonal nature.

A major portion of the Company’s total revenues have been generated as a result of the Company’s Gaming Software.

While the Company’s Gaming Software has generated revenues over the nine most recent quarterly periods, Management does not believe that the Company has reached a stage whereby a general representative trend has been established for generating revenues, as the Company’s Gaming Software is still being updated to include additional products.

Item 5.B Liquidity and Capital Resources

The Company has financed its operations mainly through private placements. The proceeds from the private placements were applied towards software development costs, continued enhancement of the Company’s software and general working capital.

On January 10 and on February 11, 2002, the Company completed the first and second tranche of the non-brokered Private Placement Financing which was announced on December 7 and 21, 2001.  The Company issued a total of 1,688,000 units at $0.20 per unit for total proceeds of $337,600.  Each unit consisted of one common share in the capital of the Company and one non-transferable share purchase warrant.  Each share purchase warrant entitled the holder thereof to purchase one additional common share in the capital of the Company for a period of two years from the closing date at the price of $0.35 per common share in the first year (which has expired) and at $0.70 per common share in the second year, which has also expired.  The Private Placement Financing shares which have been issued were subject to a hold period expiring May 9 and June 8, 2002 respectively. The funds received from this financing were expended towards software development and general working capital.

On February 1, 2002, the Company entered into agreements with two arm’s length third parties to issue convertible debentures, upon certain terms and conditions, for Principal amounts totalling $110,000 bearing compounded interest at the rate of 10% per annum payable quarterly.  The convertible debentures were supposed to become due and payable on February 1 and 4, 2003.  However, the convertible debentures were never issued as the agreements were terminated by mutual consent on April 17, 2002.

On April 16 and 30, 2002, the Company closed the first and second tranche of the non-brokered Private Placement Financing which was announced on March 25 and 28, 2002.  The Company issued a total of 7,350,000 common shares in the capital of the Company at a price of $0.10 per common share, for total proceeds of $735,000.  The Private Placement Financing shares which have been issued were subject to a hold period expiring August 12 and 30, 2002 respectively.  The funds received from this financing have been expended towards software development and towards general working capital.

On June 24, 2002, the Company closed the non-brokered Private Placement Financing which was announced on April 2, 2002.  The non-brokered Private Placement Financing was changed from the originally proposed $300,000 convertible debenture into a Private Placement Subscription for $300,000.  Pursuant to this non-brokered Private Placement the Company issued a total of 3,000,000 common shares in the capital of the Company at a price of $0.10 per common share for total proceeds of $300,000.  The Private Placement Financing shares which have been issued were subject to a hold period expiring on October 20, 2002.  In connection with this non-brokered Private Placement Financing, the Company paid a Finder’s Fee in the amount of $30,000 to an arm’s length third party.  The proceeds from this non-brokered Private Placement have been expended towards software development and general working capital.

On March 11, 2003, the Company entered into a Non-Brokered Private Placement Financing Agreement with Lucky 1 Enterprises Inc. (“Lucky”), a related company, whereby Lucky acquired 2,500,000 common shares in the capital of the Company at a price of $0.10 per common share for total proceeds of $250,000.  This transaction received the final approval of the TSX Venture Exchange on May 12, 2003.  The 2,500,000 common shares in the capital of the Company which have been issued to Lucky had a hold period which expired on September 13, 2003.

On September 8, 2003 the Company entered into a Non-Brokered Private Placement Financing Agreement with Lucky 1 Enterprises Inc. (“Lucky”), a related company, whereby Lucky acquired 1,000,000 common shares in the capital of the Company at a purchase price of $0.10 per common share for total proceeds of $100,000.  This transaction received the final approval of the TSX Venture Exchange on September 15, 2003.  The 1,000,000 common shares in the capital of the Company which have been issued to Lucky had a hold period which expired on January 15, 2004.

On September 19, 2003 the Company announced a Non-Brokered Private Placement Financing of up to 5,500,000 common shares in the capital of the Company at the price of Cdn $0.14 per common share for total proceeds of up to $770,000.  On October 8, 2003, the Company announced that further to the Company’s news release of September 19, 2003, the Company closed the first tranche of the Non-Brokered Private Placement Financing.  In respect to the closing of this first tranche, the Placees included Lucky 1 Enterprises Inc, a related company, and three individuals.  The Company issued 4,060,000 common shares in the capital of the Company at the price of Cdn $0.14 per common share for total proceeds of $568,400.  These shares which have been issued were subject to a hold period which expired on February 3, 2004.  In respect to this transaction, the Company received TSX Venture Exchange acceptance on October 3, 2003.

The Company closed the second and final tranche of the Private Placement Financing which was announced on September 19, 2003 through the issuance of 1,439,970 common shares in the capital of the Company to certain placees at the purchase price of $0.14 per common share for total proceeds of $201,595.80. These shares which have been issued had a hold period which expired on February 29, 2004.  In respect to this transaction the Company received TSX Venture Exchange acceptance on October 31, 2003.

On September 23, 2003, the Company announced a Non-Brokered Private Placement Financing of 3,000,000 common shares in the capital of the Company at the price of $0.15 per common share for total proceeds of $450,000.  The Company received TSX Venture Exchange acceptance of this transaction on October 21, 2003.  On October 27, 2003 the Company announced that further to the Company’s news release of September 23, 2003 the Company closed the Private Placement Financing by issuing to the placee the 3,000,000 common shares in the capital of the Company with a hold period which expired on February 21, 2004.

On November 18, 2003 the TSX Venture Exchange accepted for filing the Company’s 2003 Stock Option Plan.  (See Exhibit 5.3(a)* - Attached).

During the twelve month period ended December 31, 2003, no share purchase warrants were exercised however an aggregate of 1,929,814 incentive stock options at prices ranging between $0.10 & $0.11 per common share were exercised for total proceeds to the Company of $199,785.

As at December 31, 2003, the Company had a working capital deficit of $154,730 as compared to a working capital deficit of $312,469 in the same period of 2002.  While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and/or debt financings in order to conduct its operations without any interruptions, it is the Company’s intention to pursue these methods for future funding.

Subsequent events

Subsequent to December 31, 2003, a total of 442,000 Incentive Stock Options were exercised at prices ranging between $0.11 and $0.22 per common share.  2,795,000 Incentive Stock Options were granted at prices ranging between $0.18 and $0.21 per common share.  One Incentive Stock Option is required to purchase one common share in the capital of the Company.

On April 1, 2004, the Company’s Antiguan subsidiary, Action, entered into a Purchase/Sale Agreement for the Termination of the Net Revenue Sharing Agreement (the “Termination Agreement”) with Atlantis Casino On-Line N.V. (“Atlantis”) for a Purchase and Termination Price of U.S. $1,000,000.  Pursuant to the Termination Agreement, as of May 31, 2004, the Company’s Antiguan subsidiary, Action, has paid U.S. $255,000 to Atlantis.

The Company entered into non-brokered private placement financing agreements with Lucky 1 Enterprises Inc., (“Lucky”), a related company.  The Company has issued to Lucky 1,250,000 common shares of the Company at $0.32 per share for total proceeds of $400,000 and 2,750,000 common shares of the Company at $0.30 per share for total proceeds of $825,000.  These shares are restricted from trading until June 20, 2004.

Item 5.C Research and development, patents and licenses

Due to the size of the Company, the Company does not have a research and development department as such, however, the Company, with its limited resources, conducts its own research and development as and when required. Furthermore, the Company does not have any patents or licenses.

Item 5.D Trend Information

The marketplace for the Company’s business is constantly undergoing changes, is intensely competitive and is subject to changes in customer preferences.  Consequently, new products are being developed continuously by the Gaming Industry in order to satisfy customer demands, new and costly venues of advertising and promotion are being used by the Gaming Industry so as to attract new customers and, new competitors are continuously appearing in the marketplace.  Changes in international Governmental regulations and laws could adversely affect the online gaming industry.  Changes in policies of companies or banks that handle credit card transactions for on-line gaming could have an adverse impact on the affairs of the Company.

Item 5.E Off balance sheet arrangements

The Company has no off balance sheet arrangements whatsoever and the Company’s financial information and statements, including its balance sheet and income statement have been fairly represented in accordance with generally accepted accounting principles.

Item 5.F. Tabular disclosure of contractual obligations

The Company has no Long Term Debt Obligations, Purchase Lease Obligations or Other Long Term Liabilities reflected on the Company’s Balance Sheet.  All financial figures presented herein are expressed in Canadian Dollars (Cdn $) unless otherwise specified.

Contractual Obligations	Payments due by period
	Total	Less than 1 Year	1-3 years	3-5 years	More than 5 years
Long Term Debt Obligations	n/a	n/a	n/a	n/a	n/a
Capital Lease Obligations (Computers)	$ 39,692	$ 19,389	$ 20,303	n/a	n/a
Purchase Lease Obligations	n/a	n/a	n/a	n/a	n/a
Operating Lease Obligations Office Space to March 2006 Mohawk Technologies to October 2004	$ 132,975 US $ 100,000	$ 59,100 US $ 100,000	$ 73,875 n/a	n/a n/a	n/a n/a
Other Long Term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	n/a	n/a	n/a	n/a	n/a
US $ Total Cdn $ Total	US $ 100,000 Cdn $ 172,667	US $ 100,000 Cdn $ 78,489	Cdn $ 94,178	n/a	n/a

As of May 31, 2004, The Company’s Antiguan subsidiary, Action, has a “short term” debt obligation whereby Action is obliged to make payments to Atlantis Casino On-Line N.V. (“Atlantis”) totaling U.S. $781,666.67 by May 1, 2005 pursuant to the Termination Agreement.  For further particulars: (See Exhibit 5.2* - Attached).

Item 5.G. Safe Harbor

In respect to information covered by items 5.E and 5.F, all financial information and statements have been fairly represented in accordance with generally accepted accounting principles.

Special Note regarding Forward-Looking Statements

We make certain forward looking-statements in this Form 20-F within the meaning of Section 27A of the Securities Act 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, relating to our financial condition, profitability, liquidity, resources, business outlook, proposed acquisitions, market forces, corporate strategies, contractual commitments, capital requirements and other matters.  The Private Securities Litigation Reform Act of 1995 provides a safe harbour for forward-looking statements.  To comply with the terms of the safe harbour, we note that a variety of factors could cause our actual results and experience to differ substantially from the anticipated results or other expectations expressed in our forward-looking statements.  When words and expressions such as: “believes,” “expects,” “anticipates,” “estimates,” “plans,”  “intends,” “objectives,” “goals,” “aims,” “projects,” “forecasts,” “possible,” “seeks,” “may,” “could,” “should,” “might,” “likely,” “enable” or similar words or expressions are used in this Form 20-F, as well as statements containing phrases such as “in our view,” “there can be no assurance,” “although no assurance can be given,” or “there is no way to anticipate with certainty,” forward-looking statements are being made,  these forward-looking statements speak as of the date of this Form 20-F.

The forward-looking statements are not guarantees of future performance and involve risks and uncertainties.  These risks and uncertainties may affect the operation, performance, development and results of our business and could cause future outcomes to differ materially from those set forth in our forward-looking statements.  These statements are based on our current beliefs as to the outcome projected or implied in the forward-looking statements.  Further, some forward-looking statements are based upon assumptions of future events which may not prove to be accurate.  The forward-looking statements involve risks and uncertainties including, but not limited to, the risks and uncertainties referred to in “Item 3.D. Risk Factors”, and elsewhere within the document, and in other of our filings with the Securities and Exchange Commission.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Item 6.A. Directors and Senior Management

As of May 31 2004, the name, municipality of residence and the principal occupation of the Directors and Officers of the Company are the following:

Name and municipality of residence of Director or Officer	Position	Date of Birth	Principal Occupation	Term of Office
Bedo H. Kalpakian* Vancouver, BC, Canada	Chairman and Director	May 14, 1946	Chairman of Registrant; President of Lucky 1 Enterprises Inc.	Director: 1987 to Present Chairman: 1991 to Present
Jacob H. Kalpakian Vancouver, BC, Canada	President and Director	October 18, 1968	President & CEO of Registrant; Vice President of Lucky 1 Enterprises Inc.	1991 to Present
Gregory T. McFarlane,* Las Vegas, NV, USA	Director	November 13, 1968	Advertising Copywriter with Schadler, Kramer Advertising and DRGM Advertising and Public Relations, Las Vegas, NV	1992 to Present
Neil Spellman* Carlsbad, CA, USA	Director	January 24, 1953	Senior Vice President of DB Financial Management, Inc.	July 12, 2002 to Present
Penilla Klomp Richmond, BC, Canada	Corporate Secretary	August 23, 1962	Corporate Secretary of the Registrant and of Lucky 1 Enterprises Inc.	May 1, 2003 to present

*Members of the Audit Committee.

Jacob H. Kalpakian is the nephew of Bedo H. Kalpakian.  All Directors serve for a term of one year until the next annual general meeting or until the date of their resignation, whichever occurs first.  Penilla Klomp was appointed an Officer (Corporate Secretary) of the Company on May 1, 2003.

There are no arrangements or understandings whatsoever with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or member of senior management.

Item 6.B. Compensation

The Company paid Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”) a total remuneration of $180,000 for the year ended December 31, 2003 (2002: $180,000; 2001: $180,000).  In addition, and effective April 6, 2001, one Company officer is entitled to the use of a company-leased automobile and, certain directors of the Company are compensated for automobile expenditures.  Presently there exists no plan regarding Directors' and Officers' pension, retirement or other similar benefits.  Furthermore, there are no amounts set aside or accrued by the Company or its subsidiaries to provide pension, retirement or similar benefits.

Pursuant to indemnity agreements dated April 1, 1993, with Bedo H. Kalpakian, Jacob H Kalpakian and Gregory T. McFarlane (which have already been filed in previous years as exhibits to the Form 20F) and indemnity agreements dated July 12, 2002, and May 1, 2003, with Neil Spellman and Penilla Klomp (See Exhibit 1.3 - Incorporated by reference) collectively "the Directors and Officers", the Company has agreed to indemnify and save the Directors and Officers, their heirs and personal representatives harmless from and against all costs, charges and expenses arising out of their association with the Company.  These costs, charges and expenses include any amounts paid to settle an action or to satisfy a judgement brought or found against the Directors and Officers and any amounts paid to settle an administrative action or proceeding providing the indemnified party has acted in good faith and in the best interests of the Company.  To date the Company has not made any payments under the Indemnity Agreements.

During the twelve month period ended December 31, 2003, and up to and until the date of this report (May 31, 2004) a total of 1,296,000 incentive stock options were exercised by three of the Company’s current Directors, a former Director, and one Officer for total proceeds to the Company of $218,868.  Incentive stock options held by the Company’s Directors and Officers, as of May 31, 2004, are as follows:

Name	Date of Grant	Securities Under Options Granted (#)	Exercise or Base Price ($/Security)	Expiration Date
Bedo H. Kalpakian	October 28, 2003	393,174	0.22	October 28, 2004
Jacob H. Kalpakian	October 28, 2003	285,175	0.22	October 28, 2004
Greg McFarlane	September 10, 1999 March 23, 2001	25,000 25,000	0.36 0.15	September 10, 2004 March 23, 2006
Neil Spellman	N/A	Nil	N/A	N/A
Penilla Klomp	September 25, 2003 October 28, 2003	68,000 100,00	0.11 0.22	September 25, 2004 October 28, 2004
	Total	896,349

# One option is required to purchase one common share.

Item 6.C. Board Practices

6.C.1. Directors’ Terms of Service

All Directors are elected annually by the Company’s shareholders to serve for a term of one year until the next annual general meeting of the shareholders or until the date of their resignation or the appointment of their successor, whichever occurs first.  Upon the expiry of their one year term, all Directors may be re-elected annually by the Company’s shareholders for additional one year terms. Bedo H. Kalpakian has served as a Director of the Company since 1987.  Jacob H. Kalpakian has served as a Director since 1991.  Gregory T. McFarlane has served as a Director since 1992.  Neil Spellman has served as a Director since 2002.

6.C.2. Details of Directors’ service contracts with the Company or any of its subsidiaries are as follows:

The Company has paid Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”) a total remuneration of $180,000 for the year ended December 31, 2003 (2002: $180,000; 2001: $180,000).  The principals of Kalpakian Bros. are Bedo H. Kalpakian and Jacob H. Kalpakian, both Company directors and officers.  Pursuant to a Management Agreement dated February 1, 2000, the remuneration payable to Kalpakian Bros. is $15,000 per month plus GST plus reimbursement of all traveling and other expenses incurred by Kalpakian Bros. in connection with performing its services. The Agreement is automatically renewable on a year by year basis and may be terminated at anytime by either party on six months’ written notice (See Exhibit 1.4 – Incorporated by reference).

6.C.3. Details relating to the company’s audit committee and remuneration committee

All Directors are elected annually by the Company’s shareholders to act as Directors of the Company for a term of one year.  The Company’s audit committee is appointed on an annual basis by the Company’s Directors.  The Company’s present audit committee consists of the following Directors; Bedo H. Kalpakian, Gregory T. McFarlane and Neil Spellman.   The majority of the members of the audit committee must be made up of directors who are not officers of the Company.  In the event that an Audit committee member resigns prior to the expiry of the one year term, then the remaining Directors of the Company shall appoint another Director of the Company as a replacement member in the Audit committee.  The Company does not have a remuneration committee largely due to its size.   The audit committee is also responsible for monitoring compliance to the Company’s Code of Ethics (See Exhibit 5.4* - Attached).

Item 6.D. Employees

The Company employs 25 people, 19 of whom are in the Company’s Information, Technology and Software development department, 4 are in Administration and 2 are in Management.  During the year, the Company significantly expanded its work force and established an office for its Antiguan subsidiary, Action, in Kahnawake, Quebec.

The Company’s employees are not represented by a union or other collective bargaining organization and the Company has never experienced a work stoppage by its employees.  The Company believes that its employee relations are good.

Item 6.E. Share Ownership

The number of common shares without par value beneficially (indirectly or directly) owned by Directors and Officers of the Company as of May 31, 2004 is as follows:

Name of Director/Officer and Municipality of Residence	Number of Issued Capital		Percentage of the Total Issued Share Capital*
Bedo H. Kalpakian, Vancouver, British Columbia, Canada	359,710 **4,494,633	Direct Indirect	8.55%
Jacob H. Kalpakian, Vancouver, British Columbia, Canada	353,577 **4,494,633 ***41,469	Direct Indirect Indirect	8.62%
Gregory T. McFarlane, Las Vegas, Nevada, USA	513		0.001%
Neil Spellman, Carlsbad, California, USA	415,000		0.73%
Penilla Klomp, Richmond, British Columbia, Canada	32,000		0.05%

* Based on 56,714,020 issued and outstanding common shares as of May 31, 2004.

** Of these shares 233,864 common shares are held by Pacific Missouri Holdings Inc., and 260,769 common shares are held by Kalpakian Bros. of B.C. Ltd., private companies of which Bedo H. Kalpakian and Jacob Kalpakian are the principal shareholders and, 4,000,000 common shares are held by Lucky 1 Enterprises Inc., a public company of which Bedo H. Kalpakian and Jacob H. Kalpakian together exercise control over more than 10% of the issued  and outstanding shares in the capital of Lucky 1 Enterprises Inc.

*** Of these shares, 15,500 are held by the director’s sister; 25,500 are held by the director’s mother; and 469 are held by the director’s aunt.

6.E.(2) Stock Options for Employees

From time to time, the Company grants incentive stock options to its directors, officers, employees and consultants on terms and conditions acceptable to the TSX Venture.  The incentive stock options entitle the holders to acquire common shares of the Company from treasury.  The incentive stock options are a means of rewarding future services provided to the Company and are not intended as a substitute for salaries or wages, or as a means of compensation for past services rendered.

At the Annual General Meeting of the shareholders of the Company, which was held on May 31, 2004, the shareholders of the Company approved the Company’s 2004 Stock Option Plan (See Exhibit 5.3* - Attached) whereby the Company may reserve for granting to directors, officers, employees and consultants 11,290,154 common shares in the capital of the Company.  The material terms of the 2004 Stock Option Plan are outlined in the Company’s Information Circular included with the Notice of Annual General Meeting (See Exhibit 1.6 - Incorporated by reference).

As of May 31, 2004, the following incentive stock options to purchase common shares in the capital of the Company were held by employees and consultants of the Company:

Agreement Date	Optionees	Number of Common shares	Exercise price per Share $	Expiry Date
Employees
September 25, 2003	Employees (10)	463,750	0.11	September 25, 2004
October 10, 2003	Employee (1)	12,500	0.11	October 10, 2004
February 4, 2004	Employees (9)	860,000	0.19	February 4, 2005
February 4, 2004	Employees (10)	425,000	0.19	February 4, 2006
Consultants
September 25, 2003	Consultant (1)	250,000	0.11	September 25, 2004
October 28, 2003	Consultants (4)	575,000	0.22	October 28, 2004
February 4, 2004	Consultants (2)	175,000	0.19	February 4, 2005
March 12, 2004	Consultant (1)	1,120,000	0.18	March 12, 2007
April 12, 2004	Consultant (1)	125,000	0.21	April 12, 2005
	Total:	4,006,250

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7.A. Major shareholders

7.A.1.  As of May 31, 2004, the following persons or corporations beneficially owned, directly or indirectly, or exercised control over shares carrying more than 5% of the issued and outstanding shares of the Company:

Name of Shareholder and Municipality	Number of Issued Capital	Percentage of the Total Issued Share Capital*
CDS & Co., Toronto, Ontario, Canada**	45,788,554	80.73%
Lucky 1 Enterprises Inc., Vancouver, B.C. Canada	4,000,000	7.05%

*    Based on 56,714,020 issued and outstanding common shares as of May 31, 2004.

** Depository trust which holds shares on behalf of others and the beneficial holders of these shares are not within         the knowledge of the Company.

7.A.1(b). The following discloses the percentage change in ownership held by any major shareholders during the past 2 (two) years.  The current year is stated above in item 7.A.1.

As of May 31, 2003, the following persons or corporations beneficially owned, directly or indirectly, or exercise control over shares carrying more than 5% of the issued and outstanding shares of the Company:

Name of Shareholder and Municipality	Number of Issued Capital	Percentage of the Total Issued Share Capital*
CDS & Co., Toronto, Ontario, Canada**	30,674,741	75.55%
Penson Canada, Quebec, Canada	3,000,000	7.39%
Lucky 1 Enterprises Inc., Vancouver, B.C. Canada	2,500,000	6.16%

*    Based on 40,603,486 issued and outstanding common shares as of May 31, 2003.

** Depository trust which holds shares on behalf of others and the beneficial holders of these shares are not within the knowledge of the Company.

As of May 31, 2002, the following persons or corporation beneficially owned, directly or indirectly, or exercised control over shares carrying more than 5% of the issued and outstanding shares of the Company:

Name of Shareholder and Municipality	Number of Issued Capital	Percentage of the Total Issued Share Capital*
CDS & Co., Toronto, Ontario, Canada**	23,853,808	67.95%
Classcom Inc, Saint Laurent, Quebec, Canada	2,000,000	5.70%

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

7.A.2. As of December 31, 2003 the Company had 52,033,270 issued and outstanding common shares.  The portion of outstanding securities of the Company held in the United States and the number of recorded holders thereof were 1,697,294 and 38 respectively.

7.A.3. To the best of the Company’s knowledge, the Company is not controlled directly or indirectly by another corporation or by any foreign government or by any other natural or legal person severally or jointly.

7.A.4.  To the best of the Company’s knowledge, there are no known arrangements which may at a subsequent date result in a change of control.

Item 7.B. Related Party Transactions

The Company incurred professional and web-hosting services during 2000 for $109,781 provided by a company that is indirectly owned by a former director of the Company.  As of December 31, 2003, $54 remained unpaid and is included in payable to related parties.

The Company shares office premises with Lucky 1 Enterprises Inc. (“Lucky”) a related company. Subsequent to August 2001, rent for the office premises is paid by the Company and Lucky is charged for its proportionate share which is $7,090 for the twelve month period ended December 31, 2003 (2002: $5,153); (September 1, 2001 – December 31, 2001: $ 1,718).

Effective September 1st, 2001, Las Vegas is charged 90% of general overhead expenses by Lucky.  Lucky charges the Company for its proportionate share of payroll expenses office expenses, (“Las Vegas obligations”).  During the twelve month period ended December 31, 2003, the Company has paid to Lucky the sum of $185,425 (2002: $174,170; 2001: $145,346) for the Las Vegas obligations which are as follows:  payroll expenses of $155,796 (2002: $142,351; 2001: $115,023) and other expenses of $29,629 (2002: $31,819; $30,323).

During the three month period ended March 31, 2004, The Company has paid to Lucky the sum of $47,401 (2003: $56,229; 2002: $39,729) for the Las Vegas obligations which are as follows: payroll expenses of $44,133 (2003: $45,884; 2002: $34,065) and other expenses of 3,268 (2003: $10,345; 2002: $5.664). Rent for the office premises is paid by the Company and Lucky is charged for its proportionate share which is $1,599 for the three month period ended March 31, 2004; (2003: $1,636).

Furthermore, Lucky is also charged 100% of direct expenses incurred on behalf of Lucky. Due to their limited business activities, the following related companies; Kalpakian Bros. of B.C. Ltd., Texas Pacific Minerals Inc., and Pacific Missouri Holdings Inc. are not charged by the Company for general overhead and office expenses but they are charged for 100% of their direct expenses if and when such expenses are incurred on their behalf.

The Company entered into a licensing agreement on November 4, 2002 (See Exhibit 1.2 – Incorporated by reference) with Lucky for the joint development of certain on-line gaming software consisting of three card games; Pan, Big 2, and Chinese Poker, (the “three card games software”).  The Company has received from Lucky the agreed license fee of $200,000 for the three card games software.  The three card games software is equally owned by the Company and Lucky.  The Company shall be the operator of the three card games software. The Company shall receive 60% and Lucky shall receive 40% of all revenues that shall be generated from the operation of the three card games software.  The Company’s (60%) share of revenues from the three card games was $151,425 for the twelve month period ended December 31, 2003 (2002: $Nil) and, for the three month period ended March 31, 2004 was $56,412 (2003: $5,464).  As at December 31, 2003, the Company has paid to Lucky $100,951 representing 40% of revenues generated from the three card games software (2002: $Nil) and $37,608 for the three month period ended March 31, 2004, (2003: $3,643).

The Company has paid Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”) a total remuneration of $180,000 for the year ended December 31, 2003 (2002: $180,000; 2001: $180,000). The principals of Kalpakian Bros. are Bedo H. Kalpakian and Jacob H. Kalpakian, both of whom are directors and officers of the Company.  Pursuant to a Management Agreement dated February 1, 2000, the remuneration payable to Kalpakian Bros. is $15,000 per month plus GST plus reimbursement of all traveling and other expenses incurred by Kalpakian Bros. in connection with performing its services. The Agreement is automatically renewable on a year by year basis and may be terminated at anytime by either party on six months’ written notice (See Exhibit 1.4 – Incorporated by reference).

On March 11, 2003, the Company entered into a Non-Brokered Private Placement Financing Agreement with Lucky whereby Lucky acquired 2,500,000 common shares in the capital of the Company at a price of $0.10 per common share for total proceeds of $250,000.  These shares were subject to a hold period which expired on September 13, 2003.

On September 8, 2003, the Company entered into a Non-Brokered Private Placement Financing Agreement with Lucky, whereby Lucky acquired 1,000,000 common shares in the capital of the Company at a purchase price of $0.10 per common share for total proceeds of $100,000.  These shares were subject to a hold period which expired on January 15, 2004.

On September 19, 2003, the Company entered into a Non-Brokered Private Placement Financing Agreement with Lucky, whereby Lucky acquired 3,000,000 common shares in the capital of the Company at a purchase price of $0.14 per common share for total proceeds of $420,000.  These shares were subject to a hold period which expired on February 3, 2004.

During the three month period ended March 31, 2004, the Company entered into Non-Brokered Private Placement Financing Agreements with Lucky.  The Company has issued to Lucky 1,250,000 common shares of the Company at $0.32 per common share and 2,750,000 common shares of the Company at $0.30 per common share for total proceeds to the Company of $1,225,000.  These shares are restricted from trading until June 20, 2004.

As at December 31, 2003, an amount of $ 7,981 (2002: $75,298; 2001: $8,530) was payable to two directors of the Company for loans and direct expenses incurred on behalf of the Company which has been paid.  The Company has paid interest income of $3,433 (2002: $842; 2001: $8,004) to two directors.  An amount of $161,231 consisting of loans made by the Company to two directors remains receivable as at May 31, 2004.  The Company charges interest at the Bank of Montreal’s prime rate plus 1% on these loans.

Las Vegas From Home.com Entertainment Inc. is related to the following companies by common management and/or Directors and/or Officers:

-

Lucky 1 Enterprises Inc. (“Lucky”) [formerly known as Golden Nugget Exploration Inc.], a public company the shares of which are quoted for trading in the U.S.A. on the OTC Bulletin Board.

-

Blue Rock Mining, Inc., a private Nevada corporation which is a wholly-owned subsidiary of Lucky. (Now dissolved.)

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

Item 7.C. Interests of Experts and counsel

Not Applicable

ITEM 8. FINANCIAL INFORMATION

Item 8.A. Consolidated Statements and Other Financial Information

The Company’s Audited Consolidated Financial Statements for the year ended December 31, 2003, are included in Item 17 of this report.

Item 8.A. 7. Legal Proceedings

The Company's corporate legal counsel is Anfield, Sujir, Kennedy & Durno, Barristers and Solicitors, Attn: Michael Kennedy, 1600 – 609 Granville Street, Vancouver, BC, Canada V7Y 1C5  [telefax number: (604) 669-3877].

The Company’s Antiguan subsidiaries, Endzone Inc. (“Endzone”) and Action entered into an agreement dated July 7, 2000, as subsequently amended by various other agreements (collectively, the "Purchase and Support Agreement") with Nasser Towfigh (“Nasser”), Orang Towfigh (“Orang”) and Exellon Enterprises Inc. ("Exellon"), a private company controlled by Nasser and Orang, all of West Vancouver, British Columbia, Canada (collectively referred to as “the Endzone Software Developer”), whereby Exellon sold, under certain terms and conditions, to Endzone (Subject to a Source Code Escrow Agreement) a 100% ownership interest in a certain software for multi-player interactive games (the “Endzone Software”).   Pursuant to the Purchase and Support Agreement, Endzone has made certain payments to the Endzone Software Developer and has made certain advances to Nasser.   The Endzone Software was at a stage where it could be played for fun money when various disputes arose between the Company and the Endzone Software Developer.  As a result, the development of the Endzone software was halted. On December 31, 2001, the Company wrote down the Endzone Software by $156,724 (2000:  $Nil), and on September 30, 2002,  the Company wrote off the remaining $166,023.  On February 12, 2002, the Company brought an Action in the Supreme Court of British Columbia against Nasser for the sum of $25,312.35 in respect to the advances made by the Company to Nasser plus accrued interest.  On March 25, 2002, Nasser filed a Statement of Defence to the Company’s Action and Nasser filed a counterclaim against the Company, its Chairman, and its President for damages totalling $307,944.  On July 25, 2003 the parties to these lawsuits settled all their differences by entering into an amicable out of court settlement and as a result these lawsuits were dismissed by consent.

On April 26, 2001, the Company entered into an agreement with Cryptologic Inc. of Toronto, Ontario (“Crypto”) in respect to the terms of an arrangement between Crypto and the Company in relation to a Debenture (the “April 26, 2001 Agreement”), whereby Crypto advanced to the Company the sum of $200,000 for the purposes of marketing the Action Poker Software.  The April 26, 2001 Agreement was subject to certain terms and conditions.  In furtherance to the April 26, 2001 Agreement, the Company’s wholly-owned Antiguan subsidiary G.T. Enterprises Inc. (“GT”) entered into a Software Supply and Support Agreement on May 14, 2001 with Wagerlogic Limited (“Wagerlogic”) a Cyprus Corporation wholly-owned by Crypto and Cryptologic Caribbean Limited (“CCL”) an Antiguan Corporation wholly-owned by Crypto (hereinafter collectively referred to as the “Cryptologic Group”). On March 12, 2002 the Company and GT filed an action in the Supreme Court of British Columbia against the Cryptologic Group.  Subsequently, the Company and GT entered into an amicable out-of-court settlement with the Cryptologic group in respect to all outstanding matters between the parties.

The Company is presently not a party to any legal proceeding of any kind.

Dividends

The Company has never paid and does not intend to pay any dividends in the future.

Item 8.B. Significant Changes.

As of December 31, 2003, there were no significant changes in the affairs of the Company.

ITEM 9. THE OFFER AND LISTING

Item 9.A. (4) Listing Details

The common shares of the Company were listed on the Vancouver Stock Exchange, British Columbia, on September 15, 1983.  Effective on November 29, 1999, the Vancouver Stock Exchange became known as the Canadian Venture Exchange (“CDNX”) as a result of the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange.  During 2002, the CDNX changed its name to the TSX Venture Exchange (referred to as “TSX Venture”) pursuant to the Toronto Stock Exchange’s acquisition of the CDNX.  The following table sets forth the market price (Canadian dollar), range and trading volume of the common shares on the TSX Venture for the periods indicated.  The most recent share consolidation was in June 1996, whereby the Company's share capital was consolidated on the basis of three-old-for-one-new common share.  All historical data has been changed to reflect the 3:1 share consolidation.  The current trading symbol of the Company's common shares listed on the TSX Venture is "LVH".  The closing market price on May 31, 2004 was Canadian $ 0.23 per common share on the TSX Venture.

TSX Venture Exchange (“TSX Venture”)

(formerly known as the Canadian Venture Exchange)

Trading Range (Canadian $)

Five Most Recent Financial Years	High $	Low $	Volume
1999	0.97	0.20	2,946,403
2000	2.25	0.13	8,633,672
2001	0.39	0.11	17,349,284
2002	0.20	0.04	9,597,550
2003	0.495	0.01	50,031,230

TSX Venture Exchange – (Canadian)

Two Most Recent Financial Years
Year 2002	High $	Low $	Volume
Jan 1 – Mar 31	0.20	0.14	4,599,131
Apr 1 – Jun 30	0.13	0.08	1,897,160
Jul 1 – Sep 30	0.08	0.04	922,300
Oct 1 – Dec 31	0.07	0.04	2,178,959
Year 2003	High $	Low $	Volume
Jan 1 – Mar 31	0.06	0.02	4,298,600
Apr 1 – Jun 30	0.04	0.01	920,800
Jul 1 – Sep 30	0.195	0.03	36,921,600
Oct 1 – Dec 31	0.495	0.345	7,890,230
Year 2004	High $	Low $	Volume

Jan 1 – Mar 31	0.40	0.215	18,882,100
Six Most Recent Months	High $	Low $	Volume
December 2003	0.495	0.345	4,404,700
January 2004	0.40	0.26	5,744,200
February 2004	0.335	0.215	9,085,400
March 2004	0.325	0.23	4,052,500
April 2004	0.305	0.20	4,858,800
May 2004	0.30	0.21	2,823,400

Previously, the common shares of the Company under the symbol “BKKXF” were quoted in the U.S.A. on the National Quotation Bureau (Pink Sheets) until June, 1999.  Effective July, 1999 the Company’s common shares commenced trading in the U.S.A. on the OTC Bulletin Board under the symbol "LVFHF".  The following table sets forth the market price (US$), range and trading volumes of the common shares of the Company on the National Quotation Bureau Pink Sheets and on the OTC Bulletin Board for the periods indicated:-

OTC Bulletin Board

Trading Range (US $)

Five Most Recent Financial Years	High $	Low $	Volume
1999	0.71	0.15	481,674
2000	1.87	0.08	1,629,400
2001	0.25	0.06	828,000
2002	0.15	0.02	2,224,700
2003	0.37	0.02	4,964,163

Two Most Recent Financial Years
Year 2002	High $	Low $	Volume
Jan 1 – Mar 31	0.15	0.09	216,900
Apr 1 – Jun 30	0.10	0.05	163,000
Jul 1 – Sep 30	0.05	0.03	114,800
Oct 1 – Dec 31	0.07	0.02	1,730,000
Year 2003	High $	Low $	Volume
Jan 1 – Mar 31	0.04	0.02	52,000
Apr 1 – Jun 30	0.04	0.01	147,300
Jul 1 – Sep 30	0.14	0.02	2,540,000
Oct 1 – Dec 31	0.37	0.11	2,224,863
Year 2004	High $	Low $	Volume
Jan 1 – Mar 31	0.30	0.17	1,173,400
Six Most Recent Months	High $	Low $	Volume
December 2003	0.37	0.26	532,698
January 2004	0.30	0.21	504,600
February 2004	0.28	0.17	311,300
March 2004	0.24	0.18	357,500
April 2004	0.20	0.15	22,600
May 2004	0.23	0.165	170,700

National Quotation Bureau (Pink Sheets)

Trading Range (U.S. $)

Three Most Recent Financial Years	High $	Low $	Volume
1997	0.65	0.29	4,637
1998	0.75	0.19	6,278
1999	0.30	0.15	2,174

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

Previously, the common shares of the Company under the symbol “BKKXF” were quoted in the U.S.A. on the National Quotation Bureau (Pink Sheets) until June, 1999.  Effective July, 1999 the Company’s common shares commenced trading in the U.S.A. on the OTC Bulletin Board under the symbol "LVFHF".

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

ITEM 10. ADDITIONAL INFORMATION

Item 10.A.1.  Share Capital.

The authorized capital of the Company consists of 100,000,000 shares of common stock without par value of which 56,714,020 are issued and outstanding as of May 31, 2004.  In addition, the authorized preferred shares of the Company consist of 5,000,000 of which none have been issued.

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

Outstanding Share Data	No. of Common Shares	No. of Preferred Shares	Exercise ($) Price per common share	Expiry Dates
Issued and Outstanding as at May 31, 2004	56,714,020	Nil	n/a	n/a
Stock Options	4,902,599	Nil	0.11 to 0.36	September 10/ 04 to March 12/ 07
Warrants	Nil	Nil	n/a	n/a
Fully Diluted as at May 31, 2004	61,616,619	Nil	n/a	n/a

Item 10.A.4. Warrants

All warrants have been issued pursuant to resolutions of the Board of Directors of the Company.  At December 31, 2003, the following warrants are outstanding.  Each warrant entitles the holder to purchase one common share of the Company at the exercise price per common share with the following expiry dates:

	Exercise	Number of Warrants
Expiry Date	Price	2003	2002

March 5, 2003	$ 0.16	0	100,000
March 20, 2003	$ 0.15	0	25,000
April 24, 2003	$ 0.14	0	614,114
May 9, 2003	$ 0.14	0	2,475,000
June 1, 2003	$ 0.40	0	875,000
June 4, 2003	$ 0.40	0	920,000
June 22, 2003	$ 0.25 to $ 0.40	0	2,075,000
June 28, 2003	$ 0.40	0	125,000
July 13, 2003	$ 0.40	0	875,000
September 17, 2003	$ 0.25	0	2,000,000
January 9, 2004	$ 0.35 or $ 0.70	955,000	955,000
February 8, 2004	$ 0.35 or $ 0.70	733,000	733,000

Total warrants outstanding		1,688,000	11,772,114

Subsequent to year-end, the warrants with expiry dates of January 9, 2004 and February 8, 2004 were not exercised and have expired.

Item 10.A.5. Stock Options

The Company has adopted its 2004 Stock Option Plan (See Exhibit 5.3* - Attached) whereby the Company may reserve for granting to directors, officers, employees and consultants up to 11,290,154 of the issued and outstanding common shares of the Company.  The Company’s 2004 Stock Option Plan has received the required approval of the Company’s shareholders and of its Board of Directors.  From time to time, the Company grants stock options to its directors, employees and consultants on terms and conditions acceptable to the regulatory authorities. The stock options entitle the holders to acquire common shares of the Company from the Company’s treasury.

As of May 31, 2004, there were 4,902,599 outstanding directors, officers, employees and consultants’ incentive stock options to purchase common shares in the capital of the Company and which are as follows:

Agreement Date	Optionees	Number of Common shares under option *	Exercise price per Share (Cdn $)	Expiry Date
Directors
September 10, 1999	Director (1)	25,000	0.36	September 10, 2004
March 23, 2001	Director (1)	25,000	0.15	March 23, 2006
October 28, 2003	Directors (2)	678,349	0.22	October 28, 2004
Officers
September 25, 2003	Officer (1)	68,000	0.11	September 25, 2004
October 28, 2003	Officer (1)	100,000	0.22	October 28, 2004
Employees
September 25, 2003	Employees (10)	463,750	0.11	September 25, 2004
October 10, 2003	Employee (1)	12,500	0.11	October 10, 2004
February 4, 2004	Employees (9)	860,000	0.19	February 4, 2005
February 4, 2004	Employees (10)	425,000	0.19	February 4, 2006
Consultants
September 25, 2003	Consultant (1)	250,000	0.11	September 25, 2004
October 28, 2003	Consultants (4)	575,000	0.22	October 28, 2004
February 4, 2004	Consultants (2)	175,000	0.19	February 4, 2005
March 12, 2004	Consultant (1)	1,120,000	0.18	March 12, 2007
April 12, 2004	Consultant (1)	125,000	0.21	April 12, 2005
	Total:	4,902,599

* one stock option is required to purchase one common share.

Item 10.A.6. History of Share Capital

There are no special voting rights attached to any of the Company’s issued and outstanding common shares which were all issued for cash or in the case of Finders Fees, or agents warrants or member sponsorship fee for services rendered.

CAPITAL STOCK

(a)

Authorized

  100,000,000   Common shares without par value

    5,000,000   Preferred shares

(b)

Issued

	Number
	of Shares	Amount

Balance, December 31, 2000	12,609,236	$9,269,584
Exercise of warrants for cash	341,125	60,257
Private placements
Net proceeds	11,737,392	1,611,261
Finder's fees	66,667	(139,714)

Balance, December 31, 2001	24,754,420	10,801,388
Exercise of warrants for cash	1,311,066	199,800
Private placements
Net proceeds	9,038,000	1,372,600
Finder's fees	3,000,000	(30,000)

Balance, December 31, 2002	38,103,486	12,343,788
Exercise of stock options for cash	1,929,814	199,785
Private placements
Net proceeds	11,999,970	1,569,996

Balance, December 31, 2003	52,033,270	$14,113,569

Item 10.B. Memorandum and Articles of Association. This information has been reported previously. [See Exhibit 1.1 - Incorporated by reference]

Item 10.C. Material Contracts

On November 4, 2002, the Company entered into a licensing agreement (See Exhibit 1.2 – Incorporated by reference) with Lucky 1 Enterprises Inc. (“Lucky”), a related company, for the joint development of certain on-line gaming software consisting of three card games (the “three card games software”).  The Company has received from Lucky the agreed license fee of $200,000 for the three card games software.  The three card games software is equally owned by the Company and Lucky.  The Company shall be the operator of the three card games software.  The Company shall receive 60% and Lucky shall receive 40% of all revenues that shall be generated from the operations of the three card games software.  The Company’s (60%) share of revenues from the three card games software was $151,425 for the twelve month period ended December 31, 2003 (2002: $Nil) and, for the three month period ended March 31, 2004 was $56,412 (2003: $5,464).  As at December 31, 2003, the Company has paid to Lucky $100,951 representing 40% of revenues generated from the three card games software (2002: $Nil) and $37,608 for the three month period ended March 31, 2004, (2003: $3,643).

During 2003, the Company’s Antiguan subsidiary, Action, entered into a Net Revenue Sharing Agreement with Atlantis Casino On-Line N.V. (“Atlantis”) whereby Action acquired the ownership and operatorship of www.atlantisworldpoker.com and Atlantis acquired 35% of Action’s share of Net Revenues after deducting all server and bandwidth costs and fees, and all transaction related fees, costs, expenses and charge-backs for a purchase price of U.S. $1,000,000 (the “Net Revenue Sharing Agreement”) (See Exhibit 5.1* - Attached).  Pursuant to the Net Revenue Sharing Agreement, Action has paid Atlantis the sum of U.S. $65,200 for the period ending March 31, 2004.  On April 1, 2004, the Company’s Antiguan subsidiary, Action, entered into a Purchase/Sale Agreement for the Termination of the Net Revenue Sharing Agreement (the “Termination Agreement”) with Atlantis Casino On-Line N.V. (“Atlantis”) for a Purchase and Termination Price of U.S. $1,000,000 (See Exhibit 5.2* - Attached).  Pursuant to the Termination Agreement, the Company has paid to Atlantis U.S. $255,000 as of the date of this report, (May 31, 2004).

Item 10.D. Exchange Controls

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

Item 10.E. Taxation

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

Item 10. F. Dividends and Paying Agents

Not Applicable.

Item 10. G. Statement by Experts

Not Applicable.

Item 10. H. Documents on Display

We have filed this Annual Report on Form 20-F with the Securities and Exchange Commission under the Securities Exchange Act of 1934, Statements made in this annual report as to the contents of any contract, agreement or other document referred to are not necessarily complete.  With respect to each such contract, agreement or other document filed as an exhibit to this annual report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

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

Item 10. I   Subsidiary Information

Not Applicable.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Financial Instruments

(a)

Fair value

The carrying value of cash and term deposits, marketable securities, accounts receivable, bank indebtedness, accounts payable and accrued liabilities, amounts due to and from related parties and obligation under capital lease approximate their fair value because of the short maturity of these financial instruments.

(b)

Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and liabilities.

(c)

Credit risk

The Company is exposed to credit risk with respect to its accounts receivable, however, risk on accounts receivable is minimized by the Company's large customer base.  The Company monitors its exposure to credit risk for accounts receivable.

(d)

Translation risk

The Company translates the results of foreign operations into Canadian currency using approximately the average exchange rate for the year.  The exchange rate may vary from time to time.  This risk is minimized to the extent that all non-Canadian source revenues and expenses are in US dollars.

(e)

Market Risk

The Company is exposed to significant market risk with respect to its investment in marketable securities.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

The Company is not in default in the payment of principal, interest, sinking fund instalment or any other default with respect to any indebtedness of the Company.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no changes in the constituent instruments defining the rights of holders of common stock and no issuance of any other securities that has modified the rights of holders of common stock.

Use of Proceeds from Offering

Not Applicable

ITEM 15. CONTROLS AND PROCEDURES

a)

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES.  Our Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures [(as defined in Rules 13a-14(c) and 15d -14(c) under the Securities Exchange Act of 1934 (“Exchange Act”)] as of a date within 90 days of the filing date of this Annual Report on Form 20-F.  Based on such evaluation, they have concluded that as of such date, our disclosure controls and procedures are effective and designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable SEC rules and forms.

b)

CHANGES IN INTERNAL CONTROLS.  There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of evaluation by our Chief Executive Officer and Chief Financial Officer.

(See Exhibits 12.A.(1)*and 12.A.(2)*- Attached)

ITEM 16. AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANT FEES.

16.A. Audit Committee Financial Expert

The financial experience of Bedo H. Kalpakian, including his experience serving as Chief Financial Officer of another public company and a private company, and his experience in actively supervising principal financial officers, principal accounting officers, accountants, controllers and auditors determines that he is an audit committee financial expert within the meaning of the U.S. Sarbanes-Oxley Act of 2002.  (See Item 6.C.3. in this report for further details on the Audit Committee.)

16.B. Code of Ethics

On May 31, 2004, the Company’s Board of Directors adopted a Code of Ethics (the “Code”) for the Company’s

Chief Executive Officer and Chief Financial Officer and its principal accounting officer or controller, or persons performing similar function (the “Senior Financial Officers”) to deter wrongdoing and promote honest and ethical conduct in the practice of financial management, full, fair, accurate, timely and understandable disclosure; and compliance with all applicable laws and regulations.  These Senior Financial Officers are expected to abide by this Code as well as by all of the Company’s other applicable business policies, standards and guidelines. (See Exhibit 5.4* - Attached)

The Code of Ethics can be accessed electronically at http://www.LVFH.com .

Item 16.C. Auditor’s Fees & Services

(a)

Audit Fees: The aggregate fees billed for the each of the last two fiscal years by the Company’s Auditors were (2003: $26,319) and (2002: $21,500).

(b)

Audit – Related Fees: There were no further fees other than those disclosed in item (a) above.

(c)

Tax Fees: Tax fees were (2003: $3,100) and (2002: $1,700) which are included in the amounts disclosed in item (a) above.

(d)

All other Fees: There were no other fees.

The Audit Committee’s pre-approval policies and procedures: The Audit Committee has adopted procedures to pre-approve audit services and all non-audit services to be rendered by the Company’s external auditors. The Chairman of the Audit Committee has been delegated authority to pre-approve audit services up to a maximum cost of $25,000 and individual non-audit services up to a maximum cost of $10,000 per assignment.  All non-audit services that cost more than $10,000 per assignment must be pre-approved by the Audit Committee.

ITEM 17. FINANCIAL STATEMENTS

The Company’s Consolidated Audited Financial Statements for the year ended December 31, 2003 together with the report of the auditors, Smythe, Ratcliffe, Chartered Accountants, are filed as part of this annual report.  The Company's consolidated audited financial statements are stated in Canadian dollars (Cdn $) and are prepared in accordance with Canadian generally accepted accounting principles.

Independent Auditors Report

Comment by Independent Auditors for United States Readers on Canada

United States Reporting Conflict

Independent Auditors Report for the year 2001

Comment by Independent Auditors for United States Readers on Canada

United States Reporting Conflict

Consolidated Balance Sheets as at December 31, 2003 and December 31, 2002

Consolidated Statements of Operations and Deficit for the years ended

December 31, 2003, 2002 and 2001

Consolidated Statements of Cash Flows for the years ended

December 31, 2003, 2002 and 2001

Notes to the Consolidated Financial Statements

pages 49 -65

ii) Consolidated Financial Statement Schedules

I - Amounts Receivable (Payable) from Related Parties

and Underwriters, Promoters and

Employees other than Related Parties

II & III – Property, Plant and Equipment and

     Accumulated Depreciation, Depletion and

     Amortization of Property, Plant and Equipment

pages 67-68

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

ITEM 18. FINANCIAL STATEMENTS

The Company’s Consolidated Audited Financial Statements and schedules which are required to be filed hereunder are listed in Item 17 and are specifically incorporated by this reference.  The Company’s financial statements are stated in Canadian dollars (Cdn $) and are prepared in accordance with Canadian generally accepted accounting principles.

ITEM 19. EXHIBITS

1.1

Articles and Memorandum [Incorporated by reference - previously filed

Form 20-F/A, (March 8, 1999)]

1.2

Licensing Agreement Dated November 4, 2002 with Lucky 1 Enterprises Inc.

[Incorporate by reference -

previously filed on Form 20-F/A (2002)]

1.3

Indemnity Agreements with two Directors and an Officer [Incorporated by reference –

previously filed on Form 20-F/A (2002)]

1.4

Management Services Agreement [Incorporated by reference - previously filed on

Form 20-F (2001)]

1.5

Change of Auditor Documentation [Incorporated by reference - previously filed on

Form 8K (March 2003)]

1.6

Management Proxy Material, 2004 [Incorporated by reference - previously filed on

Form 6K (April, 2004)]

6.*

List of the Company’s subsidiaries

8.*

Statement explaining in reasonable detail how earnings per share are calculated

10.1.*

Sarbanes Oxley Act S906 Certification by Jacob H. Kalpakian, President

12.A.(1)*Sarbanes Oxley Act, S302  Certification by Bedo H. Kalpakian, CFO

12.A.(2)*Sarbanes Oxley Act, S302- Certification by Jacob H. Kalpakian, President & CEO

5.1*

Net Revenue Sharing Agreement – Attached

5.2*

Purchase/Sale Agreement for the Termination of the Net Revenue Sharing Agreement – Attached

5.3*

2004 Stock Option Plan – Attached

5.3(a)*

2003 Stock Option Plan - Attached

5.4*

Code of Ethics (May 31, 2004) - Attached

* Attached herewith

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

LAS VEGAS FROM HOME.COM

ENTERTANMENT INC.

“Bedo H.Kalpakian”

  Bedo H. Kalpakian

  Chairman

Dated this 31st day of May, 2004

Exhibit 12.A.(1)*

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

Date:  May 31, 2004

“Bedo H. Kalpakian”

Bedo H. Kalpakian

Chief Financial Officer

Exhibit 12.A.(2)

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

Date:  May 31, 2004

“Jacob H. Kalpakian”

Jacob H. Kalpakian

Chief Executive Officer

LAS VEGAS FROM HOME.COM

  ENTERTAINMENT INC.

Consolidated Financial Statements

December 31, 2003 and 2002

INDEX

Page

Consolidated Financial Statements

Reports of Independent Chartered Accountants

44-45

Consolidated Balance Sheets

46

Consolidated Statements of Operations and Deficit

47

Consolidated Statements of Cash Flows

48

Notes to Consolidated Financial Statements

49-65

REPORT OF INDEPENDENT CHARTERED ACCOUNTANTS

TO THE SHAREHOLDERS OF LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

We have audited the consolidated balance sheets of Las Vegas from Home.com Entertainment Inc. as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years ended December 31, 2003 and 2002.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.  The financial statements for the year ended December 31, 2001 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated February 1, 2002.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and cash flows for each of the two years then ended in conformity with Canadian generally accepted accounting principles.  Accounting principles generally accepted in Canada differ in certain significant respects from accounting principles in the United States of America and are discussed in note 12 to the consolidated financial statements.

Chartered Accountants

Vancouver, Canada

March 5, 2004

COMMENTS BY AUDITORS FOR U.S. READERS

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as described in note 1 to the consolidated financial statements.  Our report to the shareholders dated March 5, 2004, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

Chartered Accountants

Vancouver, British Columbia

March 5, 2004

Grant Thornton LLP

Chartered Accountants

Management Consultants

Canadian Member of

Grant Thornton International

Report of Independent Auditors

To the Shareholders of

Las Vegas From Home.com Entertainment Inc.

We have audited the consolidated balance sheet of Las Vegas From Home.com Entertainment Inc. as at December 31, 2001 and the consolidated statements of operations and deficit and changes in cash flows for the year then ended .. These financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Canada and with the standards of the Public Company Accounting Oversight Board of the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2001 and the results of its operations and its cash flows for the year then ended, in accordance with Canadian generally accepted accounting principles.

/s/ Grant Thornton LLP

Chartered Accountants

February 1, 2002

Vancouver, Canada

Comments by Auditors for U.S. Readers

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as described in Note  2 to the consolidated financial statements.  Our report to the shareholders dated February 1 , 2002 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

/s/ Grant Thornton LLP

Chartered Accountants

February 1, 2002

Vancouver, Canada

P.O. Box 11177, Royal Centre

Suite 2800 – 1055 West Georgia Street

Vancouver, British Columbia

V6E 4N3

Tel:

(604) 687-2711

Fax:

(604) 685-6569

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Consolidated Balance Sheets

December 31

	2003	2002
Assets

Current
Cash and term deposits	$0	$19,294
Marketable securities	17,374	0
Accounts receivable	179,133	93,851
Prepaids and security deposits	85,041	4,595
	281,548	117,740
Due from Related Party (note 9)	140,832	0
Interest in Mineral Property (note 5)	0	1
Property and Equipment (note 6)	238,655	227,459

Total Assets	$661,035	$345,200

Liabilities

Current
Bank indebtedness	$3,300	$0
Accounts payable and accrued liabilities	405,608	328,090
Due to related parties (note 9)	7,981	102,119
Obligation under capital lease (note 7)	19,389	0
	436,278	430,209
Obligation under Capital Lease (note 7)	20,303	0

	456,581	430,209

Stockholders' Equity (Deficiency)

Capital Stock (note 8)	14,113,569	12,343,788
Contributed Surplus (note 8(e))	314,433	0
Deficit	(14,223,548)	(12,428,797)

	204,454	(85,009)

Total Stockholders' Equity and Liabilities	$661,035	$345,200

Commitments (note11)

.....................................................................  Director

Bedo H. Kalpakian

.....................................................................  Director

Neil Spellman

See notes to consolidated financial statements

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Consolidated Statements of Operations and Deficit

Years Ended December 31

	2003	2002	2001

Interest Income	$1,997	$9,776	$20,087
Revenue	1,380,427	375,608	0
	1,382,424	385,384	20,087
Expenses
Salaries and benefits	1,130,199	828,290	381,145
Advertising and promotion	771,813	346,736	67,204
Rent	255,702	112,886	123,031
Consulting and professional fees	227,138	109,084	80,828
Management fees (note 9)	180,000	180,000	180,000
Travel, meals and entertainment	163,834	184,581	266,742
Legal, accounting and audit	133,947	188,293	90,287
Office	83,323	83,455	62,450
Technical consulting	59,701	272,698	197,299
Bank charges, interest and foreign
exchange	34,278	26,644	29,494
Telephone	27,704	25,484	97,651
License fee	26,755	41,250	56,775
Shareholder communication	11,150	5,641	3,172
Regulatory and transfer agent fees	6,891	12,270	23,587
Repairs and maintenance	0	7,018	0
Donation	0	2,100	0
Recovery on software development
(note 9(a))	0	(200,000)	0
Amortization	71,677	67,188	46,534
	3,184,112	2,293,618	1,706,199
Loss Before Other Items	(1,801,688)	(1,908,234)	(1,686,112)
Other Items
Gain on sale of investments	6,502	0	0
Gain (loss) on disposal of property
and equipment	435	(39,575)	114
Recovery (provision) for loans
receivable	0	156,470	(181,677)
Write-down of software	0	(166,023)	(239,196)
Gain on settlement of debt	0	200,000	0
Interest income on debt settlement	0	15,000	0
	6,937	165,872	(420,759)
Net Loss	(1,794,751)	(1,742,362)	(2,106,871)
Deficit, Beginning of Year	(12,428,797)	(10,686,435)	(8,579,564)

Deficit, End of Year	$(14,223,548)	$(12,428,797)	$(10,686,435)
Net Loss Per Share	$ (0.04)	$ (0.05)	$ (0.10)
Weighted Average Number of
Common Shares	42,579,518	34,176,428	21,184,593

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Consolidated Statements of Cash Flows

Years Ended December 31

	2003	2002	2001

Operating Activities
Net loss	$(1,794,751)	$(1,742,362)	$(2,106,871)
Items not involving cash
Amortization	71,677	67,188	46,534
Stock-based compensation	314,433	0	0
Gain on sale of investments	(6,502)	0	0
Loss (gain) on disposal of property and equipment equipment	(435)	39,575	(114)
(Recovery) provision for loans receivable	0	(156,470)	181,677
Write-down of software	0	166,023	239,196
Gain on settlement of debt	0	(200,000)	0
Operating Cash Flow	(1,415,578)	(1,826,046)	(1,639,578)
Change in Non-Cash Working Capital
Accounts receivable	(85,282)	(66,119)	(18,242)
Prepaids and security deposits	(80,446)	60,105	12,787
Due from related party	(140,832)	26,180	(96,029)
Accounts payable and accrued liabilities	77,518	115,134	66,083
Due to related parties	(94,138)	88,532	6,570
	(323,180)	223,832	(28,831)
Cash Used in Operating Activities	(1,738,758)	(1,602,214)	(1,668,409)
Financing Activities
Common shares issued, net of issue costs	1,769,781	1,542,400	1,531,804
Capital subscriptions	0	0	150,000
Loan payable	0	0	200,000
Loan receivable	0	0	(1,623)
Repayment of capital lease	(8,403)	0	(12,576)
Cash Provided by Financing Activities	1,761,378	1,542,400	1,867,605
Investing Activities
Proceeds on sale of marketable securities	30,864	0	0
Purchase of marketable securities	(34,553)	0	0
Proceeds on disposal of property and equipment	1,650	1,353	1,605
Purchase of property and equipment	(43,175)	(41,517)	(256,718)
Cash Used in Investing Activities	(45,214)	(40,164)	(255,113)

Outflow of Cash	(22,594)	(99,978)	(55,917)
Cash and Term Deposits, Beginning of Year	19,294	119,272	175,189

Cash and Term Deposits (Bank Indebtedness),
End of Year	$(3,300)	$19,294	$119,272

Supplementary Information
Interest paid	$21,496	$0	$0

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2003, 2002 and 2001

1.

NATURE OF OPERATIONS AND GOING CONCERN

These financial statements have been prepared on the basis of accounting principles applicable to a "going concern" basis, which assumes that the Company will continue to be in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company was previously involved in the exploration of mineral properties.  During 2003, the Company decided to write down its remaining mineral property to $0 (note 5) as it is no longer pursuing this activity.

The Company and its Antiguan subsidiary Action Poker Gaming Inc. (“Action”) are in the business of developing and marketing software for online multiplayer interactive card games.

During 2002, Action moved its operations from its location in Antigua to the facilities of Mohawk Internet Technologies Inc. ("Mohawk") which acts as its hosting facility for its servers, located on the Kahnawakee Mohawk Reserve ("Kahnawakee") in Canada.

Kahnawakee has reserve status in Canada, and has its own regulations and laws concerning interactive gaming.  These regulations allow the Kahnawakee Gaming Commission to issue a gaming licence to a third party authorizing the conduct of authorized games by means of a telecommunication device, including the Internet.  The law in Kahnawakee regarding on-line gaming has not yet been tested by Canadian legal authorities therefore the legality of this issue is inconclusive.

The Kahnawakee Gaming Commission issued to Action, an interactive gaming license to operate and exploit an Internet gaming facility, to be located at Mohawk for the period commencing November 1, 2002 and ending October 31, 2004 (note 11(a)).

The gaming and entertainment operations are carried on by the Company's Antiguan subsidiary.  Due to the nature of Internet gaming and payment by credit card the subsidiary cannot verify whether the customers are of a lawful age.  The expected principal revenues of the Company's Antiguan subsidiary will be from collecting rakes, licensing fees and royalties.  The subsidiary operates as an Internet host of card games and collects a fee as host (rake) and does not participate in the actual card games.

Although management believes that the conduct of Internet gaming related activities by its Antiguan  subsidiary represents a lawful business, there is the risk that the legality of the Internet gaming related activities may be challenged by Canadian or other legal authorities.  If the legality of the Internet gaming related activities are challenged and the challenge is sustained, it may have a material adverse impact on the financial affairs of the Company.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2003, 2002 and 2001

1.

NATURE OF OPERATIONS AND GOING CONCERN (Continued)

The Company has incurred significant operating losses over the past three fiscal years.  In addition, the Company must raise significant capital to develop its business and to fund operation costs.  It is not certain that the Company will be successful in its efforts to raise the required capital to continue its operations uninterruptedly.  Management’s efforts are directed at reducing overhead costs, increasing revenues and pursuing opportunities of merit for the Company.  It is the Company’s intention to pursue equity and debt financings in order to conduct its operations without interruption.

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

2.

BASIS OF PRESENTATION

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and all amounts are expressed in Canadian dollars.  As described in note 12, these principles differ in certain respects from those that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States of America.

3.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Principles of consolidation

These consolidated financial statements include the accounts of Las Vegas from Home.com Entertainment Inc., and its wholly-owned subsidiary Action Poker Gaming Inc.  The Company’s other subsidiaries Touchdown Inc., Endzone Inc., G.T. Enterprises Inc. and Azat Investment LLC were dissolved in 2003.  All inter-company balances and transactions have been eliminated.

(b)

Mineral properties

Mineral properties are recorded at cost.  The costs relating to a property abandoned were written off when the decision to abandon was made.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2003, 2002 and 2001

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)

Amortization

Amortization of property and equipment is calculated on the following bases and annual rates:

Software and development costs

-  30% Declining balance

Computer equipment

-  30% Declining balance

Software development costs are capitalized once technical feasibility has been established and a market has been identified.  Such capitalized costs are amortized over the expected life of the product developed once it has been commercially released or pro-rata based upon future revenue projection, whichever creates the greatest amortization expense.

(d)

Stock-based compensation plans

Effective January 2002, the Company adopted the new C.I.C.A. Handbook recommendation in accounting for its employee stock option plans.  Options granted to employees are accounted for using the intrinsic value method where compensation expense is recorded when options are granted at discounts to market.  Options granted to non-employees are accounted for using the fair value method where compensation expense is calculated using the Black-Scholes options pricing model.

(e)

Revenue recognition

The Company recognizes revenues from licensees and customers on an accrual basis based on agreed terms of licences and contracts as the services are rendered, when collectibility is assured and no future obligation exists.  Revenues are earned from licensees based on rake splits established in licensee contracts and can vary depending on the licensee.

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

Years Ended December 31, 2003, 2002 and 2001

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g)

Foreign currency translation

Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)

Monetary assets, liabilities and long-term monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;

(ii)

Non-monetary assets and liabilities at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)

Revenues and expenses (excluding amortization which is translated at the same rate as the related asset), at the rates in effect at the time of the transaction.

Gains and losses arising from this translation of foreign currency are included in net income.

(h)

Net loss per share

Net loss per share is calculated using the weighted average number of shares outstanding.  The dilutive effect of options and warrants is not reflected in loss per share for 2003, 2002 and 2001 as the effect would be anti-dilutive.

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

4.

FINANCIAL INSTRUMENTS

(i)

Fair value

The carrying value of cash and term deposits, marketable securities, accounts receivable, bank indebtedness, accounts payable and accrued liabilities, amounts due to and from related parties and obligation under capital lease approximate their fair value because of the short maturity of these financial instruments.

(ii)

Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and liabilities.

(iii)

Credit risk

The Company is exposed to credit risk with respect to its accounts receivable, however, risk on accounts receivable is minimized by the Company's large customer base.  The Company monitors its exposure to credit risk for accounts receivable.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2003, 2002 and 2001

4.

FINANCIAL INSTRUMENTS (Continued)

(iv)

Translation risk

The Company translates the results of foreign operations into Canadian currency using  approximately the average exchange rate for the year.  The exchange rate may vary from time to time.  This risk is minimized to the extent that all non-Canadian source revenues and expenses are in US dollars.

5.

MINERAL PROPERTIES

	2003	2002

Pike County, United States of America
Acquisition cost, net of proceeds	$0	$1

During 1992, the Company purchased several mineral properties located in Pike County, Arkansas, USA.  During 1999, the Company sold a portion of the mineral properties and wrote down the remaining mineral property to $1.  During 2003, the Company wrote down the mineral property to $0.

6.

PROPERTY AND EQUIPMENT

	2003
		Accumulated	Net
	Cost	Amortization	Book Value

Software and development costs	$180,901	$(72,360)	$108,541
Computer equipment	130,970	(40,034)	90,936
Computer equipment under capital lease	46,092	(6,914)	39,178

	$357,963	$(119,308)	$238,655

	2002
		Accumulated	Net
	Cost	Amortization	Book Value

Software and development costs	$180,901	$(36,180)	$144,721
Computer equipment	94,471	(11,733)	82,738

	$275,372	$(47,913)	$227,459

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2003, 2002 and 2001

6.

PROPERTY AND EQUIPMENT (Continued)

During 2000, the Company helped develop and acquired, subject to a Source Code Escrow Agreement, ownership interest in certain software for multi-player interactive games.  The software was at a stage where it could be played for fun money when various disputes arose between the Company and the software developer during 2001.  As a result, the development of the software was halted.  During 2001, the Company wrote down the software by $156,724 and, during 2002 the Company wrote off the remaining $166,023.  The Company commenced legal action against the Software Developer seeking re-payment of a promissory note due to the Company for $25,000 plus interest.  Subsequently, the Company and two Directors were named defendants in a counterclaim for damages totalling $307,944.  On July 25, 2003, the parties to these lawsuits settled all their differences by entering into an amicable out of court settlement and as a result, these lawsuits were dismissed by consent.

During 2001, the Company commenced developing its own multi-player interactive card games software.  The amount of $180,901 has been capitalized under software and development costs.  Amortization commenced in 2002 as the software was commercially released during the year.

7.

OBLIGATION UNDER CAPITAL LEASE

The following is the schedule of future minimum lease payments under capital lease:

2004	$19,389
2005	19,389
2006	16,279

Total minimum lease payments	55,057
Less: Amount representing interest and executory costs	15,365

Present value of net minimum lease payments	39,692
Less: Current portion	19,389

Obligation under capital lease	$20,303

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2003, 2002 and 2001

8.

CAPITAL STOCK

(a)

Authorized

  100,000,000

Common shares without par value

    5,000,000

Preferred shares

(b)

Issued

	Number
	of Shares	Amount

Balance, December 31, 2000	12,609,236	$9,269,584
Exercise of warrants for cash	341,125	60,257
Private placements
Net proceeds	11,737,392	1,611,261
Finder's fees	66,667	(139,714)

Balance, December 31, 2001	24,754,420	10,801,388
Exercise of warrants for cash	1,311,066	199,800
Private placements
Net proceeds	9,038,000	1,372,600
Finder's fees	3,000,000	(30,000)

Balance, December 31, 2002	38,103,486	12,343,788
Exercise of stock options for cash	1,929,814	199,785
Private placements
Net proceeds	11,999,970	1,569,996

Balance, December 31, 2003	52,033,270	$14,113,569

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2003, 2002 and 2001

8.

CAPITAL STOCK (Continued)

During 2003, the Company closed non-brokered private placements with a related company, certain directors of the Company and individuals for a total number of 11,999,970 common shares at prices ranging from $0.10 to $0.15 per share, for net proceeds of $1,569,996.

During 2002, the Company closed non-brokered private placements with certain directors of the Company and individuals for a total number of 12,038,000 units of the Company’s securities at prices ranging from $0.10 to $0.20 per unit, for net proceeds of $1,342,600.  Of the units issued, 1,688,000 units consisted of one common share in the capital of the Company and one non-transferable share purchase warrant.  Each share purchase warrant entitles the holder thereof to purchase one additional common share in the capital of the Company for a period of two years from the closing date at an exercise price of $0.35 per common share in the first year and $0.70 per common share in the second year.

During 2002, the Company issued 1,311,066 common shares of the Company to certain directors of the Company and certain individuals as a result of the exercising of warrants from $0.14 to $0.16 per warrant for total proceeds of $199,800.

(d)

Warrants

At December 31, 2003, the following warrants are outstanding.  Each warrant entitles the holder to purchase one common share of the Company at the exercise price per common shares with the following expiry dates:

	Exercise	Number of Warrants
Expiry Date	Price	2003	2002

March 5, 2003	$ 0.16	0	100,000
March 20, 2003	$ 0.15	0	25,000
April 24, 2003	$ 0.14	0	614,114
May 9, 2003	$ 0.14	0	2,475,000
June 1, 2003	$ 0.40	0	875,000
June 4, 2003	$ 0.40	0	920,000
June 22, 2003	$ 0.25 to $ 0.40	0	2,075,000
June 28, 2003	$ 0.40	0	125,000
July 13, 2003	$ 0.40	0	875,000
September 17, 2003	$ 0.25	0	2,000,000
January 9, 2004	$ 0.35 or $ 0.70	955,000	955,000
February 8, 2004	$ 0.35 or $ 0.70	733,000	733,000

Total warrants outstanding		1,688,000	11,772,114

The warrants with expiry dates of January 9, 2004 and February 8, 2004 have expired subsequent to year-end.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2003, 2002 and 2001

8.

CAPITAL STOCK (Continued)

(e)

Stock options

From time to time the Company grants stock options to employees and directors pursuant to the rules and regulations of the TSX Venture Exchange (“TSX”).  During 2002, the Company adopted an incentive stock option plan (“the 2002 Plan”) under which the Company may issue 3,810,349 stock options to acquire common shares in the capital of the Company as an incentive to officers, directors, employees management company employees and consultants who can contribute to the success of the Company.  In addition to the 2002 Plan, the Company’s shareholders adopted and approved the Company’s 2003 Stock Option Plan (the “2003 Plan”) under which the Company may reserve up to 10% of its issued and outstanding share capital for issuance under the Company’s stock option plan on a “rolling” basis, meaning the 10% limit is calculated from time to time whenever an option is granted and is based on the number of the then issued and outstanding common shares.  The 2003 Plan has received TSX approval.  The following summarizes the employee, director and consultant stock options that have been granted, exercised, cancelled and expired during the years ended December 31, 2003, 2002 and 2001.

	Number	Exercise
Expiry Date	of Shares	Price

Balance, December 31, 2000	1,219,001	$ 0.20 to $ 0.45
Year ended December 31, 2001
Options granted	1,755,002	$ 0.14 to $ 0.40
Options cancelled	(365,045)	$ 0.14 to $ 0.20
Options expired	(137,516)	$ 0.40 to $ 0.75

Balance, December 31, 2001	2,471,442	$ 0.14 to $ 0.75
Year ended December 31, 2002
Options granted	2,746,907	$ 0.10 to $ 0.11
Options cancelled	(1,608,000)	$ 0.11 to $ 0.36

Balance, December 31, 2002	3,610,349	$ 0.10 to $ 0.36
Year ended December 31, 2003
Options granted	2,920,349	$ 0.11 to $ 0.22
Options cancelled	(516,178)	$ 0.10 to $ 0.36
Options exercised	(1,929,814)	$ 0.10 to $ 0.36
Options expired	(1,146,357)	$ 0.10 to $ 0.11

Balance, December 31, 2003	2,938,349	$ 0.11 to $ 0.36

Stock options that were priced between $0.76 to $1.49 per share were repriced to $0.36 per share during 2000.  During 2002, stock options totalling 1,275,890 granted between September 20, 1999 to September 4, 2001 priced between $0.20 to $1.49 per share were repriced to $0.11 per share.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2003, 2002 and 2001

8.

CAPITAL STOCK (Continued)

(e)

Stock options (Continued)

At December 31, 2003 and 2002, the following stock options are outstanding.  The options entitle the holders to purchase the stated number of common shares at the exercise price per common share with the following expiry dates:

	Exercise	Number of Shares
Expiry Date	Price	2003	2002

August 5, 2004	$ 0.36	25,000	0
September 10, 2004	$ 0.36	0	50,000
March 10, 2005	$ 0.11	0	156,176
August 4, 2005	$ 0.11	0	185,000
September 25, 2002	$ 0.11	0	171,264
November 16, 2005	$ 0.11	0	131,000
March 23, 2006	$ 0.15	25,000	25,000
May 3, 2003	$ 0.11 to $ 0.23	0	46,178
June 4, 2003	$ 0.11 to $ 0.24	0	32,450
July 10, 2003	$ 0.11 to $ 0.20	0	100,000
December 7, 2003	$ 0.10 to $ 0.22	0	166,374
May 17, 2003	$ 0.11	0	963,907
November 4, 2003	$ 0.10	0	1,583,000
September 25, 2004	$ 0.11	993,000	0
October 10, 2004	$ 0.11	25,000	0
October 28, 2004	$ 0.22	1,870,349	0

Total stock options
outstanding		2,938,349	3,610,349

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2003, 2002 and 2001

8.

CAPITAL STOCK (Continued)

(e)

Stock options

The Company applies the Intrinsic Value Method in accounting for its stock options granted to employees, and accordingly in 2003, compensation expense of $143,128 (2002 - $0; 2001 - $0) was recognized as salaries expense.  The Company applies the Fair Value Method in accounting for its stock options granted to consultants, and accordingly, compensation expense of $171,305 (2002 - $0; 2001 - $0) was recognized as consulting expense.  The total amount in 2003 of $314,433 (2002 - $0; 2001 - $0) is reflected as contributed surplus on the consolidated balance sheets.

Had compensation expense for stock options granted to employees been determined under the fair value method using the Black-Scholes option - pricing model, the pro-forma effect on the Company's net loss and per share amounts would have been as follows:

	2003	2002

Net loss, as reported	$(1,794,751)	$(1,742,362)
Recognized under intrinsic
value, as reported	143,128	0
Unrecognized fair value	(357,152)	(90,610)

Net loss, pro-forma	$(2,008,775)	$(1,832,972)

Net loss per share, as reported	$ (0.04)	$ (0.05)
Net loss per share, pro-forma	$ (0.05)	$ (0.05)

The fair value of each option grant is calculated using the following weighted average assumptions:

	2003	2002

Expected life (years)	1	1
Interest rate	3.00%	2.75%
Volatility	188.13%	78.19%
Dividend yield	0.00%	0.00%

Certain options were variable options as they were repriced during 2002, all of which were cancelled, exercised or expired during the year.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2003, 2002 and 2001

9.

RELATED PARTY TRANSACTIONS

(a)

During 2002, the Company received a payment of $200,000 from Lucky 1 Enterprises Inc. ("Lucky"), a company related by common management, directors and officers.  This payment represents Lucky’s sole contribution towards the software development costs for three on-line card games (“the gaming software”).  The Company and Lucky have equal ownership of the gaming software.  The Company's Antiguan subsidiary is the operator of the gaming software and is responsible for the marketing of all the on-line card games.  The Company's Antiguan subsidiary receives 60% of all revenues generated from the operations of the gaming software and Lucky receives the remaining 40%.

(b)

Due from related party

	2003	2002

Lucky 1 Enterprises Inc.	$140,832	$0

(c)

Due to related parties

	2003	2002

Lucky 1 Enterprises Inc.	$0	$26,821
Directors	7,981	75,298

	$7,981	$102,119

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

Years Ended December 31, 2003, 2002 and 2001

9.

RELATED PARTY TRANSACTIONS (Continued)

Related party transactions during the year:

(i)

paid interest income to directors $3,433 (2002 - $842; 2001 - $8,004);

(ii)

paid management fees to a company related by common management and directors $180,000 (2002 - $180,000; 2001 - $180,000);

(iii)

received interest income from Lucky for loans $1,740 (2002 - $4,834; 2001 - $8,311);

(iv)

received rent from Lucky for shared offices $7,090 (2002 - $5,153; 2001 - $0);

(v)

paid rent to Lucky for shared offices $0 (2002 - $0; 2001 - $35,670).

(vii)

reimbursed Lucky $155,796 (2002 - $142,351; 2001 - $115,023) for payroll and benefits;

(viii)

reimbursed Lucky $29,629 (2002 - $31,819; 2001- $30,323) for other office expenses; and

(ix)

interest was charged for funds loaned to the Company by Lucky $1,387 (2002 - $303; 2001 - $0).

10.

INCOME TAXES

	2003	2002

Future income tax assets

Non-capital loss carry-forwards for Canadian purposes	$7,041,796	$4,635,558
Excess of unamortized capital cost over net book value of fixed assets	61,661	52,805
Exploration expenditures for Canadian purposes
Unused cumulative Canadian exploration expenses	6,370	6,370
Unused cumulative foreign exploration and development expenses	262,527	262,527

	7,372,354	4,957,260

Tax rate - 38.00% (2002 - 39.62%)	2,801,495	1,964,066
Less: Valuation allowance	(2,801,495)	(1,964,066)

	$0	$0

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2003 2002 and 2001

10.

INCOME TAXES (Continued)

The valuation allowance reflects the Company's estimate that the tax assets will likely not be realized and consequently have not been recorded in these financial statements.

For Canadian income tax purposes, the exploration and development expenses can be carried forward indefinitely.

The Company has net capital losses for income tax purposes of $905,088, which can be carried forward indefinitely.

The Company has available approximate non-capital losses which may be carried-forward to apply against future income for Canadian tax purposes.  The losses expire as follows:

2004	$119,552
2005	158,221
2006	708,311
2007	1,108,651
2008	1,049,307
2009	1,578,410
2010	2,319,074

$7,041,526

The benefit of these losses has not been recorded in these financial statements.

11.

COMMITMENTS

(a)

Pursuant to agreements entered into with various parties the Company's Antiguan subsidiary Action is required to make the following payments:

(i)

Interactive gaming license

Monthly user fees of $10,000 US each month from May 1, 2003 to October 31, 2004.

(ii)

Financial transaction fees

Minimum monthly fee of $2,000 US for credit card transactions, plus bank surcharges and other charges or fees imposed by banks or clearing houses for handling credit card transactions.

(iii)

Net revenue sharing

35% of Action’s share of monthly net revenues, after deducting all server and bandwidth costs, all transaction related costs and fees, and all chargebacks to an arm’s length on-line casino.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2003, 2002 and 2001

11.

COMMITMENTS (Continued)

(b)

Lease commitments

The Company has entered into operating leases expiring in 2006, for office space and office equipment.  The minimum rental commitments under operating leases are as follows:

Amount

2004	$47,439
2005	$56,916
2006	$14,229

12.

DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES

(a)

On April 30, 2003 the FASB issued Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities.  Statement 149 is intended to result in more consistent reporting of contracts as either freestanding derivative instruments subject to Statement 133 in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features.  In addition, Statement 149 clarifies the definition of a derivative by providing guidance on the meaning of initial net investments related to derivatives.  Statement 149 is effective for contracts entered into or modified after June 30, 2003.  The Company believes the adoption of Statement 149 will not have any effect on its consolidated financial position, results of operations or cash flows.

(b)

The financial statements have been prepared in accordance with accounting principles and practices generally accepted in Canada (“Canadian GAAP”) which differ in certain respects from those principles and practices that the Company would have followed had its financial statements been prepared in accordance with principles and practices generally accepted in the United States of America (“US GAAP”).

Under US GAAP, the accounting treatment would differ as follows:

1.

Exploration costs are expensed as incurred.  As a result, under US GAAP there is greater expense in earlier periods and fewer write-downs in subsequent periods than under Canadian GAAP.

2.

The value of marketable securities is recorded at market value.  The value recorded under Canadian GAAP is the lower of cost and market.

For US GAAP purposes unrealized gains and losses on marketable securities available for sale are recorded as a separate item in the stockholders’ equity section as other comprehensive income.  For Canadian GAAP gains and losses are only recognized in the income statements when realized.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2003, 2002 and 2001

12.

DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES (Continued)

	2003	2002	2001

Net loss under Canadian GAAP	$(1,794,751)	$(1,742,362)	$(2,106,871)
Compensation expense related to stock options under US GAAP	0	0	(123,644)

Net loss under US GAAP	(1,794,751)	(1,742,362)	(2,230,515)

Basic and diluted loss per common share under US GAAP	$ (0.05)	$ (0.05)	$ (0.11)

(d)

Effect on interest in mineral properties

	2003	2002	2001

Interest in mineral properties under US GAAP	$0	$1	$1

(e)

Effect on stockholders’ equity

	2003	2002	2001

Stockholders’ equity (deficiency) under Canadian GAAP	$204,454	$(83,590)	$264,953
Adjustment to capital stock for value of stock options granted under US GAAP	0	0	123,644
Compensation expense related to stock options under US GAAP	0	0	(123,644)
Comprehensive income on available for sale securities recorded at cost for Canadian GAAP and at fair value for US GAAP purposes	5,783	0	0
Other comprehensive income for US GAAP	(5,783)	0	0

	0	0	0

Stockholders’ equity (deficiency) under US GAAP	$204,454	$(83,590)	$264,953

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2003, 2002 and 2001

13.

SUBSEQUENT EVENTS

Subsequent to year-end, the Company entered into non-brokered private placement financing agreements with Lucky, a related company.  The Company has issued 1,250,000 common shares of the Company at $0.32 per share for total proceeds of $400,000 and 2,750,000 common shares of the Company at $0.30 per share for total proceeds of $825,000.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

AMOUNTS RECEIVABLE/(PAYABLE) FROM RELATED PARTIES AND UNDERWRITERS

PROMOTERS AND EMPLOYEES OTHER THAN RELATED PARTIES

Schedule I

Name of Debtor	Balance, Beginning of Period	Additions	Collected/Paid	Amount Written off	Balance, End of period Receivable (Payable)

2003
J. Kalpakian	$ (48,929)	$ 35,298	$ -	$ -	$ (13,631)
B. Kalpakian	(26,369)	32,019	-	-	5,650
Lucky 1 Enterprises Inc.	(26,821)	167,653	-	-	140,832
Webscape/David Neale **	(54)	-	-	-	(54)

2002
J. Kalpakian	$ (1,454)	$ (47,475)	$ -	$ -	$ (48,929)
B. Kalpakian	(7,076)	(19,293)	-	-	(26,369)
Lucky 1 Enterprises Inc.	-	(26,821)	-	-	(26,821)
Webscape/David Neale **	(5,057)	-	3,000	2,003	(54)

2001
J. Kalpakian	$ -	$ 860,526	$ (861,980)	$ -	$ (1,454)
B. Kalpakian	-	90,412	(97,488)	-	(7,076)
Lucky 1 Enterprises Inc.	86,621	274,111	(204,262)	(156,470)	-
Webscape/David Neale	(7,017)	-	1,960	-	(5,057)

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

2003

Software development costs

    Capitalized

Software

Computer Equipment

Furniture and equipment

Mineral Property

Computer under capital lease

Accumulated Amortization

    Software Development

    Computer equipment

    Computer under capital lease

Net book value

    Software development

        Costs capitalized

    Software

    Computer equipment

    Mineral Property

    Computer under capital lease

$ 180,901 0 94,471 0 1 0 (36,180) (11,733) 0 144,721 0 82,738 1 0	$ - 0 39,323 - (1) 46,092 (36,180) (28,583) (6,914)	$ - - (2,824) - - - - 282 -	$ - - - - - - - - -	$ 180,901 0 130,970 0 0 46,092 (72,360) (40,034) (6,914) 108,541 0 90,936 0 39,178

2002

Software development costs

    Capitalized

Software

Computer Equipment

Furniture and equipment

Mineral Property

Vehicle under capital lease

Accumulated Depreciation

    Software Development

    Computer equipment

    Furniture and equipment

    Vehicle under capital lease

Net book value

    Software development

        Costs capitalized

    Software

    Computer equipment

    Furniture and equipment

    Mineral Property

    Vehicle under capital lease

$ 180,901 156,722 159,389 17,069 1 53,683 0 (59,888) (3,093) (10,066) 180,901 156,722 99,501 13,976 1 43,617	$ - - 60,597 - - - (36,180) (8,005) (986) (13,421)	$ - (156,722) (125,515) (17,069) - (53,683) - 56,160 4,079 23,487	$ - - - - - - - - - -	$ 180,901 0 94,471 0 1 0 (36,180) (11,733) 0 0 144,721 0 82,738 0 1 0

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

Exhibit 6.

.   The following chart sets forth the Company’s corporate structure:

The Company’s other subsidiaries Touchdown Inc., Endzone Inc., G.T. Enterprises Inc. and Azat Investment LLC were dissolved in 2003.  All inter-company balances and transactions have been eliminated.

Subsequent to the year ended December 31, 2003, the Company acquired, on April 28, 2004, Action Commerce Limited (UK), a United Kingdom corporation.  Action Commerce Limited (UK) is a wholly owned subsidiary of the Company.

Action Poker Gaming Inc, an Antiguan corporation, is a wholly owned subsidiary of the Company.

Exhibit 8

Explanation of how earnings per share is calculated

Earnings and Loss per share are calculated by dividing the net loss or profit by the weighted average number of common shares outstanding.  The weighted average is obtained by dividing the remaining months left in the year by 12 (twelve), multiplied by the number of shares that are issued in that particular month.

Exhibit 10.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Las Vegas From Home.com Entertainment Inc., (the "Company") on Form 20F for the period ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Jacob H. Kalpakian, the President of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1)

the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Jacob H. Kalpakian

“Jacob H.Kalpakian”President

Las Vegas From Home.com Entertainment Inc.

May 31, 2004