Form 20-F/A
LAS VEGAS FROM HOME COM ENTERTAINMENT INC
filed 2004-07-14
CIK 1061612

UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.   20549

FORM 20-F/A

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

Name	Date of Grant	Securities Under Options Granted (#)	Exercise or Base Price ($/Security)	Expiration Date
Bedo H. Kalpakian	October 28, 2003	393,174	0.22	October 28, 2004
Jacob H. Kalpakian	October 28, 2003	285,175	0.22	October 28, 2004
Greg McFarlane	September 10, 1999 March 23, 2001	25,000 25,000	0.36 0.15	September 10, 2004 March 23, 2006
Neil Spellman	N/A	Nil	N/A	N/A
Penilla Klomp	September 25, 2003 October 28, 2003	68,000 100,000	0.11 0.22	September 25, 2004 October 28, 2004
	Total	896,349

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

CERTIFICATIONS

CERTIFICATION PURSUANT TO

18 U.S.C. ss.1350, AS ADOPTED PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Bedo H. Kalpakian, certify that:

1.

I have reviewed this annual report on Form 20F/A of Las Vegas From Home.com Entertainment Inc.

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

CERTIFICATIONS

CERTIFICATION PURSUANT TO

18 U.S.C. ss.1350, AS ADOPTED PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Jacob H. Kalpakian, certify that:

1.

I have reviewed this annual report on Form 20F/A of Las Vegas From Home.com Entertainment Inc.

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

Bedo H. Kalpakian

.....................................................................  Director

Neil Spellman

See notes to consolidated financial statements

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Consolidated Statements of Operations and Deficit

Years Ended December 31

	2003	2002	2001

Interest Income	$1,997	$9,776	$20,087
Revenue	1,380,427	375,608	0
	1,382,424	385,384	20,087
Expenses
Salaries and benefits	1,130,199	828,290	381,145
Advertising and promotion	771,813	346,736	67,204
Rent	255,702	112,886	123,031
Consulting and professional fees	227,138	109,084	80,828
Management fees (note 9)	180,000	180,000	180,000
Travel, meals and entertainment	163,834	184,581	266,742
Legal, accounting and audit	133,947	188,293	90,287
Office	83,323	83,455	62,450
Technical consulting	59,701	272,698	197,299
Bank charges, interest and foreign
exchange	34,278	26,644	29,494
Telephone	27,704	25,484	97,651
License fee	26,755	41,250	56,775
Shareholder communication	11,150	5,641	3,172
Regulatory and transfer agent fees	6,891	12,270	23,587
Repairs and maintenance	0	7,018	0
Donation	0	2,100	0
Recovery on software development
(note 9(a))	0	(200,000)	0
Amortization	71,677	67,188	46,534
	3,184,112	2,293,618	1,706,199
Loss Before Other Items	(1,801,688)	(1,908,234)	(1,686,112)
Other Items
Gain on sale of investments	6,502	0	0
Gain (loss) on disposal of property
and equipment	435	(39,575)	114
Recovery (provision) for loans
receivable	0	156,470	(181,677)
Write-down of software	0	(166,023)	(239,196)
Gain on settlement of debt	0	200,000	0
Interest income on debt settlement	0	15,000	0
	6,937	165,872	(420,759)
Net Loss	(1,794,751)	(1,742,362)	(2,106,871)
Deficit, Beginning of Year	(12,428,797)	(10,686,435)	(8,579,564)

Deficit, End of Year	$(14,223,548)	$(12,428,797)	$(10,686,435)
Net Loss Per Share	$ (0.04)	$ (0.05)	$ (0.10)
Weighted Average Number of
Common Shares	42,579,518	34,176,428	21,184,593

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Consolidated Statements of Cash Flows

Years Ended December 31

	2003	2002	2001

Operating Activities
Net loss	$(1,794,751)	$(1,742,362)	$(2,106,871)
Items not involving cash
Amortization	71,677	67,188	46,534
Stock-based compensation	314,433	0	0
Gain on sale of investments	(6,502)	0	0
Loss (gain) on disposal of property and equipment	(435)	39,575	(114)
(Recovery) provision for loans receivable	0	(156,470)	181,677
Write-down of software	0	166,023	239,196
Gain on settlement of debt	0	(200,000)	0
Operating Cash Flow	(1,415,578)	(1,826,046)	(1,639,578)
Change in Non-Cash Working Capital
Accounts receivable	(85,282)	(66,119)	(18,242)
Prepaids and security deposits	(80,446)	60,105	12,787
Due from related party	(140,832)	26,180	(96,029)
Accounts payable and accrued liabilities	77,518	115,134	66,083
Due to related parties	(94,138)	88,532	6,570
	(323,180)	223,832	(28,831)
Cash Used in Operating Activities	(1,738,758)	(1,602,214)	(1,668,409)
Financing Activities
Common shares issued, net of issue costs	1,769,781	1,542,400	1,531,804
Capital subscriptions	0	0	150,000
Loan payable	0	0	200,000
Loan receivable	0	0	(1,623)
Repayment of capital lease	(8,403)	0	(12,576)
Cash Provided by Financing Activities	1,761,378	1,542,400	1,867,605
Investing Activities
Proceeds on sale of marketable securities	30,864	0	0
Purchase of marketable securities	(34,553)	0	0
Proceeds on disposal of property and equipment	1,650	1,353	1,605
Purchase of property and equipment	(43,175)	(41,517)	(256,718)
Cash Used in Investing Activities	(45,214)	(40,164)	(255,113)

Outflow of Cash	(22,594)	(99,978)	(55,917)
Cash and Term Deposits, Beginning of Year	19,294	119,272	175,189

Cash and Term Deposits (Bank Indebtedness),
End of Year	$(3,300)	$19,294	$119,272

Supplementary Information
Interest paid	$21,496	$0	$0

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

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Las Vegas From Home.com Entertainment Inc., (the "Company") on Form 20F/A for the period ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"),We, Jacob H. Kalpakian, the President and C.E.O.of the Company, and Bedo H. Kalpakian, Chairman and C.F.O. of the Company certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to our knowledge:

(1)

the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Jacob H. Kalpakian

Bedo H. Kalpakian

“Jacob H.Kalpakian”

“Bedo H. Kalpakian”
President & C.E.O.                                                                                                 Chairman & C.F.O.

May 31, 2004