Form 20-F
period 2004-12-31
LAS VEGAS FROM HOME COM ENTERTAINMENT INC
filed 2005-06-30
CIK 1061612

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended DECEMBER 31, 2004

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number 029718

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Incorporated in the Province of British Columbia, Canada

6th Floor – 1199 West Hastings Street
Vancouver, British Columbia, Canada V6E 3T5

Securities registered or to be registered pursuant to
Section 12(b) of the Act.

Name of each exchange
Title of each class	on which registered

Common Shares (no par value)	TSX Venture Exchange
OTC Bulletin Board
Berlin Stock Exchange

Securities registered or to be registered pursuant to
Section 12(g) of the Act.

As at December 31, 2004 the authorized capital of the registrant consists of 100,000,000 common shares without par value of which 69,858,678 common shares without par value are issued and outstanding. In addition, the authorized preferred shares of the Company consist of 5,000,000 of which none have been issued. As of May 31, 2005, the total number of issued and outstanding shares of the Company consists of 79,334,678 common shares without par value.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑ No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

☑   Item 17                     ☐   Item 18

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.

Not Applicable.

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

Item 3.A – Selected Financial Data

All financial figures presented herein and throughout this Annual Report are expressed in Canadian dollars (Cdn $) unless otherwise specified.

The selected financial data in Table I has been derived from the audited consolidated financial statements of Las Vegas From Home.com Entertainment Inc. (hereinafter referred to as “Las Vegas”, or the “Company” or the “Registrant” or “LVFH”) which have been prepared in accordance with accounting principles generally accepted in Canada. The information should be read in conjunction with the Registrant’s audited consolidated financial statements and notes thereto included in Item 17 of this Annual Report. All monetary data herein is stated in Canadian dollars (Cdn $).

Las Vegas From Home.com Entertainment Inc.

TABLE I

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2004	2003	2002	2001	2000
Operating Revenues	$1,980,918	$1,380,427	$375,608	$0	$0
Interest Income	$3,046	$1,997	$9,776	$20,087	$21,475
Net loss	$5,346,512	$2,008,775	$1,825,413	$2,106,871	$1,877,953
Basic loss per common share	$0.10	$0.05	$0.05	$0.10	$0.20
Total assets	$2,582,847	$661,035	$345,200	$732,602	$843,909
Capital Stock	$17,299,101	$14,345,780	$12,400,607	$10,801,388	$9,269,584
Number of Common Shares	69,858,678	52,033,270	38,103,486	24,754,420	12,609,236
Long-term obligations	$43,094	$39,692	$0	$26,479	$0
Cash dividends	$0	$0	$0	$0	$0

Stock-based compensation plans

Effective January 2004, the Company adopted the new requirements of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation including stock options. Previously, the Company did not record any compensation cost on the granting of stock options to employees and directors as the exercise price was equal to or greater than the market price at the date of the grants. Options granted are accounted for using the fair value method where compensation expense is calculated using the Black-Scholes options pricing model.

As a result of this change in accounting, the opening deficit was restated on a retroactive basis to show the effect of compensation expense associated with stock option grants to employees and directors in 2003 of $214,024 and $83,051 in 2002. Accordingly, contributed surplus was increased by $297,075 .

Had the financial statements of Las Vegas been prepared in accordance with accounting principles and practices generally accepted in the United States and required by the United States Securities and Exchange Commission (“SEC”), certain selected financial data would be disclosed as per Table II.

TABLE II

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2004	2003	2002	2001	2000
Net loss	$5,346,512	$1,794,751	$1,742,362	$2,230,515	$2,012,758
Basic loss per common share	$0.10	$0.05	$0.05	$0.11	$0.22
Number of Common Shares	69,858,678	52,033,270	38,103,486	24,754,420	12,609,236
Total assets	$2,582,982	$666,818	$345,200	$732,602	$843,909

A discussion of the differences between accounting principles and practices generally accepted in Canada and accounting principles and practices generally accepted in the United States and required by the SEC is contained in Note 15 to the financial statements, included in Item 17 of this Annual Report.

Exchange Rates

	Monthly High ($) (1)	Monthly Low ($) (1)
December 2004	0.8095	0.8448
January 2005	0.8059	0.8331
February 2005	0.7962	0.8163
March 2005	0.8039	0.8320
April 2005	0.7954	0.8019
May 2005	0.7876	0.8082

(1)	The high and low exchange rate in each month has been calculated using the average monthly rate of the Bank of Canada.

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2004	2003	2002	2001	2000
Average rate ($)(2)	0.7683	0.7135	0.6367	0.6458	0.6733
High ($)(3)	0.7255	0.6489	0.6250	0.6443	0.6718
Low ($)(3)	0.8361	0.7619	0.6531	0.6471	0.6748

(2)	The average exchange rate for the period has been calculated using the average yearly rate of the Bank of Canada.

(3)	The high and low exchange rate in each period was determined from the average yearly rate of the Bank of Canada.

All of the amounts in the Exchange rates tables above are stated in U.S. currency. Accordingly, at the closing on December 31, 2004, the U.S. $1.00 was equal to Cdn $1.2020. At the closing on May 31, 2005, the U.S. $1.00 was equal to Cdn $1.2552.

Item 3.D. Risk Factors

The Company, and the Securities of the Company, should be considered a highly speculative investment. The following risk factors should be given special consideration when evaluating an investment in any of the Company’s Securities:

•	General Risk Factors: Although management of the Company believes that the conduct of Internet gaming related activities by its Antiguan subsidiary, Action Poker Gaming Inc. (“Action Poker”), represents a lawful business, there is the risk that the legality of the Internet gaming related activities may be challenged by Canadian or other legal authorities. If the legality of the Internet gaming related activities is challenged and the challenge is sustained, it can have a material adverse impact on the business and financial affairs of the Company.

There is an ongoing effort in the U.S.A. to enact legislation for the prohibition of on-line gaming and for financial transactions pertaining to on-line gaming. The passage of such legislation could substantially and adversely impact the business and financial affairs of the Company and its licensees.

The marketplace for the Company’s Gaming Software is constantly undergoing changes, is intensely competitive and is subject to changes in customer preferences. The Company’s products and services compete against those of other companies that have greater financial, marketing, technical and other resources than those of the Company. Any changes in the internet’s role as the premier computer network information service or any shutdown of internet services by significant internet service providers will have an adverse material impact on the Company’s ability to generate revenues. Furthermore, the Company can be severely and adversely affected from power failures, internet failures, software failures and hackings. The Company relies heavily on its employees, the loss of any of whom could have an adverse effect on the Company. The Company also relies on its licensees for the operation of the Company’s Gaming Software, the loss of any of which could have an adverse effect on the affairs of the Company. Changes in policies of companies, financial institutions or banks, that handle credit card transactions and/or other types of financial transactions for on-line gaming, can have an adverse impact on the business and financial affairs of the Company.

The profitability of the Company may be affected by fluctuations in the exchange rate of the US Dollar in relation to the Canadian Dollar due to the fact that the Company’s revenues are generated in US Dollars while a certain portion of the Company’s expenses are incurred in Canadian Dollars.

•	Dilution: There are a number of outstanding securities and agreements pursuant to which common shares of the Company may be issued in the future. This will result in further dilution to the Company’s shareholders.

•	Revenues and Dividends: While the Company has recently started generating meaningful revenues, the Company has not yet established a long term pattern of consistently generating meaningful revenues. The Company intends to retain its earnings in order to finance further growth. Furthermore, the Company has not paid any dividends in the past and does not expect to pay any dividends in the future.

•	U.S. Federal Income Tax Considerations: The Company is classified as a Passive Foreign Investment Company (“PFIC”) for U.S. Federal Income Tax purposes. Classification as a PFIC will create U.S. Tax consequences to a U.S. shareholder of the Company that are unique to the PFIC provisions and that are not encountered in other investments. Prospective investors are urged to consult their own tax advisors with respect to the tax consequences of an investment in the common shares of the Company.

•	Penny Stock: The Company’s securities are deemed to be Penny Stocks and are therefore subject to Penny Stock rules as defined in Rule 3a(51)(1) of the 1934 Exchange Act. The Penny Stock disclosure requirements may have the effect of reducing the level of trading activity of the Company’s securities in the secondary market. Penny Stocks are low-priced shares of small companies not traded on a U.S. national exchange or quoted on Nasdaq. The Company’s securities are quoted for trading on the OTC Bulletin Board. Penny Stocks, such as the Company’s securities, can be very risky. Prices of Penny Stocks are often not available. Investors in Penny Stocks are often unable to sell stock back to the dealer that sold them the stock. Investors may lose all their investment in Penny Stocks. There is no guaranteed rate of return on Penny Stocks. Before an investor purchases any Penny Stock, U.S. Federal law requires a salesperson to tell the investor the “offer” and the “bid” on the Penny Stock, and the “compensation” the salesperson and the firm receive for the trade. The firm also must mail a confirmation of these prices to the investor after the trade. The Investor’s Broker-dealer is required to obtain the investor’s signature to show that the investor has received the statement titled “Important Information on Penny Stocks” before the investor first trades in a Penny Stock. This Statement is required by the U.S. Securities and Exchange Commission (“SEC”) and contains important information on Penny Stocks. Furthermore, under penalty of Federal Law the Investor’s brokerage firm must tell the investor at two different times — before the investor agrees to buy or sell a Penny Stock, and after the trade, by written confirmation the following: 1) the bid and offer price quotes for the Penny Stock, and the number of shares to which the quoted prices apply, 2) the brokerage firm’s compensation for the trade, 3) the compensation received by the brokerage firm’s salesperson for the trade. In addition, to these items listed above the investor’s brokerage firm must send the investor monthly account statements and a written statement of the investor’s financial situation and investment goals as required by the Securities Enforcement and Penny Stock Reform Act of 1990.

ITEM 4. INFORMATION ON THE COMPANY

Item 4.A. History and Development of the Company

The legal and commercial name of the company is:

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

The Company was incorporated by Memorandum and Articles under the Company Act of the Province of British Columbia, Canada, on May 27, 1980 under the name of “Mountain Fertilizer Products Ltd.” (Exhibit 3.1 – Incorporated by reference).

The Directors of Mountain Fertilizer Products Ltd. resolved that the Company change its business activities and its name, and as a result of which, on August 6, 1980, the Company’s name was changed to “Titleist Petroleums Ltd.” (“Titleist”) reflecting the business activities of the Company. Titleist was involved in the oil and gas business in Canada and, through its U.S. subsidiary, Titleist Petroleums U.S.A. Inc. (“Titleist USA”), in the United States.

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

In 1985, Directors of Titleist resolved to merge, acquire and enter into a share exchange agreement with the shareholders of Comp-Data USA, Inc., a computer related company, and on September 5, 1986, Titleist’s name was changed to “Comp-Data International Inc.” (“Comp-Data”) and its authorized capital was consolidated on the basis of five-old-shares for every one new share.

In 1987, Directors of Comp-Data resolved to get out of the computer related business. As a result of which, Comp-Data acquired all of the issued and outstanding shares of Armenian Express Canada Inc. Pursuant to a Special Resolution passed October 5, 1987, Comp-Data changed its name to “Armenian Express Canada Inc.” to reflect the change of business plan and management of the Company. In respect to this transaction, there was no share consolidation involved. Subsequently, the Company’s hydrocarbons assets were forfeited.

For a limited period of time, the Company implemented an ethnic affinity credit card which targeted Armenians in Canada. An agreement was signed with the National Bank of Canada (“National Bank”) wherein the Company was to market in Canada a MasterCard affinity credit card under its own name “Armenian Express Canada”. The agreement was for one year and was subject to annual renewals. For a short period of time, affinity credit cards were issued in Canada by the National Bank. The ethnic affinity credit card program did not generate any meaningful revenues for the Company given the small number of Armenians in Canada, and as a result of which, the National Bank terminated its agreement with the Company.

In November 1989, the Company’s Directors resolved to change the business activity of the Company and to make the Registrant a natural resource company, whereby the Company would acquire, explore and, if warranted, develop mineral properties. Consequently, the Company changed its name to “Armenex Resources Canada Inc.” and on July 4, 1990 consolidated its authorized capital on the basis of five-old shares for one-new share.

Subsequently, a re-organization was deemed necessary by the Directors of the Company. Pursuant to the Company’s Directors’ resolutions, on August 31, 1994, the Company changed its name to “Ecuadorean Copperfields Inc.” and consolidated its authorized capital on the basis of five-old shares for one-new share.

In 1996, due to the large number of the then issued and outstanding common shares of the Company, Directors of the Company decided that, in order for the Company to be in a better position to attract public financings, the Company consolidate its authorized capital on the basis of three-old shares for one-new share and change its name to “Bronx Minerals Inc.”. On June 14, 1996, the Company changed its name to “Bronx Minerals Inc.” and consolidated its authorized capital on the basis of three-old shares for one-new share.

During 1998 and 1999, the Company attempted to acquire mineral projects of merit but was unsuccessful in its attempts. Due to the difficult times that mining companies were experiencing, management of the Company resolved that it would be in the best interest of the Company to get out of the mineral exploration business and become an Internet gaming and entertainment corporation. Consequently, at the Company’s Extraordinary General Meeting of its Shareholders which was held on August 12, 1999, Shareholders approved a Special Resolution to change the name of the Company to Las Vegas From Home.com Entertainment Inc. in order to reflect the business activities of the Company. The Company’s application of change of its business was officially approved by the Canadian Venture Exchange (“CDNX”) on January 6, 2000.

It has always been the intention of the Directors (past and present) to ensure that the Company survives. As resolved by the Company’s Directors all the reorganizations which the Company undertook were necessary for the Company’s survival. The reorganizations have been carried out in accordance with, and in full compliance of, the policies of the TSX Venture Exchange (“TSX Venture”) [formerly the CDNX and prior to that, the Vancouver Stock Exchange (“VSE”)]. All of the Company’s reorganizations were approved by the Canadian Regulatory Authorities and the Company’s Shareholders.

The Company’s head office is located at: 6th Floor – 1199 West Hastings Street, Vancouver, British Columbia, Canada V6E 3T5. The telephone number is (604) 681-0204 and the telefax number is (604) 681-9428. The contact persons are Jacob H. Kalpakian or Bedo H. Kalpakian.

The address of the registered office of the Company’s Antiguan subsidiary, Action Poker Gaming Inc., (“Action Poker”) is: No. 6 Temple Street, P.O. Box 2372, St. John’s, Antigua, The West Indies. The telefax number is (268) 460-6183.

The address of the registered office of the Company’s United Kingdom (“UK”) subsidiary, Action Commerce Limited., (“Action Commerce”) is 15 Junction Place, Haslemere, Surrey, GU27 1L3, United Kingdom. The telefax number is 44 142 865 6745

The address of the registered office of the Company’s Cypriot subsidiary, APG Enterprises Ltd.,(“APG”) is 3, Chrysanthou Mylona Street,CY3030, PO Box 56253, Limassol, Cyprus. The telefax number is +357 25 34 07 34.

The Company’s registered and records office is located at: P.O. Box 10068, 1600-609 Granville Street, Vancouver, British Columbia, Canada V7Y 1C3. The telefax number is (604) 669-3877.

The Auditors of the Company are Smythe Ratcliffe, Chartered Accountants, 7th Floor, Marine Building, 355 Burrard Street, Vancouver, British Columbia V6C 2G8. The telefax number is (604) 688-4675.

The Registrar and Transfer Agent of the Company is Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1. The telefax number is (416) 981-9800.

Item 4.B. Business Overview

Summary

LVFH is an Internet Gaming and Entertainment corporation. Previously, the Company was called Bronx Minerals Inc. and was engaged in the mineral exploration business. On September 3, 1999, the Company officially changed its name, and on January 6, 2000, the CDNX approved the Company’s application for change of business from mineral exploration to Internet gaming and entertainment.

The Company is in the business of developing software for on-line multi-player interactive card games (the “Company’s Gaming Software”). The Licensing of the Company’s Gaming Software to third parties and the gaming and entertainment operations are carried on by the Company’s wholly owned Antiguan subsidiary, Action Poker. The principal revenues of Action Poker are from collecting rakes, licensing fees and royalties. Action Poker operates as an internet host of card games and collects a fee (rake) as host and does not participate in the actual card games.

During 2002, Action Poker moved its operations from its location in Antigua to the facilities of Mohawk Internet Technologies Inc. (“Mohawk”) which acts as its hosting facility for its servers, located on the Kahnawake Mohawk Reserve (“Kahnawake”) in Canada. The Kahnawake Gaming Commission has issued to Action Poker, an interactive gaming license to operate and exploit an Internet gaming facility, to be located at Mohawk.

Kahnawake has reserve status in Canada, and has its own regulations and laws concerning interactive gaming. These regulations allow the Kahnawake Gaming Commission to issue a gaming licence to a third party authorizing the conduct of authorized games by means of a telecommunication device, including the Internet.

The Company’s common shares were first listed and posted for trading on the Vancouver Stock Exchange (now known as the TSX Venture Exchange) on September 15, 1983. The Company’s current trading symbol on the TSX Venture Exchange is “LVH”. Effective July, 1999, the Company’s common shares began trading in the U.S.A., on the OTC Bulletin Board under the symbol “LVFHF”. As of September 1, 2000, the Company’s common shares are listed for trading under the symbol “LVH” on the Third Market Segment of the Berlin Stock Exchange in Germany.

Item 4.C. Organizational Structure.

The following chart sets forth the Company’s corporate structure:

Las Vegas From Home.com Entertainment Inc.
(“Las Vegas” or “LVFH” or the “Company” or the “Registrant”)
(a British Columbia corporation)

Action Poker became a wholly owned subsidiary of the Company upon the dissolution of the Company’s former Antiguan subsidiaries Touchdown Inc. and Endzone Inc.

The Company acquired, on April 28, 2004, Action Commerce Limited (UK), a United Kingdom corporation. Action Commerce Limited (UK) is now a wholly owned subsidiary of the Company, and acts as payment processor for the Company and its subsidiaries. Furthermore, the Company has caused to incorporate the following companies which are wholly owned subsidiaries of the Company; (1) Guardian Commerce Limited, (“Guardian”) a St. Kitt’s Corporation which was incorporated to enable the Company’s subsidiaries to continue their business relationship with Optimal Payments Inc., and, (2) APG Enterprises Ltd., (“APG”) a Cypriot Corporation. The Company’s wholly owned Cypriot subsidiary, APG has commenced its operations in Cyprus and currently employs 16 people. Upon the dissolution of one of the Company’s former subsidiaries, the Company acquired a 100% wholly owned interest in 4010493 Canada Inc., a federally chartered Canadian company, which is currently dormant. Furthermore, the Company caused to incorporate two Panamanian subsidiaries during 2004, Georgia Enterprises Corp., and Tiger Ventures Corp., both of which are presently inactive. The Company may, in the future, possibly use the two Panamanian subsidiaries as payment processors for the Company and its subsidiaries.

Item 4.D. Property, Plants and Equipment

I. THE COMPANY’S PROPERTY IN THE STATE OF ARKANSAS, USA

During 1992, the Company purchased several mineral properties located in Pike County, Arkansas, USA. During 1999, the Company sold a significant portion of the mineral properties and wrote down the remaining mineral property to $1. The Company has no future plans to explore or develop the mineral property and wrote down, during 2003, the remaining mineral property to $0.

II. COMPUTER GAMING SOFTWARE PRODUCT

The Company’s Software

During 2002, the Company developed “in-house” its own new generation multi-player interactive poker games software which was launched live on-line to the general public under the URL www.tigergaming.com. Improvements, modifications and enhancements of the Company’s Gaming Software are ongoing on a continual basis. Presently, the Company’s Gaming Software includes the following card games:- Big 2, Chinese Poker, Texas Hold’em, Monte Carlo and Survivor Guts, Omaha, Pan, Seven Card Stud and Poker Tournaments. The Company’s Gaming Software development costs are capitalized once technical feasibility has been established and a market has been identified. Such capitalized costs are amortized over the expected life of the product developed once it has been commercially released or pro-rated based upon future revenue projection, whichever creates the greatest amortization expense.. During 2004, an additional amount of $659,979 was capitalized as software development costs (2003:$Nil; 2002:$Nil) and the Company’s Gaming Software and development costs were amortized in the amount of $102,178 (2003: $36,180; 2002: $36,180)

	2004

PROPERTY AND EQUIPMENT		Accumulated	Net
	Cost	Amortization	Book Value

Software and development costs	$840,880	$(174,538)	$666,342
Computer equipment	298,941	(101,381)	197,560
Computer equipment under capital lease	64,320	(23,475)	40,845

	$1,204,141	$(299,394)	$904,747

	2003

PROPERTY AND EQUIPMENT		Accumulated	Net
	Cost	Amortization	Book Value

Software and development costs	$180,901	$(72,360)	$108,541
Computer equipment	130,970	(40,034)	90,936
Computer equipment under capital lease	46,092	(6,914)	39,178

	$357,963	$(119,308)	$238,655

	2002

		Accumulated	Net
	Cost	Amortization	Book Value

Software and development costs	$180,901	$(36,180)	$144,721
Computer equipment	94,471	(11,733)	82,738

	$275,372	$(47,913)	$227,459

For property and equipment and accumulated amortization (depreciation and depletion) thereof please refer to Schedules II and III (Exhibit 99.1(b)* – Attached).

The Company has Capital Lease Obligations for its Computers; as of January 1, 2005, the total future obligations amounts to $43,094; (Less than one year $19,904; one to three years: $23,190)

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Selected Annual Information

All financial figures presented herein are expressed in Canadian Dollars (Cdn$) unless otherwise specified. Selected annual information from the audited consolidated financial statements for the three years ended December, 31, 2004, 2003 and 2002 is shown in the following table:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2004	2003	2002
Revenue	$1,980,918	1,380,427	375,608
Interest Income	$3,046	1,997	9,776
Loss before other items	$(3,595,278)	(2,015,712)	(1,991,285)
Net loss per common share before other items	$(0.05)	(0.04)	(0.05)
Fully diluted loss per common share before other items	$(0.04)	(0.04)	(0.04)
Net loss	$(5,346,512)	(2,008,775)	(1,825,413)
Net loss per common share	$(0.08)	(0.04)	(0.05)
Fully diluted net loss per common share	$(0.06)	(0.04)	(0.04)
Total Assets	$2,582,847	661,035	345,200
Long term financial obligations	$43,094	39,692	Nil
Cash dividends	$ Nil	Nil	Nil

For the twelve month period ended December 31, 2004, the Company has recorded Revenue of $1,980,918 (2003:$1,380,427; 2002:$375,608) reflecting a general acceptance of the Company’s Gaming Software by the Company’s Licensees and users of the Company’s Gaming Software. Interest income increased to $3,046 (2003:$1,997; 2002:$9,776) due to higher cash balances in the bank. The loss before other items of $3,595,278 (2003:$2,015,712; 2002:$1,991,285) and the loss per common share before other items on a fully diluted basis was $0.04 (2003:$0.04; 2002:$0.04) and on a non-diluted basis was $0.05 (2003:$0.04; 2002:$0.05) which occurred as a result of increased expenses totalling $5,579,242 (2003:$3,398,136; 2002:$2,376,669) mainly due to the Company incurring advertising and promotion expenses of $1,236,938 (2003:$771,813; 2002:$346,736) and also due to the Company recognizing stock options granted to Employees, Directors and Officers as salaries’ expense of $1,489,526 (2003:$357,152; 2002:$83,051) and stock options granted to Consultants as Consulting expense of $833,478 (2003:$171,305; 2002:$Nil). The increased net loss of $5,346,512 (2003:$2,008,775; 2002:$1,825,413) and the net loss per common share on a fully diluted basis of $0.06 (2003:$0.04; 2002:$0.04) and on a non-diluted basis of $0.08 (2003:$0.04; 2002:$0.05) is due to the loss on sale of investments of $42,011 as compared to a gain of $6,502 in 2003 and $Nil in 2002, the settlement of a lawsuit for $240,400 (2003:$Nil; 2002:$Nil), the write down of investments by $39,301 (2003:$Nil; 2002:$Nil) and the purchase back of net revenue sharing for $1,429,522 (2003:$Nil; 2002:$Nil). The gain/loss on disposal of property and equipment was $Nil as compared to a gain of $435 in 2003 and a loss of $39,575 in 2002. Total assets of $2,582,847 (2003:$661,035; 2002:$345,200) is comprised of marketable securities of $383 (2003:$17,374; 2002:$Nil); accounts receivable of $1,203,471 (2003:$179,133; 2002:$93,851); prepaids and security deposits of $102,899 (2003:$85,041; 2002:$4,595); due from related party of $371,347 (2003:$140,832; 2002:$Nil); and equipment and software development of $904,747 (2003:$238,655; 2002:$227,459). The Company has long term capital lease obligations of $43,094 (2003:$39,692; 2002:$Nil) for hardware equipment. The Company has never paid any cash dividends and has no plans to pay any cash dividends in the future. The weighted average number of common shares was 58,428,307 as compared to 42,579,518 for the same period in 2003 as compared to 34,176,428 for the same period in 2002.

Results of Operations

All financial figures presented herein are expressed in Canadian Dollars (CDN$) unless otherwise specified.

The Company has developed and has built a Software for on-line multi-player interactive card games (the “Company’s Gaming Software”) which is licensed to its wholly owned Antiguan subsidiary Action Poker.

The Kahnawake Gaming Commission has issued to Action Poker an interactive gaming license to operate and exploit an Internet Gaming Facility located at the facilities of Mohawk Internet Technologies Inc., which is located in the Kahnawake Mohawk Reserve in Canada.

Action Poker hosts the Company’s Gaming Software to the general public. Action Poker is the owner and operator of the URLs www.tigergaming.com, www.tigergaming.net, www.holycowpoker.com, www.atlantisworldpoker.com, www.pokerincanada.com and www.pokerincanada.net.

Action Poker licenses the Company’s Software to several third party operators. For a list of all licensees, please visit www.lvfh.com. Furthermore, Action Poker hosts and operates online poker websites on behalf of its licensees.

The principal revenues of Action Poker are from collecting rakes, licensing fees and royalties.

During the year ended December 31, 2004, Action Poker launched www.zerorake.com. However, for the time being, Action Poker has decided not to market www.zerorake.com.

The Company is continually enhancing and upgrading the Company’s Gaming Software. Furthermore, the Company is developing new games which will be added to the Company’s Gaming Software.

In June 2003, Action Poker entered into an agreement with Atlantis Casino (“Atlantis”) (Exhibit 10.5 – Incorporated by reference) whereby Atlantis purchased a 35% interest in Action’s monthly net revenues for US$1,000,000. During 2004, the parties entered into an agreement (the “Purchase Back Agreement”) (Exhibit 10.6 – Incorporated by reference) whereby Action purchased back the 35% interest in Action’s monthly net revenues from Atlantis for US$1,000,000 of which US$327,620 remained outstanding as at December 31, 2004. As of March 8, 2005, the outstanding amount was fully paid. The Company and Action Poker have no further obligations whatsoever to Atlantis .

During the year ended December 31, 2004, the Company was involved in a lawsuit for patent infringement. Even though Management of the Company is of the opinion that the lawsuit was frivolous and of no merit, nevertheless Management decided that it would be more prudent and cost effective to have an amicable out-of-court settlement. Subsequent to year-end, the Company reached an out-of-court settlement, by entering into a License and Settlement Agreement dated February 17, 2005, (the “License and Settlement Agreement”) (Exhibit 10.1*- Attached) whereby the Company agreed to pay a series of royalty payments, not to exceed the sum of US$200,000, which are payable as follows:

(a)	Four equal instalments of US$25,000 until November 2, 2005, of which one instalment payment was made upon the execution of the License and Settlement Agreement;

(b)	Quarterly payments of US$10,000 for every US$1,000,000 of Las Vegas’ cumulative rake income commencing January 1, 2005, for up to US$5,000,000 of Las Vegas’ cumulative rake revenues; and,

(c)	A single payment of US$50,000 for the first subsequent US$5,000,000 of Las Vegas’ cumulative rake revenues after the above mentioned US$5,000,000 has been reached.

Accordingly, US$200,000 (Cdn$240,400) was accrued as settlement expense in the statement of operations for the year ended December 31, 2004. On May 6th, 2005, the Company entered into a Modification and Release Agreement (Exhibit 10.2*- Attached) whereby all outstanding scheduled royalty payments that were payable pursuant to the License and Settlement Agreement, were modified and replaced with one final lump-sum payment of US$90,000 which was paid by LVFH as full satisfaction and complete release from the entire payment schedule of the License & Settlement Agreement. All other remaining provisions of the License and Settlement Agreement that were not modified shall remain in full force and effect.

The Company is presently not a party to any legal proceedings whatsoever.

On June 15, 2004, the Company entered into a Loan Agreement (the “Loan Agreement”) (Exhibit 10.3*-Attached) with International Interactive Ventures (“Interactive”) whereby Interactive lent the Company’s Antiguan subsidiary, Action Poker, the amount of US$250,000 (the “Loan”). The Loan is repayable together with bonus on a monthly basis commencing on July 30, 2004, and ending on July 30, 2006. In lieu of interest, the Company is obliged to make monthly bonus payments to Interactive equal to 5% of Action Poker’s revenues for a period of 12 months. Bonus payments totalling US$20,709 have been made up to October, 2004. On March 15, 2005, the Company fully repaid the Loan to Interactive. As consideration for the early repayment of the Loan on March 15, 2005, by the Company, Interactive has cancelled the Loan Agreement by way of a Letter dated April 15, 2005, (Exhibit 10.4* – Attached) and has forever forgiven all outstanding and future bonus payments that were payable pursuant to the Loan Agreement.

The Company acquired, on April 28, 2004, Action Commerce Limited (UK), a United Kingdom corporation. Action Commerce Limited (UK) is now a wholly owned subsidiary of the Company, and acts as payment processor for the Company and its subsidiaries. Furthermore, the Company has caused to incorporate the following companies which are wholly owned subsidiaries of the Company; (1) Guardian Commerce Limited, (“Guardian”) a St. Kitt’s Corporation which was incorporated to enable the Company’s subsidiaries to continue their business relationship with Optimal Payments Inc., and, (2) APG Enterprises Ltd., (“APG”) a Cypriot Corporation. The Company’s wholly owned Cypriot subsidiary, APG has commenced its operations in Cyprus and currently employs 16 people. Upon the dissolution of one of the Company’s former subsidiaries, the Company acquired a 100% wholly owned interest in 4010493 Canada Inc., a federally chartered Canadian company, which is currently dormant. Furthermore, the Company caused to incorporate two Panamanian subsidiaries during the year, Georgia Enterprises Corp., and Tiger Ventures Corp., both of which are presently inactive. The Company may, in the future, possibly use the two Panamanian subsidiaries as payment processors for the Company and its subsidiaries.

At the 2004 Annual General Meeting of the shareholders of the Company which was held on May 31, 2004, the shareholders approved the Audited Consolidated Financial Statements for the year ended December 31, 2003 and the Auditor’s report thereon; fixed the number of Directors for the ensuing year at four; elected Bedo H. Kalpakian, Jacob H. Kalpakian, Neil Spellman and Gregory T. McFarlane as Directors of the Company; re-appointed the Company’s Auditor, Smythe Ratcliffe, Chartered Accountants, for the ensuing year and authorized the Directors to fix the remuneration to be paid to the Auditor; and, adopted the Company’s 2004 Stock Option Plan whereby the Company may reserve up to 11,290,154 of the issued and outstanding common shares of the Company for the granting of stock options to directors, officers, employees and consultants. The material terms of the 2004 Stock Option Plan, which has received the approval of the TSX Venture Exchange are outlined in the Company’s Information Circular, dated April 12, 2004, and which has been filed on www.Sedar.com.

In addition to the Public Markets on which the Company’s shares are presently either quoted or listed for trading, and in order that the Company may have an enhanced profile, and increased status and credibility, Management of the Company is currently pursuing the possibilities of having the Company’s securities quoted for trading on AIM of the London Stock Exchange.

For the three month period ended March 31, 2005, the Company recorded revenue of $2,084,056 as compared to $276,676 for the same period in 2004 and as compared to $92,557 for the same period in 2003, due to an increase in usage of the Company’s Gaming Software. Interest income was $1,255 as compared to $103 during the same first quarter period in 2004 (2003:$32), reflecting an increase in cash balances in the bank. The gain before other items was $259,688 as compared to a loss of $458,379 for the same first quarter period in 2004 (2003:loss of $519,976) even though the total expenses of the Company increased to $1,825,623 reflecting an increase in the level of the Company’s activities as compared to $735,158 for the same period in 2004 (2003:$612,565). Items which contributed to an increase in operating expenses during the period ended March 31, 2005, were office expenses of $44,816 (2004:$35,185; 2003:$5,338), consulting and professional fees of $90,127 (2004:$79,075; 2003:$19,541), salaries and benefit expenses of $334,252 (2004:$308,999; 2003:$227,772), Stock option compensation of $104,641 (2004:Nil; 2003:$Nil), advertising and promotion expenses of $746,969 (2004:$98,246; 2003:$54,791), amortization of $65,336 (2004:$22,113; 2003:$14,876), legal, accounting and audit fees of $33,749 (2004:$3,128; 2003:$14,897), rent of $78,625 (2004:$57,099; 2003:$64,677), travel, meals and entertainment expenses of $81,722 (2004:$53,005; 2003:$58,587), transaction fees of $176,288 (2004:$15,965; 2003:$8,815), telephone of $9,377 (2004:$6,768; 2003$8,775), Regulatory and transfer fees of $2,098 (2004:$1,977; 2003:$3,109), and Donations of $10,000 (2004:$Nil; 2003:$Nil).

In keeping with Management’s commitment to support worthwhile causes, the Company has made a donation of $10,000 to the following:- (1) St. Vartan’s Armenian Apostolic Church of British Columbia as to $5,000; and (2) the Zajac Ranch for Children as to $5,000, a camp dedicated to “raising the spirits” of children with life threatening, chronic illnesses or disabilities. The Zajac Ranch project is spear headed by the Zajac Foundation, a non-profit organization registered as a charitable institution with the Government of Canada whose mandate is to support children, seniors and those with special needs through innovative community projects focused on developing life long skills and independence. On a going forward basis, the Company intends to continue and focus its commitment to solely support children’s charitable causes.

For the three month period ended March 31, 2005, the weighted average gain per common share was $0.003 compared to a loss of $0.01 during the same period in 2004 as compared to a loss of $0.05 during the same period in 2003. Total assets at March 31, 2005, were $3,891,292 (2004:$1,526,679; 2003:$661,035). The Company has equipment leases with a present net minimum value of $38,399 expiring in 2007. The current portion totals $19,904, a certain portion of which has been personally guaranteed by the Company’s President, Jacob H. Kalpakian. The Company has not paid any cash dividends and does not plan to pay any cash dividends in the future.

During the three month period ended March 31, 2005, the Company’s weighted average number of shares was 77,406,344 as compared to 55,689,799 for the same period in 2004 as compared to 38,103,486 for the same period in 2003.

The Company entered into an Agency Agreement on April 20, 2005, (Exhibit 1.1* – Attached) with a syndicate of underwriters led by Wellington West Capital Markets Inc., and CIBC World Markets Inc., and including GMP Securities Ltd. and Sprott Securities Inc. (collectively the “Underwriters”) for a “bought-deal” underwritten private placement of Subscription Receipts (“Subscription Receipts”) for gross proceeds of $8,115,575 (the “Offering”).

As announced by the Company in its press release of May 13, 2005, the Company closed the Offering of 12,485,500 Subscription Receipts (the “Offering”) for gross proceeds of $8,115,575. Each Subscription Receipt is exercisable into one unit of the Company. Each unit is comprised of one common share and one-half of one warrant, each whole warrant entitling the holder to purchase one common share at a price of $1.00 per share on or before May 13, 2007. Subscription Receipts convertible into units were issued, as opposed to issuing the units directly, because the Company did not have sufficient common shares authorized, on a fully diluted basis, to issue all of the shares underlying the Subscription Receipts and warrants. Accordingly, the gross proceeds from the sale of 9,988,400 Subscription Receipts (being $6,492,460) are being held in escrow pending an increase in the Company’s authorized capital to a number of common shares sufficient to permit the issuance of all the common shares underlying the Subscription Receipts and warrants, and such increase in the Company’s authorized share capital is subject to the approval of the Company’s shareholders which the Management of the Company shall seek at the Company’s forthcoming Annual and Special General Meeting of its shareholders.

Upon the increase in the authorized capital, the Subscription Receipts will automatically convert into common shares and warrants and the funds held in escrow will be released to the Company. If Shareholders fail to approve the increase in the authorized capital, then the 9,988,400 Subscription Receipts will be cancelled and the funds held in escrow returned to the subscribers.

The proceeds from the Offering will be used to fund the Company’s continued growth, to expand sales and marketing initiatives, for potential acquisitions by the Company, and for general working capital purposes.

In respect to this financing, the directors and officers of the Company have consented to execute and deliver written undertakings, in favour of the underwriters, agreeing not to sell, transfer, assign, pledge or otherwise dispose of any securities of the Company owned, directly or indirectly, by the Company’s directors and officers for a period of 120 days following the Closing Date of the Offering without the prior written consent of the lead underwriter.

Completion of the private placement is subject to receipt of all required regulatory and other approvals, including the approval of the TSX Venture Exchange.

Pursuant to the Agency Agreement, (Exhibit 1.1* – Attached) the Company closed, on May 13, 2005, the Offering of 12,485,500 Subscription Receipts for gross proceeds of $8,115,575. Accordingly, the gross proceeds from the sale of 9,988,400 Subscription Receipts (being $6,492,460) are being held in escrow pending an increase in the Company’s authorized capital to a number of common shares sufficient to permit the issuance of all the common shares underlying the Subscription Receipts and warrants. Also in respect to this Offering, the Underwriters have received an additional 842,771 Compensation Warrants exercisable into Subscription Receipts on identical terms from the Company.

As announced by the Company in its press release of April 21, 2005, the Company has additionally and concurrently, entered into a non-brokered private placement for 1,462,000 Units with a third party, for proceeds of $950,300, on the same terms as the above mentioned Offering. A finder’s fee of 6.75% will be payable to an arm’s length party through the issuance of the Company’s Common Shares. This transaction is subject to TSX Venture Exchange approval and shareholder approval and is expected to close on July 14, 2005.

These financial analyses address the results of operations in accordance with the financial statements prepared under Canadian generally accepted accounting principles. A discussion of the differences between accounting principles and practices generally accepted in Canada and accounting principles and practices accepted in the United States and required by the S.E.C. is contained in Note 15 of the financial statements included in item 17 of this Annual Report.

Summary of Quarterly Results

All financial figures presented herein are expressed in Canadian Dollars (CDN $) unless otherwise specified. The following are the unaudited results for the twelve most recent quarterly periods, starting with the three month quarterly period ended March 31, 2005.

	March 31,	December 31,	September 30,	June 30,
For the Quarterly Periods ending on:	2005	2004	2004	2004
Total Revenues	$2,085,311	1,073,518	350,688	282,979
Income (loss) before other items	259,688	(2,176,513)	(530,878)	(429,508)
Earnings (loss) per common share before other items	0.003	(0.03)	(0.01)	(0.01)
Fully diluted earnings (loss) per common share before other items	0.00	(0.02)	(0.01)	(0.01)
Net income (loss) for the period	259,688	(3,461,006)	(558,394)	(862,178)
Basic net earnings (loss) per share	0.003	(0.05)	(0.01)	(0.02)
Diluted net earnings (loss) per share	0.00	(0.04)	(0.01)	(0.01)

	March 31,	December 31,	September 30,	June 30,
For the Quarterly Periods ending on:	2004	2003	2003	2003
Total Revenues	$276,779	261,122	186,722	841,991
Income (loss) before other items	(458,379)	(1,139,751)	(667,955)	311,970
Earnings (loss) per common share before other items	(0.01)	(0.02)	(0.01)	0.01
Fully diluted earnings (loss) per common share before other items	(0.01)	(0.01)	(0.01)	0.01
Net income (loss) for the period	(464,934)	178,640	(578,491)	307,244
Basic net earnings (loss) per share	(0.01)	0.00	(0.01)	0.01
Diluted net earnings (loss) per share	(0.01)	0.00	(0.01)	0.01

	March 31,	December 31,	September 30,	June 30,
For the Quarterly Periods ending on:	2003	2002	2002	2002
Total Revenues	$92,589	159,865	73,425	126,264
Income (loss) before other items	(519,976)	(204,227)	(564,084)	(554,538)
Earnings (loss) per common share before other items	(0.01)	(0.01)	(0.01)	(0.01)
Fully diluted earnings (loss) per common share before other items	(0.01)	(0.00)	(0.01)	(0.01)
Net income (loss) for the period	(1,916,168)	(38,101)	(480,900)	(637,976)
Basic net earnings (loss) per share	(0.05)	(0.00)	(0.01)	(0.02)
Diluted net earnings (loss) per share	(0.04)	(0.00)	(0.00)	(0.01)

The Company’s business is not of a seasonal nature.

A major portion of the Company’s total revenues have been generated as a result of the Company’s Gaming Software.

Fluctuations in the exchange rate of the US dollar in relation to the Canadian dollar have a direct impact on the results of the Company’s operations due to the fact that the Company’s revenues are generated in US dollars while a certain portion of the Company’s expenses are incurred in Canadian dollars.

Item 5.B – Liquidity and Capital Resources

For the year ended December 31, 2004, the Company’s revenues did not meet the Company’s expenditures and capital requirements, as a result the Company has required additional funds through Private Placement Financings in order to conduct its operations uninterruptedly, however, during the fourth quarter of 2004, and the first quarter of 2005, the Company experienced meaningful increases in its revenues. In order for the Company to further increase its revenues, the Company must dedicate more resources to marketing and to upgrading the Company’s Gaming Software so as to have a full suite of poker games as well as new products. If the Company is successful in increasing and/or sustaining its revenues, Management is of the opinion that the Company shall be able to fund its marketing and development expenditures from the Company’s increased and/or current cash flow. However, in order to meet its funding requirements for faster growth, the Company intends to seek equity and/or debt financings through private placements and/or public offerings and/or loans.

During the year ended December 31, 2004, the Company entered into two private placement financing agreements with Bronx Ventures Inc, [formerly Lucky 1 Enterprises Inc.] (“Bronx”), a related party, whereby the Company issued an aggregate of 4,000,000 common shares at prices ranging from $0.30 to $0.32 per common share for total proceeds to the Company of $1,225,000.

During the year ended December 31, 2004, the Company closed a Brokered Private Placement Financing and a Non-Brokered Private Placement Financing dated October 25, 2004, for total gross proceeds to the Company of $1,145,000, the details of which are as follows:-

•	The Brokered Private Placement Financing consists of 9,200,000 Units of the Company’s securities at $0.10 per Unit. Each Unit consists of one common share (“Common Share”) in the capital of the Company and one-half of one share purchase warrant (“Warrant”). Each whole Warrant is required to purchase one Common Share in the capital of the Company at $0.20 per Common Share for a period of 24 months. A 10% Finder’s Fee of $92,000 was paid in cash to the Agent and an aggregate of 920,000 broker warrants (“Broker Warrants”) were issued. Each Broker Warrant entitles the broker to acquire one Common Share in the capital of the Company at $0.10 per Common Share for a period of 24 months. All Common Shares, Warrants and Broker Warrants have been issued and had a hold period which expired on March 2, 2005, and;

•	The Non-Brokered Private Placement Financing consists of 2,250,000 Units of the Company’s securities at $0.10 per Unit. Each Unit consists of one common share (“Common Share”) in the capital of the Company and one-half of one warrant (“Warrant”). Each whole Warrant is required to purchase one Common Share in the capital of the Company at $0.20 per Common Share for a period of 24 months. No Finder’s Fee was paid in respect to this Financing. All Common Shares and Warrants have been issued and had a hold period which expired on March 10, 2005.

The Company has entered into Non-Brokered Private Placement Agreements with various parties dated December 13, 2004, to issue 5,000,000 units at $0.20 per unit, each unit consisting of one common share and one-half of one warrant; each whole warrant entitling the holder to purchase one common share exercisable at a price of $0.25 per common share for a period of 24 months. A related party, Bronx Ventures Inc., [formerly Lucky 1 Enterprises Inc.], (“Bronx”), participated in this financing and purchased 1,250,000 units of the 5,000,000 units. In the future, Bronx may either increase or decrease its investment in the Company. The financing was approved by the TSX Venture Exchange on January 7, 2005, and all common shares and warrants have been issued by the Company and had a hold period which expired on May 8, 2005.

During the first quarter of 2005, the Company received from a third party a subscription for the securities of the Company in the amount of $450,000 which has not been accepted by the Company.

Proceeds received by the Company from all financings are being utilized for general working capital purposes.

The Company has granted stock options and share purchase warrants to acquire common shares of the Company, at certain prices, to various parties. Should any outstanding stock options or share purchase warrants be exercised by any party, then any funds received by the Company shall be used for general working capital purposes. However, there are no assurances whatsoever that any stock options or share purchase warrants will be exercised before their respective expiry dates.

During the year ended December 31, 2004, an aggregate of 2,375,408 stock options were exercised for total proceeds of $424,318; 13,310,000 stock options were granted; 2,326,099 stock options expired and 381,250 stock options were cancelled. As at December 31, 2004, the Company had 11,165,592 outstanding stock options exercisable at prices ranging between $0.12 and $0.20 per common share.

During the three month period ended March 31, 2005, a total of 1,721,000 stock options were exercised at prices ranging between $0.12 and $0.19 per common share for total proceeds to the Company of $309,720. No stock options were cancelled or had expired during the period. A total of 1,085,000 stock options were granted at exercise prices ranging between $0.20 and $0.44 per common share.

During the year ended December 31, 2004, 1,688,000 share purchase warrants in the capital of the Company expired and a total of 6,645,000 share purchase warrants were issued of which 4,600,000 are exercisable at $0.20 per common share expiring on October 31, 2006, 1,125,000 are exercisable at $0.20 per common share expiring on November 8, 2006, and 920,000 are exercisable at $0.10 per common share expiring on October 31, 2006.

During the three month period ended March 31, 2005, the Company has issued 2,500,000 share purchase warrants exercisable at $0.25 per common share and a total of 2,005,000 warrants were exercised at prices ranging between $0.10 and $0.25 per common share for total proceeds to the Company of $343,000.

There was a working capital deficit of $619,640 as at December 31, 2004, as compared to a working capital deficit of $147,468 as at December 31, 2003 (2002:$312,469). Marketable securities at December 31, 2004, were $383 as compared to $17,374 at December 31, 2003 (2002:$Nil). Accounts receivable at December 31, 2004, was $1,203,471 as compared to $179,133 at December 31, 2003 (2002:$93,851). Prepaids and security deposits at December 31, 2004, were $102,899 as compared to $85,041 at December 31, 2003 (2002:$4,595). Due from related party at December 31, 2004, was $371,347 as compared to $140,832 at December 31, 2003 (2002:$Nil).

At March 31, 2005, the Company had $776,251 in cash and term deposits as compared to $26,017 at March 31, 2004 (2003:($13,615)). The Company’s working capital at March 31, 2005, was $768,707 as compared to a working capital of $61,004 at March 31, 2004 as compared to a working capital deficit of $565,189 at March 31, 2003. Marketable securities at March 31, 2005, were $383 as compared to $160,930 at March 31, 2004 (2003:$Nil); Accounts receivable at March 31, 2005, was $1,499,287 as compared to $323,659 at March 31, 2004 (2003:$40,560); Prepaids and security deposits at March 31, 2005, were $15,270 as compared to $14,450 at March 31, 2004 (2003:$10,681); Due from related parties at March 31, 2005, was $498,164 as compared to $763,619 at March 31, 2004 (2003:$Nil).

As announced by the Company in its press release of May 13, 2005, the Company closed an offering of 12,485,500 Subscription Receipts (the “Offering”) for gross proceeds of $8,115,575. Each Subscription Receipt is exercisable into one unit of the Company. Each unit is comprised of one common share and one-half of one warrant, each whole warrant entitling the holder to purchase one common share at a price of $1.00 per share on or before May 13, 2007. Subscription Receipts convertible into units were issued, as opposed to issuing the units directly, because the Company did not have sufficient common shares authorized, on a fully diluted basis, to issue all of the shares underlying the Subscription Receipts and warrants. Accordingly, the gross proceeds from the sale of 9,988,400 Subscription Receipts (being $6,492,460) are being held in escrow pending an increase in the Company’s authorized capital to a number of common shares sufficient to permit the issuance of all the common shares underlying the Subscription Receipts and warrants, and such increase in the Company’s authorized share capital is subject to the approval of the Company’s shareholders which the Management of the Company shall seek at the Company’s forthcoming Annual and Special General Meeting of its shareholders which is scheduled to take place on Thursday, June 30, 2005. Upon the increase in the authorized capital, the Subscription Receipts will automatically convert into common shares and warrants and the funds held in escrow will be released to the Company. If Shareholders fail to approve the increase in the authorized capital, then the 9,988,400 Subscription Receipts will be cancelled and the funds held in escrow shall be returned to the subscribers.

As announced by the Company in its press release of April 21, 2005, the Company entered into a non-brokered private placement for 1,462,000 Units with a third party, for proceeds of $950,300, on the same terms as the above mentioned Offering. A finder’s fee of 6.75% will be payable to an arm’s length party through the issuance of the Company’s Common Shares. This transaction is subject to TSX Venture Exchange approval and shareholder approval and, is expected to close on July 14, 2005.

Item 5.C – Research and development, patents and licenses

Due to the size of the Company, the Company does not have a research and development department as such, however, the Company, with its limited resources, conducts its own research and development as and when required. Furthermore, the Company does not have any patents or licenses.

Item 5.D -Trend Information

The marketplace for the Company’s business is constantly undergoing changes, is intensely competitive and is subject to changes in customer preferences. Consequently, new products are being developed continuously by the Online Gaming Industry in order to satisfy customer demands, and new venues of advertising and promotion are being used by the Online Gaming Industry so as to attract new customers and retain existing ones.

In 2004, on-line poker became the fastest growth sector in the e-gaming industry. Industry indications are strong that the growth trend in the internet gaming sector, in particular for poker and other multi-player games, shall continue to enjoy high growth during 2005.

Item 5.E – Off balance sheet arrangements

The Company has no off balance sheet arrangements whatsoever and the Company’s financial information and statements, including its balance sheet and statement of operations and deficit have been fairly represented in accordance with Canadian generally accepted accounting principles.

Item 5.F – Tabular disclosure of contractual obligations

The Company has no Long Term Debt Obligations, Purchase Lease Obligations or Other Long Term Liabilities reflected on the Company’s Balance Sheet. All financial figures presented herein are expressed in Canadian Dollars (Cdn $) unless otherwise specified.

Contractual Obligations As of January 1, 2005.	Payments due by period
								More
			Less than 1				3-5	than 5
	Total		Year		1-3 years		years	years
Long Term Debt Obligations		n/a		n/a		n/a	n/a	n/a

Capital Lease Obligations (Computers)	Cdn$	43,094	Cdn$	19,904	Cdn$	23,190	n/a	n/a

Purchase Lease Obligations		n/a		n/a		n/a	n/a	n/a
Operating Lease Obligations Office Space to March 2006	Cdn$	71,145	Cdn$	56,916	Cdn$	14,229	n/a	n/a
Mohawk Technologies to December 31/2005	US$	240,000	US$	240,000		n/a	n/a	n/a

Other Long Term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements		n/a		n/a		n/a	n/a	n/a

US $ Total	US$	240,000	US$	240,000

Cdn $ Total	Cdn$	114,239	Cdn$	76,820	Cdn$	37,419	n/a	n/a

In respect to information covered by items 5.E and 5.F, all financial information and statements have been fairly represented in accordance with Canadian generally accepted accounting principles.

Item 5.G – Safe Harbour

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Item 6.A – Directors and Senior Management

As of May 31 2005, the name, municipality of residence and the principal occupation of the Directors and Officers of the Company are the following:

Name and municipality of
residence of Director or
Officer	Position	Date of Birth	Principal Occupation	Term of Office
Bedo H. Kalpakian* Richmond, BC, Canada	Chairman and Director	May 14, 1946	Chairman & CFO of Registrant; President of Bronx Ventures Inc.	Director: 1987 to Present Chairman: 1991 to Present

Jacob H. Kalpakian Vancouver, BC, Canada	President and Director	October 18, 1968	President & CEO of Registrant; Vice President of Bronx Ventures Inc.	1991 to Present

Gregory T. McFarlane,* Las Vegas, NV, USA	Director	November 13, 1968	Advertising Copywriter	1992 to Present

Neil Spellman* Carlsbad, CA, USA	Director	January 24, 1953	Senior Vice President of DB Financial Management, Inc.	July 12, 2002 to Present

Penilla Klomp Richmond, BC, Canada	Corporate Secretary	August 23, 1962	Corporate Secretary of the Registrant and of Bronx Ventures Inc.	May 1, 2003 to present

*	Members of the Audit Committee.

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

Item 6.B – Compensation

Pursuant to a Management Services Agreement, effective as of February 1, 2000, Bedo H. Kalpakian and Jacob H. Kalpakian provide management services to the Company through their private company, Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”). The Company paid Kalpakian Bros. a total remuneration of $180,000 for the year ended December 31, 2004 (2003: $180,000; 2002: $180,000). In addition, and effective October 28, 2004, one Company officer is entitled to the use of a company-leased automobile and, certain directors of the Company are compensated for automobile expenditures. Presently there exists no plan regarding Directors’ and Officers’ pension, retirement or other similar benefits. Furthermore, there are no amounts set aside or accrued by the Company or its subsidiaries to provide pension, retirement or similar benefits.

The Company does not have any Stock Appreciation Rights Plans and does not have any Long Term Incentive Plans.

Pursuant to indemnity agreements dated April 1, 1993, with Bedo H. Kalpakian, Jacob H Kalpakian and Gregory T. McFarlane (which have already been filed in previous years as Exhibits to the Form 20F) and indemnity agreements dated July 12, 2002, and May 1, 2003, with Neil Spellman and Penilla Klomp (Exhibit 10.7 – Incorporated by reference) collectively “the Directors and Officers", the Company has agreed to indemnify and save the Directors and Officers, their heirs and personal representatives harmless from and against all costs, charges and expenses arising out of their association with the Company. These costs, charges and expenses include any amounts paid to settle an action or to satisfy a judgement brought or found against the Directors and Officers and any amounts paid to settle an administrative action or proceeding providing the indemnified party has acted in good faith and in the best interests of the Company. To date the Company has not made any payments whatsoever under the Indemnity Agreements.

During the twelve month period ended December 31, 2004, and up to and until the date of this report (May 31, 2005) a total of 842,000 incentive stock options were exercised by three of the Company’s current Directors for total proceeds to the Company of $162,390.

Incentive stock options held by the Company’s Directors and Officers, as of May 31, 2005, are as follows:

		Securities
		Under Options	Exercise or Base
Name	Date of Grant	Granted (#)	Price ($/Security)	Expiration Date
Bedo H. Kalpakian	November 3, 2004	2,275,000	0.16	November 3, 2006

Jacob H. Kalpakian	November 3, 2004	2,185,000	0.16	November 3, 2006

Gregory T. McFarlane	November 3, 2004	75,000	0.16	November 3, 2006

Neil Spellman	November 3, 2004	200,000	0.16	November 3, 2006

Penilla Klomp	November 3, 2004	150,000	0.16	November 3, 2006

	Total	4,885,000

#	One option is required to purchase one common share.

Item 6.C – Board Practices

6.C.1. Directors’ Terms of Service

Each Director of the Company is elected annually and holds office until the next Annual General Meeting of Shareholders, or until his successor is duly elected, or until his resignation as a Director. Bedo H. Kalpakian has served as a Director of the Company since 1987. Jacob H. Kalpakian has served as a Director since 1991. Gregory T. McFarlane has served as a Director since 1992. Neil Spellman has served as a Director since 2002.

6.C.2. Details of Directors’ service contracts with the Company or any of its subsidiaries are as follows:

The Company has paid Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”) a total remuneration of $180,000 for the year ended December 31, 2004 (2003: $180,000; 2002: $180,000). The principals of Kalpakian Bros. are Bedo H. Kalpakian and Jacob H. Kalpakian, both Company Directors and Officers. Pursuant to a Management Services Agreement dated February 1, 2000, the remuneration payable to Kalpakian Bros. is $15,000 per month plus GST plus reimbursement of all traveling and other expenses incurred by Kalpakian Bros. in connection with performing its services. The Management Services Agreement is automatically renewable on a year by year basis and may be terminated at anytime by either party on six months written notice (Exhibit 10.9 – Incorporated by reference).

6.C.3. Details relating to the company’s audit committee and remuneration committee

All Directors are elected annually by the Company’s shareholders to act as Directors of the Company for a term of one year. The Company’s audit committee is appointed on an annual basis by the Company’s Directors. The Company’s present audit committee consists of the following Directors; Bedo H. Kalpakian, Gregory T. McFarlane and Neil Spellman. The majority of the members of the audit committee must be made up of directors who are not officers of the Company. The audit committee is also responsible for monitoring compliance to the Company’s Code of Ethics (Exhibit 14.1 – Incorporated by reference or see Item 16.B herein).

Pursuant to Canadian National Policy (52-110) with respect to Audit Committee Disclosure, the charter of the Company’s Audit Committee and other related information required to be disclosed have been disclosed in the Company’s Annual Information Circular with respect to the Company’s upcoming Annual & Special Shareholder’s meeting which is scheduled to take place on June 30, 2005. The Information Circular (Exhibit 20.2 – Incorporated by reference) includes the Company’s Audit Committee Disclosure under Form 52-110F2.

The Company does not have a remuneration committee largely due to its size.

Item 6.D – Employees

The Company employs 31 people, 25 of whom are in the Company’s Information, Technology and Software development department, 4 are in Administration and 2 are in Management. During the year ended December 31, 2004, the Company expanded its work force. Subsequent to the year ended December 31, 2004, the Company caused to incorporate a wholly owned subsidiary in Cyprus, APG Enterprises Limited (“APG”) which established an office in Limassol, Cyprus. Currently, APG employs 16 people and is expected to increase its work force to approximately 30 full time staff during fiscal 2005.

The Company’s employees are not represented by a union or other collective bargaining organization and the Company has never experienced a work stoppage by its employees. The Company believes that its employee relations are good.

Item 6.E – Share Ownership

The number of common shares without par value beneficially (indirectly or directly) owned by Directors and Officers of the Company as of May 31, 2005 is as follows:

			Percentage of the
			Total Issued Share
Name of Director/Officer and Municipality of Residence	Number of Issued Capital		Capital*
Bedo H. Kalpakian, Richmond, British	269,204	direct(1)	3.33%
Columbia, Canada	2,373,139	indirect(2)
Jacob H. Kalpakian, Vancouver, British	853,577	direct(1)	4.07%
Columbia, Canada	2,373,139	indirect(2)
	2,540	indirect(3)
Gregory T. McFarlane, Las Vegas, Nevada, USA	513	direct(1)	0.0006%
Neil Spellman, Carlsbad, California, USA	415,000	direct(1)	0.52%
Penilla Klomp, Richmond, British Columbia, Canada	11,500	direct(1)	0.014%

*	Based on 79,334,678 issued and outstanding common shares as of May 31, 2005.

(1)	Common shares beneficially owned by Directors and Officers (directly) are based on information furnished to the Company by the Directors and Officers.

(2)	Common shares beneficially owned by Directors and Officers (indirectly) or over which control or direction is exercised is based on information furnished to the Company by the Directors and Officers:- 768,833 common shares are held by Kalpakian Bros. of B.C. Ltd., and 800 common shares are held by Pacific Missouri Holdings., private companies of which Bedo H. Kalpakian and Jacob H. Kalpakian are the principal shareholders. 1,603,506 shares are owned by Bronx Ventures Inc., a public company of which Bedo H. Kalpakian and Jacob H. Kalpakian are directors and officers.

(3)	2,540 are held by the director’s mother.

6.E.(2) Stock Options for Employees

From time to time, the Company grants incentive stock options to its directors, officers, employees and consultants on terms and conditions acceptable to the TSX Venture Exchange. The incentive stock options entitle the holders to acquire common shares of the Company from treasury. The incentive stock options are a means of rewarding future services provided to the Company and are not intended as a substitute for salaries or wages, or as a means of compensation for past services rendered.

At the Annual General Meeting of the shareholders of the Company, which was held on May 31, 2004, the shareholders of the Company approved the Company’s 2004 Stock Option Plan (Exhibit 10.11 Incorporated by reference) whereby the Company may reserve for granting to directors, officers, employees and consultants 11,290,154 common shares in the capital of the Company. The material terms of the 2004 Stock Option Plan, which has received the approval of the TSX Venture Exchange, are outlined in the Company’s Information Circular dated April 12, 2004, included with the 2004 Notice of Annual General Meeting (Exhibit 20.2 — Incorporated by reference).

As of May 31, 2005, the following incentive stock options to purchase common shares in the capital of the Company were held by employees and consultants of the Company:

		Number of	Exercise price per
Agreement Date	Optionees	Common shares	Share $	Expiry Date
Employees
February 4, 2004	Employees (9)	311,842	0.19	February 4, 2006
June 9, 2004	Employees (5)	221,250	0.18	June 9, 2006
June 23, 2004	Employees (1)	40,000	0.19	June 23, 2006
July 7, 2004	Employees (1)	50,000	0.16	July 7, 2006
July 8, 2004	Employees (1)	37,500	0.18	July 8, 2006
July 13, 2004	Employees (1)	25,000	0.18	July 13, 2006
September 15, 2004	Employees (2)	65,000	0.18	September 15, 2006
October 28, 2004	Employees (2)	400,000	0.12	October 28, 2006
October 28, 2004	Employees (21)	659,000	0.12	April 28, 2007
November 2, 2004	Employees (1)	100,000	0.16	May 2, 2007
November 18, 2004	Employees (1)	50,000	0.17	May 18, 2007
November 22, 2004	Employees (1)	50,000	0.17	May 22, 2007
December 1, 2004	Employees (1)	50,000	0.20	June 1, 2007
January 17, 2005	Employees (3)	320,000	0.20	January 17, 2007
May 16, 2005	Employees (1)	50,000	0.46	May 16, 2007

Consultants
October 28, 2004	Consultant (2)	1,200,000	0.12	April 28, 2007
November 2, 2004	Consultants (1)	800,000	0.16	May 2, 2007
January 17, 2007	Consultants (2)	250,000	0.20	January 17, 2007
February 8, 2005	Consultants (1)	128,000	0.25	February 8, 2007
March 7, 2005	Consultants (2)	387,000	0.44	March 7, 2007

	Total:	5,194,592

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7.A – Major shareholders

7.A.1. As of May 31, 2005, the following persons or corporations beneficially owned, directly or indirectly, or exercised control over shares carrying more than 5% of the issued and outstanding shares of the Company:

		Percentage of the
	Number of	Total Issued
Name of Shareholder and Municipality	Issued Capital	Share Capital*
CDS & Co., Toronto, Ontario, Canada**	70,947,462	89.43%

*	Based on 79,334,678 issued and outstanding common shares as of May 31, 2005.

**	Depository trust which holds shares on behalf of others and the beneficial holders of these shares are not within the knowledge of the Company.

7.A.1(b). The following discloses the percentage change in ownership held by any major shareholders during the past 2 (two) years. The current year is stated above in item 7.A.1.

As of May 31, 2004, the following persons or corporations beneficially owned, directly or indirectly, or exercised control over shares carrying more than 5% of the issued and outstanding shares of the Company:

		Percentage of the
	Number of	Total Issued
Name of Shareholder and Municipality	Issued Capital	Share Capital*
CDS & Co., Toronto, Ontario, Canada**	45,788,554	80.73%
Bronx Ventures Inc. (formerly Lucky 1 Enterprises. Inc.), Vancouver, B.C. Canada	4,000,000	7.05%

*	Based on 56,714,020 issued and outstanding common shares as of May 31, 2004.

**	Depository trust which holds shares on behalf of others and the beneficial holders of these shares are not within the knowledge of the Company.

As of May 31, 2003, the following persons or corporations beneficially owned, directly or indirectly, or exercise control over shares carrying more than 5% of the issued and outstanding shares of the Company:

		Percentage of the
	Number of	Total Issued
Name of Shareholder and Municipality	Issued Capital	Share Capital*
CDS & Co., Toronto, Ontario, Canada**	30,674,741	75.55%
Penson Canada, Quebec, Canada	3,000,000	7.39%
Bronx Ventures Inc. (formerly Lucky 1 Enterprises. Inc.), Vancouver, B.C. Canada	2,500,000	6.16%

*	Based on 40,603,486 issued and outstanding common shares as of May 31, 2003.

**	Depository trust which holds shares on behalf of others and the beneficial holders of these shares are not within the knowledge of the Company.

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

7.A.2. As of December 31, 2004, the Company had 69,858,678 issued and outstanding common shares. The portion of outstanding securities of the Company held in the United States and the number of recorded holders thereof was 1,745,044 and 37 respectively.

7.A.3. To the best of the Company’s knowledge, the Company is not controlled directly or indirectly by another corporation or by any foreign government or by any other natural or legal person severally or jointly.

7.A.4. To the best of the Company’s knowledge, there are no known arrangements which may at a subsequent date result in a change of control.

Item 7.B – Related Party Transactions

The company shares office premises with a related company, Bronx Ventures Inc. (formerly Lucky 1 Enterprises Inc.), (“Bronx”). Subsequent to August 2001, rent for the office premises is paid by the Company and Bronx is charged for its proportionate share which was $6,032 for the twelve month period ended December 31, 2004 (2003: $7,090; 2002:$5,153). Bronx charges the Company for its proportionate share of payroll expenses and other office expenses, (“Las Vegas obligations”). During the twelve month period ended December 31, 2004, the Company has paid to Bronx the sum of $199,589 (2003:$185,425; 2002:$174,170) for the Las Vegas obligations which are as follows: payroll and benefits in the amount of $185,450 (2003:$155,796; 2002:$142,351) and other office expenses in the amount of $14,139 (2003:$29,629; 2002:$31,819).

As of January 1, 2005, the Company and Bronx no longer have any related party transactions with regards to Office expenses, Loans, Benefits and Rent. Bronx invoices the Company, on a monthly basis, for a portion of salaries paid by Bronx. The Company invoices Bronx, on a monthly basis, for a portion of the Rent and Office expenses incurred by the Company.

The Company entered into a licensing agreement on November 4, 2002, with Bronx, a related party, for the joint development of certain on-line gaming software consisting of three card games; Pan, Big 2, and Chinese Poker, (the “three card games Software”) (Exhibit 10.8 – Incorporated by reference). In respect to this transaction, the Company received the approval of the TSX Venture Exchange on November 21, 2002. The Company has received from Bronx the agreed license fee of $200,000 for the three card games Software. The three card games Software is equally owned by the Company and Bronx. The Company is the operator of the three card games Software. The Company receives 60% and Bronx receives 40% of all revenues that are generated from the operation of the three card games Software. The Company’s 60% share of revenues generated from the three card games Software was $ 438,560 for the twelve month period ended December 31, 2004 (2003:$151,425; 2002: $Nil). As at December 31, 2004, the Company has paid to Bronx $292,372 representing 40% of revenues generated from the three card games Software (2003:$100,951; 2002:$Nil). As at March 31, 2005, the Company has paid to Bronx $102,360, representing 40% if revenues generated from the three card games Software, (2004: $37,608; 2003: $3,643). The Company’s 60% share of revenues from the three card games Software for the three month period ended March 31, 2005 was $ 153,540 (2004: $56,412; 2003:$5,464). The Company has paid to Bronx $102,360 representing 40% of revenues generated from the three card games Software for the three month period ended March 31, 2005 (2004: $37,608; 2003:$3,643).

For the year ended December 31, 2004, Kalpakian Bros. of B.C. Ltd., was paid $180,000 (2003:$180,000; 2002:$180,000) The principals of Kalpakian Bros. of B.C. Ltd. are Bedo H. Kalpakian and Jacob H. Kalpakian, both Company directors and officers. Pursuant to a Management Services Agreement dated February 1, 2000, (Exhibit 10.9 – Incorporated by reference), the remuneration payable to Kalpakian Bros. of B.C. Ltd., is $15,000 per month plus GST plus reimbursement of all traveling and other expenses incurred by Kalpakian Bros. of B.C. Ltd., in connection with performing its services. The Management Services Agreement is automatically renewable on a year by year basis and may be terminated at anytime by either party on six months’ written notice. For the three month period ended March 31, 2005, Kalpakian Bros. of B.C. Ltd. was paid $ 45,000 (2004:$45,000; 2003:$45,000).

During the year ended December 31, 2004, the Company entered into Non-Brokered Private Placement Financing Agreements with Bronx, a related company. The Company has issued to Bronx a total of 4,000,000 common shares of the Company at $0.30 and $0.32 per common share for total net proceeds to the Company of $1,225,000. These shares were restricted from trading until June 20, 2004.

On January 7, 2005, Bronx, a related company, has acquired for investment purposes, 1,250,000 units of the Company at a price of $0.20 per unit. Each unit consists of one common share and one-half of one warrant. One whole warrant is required to purchase one common share at $0.25 per share for a period of 24 months. The 1,250,000 units of the Company which had a hold period that expired on May 8, 2005, have been issued to Bronx. In the future, Bronx may either increase or decrease its investment in the Company.

During the year ended December 31, 2004, 2 directors of the Company participated in the Company’s Non-Brokered

Private Placement financing dated October 25, 2004, by purchasing an aggregate of 300,000 units at $0.10 per unit. (For details, please see Item 5.b; Liquidity and Capital Resources)

During the year ended December 31, 2004, the Company charged interest, for funds loaned to Bronx, a related party, in the amount of $513 (2003:$1,740; 2002:$4,834). During the year, the Company was charged interest, for funds loaned by Bronx, in the amount of $378 (2003:$1,387; 2002:$303). Loans made to and received from Bronx bear interest at Bank of Montreal prime rate plus 1% and are payable on demand.

LVFH is related to the following companies by common management and/or Directors and/or Officers:

-	Bronx Ventures Inc. (“Bronx”) [formerly known as Lucky 1 Enterprises Inc.], a public company the shares of which are quoted for trading in the U.S.A. on the OTC Bulletin Board.

-	Kalpakian Bros. of B.C. Ltd. is a private company incorporated under the laws of the Province of British Columbia, Canada.

-	Texas Pacific Minerals Inc. is a private company incorporated under the laws of the Province of British Columbia, Canada.

-	Pacific Missouri Holdings Inc. is a private company incorporated under the laws of the Province of British Columbia, Canada.

-	Colt Capital Corp. is a reporting Alberta Corporation which is extra provincially registered in the Province of British Columbia.

Item 7.C. Interests of Experts and counsel

Not Applicable

ITEM 8. FINANCIAL INFORMATION

Item 8.A. Consolidated Statements and Other Financial Information

The Company’s Audited Consolidated Financial Statements for the year ended December 31, 2004 and 2003, are included in Item 17 of this report.

Item 8.A. 7. Legal Proceedings

The Company’s corporate legal counsel is Anfield, Sujir, Kennedy & Durno, Barristers and Solicitors, Attn: Michael Kennedy, 1600 – 609 Granville Street, Vancouver, BC, Canada V7Y 1C5 [telefax number: (604) 669-3877].

During the year ended December 31, 2004, the Company was involved in a lawsuit for patent infringement. Even though Management of the Company is of the opinion that the lawsuit was frivolous and of no merit, nevertheless Management decided that it would be more prudent and cost effective to have an amicable out-of-court settlement. Subsequent to year-end, the Company reached an out-of-court settlement, by entering into a License and Settlement Agreement dated February 17, 2005, (the “License and Settlement Agreement”) (Exhibit 10.1*- Attached) whereby the Company agreed to pay a series of royalty payments, not to exceed the sum of US$200,000, which are payable as follows:

(a)	Four equal instalments of US$25,000 until November 2, 2005, of which one instalment payment was made upon the execution of the License and Settlement Agreement;

(b)	Quarterly payments of US$10,000 for every US$1,000,000 of Las Vegas’ cumulative rake income commencing January 1, 2005, for up to US$5,000,000 of Las Vegas’ cumulative rake revenues; and,

(c)	A single payment of US$50,000 for the first subsequent US$5,000,000 of Las Vegas’ cumulative rake revenues after the above mentioned US$5,000,000 has been reached.

Accordingly, US$200,000 (Cdn$240,400) was accrued as settlement expense in the statement of operations for the year ended December 31, 2004. On May 6th, 2005, the Company entered into a Modification and Release

Agreement (Exhibit 10.2*- Attached) whereby all outstanding scheduled royalty payments that were payable pursuant to the License and Settlement Agreement were modified and replaced with one final lump-sum payment of US$90,000 which was paid by LVFH as full satisfaction and complete release from the entire payment schedule of the License & Settlement Agreement. All other remaining provisions of the License and Settlement Agreement that were not modified shall remain in full force and effect.

The Company is presently not a party to any legal proceeding of any kind .

Dividends

The Company has never paid and does not intend to pay any dividends in the future.

Item 8.B. Significant Changes.

As of December 31, 2004, and up until May 31, 2005, there were no significant changes in the affairs of the Company except for the following:-

1.	The “Bought Deal” Financing Agreement dated April 21, 2005, (the “Offering”) entered into between the Company and Wellington West Capital Markets (“Lead Agents”). (Exhibit 1.1*[Agency Agreement] – Attached);

2.	With respect to the Company’s forthcoming Annual & Special General Meeting, Management of the Company has proposed to its shareholders to consider and adopt the Company’s Special Resolutions to alter the Company’s existing Articles by deleting all of the provisions for the existing Articles of the Company and adopting the New Articles for the Company in substitution thereof pursuant to the New Business Corporations Act (British Columbia) and to consider and adopt a special resolution to increase the Company’s authorized share capital to an unlimited number of common and preferred shares in each case without nominal or par value,.(Exhibit 20.2 – Incorporated by reference).

ITEM 9. THE OFFER AND LISTING

Item 9.A. (4) Listing Details

The common shares of the Company were listed on the Vancouver Stock Exchange, British Columbia, on September 15, 1983. Effective on November 29, 1999, the Vancouver Stock Exchange became known as the Canadian Venture Exchange (“CDNX”) as a result of the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange. During 2002, the CDNX changed its name to the TSX Venture Exchange (referred to as “TSX Venture”) pursuant to the Toronto Stock Exchange’s acquisition of the CDNX. The following table sets forth the market price (Canadian dollar), range and trading volume of the common shares on the TSX Venture for the periods indicated. The current trading symbol of the Company’s common shares listed on the TSX Venture is “LVH”. The closing market price on May 31, 2005 was Canadian $ 0.54 per common share on the TSX Venture.

TSX Venture Exchange (“TSX Venture”)
(formerly known as the Canadian Venture Exchange)
Trading Range (Canadian $)

Five Most Recent Financial Years	High $	Low $	Volume
2000	2.25	0.13	8,633,672
2001	0.39	0.11	17,349,284
2002	0.20	0.04	9,597,550
2003	0.495	0.01	50,031,230
2004	0.40	0.09	56,935,312

TSX Venture Exchange – (Canadian)

Two Most Recent Financial Years
Year 2003	High $	Low $	Volume
Jan 1 - Mar 31	0.06	0.02	4,298,600
Apr 1 - Jun 30	0.04	0.01	920,800
Jul 1 - Sep 30	0.195	0.03	36,921,600
Oct 1 - Dec 31	0.495	0.345	7,890,230

Year 2004	High $	Low $	Volume
Jan 1 - Mar 31	0.40	0.215	18,876,729
Apr 1 - Jun 30	0.305	0.155	10,932,024
Jul 1 - Sep 30	0.22	0.09	10,138,960
Oct 1 - Dec 31	0.285	0.125	16,987,599

Year 2005	High $	Low $	Volume
Jan 1 - Mar 31	0.68	0.235	38,438,058

Six Most Recent Months	High $	Low $	Volume
December 2004	0.275	0.21	4,023,248
January 2004	0.38	0.235	10,112,063
February 2005	0.68	0.32	14,486,634
March 2005	0.68	0.45	13,839,361
April 2005	0.83	0.54	21,171,984
May 2005	0.65	0.52	10,969,022

Effective July, 1999 the Company’s common shares commenced trading in the U.S.A. on the OTC Bulletin Board under the symbol “LVFHF”. The following table sets forth the market price (US$), range and trading volumes of the common shares of the Company on the OTC Bulletin Board for the periods indicated:-

OTC Bulletin Board Trading Range (US $)

Five Most Recent Financial Years	High $	Low $	Volume
2000	1.87	0.08	1,629,400
2001	0.25	0.06	828,000
2002	0.15	0.02	2,224,700
2003	0.37	0.02	4,964,163
2004	0.30	0.075	2,048,186

Two Most Recent Financial Years
Year 2003	High $	Low $	Volume
Jan 1 - Mar 31	0.04	0.02	52,000
Apr 1 - Jun 30	0.04	0.01	147,300
Jul 1 - Sep 30	0.14	0.02	2,540,000
Oct 1 - Dec 31	0.37	0.11	2,224,863

Year 2004	High $	Low $	Volume
Jan 1 - Mar 31	0.30	0.17	1,173,400
Apr 1 - Jun 30	0.23	0.11	321,100
Jul 1 - Sep 30	0.18	0.075	235,486
Oct 1 - Dec 31	0.44	0.10	318,200

Year 2005	High $	Low $	Volume
Jan 1 - Mar 31	0.55	0.19	4,672,700

Six Most Recent Months	High $	Low $	Volume
December 2004	0.25	0.156	40,600
January 2005	0.30	0.19	1,096,400
February 2005	0.499	0.259	1,552,400
March 2005	0.55	0.40	2,023,900
April 2005	0.685	0.45	997,000
May 2005	0.53	0.42	826,000

Effective September 1, 2000, the Company’s common shares were listed for trading on the Third Market Segment of the Berlin Stock Exchange under the symbol “LVH”. The following table sets forth the market price (Euro € ), range and trading volumes of the common shares of the Company on the Berlin Stock Exchange for the periods indicated:-

Berlin Stock Exchange (Third Market Segment)–(Euro €)

Two Most Recent Financial Years
Year 2003	High€	Low €	Volume
Jan 1 - Mar 31	0,035	0,01	0
Apr 1 - Jun 30	0,025	0,01	0
Jul 1 - Sep 30	0,11	0,02	0
Oct 1 - Dec 31	0,3	0,08	110,000

Year 2004	High€	Low €	Volume
Jan 1 - Mar 31	0,24	0,13	0
Apr 1 - Jun 30	0,18	0,08	0
Jul 1 - Sep 30	0,1	0,051	0
Oct 1 - Dec 31	0,15	0,069	0

Year 2005	High€	Low €	Volume
Jan 1 - Mar 31	0,36	0,11	8,000

Six Most Recent Months	High€	Low €	Volume
December 2004	0,15	0,1	0
January 2005	0,23	0,11	0
February 2005	0,35	0,19	8,000
March 2005	0,36	0,3	0
April 2005	0,39	0,31	192,000
May 2005	0,4	0,32	180,000

Item 9.C. Markets

The common shares of the Company were listed on the Vancouver Stock Exchange, British Columbia, on September 15, 1983. Effective on November 29, 1999, the Vancouver Stock Exchange became known as the Canadian Venture Exchange (“CDNX”) as a result of the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange. During 2002, the CDNX changed its name to the TSX Venture Exchange (referred to as “TSX Venture”) pursuant to the Toronto Stock Exchange’s acquisition of the CDNX. The current trading symbol for the Company’s common shares on the TSX Venture is “LVH”.

Effective July, 1999 the Company’s common shares commenced trading in the U.S.A. on the OTC Bulletin Board under the symbol “LVFHF”.

Effective September 1, 2000, the Company’s common shares were listed for trading on the Third Market Segment of the Berlin Stock Exchange in Germany. The trading symbol for the Company’s common shares is “LVH”, and the German Securities Code is 935277.

ITEM 10. ADDITIONAL INFORMATION

Item 10.A.1. Share Capital.

The authorized capital of the Company consists of 100,000,000 common shares without par value of which 79,334,678 are issued and outstanding as of May 31, 2005. In addition, the authorized preferred shares of the Company consist of 5,000,000 of which none have been issued.

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

			Exercise
Outstanding Share Data as	No. of Common	No. of Preferred	($) Price per
at May 31, 2005	Shares	Shares	common share	Expiry Dates
Issued and Outstanding	79,334,678	Nil	N/A	N/A
Stock Options	10,079,592	N/A	0.12 to 0.44	Feb 4, 2006 to June 1,2007
Broker’s Warrants BPP Oct 31, 2004	90,000	N/A	0.10	October 31, 2006
Warrants BPP Oct 31, 2004	3,775,000	N/A	0.20	October 31, 2006
Warrants NBPP Oct 31, 2004	950,000	N/A	0.20	November 8/2006
Warrants NBPP Jan 7, 2005	2,000,000	N/A	0.25	January 7, 2007
“Class A” Subscription receipts (Restricted till Sept 14, 2005) (Authorized for issuance)	2,497,100	N/A	N/A	N/A

Warrants pursuant to “Class A” Subscription Receipts	1,248,550	N/A	$1.00	May 13, 2007
Fully Diluted as at May 31, 2005	99,974,920	Nil	N/A	N/A

Item 10.A.4. Warrants

At December 31, 2004 and 2003, the following warrants are outstanding. Each warrant entitles the holder to purchase one common share of the Company at the exercise price per common share with the following expiry dates:

	Exercise	Number of Warrants
Expiry Date	Price	2004	2003

January 9, 2004 (expired)	$0.35 or $0.70	0	955,000
February 8, 2004 (expired)	$0.35 or $0.70	0	733,000
October 31, 2006	$0.20	4,600,000	0
October 31, 2006	$0.10	920,000	0
November 8, 2006	$0.20	1,125,000	0

Total warrants outstanding		6,645,000	1,688,000

At March 31, 2005, the following warrants are outstanding. Each warrant entitles the holder to purchase one common share of the Company at the exercise price per common share with the following expiry dates

	Exercise	Number of Warrants
Expiry Date	Price	2005

October 31, 2006	$0.20	4,100,000
October 31, 2006	$0.10	90,000
November 8, 2006	$0.20	950,000
January 7, 2007	$0.25	2,000,000

Total warrants outstanding		7,140,000

All warrants have been issued pursuant to resolutions of the Board of Directors of the Company.

Item 10.A.5. Stock Options

From time to time the Company grants stock options to employees, consultants and directors pursuant to the rules and regulations of the TSX Venture Exchange (“TSX Venture”).

During 2002, the Company adopted an incentive stock option plan (the “2002 Plan”) under which the Company may issue 3,810,349 stock options to acquire common shares in the capital of the Company as an incentive to officers, directors, employees, management company employees and consultants who can contribute to the success of the Company. The 2002 Plan has received TSX Venture approval. In addition to the 2002 Plan, the Company’s shareholders adopted and approved the Company’s 2003 Stock Option Plan (the “2003 Plan”) (Exhibit 10.10 – Incorporated by reference) under which the Company may reserve up to 10% of its issued and outstanding capital stock for issuance under the Company’s stock option plan on a “rolling” basis, meaning the 10% limit is calculated from time to time whenever an option is granted and is based on the number of the then issued and outstanding common shares. The 2003 Plan has received TSX Venture approval.

During 2004, the Company’s shareholders adopted and approved the Company’s 2004 Stock Option Plan (the “2004 Plan”) (Exhibit 10.11 – Incorporated by reference) which replaces the Company’s aforementioned 2002 and 2003 Stock Option Plans. The 2004 Plan, which has received the approval of the TSX Venture, reserved 11,290,154 common shares for issuance representing 20% of the Company’s issued and outstanding common shares on April 12, 2004.

The following summarizes the employee, director and consultant stock options that have been granted, exercised, cancelled and expired during the years ended December 31, 2004, 2003 and 2002.

	Number of	Exercise
	Shares	Price

Balance, December 31, 2001	2,471,442	$0.14 to $0.75
Year ended December 31, 2002
Options granted	2,746,907	$0.10 to $0.11
Options cancelled	(1,608,000)	$0.11 to $0.36

Balance, December 31, 2002	3,610,349	$0.10 to $0.36
Year ended December 31, 2003
Options granted	2,920,349	$0.11 to $0.22
Options cancelled	(516,178)	$0.10 to $0.36
Options exercised	(1,929,814)	$0.10 to $0.36
Options expired	(1,146,357)	$0.10 to $0.11

Balance, December 31, 2003	2,938,349	$0.11 to $0.36
Year ended December 31, 2004
Options granted	13,310,000	$0.12 to $0.21
Options cancelled	(381,250)	$0.18 to $0.19
Options exercised	(2,375,408)	$0.11 to $0.22
Options expired	(2,326,099)	$0.11 to $0.36

Balance, December 31, 2004	11,165,592	$0.12 to $0.20

The following summarizes the employee, director and consultant stock options that have been granted, exercised, cancelled and expired during the three month period ended March 31, 2005.

		Exercise
Stock Options	Number of Shares	Price $

Balance beginning of period	11,165,592	0.12 to 0.20

Options granted	1,085,000	0.20 to 0.44
Options exercised	(1,721,000)	0.12 to 0.19
Options expired	—	—

Balance end of period	10,529,592	0.12 to 0.44

Item 10.A.6. History of Share Capital

There are no special voting rights attached to any of the Company’s issued and outstanding common shares which were all issued for cash or in the case of Finders Fees, or agents warrants or member sponsorship fee for services rendered.

CAPITAL STOCK

(a)	Authorized

100,000,000	Common shares without par value
5,000,000	Preferred shares (none issued)

(b)	Issued

Common shares	Number	Amount

Balance, December 31, 2001	24,754,420	$10,801,388
Exercise of warrants for cash	1,311,066	199,800
Reclassification of contributed surplus on exercise of options	0	56,819
Private placements
Net proceeds	12,038,000	1,342,600

Balance, December 31, 2002	38,103,486	12,400,607
Exercise of stock options for cash	1,929,814	199,785
Reclassification of contributed surplus on exercise of options	0	175,392
Private placements
Net proceeds	11,999,970	1,569,996

Balance, December 31, 2003	52,033,270	14,345,780
Exercise of stock options for cash	2,375,408	424,318
Reclassification of contributed surplus on exercise of options	0	251,003
Private placements
Net proceeds	15,450,000	2,278,000

Balance December 31, 2004	69,858,678	$17,299,101
Exercise of stock options for cash	1,721,000	309,720

Exercise of warrants for cash	2,005,000	343,000
Reclassification of contributed surplus on exercise of options	0	0
Private placement
net proceeds	5,000,000	1,000,000

Balance March 31, 2005	78,584,678	$18,951,821

Item 10.B. Memorandum and Articles of Association. This information has been reported previously. [Exhibit 3.1 – Incorporated by reference]

Item 10.C. Material Contracts

The Company entered into a licensing agreement on November 4, 2002, with Bronx for the joint development of certain on-line gaming software consisting of three card games; Pan, Big 2, and Chinese Poker, (the “three card games software”) (Exhibit 10.8 – Incorporated by reference). In respect to this transaction, the Company received the approval of the TSX Venture Exchange on November 21, 2002.

During 2003, the Company’s Antiguan subsidiary, Action Poker, entered into a Net Revenue Sharing Agreement with Atlantis Casino On-Line N.V. (“Atlantis”) whereby Action Poker acquired the ownership and operatorship of www.atlantisworldpoker.com and Atlantis acquired 35% of Action Poker’s share of Net Revenues for a purchase price of U.S. $1,000,000 (the “Net Revenue Sharing Agreement”) (Exhibit 10.5 – Incorporated by reference). On April 1, 2004, the Company’s Antiguan subsidiary, Action Poker, entered into a Purchase/Sale Agreement for the Termination of the Net Revenue Sharing Agreement (the “Purchase Back Agreement”) with Atlantis for a Purchase and Termination Price of U.S. $1,000,000 (Exhibit 10.6 – Incorporated by reference).

Item 10.D. Exchange Controls

(a)	No governmental laws, decrees or regulations in the Province of British Columbia, Canada, restrict export or import of capital, including, but not limited to, foreign exchange controls, or affect the remittance of dividends, interest or other payments to non-resident holders of the Registrant’s securities.

(b)	There are no limitations on the right of non-resident or foreign owners to hold or vote such securities imposed by foreign law or by the charter or other constituent document of the Registrant.

Item 10.E. Taxation

General

The following comments summarize the material Canadian and U.S. Federal Income Tax consequences for a shareholder of the Registrant who is a non-resident of Canada and who is a resident of the United States subject to taxation under the laws of the United States.

The following is based upon the current provisions of the Income Tax Act (Canada) (the “Tax Act”) and regulations there under, the U.S. Internal Revenue Code of 1986 (the “Code”) and regulations thereunder, the Canada-United States Income Tax Convention, 1980 (the “Convention”), the current administrative policies and practices published by Revenue Canada or by the U.S. Internal Revenue Service and all specific proposals to amend the Tax Act and regulations there under that have been publicly announced by the Minister of Finance (Canada) prior to the date hereof, and judicial decisions, all of which are subject to change. The following does not take into account the tax laws of the various provinces or territories of Canada or the tax laws of the various state and local jurisdictions of the United States or foreign jurisdictions.

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

Common stock of a resident public corporation will constitute taxable Canadian property of a shareholder at a particular time if at any time in the preceding five (5) years, 25% or more of the issued shares of any class of the capital stock of the Registrant belonged to the non-resident shareholder, persons with whom the non-resident did not deal at arm’s length, or to the non-resident shareholder and persons with whom the non-resident shareholder did not deal at arm’s length. A proposed amendment will change the resident public company criteria to shares of resident corporations listed on a prescribed stock exchange.

Under the Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains from dispositions of taxable Canadian property and may deduct allowable capital losses from dispositions of taxable Canadian property. If the shares are considered taxable Canadian property, the vendor may be required to withhold tax pursuant to section 116 of the Tax Act.

Upon disposal of capital property the amount, if any, by which a taxpayer’s proceeds of disposition exceed or are exceeded by the adjusted cost base of the capital property (including expenses of disposition) represent the capital gain (or loss) on disposition of the capital property. Three-fourths of the gain (the “taxable capital gain”) is included in income and taxed at normal rates. Three-fourths of the loss (the “allowable capital loss”) can be deducted from taxable capital gains realized in the same year. Pursuant to the Federal Budget which was announced on February 28, 2000, the taxable capital gain and allowable capital loss inclusion rate is to be reduced from three-fourths to two-thirds for dispositions after February 27, 2000. On October 18, 2000 the Federal Budget further reduced the inclusion rate from two-thirds to one-half for dispositions after October 17, 2000. For dispositions of taxable Canadian property any excess of allowable capital losses over taxable capital gains becomes a “net capital loss” which can be carried to other years to reduce taxable capital gains from the disposition of such property.

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

Revenue Canada has indicated that it considers the protection of the Convention with respect to capital gains extend to a “deemed disposition” under the Tax Act, including the “deemed disposition” arising upon the death of a taxpayer.

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

Generally, a U.S. shareholder will realize ordinary income on the receipt of cash dividends or property distributions from an investment in the shares of a foreign corporation to the extent such dividends are paid out of the foreign company’s current accumulated earnings and profits. To the extent of any withholding taxes, both individual and corporate investors must include such taxes in income and, in turn, claim a foreign tax credit. Certain corporate investors are also entitled to gross up the underlying foreign corporate income taxes and claim a foreign tax credit.

Thus, under the general rule, no U.S. federal income tax consequences occur until an actual dividend is paid. Although this general rule can apply in a PFIC investment, there are significant deviations from this general rule and many elections available to a U.S. shareholder that can alter the U.S. federal income tax consequences. Such consequences will be unique to each U.S. shareholder.

In the absence of any PFIC elections, a U.S. shareholder of a PFIC, will be taxed under the excess distribution method. Under this method, where a current year dividend exceeds 125% of the average of dividends during the preceding three taxable years, the excess must be allocated rateably to each day in the taxpayer’s holding period.

The amount of the excess allocated to the current year and to years when the corporation was not a PFIC is included in the shareholder’s gross income for the year of the distribution. The remainder of the excess is not included in gross income, but the U.S. shareholder must pay a deferred tax amount by allocating the remaining excess to all PFIC years, re-computing the tax for each PFIC year and computing and paying the resultant interest on the recomputed tax for each PFIC year. As indicated above, foreign tax credit relief is available for withholding taxes for both individual and corporate investors. Relief for underlying corporate tax is only available for certain corporate investors.

Under the excess distribution method, gain on the disposition of PFIC shares results in the same allocation process; gross income inclusion; tax re-computation; and interest charge as an excess distribution.

In lieu of the excess distribution method, a U.S. shareholder may elect to treat a PFIC as a Qualified Electing Fund (“QEF”) and be taxed under the QEF method. If that election is made, the U.S. shareholder will be taxed currently on its pro-rata share of the earnings of the QEF. The current income inclusion eliminates the interest charge under the excess distribution method. Thus, unlike the excess distribution method that requires the receipt of cash from an actual dividend or sale, the QEF method invokes taxation without the receipt of cash.

A shareholder that makes a QEF election may, or may not, remain subject to tax under the excess distribution method. If the U.S. shareholder makes the QEF election for the foreign corporation’s first tax year as a PFIC that is included in the shareholder’s holding period, the excess distribution will not apply to the shareholder. Thus, this type of shareholder will include its pro-rata share of PFIC earnings as a dividend, claim the appropriate foreign tax credit, and not face any interest charge.

If the shareholder makes the QEF election at a later time, in the absence of any other PFIC election, current taxation under the QEF method will apply prospectively. However, the excess distribution method continues to apply prior to the effective date of the QEF election.

If the shareholder makes the QEF election at a later time, the shareholder has an additional option to make a purging election. If a purging election is made, the PFIC stock would be treated as if it were sold and the gain treated as an excess distribution requiring: a gross income inclusion; allocation to PFIC years in the shareholder’s holding period, a tax recomputation for PFIC years in the shareholder’s holding period; and an interest charge payment. As a result of the purging election, thereafter the excess distribution method would not apply to that shareholder.

Under the QEF method, the U.S. shareholder has another option. In lieu of paying the tax on its pro-rata share of PFIC earnings, the U.S. shareholder in a QEF on the last day of the QEF’s tax year may elect to extend the time for payment of any of its undistributed PFIC earnings tax liability for the tax year. If the election is made, the election is treated as an extension of time to pay tax and, thus, the U.S. shareholder is liable for interest.

In lieu of any of the above-described methods, since Las Vegas From Home.com Entertainment Inc. is regularly traded on a national securities exchange, U.S. shareholders may wish to make an election to mark to market.

A U.S. shareholder of a PFIC may make a mark to market election for marketable PFIC stock. If the election is made, the shareholder includes in income each year an amount equal to the excess, if any, of the fair market value of the PFIC stock as of the close of the tax year over the shareholder’s adjusted basis in the stock. Decreases in market value are allowed as deductions, within certain prescribed limits.

Generally, under the mark to market election, the general PFIC rules under the excess distribution method and QEF method do not apply. However, if the mark to market election is made after a U.S. shareholder has maintained its investment, there are provisions that ensure that the interest charge on amounts attributable to periods before the election is not avoided.

PERSONS CONSIDERING THE PURCHASE OF COMMON SHARES OF THE COMPANY SHOULD CONSULT THEIR TAX ADVISORS WITH REGARD TO THE APPLICATION OF CANADIAN, U.S. AND OTHER TAX LAWS TO THEIR PARTICULAR SITUATION.

Item 10. F. Dividends and Paying Agents

Not Applicable.

Item 10. G. Statement by Experts

Not Applicable

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

We are subject to the informational requirements of the Securities Exchange Act and file reports and other information with the Securities and Exchange Commission. Reports and other information which we file with the Securities and Exchange Commission, including this Annual Report on Form 20-F, may be inspected at the public reference facilities of the Securities and Exchange Commission at: 450 Fifth Street N.W., Room 1024, Washington, D.C. 20549. Additionally, copies of this material may also be obtained from the Securities and Exchange Commission’s Internet Site at http:/www.sec.gov. The Commission’s telephone number is 1-800-SEC-0330.

Item 10. I Subsidiary Information

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Financial Instruments

(i)	Fair value

The carrying value of cash and term deposits, accounts receivable, accounts payable and accrued liabilities, amounts due to and from related parties and obligation under capital lease approximate their fair value because of the short maturity of these financial instruments.

(ii)	Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and liabilities.

(iii)	Credit risk

The Company is exposed to credit risk with respect to its accounts receivable, however, risks on accounts receivable is minimal as receivables are from major internet payment processors.

(iv)	Translation risk

The Company translates the results of foreign operations into Canadian currency using approximately the average exchange rate for the year. The exchange rate may vary from time to time. This risk is minimized to the extent that all non-Canadian source revenues and expenses are in US dollars.

(v)	Market risk

The Company is exposed to market risk with respect to its investment in marketable securities from adverse fluctuations in their market value and in the event the marketable securities are delisted from public trading.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

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

Use of Proceeds from Offering

Not Applicable

ITEM 15. CONTROLS AND PROCEDURES

a)	EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES. The Company’s Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures [(as defined in Rules 13a-14(c) and 15d -14(c) under the Securities Exchange Act of 1934 (“Exchange Act”)] as of a date within 90 days of the filing date of this Annual Report on Form 20-F. Based on such evaluation, they have concluded that as of such date, our disclosure controls and procedures are effective and designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable SEC rules and forms.

b)	CHANGES IN INTERNAL CONTROLS. There were no changes in our internal controls or in other factors that could affect these controls subsequent to the date of evaluation by our Chief Executive Officer and Chief Financial Officer.

(Exhibits 31.1* and 31.2* Attached)

ITEM 16. AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANT FEES

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

16.B. Code of Ethics

On May 31, 2004, the Company’s Board of Directors adopted a Code of Ethics (the “Code”) for the Company’s Chief Executive Officer and Chief Financial Officer and its principal accounting officer or controller, or persons performing similar function (the “Senior Financial Officers”) to deter wrongdoing and promote honest and ethical conduct in the practice of financial management, full, fair, accurate, timely and understandable disclosure; and compliance with all applicable laws and regulations. These Senior Financial Officers are expected to abide by this Code as well as by all of the Company’s other applicable business policies, standards and guidelines. (Exhibit 14.1 - Incorporated by reference)

The Code of Ethics can be accessed electronically at http://www.LVFH.com.

Item 16.C. Auditor’s Fees & Services

The aggregate fees charged to the Company by the external auditor in each of the last two fiscal years is as follows:

	FYE 2003	FYE 2004
Audit fees for the year ended	$21,600	$31,500
Audit related fees	2,655	1,687
Estimate of audit related fees yet to be incurred	Nil	2,000	(1)
Tax fees	3,500 (2)	1,400	(2)
All other fees (non-tax)	Nil	Nil

Total Fees:	$27,775	$36,587

(1)	This is an estimate for the US Auditors review of the Company’s Annual Report on Form 20F

(2)	These fees are for preparation and filing of the Company’s tax return.

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

ITEM 17. FINANCIAL STATEMENTS

The Company’s Consolidated Audited Financial Statements for the year ended December 31, 2004 and 2003 together with the report of the auditors, Smythe Ratcliffe, Chartered Accountants, are filed as part of this annual report. The Company’s consolidated audited financial statements are stated in Canadian dollars (Cdn$) and are prepared in accordance with Canadian generally accepted accounting principles.

Report of Independent Registered Public Accounting Firm	page 42

Comment by Independent Auditors for United States Readers on Canada/United States Reporting Conflict	page 42

Consolidated Balance Sheets as at December 31, 2004 and December 31, 2003	page 43

Consolidated Statements of Operations and Deficit for the years ended December 31, 2004, 2003 and 2002	page 44

Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002	page 45

Notes to the Consolidated Financial Statements	pages 46 - 64

All schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

ITEM 18. FINANCIAL STATEMENTS

The Company’s Consolidated Audited Financial Statements and schedules which are required to be filed hereunder are listed in Item 17 and are specifically incorporated by this reference. The Company’s financial statements are stated in Canadian dollars (Cdn $) and are prepared in accordance with Canadian generally accepted accounting principles.

ITEM 19. EXHIBITS

1.1*	Agency Agreement with Wellington West Capital Markets for a Private Placement Financing - April 21, 2005 [Attached]

3.1	Articles and Memorandum - [Incorporated by reference – previously filed Form 20-F/A, (March 8, 1999)]

10.1*	License and Settlement Agreement dated February 17, 2005 [Attached];
10.2*	Modification and Release Agreement dated May 6th, 2005 [Attached];

10.3*	Loan Agreement dated June 15, 2004 with International Interactive Ventures [Attached];
10.4*	Letter Agreement dated February April 15, 2005 [Attached];

10.5	Net Revenue Sharing Agreement - [Incorporated by reference – previously filed Form 20F/A (2003)];
10.6	Purchase/Sale Agreement for the Termination of the Net Revenue Sharing Agreement – (“Purchase Back Agreement”) [Incorporated by reference – previously filed Form 20F/A (2003)];
10.7	Indemnity Agreements with two Directors and an Officer - [Incorporated by reference – previously filed on Form 20-F/A (2002)]
10.8	Licensing Agreement Dated November 4, 2002 with Bronx Ventures Inc. - [Incorporated by reference -previously filed on Form 20-F/A (2002)]
10.9	Management Services Agreement - [Incorporated by reference – previously filed on Form 20-F (2001)]

10.10	2003 Stock Option Plan – [Incorporated by reference – previously filed Form 20F/A (2003)];
10.11	2004 Stock Option Plan – [Incorporated by reference – previously filed Form 20F/A (2003)];

11.*	Statement explaining in reasonable detail how earnings/loss per share is calculated

14.1	Code of Ethics (May 31, 2004) – [Incorporated by reference – previously filed Form 20F/A (2003)]

20.1	The Information Circular & Management Proxy Material, 2004 - [Incorporated by reference – previously filed on Form 6K (April, 2004)]

20.2	The Information Circular & Management Proxy Material, 2005 - [Incorporated by reference – previously filed on Form 6K (May, 2005)]

21.*	List of the Company’s subsidiaries

31.1*	Sarbanes Oxley Act, S302 Certified by Bedo H. Kalpakian, Chairman & CFO

31.2*	Sarbanes Oxley Act, S302- Certified by Jacob H. Kalpakian, President & CEO

32.1*	Sarbanes Oxley Act S906 Certifications by Jacob H. Kalpakian, President & CEO and Bedo H. Kalpakian, Chairman & CFO

99.1*	Schedule I – Amounts Receivable (Payable) from Related Parties and Underwriters, Promoters and Employees other than Related Parties
99.2*	Schedules II & III – Property, Plant and Equipment and Accumulated Depreciation, Depletion and Amortization of Property, Plant and Equipment
99.3*	Schedule IV – Marketable Securities

*	Filed herewith (Attached)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

LAS VEGAS FROM HOME.COM ENTERTANMENT INC.
“Bedo H. Kalpakian”

Bedo H. Kalpakian Chairman

Dated this 31st day of May, 2005

LAS VEGAS FROM HOME.COM
     ENTERTAINMENT INC.

Consolidated Financial Statements
December 31, 2004 and 2003

7th Floor, Marine Building
355 Burrard Street
Vancouver, B.C. V6C 2G8

facsimile: 604.688.4675
telephone: 604.687.1231

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

TO THE STOCKHOLDERS OF LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

We have audited the consolidated balance sheets of Las Vegas from Home.com Entertainment Inc. as at December 31, 2004 and 2003 and the related consolidated statements of operations and deficit and cash flows for the years ended December 31, 2004, 2003 and 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (“PCAOB”) (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and cash flows for each of the two years then ended in conformity with Canadian generally accepted accounting principles. Accounting principles generally accepted in Canada differ in certain significant respects from accounting principles in the United States of America and are discussed in note 15 to the consolidated financial statements.

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by the Company’s ability to continue as a going-concern. Our report to the shareholders dated March 8, 2005 is also expressed in accordance with Canadian reporting standards that do not permit a reference to such an uncertainty in the auditors’ report when the uncertainty is adequately disclosed in the financial statements.

“Smythe Ratcliffe”

Chartered Accountants

Vancouver, Canada
March 8, 2005

COMMENTS BY AUDITORS FOR US READERS

The accompanying financial statements have been prepared assuming the Company will continue as a going-concern. As discussed in note 1 to the financial statements, the Company has incurred significant operating losses over the past three fiscal years. These matters raise substantial doubt about the Company’s ability to continue as a going-concern. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.

As discussed in note 15(a)(viii) to the financial statements for US GAAP reconciliation purposes, the Company adopted FASB Interpretation 123R, Share-Based Payment and, accordingly, began expensing stock options granted to officers, directors, consultants and employees using the fair value method. This change was accounted for on a prospective basis for US GAAP.

“Smythe Ratcliffe”

Chartered Accountants

Vancouver, Canada
March 8, 2005

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Consolidated Balance Sheets
Years Ended December 31
(Canadian Dollars)

	2004	2003

		(note 3(e))
Assets

Current
Marketable securities (note 5)	$383	$17,374
Accounts receivable	1,203,471	179,133
Prepaids and security deposits	102,899	85,041

	1,306,753	281,548
Equipment and Software Development (note 7)	904,747	238,655
Due from Related Party (note 11)	371,347	140,832

Total Assets	$2,582,847	$661,035

Liabilities

Current
Bank indebtedness	$20,717	$3,300
Accounts payable and accrued liabilities	1,361,239	405,608
Other obligations (note 8)	516,008	0
Obligation under capital lease (note 9)	19,904	12,127
Due to related parties (note 11)	8,525	7,981

	1,926,393	429,016
Obligation Under Capital Lease (note 9)	23,190	27,565

	1,949,583	456,581

Stockholders’ Equity

Capital Stock (note 10)	17,299,101	14,345,780
Subscription Received (note 10(b))	750,000	0
Contributed Surplus (note 10(f))	2,451,298	379,297
Deficit	(19,867,135)	(14,520,623)

	633,264	204,454

Total Liabilities and Stockholders’ Equity	$2,582,847	$661,035

Commitments (note 14)

“Bedo H. Kalpakian”
Director

Bedo H. Kalpakian

“Neil Spellman”	Director

Neil Spellman

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Consolidated Statements of Operations and Deficit
Years Ended December 31
(Canadian Dollars)

	2004	2003	2002

		(note 3(e))	(note 3(e))
Interest Income	$3,046	$1,997	$9,776
Revenue	1,980,918	1,380,427	375,608

	1,983,964	1,382,424	385,384

Expenses
Salaries and benefits	2,292,755	1,344,223	894,661
Advertising and promotion	1,236,938	771,813	346,736
Consulting and professional fees	991,950	227,138	125,764
Rent	289,269	255,702	112,886
Management fees	180,000	180,000	180,000
Travel, meals and entertainment	172,233	163,834	184,581
Office	126,891	83,323	92,573
Legal, accounting and audit	78,661	133,947	188,293
Telephone	24,863	27,704	25,484
License fee	13,033	26,755	41,250
Regulatory and transfer agent fees	10,357	6,891	12,270
Shareholder communication	9,424	11,150	5,641
Technical consulting	2,600	59,701	272,698
Recovery on software development	0	0	(200,000)
Bank charges, interest and foreign exchange	(17,840)	34,278	26,644
Amortization	168,108	71,677	67,188

	5,579,242	3,398,136	2,376,669

Loss Before Other Items	(3,595,278)	(2,015,712)	(1,991,285)

Other Items
Gain (loss) on disposal of property and equipment	0	435	(39,575)
Recovery for loans receivable	0	0	156,470
Write-down of software	0	0	(166,023)
Gain on settlement of debt	0	0	200,000
Interest income on debt settlement	0	0	15,000
Write-down of investments	(39,301)	0	0
Gain (loss) on sale of investments	(42,011)	6,502	0
Settlement of lawsuit	(240,400)	0	0
Purchase of net revenue sharing (note 12)	(1,429,522)	0	0

	(1,751,234)	6,937	165,872

Net Loss for Year	(5,346,512)	(2,008,775)	(1,825,413)

Deficit, as previously reported	(14,223,548)	(12,428,797)	(10,686,435)
Adjustment for Change in Accounting Policy (note 3(e))	(297,075)	(83,051)	0

Deficit, Beginning of Year, as restated	(14,520,623)	(12,511,848)	(10,686,435)

Deficit, End of Year	$(19,867,135)	$(14,520,623)	$(12,511,848)

Net Loss Per Share	$(0.10)	$(0.05)	$(0.05)

Weighted Average Number of Common Shares	58,428,307	42,579,518	34,176,428

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
Consolidated Statements of Cash Flows
Years Ended December 31
(Canadian Dollars)

	2004	2003	2002

Operating Activities
Net loss	$(5,346,512)	$(2,008,775)	$(1,825,413)
Items not involving cash
Amortization	168,108	71,677	67,188
Capitalization of deferred amortization on software development	11,977	0	0
Stock-based compensation	2,323,004	528,457	83,051
Gain (loss) on sale of investments	42,011	(6,502)	0
Write-down of investments	39,301	0	0
License fee from settlement	240,400	0	0
Gain (loss) on disposal of property and equipment	0	(435)	39,575
Recovery of loans receivable	0	0	(156,470)
Write-down of software	0	0	166,023
Gain on settlement of debt	0	0	(200,000)

Operating Cash Flow	(2,521,711)	(1,415,578)	(1,826,046)

Changes in Non-Cash Working Capital
Accounts receivable	(1,024,338)	(85,282)	(66,119)
Prepaids and security deposits	(17,858)	(80,446)	60,105
Due from related party	(230,515)	(140,832)	26,180
Accounts payable and accrued liabilities	955,631	77,518	115,134
Due to related parties	544	(94,138)	88,532

	(316,536)	(323,180)	223,832

Cash Used in Operating Activities	(2,838,247)	(1,738,758)	(1,602,214)

Financing Activities
Common shares issued, net of issue costs	2,702,318	1,769,781	1,542,400
Subscriptions received	750,000	0	0
Other obligations	275,608	0	0
Repayment of capital lease	(14,282)	(8,403)	0

Cash Provided by Financing Activities	3,713,644	1,761,378	1,542,400

Investing Activities
Proceeds on sale of marketable securities	173,839	30,864	0
Purchase of marketable securities	(238,160)	(34,553)	0
Gain (loss) on disposal of property and equipment	0	1,650	1,353
Purchase of equipment	(168,514)	(43,175)	(41,517)
Additions to software development	(659,979)	0	0

Cash Used in Investing Activities	(892,814)	(45,214)	(40,164)

Outflow of Cash	(17,417)	(22,594)	(99,978)
Cash and Term Deposits (Bank Indebtedness), Beginning of Year	(3,300)	19,294	119,272

Cash and Term Deposits (Bank Indebtedness), End of Year	$(20,717)	$(3,300)	$19,294

Supplementary Information
Interest paid	$34,545	$21,496	$0

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2004 and 2003
(Canadian Dollars)

1.	NATURE OF OPERATIONS AND GOING-CONCERN

These financial statements have been prepared on the basis of accounting principles applicable to a “going-concern” basis, which assumes that the Company will continue to be in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company was previously involved in the exploration of mineral properties. During 2003, the Company decided to write-down its remaining mineral property to $0 (note 6) as it was no longer pursuing this activity.

The Company and its wholly-owned Antiguan subsidiary Action Poker Gaming Inc. (“Action Poker”) are in the business of developing and marketing software for online multiplayer interactive card games.

During 2002, Action Poker moved its operations from its location in Antigua to the facilities of Mohawk Internet Technologies Inc. (“Mohawk”), which acts as its hosting facility for its servers, located on the Kahnawake Mohawk Reserve (“Kahnawake”) in Canada.

Kahnawake has reserve status in Canada, and has its own regulations and laws concerning interactive gaming. These regulations allow the Kahnawake Gaming Commission to issue a gaming license to a third party authorizing the conduct of authorized games by means of a telecommunication device, including the Internet. The law in Kahnawake regarding online gaming has not yet been tested by Canadian legal authorities; therefore, the legality of this issue is inconclusive.

The Kahnawake Gaming Commission issued to an interactive gaming license to operate and exploit an Internet gaming facility, to be located at Mohawk. Action Poker is the owner and operator of www.tigergaming.com. Furthermore, Action Poker hosts and operates other online poker websites on behalf of its licensees.

The gaming and entertainment operations are carried on by Action Poker. The principal revenues of Action Poker are from collecting rakes, licensing fees and royalties. Action Poker operates as an Internet host of card games and collects a fee as host (rake) and does not participate in the actual card games.

Although management believes that the conduct of Internet gaming related activities by Action Poker represents a lawful business, there is the risk that the legality of the Internet gaming related activities may be challenged by Canadian or other legal authorities. If the legality of the Internet gaming related activities is challenged and the challenge is sustained, it may have a material adverse impact on the financial affairs of the Company.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2004 and 2003
(Canadian Dollars)

1.	NATURE OF OPERATIONS AND GOING-CONCERN (Continued)

The Company has incurred significant operating losses over the past three fiscal years. Management’s efforts are directed at increasing revenues and pursuing opportunities of merit for the Company.

These financial statements do not reflect adjustments that would be necessary if the “going- concern” assumption were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions and events, which raise doubts about the validity of the “going-concern” assumption used in preparing these financial statements.

If the “going-concern” assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

2.	BASIS OF PRESENTATION

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and all amounts are expressed in Canadian dollars. As described in note 15, these principles differ in certain respects from those that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States of America.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Principles of consolidation

These consolidated financial statements include the accounts of Las Vegas from Home.com Entertainment Inc. and its wholly-owned subsidiaries Action Poker Gaming Inc. and Action Commerce Limited. The Company’s other subsidiaries Touchdown Inc., Endzone Inc., G.T. Enterprises Inc. and Azat Investment LLC were dissolved in 2003. All intercompany balances and transactions have been eliminated.

(b)	Mineral properties

Mineral properties are recorded at cost. The costs relating to a property abandoned are written off when the decision to abandon is made.

(c)	Marketable securities

Marketable securities are valued at the lower of cost and market at the balance sheet date.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2004 and 2003
(Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)	Amortization

Amortization of property and equipment is calculated on a straight-line basis at the following annual rates:

Software and development costs	- 5 years
Computer equipment	- 30%

Software development costs are capitalized once technical feasibility has been established and a market has been identified. Such capitalized costs are amortized over the expected life of the product developed once it has been commercially released or pro-rated based upon future revenue projection, whichever creates the greatest amortization expense.

(e)	Stock-based compensation plans

Effective January 2004, the Company adopted the new requirements of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation including stock options. Previously, the Company did not record any compensation cost on the granting of stock options to employees and directors as the exercise price was equal to or greater than the market price at the date of the grants. Options granted are accounted for using the fair value method where compensation expense is calculated using the Black-Scholes options pricing model.

As a result of this change in accounting, the opening deficit was restated on a retroactive basis to show the effect of compensation expense associated with stock option grants to employees and directors in 2003 of $214,024 and $83,051 in 2002. Accordingly, contributed surplus was increased by $297,075.

(f)	Revenue recognition

The Company recognizes revenues from licensees and customers on an accrual basis based on agreed terms of licenses and contracts as the services are rendered, when collectibility is assured and no future obligation exists. Revenues are earned from licensees based on rake splits established in licensee contracts and can vary depending on the licensee. When a player joins a game, they are charged rake revenue; this amount is non-refundable, therefore the Company recognizes rake revenue as well as rake rate based license fees revenue at the time a player joins a game. In addition, the Company charges fees to its licensees for administration.

Allowances for non-collection of revenues are made when collectibility becomes uncertain.

(g)	Income taxes

The Company follows the liability method based on the accounting recommendations for income taxes issued by the CICA. Under the liability method, future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values using the enacted income tax rates at each balance sheet date. Future income tax assets can also result by applying unused loss carry-forwards and other deductions. The valuation of any future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2004 and 2003
(Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)	Foreign currency translation

The Company’s functional currency is the Canadian dollar, therefore, amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)	Monetary assets, liabilities and long-term monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;

(ii)	Non-monetary assets and liabilities at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)	Revenues and expenses (excluding amortization, which is translated at the same rate as the related asset), at the rates in effect at the time of the transaction.

Gains and losses arising from this translation of foreign currency are included in net income.

(i)	Net loss per share

Net loss per share is calculated using the weighted average number of shares outstanding. The dilutive effect of options and warrants is not reflected in loss per share for 2004, 2003 and 2002 as the effect would be anti-dilutive.

(j)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and would impact future results of operations and cash flows.

4.	FINANCIAL INSTRUMENTS

(a)	Fair value

The carrying values of accounts receivable, bank indebtedness, accounts payable and accrued liabilities, amounts due to and from related parties, and obligation under capital lease approximate their fair values because of the short maturity of these financial instruments.

(b)	Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities.

(c)	Credit risk

The Company is exposed to credit risk with respect to its accounts receivable; however, risk on accounts receivable is minimal as receivables are from major Internet payment processors.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2004 and 2003
(Canadian Dollars)

4.	FINANCIAL INSTRUMENTS (Continued)

(d)	Translation risk

The Company remeasures the results of foreign operations into Canadian currency using approximately the average exchange rate for the year. The exchange rate may vary from time to time. This risk is minimized to the extent that all non-Canadian source revenues and expenses are in US dollars.

(e)	Market risk

The Company is exposed to market risk with respect to marketable securities from adverse fluctuations in their market value and in the event the marketable securities are delisted from public trading.

5.	MARKETABLE SECURITIES

	2004	2003

Marketable securities (market value — $520; 2003 - $23,856)	$383	$17,374

6.	MINERAL PROPERTIES

During 1992, the Company purchased several mineral properties located in Pike County, Arkansas, USA. During 1999, the Company sold a portion of the mineral properties and wrote down the remaining mineral property to $1. During 2003, the Company wrote down the mineral property to $0.

7.	EQUIPMENT AND SOFTWARE DEVELOPMENT

	2004

		Accumulated
	Cost	Amortization	Net

Software and development costs	$840,880	$174,538	$666,342
Computer equipment	298,941	101,381	197,560
Computer equipment under capital lease	64,320	23,475	40,845

	$1,204,141	$299,394	$904,747

	2003

		Accumulated
	Cost	Amortization	Net

Software and development costs	$180,901	$72,360	$108,541
Computer equipment	130,970	40,034	90,936
Computer equipment under capital lease	46,092	6,914	39,178

	$357,963	$119,308	$238,655

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2004 and 2003
(Canadian Dollars)

7.	EQUIPMENT AND SOFTWARE DEVELOPMENT (Continued)

During 2000, the Company helped develop and acquired, subject to a Source Code Escrow Agreement, ownership interest in certain software for multi-player interactive games. The software was at a stage where it could be played for fun money when various disputes arose between the Company and the software developer during 2001. As a result, the development of the software was halted. During 2001, the Company wrote down the software by $156,724 and, during 2002 the Company wrote off the remaining $166,023. The Company commenced legal action against the software developer seeking repayment of a promissory note due to the Company for $25,000 plus interest. Subsequently, the Company and two directors were named defendants in a counterclaim for damages totalling $307,944. On July 25, 2003, the parties to these lawsuits settled all their differences by entering into an amicable out-of-court settlement and, as a result, these lawsuits were dismissed by consent.

During 2001, the Company commenced developing its own multi-player interactive card games software. The amount of $180,901 has been capitalized under software and development costs. Amortization commenced in 2002 as the software was commercially released during the year. During 2004, an additional $659,979 was capitalized as software development costs.

8.	OTHER OBLIGATIONS

Other obligations are comprised of the following:

	2004	2003

Loan from International Interactive Ventures (“Interactive”)	$275,608	$0
License fee from settlement	240,400	0

	$516,008	$0

The loan from Interactive of US $250,000 (Cdn $275,608) was obtained in June 2004, and payable in monthly instalments equal to 5% of Action’s revenues for the first twelve months and 10% of Action’s revenues thereafter until the loan is repaid. As of December 31, 2004, US $20,709 of the US $250,000 has been repaid.

In lieu of interest, the Company is obliged to make monthly bonus payments to Interactive equal to 5% of Action’s revenues for a period of twelve months.

The license fee from settlement of US $200,000 (see note 16(a)) is the maximum amount of a series of royalty payments that are payable as follows:

(a)	four equal instalments of US $25,000 until November 2, 2005 of which one instalment payment has already been made;

(b)	quarterly payments of US $10,000 for every US $1,000,000 of Las Vegas’ cumulative rake income commencing January 1, 2005 for up to US $5,000,000 of Las Vegas’ cumulative rake revenues; and

(c)	a single payment of US $50,000 for the first subsequent US $5,000,000 of Las Vegas’ cumulative rake revenues after the above-mentioned US $5,000,000 (note 8(b)) has been reached.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2004 and 2003
(Canadian Dollars)

9.	OBLIGATION UNDER CAPITAL LEASE

The following is the schedule of future minimum lease payments under capital lease:

	2004	2003

2005	$27,056	$19,389
2006	23,947	19,389
2007	2,556	16,279

Total minimum lease payments	53,559	55,057
Less: Amount representing interest and executory costs	10,465	15,365

Present value of net minimum lease payments	43,094	39,692
Less: Current portion	19,904	12,127

Obligation under capital lease	$23,190	$27,565

10.	CAPITAL STOCK

(a)	Authorized

100,000,000	Common shares without par value
5,000,000	Preferred shares (none issued)

(b)	Issued

Common shares	Number	Amount

Balance, December 31, 2001	24,754,420	$10,801,388
Exercise of warrants for cash	1,311,066	199,800
Reclassification of contributed surplus on exercise of options	0	56,819
Private placements
Net proceeds	12,038,000	1,342,600

Balance, December 31, 2002	38,103,486	12,400,607
Exercise of stock options for cash	1,929,814	199,785
Reclassification of contributed surplus on exercise of options	0	175,392
Private placements

Net proceeds	11,999,970	1,569,996

Balance, December 31, 2003	52,033,270	14,345,780
Exercise of stock options for cash	2,375,408	424,318
Reclassification of contributed surplus on exercise of options	0	251,003
Private placements
Net proceeds	15,450,000	2,278,000

Balance, December 31, 2004	69,858,678	$17,299,101

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2004 and 2003
(Canadian Dollars)

10.	CAPITAL STOCK (Continued)

(b)	Issued (Continued)

The Company has entered into non-brokered private placements dated December 13, 2004 to issue 5,000,000 units at $0.20 per unit, each unit consisting of one common share and one-half of one share purchase warrant; each whole warrant entitling the holder to purchase one common share at a price of $0.25 per common share for a period of 24 months up to January 7, 2007.

As of December 31, 2004, the Company received subscriptions of $750,000 for 3,700,000 units of the 5,000,000 units mentioned above that had not yet been issued. As of January 7, 2005, all 5,000,000 units were issued.

(c)	During 2004, the Company closed private placements with a related company for a total of 4,000,000 common shares at prices of $0.30 and $0.32 per common share for net proceeds of $1,225,000.

The Company also closed brokered and non-brokered private placements dated October 25, 2004 with various investors and two directors for a total of 11,450,000 units at $0.10 per unit consisting of one common share and one-half of one warrant for net proceeds of $1,053,000. A 10% cash commission of $92,000 and 920,000 broker warrants were issued to the agent in relation to the brokered private placement. Each whole warrant is exercisable at $0.20 per common share for a period of 24 months.

During 2003, the Company closed non-brokered private placements with a related company, certain directors of the Company and individuals for a total of 11,999,970 common shares at prices ranging from $0.10 to $0.15 per share, for net proceeds of $1,569,996.

During 2002, the Company closed non-brokered private placements with certain directors of the Company and individuals for a total number of 12,038,000 units of the Company’s securities at prices ranging from $0.10 to $0.20 per unit, for net proceeds of $1,342,600. Of the units issued, 1,688,000 units consisted of one common share in the capital of the Company and one non-transferable share purchase warrant. Each share purchase warrant entitled the holder thereof to purchase one additional common share in the capital of the Company for a period of two years from the closing date at an exercise price of $0.35 per common share in the first year and an exercise price of $0.70 per common share in the second year.

During 2002, the Company issued 1,311,066 common shares of the Company to certain directors of the Company and certain individuals as a result of the exercising of warrants from $0.14 to $0.16 per warrant for total proceeds of $199,800.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2004 and 2003
(Canadian Dollars)

10.	CAPITAL STOCK (Continued)

(d)	Warrants

At December 31, 2004 and 2003, the following warrants are outstanding. Each warrant entitles the holder to purchase one common share of the Company at the exercise price per common share with the following expiry dates:

	Exercise	Number of Warrants
Expiry Date	Price	2004	2003

January 9, 2004 (expired)	$0.35 or $0.70	0	955,000
February 8, 2004 (expired)	$0.35 or $0.70	0	733,000
October 31, 2006	$0.20	4,600,000	0
October 31, 2006	$0.10	920,000	0
November 8, 2006	$0.20	1,125,000	0

Total warrants outstanding		6,645,000	1,688,000

(e)	Stock options

From time to time the Company grants stock options to employees and directors pursuant to the rules and regulations of the TSX Venture Exchange (“TSX”).

During 2002, the Company adopted an incentive stock option plan (the “2002 Plan”) under which the Company may issue 3,810,349 stock options to acquire common shares in the capital of the Company as an incentive to officers, directors, employees, management company employees and consultants who can contribute to the success of the Company. The 2002 Plan has received TSX approval. In addition to the 2002 Plan, the Company’s shareholders adopted and approved the Company’s 2003 Stock Option Plan (the “2003 Plan”) under which the Company may reserve up to 10% of its issued and outstanding capital stock for issuance under the Company’s stock option plan on a “rolling” basis, meaning the 10% limit is calculated from time to time whenever an option is granted and is based on the number of the then issued and outstanding common shares. The 2003 Plan has received TSX approval.

During 2004, the Company’s shareholders adopted and approved the Company’s 2004 Stock Option Plan (the “2004 Plan”) which replaces the Company’s aforementioned 2002 and 2003 Stock Option Plans. The 2004 Plan, which has received the approval of the TSX, reserved 11,290,154 common shares for issuance representing 20% of the Company’s issued and outstanding common shares on April 12, 2004.

The following summarizes the employee, director and consultant stock options that have been granted, exercised, cancelled and expired during the years ended December 31, 2004, 2003 and 2002.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2004 and 2003
(Canadian Dollars)

10. CAPITAL STOCK (Continued)

(e)	Stock options (Continued)

	Number	Exercise
	of Shares	Price
Balance, December 31, 2002	3,610,349	$0.10 to	$0.36
Year ended December 31, 2003
Options granted	2,920,349	$0.11 to	$0.22
Options cancelled	(516,178)	$0.10 to	$0.36
Options exercised	(1,929,814)	$0.10 to	$0.36
Options expired	(1,146,357)	$0.10 to	$0.11

Balance, December 31, 2003	2,938,349	$0.11 to	$0.36
Year ended December 31, 2004
Options granted	13,310,000	$0.12 to	$0.21
Options cancelled	(381,250)	$0.18 to	$0.19
Options exercised	(2,375,408)	$0.11 to	$0.22
Options expired	(2,326,099)	$0.11 to	$0.36

Balance, December 31, 2004	11,165,592	$0.12 to	$0.20

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2004 and 2003
(Canadian Dollars)

10. CAPITAL STOCK (Continued)

(e)	Stock options (Continued)

At December 31, 2004 and 2003, the following stock options are outstanding. The options entitle the holders to purchase the stated number of common shares at the exercise price per common share with the following expiry dates:

	Exercise	Number of Shares
Expiry Date	Price	2004	2003
August 5, 2004	$0.36	0	25,000
September 25, 2004	$0.11	0	993,000
October 10, 2004	$0.11	0	25,000
October 28, 2004	$0.22	0	1,870,349
February 4, 2005	$0.19	565,000	0
February 4, 2006	$0.19	361,842	0
March 23, 2006	$0.15	25,000	25,000
June 9, 2006	$0.18	246,250	0
June 23, 2006	$0.13	50,000	0
July 7, 2006	$0.16	50,000	0
July 8, 2006	$0.18	37,500	0
July 18, 2006	$0.18	50,000	0
September 15, 2006	$0.18	70,000	0
October 28, 2006	$0.12	500,000	0
November 3, 2006	$0.16	5,200,000	0
March 12, 2007	$0.18	120,000	0
March 12, 2007	$0.18	880,000	0
April 28, 2007	$0.12	1,960,000	0
May 2, 2007	$0.16	900,000	0
May 18, 2007	$0.17	50,000	0
May 22, 2007	$0.17	50,000	0
June 1, 2007	$0.20	50,000	0

Total stock options outstanding		11,165,592	2,938,349

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2004 and 2003
(Canadian Dollars)

10.	CAPITAL STOCK (Continued)

(f)	Stock option compensation

The Company applies the fair value method using the Black-Scholes options model in accounting for its stock options granted. Accordingly, compensation expense of $1,489,526 (2003 — $357,152; 2002 — $83,051) was recognized as salaries expense, and $833,478 (2003 — $171,305; 2002 — $0) was recognized as consulting expense in 2004. These amounts are credited to contributed surplus and then subsequently transferred to capital stock on exercise of the options.

The fair value of each option grant is calculated using the following weighted average assumptions:

	2004	2003
Expected life (years)	1	1
Interest rate	3.00%	3.00%
Volatility	145.97%	188.13%
Dividend yield	0.00%	0.00%

11.	RELATED PARTY TRANSACTIONS

(a)	During 2002, the Company received a payment of $200,000 from Bronx Ventures Inc. (formerly Lucky 1 Enterprises Inc.) (“Bronx”), a company related by common management, directors and officers. This payment represented Bronx’s sole contribution towards the software development costs for three online card games (“the three card games software”). The Company and Bronx have equal ownership of the three card games software. The Company’s Antiguan subsidiary is the operator of the gaming software and is responsible for the marketing of all the online card games. The Company’s Antiguan subsidiary receives 60% of all revenues generated from the operations of the gaming software and Bronx receives the remaining 40%.

(b)	Due from related party

	2004	2003
Bronx Ventures Inc.	$371,347	$140,832

(c) Due to related parties

	2004	2003
Directors	$8,525	$7,981

The Company shares office premises and office expenses with Bronx. Prior to August 2001, Bronx charged the Company for its proportionate share of office rent, payroll expenses and other expenses. Subsequent to August 2001, rent for the office premises is paid by the Company and Bronx is charged for its proportionate share.

Loans to and from Bronx bear interest at Bank of Montreal prime plus 1% and are payable on demand.

Amounts payable to directors are for expenses incurred on behalf of the Company.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2004 and 2003
(Canadian Dollars)

11.	RELATED PARTY TRANSACTIONS (Continued)

(d)	Related party transactions during the year comprised:

(i)	interest paid to directors in the amount of $2,419 (2003 - $3,433; 2002 — $842);

(ii)	management fees paid to a company related by common management and directors in the amount of $180,000 (2003 — $180,000; 2002 — $180,000);

(iii)	interest income received from Bronx for loans in the amount of $513 (2003 — $1,740; 2002 — $4,834);

(iv)	the Company entered into two private placement agreements with a related company to sell a total of 4,000,000 common shares of the Company at $0.30 and $0.32 per common share for total proceeds of $1,225,000; and

(v)	two directors of the Company participated in the non-brokered private placement dated October 25, 2004, whereby they acquired a total of 300,000 units of the Company at $0.10 per unit (see note 10(c)).

(e)	Due to related parties comprised:

(i)	rent received from Bronx for shared offices in the amount of $6,032 (2003 — $7,090; 2002 — $5,153);

(ii)	rent paid to Bronx for shared offices in the amount of $0 (2003 — $0; 2002 — $0);

(iii)	reimbursed Bronx for payroll and benefits in the amount of $185,450 (2003 — $155,796; 2002 — $142,351);

(iv)	reimbursed Bronx for other office expenses in the amount of $14,139 (2003 — $29,629; 2002 — $31,819); and

(v)	interest was charged for funds loaned to the Company by Bronx in the amount of $378 (2003 — $1,387; 2002 — $303).

12.	PURCHASE OF NET REVENUE SHARING

In June 2003, Action entered into an agreement with Atlantis Casino (“Atlantis”) whereby Atlantis purchased a 35% interest in Action’s monthly net revenues for US $1,000,000 of which the portion received was included in the Company’s revenues.

During 2004, the parties entered into an agreement (the “Purchase Back Agreement”) whereby Action purchased back the 35% interest in Action’s monthly net revenues from Atlantis for US $1,000,000 of which US $327,620 remained outstanding at December 31, 2004. As of March 8, 2005, the outstanding amount was fully paid. The Company and Action have no further obligations whatsoever to Atlantis.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2004 and 2003
(Canadian Dollars)

13.	INCOME TAXES

	2004	2003
Future income tax assets
Non-capital loss carry-forwards for Canadian purposes	$7,883,567	$7,041,796
Capital losses	979,548	905,088
Excess of unamortized capital cost over net book value of fixed assets	223,723	61,661
Exploration expenditures for Canadian purposes
Unused cumulative Canadian exploration expenses	6,370	6,370
Unused cumulative foreign exploration and development expenses	262,527	262,527

	9,355,735	8,277,442

Tax rate - 38.00%	3,555,179	3,145,428
Valuation allowance	(3,555,179)	(3,145,428)

	$0	$0

The valuation allowance reflects the Company’s estimate that the tax assets will likely not be realized and consequently have not been recorded in these financial statements.

For Canadian income tax purposes, the exploration and development expenses can be carried forward indefinitely.

The Company has net capital losses for income tax purposes of $979,548, which can be carried forward indefinitely.

The Company has available non-capital losses that may be carried forward to apply against future income for Canadian tax purposes. The losses expire as follows:

2005	$158,221
2006	708,311
2007	1,108,651
2008	1,049,307
2009	1,578,410
2010	2,315,756
2014	964,911

$7,883,567

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2004 and 2003
(Canadian Dollars)

14.	COMMITMENTS

(a)	Pursuant to agreements entered into with various parties, Action is required to make the following payments:

(i)	Interactive gaming license

Annual license fee of US $10,000.

(ii)	Kahnawake server park rent

Monthly user fee of US $10,000 .

(iii)	Financial transaction fees

Minimum monthly fee of US $2,000 for credit card transactions, plus bank surcharges and other charges or fees imposed by banks or clearing houses for handling credit card transactions.

(b)	Lease commitments

The Company has entered into an operating lease for office space expiring in 2006. The minimum rental commitments under the operating lease are as follows:

Amount
2005	$56,916
2006	$14,229

15.	DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES

(a)	Recent US accounting pronouncements

(i)	In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements. Interpretation 46 establishes accounting guidance for consolidation of variable interest entities that function to support the activities of the primary beneficiary. Interpretation 46 applies to any business enterprise both public and private that has a controlling interest, contractual relationship or other business relationship with a variable interest entity. The Company has no investment in or contractual relationship or other business relationship with a variable interest entity and therefore the adoption did not have any impact on the Company’s financial position, results of operations or cash flows.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2004 and 2003
(Canadian Dollars)

15.	DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES (Continued)

(a)	Recent US accounting pronouncements (Continued)

(ii)	On April 30, 2003, the FASB issued Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. Statement 149 is intended to result in more consistent reporting of contracts as either freestanding derivative instruments subject to Statement 133 in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features. In addition, Statement 149 clarifies the definition of a derivative by providing guidance on the meaning of initial net investments related to derivatives. Statement 149 is effective for contracts entered into or modified after June 30, 2003. The Company believes the adoption of Statement 149 will not have any effect on its consolidated financial position, results of operations or cash flows.

(iii)	In May 2003, the FASB issued SFAS No. 150 Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or asset in some circumstances). These requirements of SFAS No. 150 apply to issuers’ classification and measurement of freestanding financial instruments, including those that comprise more than one option or forward contract. SFAS No. 150 does not apply to features that are embedded in a financial instrument that is not a derivative in its entirety. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of non-public entities. It is to be implemented by reporting the cumulative effect of a change in an accounting principal for financial instruments created before the issuance date of SFAS No. 150 and still existing at the beginning of the interim period of adoption. The Company’s adoption of SFAS No. 150 did not have any effect on its financial position, results of operations or cash flows.

(iv)	FAS 151, Inventory Costs. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 24, 2004. The provisions of this statement should be applied prospectively. There is no impact on the Company’s financial statements.

(v)	FAS 152, Accounting for Real Estate Time-Sharing Transactions. This statement is effective for financial statements for fiscal years beginning after June 15, 2005. Restatement of previously issued financial statements is not permitted. There is no impact on the Company’s financial statements.

(vi)	FAS 153, Exchanges of Non-Monetary Assets. The provisions of this statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after December 16, 2004. The provisions of this statement should be applied prospectively. There is no impact on the Company’s financial statements.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2004 and 2003
(Canadian Dollars)

15.	DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES (Continued)

(a)	Recent US accounting pronouncements (Continued)

(vii)	FIN 46(R), Consolidation of Variable Interest Entities, applies at different dates to different types of enterprises and entities, and special provisions apply to enterprises that have fully or partially applied Interpretation 46 prior to issuance of Interpretation 46(R). Application of Interpretation 46 or Interpretation 46(R) is required in financial statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application by public entities (other than small business issuers) for all other types of entities is required in financial statements for periods ending after March 15, 2004. Application by small business issuers to entities other than special-purpose entities and by non-public entities to all types of entities is required at various dates in 2004 and 2005. In some instances, enterprises have the option of applying or continuing to apply Interpretation 46 for a short period of time before applying Interpretation 46(R). There is no impact on the Company’s financial statements.

(viii)	In 2004, FASB issued a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. This statement supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. This revised pronouncement requires that all stock options and warrants be accounted for using the fair value method. This pronouncement had no impact on the Company, as the Company accounts for all options and warrants using the fair value method, under Canadian GAAP.

(b)	The financial statements have been prepared in accordance with accounting principles and practices generally accepted in Canada (“Canadian GAAP”) which differ in certain respects from those principles and practices that the Company would have followed had its financial statements been prepared in accordance with principles and practices generally accepted in the United States of America (“US GAAP”).

Under US GAAP, the accounting treatment would differ as follows:

(i)	Exploration costs are expensed as incurred. As a result, under US GAAP there is greater expense in earlier periods and fewer write-downs in subsequent periods than under Canadian GAAP.

(ii)	Marketable securities are recorded at fair market value. The value recorded under Canadian GAAP is the lower of cost and market.

For US GAAP purposes, unrealized gains and losses on marketable securities available for sale are recorded as a separate item in the stockholders’ equity section as other comprehensive income. For Canadian GAAP, gains and losses are only recognized in the income statements when realized.

(iii)	Under US GAAP, comprehensive income must be reported, which is defined as all changes in equity other than those resulting from investments by owners and distributions to owners.

Other comprehensive income includes the unrealized holding gains and losses on the available-for-sale securities.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2004 and 2003
(Canadian Dollars)

15.	DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES (Continued)

(b)	(Continued)

(iv)	Under Canadian GAAP, the Company did not meet the criteria to adopt prospectively the fair value method of accounting for stock-based compensation and, therefore, had to adopt the change retroactively. Under US GAAP, the Company has the option to adopt the change either prospectively or retroactively. For US GAAP, the Company adopted the change for US GAAP, prospectively.

	2004	2003	2002
Net loss under Canadian GAAP	$(5,346,512)	$(2,008,775)	$(1,825,413)

Adopt fair value for stock-based compensation prospectively under US GAAP	0	214,024	83,051

Net loss under US GAAP	(5,346,512)	(1,794,751)	(1,742,362)

Unrealized gain on marketable securities	135	5,783	0

Other comprehensive loss under US GAAP	$(5,346,377)	$(1,788,968)	$(1,742,362)

(c) Effect on total assets

	2004	2003	2002
Total assets under Canadian GAAP	$2,582,847	$661,035	$345,200

Available-for-sale securities recorded at cost for Canadian GAAP purposes and at fair value for US GAAP purposes	135	5,783	0

Total assets under US GAAP	$2,582,982	$666,818	$345,200

(d) Effect on stockholders’ equity

	2004	2003	2002
Stockholders’ equity (deficiency) under Canadian GAAP	$633,264	$204,454	$(83,590)

Comprehensive income on available-for-sale securities recorded at cost for Canadian GAAP and at fair value for US GAAP purposes	135	5,783	0

Stockholders’ equity (deficiency) under US GAAP	$633,399	$210,237	$(83,590)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2004 and 2003
(Canadian Dollars)

16.	SUBSEQUENT EVENTS

(a)	During the year, the Company was involved in a lawsuit for patent infringement. Subsequent to year-end, the Company reached an out-of-court settlement whereby the Company has agreed to pay a series of royalty payments not to exceed the sum of US $200,000 of which US $25,000 has already been paid as of February 28, 2005. Accordingly, US $200,000 (Cdn $240,400) has been accrued as settlement expense in the statement of operations.

(b)	As of January 7, 2005, Bronx, a related company, has acquired for investment purposes, 1,250,000 units of the Company, at a price of $0.20 per unit. Each unit consists of one common share and one-half of one warrant of the Company (note 10(b)). Bronx may either increase or decrease its investment in the Company in the future.