Form 20-F
period 2005-12-31
LAS VEGAS FROM HOME COM ENTERTAINMENT INC
filed 2006-06-29
CIK 1061612

UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.   20549

FORM 20-F

 (  )

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

(X)

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended     DECEMBER 31, 2005

(  )

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______to _______

Commission file number      029718

 LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Incorporated in the Province of British Columbia, Canada

Suite 100, 1255 West Pender Street

Vancouver, British Columbia, Canada V6E 2V1

Securities registered or to be registered pursuant to Section 12(b) of the Act.
Title of each class	Name of each exchange on which registered
Common Shares (no par value)	TSX Venture Exchange OTC Bulletin Board Berlin Stock Exchange Frankfurt Stock Exchange

Securities registered or to be registered pursuant to

Section 12(g) of the Act.

As at December 31, 2005 the authorized capital of the registrant consists of an unlimited number of common and preferred shares without par value of which 92,514,678 common shares without par value are issued and outstanding.  As of May 31, 2006, the total number of issued and outstanding shares of the Company consists of 100,041,270 common shares without par value.  There are no preferred shares outstanding.

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

[X]   Item 17

[   ]   Item 18

i

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

TABLE OF CONTENTS

Page

Item 1.

 Identity of Directors, Senior Management and Advisers (Not Applicable)

  3

Item 2.

 Offer Statistics and Expected Timetable (Not Applicable

  3

Item 3.

 Key Information

  3

Item 4.

 Information on the Company

  6

Item 5.

 Operating and Financial Review and Prospects

10

Item 6.

 Directors, Senior Management and Employees.

22

Item 7.    Major Shareholders and Related Party Transactions

27

Item 8.

  Financial Information

30

Item 9.

 The Offer and Listing

31

Item 10.  Additional Information

34

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

42

Item 12.  Description of Securities Other than Equity Securities (Not Applicable)

43

Item 13.  Defaults, Dividend Arrearages and Delinquencies

43

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

43

Item 15.   Controls and Procedures

43

Item 16.  Audit Committee, Code of Ethics, Accountant Fees

44

Item 17.  Financial Statements

45

Item 18.  Financial Statements.

45

Item 19.  Exhibits

45

Certifications pursuant to the Sarbanes-Oxley Act (2002) Section 302…Exhibits 31.1 & 31.2

Certification pursuant to the Sarbanes-Oxley Act (2002) Section 906.....Exhibits 32.1

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

Item 3.A - Selected Financial Data

All financial figures presented herein and throughout this Annual Report are expressed in Canadian dollars (Cdn $) unless otherwise specified.

The selected financial data in Table I has been derived from the audited consolidated financial statements of Las Vegas From Home.com Entertainment Inc. (hereinafter referred to as “Las Vegas”, or the “Company” or the “Registrant” or “LVFH”) which have been prepared in accordance with accounting principles generally accepted in Canada.  The information should be read in conjunction with the Registrant's audited consolidated financial statements and notes thereto included in Item 17 of this Annual Report.  All monetary data herein is stated in Canadian dollars (Cdn $).

Las Vegas From Home.com Entertainment Inc.

TABLE I

	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
Operating revenues	$ 11,578,978	$ 1,980,918	$ 490,764	$ 375,608	$ 0
Interest income	$ 142,340	$ 3,046	$ 1,997	$ 9,776	$ 20,087
Net income (loss)	$ 1,088,741	$ (5,346,512)	$ (2,008,775)	$ (1,825,413)	$ (2,106,871)
Basic earnings (loss) per common share	$ *0.01	$ *(0.08)	$ *(0.04)	$ *(0.05)	$ *(0.09)
Total assets	$ 12,819,608	$ 2,582,847	$ 661,035	$ 345,200	$ 732,602
Capital Stock	$ 27,096,835	$ 17,299,101	$ 14,345,780	$ 12,400,607	$ 10,801,388
Number of Common Shares at year end	92,514,678	69,858,678	52,033,270	38,103,486	24,754,420
Long-term obligations	$ 22,818	$ 43,094	$ 39,692	$ 0	$ 26,479
Cash dividends	$ 0	$ 0	$ 0	$ 0	$ 0

*   Gain (loss) per common share in the above table is based on the number of shares outstanding at year end, and not on the weighted average number of shares outstanding for the periods (Canadian GAAP) as shown in the Audited Statements of Operations and Deficit for the years ended December 31, 2005, 2004 & 2003.

•

Effective January 2004, the Company adopted the new requirements of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, which requires all forms of stock based compensation, including stock options to be accounted for using the Fair Value based method and recorded as an expense over the vesting period.  Previously, the Company did not record any compensation cost on the granting of stock options to directors, officers, employees and consultants as the exercise price was equal to or greater than the market price at the date of the grants.  Options granted are accounted for using the Black-Scholes option pricing model.

•

As a result of this change in accounting, the 2004 opening deficit was restated on a retroactive basis to show the effect of compensation expense associated with stock option grants in 2003 of $214,024 and $83,051 in 2002.  Accordingly, contributed surplus was increased by $ 297,075 in 2004.

Certain prior year amounts have been restated to be comparative to the current year’s presentation.

Had the financial statements of Las Vegas been prepared in accordance with accounting principles and practices generally accepted in the United States and required by the United States Securities and Exchange Commission ("SEC"), certain selected financial data would be disclosed as per Table II.

TABLE II

	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
Net income (loss)	$ 1,088,606	$ (5,352,160)	$ (1,788,968)	$ 1,742,362	$ 2,230,515
Basic earnings (loss) per common share	$ 0.01	$ (0.09)	$ (0.04)	$ (0.05)	$ (0.11)
Number of Common Shares at year end	92,514,678	69,858,678	52,033,270	38,103,486	24,754,420
Total assets	$ 12,819,608	$ 2,582,982	$ 666,818	$ 345,200	$ 732,602

A discussion of the differences between accounting principles and practices generally accepted in Canada and accounting principles and practices generally accepted in the United States and required by the SEC is contained in Note 17 to the financial statements, included in Item 17 of this Annual Report.

Exchange Rates

	Monthly High ($) (1)	Monthly Low ($)(1)
December 2005	0.8682	0.8524
January 2006	0.8780	0.8543
February 2006	0.8798	0.8633
March 2006	0.8839	0.8533
April 2006	0.8983	0.8531
May 2006	0.9095	0.8917

(1)

The high and low exchange rate in each month has been calculated using the average monthly rate of the Bank of Canada.

	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
Average rate ($)(2)	0.8254	0.7684	0.7138	0.6369	0.6458
High ($)(3)	0.7876	0.7165	0.6381	0.6202	0.6237
Low ($)(3)	0.8682	0.8504	0.7726	0.6613	0.6696

(2)

The average exchange rate for the period has been calculated using the average yearly rate of the Bank of Canada.

(3)

The high and low exchange rate in each period was determined from the average yearly rate of the Bank of Canada.

All of the amounts in the Exchange rates tables above are stated in U.S. currency.  Accordingly, at the closing on December 31, 2005, the U.S. $1.00 was equal to Cdn $1.1630.  At the closing on May 31, 2006, the U.S. $1.00 was equal to Cdn $1.1015.

Item 3.D. Risk Factors

The Company, and the Securities of the Company, should be considered a highly speculative investment.  The following risk factors should be given special consideration when evaluating an investment in any of the Company's Securities:

•

General Risk Factors: Although management of the Company believes that the conduct of Internet gaming related activities by its Antiguan subsidiary, Action Poker Gaming Inc. (“Action”), represents a lawful business, there is the risk that the legality of the Internet gaming related activities may be challenged by Canadian or other legal authorities.  If the legality of the Internet gaming related activities is challenged and the challenge is sustained, it can have a material adverse impact on the business and financial affairs of the Company.

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

•

Investments in Securities:  From time to time, the Company has acquired securities for investment purposes. The Company is exposed to significant market risk with respect to these securities and there are no assurances whatsoever that the Company will recover its investment in these securities.

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

ITEM 4. INFORMATION ON THE COMPANY

Item 4.A. History and Development of the Company

The legal and commercial name of the company is:

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

The Company was incorporated by Memorandum and Articles under the Company Act of the Province of British Columbia, Canada, on May 27, 1980 under the name of "Mountain Fertilizer Products Ltd." (Exhibit 3.1 - Incorporated by reference)  On June 30, 2005, the shareholders adopted a new form of articles (Exhibit 3.2* - Attached) under the New British Columbia Corporations Act at the Annual & Special General Meeting of its shareholders held June 30, 2005 (Exhibit 20.3 – Incorporated by reference).

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

In 1985, Directors of Titleist resolved to merge, acquire and enter into a share exchange agreement with the shareholders of Comp-Data USA, Inc., a computer related company, and on September 5, 1986, Titleist's name was changed to "Comp-Data International Inc." ("Comp-Data") and its authorized capital was consolidated on the basis of five-old-shares for every one new share.

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

Subsequently, a re-organization was deemed necessary by the Directors of the Company.  Pursuant to the Company's Directors' resolutions, on August 31, 1994, the Company changed its name to "Ecuadorean Copperfields Inc." and consolidated its authorized capital on the basis of five-old shares for one-new share.

In 1996, due to the large number of the then issued and outstanding common shares of the Company, Directors of the Company decided that, in order for the Company to be in a better position to attract public financings, the Company consolidate its authorized capital on the basis of three-old shares for one-new share and change its name to "Bronx Minerals Inc.".  On June 14, 1996, the Company changed its name to "Bronx Minerals Inc." and consolidated its authorized capital on the basis of three-old shares for one-new share.

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

The Company's head office is located at:  Suite 100 - 1255 West Pender Street, Vancouver, British Columbia, Canada V6E 2V1.  The telephone number is (604) 681-0204 and the telefax number is (604) 681-9428.  The contact persons are Jacob H. Kalpakian or Bedo H. Kalpakian.

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

The address of the registered office of the Company’s Antiguan subsidiary, Action Poker Gaming Inc., (“Action”) is:  No. 6 Temple Street, P.O. Box 2372, St. John’s, Antigua, West Indies.  The telefax number is (268) 460-6183.

The address of the registered office of the Company’s United Kingdom (“UK”) subsidiary, Action Commerce Limited., (“Action Commerce”) is Flat 91-Building45, Hopton Rd, Royal Arsenal - off Plumstead Rd. London SE18 6TJ United Kingdom.  The telefax number is 011 44 020-8836-9079

The address of the registered office of the Company’s Cypriot subsidiary, APG Enterprises Ltd. (“APG”) is 3, Chrysanthou Mylona Street, CY3030, PO Box 56253, Limassol, Cyprus.  The telefax number is +357 25 34 07 34.

The address of the registered office of the Company’s Armenian subsidiary, APG Enterprises (“APG Armenia”) is APG Enterprises CJSC, 41 Arshakuniac St. 375026, Yerevan, Republic of Armenia. The telefax: number is +374 010 531 390.

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

The Company is in the business of developing software for on-line multi-player interactive card games (the “Company’s Gaming Software”).  The Licensing of the Company’s Gaming Software to third parties and the gaming and entertainment operations are carried on by the Company’s wholly owned Antiguan subsidiary, Action.  The principal revenues of Action are from collecting rakes, licensing fees and royalties.  Action operates as an internet host of card games and collects a fee (rake) as host and does not participate in the actual card games.

During 2002, Action moved its operations from its location in Antigua to the facilities of Mohawk Internet Technologies Inc. ("Mohawk") which acts as its hosting facility for its servers, located on the Kahnawake Mohawk Reserve ("Kahnawake") in Canada.  The Kahnawake Gaming Commission has issued to Action, an interactive gaming license to operate and exploit an Internet gaming facility, to be located at Mohawk.

Kahnawake has reserve status in Canada, and has its own regulations and laws concerning interactive gaming.  These regulations allow the Kahnawake Gaming Commission to issue a gaming licence to a third party authorizing the conduct of authorized games by means of a telecommunication device, including the Internet.

During 2005, Action licensed from an arm’s length third party, an online casino, which is operated by Action.

The Company’s common shares were first listed and posted for trading on the Vancouver Stock Exchange (now known as the TSX Venture Exchange) on September 15, 1983.  The Company’s current trading symbol on the TSX Venture Exchange is “LVH”.  Effective July, 1999, the Company’s common shares began trading in the U.S.A., on the OTC Bulletin Board under the symbol “LVFHF”.  As of September 1, 2000, the Company’s common shares are listed for trading under the symbol “LVH” on the Berlin Stock Exchange.  Effective February 27, 2006, the Company’s common shares were listed for trading on the Frankfurt Stock Exchange.

Item 4.C.  Organizational Structure.

The following chart sets forth the Company’s corporate structure as of December 31, 2005:

Las Vegas From Home.com Entertainment Inc.

100%	100%	100%	100%	100%	100%
Action Poker Gaming Inc. (“Action”) (an Antiguan Corporation)	Guardian Commerce Ltd. (“Guardian”) (a St. Kitt’s Corporation)	4010493 Canada Inc.,( a federally chartered Canadian Corporation)	APG Enterprises Ltd. (“APG Cyprus”) (a Cypriot Corporation)	APG Enterprises (“APG Armenia”) (an Armenian Corporation)	Action Commerce Limited (“Action Commerce”) (a United Kingdom Corporation)

Action licenses the Company’s on-line gaming Software to third parties and hosts the Company’s gaming software to the general public.  Action also operates an on-line casino. The Company acquired, on April 28, 2004, Action Commerce Limited (UK), a United Kingdom corporation. Action Commerce Limited (UK) acts as payment processor for the Company and its subsidiaries.  Furthermore, the Company has caused to incorporate the following companies which are wholly owned subsidiaries of the Company; (1) Guardian Commerce Limited, (“Guardian”) a St. Kitt’s Corporation which was incorporated to enable the Company’s subsidiaries to continue their business relationship with Optimal Payments Inc., (2) APG Enterprises Ltd., (“APG Cyprus”) a Cypriot Corporation.  The Company’s wholly owned Cypriot subsidiary, APG Cyprus has commenced its operations in Cyprus and currently employs 35 people (December 31, 2005: 30), and (3) APG Enterprises, an Armenian corporation (“APG Armenia”).  APG Armenia currently employs 12 people (December 31, 2005: 11) and is providing technical and administrative support to APG Cyprus.  Upon the dissolution of one of the Company’s former subsidiaries, the Company acquired a 100% wholly owned interest in 4010493 Canada Inc., a federally chartered Canadian company, which was dissolved in May, 2006. Furthermore, the Company caused to incorporate two Panamanian subsidiaries during 2004, Georgia Enterprises Corp., and Tiger Ventures Corp., both of which were dissolved in October, 2005.

The Company’s Canadian Head Office currently employs 39 people (December 31, 2005: 36) consisting of staff and management.

Item 4.D. Property, Equipment and Software Development

I.

THE COMPANY'S PROPERTY IN THE STATE OF ARKANSAS, USA

During 1992, the Company purchased several mineral properties located in Pike County, Arkansas, USA. During 1999, the Company sold a significant portion of the mineral properties and wrote down the remaining mineral property to $1.  The Company has no future plans to explore or develop the mineral property and wrote down, during 2003, the remaining mineral property to $0.

II.

COMPUTER GAMING SOFTWARE PRODUCT

The Company’s Software

During 2002, the Company developed “in-house” its own multi-player interactive poker games software which was launched live on-line to the general public under the URL www.tigergaming.com. Improvements, modifications and enhancements of the Company’s Gaming Software are ongoing on a continual basis.  Presently, the Company’s Gaming Software includes the following card games:- Big 2, Chinese Poker, Texas Hold’em, Monte Carlo and Survivor Guts, Omaha, Pan, Seven Card Stud and Poker Tournaments.  Research costs are expensed as incurred.  Costs related to the development of software are expensed as incurred unless such costs meet the criteria for deferral and amortization under Canadian generally accepted accounting principles.  The criteria include identifiable costs attributable to a clearly defined product, the establishment of technical feasibility, identification of a market for the software, the Company’s intent to market the software, and the existence of adequate resources to complete the project.  Software development costs are amortized over an estimated useful life of five years or prorated over its expected revenue stream whichever is higher, commencing in the year when commercial sales of the products commence.  Capitalized software development is evaluated in each reporting period to determine whether it continues to meet the criteria for continued deferral and amortization.  During 2005, an additional amount of $979,579 was capitalized as software development costs (2004: $659,979 2003:$Nil) and the Company’s Gaming Software and development costs were amortized in the amount of $283,053 (2004: $102,178; 2003: $36,180)

	2005
EQUIPMENT AND		Accumulated	Net
SOFTWARE DEVELOPMENT	Cost	Amortization	Book Value

Software and development costs	$ 2,216,060	$ 457,591	$ 1,758,469
Computer equipment	589,101	194,048	395,053
Automobile	11,420	1,929	9,491
Office furniture	7,353	719	6,634
Computer equipment under capital lease	64,320	35,728	28,592

	$ 2,888,254	$ 690,015	$ 2,198,239

	2004
EQUIPMENT AND		Accumulated	Net
SOFTWARE DEVELOPMENT	Cost	Amortization	Book Value

Software and development costs	$ 840,880	$ 174,538	$ 666,342
Computer equipment	298,941	101,381	197,560
Computer equipment under capital lease	64,320	23,475	40,845

	$1,204,141	$ 299,394	$ 904,747
	2003
EQUIPMENT AND		Accumulated	Net
SOFTWARE DEVELOPMENT	Cost	Amortization	Book Value

Software and development costs	$ 180,901	$ 72,360	$ 108,541
Computer equipment	130,970	40,034	90,936
Computer equipment under capital lease	46,092	6,914	39,178

	$ 357,963	$ 119,308	$ 238,655

For equipment and software development and accumulated amortization (depreciation and depletion) thereof please refer to Schedules II and III (Exhibit 99.2* - Attached).

The Company has Capital Lease Obligations for its Computers; as of January 1, 2006, the total future obligations amounts to $22,818; (Less than one year $20,268; one to three years: $2,550).

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Selected Annual Information

Selected annual information from the audited consolidated financial statements for the three years ended December, 31, 2005, 2004 and 2003 is shown in the following table:

	2005	2004	2003
Revenue	$11,578,978	$1,980,918	$490,764
Interest Income	142,340	3,046	1,997
Income (Loss) before other Items	1,159,286	(3,595,278)	(2,905,375)
Gain/(loss) per common share before other items *	* 0.01	* (0.05)	* (0.06)
Fully diluted gain/(loss) per common share before other items *	* 0.01	*(0.04)	*(0.05)
Net gain/(loss)	1,088,741	(5,346,512)	(2,008,775)
Net gain/(loss) per common share *	* 0.01	* (0.08)	* (0.04)
Fully diluted net gain/(loss) per common share *	* 0.01	*(0.06)	*(0.04)
Total Assets	12,819,608	2,582,847	661,035
Long term financial Obligations	22,818	43,094	39,692
Cash dividends	Nil	Nil	Nil

* Gain (loss) per common share in the above table is based on the number of shares outstanding at year end, and not on the weighted average number of shares outstanding for the periods (Canadian GAAP) as shown in the Audited Statements of Operations and Deficit for the years ended December 31, 2005, 2004 & 2003.

•

Effective January 2004, the Company adopted the new requirements of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, which requires all forms of stock based compensation, including stock options to be accounted for using the Fair Value based method and recorded as an expense over the vesting period.  Previously, the Company did not record any compensation cost on the granting of stock options to directors, officers, employees and consultants as the exercise price was equal to or greater than the market price at the date of the grants.  Options granted are accounted for using the Black-Scholes option pricing model.

•

As a result of this change in accounting, the 2004 opening deficit was restated on a retroactive basis to show the effect of compensation expense associated with stock option grants in 2003 of $214,024 and $83,051 in 2002.  Accordingly, contributed surplus was increased by $ 297,075 in 2004.

Certain prior year amounts have been restated to be comparative to the current year’s presentation.

For the twelve month period ended December 31, 2005, the Company has recorded Revenue of $11,578,978 (2004:$1,980,918) (2003: $490,764) reflecting a general acceptance of the Company’s Gaming Software by the Company’s Licensees and users of the Company’s Gaming Software.  Interest income increased to $142,340 (2004: $3,046) (2003: $1,997) due to higher cash balances in the bank.  The Income before other items of $1,159,286 as compared to a loss in 2004 of $(3,595,278) (2003: $(2,905,375)) and the gain/(loss) per common share before other items on a fully diluted basis was $0.01 (2004: $(0.04)) (2003: $(0.05)) and on a non-diluted basis was $0.01 (2004: $(0.05))(2003: $(0.06)) occurred as a result of the Company’s increased revenues.  The Company’s expenses totalled $10,562,032 (2004: $5,579,242) (2003: $3,398,136) mainly due to the Company incurring advertising and promotion expenses of $5,229,260 (2004: $1,236,938) (2003: $771,813), transaction fees of $814,964 (2004: $Nil) (2003: $Nil), Amortization of $382,655 (2004: $168,108) (2003: $71,677), Bank charges, interest and foreign exchange of $172,915 (2004: $(17,840)) (2003: $34,278).  The net income/(loss) of $1,088,741 (2004:$(5,346,512)) (2003: $(2,008,775)) and the net gain/(loss) per common share on a fully diluted basis of $0.01 (2004:$(0.06)) (2003: $(0.04)) and on a non-diluted basis of $0.01 (2004:$(0.08)) (2003: $(0.04)) is attributable to the gain/(expense) on the settlement of a lawsuit of $97,382 (2004:$(240,400)) (2003: $Nil), the purchase back of net revenue sharing of $Nil (2004: $(1,429,522)) (2003: $889,663) and the gain/(loss) on sale of investments was $Nil (2004: $(42,011)) (2003: $6,502).  The Company wrote down the value of marketable securities by $(167,927) (2004: $(39,301)) (2003: $Nil).  Total assets of $12,819,608 (2004:$2,582,847) (2003: $661,035) is comprised of cash and term deposits of $8,408,620 (2004: $Nil) (2003: $Nil) which is attributable to the proceeds received from the Brokered Offering which closed on May 13, 2005, marketable securities of $379,236 (2004: $383) (2003: $17,374); accounts receivable of $1,801,274 (2004: $1,198,731) (2003: $179,133); due from related parties of $4,740 (2004: $376,087) (2003: $140,832); prepaids and security deposits of $27,499 (2004: $102,899) (2003: $85,041) and equipment and software development of $2,198,239 (2004: $904,747) (2003: $238,655).  The Company has long term obligations for hardware equipment of $22,818 (2004: $43,094) (2003: $39,692).

The Company has never paid any cash dividends and has no plans to pay any cash dividends in the future.  The weighted average number of common shares was 84,337,774 as compared to 58,428,307 for the same period in 2004 as compared to 42,579,518 for the same period in 2003.

Results of Operations

All financial figures presented herein are expressed in Canadian Dollars (CDN$) unless otherwise specified.

The Company has developed and has built a Software for on-line multi-player interactive card games (the “Company’s Gaming Software”) which is licensed to its wholly owned Antiguan subsidiary Action Poker Gaming Inc. (“Action”).

The Kahnawake Gaming Commission has issued to Action an interactive gaming license to operate and exploit an Internet Gaming Facility located at the facilities of Mohawk Internet Technologies Inc., which is located in the Kahnawake Mohawk Reserve in Canada (the “Kahnawake Interactive Gaming License”).

Action hosts the Company’s Gaming Software to the general public.  Action is the owner and operator of the URLs www.tigergaming.com, www.tigergaming.net, www.holycowpoker.com, www.atlantisworldpoker.com, www.pokerincanada.com , www.pokerincanada.net. and www.actionpoker.com .

Action licenses the Company’s Gaming Software to several third party operators.  For a list of all licensees, please visit www.lvfh.com .  Furthermore, Action hosts and operates online poker websites on behalf of its licensees.

During 2005, Action has licensed from an arm’s length third party, an online Casino Software (”Online Casino”), which is operated by Action under the URL www.playvegasfromhome.com.

The principal revenues of Action are from collecting rakes, licensing fees and royalties.

The Company is continually enhancing and upgrading the Company’s Gaming Software in order to retain and increase its customer base.

In June 2003, Action entered into an agreement with Atlantis Casino (“Atlantis”) (Exhibit 10.5 – Incorporated by reference) whereby Atlantis purchased a 35% interest in Action’s monthly net revenues for US$1,000,000.  During 2004, the parties entered into an agreement (the “Purchase Back Agreement”) (Exhibit 10.6 – Incorporated by reference) whereby Action purchased back the 35% interest in Action’s monthly net revenues from Atlantis for US$1,000,000 of which US$327,620 remained outstanding as at December 31, 2004.  As of March 8, 2005, the outstanding amount was fully paid.  The Company and Action have no further obligations whatsoever to Atlantis.

During the year ended December 31, 2004, the Company was involved in a lawsuit with an arm’s length third party (“Third Party”) for patent infringement.  Even though Management of the Company was of the opinion that the lawsuit was frivolous and of no merit, nevertheless Management decided that it would be more prudent and cost effective to have an amicable out-of-court settlement.  Subsequent to year-ended December 31, 2004, the Company reached an out-of-court settlement, by entering into a License and Settlement Agreement dated February 17, 2005, (the “License and Settlement Agreement”) (Exhibit 10.1- Incorporated by reference) whereby the Company had agreed to pay to the Third Party a series of royalty payments, not to exceed the sum of US$200,000, which were  payable as follows:

(a)

Four equal instalments of US$25,000 until November 2, 2005;

(b)

Quarterly payments of US$10,000 for every US$1,000,000 of Las Vegas’ cumulative rake income commencing January 1, 2005, for up to US$5,000,000 of Las Vegas’ cumulative rake revenues; and,

(c)

A single payment of US$50,000 for the first subsequent US$5,000,000 of Las Vegas’ cumulative rake revenues after the above mentioned US$5,000,000 would have been reached.

On May 6th, 2005, the Company and the Third Party entered into a Modification to “License and Settlement Agreement”) of February 17, 2005 (Exhibit 10.2 – Incorporated by reference) whereby the Company paid one final payment of US $90,000 as full and final settlement, and complete release of all the Company’s royalty obligations.  As a result, the Company recorded a gain of Cdn $97,382 in its statement of operations and deficit for the year ended December 31, 2005.

Prior to May 6, 2005, the Company had paid US $25,000 to the Third Party.

The Company is presently not a party to any legal proceedings whatsoever.

Pursuant to a Loan Agreement, (Exhibit 10.3 – Incorporated by reference) the Loan from Interactive of US $250,000 (Cdn $275,608) was obtained in June, 2004, and was payable in monthly instalments equal to 5% of Action’s revenues for the first twelve months and 10% of Action’s revenues thereafter until the loan would have been paid. The entire amount was fully repaid by the Company on March 15, 2005.  In lieu of interest, the Company was obliged to make monthly bonus payments to Interactive equal to 5% of Action’s revenues for a period of twelve months.  Bonus payments totalling US $20,709 were made up to October, 2004.  On April 15, 2005, as consideration for the early repayment of the Loan by the Company, Interactive cancelled the Loan Agreement by way of a Letter dated April 15, 2005, (Exhibit 10.4 – Incorporated by reference) and has forever forgiven all outstanding and future bonus payments that were payable pursuant to the Loan Agreement.

On April 28, 2004, the Company acquired, Action Commerce Limited (UK), a United Kingdom corporation.  Action Commerce Limited (UK) acts as payment processor for the Company and its subsidiaries.  Furthermore, the Company has caused to incorporate the following companies which are wholly owned subsidiaries of the Company; (1) Guardian Commerce Limited, (“Guardian”) a St. Kitt’s Corporation which was incorporated to enable the Company’s subsidiaries to continue their business relationship with Optimal Payments Inc., (2) APG Enterprises Ltd., a Cypriot Corporation (“APG Cyprus”).  APG Cyprus, is fully operational in Cyprus and currently employs 35 people (December 31, 2005: 30) and (3) APG Enterprises, an Armenian corporation (“APG Armenia”). APG Armenia currently employs 12 people (December 31, 2005: 11) and is providing technical and administrative support to APG Cyprus.  Upon the dissolution of one of the Company’s former subsidiaries, the Company acquired a 100% interest in 4010493 Canada Inc., a federally chartered Canadian company which, has been dormant and as a result, was dissolved on May 6, 2006.  In addition, the Company caused to dissolve two inactive Panamanian subsidiaries, Georgia Enterprises Corp., and Tiger Ventures Corp. during the year ended December 31, 2005.

At the  Annual & Special General Meeting of the Company’s shareholders which was held on June 30, 2005, (Exhibit 20.3 – Incorporated by reference) the shareholders approved the Audited Consolidated Financial Statements for the

year ended December 31, 2004 and the Auditor’s report thereon; fixed the number of Directors for the ensuing year at four; elected Bedo H. Kalpakian, Jacob H. Kalpakian, Neil Spellman and Gregory T. McFarlane as Directors of the Company; re-appointed the Company’s Auditor, Smythe Ratcliffe, Chartered Accountants, for the ensuing year and authorized the Directors to fix the remuneration to be paid to the Auditor.  The shareholders also approved: (a) the deletion of the pre-existing Company Provisions in the Notice of Articles of the Company and in substitution, the adoption of a new form of Articles for the Company pursuant to The Business Corporations Act (British Columbia);(See Exhibit 3.2* - Attached) (b) the increase of the Company’s authorized share capital to an unlimited number of common shares and an unlimited number of preferred shares, issuable in series, in each case without nominal or par value; and (c) the amendment to the Company’s 2004 Stock Option Plan by increasing the maximum number of common shares which may be reserved for issuance pursuant to the Stock Option Plan to 15,866,936 common shares (the “Company’s Amended 2004 Stock Option Plan”)(see Exhibit 10.13* - Attached).

The Company entered into an agreement on April 20, 2005 (Exhibit 1.1 – Incorporated by reference), with a syndicate of underwriters led by Wellington West Capital Markets Inc. and CIBC World Markets Inc. and including GMP Securities Ltd. and Sprott Securities Inc. (collectively the “Underwriters”) for a "bought-deal" underwritten private placement of Subscription Receipts (the "Brokered Offering").  The Brokered Offering closed on May 13, 2005, and on June 30, 2005, at the Company’s Annual and Special General Meeting, the Company’s shareholders approved the increase of the authorized share capital of the Company to an unlimited number of common shares and an unlimited number of preferred shares, in each case without nominal or par value.  As a result and during the third quarter period ended September 30, 2005, 12,485,500 common shares and 6,242,750 share purchase warrants at an exercise price of $1.00 per common share were issued by the Company to various investors pursuant to the Brokered Offering.  Total net proceeds received by the Company were $7,487,689.  The Company paid the Underwriters an aggregate cash commission of $547,801 and issued a total of 842,771 Broker’s Compensation Warrants (the “Compensation Warrants”) which are exercisable into Units at $0.65 per Unit.  Each Unit consists of one common share in the capital of the Company and one half of one share purchase warrant.  One whole share purchase warrant is required to purchase one additional common share at $1.00 per share.  All share purchase warrants expire on May 13, 2007.  The shares, share purchase warrants and Compensation Warrants, which were issued by the Company on July 13, 2005, had hold periods which expired on September 14, 2005, at which time the share purchase warrants commenced trading on the TSX Venture Exchange, under the symbol LVH.WT.

During the first quarter of 2005, the Company had received, from a third party, a subscription for the securities of the Company in the amount of $450,000 which was not accepted by the Company and such amount was returned by the Company to the third party on July 25, 2005.

For the year ended December 31, 2005, the Company recorded revenue of $11,578,978 as compared to $1,980,918 for the same period in 2004, (2003: $490,764) reflecting a general acceptance of the Company’s Gaming Software by the Company’s Licensees and users of the Company’s Gaming Software.  Interest income was $142,340 as compared to $3,046 during the same period in 2004, (2003: $1,997) reflecting an increase in cash balances in the bank mainly attributable to proceeds received from the Brokered Offering which closed on May 13, 2005.  The gain before other items was $1,159,286 compared to a loss of $(3,595,278) for the same period in 2004 (2003: $(2,905,375)) which occurred as a result of the Company’s increased revenues.  The Company’s expenses increased to $10,562,032 reflecting an increase in the level of the Company’s activities, as compared to $5,579,242 for the same period in 2004 (2003: $3,398,136).  Items which contributed to an increase in operating expenses during the year ended December 31, 2005, were as follows; • Advertising and promotion expenses were $5,229,260 as compared to $1,236,938 for the corresponding period in 2004 (2003: $771,813).  Increases in Advertising and promotion expenses were mainly due to marketing campaigns that were conducted in order to increase the Company’s revenues; • Amortization was $382,655 as compared to $168,108 for the corresponding period in 2004 (2003: $71,677); • Bank charges, interest and foreign exchange fees were $172,915 as compared to $(17,840) for the corresponding period in 2004 (2003: $34,278).  The increase was mainly due to losses incurred as a result of foreign exchange fluctuations; • Commission fees of $28,952 as compared to $Nil for the corresponding period in 2004 were mainly due to the acquisition of Licensees (2003: $Nil).  •Donations were $51,500 as compared to $Nil for the corresponding period in 2004 (2003: $Nil); •Legal, accounting and audit fees were $151,199 as compared to $78,661 for the corresponding period in 2004 (2003: $133,947).  The increase was mainly related to the Brokered Offering which closed on May 13, 2005; •License fees were $46,527 as compared to $13,033 for the corresponding period in 2004 (2003: $26,755). The increase consists of costs incurred in respect to the Licensed Online Casino and the Kahnawake Interactive Gaming License; •Management fees were $270,000 as compared to $180,000 for the corresponding period in 2004 (2003: $180,000).  The increase was pursuant to the Management Services Agreement which became effective as of July 1, 2005 whereby Kalpakian Bros. is paid $30,000 per month plus G.S.T.; •Office expenses of $325,339 as compared to $126,891 for the corresponding period in 2004 (2003: $83,323) were mainly due to the start-up and ongoing costs and expenses of APG Cyprus and APG Armenia; •Regulatory and transfer agent fees were $38,822 as compared to $10,357 for the corresponding period in 2004 (2003: $6,891). The increase is attributable to increased transfer agent activity in connection with the Brokered Offering; •Rent was $362,410 as compared to $289,269 for the corresponding period in 2004 (2003: $255,702).  The increase is due to rent costs incurred on behalf of APG Cyprus and APG Armenia as well as the bandwidth portion of the Company’s Server Park rent; •Shareholder communication expenses were $17,116 as compared to $9,424 for the corresponding period in 2004 (2003: $11,150).  This increase was related to the Brokered Offering which required Shareholder approval; •Telephone expense was $54,491 as compared to $24,863 for the corresponding period in 2004 reflecting an increase in the Company’s activities (2003: $27,704); •Travel, meals and entertainment expenses were $339,973 as compared to $172,233 for the corresponding period in 2004 reflecting an increase in the Company’s activities (2003: $163,834); and  •Transaction fees of $814,964 as compared to $Nil for the corresponding period in 2004 (2003: $Nil) increased significantly due to increased usage of the Company’s gaming software by customers of the Company’s Licensees and users of the Company’s gaming software.

During the year ended December 31, 2005, the Company recognized the amount of $329,399 as stock option compensation expense as compared to $2,323,004 for the fiscal year ended December 31, 2004, (December 31, 2003: $528,457).

For the three month period ended March 31, 2006, the Company recorded revenue of $3,678,721 as compared to $2,084,056 for the same period in 2005, (2004: $276,676) due to an increase in usage of the Company’s Gaming Software.  Interest income was $62,334 as compared to $1,255 during the same period in 2005, (2004: $103) reflecting an increase in cash balances in the bank mainly attributable to proceeds received from the Brokered Offering.  The gain before other items was $356,255 as compared to a gain of $364,329 for the same period in 2005 (2004: $(458,379)). Total expenses of the Company increased to $3,384,800 reflecting an increase in the level of the Company’s activities as compared to $1,720,982 for the same period in 2005 (2004: $735,158).  Items which contributed to an increase in operating expenses during the period ended March 31, 2006, were office expenses of $125,659 (2005:$44,816; 2004:$35,185), salaries and benefit expenses of $829,032 (2005:$334,252; 2004:$308,999), advertising and promotion expenses of $1,542,017 (2005:$746,969; 2004:$98,246), amortization of $142,608 (2005:$65,336; 2004:$22,113), legal, accounting and audit fees of $46,327 (2005:$33,749; 2004:$3,128), rent of $136,991 (2005:$78,625; 2004:$57,099), travel, meals and entertainment expenses of $83,730 (2005:$81,722; 2004:$53,005), transaction fees of $275,173 (2005:$176,288; 2004:$15,965), telephone of $17,310 (2005:$9,377; 2004:$6,768), management fees of $90,000 (2005:$45,000; 2004: $45,000), commission fees of $12,700 (2005:$Nil; 2004: $Nil) and bank charges, interest and foreign exchange of $6,029 (2005:$2,373; 2004: $5,614). During this period, the Company recognized the amount of $74,440 as stock option compensation expense (2005:$Nil; 2004: Nil).

During the year ended December 31, 2005, in keeping with Management’s commitment to support worthwhile causes, the Company has made donations totalling $51,500 to the following:- (1) St. Vartan’s Armenian Apostolic Church of British Columbia as to $6,500; (2) the Zajac Ranch for Children as to $5,000.  The Zajac Ranch is a camp dedicated to “raising the spirits” of children with life threatening, chronic illnesses or disabilities and the Zajac Ranch project is spear headed by the Zajac Foundation, a non-profit organization registered as a charitable institution with the Government of Canada whose mandate is to support children, seniors and those with special needs through innovative community projects focused on developing life long skills and independence; (3) Street Kids International, as to $35,000, an international charity based in Canada, striving to be the lead organization in developing, disseminating and advocating the practical solutions needed to give street kids around the world the choices, skills, and opportunities to make a better life for themselves; and (4) La Relance Jeunes et Familles, as to $5,000, a charitable organization dedicated to helping young people and their families.

During the first quarter ended March 31, 2006, the Company donated $1,000 to the “Make A Wish Foundation”, a children’s charitable foundation, with respect to efforts being made by the Sunbeam Canada/Team Alpine and their drive across Canada in order to raise money for the Make A Wish Foundation.  On a going forward basis, the Company intends to continue and focus its commitment to solely support children’s charitable causes.

For the year ended December 31, 2005, the weighted average gain per common share was $0.01 as compared to a loss of $(0.09) per share for the year ended December 31, 2004 and as compared to a loss of $(0.05) per share for the year ended December 31, 2003.  Total assets as at December 31, 2005, were $12,819,608 as compared to $2,582,847 for the corresponding period in 2004 (2003: $661,035).  The Company has equipment leases with present value of net minimum lease payments of $22,818 as compared to $43,094 for the corresponding period in 2004.  A certain portion of the obligation for lease payments has been personally guaranteed by the Company’s President, Jacob H. Kalpakian.  The Company has not paid any cash dividends and does not plan to pay any cash dividends in the future.

During the year ended December 31, 2005, the Company had a net gain of $1,088,741; or $0.01 per common share (weighted average), as compared to a net loss of $(5,346,512); or $(0.09) per common share (weighted average), in the same period of 2004 and as compared to a net loss of $(2,008,775) or $(0.05) per common share (weighted average) for the same period in 2003.

During the year ended December 31, 2005, the Company’s weighted average number of common shares was 84,337,774 as compared to 58,428,307 for the same period in 2004 and as compared to 42,579,518 for the same period in 2003.

For the year ended December 31, 2005, the Company had a working capital of $ 8,429,106 as compared to a working capital deficit of $(248,293) in the same period of 2004, (2003: $(147,468)).

Effective February 1, 2006, the Company has entered into a lease agreement for its Vancouver offices for a term of 12 months at a montly rent of $15,000 plus G.S.T.

During the three month period ended March 31, 2006, the Company had a net gain of $315,128; or $0.003 per share (weighted average), as compared to a net gain of $364,329; or $0.005 per share (weighted average), in the same period of 2005.

The weighted average gain per common share was $0.003 as compared to a gain of $0.005 during the same period in 2005.  Total assets at March 31, 2006, were $13,606,499 (2005:$3,891,292). The Company has equipment leases with present net minimum lease payments of $17,078 expiring in 2007 (2005:$38,399).  During the three month period ended March 31, 2006, the Company’s weighted average number of shares was 93,114,908 as compared to 77,406,344 for the same period in 2005.  For the three month period ended March 31, 2006, the Company had a working capital of $11,154,408 as compared to $2,368,808 in the same period of 2005.

The Company has not paid any cash dividends and does not plan to pay any cash dividends in the future.

These financial analyses address the results of operations in accordance with the financial statements prepared under Canadian generally accepted accounting principles.  A discussion of the differences between accounting principles and practices generally accepted in Canada and accounting principles and practices accepted in the United States and required by the S.E.C. is contained in Note 17 of the financial statements included in item 17 of this Annual Report.

Summary of Quarterly Results

All financial figures presented herein are expressed in Canadian Dollars (CDN $) unless otherwise specified.  The following are the unaudited results for the twelve most recent quarterly periods, starting with the three month quarterly period ended March 31, 2006

The following are the results for the twelve most recent quarterly periods, starting with the three month quarterly period ended March 31, 2006:

For the Quarterly Periods ended	March 31, 2006	December 31, 2005	September 30, 2005	June 30, 2005
Total Revenues	$3,741,055	3,561,718	3,389,665	2,684,624
Income (loss) before other items	356,255	(9,291)	515,857	288,391
Earnings (loss) per common share before other items	0.004	(0.00)	0.006	0.003
Fully diluted earnings (loss) per common share before other items	0.003	n/a	0.004	0.003
Net income (loss) for the period	315,128	(177,218)	515,857	385,773
Basic net earnings (loss) per share	0.003	(0.002)	0.006	0.005
Diluted net earnings (loss) per share	0.003	n/a	0.004	0.004

For the Quarterly Periods ended	March 31, 2005	December 31, 2004	September 30, 2004	June 30, 2004
Total Revenues	$2,085,311	1,073,518	350,688	282,979
Income (loss) before other items	364,329	(2,176,513)	(530,878)	(429,508)
Earnings (loss) per common share before other items	0.005	(0.03)	(0.01)	(0.01)
Fully diluted earnings (loss) per common share before other items	0.004	n/a	n/a	n/a
Net income (loss) for the period	364,329	(3,461,006)	(558,394)	(862,178)
Basic net earnings (loss) per share	0.005	(0.05)	(0.01)	(0.02)
Diluted net earnings (loss) per share	0.004	n/a	n/a	n/a

For the Quarterly Periods ended	March 31, 2004	December 31, 2003	September 30, 2003	June 30, 2003
Total Revenues	$276,779	261,122	186,722	841,991
Income (loss) before other items	(458,379)	(1,139,751)	(667,955)	311,970
Earnings (loss) per common share before other items	(0.01)	(0.02)	(0.01)	0.01
Fully diluted earnings (loss) per common share before other items	(0.01)	(0.01)	(0.01)	0.01
Net income (loss) for the period	(464,934)	178,640	(578,491)	307,244
Basic net earnings (loss) per share	(0.01)	0.00	(0.01)	0.01
Diluted net earnings (loss) per share	(0.01)	0.00	(0.01)	0.01

The Company’s business is not of a seasonal nature.

A major portion of the Company’s total revenues have been generated as a result of a general acceptance of the Company’s Gaming Software by the Company’s licensees and users of the Company’s Gaming Software.

Fluctuations in the exchange rate of the US dollar in relation to the Canadian dollar have a direct impact on the results of the Company’s operations due to the fact that the Company’s revenues are generated in US dollars while a certain portion of the Company’s expenses are incurred in Canadian dollars.

Item 5.B - Liquidity and Capital Resources

During fiscal 2004, and fiscal 2005 and Q1 of 2006, the Company experienced meaningful increases in its revenues.  In order for the Company to further increase its revenues, the Company must dedicate more resources to marketing and to upgrading the Company’s Gaming Software so as to have a full suite of poker games as well as new products.  If the Company is successful in increasing and/or sustaining its revenues, Management is of the opinion that the Company shall be able to fund its marketing and development expenditures from the Company’s increased and/or current cash flow.

The Company entered into Non-Brokered Private Placement Agreements with various parties, dated December 13, 2004, to issue 5,000,000 units at $0.20 per unit for total proceeds of $1,000,000 to the Company, each unit consisting of one common share and one-half of one warrant; each whole warrant entitling the holder to purchase one common share at a price of $0.25 per common share for a period of 24 months.  The financing was approved by the TSX Venture Exchange on January 7, 2005, and all units which were issued had a hold period which expired on May 8, 2005.

The Company entered into an agreement on April 20, 2005, with a syndicate of underwriters led by Wellington West Capital Markets Inc. and CIBC World Markets Inc. and including GMP Securities Ltd. and Sprott Securities Inc. (collectively the “Underwriters”) for a "bought-deal" underwritten private placement of Subscription Receipts (the "Brokered Offering").  The Brokered Offering closed on May 13, 2005.  As a result, 12,485,500 common shares and 6,242,750 share purchase warrants at an exercise price of $1.00 per common share were issued to various investors pursuant to the Brokered Offering.  Total net proceeds received by the Company were $7,487,689.  The Company paid the Underwriters an aggregate cash commission of $547,801 and issued a total of 842,771 Broker’s Compensation Warrants (the “Compensation Warrants”) which are exercisable into Units at $0.65 per Unit.  Each Unit consists of one common share in the capital of the Company and one half of one share purchase warrant.  One whole share purchase warrant is required to purchase one additional common share at $1.00 per share.  All share purchase warrants expire on May 13, 2007.  The shares, share purchase warrants and Compensation Warrants, which were issued by the Company on July 13, 2005, had hold periods which expired on September 14, 2005, at which time the share purchase warrants commenced trading on the TSX Venture Exchange, under the symbol LVH.WT.

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

For the year ended December 31, 2005, a total of 2,740,500 stock options were exercised at prices ranging from $0.12 to $0.20 per common share for total proceeds to the Company of $463,360.  278,500 stock options expired during the period.  A total of 1,825,000 stock options were granted at exercise prices ranging from $0.20 to $0.46 per common share for a total stock option compensation expense of $329,399 for the year ended December 31, 2005.

During the year ended December 31, 2005, the Company issued an aggregate of 8,742,750 share purchase warrants, 2,500,000 of which are exercisable at the price at $0.25 per common share and 6,242,750 are exercisable at the price of $1.00 per common share.  During the year ended December 31, 2005, a total of 2,430,000 share purchase warrants were exercised at prices ranging from $0.10 to $0.25 per common share for total proceeds to the Company of $428,000.

As of December 31, 2005, the Company had $8,408,620 in cash and term deposits as compared to $Nil at December 31, 2004. Marketable securities at December 31, 2005, were $379,236 as compared to $383 at December 31, 2004; Accounts receivable at December 31, 2005, was $1,801,274 as compared to $1,198,731 at December 31, 2004; Prepaids and security deposits at December 31, 2005, were $27,499 as compared to $102,899 at December 31, 2004; Due from related parties at December 31, 2005, was $4,740 as compared to $376,087 at December 31, 2004, Equipment and Software Development at December 31, 2005 was $2,198,239 as compared to $904,747 at December 31, 2004.

As of December 31, 2005, the Company had $Nil with respect to cheques issued in excess of funds on deposit as compared to $20,717 at December 31, 2004.  Customer deposits, accounts payable and accrued liabilities of $2,111,066 as compared to $1,361,239 for the corresponding period in 2004; Due to related parties was $60,929 as compared to $8,525 for the period ended December 31, 2004.  Other obligations were $Nil as compared to $516,008 for the period ended December 31, 2004, and the Obligation under capital lease was $22,818 as compared to $43,094 for the period ended December 31, 2004.

The Company’s working capital as at December 31, 2005 was $8,429,106 as compared to a working capital deficit of $(248,293) as at December 31, 2004, (2003: $(147,468)).

Marketable securities at December 31, 2005, were $379,236 as compared to $383 at December 31, 2004 (2003: $ 17,374).  Accounts receivable at December 31, 2005 was $1,801,274 as compared to $1,198,731 at December 31, 2004 (2003:$179,133).  Prepaids and security deposits at December 31, 2005 were $27,499 as compared to $102,899 at December 31, 2004 (2003:$85,041).  Due from related parties at December 31, 2005 was $4,740 as compared to $376,087 at December 31, 2004 (2003:$ 140,832).

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

During the three month period ended March 31, 2006, a total of 357,592 stock options were exercised at prices ranging between $0.12 and $0.19 per common share for total proceeds to the Company of $64,715.  50,000 stock options exercisable at $0.19 per common share expired and no stock options were granted during the period.

During the three month period ended March 31, 2006 a total of 300,000 share purchase warrants were exercised at $0.25 per common share for total proceeds to the Company of $75,000.

The Company’s working capital at March 31, 2006, was $11,154,408 as compared to a working capital of $10,627,345 at December 31, 2005; Marketable securities at March 31, 2006, were $89,193 as compared to $379,236 at December 31, 2005; Accounts receivable at March 31, 2006, was $1,391,676 as compared to $1,801,274 at December 31, 2005; Prepaids and security deposits at March 31, 2006, were $42,930 as compared to $27,499 at December 31, 2005; Due from related parties at March 31, 2006, was $Nil as compared to $4,740 at December 31, 2005.  At March 31, 2006, the Company had $9,885,486 in cash and term deposits as compared to $8,408,620 at December 31, 2005.

During the three month period ended March 31, 2006, the Company’s total assets were $13,606,499 as compared to $12,819,608 at December 31, 2005.  The Company’s total liabilities were $2,452,091 as compared to $2,194,813 at December 31, 2005.

Accounts Receivable

The Company’s accounts receivable represents a significant percentage of the Company’s fiscal revenues due to the fact that the Company’s wholly owned Antiguan subsidiary, Action, has entered into Merchant Account Agreements with various internet payment processing companies that hold back 10% of the Company’s funds in trust and as a reserve for a period of 6 months on a revolving basis.  This is done so that there are sufficient funds available to the internet payment processing companies should there be any charge-backs during the 6 month “Hold” period.  This is the standard practice that is used in the Online Gaming Industry.

Player Deposits

Player deposits are included in the Company’s Accounts Payables, and represent funds deposited by the Players.

Software development costs

Research costs are expensed as incurred.  Costs related to the development of software are expensed as incurred unless such costs meet the criteria for deferral and amortization under Canadian generally accepted accounting principles.  The criteria include identifiable costs attributable to a clearly defined product, the establishment of technical feasibility, identification of a market for the software, the Company’s intent to market the software, and the existence of adequate resources to complete the project.  Software development costs are amortized over an estimated useful life of five years or prorated over its expected revenue stream whichever is higher, commencing in the year when commercial sales of the products commence.  Capitalized software development is evaluated in each reporting period to determine whether it continues to meet the criteria for continued deferral and amortization.

Capitalization of the Company’s Gaming Software

The types of expenses that were capitalized in 2005 and 2004 were:-

		2005	2004

Rent	Cdn$	5,910	10,857
Amortization		7,677	11,977
Insurance		444	885
Interest		803	1,903
Payroll *		964,745	571,600
Professional and Consulting fees		-	62,757

	Cdn$	979,579	659,979

*●	Does not include any Stock Based Compensation Expense
●	Does not include any Salaries for Administration
●	Does not include any Salaries for Customer Service Employees
●	Payroll is directed at technically feasible programming enhancements only

For the three month period ended March 31, 2006, the amount of $130,976 has been capitalized under software and development costs.  Amortization expense of $110,799 has been applied to the costs capitalized for the three month period ended March 31, 2006.

Item 5.C - Research and development, patents and licenses

Due to the size of the Company, the Company does not have a research and development department as such, however, the Company, with its limited resources, conducts its own research and development as and when required. Furthermore, the Company does not have any patents or licenses.

Item 5.D -Trend Information

The marketplace for the Company’s business is constantly undergoing changes, is intensely competitive and is subject to changes in customer preferences.  Consequently, new products are being developed continuously by the Online Gaming Industry in order to satisfy customer demands, and new and costly venues of advertising and promotion are being used by the Online Gaming Industry so as to attract new customers and retain existing ones.

Item 5.E - Off balance sheet arrangements

The Company has no off balance sheet arrangements whatsoever and the Company’s financial information and statements, including its balance sheet and statement of operations and deficit have been fairly represented in accordance with Canadian generally accepted accounting principles.

Item 5.F - Tabular disclosure of contractual obligations

The Company has no Long Term Debt Obligations, Purchase Lease Obligations or Other Long Term Liabilities reflected on the Company’s Balance Sheet.  All financial figures presented herein are expressed in Canadian Dollars (Cdn $) unless otherwise specified.

Contractual Obligations As of January 1, 2006.	Payments due by period
	Total	Less than 1 Year	1-3 years	3-5 years	More than 5 years
Long Term Debt Obligations	n/a	n/a	n/a	n/a	n/a
Capital Lease Obligations (Computers)	Cdn$ 22,818	Cdn$ 20,268	Cdn$ 2,550	n/a	n/a
Purchase Lease Obligations	n/a	n/a	n/a	n/a	n/a
Operating Lease Obligations Office Space Mohawk Technologies to December 31/2005	Cdn$ 192,000 US $ 240,000	Cdn$ 192,000 US $ 240,000	n/a n/a	n/a n/a	n/a n/a
Other Long Term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	n/a	n/a	n/a	n/a	n/a
US $ Total	US $ 240,000	US $ 240,000
Cdn $ Total	Cdn $ 214,818	Cdn $ 212,268	Cdn $ 2,550	n/a	n/a

In respect to information covered by items 5.E and 5.F, all financial information and statements have been fairly represented in accordance with Canadian generally accepted accounting principles.

Item 5.G - Safe Harbour

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Item 6.A - Directors and Senior Management

As of May 31 2006, the name, municipality of residence and the principal occupation of the Directors and Officers of the Company are the following:

Name and municipality of residence of Director or Officer	Position	Date of Birth	Principal Occupation	Term of Office
Bedo H. Kalpakian* Richmond, BC, Canada	Chairman and Director	May 14, 1946	Chairman & CFO of Registrant; President of Bronx Ventures Inc.	Chairman: 1991 to Present Director: 1987 to Present
Jacob H. Kalpakian Vancouver, BC, Canada	President and Director	October 18, 1968	President & CEO of Registrant; Vice President of Bronx Ventures Inc.	1991 to Present
Gregory T. McFarlane,* Las Vegas, NV, USA	Director	November 13, 1968	Advertising Copywriter	1992 to Present
Neil Spellman* Carlsbad, CA, USA	Director	January 24, 1953	Senior Vice President of DB Financial Management, Inc.	2002 to Present
Penilla Klomp Richmond, BC, Canada	Corporate Secretary	August 23, 1962	Corporate Secretary of the Registrant and of Bronx Ventures Inc.	2003 to present

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

Item 6.B - Compensation

For the year ended December 31, 2005, Kalpakian Bros. of B.C. Ltd. ("Kalpakian Bros.") was paid $270,000 (December 31, 2004: $180,000) (2003: $180,000).  For the three month period ended March 31, 2006, Kalpakian Bros. of B.C. Ltd. was paid $90,000. (2005:$45,000).   The principals of Kalpakian Bros. are Bedo H. Kalpakian and Jacob H. Kalpakian, both Company directors and officers.  Pursuant to a Management Services Agreement (the "Agreement") effective July 1, 2005, (Exhibit 10.9* - Attached) the remuneration payable to Kalpakian Bros. is $30,000 per month plus GST.  Kalpakian Bros. is also entitled to reimbursement for all traveling and other expenses incurred by it in connection with performing its services.  The term of the Agreement is for five years and the term automatically extends for additional one-year periods on each anniversary date of the Agreement, unless the Company, not less than 180 days prior to any such anniversary, gives written notice to Kalpakian Bros. that it does not wish to further extend the Agreement.  If the Agreement is terminated by the Company other than for just cause, or is terminated by Kalpakian Bros. for good reason, then Kalpakian Bros. is entitled to be paid the annual remuneration for the unexpired term of the Agreement and is also entitled to immediate vesting of all unvested stock options.  Kalpakian Bros. may terminate the Agreement on giving four months notice.

In addition, one Company officer is entitled to the use of a company-leased automobile and, certain directors of the Company are compensated for automobile expenditures.  Presently there exists no plan regarding Directors' and Officers' pension, retirement or other similar benefits.  Furthermore, there are no amounts set aside or accrued by the Company or its subsidiaries to provide pension, retirement or similar benefits.

The Company does not have any Stock Appreciation Rights Plans and does not have any Long Term Incentive Plans.

Pursuant to indemnity agreements dated April 1, 1993, with Bedo H. Kalpakian, Jacob H. Kalpakian and Gregory T. McFarlane (which have already been filed in previous years as Exhibits to the Form 20F) and indemnity agreements dated July 12, 2002, and May 1, 2003, with Neil Spellman and Penilla Klomp (Exhibit 10.7 - Incorporated by reference) collectively "the Directors and Officers", the Company has agreed to indemnify and save the Directors and Officers, their heirs and personal representatives harmless from and against all costs, charges and expenses arising out of their association with the Company.  These costs, charges and expenses include any amounts paid to settle an action or to satisfy a judgement brought or found against the Directors and Officers and any amounts paid to settle an administrative action or proceeding providing the indemnified party has acted in good faith and in the best interests of the Company.  To date the Company has not made any payments whatsoever under the Indemnity Agreements.

During the twelve month period ended December 31, 2005, and up to and until the date of this report (May 31, 2006) a total of 330,000 incentive stock options were exercised by two Directors and one Officer of the Company for total proceeds to the Company of $52,800.

Incentive stock options held by the Company’s Directors and Officers, as of May 31, 2006, are as follows:

Name	Date of Grant	Securities Under Options Granted (#)	Exercise or Base Price ($/Security)	Expiration Date
Bedo H. Kalpakian	November 3, 2004	2,275,000	0.16	November 3, 2006
Jacob H. Kalpakian	November 3, 2004	2,185,000	0.16	November 3, 2006
Gregory T. McFarlane	November 3, 2004	75,000	0.16	November 3, 2006
Neil Spellman	November 3, 2004	200,000	0.16	November 3, 2006
Penilla Klomp	November 3, 2004	110,000	0.16	November 3, 2006
	Total	4,845,000

# One option is required to purchase one common share.

Item 6.C - Board Practices

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

6.C.2. Details of Directors’ service contracts with the Company or any of its subsidiaries are as follows:

The Company has paid Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”) a total remuneration of $270,000 for the year ended December 31, 2005 (2004: $180,000; 2003: $180,000).  The principals of Kalpakian Bros. are Bedo H. Kalpakian and Jacob H. Kalpakian, both Company Directors and Officers.  Pursuant to a Management Services Agreement (the "Agreement") effective July 1, 2005, the remuneration payable to Kalpakian Bros. is $30,000 per month plus GST.  Kalpakian Bros. is also entitled to reimbursement for all traveling and other expenses incurred by it in connection with performing its services.  The term of the Agreement is for five years and the term automatically extends for additional one-year periods on each anniversary date of the Agreement, unless the Company, not less than 180 days prior to any such anniversary, gives written notice to Kalpakian Bros. that it does not wish to further extend the Agreement.  If the Agreement is terminated by the Company other than for just cause, or is terminated by

Kalpakian Bros. for good reason, then Kalpakian Bros. is entitled to be paid the annual remuneration for the unexpired term of the Agreement and is also entitled to immediate vesting of all unvested stock options.  Kalpakian Bros. may terminate the Agreement on giving four months notice.   (Exhibit 10.9* – Attached).

The Company pays a monthly director’s fee of Cdn $700 to the director of Action Poker Gaming Inc.

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

Pursuant to Canadian National Policy (52-110) with respect to Audit Committee Disclosure, the charter of the Company’s Audit Committee and other related information required to be disclosed have been disclosed in the Company’s Annual Information Circular with respect to the Company’s upcoming Annual & Special Shareholder’s meeting which is scheduled to take place on June 30, 2006.  The Information Circular (Exhibit 20.3 – Incorporated by reference) includes the Company’s Audit Committee Disclosure under Form 52-110F2.

The Company does not have a remuneration committee or an executive committee largely due to its size.

Item 6.D - Employees

The Company’s Canadian Head Office currently employs 39 people (December 31, 2005: 36) consisting of staff and management.  During the year ended December 31, 2005, the Company expanded its work force, and during the year ended December 31, 2005, the Company caused to incorporate a wholly owned subsidiary in Cyprus, APG Enterprises Limited (“APG Cyprus”) which established an office in Limassol, Cyprus.  Currently, APG Cyprus employs 35 people (December 31, 2005: 30).  In addition, the Company caused to incorporate during the year ended December 31, 2005, APG Enterprises, an Armenian Corporation (“APG Armenia”).  APG Armenia currently employs 12 people (December 31, 2005: 11) and is providing technical and administrative support to APG Cyprus.

The Company’s employees are not represented by a union or other collective bargaining organization and the Company has never experienced a work stoppage by its employees.  The Company believes that its employee relations are good.

Item 6.E - Share Ownership

The number of common shares without par value beneficially (indirectly or directly) owned by Directors and Officers of the Company as of May 31, 2006 is as follows:

Name of Director/Officer and Municipality of Residence	Number of Issued Capital		Percentage of the Total Issued Share Capital*
Bedo H. Kalpakian, Richmond, British Columbia, Canada	269,204 4,748,069.5	direct(1) indirect(2)	5.01%
Jacob H. Kalpakian, Vancouver, British Columbia, Canada	853,577 4,748,069.5 2,540	direct(1) indirect(2) indirect(3)	5.60%
Gregory T. McFarlane, Las Vegas, Nevada, USA	513	direct(1)	0.0005127%
Neil Spellman, Carlsbad, California, USA	415,000	direct(1)	0.41%
Penilla Klomp, Richmond, British Columbia, Canada	36,500	direct(1)	0.0365%

* Based on 100,041,270 issued and outstanding common shares as of May 31, 2006.

(1)

Common shares beneficially owned by Directors and Officers (directly) are based on information furnished to the Company by the Directors and Officers.

(2)

Represents 50% of 9,496,139 common shares beneficially owned by Directors and Officers (indirectly) or over which control or direction is exercised is based on information furnished to the Company by the Directors and Officers and which comprises:- 922,633 common shares which are held by Kalpakian Bros. of B.C. Ltd., a private company of which Bedo H. Kalpakian and Jacob H. Kalpakian are the principal shareholders and  8,573,506 shares which are held by Bronx Ventures Inc., a public company of which Bedo H. Kalpakian and Jacob H. Kalpakian are directors and officers.

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

At the  Annual & Special General Meeting of the Company’s shareholders which was held on June 30, 2005, (Exhibit 20.3 – Incorporated by reference) the shareholders approved the Audited Consolidated Financial Statements for the year ended December 31, 2004 and the Auditor’s report thereon; fixed the number of Directors for the ensuing year at four; elected Bedo H. Kalpakian, Jacob H. Kalpakian, Neil Spellman and Gregory T. McFarlane as Directors of the Company; re-appointed the Company’s Auditor, Smythe Ratcliffe, Chartered Accountants, for the ensuing year and authorized the Directors to fix the remuneration to be paid to the Auditor.  The shareholders also approved: (a) the deletion of the pre-existing Company Provisions in the Notice of Articles of the Company and in substitution, the adoption of a new form of Articles for the Company pursuant to The Business Corporations Act (British Columbia) (Exhibit 3.2* – Attached); (b) the increase of the Company’s authorized share capital to an unlimited number of common shares and an unlimited number of preferred shares, issuable in series, in each case without nominal or par value; and (c) the amendment to the Company’s 2004 Stock Option Plan by increasing the maximum number of common shares which may be reserved for issuance pursuant to the Stock Option Plan to 15,866,936 common shares (the “Company’s Amended 2004 Stock Option Plan”) (Exhibit 10.13* - Attached).

As of May 31, 2006, the following incentive stock options to purchase common shares in the capital of the Company were held by employees and consultants of the Company:

Agreement Date	Optionees	Number of Common shares	Exercise price per Share $	Expiry Date
Employees
June 9, 2004	Employees (1)	22,500	0.18	June 9, 2006
June 23, 2004	Employees (1)	20,000	0.19	June 23, 2006
July 8, 2004	Employees (1)	37,500	0.18	July 8, 2006
September 15, 2004	Employees (2)	65,000	0.18	September 15, 2006
October 28, 2004	Employees (2)	350,000	0.12	October 28, 2006
October 28, 2004	Employees (18)	510,000	0.12	April 28, 2007
November 2, 2004	Employees (1)	100,000	0.16	May 2, 2007
November 18, 2004	Employees (1)	50,000	0.17	May 18, 2007
November 22, 2004	Employees (1)	50,000	0.17	May 22, 2007
December 1, 2004	Employees (1)	50,000	0.20	June 1, 2007
January 17, 2005	Employees (3)	120,000	0.20	January 17, 2007
May 16, 2005	Employees (1)	50,000	0.46	May 16, 2007
July 5, 2005	Employees (8)	430,000	0.46	July5, 2007
August 2, 2005	Employees (1)	50,000	0.46	August 2, 2007
September 13, 2005	Employees (2)	100,000	0.38	September 13, 2007
November 3, 2005	Employees (1)	25,000	0.29	November 3, 2007
December 27, 2005	Employees (1)	50,000	0.38	December 27, 2007
May 8, 2006	Employees (1)	30,000	0.25	May 8, 2008
May 15, 2006	Employees (1)	30,000	0.25	May 15, 2008

Consultants
October 28, 2004	Consultant (2)	950,000	0.12	April 28, 2007
November 2, 2004	Consultants (1)	800,000	0.16	May 2, 2007
January 17, 2005	Consultants (2)	250,000	0.20	January 17, 2007
February 8, 2005	Consultants (1)	128,000	0.25	February 8, 2007
March 7, 2005	Consultants (2)	387,000	0.44	March 7, 2007

	Total:	4,655,000

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7.A - Major shareholders

7.A.1. As of May 31, 2006, the following persons or corporations beneficially owned, directly or indirectly, or exercised control over shares carrying more than 5% of the issued and outstanding shares of the Company:

Name of Shareholder and Municipality	Number of Issued Capital	Percentage of the Total Issued Share Capital*
CDS & Co., Toronto, Ontario, Canada**	86,400,554	86.36%
Bedo Kalpakian and Jacob Kalpakian***	10,621,460	10.62%

*

Based on 100,041,270 issued and outstanding common shares as of May 31, 2006.

**

Depository trust which holds shares on behalf of others and the beneficial holders of these shares are not within the knowledge of the Company.

*** Of these shares, 269,204 common shares are held by Bedo H. Kalpakian directly, 853,577 common shares are held by Jacob H. Kalpakian directly, 922,633 common shares are held by Kalpakian Bros. of B.C. Ltd., a private company of which Bedo H. Kalpakian and Jacob H. Kalpakian are the principal shareholders, 2,540 common shares are held by the mother or Jacob H. Kalpakian and 8,573,506 common shares are owned by Bronx Ventures Inc., a public company of which Bedo H. Kalpakian and Jacob H. Kalpakian are directors and officers.

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

7.A.2. As of December 31, 2005, the Company had 92,514,678 issued and outstanding common shares.  The portion of outstanding securities of the Company held in the United States and the number of recorded holders thereof was 4,145,044 and 38 respectively.

7.A.3. To the best of the Company’s knowledge, the Company is not controlled directly or indirectly by another corporation or by any foreign government or by any other natural or legal person severally or jointly.

7.A.4.  To the best of the Company’s knowledge, there are no known arrangements which may at a subsequent date result in a change of control.

Item 7.B - Related Party Transactions

The Company entered into a licensing agreement on November 4, 2002, with Bronx Ventures Inc. (formerly Lucky 1 Enterprises Inc.) [“Bronx”], a related party, for the joint development of certain on-line gaming software consisting of three card games; Pan, Big 2, and Chinese Poker (the “three card games Software”)  (Exhibit 10.8 – Incorporated by reference)  In respect to this transaction, the Company received the approval of the TSX Venture Exchange on November 21, 2002.  The three card games Software is equally owned by the Company and Bronx.  The Company is the operator of the three card games Software. The Company receives 60% and Bronx receives 40% of all revenues that are generated from the operation of the three card games Software.

The Company’s 60% share of revenues from the three card games Software for the year ended December 31 2005 was $727,206 as compared to $438,560 for the year ended December 31, 2004 (2003:$151,425).

The Company has paid to Bronx $484,804 representing 40% of revenues generated from the three card games Software for the year ended December 31, 2005 as compared to $292,372 for the year ended December 31, 2004. (2003:$100,951).

The Company’s 60% share of revenues from the three card games software for the three month period ended March 31, 2006 was $219,456 (2005: $153,540; 2004: $56,412).

The Company has paid to Bronx $146,304 representing 40% of revenues generated from the three card games software for the three month period ended March 31, 2006 (2005: $102,360; (2004: $37,608).

Subsequent to the year ended December 31, 2005, the Company and Bronx, determined that it would be in their best interests if Bronx would sell its interest in the three card games Software to the Company.

As Bronx and the Company have certain common directors and senior officers, both companies jointly appointed an independent third party, namely Evans & Evans Inc. of Vancouver, B.C. (“E&E”), to provide a valuation report and fairness opinion letter in respect to the proposed transaction.  Independent Board Committees for both companies were appointed to deal with all aspects of the proposed transaction.

E&E has completed and presented to both Bronx and LVFH its Fairness Opinion Letter and Valuation Report.

E&E’s Fairness Opinion Letter and Valuation Report has concluded that the proposed transaction would be fair, from a financial point of view, to the shareholders of both Bronx and LVFH if:-

1.

Bronx’s interest in the three card games Software is valued at $2,400,000; and

2.

LVFH is valued at CDN $33,500,000 or $0.36 per share.

Consequently, Bronx has entered into a Purchase and Novation Agreement with the Company whereby Bronx has agreed to sell all its right, title and interest in and to the three card games Software to the Company for a consideration of 6,670,000 fully paid and non-assessable common shares in the capital of the Company (the “Purchase and Novation Agreement”).  The Purchase and Novation Agreement is subject to the approval of the TSX Venture Exchange (“TSX”) and such approval from the TSX was received on April 28, 2006.  The closing of the transaction took place on May 5, 2006 and as a result, Las Vegas purchased Bronx’s 50% ownership interest and 40% revenue interest in the three card games Software for a consideration of 6,670,000 fully paid and non-assessable common shares in the capital of Las Vegas at a deemed price of $0.36 per share which are restricted from trading until May 1, 2007.

It is anticipated that this transaction shall provide the Company with an additional revenue stream.

For the year ended December 31, 2005, Kalpakian Bros. of B.C. Ltd. ("Kalpakian Bros.") was paid $270,000 (2004: $180,000; 2003: $180,000).  The principals of Kalpakian Bros. are Bedo H. Kalpakian and Jacob H. Kalpakian, both Company directors and officers.  Pursuant to a Management Services Agreement (the "Agreement") effective July 1, 2005 (Exhibit 10.9* - Attached) the remuneration payable to Kalpakian Bros. is $30,000 per month plus GST.  Kalpakian Bros. is also entitled to reimbursement for all traveling and other expenses incurred by it in connection with performing its services.  The term of the Agreement is for five years and the term automatically extends for additional one-year periods on each anniversary date of the Agreement, unless the Company, not less than 180 days prior to any such anniversary, gives written notice to Kalpakian Bros. that it does not wish to further extend the Agreement.  If the Agreement is terminated by the Company other than for just cause, or is terminated by Kalpakian Bros. for good reason, then Kalpakian Bros. is entitled to be paid the annual remuneration for the unexpired term of the Agreement and is also entitled to immediate vesting of all unvested stock options.  Kalpakian Bros. may terminate the Agreement on giving four months notice.  For the three month period ended March 31, 2006, Kalpakian Bros. of B.C. Ltd. was paid $90,000 (2005: $45,000; 2004: $45,000).

As of January 1, 2005, the Company and Bronx no longer have any related party transactions with regards to Office expenses, Loans, Benefits and Rent.  Bronx invoices the Company, on a monthly basis, for a portion of salaries paid by Bronx.  The Company invoices Bronx, on a monthly basis, for a portion of the Rent and Office expenses incurred by the Company.

The company shares office premises with Bronx, a related company.  Bronx invoices the Company, on a monthly basis, for a portion of salaries paid by Bronx.  The Company invoices Bronx, on a monthly basis, for a portion of the Rent and Office expenses incurred by the Company.  Due to/from related parties is comprised of:

(i)

rent received from Bronx for shared offices in the amount of $6,000 (2004: $6,032; 2003: $7,090);

(ii)

reimbursed Bronx for payroll in the amount of $205,608 (2004: $185,450; 2003: $155,796);

(iii)

reimbursed Bronx for other office expenses in the amount of $1,455 (2004: $14,139; 2003: $29,629); and

(iv)

interest was charged for funds loaned to the Company by Bronx in the amount of $0 (2004:  $378; 2003: $1,387).

Related party transactions are measured at the exchange amount and comprised of the following:

(v)

interest paid to directors in the amount of $0 (2004: $2,419; 2003: $3,433);

(vi)

management fees paid to a company related by common management and directors in the amount of $270,000 (2004: $180,000; 2003: $180,000);

(vii)

interest income received from Bronx for loans in the amount of $0 (2004: $513; 2003: $1,740); and

(viii)

the Company paid $484,804 (2004: $292,372; 2003: $100,951) to Bronx for its share of revenues generated from its investment in the “3” card games software.

During the year ended December 31, 2004, the Company entered into Non-Brokered Private Placement Financing Agreements with Bronx, a related company.  The Company has issued to Bronx a total of 4,000,000 common shares of the Company at $0.30 and $0.32 per common share for total net proceeds to the Company of $1,225,000.  These shares were restricted from trading until June 20, 2004.

During the year ended December 31, 2004, 2 directors of the Company participated in the Company’s Non-Brokered Private Placement financing dated October 25, 2004, by purchasing an aggregate of 300,000 units at $0.10 per unit.  (For details, please see Item 5.b; Liquidity and Capital Resources)

On January 7, 2005, Bronx acquired for investment purposes, 1,250,000 units of the Company at a price of $0.20 per unit.  Each unit consists of one common share and one-half of one warrant.  One whole warrant is required to purchase one common share at $0.25 per share expiring on January 7, 2007.  Subsequent to the year ended December 31, 2005, Bronx exercised 300,000 share purchase warrants at $0.25 per common share to acquire 300,000 common shares of Las Vegas for total proceeds to the Company of $75,000. In the future, Bronx may either increase or decrease its investment in the Company.

LVFH is related to the following companies by common management and/or Directors and/or Officers:

-

Bronx Ventures Inc. (“Bronx”) [formerly known as Lucky 1 Enterprises Inc.], a public company the shares of which are quoted for trading in the U.S.A. on the OTC Bulletin Board.

-

Kalpakian Bros. of B.C. Ltd., a private company incorporated under the laws of the Province of British Columbia, the principal shareholders of which are Jacob H. Kalpakian and Bedo H. Kalpakian, directors of the Company;

-

Colt Capital Corp, a reporting issuer in the provinces of Alberta and British Columbia, the securities of which are not currently listed on any stock exchange or quotation system.  Colt Capital Corp was incorporated in the Province of Alberta and has been continued into the Province of British Columbia;

-

Mountain Capital Inc. (“Mountain”) a public company listed on the TSX Venture Exchange of which Jacob H. Kalpakian, and Bedo H. Kalpakian are officers, directors and principal shareholders;

-

Touchdown Capital Inc. (“Touchdown”) a private company incorporated under the laws of British Columbia, of which Jacob H. Kalpakian, Bedo H. Kalpakian and Neil Spellman are directors and principal shareholders.

Item 7.C. Interests of Experts and counsel

Not Applicable

ITEM 8. FINANCIAL INFORMATION

Item 8.A. Consolidated Statements and Other Financial Information

The Company’s Audited Consolidated Financial Statements for the year ended December 31, 2005, 2004 and 2003, are included in Item 17 of this report.

Item 8.A. 7. Legal Proceedings

The Company's corporate legal counsel is Anfield, Sujir, Kennedy & Durno, Barristers and Solicitors, Attn: Michael Kennedy, 1600 – 609 Granville Street, Vancouver, BC, Canada V7Y 1C5 [telefax number: (604) 669-3877].

During the year ended December 31, 2004, the Company was involved in a lawsuit with an arm’s length third party (“Third Party”) for patent infringement.  Even though Management of the Company was of the opinion that the lawsuit was frivolous and of no merit, nevertheless Management decided that it would be more prudent and cost effective to have an amicable out-of-court settlement.  The Company reached an out-of-court settlement, by entering into a License and Settlement Agreement dated February 17, 2005, (the “License and Settlement Agreement”) (Exhibit 10.1- Incorporated by reference) whereby the Company had agreed to pay to the Third Party a series of royalty payments, not to exceed the sum of US$200,000, which were payable as follows:

(a)

Four equal instalments of US$25,000 until November 2, 2005;,

(b)

Quarterly payments of US$10,000 for every US$1,000,000 of Las Vegas’ cumulative rake income commencing January 1, 2005, for up to US$5,000,000 of Las Vegas’ cumulative rake revenues; and,

(c)

A single payment of US$50,000 for the first subsequent US$5,000,000 of Las Vegas’ cumulative rake revenues after the above mentioned US$5,000,000 would have been reached.

On May 6th, 2005, the Company and the Third Party entered into a Modification to “License & Settlement Agreement dated February 17, 2005” (Exhibit 10.2 - Incorporated by reference) whereby the Company paid one final payment of US$90,000 as full and final settlement, and complete release of all the Company’s royalty obligations.  As a result, the Company recorded a gain of Cdn $97,382 in its statement of operations and deficit for the year ended December 31, 2005.

The Company is presently not a party to any legal proceeding of any kind.

Dividends

The Company has never paid and does not intend to pay any dividends in the future.

Item 8.B. Significant Changes.

As of December 31, 2005, and up until May 31, 2006, there were no significant changes in the affairs of the Company except for the following:-

Subsequent to the year ended December 31, 2005, the Company and Bronx, a related party, determined that it would be in their best interests if Bronx would sell its interest in the three card games Software to the Company.

As Bronx and the Company have certain common directors and senior officers, both companies jointly appointed an independent third party, namely Evans & Evans Inc. of Vancouver, B.C. (“E&E”), to provide a valuation report and fairness opinion letter in respect to the proposed transaction.  Independent Board Committees for both companies were appointed to deal with all aspects of the proposed transaction.

E&E has completed and presented to both Bronx and LVFH its Fairness Opinion Letter and Valuation Report.

E&E’s Fairness Opinion Letter and Valuation Report has concluded that the proposed transaction would be fair, from a financial point of view, to the shareholders of both Bronx and LVFH if:-

1.

Bronx’s interest in the three card games Software is valued at $2,400,000; and

2.

LVFH is valued at CDN $33,500,000 or $0.36 per share.

Consequently, Bronx has entered into a Purchase and Novation Agreement with the Company whereby Bronx has agreed to sell all its right, title and interest in and to the three card games Software to the Company for a consideration of 6,670,000 fully paid and non-assessable common shares in the capital of the Company (the “Purchase and Novation Agreement”).  The Purchase and Novation Agreement is subject to the approval of the TSX Venture Exchange (“TSX”) and such approval from the TSX was received on April 28, 2006.  The closing of the transaction took place on May 5, 2006 and as a result, Las Vegas purchased Bronx’s 50% ownership interest and 40% revenue interest in the three card games Software for a consideration of 6,670,000 fully paid and non-assessable common shares in the capital of Las Vegas at a deemed price of $0.36 per share which are restricted from trading until May 1, 2007.

It is anticipated that this transaction shall provide the Company with an additional revenue stream.

ITEM 9. THE OFFER AND LISTING

Item 9.A. (4) Listing Details

The common shares of the Company were listed on the Vancouver Stock Exchange, British Columbia, on September 15, 1983.  Effective on November 29, 1999, the Vancouver Stock Exchange became known as the Canadian Venture Exchange (“CDNX”) as a result of the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange.  During 2002, the CDNX changed its name to the TSX Venture Exchange (referred to as “TSX Venture”) pursuant to the Toronto Stock Exchange’s acquisition of the CDNX.  The following table sets forth the market price (Canadian dollar), range and trading volume of the common shares on the TSX Venture for the periods indicated.  The current trading symbol of the Company's common shares listed on the TSX Venture is "LVH".  The closing market price on May 31, 2006 was Canadian $0.28 per common share on the TSX Venture.

TSX Venture Exchange (“TSX Venture”)

(formerly known as the Canadian Venture Exchange)

Trading Range (Canadian $)

Five Most Recent Financial Years	High $	Low $	Volume
2001	0.39	0.11	17,349,284
2002	0.20	0.04	9,597,550
2003	0.495	0.01	50,031,230
2004	0.40	0.09	56,935,312
2005	0.83	0.235	130,789,270

TSX Venture Exchange – (Canadian)

Two Most Recent Financial Years
Year 2004	High $	Low $	Volume
Jan 1 – Mar 31	0.40	0.215	18,876,729
Apr 1 – Jun 30	0.305	0.155	10,932,024
Jul 1 – Sep 30	0.22	0.09	10,138,960
Oct 1 – Dec 31	0.285	0.125	16,987,599
Year 2005	High $	Low $	Volume
Jan 1 – Mar 31	0.68	0.235	38,836,100
Apr 1 – Jun 30	0.83	0.51	48,401,700
Jul 1 – Sep 30	0.63	0.36	29,229,070
Oct 1 – Dec 31	0.45	0.335	14,322,400
Year 2006	High $	Low $	Volume
Jan 1 – Mar 31	0.435	0.27	13,935,850
Six Most Recent Months	High $	Low $	Volume
December 2005	0.42	0.335	5,181,100
January 2006	0.435	0.365	4,418,590
February 2006	0.39	0.325	4,001,772
March 2006	0.375	0.27	5,515,488
April 2006	0.375	0.295	3,810,569
May 2006	0.35	0.23	11,060,197

Effective July, 1999 the Company’s common shares commenced trading in the U.S.A. on the OTC Bulletin Board under the symbol "LVFHF".  The following table sets forth the market price (US$), range and trading volumes of the common shares of the Company on the OTC Bulletin Board for the periods indicated:-

OTC Bulletin Board Trading Range (US $)

Five Most Recent Financial Years	High $	Low $	Volume
2001	0.25	0.06	828,000
2002	0.15	0.02	2,224,700
2003	0.37	0.02	4,964,163
2004	0.30	0.075	2,048,186
2005	0.685	0.17	8,986,600

Two Most Recent Financial Years
Year 2004	High $	Low $	Volume
Jan 1 – Mar 31	0.30	0.17	1,173,400
Apr 1 – Jun 30	0.23	0.11	321,100
Jul 1 – Sep 30	0.18	0.075	235,486
Oct 1 – Dec 31	0.44	0.10	318,200
Year 2005	High $	Low $	Volume
Jan 1 – Mar 31	0.55	0.17	4,672,700
Apr 1 – Jun 30	0.685	0.42	2,160,100
Jul 1 – Sep 30	0.53	0.31	1,294,300
Oct 1 – Dec 31	0.44	0.30	859,500
Year 2006	High $	Low $	Volume
Jan 1 – Mar 31
Six Most Recent Months	High $	Low $	Volume
December 2005
January 2006	0.41	0.30	624,800
February 2006	0.33	0.265	121,043
March 2006	0.30	0.249	143,396
April 2006	0.335	0.273	185,520
May 2006	0.30	0.21	187,195

Effective September 1, 2000, the Company’s common shares were listed for trading on the Third Market Segment of the Berlin Stock Exchange under the symbol "LVH".  The following table sets forth the market price (Euro €), range and trading volumes of the common shares of the Company on the Berlin Stock Exchange for the periods indicated:-

Berlin Stock Exchange (Third Market Segment)– (Euro €)

Two Most Recent Financial Years
Year 2004	High€	Low €	Volume
Jan 1 – Mar 31	0,24	0,13	0
Apr 1 – Jun 30	0,18	0,08	0
Jul 1 – Sep 30	0,1	0,051	0
Oct 1 – Dec 31	0,15	0,069	0
Year 2005	High€	Low €	Volume
Jan 1 – Mar 31	0,36	0,11	8,000
Apr 1 – Jun 30	0,5	0,31	703,320
Jul 1 – Sep 30	0,43	0,24	233,400
Oct 1 – Dec 31	0,34	0,22	30,000
Year 2006	High€	Low €	Volume
Jan 1 – Mar 31	0,27	0,19	0
Six Most Recent Months	High€	Low €	Volume
December 2005	0,27	0,23	0
January 2006	0,27	0,23	0
February 2006	0,26	0,21	0
March 2006	0,25	0,19	0
April 2006	0,26	0,191	6,000
May 2006	0,221	0,148	16,800

Effective February 27, 2006, the Company’s common shares were listed for trading on the Frankfurt Stock Exchange under the symbol "LVH".  The following table sets forth the market price (Euro €), range and trading volumes of the common shares of the Company on the Frankfurt Stock Exchange for the periods indicated:-

Frankfurt Stock Exchange – (Euro €)

Six Most Recent Months	High€	Low €	Volume
February 2006	0,31	0,24	27,000
March 2006	0,192	0,28	66,500
April 2006	0,21	0,26	239,900
May 2006	0,159	0,22	734,535

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

Effective September 1, 2000, the Company’s common shares were listed for trading on the Third Market Segment of the Berlin Stock Exchange in Germany.  The trading symbol for the Company’s common shares is “LVH”, and the German Securities Code is WKN 935277, (ISIN Number CA 517 672 1010).

Effective February 27, 2006, the Company’s common shares were listed for trading on the Frankfurt Stock Exchange in Germany.  The trading symbol for the Company’s common shares is “LVH”, and the German Securities Code is WKN 935277, (ISIN Number CA 517 672 1010)

ITEM 10. ADDITIONAL INFORMATION

Item 10.A.1.  Share Capital.

The authorized capital of the Company consists of an unlimited number of common and preferred shares without par value of which 100,041,270 common shares are issued and outstanding as of May 31, 2006.  There are no preferred shares outstanding.

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

Capital Stock

Unlimited number of common shares without nominal or par value

Unlimited number of preferred shares without nominal or par value

Outstanding Share Data	No. of Common Shares	No. of Preferred Shares	Exercise ($) Price per common share	Expiry Dates
Issued and Outstanding as at May 31, 2006	**100,041,270	Nil	N/A	N/A
Stock Options	9,500,000	Nil	$0.12 to 0.46	Jun 9/06 to Dec 27/07
Brokers’ Warrants	90,000	Nil	$0.10	Oct 31/06
Warrants	*12,582,750	Nil	$0.20 to $1.00	Oct 31/06 to May 13/07
842,771 Compensation Warrants to acquire Units Consisting of:
common shares	842,771	Nil	$0.65	May 13/07
share purchase Warrants	421,386	Nil	$1.00	May 13/07
Fully Diluted as at May 31, 2006	123,478,177	Nil	N/A	N/A

*Of which 6,242,750 warrants commenced trading on the TSX Venture Exchange under the trading symbol "LVH.WT” effective at the opening on September 14, 2005.  Each warrant entitles the holder to purchase one common share at a price of $1.00 per share and will expire on May 13, 2007.

**Of which 6,670,000 common shares have a hold period expiring on May 1, 2007. (see Item 8.B. Significant Changes – Purchase & Novation Agreement)

Item 10.A.4. Warrants

The following summarizes the warrants that have been granted, exercised, cancelled or expired during the years ended December 31, 2005 and 2004:

		Weighted
		Average
	Number	Exercise
	of Warrants	Price

Balance, December 31, 2003	1,688,000	$ 0.70
Granted	6,645,000	$ 0.19
Expired	(1,688,000)	$ 0.70

Balance, December 31, 2004		$ 0.19
Granted	8,742,750	$ 0.82
Exercised	(2,430,000)	$ 0.19

Balance, December 31, 2005		$ 0.59

At December 31, 2005 and 2004, the following warrants are exercisable and outstanding.  Each warrant entitles the holder to purchase one common share of the Company at the exercise price per common share with the following expiry dates:

	Exercise	Number of Warrants
Expiry Date	Price	2005	2004

October 31, 2006	$ 0.20	3,775,000	4,600,000
October 31, 2006	$ 0.10	90,000	920,000
November 8, 2006	$ 0.20	850,000	1,125,000
January 7, 2007	$ 0.25	2,000,000	0
May 13, 2007	$ 1.00	6,242,750	0

Total warrants outstanding and
Exercisable	$ 0.10 to $ 1.00	12,957,750

The following summarizes warrants that have been issued, exercised or have expired during the three month period ended March 31, 2006.  All of the warrants have been issued in connection with the sale of common shares of the company, unless otherwise stated:

Warrants	Number of Warrants	Exercise Price $

Balance beginning of period	12,957,750	0.10 to 1.00

Warrants exercised	(300,000)	0.25
Warrants issued	-	n/a
Warrants expired	-	n/a

Balance end of period	*12,657,750	0.10 to 1.00

*Of which 6,242,750 warrants commenced trading on the TSX Venture Exchange under the trading symbol "LVH.WT” effective at the opening on September 14, 2005.  Each warrant entitles the holder to purchase one common share at a price of $1.00 per share and will expire on May 13, 2007.

All warrants have been issued pursuant to resolutions of the Board of Directors of the Company.

Item 10.A.5. Stock Options

From time to time the Company grants stock options to employees, consultants and directors pursuant to the rules and regulations of the TSX Venture Exchange (“TSX Venture”).

During 2002, the Company adopted an incentive stock option plan (the “2002 Plan”) under which the Company may issue 3,810,349 stock options to acquire common shares in the capital of the Company as an incentive to officers, directors, employees, management company employees and consultants who can contribute to the success of the Company.  The 2002 Plan has received TSX Venture approval.  In addition to the 2002 Plan, the Company’s shareholders adopted and approved the Company’s 2003 Stock Option Plan (the “2003 Plan”) (Exhibit 10.10 - Incorporated by reference) under which the Company may reserve up to 10% of its issued and outstanding capital stock for issuance under the Company’s stock option plan on a “rolling” basis, meaning the 10% limit is calculated from time to time whenever an option is granted and is based on the number of the then issued and outstanding common shares.  The 2003 Plan has received TSX Venture approval.

During 2004, the Company’s shareholders adopted and approved the Company’s 2004 Stock Option Plan (the “2004 Plan”) that replaces the Company’s aforementioned 2002 and 2003 Stock Option Plans.  The 2004 Plan, which has received the approval of the TSX, reserved 11,290,154 common shares for issuance representing 20% of the Company’s issued and outstanding common shares on April 12, 2004.  At the Annual and Special General Meeting of the Company’s shareholders, which was held on June 30, 2005, the shareholders approved the amendment to the Company’s 2004 Plan by increasing the maximum number of common shares that may be reserved for issuance pursuant to the Stock Option Plan to 15,866,936 common shares (the “Company’s Amended 2004 Stock Option Plan”) (See Exhibit 10.13* - Attached).  Pursuant to the Company’s Amended 2004 Stock Option Plan that has received TSX approval, the Company grants stock options to employees, directors, officers and consultants.  During the year ended December 31, 2005, the Company issued 2,740,500 common shares of the Company to directors, employees and consultants as a result of exercising stock options at prices ranging from $0.12 to $0.20 per common share for total proceeds to the Company of $463,360.

The following summarizes the officer, director, employee and consultant stock options that have been granted, exercised, cancelled and expired during the years ended December 31, 2005 and 2004.  The options vest 25% on grant and thereafter 25% every six months.

	Number	Weighted Average
	of Options	Exercise Price

Balance, December 31, 2003		$ 0.18
Options granted	13,310,000	$ 0.16
Options cancelled	(381,250)	$ 0.18
Options exercised	(2,375,408)	$ 0.18
Options expired	(2,326,099)	$ 0.19

Balance, December 31, 2004		$ 0.16
Options granted	1,825,000	$ 0.35
Options cancelled	0	N/A
Options exercised	(2,740,500)	$ 0.17
Options expired	(278,500)	$ 0.21

Balance, December 31, 2005		$ 0.19

At December 31, 2005 and 2004, the following stock options are outstanding.  The options entitle the holders to purchase the stated number of common shares at the exercise price per common share with the following expiry dates:

	Exercise	Number of Options
Expiry Date	Price	2005	2004

February 4, 2005	$ 0.19	0	565,000
February 4, 2006	$ 0.19	236,842	361,842
March 23, 2006	$ 0.15	0	25,000
June 9, 2006	$ 0.18	171,250	246,250
June 23, 2006	$ 0.13	20,000	50,000
July 7, 2006	$ 0.16	0	50,000
July 8, 2006	$ 0.18	37,500	37,500
July 13, 2006	$ 0.18	0	50,000
September 15, 2006	$ 0.18	65,000	70,000
October 28, 2006	$ 0.12	350,000	500,000
November 3, 2006	$ 0.16	4,885,000	5,200,000
March 12, 2007	$ 0.18	0	120,000
March 12, 2007	$ 0.18	0	880,000
April 28, 2007	$ 0.12	1,566,000	1,960,000
May 2, 2007	$ 0.16	900,000	900,000
May 18, 2007	$ 0.17	50,000	50,000
May 22, 2007	$ 0.17	50,000	50,000
June 1, 2007	$ 0.20	50,000	50,000
January 17, 2007	$ 0.20	370,000	0
February 8, 2007	$ 0.25	128,000	0
March 7, 2007	$ 0.44	387,000	0
May 16, 2007	$ 0.46	50,000	0
July 5, 2007	$ 0.46	430,000	0
August 2, 2007	$ 0.46	50,000	0
September 13, 2007	$ 0.38	100,000	0
November 3, 2007	$ 0.29	25,000	0
December 27, 2007	$ 0.38	50,000	0

Total stock options outstanding

Total stock options exercisable		7,220,405	2,812,648

The following summarizes the employees’, directors’, officers’ and consultants’ stock options that have been granted, exercised, or have expired during the three month period ended March 31, 2006:

Stock Options	Number of Stock Options	Exercise Price $

Balance beginning of period	9,971,592	0.12 to 0.46

Options granted	0	n/a
Options exercised	(357,592)	0.12 to 0.19
Options expired	(50,000)	0.19

Balance end of period	9,564,000	0.12 to 0.46

Item 10.A.6. History of Share Capital

There are no special voting rights attached to any of the Company’s issued and outstanding common shares which were all issued for cash or in the case of Finder’s Fees, or agent’s warrants or member sponsorship fees or broker’s compensation warrants for services rendered.

CAPITAL STOCK

At the Annual and Special General Meeting of the Company’s shareholders, which was held on June 30, 2005, the shareholders approved the deletion of the pre-existing Company Provisions in the Notice of Articles of the Company and, in substitution, the shareholders approved the adoption of a new form of Articles for the Company pursuant to The Business Corporations Act (British Columbia)(Exhibit 3.2* – Attached).  Furthermore, the shareholders approved the increase of the Company’s authorized capital stock to an unlimited number of common shares and an unlimited number of preferred shares, issuable in series, in each case without nominal or par value.

Authorized:

Preferred shares without par value – unlimited (none issued)

Common shares without par value – unlimited

The numbers of shares issued are as follows:

	Number		Contributed
Common shares	of Shares	Amount	Surplus

Balance, December 31, 2002	38,103,486	$12,400,607	$26,232
Exercise of stock options for cash	1,929,814	199,785
Reclassification of contributed
surplus on exercise of options	0	175,392	(175,392)
Private placements
Net proceeds	11,999,970	1,569,996	0
Stock-based compensation	0	0	528,457

Balance, December 31, 2003	52,033,270	14,345,780	379,297
Exercise of stock options for cash	2,375,408	424,318	0
Reclassification of contributed
surplus on exercise of options	0	251,003	(251,003)
Private placements
Net proceeds	15,450,000	2,278,000
Stock-based compensation	0	0	2,323,004

Balance, December 31, 2004	69,858,678	17,299,101	2,451,298
Exercise of stock options for cash	2,740,500	463,360	0
Exercise of warrants for cash	2,430,000	428,000
Reclassification of contributed
surplus on exercise of options	0	474,343	(474,343)
Private placements
Net proceeds	17,485,500	8,432,031	0
Stock-based compensation	0	0	329,399

Balance, December 31, 2005	92,514,678	$27,096,835	$2,306,354

Item 10.B. Memorandum and Articles of Association. This information has been reported previously. [Exhibit 3.1 - Incorporated by reference and Exhibit 3.2* – Attached.]

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

Subsequent to the year ended December 31, 2005, the Company and Bronx determined that it would be in their best interests if Bronx would sell its interest in the three card games Software to the Company.

Consequently, Bronx has entered into a Purchase and Novation Agreement with the Company whereby Bronx has agreed to sell all its right, title and interest in and to the three card games Software to the Company for a consideration of 6,670,000 fully paid and non-assessable common shares in the capital of the Company (the “Purchase and Novation Agreement”).  The Purchase and Novation Agreement is subject to the approval of the TSX Venture Exchange (“TSX”) and such approval from the TSX was received on April 28, 2006.  The closing of the transaction took place on May 5, 2006 and as a result, Las Vegas purchased Bronx’s 50% ownership interest and 40% revenue interest in the three card games Software for a consideration of 6,670,000 fully paid and non-assessable common shares in the capital of Las Vegas at a deemed price of $0.36 per share which are restricted from trading until May 1, 2007.

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

The following is based upon the current provisions of the Income Tax Act (Canada) (the "Tax Act") and regulations there under, the U.S. Internal Revenue Code of 1986 (the "Code") and regulations thereunder, the Canada-United States Income Tax Convention, 1980 (the "Convention"), the current administrative policies and practices published by Revenue Canada or by the U.S. Internal Revenue Service and all specific proposals to amend the Tax Act and regulations there under that have been publicly announced by the Minister of Finance (Canada) prior to the date hereof, and judicial decisions, all of which are subject to change.  The following does not take into account the tax laws of the various provinces or territories of Canada or the tax laws of the various state and local jurisdictions of the United States or foreign jurisdictions.

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

(iv)

Foreign currencies

The Company considers the Canadian dollar to be its functional currency and translates the results of foreign operations into Canadian currency using approximately the average exchange rate for the year.  The exchange rate may vary from time to time.  This risk is minimized to the extent that all non-Canadian source revenues and expenses are in US dollars.

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

Use of Proceeds from Offering

Not Applicable

ITEM 15. CONTROLS AND PROCEDURES

II.

Evaluation of internal controls

(a)

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES.  The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures [(as defined in Rules 13a-14(c) and 15d -14(c) under the Securities Exchange Act of 1934 (“Exchange Act”)] as of the end of the period covered by this Annual Report on Form 20-F.  Under the supervision and with the participations of our management, including the Chief Executive Officer and the Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report.  Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, except as discussed below, these disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by us in reports that we file under the Securities and Exchange Act of 1934 is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms.  It should be noted that in designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.  We have designed our disclosure controls and procedures to reach a level of reasonable assurance of achieving desired control objectives and, based on the evaluation described below, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective at reaching that level of reasonable assurance, except as discussed below.

In connection with the audit of our consolidated financial statements for the fiscal year ended December 31, 2005, our independent auditors informed us that they had discovered deficiencies in our internal control that in the aggregate constitute material weaknesses under standards established by the Public Company Accounting Oversight Board.  These deficiencies include lack of active collaboration and communication between the employees outside the accounting department whose work has an impact on the financial information and the accounting department and lack of timely reconciliations of various accounts.

Certain of these internal control weaknesses may also constitute deficiencies in the Company’s disclosure controls.  We have performed substantial additional procedures designed to ensure that these internal control deficiencies do not lead to material misstatements in our consolidated financial statements and to enable the completion of the independent auditor’s audit of our consolidated financial statements, notwithstanding the presence of such internal controls weaknesses.  We have initiated corrective actions to address these internal control deficiencies, and will continue to evaluate the effectiveness of our disclosure controls and procedures on an ongoing basis, taking corrective actions as appropriate.

(b)

CHANGES IN INTERNAL CONTROLS.  Please see Item 15 II (a) Evaluation of internal controls.

(Exhibits 31.1* and 31.2*- Attached)

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

16.B. Code of Ethics

On May 31, 2004, the Company’s Board of Directors adopted a Code of Ethics (the “Code”) for the Company’s Chief Executive Officer and Chief Financial Officer and its principal accounting officer or controller, or persons performing similar function (the “Senior Financial Officers”) to deter wrongdoing and promote honest and ethical conduct in the practice of financial management, full, fair, accurate, timely and understandable disclosure; and compliance with all applicable laws and regulations.  These Senior Financial Officers are expected to abide by this Code as well as by all of the Company’s other applicable business policies, standards and guidelines. (Exhibit 14.1 – Incorporated by reference)

The Code of Ethics can be accessed electronically at http://www.LVFH.com .

Item 16.C. Auditor’s Fees & Services

The aggregate fees charged to the Company by the external auditor in each of the last two fiscal years is as follows:

	FYE 2004	FYE 2005
Audit fees for the year ended	$31,500	$92,000
Audit related fees	$5,317	$1,861
Estimate of Audit related fees yet to be incurred	$0	$1,800(1)
Tax fees	$1,400(2)	$2,000(2)
All other fees (non-tax)	Nil	$13,400(3)
Total Fees:	$38,217	$111,061

(1)

This is an estimate for the US Auditors review of the Company's Annual Report on Form 20F.

(2)

These fees are for preparation and filing of the Company's tax return.

(3)

These fees are for the review of 2005 quarterly filings, compilation of forecasts,and research related to Scientific Research and Experimental Development (SR&ED) qualifications

The Audit Committee’s pre-approval policies and procedures: The Audit Committee has adopted procedures to pre-approve audit services and all non-audit services to be rendered by the Company’s external auditors. The Chairman of the Audit Committee has been delegated authority to pre-approve audit services up to a maximum cost of $25,000 and individual non-audit services up to a maximum cost of $10,000 per assignment.  All non-audit services that cost more than $10,000 per assignment must be pre-approved by the Audit Committee.  All amounts which exceed the authorized amounts require further approval from the Audit Committee.

ITEM 17.  FINANCIAL STATEMENTS

The Company’s Consolidated Audited Financial Statements for the year ended December 31, 2005 and 2004 together with the report of the auditors, Smythe Ratcliffe, Chartered Accountants, are filed as part of this annual report.  The Company's consolidated audited financial statements are stated in Canadian dollars (Cdn$) and are prepared in accordance with Canadian generally accepted accounting principles.

Report of Independent Registered Public Accounting Firm

Comment by Independent Auditors for United States Readers

on Canada/United States Reporting Conflict

Consolidated Balance Sheets as at December 31, 2005 and December 31, 2004

Consolidated Statements of Operations and Deficit for the years ended

December 31, 2005, 2004 and 2003

Consolidated Statements of Cash Flows for the years ended

December 31, 2005, 2004 and 2003

Notes to the Consolidated Financial Statements

pages –53-75

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

ITEM 19. EXHIBITS

1.1

Agency Agreement with Wellington West Capital Markets for a Private Placement Financing – April 21, 2005 [Incorporated by reference]; http://www.sec.gov/Archives/edgar/data/1061612/000094523405000486/o17221exv1w1.htm

3.1

Articles and Memorandum -

[Incorporated by reference - previously filed Form 20-F/A, (March 8, 1999)]

3.2*

New British Columbia Corporation’s Act Articles adopted at the AGM June 30 2005 (Attached)

10.1

License and Settlement Agreement dated February 17, 2005 [Incorporated by reference]; http://www.sec.gov/Archives/edgar/data/1061612/000094523405000486/o17221exv10w1.htm

10.2

Modification to “License and Settlement Agreement dated February 17, 2005” dated May 6th, 2005 [Incorporated by reference]; http://www.sec.gov/Archives/edgar/data/1061612/000094523405000486/o17221exv10w2.htm

10.3

Loan Agreement dated June 15, 2004 with International Interactive Ventures [Incorporated by reference]; http://www.sec.gov/Archives/edgar/data/1061612/000094523405000486/o17221exv10w3.htm

10.4

Letter Agreement dated February April 15, 2005 [Incorporated by reference]; http://www.sec.gov/Archives/edgar/data/1061612/000094523405000486/o17221exv10w4.htm

10.5

Net Revenue Sharing Agreement –

[Incorporated by reference – previously filed Form 20F/A (2003)]; http://www.sec.gov/Archives/edgar/data/1061612/000113717104000926/shareagreement.htm

10.6

Purchase/Sale Agreement for the Termination of the Net Revenue Sharing Agreement – (“Purchase Back Agreement”) [Incorporated by reference – previously filed Form 20F/A (2003)]; http://www.sec.gov/Archives/edgar/data/1061612/000113717104000926/purchaseagreement.htm

10.7

Indemnity Agreements with two Directors and an Officer -

[Incorporated by reference – previously filed on Form 20-F/A (2002)] http://www.sec.gov/Archives/edgar/data/1061612/000113717103000251/lvfh20fa2002.htm

10.8

Licensing Agreement Dated November 4, 2002 with Bronx Ventures Inc. –

[Incorporated by reference -previously filed on Form 20-F/A (2002)] http://www.sec.gov/Archives/edgar/data/1061612/000113717103000251/lvfh20fa2002.htm

10.9*

Management Services Agreement – July 1, 2005  - (Attached)

10.10

2003 Stock Option Plan - [Incorporated by reference – previously filed Form 20F/A (2003)]; http://www.sec.gov/Archives/edgar/data/1061612/000113717104000926/incentivestockoptionplan.htm

10.11

2004 Stock Option Plan – [Incorporated by reference – previously filed Form 20F/A (2003)]; http://www.sec.gov/Archives/edgar/data/1061612/000113717104000926/stockoptionplan.htm

10.12*

Purchase and Novation Agreement (Attached)

10.13*

2004 Amended Stock Option Plan – (Attached)

11.*

Statement explaining in reasonable detail how earnings/loss per share is calculated

14.1

Code of Ethics (May 31, 2004) – [Incorporated by reference – previously filed Form 20F/A (2003)]; http://www.sec.gov/Archives/edgar/data/1061612/000113717104000926/codeofethics.htm

20.3

The Information Circular & Management Proxy Material, 2006 – [Incorporated by reference – previously filed on Form 6K – May, 2006) http://www.sec.gov/Archives/edgar/data/1061612/000130901406000411/0001309014-06-000411-index.htm

21.*

List of the Company’s subsidiaries

31.1*

Sarbanes Oxley Act, S302 Certified by Bedo H. Kalpakian, Chairman & CFO

31.2*

Sarbanes Oxley Act, S302- Certified by Jacob H. Kalpakian, President & CEO

32.1*

Sarbanes Oxley Act S906 Certifications by Jacob H. Kalpakian, President & CEO and Bedo H. Kalpakian, Chairman & CFO

99.1*

Schedule I - Amounts Receivable (Payable) from Related Parties and Underwriters, Promoters and Employees other than Related Parties

99.2*

Schedules II & III – Property,Equipment and Software Development and Accumulated Depreciation, Depletion and Amortization of Property, Equipment and Software Development

99.3*

Schedule IV – Marketable Securities

* Filed herewith (Attached)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

LAS VEGAS FROM HOME.COM ENTERTANMENT INC.

“Bedo H. Kalpakian”

           _______________________________

           Bedo H. Kalpakian

           Chairman

Dated this 31st day of May, 2006

LAS VEGAS FROM HOME.COM

  ENTERTAINMENT INC.

Consolidated Financial Statements

December 31, 2005 and 2004

Index

Page

Report of Independent Registered Public Accounting Firm

49

Consolidated Financial Statements

Consolidated Balance Sheets

50

Consolidated Statements of Operations and Deficit

51

Consolidated Statements of Cash Flows

52

Notes to Consolidated Financial Statements

 53-75

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

We have audited the consolidated balance sheets of Las Vegas from Home.com Entertainment Inc. as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for the years ended December 31, 2005, 2004 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years ended December 31, 2005, 2004 and 2003 in accordance with Canadian generally accepted accounting principles.

“Smythe Ratcliffe” (signed)

Chartered Accountants

Vancouver, Canada

March 17, 2006

COMMENTS BY AUDITORS FOR US READERS ON CANADA-US REPORTING DIFFERENCES

In the United States, reporting standards of the Public Company Accounting Oversight Board for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going-concern, such as those described in note 1 to the financial statements. Our report to the shareholders dated March 17, 2006 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“Smythe Ratcliffe” (signed)

Chartered Accountants

Vancouver, Canada

March 17, 2006

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Consolidated Balance Sheets (note 1)

December 31

(Canadian Dollars)

	2005	2004
Assets

Current
Cash and term deposits	$8,408,620	$0
Marketable securities (note 6)	379,236	383
Accounts receivable (note 7)	1,801,274	1,198,731
Due from related parties (note 13(a))	4,740	376,087
Prepaids and security deposits	27,499	102,899

Equipment and Software Development (note 8)	2,198,239	904,747

Total Assets	$12,819,608	$2,682,847

Liabilities

Current
Cheques issued in excess of funds on deposit	$0	$20,717
Customer deposits, accounts payable and accrued liabilities
(note 9)	2,111,066	1,361,239
Other obligations (note 10)	0	516,008
Obligation under capital lease (note 11)	20,268	19,904
Due to related parties (note 13(b))	60,929	8,525

Obligation Under Capital Lease (note 11)	2,550	23,190

Total Liabilities	2,194,813	1,949,583

Stockholders' Equity
Capital Stock (note 12)	27,096,835	17,299,101
Subscription Received (note 12)	0	750,000
Contributed Surplus (note 12)	2,306,354	2,451,298
Deficit	(18,778,394)	(19,867,135)

	10,624,795	633,264

Total Liabilities and Stockholders' Equity	$12,819,608	$2,582,847

Commitments and Subsequent Events (notes 16 and 18)

“Bedo H, Kalpakian”	“Neil Spellman”
___________________ Director	_______________ Director
Bedo H. Kalpakian	Neil Spellman

See notes to consolidated financial statements.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Consolidated Statements of Operations and Deficit

Years Ended December 31

(Canadian Dollars)

	2005	2004	2003
			(note 4(f))

Revenues	$11,578,978	$1,980,918	$490,764
Interest Income	142,340	3,046	1,997
	11,721,318	1,983,964	492,761
Expenses
Advertising and promotion	5,229,260	1,236,938	771,813
Salaries and benefits	1,935,268	2,292,755	1,344,223
Transaction fees	814,964	0	0
Rent	362,410	289,269	255,702
Consulting and professional fees	340,641	991,950	227,138
Travel, meals and entertainment	339,973	172,233	163,834
Office	325,339	126,891	83,323
Management fees (note 13(c))	270,000	180,000	180,000
Bank charges, interest and foreign exchange
(recovery)	172,915	(17,840)	34,278
Legal, accounting and audit	151,199	78,661	133,947
Telephone	54,491	24,863	27,704
Donations	51,500	0	0
License fees	46,527	13,033	26,755
Regulatory and transfer agent fees	38,822	10,357	6,891
Commission fees	28,952	0	0
Shareholder communication	17,116	9,424	11,150
Technical consulting	0	2,600	59,701
Amortization	382,655	168,108	71,677
	10,562,032	5,579,242	3,398,136
Income (Loss) Before Other Items	1,159,286	(3,595,278)	(2,905,375)
Other Items
Gain on sale of equipment	0	0	435
Write-down of marketable securities	(167,927)	(39,301)	0
Gain (loss) on sale of investments	0	(42,011)	6,502
Gain (loss) on settlement of lawsuit (note 10)	97,382	(240,400)	0
Purchase of net revenue sharing (note 14)	0	(1,429,522)	889,663
	(70,545)	(1,751,234)	896,600
Net Income (Loss) for Year	1,088,741	(5,346,512)	(2,008,775)
Deficit, Beginning of Year (note 4(f))	(19,867,135)	(14,520,623)	(12,511,848)

Deficit, End of Year	$(18,778,394)	$(19,867,135)	$(14,520,623)

Basic Net Earnings (Loss) Per Common Share	$ 0.01	$ (0.09)	$ (0.05)
Diluted Earnings Per Share	$ 0.01	N/A	N/A

Weighted Average Number of Common Shares
Outstanding – Basic (note 12)	84,337,774	58,428,307	42,579,518

See notes to consolidated financial statements.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Consolidated Statements of Cash Flows

Years Ended December 31

(Canadian Dollars)

	2005	2004	2003
Operating Activities
Net income (loss)	$1,088,741	$(5,346,512)	$(2,008,775)
Items not involving cash
Amortization	382,655	168,108	71,677
Capitalization of deferred amortization
on software development	7,677	11,977	0
Stock-based compensation	329,399	2,323,004	528,457
Gain (loss) on sale of equipment and investments	0	42,011	(6,937)
Write-down of marketable securities	167,927	39,301	0
License fee from settlement	0	240,400	0
Gain (loss) on settlement of lawsuit	(97,382)	0	0
Operating Cash Flow	1,879,017	(2,521,711)	(1,415,578)
Changes in Non-Cash Working Capital
Accounts receivable	(602,543)	(1,024,338)	(85,282)
Prepaids and security deposits	75,400	(17,858)	(80,446)
Due from related party	371,347	(230,515)	(140,832)
Customer deposits, accounts payable and
accrued liabilities	847,209	955,631	77,518
Due to related parties	52,404	544	(94,138)
	743,817	(316,536)	(323,180)
Cash Provided by (Used in) Operating
Activities	2,622,834	(2,838,247)	(1,738,758)
Financing Activities
Common shares issued, net of issue costs	8,573,391	2,702,318	1,769,781
Subscriptions received	0	750,000	0
Other obligations	(516,008)	275,608	0
Capital lease payments	(20,276)	(14,282)	(8,403)
Cash Provided by Financing Activities	8,037,107	3,713,644	1,761,378
Investing Activities
Proceeds on sale of marketable securities	0	173,839	30,864
Purchase of marketable securities	(546,780)	(238,160)	(34,553)
Purchase of equipment	(704,245)	(168,514)	(41,525)
Additions to software development	(979,579)	(659,979)	0
Cash Used in Investing Activities	(2,230,604)	(892,814)	(45,214)
Inflow (Outflow) of Cash	8,429,337	(17,417)	(22,594)
Cash and Term Deposits (Cheques Issued in
Excess of Funds on Deposit), Beginning of
Year	(20,717)	(3,300)	19,294
Cash and Term Deposits (Cheques Issued in
Excess of Funds on Deposit), End of Year	$8,408,620	$(20,717)	$(3,300)
Supplementary Information
Interest paid	$6,864	$34,545	$21,496

See notes to consolidated financial statements.

1.

NATURE OF OPERATIONS AND GOING-CONCERN

These financial statements have been prepared on the basis of accounting principles applicable to a "going-concern", which assumes the Company will continue to be in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company and its wholly-owned Antiguan subsidiary, Action Poker Gaming Inc. (“Action”), are in the business of developing and marketing software for online multiplayer interactive card games.

During 2002, Action moved its operations from its location in Antigua to the facilities of Mohawk Internet Technologies Inc. ("Mohawk"), which acts as its hosting facility for its servers, located on the Kahnawake Mohawk Reserve ("Kahnawake") in Canada.

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

The Kahnawake Gaming Commission issued to Action an interactive gaming license to operate and exploit an Internet gaming facility, to be located at Mohawk. Action is the owner and operator of www.tigergaming.com, www.actionpoker.com, www.atlantisworldpoker.com, www.holycowpoker.com and www.pokerincanada.com.  Furthermore, Action hosts and operates other online poker websites on behalf of its licensees.

The gaming and entertainment operations are carried on by Action. The principal revenues of Action are from collecting rakes, licensing fees and royalties. Action operates mainly as an Internet host of card games and collects a fee as host (rake).

During 2005, Action has licensed from an arm’s length third party an online Casino Software (”Online Casino”), which is operated by Action under the URL www.playvegasfromhome.com.

Although management believes that the conduct of Internet gaming related activities by Action represents a lawful business, there is the risk that the legality of the Internet gaming related activities could be challenged by Canadian or other legal authorities.  If the legality of the Internet gaming related activities is challenged and the challenge is sustained, it may have a material adverse impact on the financial affairs of the Company.

Prior to the current fiscal year, the Company incurred significant operating losses in previous fiscal years. Management’s efforts are directed at increasing revenues and pursuing opportunities of merit for the Company.

These financial statements do not reflect adjustments that would be necessary if the "going- concern" assumption were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions and events, which raise doubts about the validity of the "going-concern" assumption used in preparing these financial statements.

If the "going-concern" assumption were not appropriate for these financial statements then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

2.

BASIS OF PRESENTATION

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and all amounts are expressed in Canadian dollars.  As described in note 17, these principles differ in certain respects from those that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States of America.

3.

COMPARATIVE FIGURES

Certain prior year amounts have been restated to be comparative to the current year’s presentation.

4.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Principles of consolidation

These consolidated financial statements include the accounts of Las Vegas from Home.com Entertainment Inc. (Canada) and its wholly-owned subsidiaries, Action Poker Gaming Inc. (Antigua), Action Commerce Limited (United Kingdom), APG Enterprises Limited (Cyprus) and APG Enterprises (Armenia).  The Company’s inactive subsidiaries, Tiger Ventures Corp. and Georgia Enterprises Corp., both of which were Panamanian companies, were dissolved during the year.  All intercompany balances and transactions have been eliminated.

(b)

Cash and term deposits

Cash and term deposits consist of cash on hand and term deposits with maturities of less than one year at the date of acquisition.

(c)

Marketable securities

Marketable securities are valued at the lower of cost and market at the balance sheet date.

(d)

Amortization

Amortization of software and development costs and equipment is calculated on the following bases and annual rates:

Software and development costs

- 5 years straight-line

Computer equipment

- 30% declining-balance

Automobile

- 30% declining-balance

Office furniture

- 20% declining-balance

4.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)

Software development costs

Research costs are expensed as incurred.  Costs related to the development of software are expensed as incurred unless such costs meet the criteria for deferral and amortization under Canadian generally accepted accounting principles.  The criteria include identifiable costs attributable to a clearly defined product, the establishment of technical feasibility, identification of a market for the software, the Company’s intent to market the software, and the existence of adequate resources to complete the project.  Software development costs are amortized over an estimated useful life of five years or prorated over its expected revenue stream whichever is higher, commencing in the year when commercial sales of the products commence.  Capitalized software development is evaluated in each reporting period to determine whether it continues to meet the criteria for continued deferral and amortization.

(f)

Stock-based compensation plans

Effective January 2004, the Company adopted the requirements of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, which requires an expense to be recognized in the financial statements for all forms of stock-based compensation including stock options.  Previously, the Company did not record any compensation cost on the granting of stock options, as the exercise price was equal to or greater than the market price at the date of the grants.  Options granted are accounted for using the fair value method where compensation expense is calculated using the Black-Scholes option pricing model.

As a result of this change in accounting, the 2004 opening deficit was restated on a retroactive basis to show the effect of compensation expense associated with stock option grants in 2003 of $214,024 and $83,051 in 2002.  Accordingly, contributed surplus was increased by $297,075 in 2004.

(g)

Revenue recognition

The Company recognizes revenues from licensees and customers on an accrual basis according to the terms and conditions of each individual license agreement.  Allowances for non-collection of revenues are made when collectibility becomes uncertain.

Each license agreement generates a minimum of two or a maximum of three different types of revenue.

Recognition of revenue for each type of revenue is as follows:

(i)

License fees for all licensees

License fees are one-time non-refundable fees, which are for entering into the license agreements.  License fees are recognized when received.

(ii)

Rake percentage from licensees

Rake revenue earned by the Company is based on negotiated percentages of gross rake revenue as specified in the agreements with licensees, which vary from agreement to agreement.  The Company recognizes its percentage of rake revenue at the end of the month based on the rake collected on behalf of the licensees; the balance is then paid out to the licensees in the subsequent month.

4.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g)

Revenue recognition (Continued)

(iii)

Administration fees

Administration fees revenue earned by the Company is based on negotiated percentages as specified in the agreements with certain licensees, which vary from agreement to agreement.  The fees charged are for administrative services provided by the Company.  The Company recognizes these fees as a percentage of the rake collected on behalf of each licensee on a monthly basis.

(iv)

Rake revenue

Rake revenue from customers coming through the Company’s own websites is collected when a player joins a table, and is non-refundable.  As such, revenue is recognized when a player joins a table.

(v)

The Company has an agreement with Bronx Ventures Inc. (“Bronx”), a related party whereby Bronx receives 40% of the revenue from certain card games (note 13(c)(iv)).  Las Vegas reduces its revenue by these amounts.

(vi)

The Company recognizes revenues/losses from its Online Casino once a player loses or wins the wager.

(h)

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

(i)

Foreign currency translation

The Company’s functional currency is the Canadian dollar; therefore, amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)

Monetary assets, liabilities and long-term monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;

(ii)

Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)

Revenues and expenses (excluding amortization, which is translated at the same rate as the related asset), at the rates in effect at the time of the transaction.

Gains and losses arising from this translation of foreign currency are included in net income.

4.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j)

Earnings (loss) per share

Earnings (loss) per share is calculated using the weighted average number of shares outstanding during the year.

Diluted earnings per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares.  The treasury stock method is used to determine the dilutive effect of stock options and other instruments.  The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rates.  Stock options and warrants that are anti-dilutive are not included in the calculation.

The dilutive effect of options and warrants was not reflected in loss per share for 2004 and 2003 as the effect would have been anti-dilutive.

(k)

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

(l)

Player deposits

Player deposits are included in the Company’s accounts payables and represent funds deposited by the players.

(m)

Consolidation of variable interest entities

The Company has adopted Accounting Guideline 15, “Consolidation of Variable Interest Entities”, issued by the CICA for annual and interim periods beginning on or after November 1, 2004.  This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests.  The adoption of this guideline did not have any impact on the Company’s consolidated financial statements.

(n)

Intangible assets

The Company has registered and regularly renews several hundred domain names.  These amounts are insignificant and are expensed when incurred.

5.

FINANCIAL INSTRUMENTS

(a)

Fair value

The carrying values of cash and term deposits, marketable securities, accounts receivable, cheques issued in excess of funds on deposit, customers deposits, accounts payable and accrued liabilities, amounts due to and from related parties, and obligation under capital lease approximate their fair values because of the short maturity of these financial instruments.

(b)

Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities.

(c)

Credit risk

The Company is exposed to credit risk with respect to its accounts receivable; however, risk on accounts receivable is minimal as receivables are from major Internet payment processors.

(d)

Foreign currencies

The Company considers the Canadian dollar to be its functional currency and translates the results of foreign operations into Canadian currency using approximately the average exchange rate for the year.  The exchange rate may vary from time to time.  This risk is minimized to the extent that all non-Canadian source revenues and expenses are in US dollars.

(e)

Market risk

The Company is exposed to market risk with respect to marketable securities from adverse fluctuations in their market value and in the event the marketable securities are de-listed from public trading.

6.

MARKETABLE SECURITIES

	2005	2004

Marketable securities (market value - $379,236; 2004 - $520)	$379,236	$383

7.

ACCOUNTS RECEIVABLE

Accounts receivable is comprised of the following:

	2005	2004

Due from payment processors	$1,532,292	$1,136,366
Due from licensees	121,054	27,168
Accounts receivable	117,690	35,197
Security deposits	30,238	0

	$1,801,274	$1,198,731

8.

EQUIPMENT AND SOFTWARE DEVELOPMENT

	2005
		Accumulated
	Cost	Amortization	Net

Software and development costs	$2,216,060	$457,591	$1,758,469
Computer equipment	589,101	194,048	395,053
Automobile	11,420	1,929	9,491
Office furniture	7,353	719	6,634
Computer equipment under capital lease	64,320	35,728	28,592

	$2,888,254	$690,015	$2,198,239

	2004
		Accumulated
	Cost	Amortization	Net

Software and development costs	$840,880	$174,538	$666,342
Computer equipment	298,941	101,381	197,560
Computer equipment under capital lease	64,320	23,475	40,845

	$1,204,141	$299,394	$904,747

During 2000, the Company helped develop and acquired, subject to a Source Code Escrow Agreement, ownership interest in certain software for multi-player interactive games.  The software was at a stage where it could be played for fun money when various disputes arose between the Company and the software developer during 2001.  As a result, the development of the software was halted.  During 2001, the Company wrote-down the software by $156,724 and, during 2002, the Company wrote-off the remaining $166,023.  The Company commenced legal action against the software developer seeking repayment of a promissory note due to the Company for $25,000 plus interest.  Subsequently, the Company and two directors were named defendants in a counterclaim for damages totalling $307,944.  On July 25, 2003, the parties to these lawsuits settled all their differences by entering into an amicable out-of-court settlement and, as a result, these lawsuits were dismissed by consent.

The capitalized software and development costs are for the continuous and on-going process of developing the Company’s on-line gaming software.  This would include improving the functionality of the gaming software, enhancing the gaming software by adding new games and/or features, increasing the player capacity of the gaming software and modifying the gaming software to meet certain requirements.

During 2001, the Company commenced developing its own multi-player interactive card games software.  The amount of $180,901 has been capitalized under software and development costs.  Amortization commenced in 2002 as the software was commercially released during the year.  During 2004 and 2005, additional amounts of $659,979 (Salaries - $571,600, Other - $88,379) and $979,579 (Salaries - $964,745, Other - $14,834), respectively, were capitalized as software development costs.

9.

CUSTOMER DEPOSITS, ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Customer deposits, accounts payable and accrued liabilities are comprised of the following:

	2005	2004

Customer deposits	$1,806,436	$571,345
Accounts payable and accrued liabilities	172,139	661,217
Payable to licensees	132,491	128,677

	$2,111,066	$1,361,239

10.

OTHER OBLIGATIONS

Other obligations are comprised of the following:

	2005	2004

Loan from International Interactive Ventures (“Interactive”)	$0	$275,608
License fee from settlement	0	240,400

	$0	$516,008

Pursuant to a loan agreement, the loan from Interactive of US $250,000 (Cdn $275,608) was obtained in June 2004, and was payable in monthly installments equal to 5% of Action’s revenues for the first twelve months and 10% of Action’s revenues thereafter until the repayment of the loan.  The entire amount was fully repaid by the Company on March 15, 2005.  In lieu of interest, the Company was obliged to make monthly bonus payments to Interactive equal to 5% of Action’s revenues for a period of twelve months.  Bonus payments totalling US $20,709 were made up to October 2004.  On April 15, 2005, as consideration for the early repayment of the loan by the Company, Interactive cancelled the loan agreement and has forever forgiven all outstanding and future bonus payments that were payable pursuant to the loan agreement.

The license fee from settlement of US $200,000 (Cdn $240,400) was the maximum amount of a series of royalty payments that were payable to an arm’s length third party (the “Third Party”) as follows:

(a)

four equal installments of US $25,000 until November 2, 2005;

(b)

quarterly payments of US $10,000 for every US $1,000,000 of Las Vegas’ cumulative rake income commencing January 1, 2005 for up to US $5,000,000 of Las Vegas’ cumulative rake revenues; and

(c)

a single payment of US $50,000 for the first subsequent US $5,000,000 of Las Vegas’ cumulative rake revenues after the above-mentioned US $5,000,000 would have been reached.

On May 6, 2005, the Company and the Third Party entered into a modification to “License and Settlement Agreement” of February 17, 2005, whereby the Company paid one final payment of US $90,000 as full and final settlement, and complete release of all the Company’s royalty obligations.  As a result, the Company recorded a gain of Cdn $97,382 in its statement of operations and deficit for the year ended December 31, 2005.

Prior to May 6, 2005, the Company had paid US $25,000 to the Third Party.

11.

OBLIGATION UNDER CAPITAL LEASE

The following is the schedule of future minimum lease payments under capital lease:

	2005	2004

2005	$0	$27,056
2006	22,811	23,947
2007	2,556	2,556

Total minimum lease payments	25,367	53,559
Less: Amount representing interest and executory costs	2,549	10,465

Present value of net minimum lease payments	22,818	43,094
Less: Current portion	20,268	19,904

Obligation under capital lease	$2,550	$23,190

12.

CAPITAL STOCK

At the Annual and Special General Meeting of the Company’s shareholders, which was held on June 30, 2005, the shareholders approved the deletion of the pre-existing Company Provisions in the Notice of Articles of the Company and, in substitution, the shareholders approved the adoption of a new form of Articles for the Company pursuant to The Business Corporations Act (British Columbia).  Furthermore, the shareholders approved the increase of the Company’s authorized capital stock to an unlimited number of common shares and an unlimited number of preferred shares, issuable in series, in each case without nominal or par value.

(a)

Authorized

  Preferred shares without par value – unlimited (none issued)

  Common shares without par value - unlimited

12.

CAPITAL STOCK (Continued)

(b)

Issued

The number of shares issued are as follows:

	Number		Contributed
Common shares	of Shares	Amount	Surplus

Balance, December 31, 2002	38,103,486	$12,400,607	$26,232
Exercise of stock options for cash	1,929,814	199,785
Reclassification of contributed
surplus on exercise of options	0	175,392	(175,392)
Private placements
Net proceeds	11,999,970	1,569,996	0
Stock-based compensation	0	0	528,457

Balance, December 31, 2003	52,033,270	14,345,780	379,297
Exercise of stock options for cash	2,375,408	424,318	0
Reclassification of contributed
surplus on exercise of options	0	251,003	(251,003)
Private placements
Net proceeds	15,450,000	2,278,000
Stock-based compensation	0	0	2,323,004

Balance, December 31, 2004	69,858,678	17,299,101	2,451,298
Exercise of stock options for cash	2,740,500	463,360	0
Exercise of warrants for cash	2,430,000	428,000
Reclassification of contributed
surplus on exercise of options	0	474,343	(474,343)
Private placements
Net proceeds	17,485,500	8,432,031	0
Stock-based compensation	0	0	329,399

Balance, December 31, 2005	92,514,678	$27,096,835	$2,306,354

The Company entered into an agreement on April 20, 2005, with a syndicate of underwriters led by Wellington West Capital Markets Inc. and CIBC World Markets Inc. and including GMP Securities Ltd. and Sprott Securities Inc. (collectively the “Underwriters”) for a "bought-deal" underwritten private placement of subscription receipts (the "Brokered Offering").  The Brokered Offering closed on May 13, 2005, and on June 30, 2005, at the Company’s Annual and Special General Meeting, the Company’s shareholders approved the increase of the authorized capital stock of the Company to an unlimited number of common shares and an unlimited number of preferred shares, in each case without nominal or par value.  As a result, the Company issued 12,485,500 common shares and 6,242,750 share purchase warrants to various investors for net proceeds of $7,487,689.  Each whole warrant is exercisable for $1 into one common share.  The Company paid the Underwriters an aggregate cash commission

12.

CAPITAL STOCK (Continued)

(b)

Issued (Continued)

of $547,801 and issued a total of 842,771 Broker’s Compensation Warrants (the “Compensation Warrants”), which are exercisable into units at $0.65 per unit.  Each unit consists of one common share in the capital of the Company and one-half of one share purchase warrant.  One whole share purchase warrant is required to purchase one additional common share at $1 per share for a period of two years.  All share purchase warrants expire on May 13, 2007.  The shares, share purchase warrants and compensation warrants, which were issued by the Company on July 13, 2005, had hold periods that expired on September 14, 2005, at which time, the share purchase warrants commenced trading on the TSX Venture Exchange (“TSX”) under the symbol “LVH.WT”.

During 2004, the Company closed private placements with Bronx, a related company, for a total of 4,000,000 common shares at prices of $0.30 and $0.32 per common share for net proceeds of $1,225,000.

The Company closed brokered and non-brokered private placements dated October 25, 2004 with various investors and two directors for a total of 11,450,000 units at $0.10 per unit consisting of one common share and one-half of one warrant for net proceeds of $1,053,000.  A 10% cash commission of $92,000 and 920,000 broker warrants were issued to the agent in relation to the brokered private placement. Each whole warrant is exercisable at $0.20 per common share for a period of 24 months.

On December 13, 2004, the Company entered into non-brokered private placements to issue 5,000,000 units at $0.20 per unit, each unit consisting of one common share and one-half of one share purchase warrant.  Each whole warrant entitles the holder to purchase one common share at $0.25 per common share for a period of 24 months up to January 7, 2007.

As of December 31, 2004, the Company received subscriptions of $750,000 for 3,700,000 of the 5,000,000 above-mentioned units, which had not yet been issued.  As of January 7, 2005, all 5,000,000 units were issued.

(c)

Warrants

During the year ended December 31, 2005, the Company issued 2,430,000 common shares of the Company to various warrant holders as a result of the exercising of warrants at prices ranging from $0.10 to $0.25 per common share for total proceeds to the Company of $428,000.

12.

CAPITAL STOCK (Continued)

(c)

Warrants (Continued)

The following summarizes the warrants that have been granted, exercised, cancelled or expired during the years ended December 31, 2005 and 2004:

		Weighted
		Average
	Number	Exercise
	of Warrants	Price

Balance, December 31, 2003	1,688,000	$ 0.70
Granted	6,645,000	$ 0.19
Expired	(1,688,000)	$ 0.70

Balance, December 31, 2004		$ 0.19
Granted	8,742,750	$ 0.82
Exercised	(2,430,000)	$ 0.19

Balance, December 31, 2005	12,957,750	$ 0.59

At December 31, 2005 and 2004, the following warrants are exercisable and outstanding.  Each warrant entitles the holder to purchase one common share of the Company at the exercise price per common share with the following expiry dates:

	Exercise	Number of Warrants
Expiry Date	Price	2005	2004

October 31, 2006	$ 0.20	3,775,000	4,600,000
October 31, 2006	$ 0.10	90,000	920,000
November 8, 2006	$ 0.20	850,000	1,125,000
January 7, 2007	$ 0.25	2,000,000	0
May 13, 2007	$ 1.00	6,242,750	0

Total warrants outstanding and
exercisable	$ 0.10 to $ 1.00	12,957,750	6,645,000

(d)

Stock options

From time to time the Company grants stock options to employees, officers, directors and consultants pursuant to the rules and regulations of the TSX.

12.

CAPITAL STOCK (Continued)

(d)

Stock options (Continued)

During 2002, the Company adopted an incentive stock option plan (the “2002 Plan”) under which the Company may issue 3,810,349 stock options to acquire common shares in the capital of the Company as an incentive to officers, directors, employees and consultants who can contribute to the success of the Company.  The 2002 Plan has received TSX approval.  In addition to the 2002 Plan, the Company’s shareholders adopted and approved the Company’s 2003 Stock Option Plan (the “2003 Plan”) under which the Company may reserve up to 10% of its issued and outstanding capital stock for issuance under the Company’s stock option plan on a “rolling” basis, meaning the 10% limit is calculated from time to time whenever an option is granted and is based on the number of the then issued and outstanding common shares.  The 2003 Plan has received TSX approval.

During 2004, the Company’s shareholders adopted and approved the Company’s 2004 Stock Option Plan (the “2004 Plan”) that replaces the Company’s aforementioned 2002 and 2003 Stock Option Plans.  The 2004 Plan, which has received the approval of the TSX, reserved 11,290,154 common shares for issuance representing 20% of the Company’s issued and outstanding common shares on April 12, 2004.  At the Annual and Special General Meeting of the Company’s shareholders, which was held on June 30, 2005, the shareholders approved the amendment to the Company’s 2004 Plan by increasing the maximum number of common shares that may be reserved for issuance pursuant to the Stock Option Plan to 15,866,936 common shares (the “Company’s Amended 2004 Stock Option Plan”).  Pursuant to the Company’s Amended 2004 Stock Option Plan that has received TSX approval, the Company grants stock options to employees, directors, officers and consultants.  During the year ended December 31, 2005, the Company issued 2,740,500 common shares of the Company to directors, employees and consultants as a result of exercising stock options at prices ranging from $0.12 to $0.20 per common share for total proceeds to the Company of $463,360.

The following summarizes the officer, director, employee and consultant stock options that have been granted, exercised, cancelled and expired during the years ended December 31, 2005 and 2004.  The options vest 25% on grant and thereafter 25% every six months.

	Number	Weighted Average
	of Options	Exercise Price

Balance, December 31, 2003	2,938,349	$ 0.18
Options granted	13,310,000	$ 0.16
Options cancelled	(381,250)	$ 0.18
Options exercised	(2,375,408)	$ 0.18
Options expired	(2,326,099)	$ 0.19

Balance, December 31, 2004	11,165,592	$ 0.16
Options granted	1,825,000	$ 0.35
Options cancelled	0	N/A
Options exercised	(2,740,500)	$ 0.17
Options expired	(278,500)	$ 0.21

Balance, December 31, 2005	9,971,592	$ 0.19

12.

CAPITAL STOCK (Continued)

(d)

Stock options (Continued)

At December 31, 2005 and 2004, the following stock options are outstanding.  The options entitle the holders to purchase the stated number of common shares at the exercise price per common share with the following expiry dates:

	Exercise	Number of Options
Expiry Date	Price	2005	2004

February 4, 2005	$ 0.19	0	565,000
February 4, 2006	$ 0.19	236,842	361,842
March 23, 2006	$ 0.15	0	25,000
June 9, 2006	$ 0.18	171,250	246,250
June 23, 2006	$ 0.13	20,000	50,000
July 7, 2006	$ 0.16	0	50,000
July 8, 2006	$ 0.18	37,500	37,500
July 13, 2006	$ 0.18	0	50,000
September 15, 2006	$ 0.18	65,000	70,000
October 28, 2006	$ 0.12	350,000	500,000
November 3, 2006	$ 0.16	4,885,000	5,200,000
March 12, 2007	$ 0.18	0	120,000
March 12, 2007	$ 0.18	0	880,000
April 28, 2007	$ 0.12	1,566,000	1,960,000
May 2, 2007	$ 0.16	900,000	900,000
May 18, 2007	$ 0.17	50,000	50,000
May 22, 2007	$ 0.17	50,000	50,000
June 1, 2007	$ 0.20	50,000	50,000
January 17, 2007	$ 0.20	370,000	0
February 8, 2007	$ 0.25	128,000	0
March 7, 2007	$ 0.44	387,000	0
May 16, 2007	$ 0.46	50,000	0
July 5, 2007	$ 0.46	430,000	0
August 2, 2007	$ 0.46	50,000	0
September 13, 2007	$ 0.38	100,000	0
November 3, 2007	$ 0.29	25,000	0
December 27, 2007	$ 0.38	50,000	0

Total stock options outstanding		9,971,592	11,165,592

Total stock options exercisable		7,220,405	2,812,648

12.

CAPITAL STOCK (Continued)

(e)

Stock option compensation

The Company applies the fair value method using the Black-Scholes option pricing model in accounting for its stock options granted.  Accordingly, compensation expense of $146,963 (2004 - $1,489,526; 2003 - $357,152) was recognized as salaries expense, and $182,436 (2004 - $833,478; 2003 - $171,305) was recognized as consulting expense in 2005.  These amounts are credited to contributed surplus and then subsequently transferred to capital stock on exercise of the options.

The fair value of each option grant was calculated using the following weighted average assumptions:

	2005	2004
Expected life (years)	2	1 to 3
Interest rate	3.00%	3.00%
Volatility	186.43%	145.97%
Dividend yield	0.00%	0.00%

(f)

Earnings (loss) per share

	2005	2004	2003
Weighted average number of shares outstanding - Basic	84,337,774	58,428,307	42,579,518
Pro-rated dilutive warrants	6,823,654	N/A	N/A
Pro-rated dilutive options	4,217,485	N/A	N/A

Weighted average number of shares outstanding - Diluted		58,428,307	42,579,518

13.

RELATED PARTY TRANSACTIONS

(a)

Due from related parties

	2005	2004
Bronx Ventures Inc.	$0	$371,347
Loan receivable from a director on demand with no interest	4,740	4,740

	$4,470	$376,087

(b)

Due to related parties

	2005	2004

Bronx Ventures Inc.	$59,345	$0
Directors	1,584	8,525

	$60,929	$8,525

13.

RELATED PARTY TRANSACTIONS (Continued)

(b)

Due to related parties (Continued)

The Company shares office space and certain expenses with Bronx, a company related by common management, officers and certain directors.  Prior to August 2001, Bronx charged the Company for its proportionate share of office rent, payroll expenses and other expenses.  Subsequent to August 2001, rent for the office premises is paid by the Company and Bronx is charged for its proportionate share.

The current year amount due to Bronx is payable on demand with no interest.  The prior year amount due from Bronx was due on demand with certain amounts bearing interest at prime plus 1%.

Amounts payable to directors are for expenses incurred on behalf of the Company and are payable on demand with no interest.

(c)

Related party transactions are measured at the exchange amount and comprised of the following:

(i)

interest paid to directors in the amount of $0 (2004 - $2,419; 2003 - $3,433);

(ii)

management fees paid to a company related by common management and directors in the amount of $270,000 (2004 - $180,000; 2003 - $180,000);

(iii)

interest income received from Bronx for loans in the amount of $0 (2004 - $513; 2003 - $1,740); and

(iv)

the Company paid $484,804 (2004 - $292,372; 2003 - $100,951) to Bronx for its share of revenues generated from its investment in the “3” card games software.

(d)

Due to/from related parties is comprised of:

(i)

rent received from Bronx for shared offices in the amount of $6,000 (2004 - $6,032; 2003 - $7,090);

(ii)

reimbursed Bronx for payroll in the amount of $205,608 (2004 - $185,450; 2003 - $155,796);

(iii)

reimbursed Bronx for other office expenses in the amount of $1,455 (2004 - $14,139; 2003 - $29,629); and

(iv)

interest was charged for funds loaned to the Company by Bronx in the amount of $0 (2004 - $378; 2003 - $1,387).

14.

PURCHASE OF NET REVENUE SHARING

In June 2003, Action entered into an agreement with Atlantis Casino (“Atlantis”) whereby Atlantis purchased a 35% interest in Action’s monthly net revenues for US $1,000,000 of which the portion received was included in other items of the consolidated statements of operations and deficit.

During 2004, the parties entered into an agreement (the “Purchase Back Agreement”) whereby Action purchased back the 35% interest in Action’s monthly net revenues from Atlantis for US $1,000,000, which was fully paid as of March 8, 2005.  The Company and Action have no further obligations whatsoever to Atlantis.

15.

INCOME TAXES

	2005	2004
Future income tax assets
Excess of undepreciated capital cost over net book
value of fixed assets	$211,000	$85,000
Excess of marketable securities tax value over
carrying value	60,000	0
Share issuance costs tax value	214,000	0
Excess of unused exploration expenditures for
Canadian tax purposes over net book value	96,000	102,000
Non-capital loss carry-forwards for Canadian income
tax purposes	2,328,000	2,996,000
Capital losses	349,000	372,000

	3,258,000	3,555,000
Valuation allowance for future income tax assets	(3,258,000)	(3,555,000)

	$0	$0

The valuation allowance reflects the Company's estimate that the tax assets will likely not be realized and consequently have not been recorded in these financial statements.

For Canadian income tax purposes, the Company has exploration and development expenses of $269,000, which can be carried forward indefinitely.

The Company has net capital losses for income tax purposes of $979,000 that can be carried forward indefinitely.

15.

INCOME TAXES (Continued)

The Company has available non-capital losses of $6,534,000 that may be carried forward to apply against future income for Canadian tax purposes.  The losses expire as follows:

2007	$626,000
2008	1,049,000
2009	1,578,000
2010	2,316,000
2014	965,000
$6,534,000

The benefit of these losses has not been recorded in these financial statements.

Future income tax assets and liabilities are recognized for temporary differences between the carrying amounts of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax expense is:

	2005	2004

Income tax expense (benefit) computed at Canadian statutory rates	$388,000	$(2,032,000)
Amortization in excess of capital cost allowance	128,000	57,000
Non-deductible write-down of marketable securities	60,000	15,000
Share issuance and financing costs	(66,000)	(30,000)
Lawsuit settlement	(86,000)	91,000
Other	2,000	33,000
Non-deductible stock-based compensation	118,000	883,000
Differences attributable to income taxes of other countries	(64,000)	616,000
Unrecognized (utilized) tax losses	(480,000)	367,000
	$0	$0

16.

COMMITMENTS

Pursuant to agreements entered into with various parties, Action is required to make the following payments:

(a)

Interactive gaming license

Annual license fee of US $10,000.

(b)

Kahnawake server park rent

Monthly user fee of US $10,000.

(c)

Financial transaction fees

Minimum monthly fee of US $2,000 for credit card transactions, plus bank surcharges and other charges or fees imposed by banks or clearing houses for handling credit card transactions.

(d)

Casino software licensing fees

License fee calculated based on monthly casino results on a sliding scale basis.  Monthly hosting and support fee of US $2,660.

17.

DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES

(a)

Recent US accounting pronouncements

(i)

FAS 153, “Exchanges of Non-Monetary Assets”.  The provisions of this statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.  Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after December 16, 2004.  The provisions of this statement should be applied prospectively.  There is no impact on the Company’s financial statements.

(ii)

In March 2005, Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 47 (“FIN 47”), “Accounting for Conditional Asset Retirement Obligations”.  FIN 47 clarifies that the term “Conditional Asset Retirement Obligation” as used in FASB Statement No. 143, “Accounting for Asset Retirement Obligations”, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity.  Accordingly, an entity is required to recognize a liability for the fair value of a Conditional Asset Retirement Obligation, if the fair value of the liability can be reasonably estimated.  FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005.  Management does not believe the adoption of FIN 47 will have a material affect on the Company’s financial position, results of operations or cash flows.

17.

DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES (Continued)

(a)

Recent US accounting pronouncements (Continued)

(iii)

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS No. 154”), which replaced Accounting Principles Board Opinion No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”.  SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principles.  It requires retrospective application to prior periods’ financial statements of changes in accounting principles, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change.  This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.  The impact of the Company’s operations will depend on future accounting pronouncements or changes in accounting principles.

(iv)

FIN 46(R), “Consolidation of Variable Interest Entities”, applies at different dates to different types of enterprises and entities, and special provisions apply to enterprises that have fully or partially applied Interpretation 46 prior to issuance of Interpretation 46(R).  Application of Interpretation 46 or Interpretation 46(R) is required in financial statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special purpose entities for periods ending after December 15, 2003.  Application by public entities (other than small business issuers) for all other types of entities is required in financial statements for periods ending after March 15, 2004.  Application by small business issuers to entities other than special purpose entities and by non-public entities to all types of entities is required at various dates in 2004 and 2005.  In some instances, enterprises have the option of applying or continuing to apply Interpretation 46 for a short period of time before applying Interpretation 46(R).  There is no impact on the Company’s financial statements.

(v)

In 2004, FASB issued a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation”.  This statement supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and its related implementation guidance.  This revised pronouncement requires that all stock options and warrants be accounted for using the fair value method.  This pronouncement had no impact on the Company, as the Company accounts for all options using the fair value method, under Canadian GAAP.

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

17.

DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES (Continued)

(b)

(Continued)

Under US GAAP, the accounting treatment would differ as follows:

(i)

Marketable securities are recorded at fair market value.  The value recorded under Canadian GAAP is the lower of cost and market.

For US GAAP purposes, unrealized gains and losses on marketable securities, which are classified as trading securities, are recognized in earnings in the period they occur.  For Canadian GAAP, gains and losses are only recognized in the income statements when realized.

(ii)

Under US GAAP, comprehensive income must be reported, which is defined as all changes in equity other than those resulting from investments by owners and distributions to owners.

Other comprehensive income includes the unrealized holding gains and losses on the available-for-sale securities.

(iii)

Under Canadian GAAP, the Company did not meet the criteria to adopt prospectively the fair value method of accounting for stock-based compensation, and therefore, had to adopt the change retroactively.  Under US GAAP, the Company has the option to adopt the change either prospectively or retroactively.  For US GAAP, the Company adopted the change, prospectively.

	2005	2004	2003

Total Assets for Canadian GAAP	$ 12,819,608	$ 2,582,847	$ 661,035
Adjustments increasing total assets
Add: Unrealized gain on marketable securities recorded at cost for Canadian GAAP purposes and at fair value for US GAAP purposes	0	135	5,783

Total Assets for US GAAP	$12,819,608	$ 2,582,982	$666,818

Total Liabilities for Canadian GAAP	$ 2,194,813	$ 1,949,583	$ 456,581
Adjustments increasing total liabilities	0	0	0

Total Liabilities for US GAAP	2,194,813	1,949,583	456,581

Total Equity for Canadian GAAP	10,624,795	633,264	204,454
Accumulated adjustment for marketable
securities	135	5,783	0
Current change in marketable securities	(135)	(5,648)	5,783

Total Equity for US GAAP	10,624,795	633,399	210,237

Total Liabilities and Equity for US GAAP	$ 12,819,608	$2,582,982	$666,818

17.

DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES (Continued)

(b)

(Continued)

(iii)

(Continued)

	2005	2004	2003

Total Income (Loss) for Canadian GAAP	$ 1,088,741	$ (5,346,512)	$ (2,008,775)
Adjustments increase (decreasing)
total net income (loss)
Adopt fair value for stock-based
compensation prospectively
under US GAAP	0	0	214,024
Unrealized gain on marketable
securities	0	135	5,783
Reversal of gains reported in
prior years’ US income and
current year Canadian income	(135)	(5,783)	0

Total Net Income (Loss) for US GAAP	$1,088,606	$(5,352,160)	$(1,788,968)

	2005	2004	2003

Earnings per common share
Canadian GAAP - Basic	$ 0.01	$ (0.09)	$ (0.05)
US GAAP - Basic	$ 0.01	$ (0.09)	$ (0.04)
Canadian GAAP - Diluted	$ 0.01	N/A	N/A
US GAAP - Diluted	$ 0.01	N/A	N/A

17.

DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES (Continued)

(b)

(Continued)

(iii)

(Continued)

	2005	2004	2003
Stockholders’ Equity
Common Shares Issued
Beginning balance	$ 19,510,143	$ 14,484,821	$ 12,400,607
Issue of shares	9,323,391	2,702,318	1,769,781
Issue of stock options	329,399	2,323,004	314,433

Ending Balance	29,162,933	19,510,143	14,484,821

Subscription Received
Beginning balance	750,000	0	0
Share subscription received (issued)	(750,000)	750,000	0

Ending balance	0	750,000	0

Contributed Surplus
Beginning and ending balance	26,232	26,232	26,232

Deficit
Beginning balance	(19,652,976)	(14,300,816)	(12,511,848)
Net income (loss)	1,088,606	(5,352,160)	(1,788,968)

Ending Balance	(18,564,370)	(19,652,976)	(14,300,816)

Total Stockholders’ Equity US GAAP	$10,624,795	$ 633,399	$ 210,237

Under Canadian GAAP, stock-based compensation is credited to contributed surplus and transferred to capital stock once the option is exercised.  Under US GAAP, stock-based compensation is credited directly to additional paid-in capital.

18.

SUBSEQUENT EVENTS

(a)

Subsequent to December 31, 2005, a total of 357,592 employee stock options were exercised at prices between $0.12 and $0.19 per common share for total proceeds to the Company of $64,715, and 50,000 employee stock options at an exercise price of $0.19 per common share expired.

(b)

The director’s loan of $4,740 was repaid to the Company on February 9, 2006.

(c)

Effective February 1, 2006, the Company has entered into a lease agreement for its Vancouver offices for a term of 12 months at a monthly rent of $15,000 plus GST.

Exhibit 11*

Explanation of how earnings/loss per (weighted average) share is calculated

Earnings and Loss per share are calculated by dividing the net loss or profit by the total weighted average number of common shares outstanding.  The weighted average number of common shares outstanding is obtained as follows:-

Whenever the Company issues shares from its treasury during a specific reporting period, the number of common shares issued is pro-rated over the remaining months of the year, and such number is added to the December 31st closing balance of the previous year.

Exhibit 21*

The following chart sets forth the Company’s corporate structure as of December 31, 2005:

Las Vegas From Home.com Entertainment Inc.

100%	100%	100%	100%	100%	100%
Action Poker Gaming Inc. (“Action ”) (an Antiguan Corporation)	Guardian Commerce Ltd. (“Guardian”) (a St. Kitt’s Corporation)	4010493 Canada Inc.,( a federally chartered Canadian Corporation)	APG Enterprises Ltd. (“APG Cyprus”) (a Cypriot Corporation)	APG Enterprises (“APG Armenia”) (an Armenian Corporation)	Action Commerce Limited (“Action Commerce”) (a United Kingdom Corporation)

Action licenses the Company’s on-line gaming Software to third parties and hosts the Company’s gaming software to the general public.  Action also operates an on-line casino.  The Company acquired, on April 28, 2004, Action Commerce Limited (UK), a United Kingdom corporation. Action Commerce Limited (UK) acts as payment processor for the Company and its subsidiaries.  Furthermore, the Company has caused to incorporate the following companies which are wholly owned subsidiaries of the Company; (1) Guardian Commerce Limited, (“Guardian”) a St. Kitt’s Corporation which was incorporated to enable the Company’s subsidiaries to continue their business relationship with Optimal Payments Inc., (2) APG Enterprises Ltd., (“APG Cyprus”) a Cypriot Corporation.  The Company’s wholly owned Cypriot subsidiary, APG Cyprus has commenced its operations in Cyprus and currently employs 35 people (December 31, 2005: 30), and (3) APG Enterprises, an Armenian corporation (“APG Armenia”).  APG Armenia currently employs 12 people (December 31, 2005: 11) and is providing technical and administrative support to APG Cyprus.  Upon the dissolution of one of the Company’s former subsidiaries, the Company acquired a 100% wholly owned interest in 4010493 Canada Inc., a federally chartered Canadian company, which was dissolved in May, 2006.  Furthermore, the Company caused to incorporate two Panamanian subsidiaries during 2004, Georgia Enterprises Corp., and Tiger Ventures Corp., both of which were dissolved in October, 2005.

The Company’s Canadian Head Office currently employs 39 people (December 31, 2005: 36) consisting of staff and management.

 Exhibit 31.1*

CERTIFICATIONS

CERTIFICATION PURSUANT TO

18 U.S.C. ss.1350, AS ADOPTED PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Bedo H. Kalpakian, certify that:

1.

I have reviewed this annual report on Form 20F (2005) of Las Vegas From Home.com Entertainment Inc.

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

Date:  May 31, 2006

“Bedo H. Kalpakian”

Bedo H. Kalpakian

Chief Financial Officer

Exhibit 31.2*

CERTIFICATIONS

CERTIFICATION PURSUANT TO

18 U.S.C. ss.1350, AS ADOPTED PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Jacob H. Kalpakian, certify that:

1.

I have reviewed this annual report on Form 20F (2005) of Las Vegas From Home.com Entertainment Inc.

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

Date:  May 31, 2006

“Jacob H. Kalpakian”

Jacob H. Kalpakian

Chief Executive Officer

Exhibit 32.1*

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Las Vegas From Home.com Entertainment Inc., (the "Company") on Form 20F for the period ended December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), We, Jacob H. Kalpakian, the President and C.E.O.of the Company, and Bedo H. Kalpakian, Chairman and C.F.O. of the Company certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to our knowledge:

(1)

the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Jacob H. Kalpakian

Bedo H. Kalpakian

“Jacob H.Kalpakian”

“Bedo H. Kalpakian”

President & C.E.O.

Chairman & C.F.O.

May 31, 2006.

Exhibit 99.1*

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

AMOUNTS RECEIVABLE/(PAYABLE) FROM RELATED PARTIES AND UNDERWRITERS

PROMOTERS AND EMPLOYEES OTHER THAN RELATED PARTIES

Schedule I

Name of Debtor	Balance, Beginning of Period	Additions	(Collected)/Paid	Amount Written off	Balance, End of period Receivable (Payable)
2005
J. Kalpakian	$ (10,256)		8,155		$ (2,101)
B. Kalpakian	1,731		(1,241)		517
Bronx Ventures Inc.	371,347		(430,692)		(59,345)

2004
J. Kalpakian	$ (13,631)	-	3,375	-	$ (10,256)
B. Kalpakian	5,650	-	(3,919)	-	1,731
Bronx Ventures Inc.	140,832	230,515	-	-	371,347
Webscape/David Neale **	(54)	-	54	-	-

2003
J. Kalpakian	$ (48,929)	35,298	-	-	$ (13,631)
B. Kalpakian	(26,369)	32,019	-	-	5,650
Bronx Ventures Inc.	(26,821)	167,653	-	-	140,832
Webscape/David Neale **	(54)	-	-	-	(54)

** David Neale, a Director of Webscape, resigned as a Director of LVFH during June 2002, and is no longer a related party to the Company.

Exhibit 99.2*

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

PROPERTY, EQUIPMENT AND SOFTWARE DEVELOPMENT AND

ACCUMULATED DEPRECIATION AND DEPLETION THEREOF

Schedules II and III

Balance beginning of Period	Additions	Disposals and retirements	Other charges	Balance end of period

2005

Software development costs

    Capitalized

    Computer equipment

    Automobile

    Office furniture

    Computer under capital lease

Accumulated Amortization

    Software development

    Computer equipment

    Automobile

    Office furniture

    Computer under capital lease

Net book value

    Software development

        Costs capitalized

    Computer equipment

    Automobile

    Office furniture

    Computer under capital lease

$ 840,880 298,941 - - 64,320 (174,538) (101,381) - - (23,475) 666,342 197,560 - - 40,845	$ 1,375,180 290,160 11,420 7,353 35,728 (283,053) (92,667) (1,929) (719) (12,253) 197,493 9,491 6,634 (12,253)	$ - - - - - - - - - - - - - -	$ - - - - - - - - - - - - - -	$ 2,216,060 589,101 11,420 7,353 64,320 (457,591) (194,048) (1,929) (719) (35,728) 1,758,469 395,053 9,491 6,634 28,592

2004

Software development costs

    Capitalized

Computer equipment

Computer under capital lease

Accumulated Amortization

    Software development

    Computer equipment

    Computer under capital lease

Net book value

    Software development

        Costs capitalized

    Computer equipment

    Computer under capital lease

$ 180,901 130,970 46,092 (72,360) (40,034) (6,914) 108,541 90,936 39,178	$ 659,979 167,971 18,228 (102,178) (61,347) (16,561) 557,801 106,624 1,667	$ - - - - - - - - -	$ - - - - - - - - -	$ 840,880 298,941 64,320 (174,538) (101,381) (23,475) 666,342 197,560 40,845

2003

Software development costs

    Capitalized

Computer equipment

Computer under capital lease

Mineral Property

Accumulated Amortization

    Software development

    Computer equipment

    Computer under capital lease

Net book value

    Software development

        Costs capitalized

    Computer equipment

    Computer under capital lease

     Mineral property

$ 180,901 94,471 0 1 (36,180) (11,733) 0 144,721 82,738 0 1	$ - 39,323 46,092 (1) (36,180) (28,583) (6,914) (36,180) 10,740 39,178 (1)	$ - (2,824) - - - - 282 - - (2,542) - -	$ - - - - - - - - - - - -	$ 180,901 130,970 46,092 0 (72,360) (40,034) (6,914) 108,541 90,936 39,178 0

Exhibit 99.3*

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

MARKETABLE SECURITIES - OTHER INVESTMENTS

Schedule IV

 December 31, 2005

Name of Issuer and Title of Issuer	Number of Shares/Principal Amount of Bonds	Costs	Market Value	Amount at Which The Portfolio is Carried in the Books

Haemacure Corp.	1,500	$ 383	$ 383	$ 383
Chartwell Technologies	21,400	147,850	88,810	88,810
Navigator Capital	35,076	400,000	290,043	290,043

As per the attached financial statements, the following investments were held at the end of December 31, 2005:

Total Investments

=   $ 379,236