Form 20-F
period 2006-12-31
LAS VEGAS FROM HOME COM ENTERTAINMENT INC
filed 2007-07-02
CIK 1061612

UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.   20549

FORM 20-F

 (  )

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

(X)

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended     DECEMBER 31, 2006

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

Section 12(g) of the Act.

As at December 31, 2006 the authorized capital of the registrant consists of an unlimited number of common and preferred shares without par value of which 100,234,270 common shares without par value are issued and outstanding.  As of May 31, 2007, the total number of issued and outstanding shares of the Company consists of 101,950,795 common shares without par value.  There are no preferred shares outstanding.

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

TABLE OF CONTENTS

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.

3

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

3

ITEM 3. KEY INFORMATION

3

ITEM 4. INFORMATION ON THE COMPANY

7

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

11

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

19

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

23

ITEM 8. FINANCIAL INFORMATION

26

ITEM 9. THE OFFER AND LISTING

27

ITEM 10. ADDITIONAL INFORMATION

30

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

39

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

40

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

40

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

40

ITEM 15. CONTROLS AND PROCEDURES

40

ITEM 16. AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANT FEES

41

ITEM 17.  FINANCIAL STATEMENTS

41

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

44

Consolidated Balance Sheets

45

Consolidated Statements of Operations and Deficit

46

Consolidated Statements of Cash Flows

47

Notes to Consolidated Financial Statements

48

ITEM 18. FINANCIAL STATEMENTS

74

ITEM 19. EXHIBITS

74

Exhibit 11*

77

Exhibit 21*

78

Exhibit 31.1* Certification pursuant to the Sarbanes-Oxley Act (2002) Section 302

79

Exhibit 31.2* Certification pursuant to the Sarbanes-Oxley Act (2002) Section 302

80

Exhibit 32.1* Certification pursuant to the Sarbanes-Oxley Act (2002) Section 906

81

Exhibit 99.1*

82

Exhibit 99.2*

83

Exhibit 99.3*

84

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

Las Vegas From Home.com Entertainment Inc.

TABLE I

	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
Revenues	$ 748,425	$ 0	$ 0	$ 0	$ 0
Interest income	$ 109,593	$ 76,210	$ 3,046	$ 1,997	$ 9,776
Net income (loss)	$ (4,593,428)	$ 1,088,741	$ (5,346,512)	$ (2,008,775)	$ (1,825,413)
Basic earnings (loss) per share	$ * (0.05)	$ * 0.01	$ * (0.08)	$ *(0.04)	$ *(0.05)
Total assets	$ 9,617,355	$ 12,819,608	$ 2,582,847	$ 661,035	$ 345,200
Capital Stock	$ 29,792,819	$ 27,096,835	$ 17,299,101	$ 14,345,780	$ 12,400,607
Number of Common Shares at year end	100,234,270	92,514,678	69,858,678	52,033,270	38,103,486
Long-term obligations	$ 0	$ 2,550	$ 23,190	$ 20,303	$ 0
Cash dividends	$ 0	$ 0	$ 0	$ 0	$ 0

*   Gain (loss) per common share in the above table is based on the number of shares outstanding at year end, and not on the weighted average number of shares outstanding for the periods (Canadian GAAP) as shown in the Audited Statements of Operations and Deficit for the years ended December 31, 2006, 2005 and 2004.

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

TABLE II

	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
Net income (loss)	$(4,593,428)	$ 1,088,606	$ (5,352,160)	$ (1,788,968)	$ 1,742,362
Basic earnings (loss) per common share	$ * (0.05)	$ * 0.01	$ * (0.08)	$ * (0.03)	$ * (0.05)
Number of Common Shares at year end	100,234,270	92,514,678	69,858,678	52,033,270	38,103,486
Total assets	$ 9,617,355	$ 12,819,608	$ 2,582,982	$ 666,818	$ 345,200

*   Gain (loss) per common share in the above table is based on the number of shares outstanding at year end, and not on the weighted average number of shares outstanding for the periods (Canadian GAAP) as shown in the Audited Statements of Operations and Deficit for the years ended December 31, 2006, 2005 and 2004.

A discussion of the differences between accounting principles and practices generally accepted in Canada and accounting principles and practices generally accepted in the United States and required by the SEC is contained in Note 17 to the financial statements, included in Item 17 of this Annual Report.

Exchange Rates

	Monthly High ($) (1)	Monthly Low ($)(1)
December 2006	0.8581	0.8770
January 2007	0.8455	0.8594
February 2007	0.8435	0.8627
March 2007	0.8470	0.8661
April 2007	0.8624	0.9008
May 2007	0.8991	0.9349

(1)

The high and low exchange rate in each month has been calculated using the average monthly rate of the Bank of Canada.

	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
Average rate ($)(2)	0.8816	0.8254	0.7684	0.7138	0.6369
High ($)(3)	0.8641	0.7876	0.7165	0.6381	0.6202
Low ($)(3)	0.9015	0.8682	0.8504	0.7726	0.6613

(2)

The average exchange rate for the period has been calculated using the average yearly rate of the Bank of Canada.

(3)

The high and low exchange rate in each period was determined from the average yearly rate of the Bank of Canada.

All of the amounts in the Exchange rates tables above are stated in U.S. currency.  Accordingly, at the closing on December 31, 2006, the U.S. $1.00 was equal to Cdn $1.1654.  At the closing on May 31, 2007, the U.S. $1.00 was equal to Cdn $1.0696

Item 3.D. Risk Factors

The Company, and the Securities of the Company, should be considered a highly speculative investment.  The marketplace for the Company’s business is constantly undergoing changes, is intensely competitive and is subject to changes in customer preferences.  Consequently, new products are being developed continuously by the Online Gaming Industry in order to satisfy customer demands, and new costly venues of advertising and promotion are being used by the Online Gaming Industry so as to attract new customers and retain existing ones. The following risk factors should be given special consideration when evaluating an investment in any of the Company's Securities:

General legislative risk

Although management of the Company believes that the conduct of Internet gaming related activities by its Antiguan subsidiary, MT Ventures Inc. (“MTV”), represents a lawful business, there is the risk that the legality of the Internet gaming related activities may be challenged by Canadian or other legal authorities.  If the legality of the Internet gaming related activities is challenged and the challenge is sustained, it can have a material adverse impact on the business and financial affairs of the Company.

US legislative risk

There is an ongoing effort in the U.S.A. to enact legislation for the prohibition of online gaming.  The passage of such legislation could substantially and adversely impact the business and financial affairs of the Company and its licensees. On September 29, 2006 both Houses of the U.S. Congress passed the Safe Port Act, onto which was attached the Unlawful Internet Gambling Enforcement Act of 2006 (the “UIGE Act”).  The UIGE Act prohibits the acceptance or use of any payment instrument in any financial transaction involving internet gambling.  Consequently, the Company decided that its former licensed operating subsidiary, APG, would cease taking deposits from U.S. based players as of October 13, 2006.

Competition

The marketplace for the Company’s Gaming Software is constantly undergoing changes, is intensely competitive and is subject to changes in customer preferences.  The Company’s products and services compete against those of other companies that have greater financial, marketing, technical and other resources than those of the Company.

Internet and system infrastructure viability

Any changes in the internet’s role as the premier computer network information service or any shutdown of internet services by significant internet service providers will have an adverse material impact on the Company’s ability to generate revenues.  Furthermore, the Company can be severely and adversely affected from power failures, internet slowdowns or failures, software slowdowns or failures and hackings.

Reliance on key personnel

The Company relies heavily on its employees, the loss of any of whom could have an adverse effect on the Company.

Customer concentration

The Company also relies on its licensees for the operation of the Company’s Gaming Software, the loss of any of which could have an adverse effect on the affairs of the Company.

Payment processing

Changes in policies of companies, financial institutions or banks, that handle credit card transactions and/or other types of financial transactions for online gaming, can have an adverse impact on the business and financial affairs of the Company.

Foreign exchange rates

The profitability of the Company can be affected by fluctuations in the exchange rate of the US Dollar in relation to the Canadian Dollar due to the fact that the Company’s revenues are generated in US Dollars while a major portion of the Company’s expenses are incurred in Canadian Dollars.

Share price volatility and liquidity

The market price of our common shares has experienced considerable volatility and may continue to fluctuate in the future. Factors such as the Company’s quarterly results, changes in existing legislation, new legislation, technological changes and general market conditions may adversely affect the market price of our common shares. There is a limited trading market for our common shares and the ability of investors to sell their shares or the price at which those shares may be sold cannot be assured.

Growth management

If the Company’s software gains traction in the market, rapid growth may occur which may result in certain strains on the Company. The Company will have to manage, hire and retain qualified employees and control its expenses in order to grow profitably.

Dilution

There are a number of outstanding securities and agreements pursuant to which common shares of the Company may be issued in the future. This would result in further dilution to the Company's shareholders.

Revenues and Dividends

While the Company has recently started generating meaningful revenues, the Company has not yet established a long term pattern of consistently generating meaningful revenues.  The Company intends to retain its earnings in order to finance further growth.  Furthermore, the Company has not paid any dividends in the past and does not expect to pay any dividends in the future.

U.S. Federal Income Tax Considerations

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

Penny Stock

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

The address of the registered office of the Company’s Antiguan subsidiary, MT Ventures Inc. (“MTV”) is:  No. 6 Temple Street, P.O. Box 2372, St. John’s, Antigua, West Indies.  The telefax number is (268) 460-6183.

The address of the registered office of the Company’s United Kingdom (“UK”) subsidiary, MT Commerce Limited., (“MTC”) is Flat 91-Building45, Hopton Rd, Royal Arsenal - off Plumstead Rd. London SE18 6TJ United Kingdom.  The telefax number is 011 44 020-8836-9079

The address of the registered office of the Company’s Cypriot subsidiary, MTO Commerce Ltd. (“MTO”) is 3, Chrysanthou Mylona Street, CY3030, PO Box 56253, Limassol, Cyprus.  The telefax number is +357 25 34 07 34.

Item 4.B. Business Overview

Summary

LVFH is an Internet Gaming and Entertainment corporation.  Previously, the Company was called Bronx Minerals Inc. and was engaged in the mineral exploration business. On September 3, 1999, the Company officially changed its name to Las Vegas From Home.com Entertainment Inc., and on January 6, 2000, the CDNX approved the Company’s application for change of business from mineral exploration to Internet gaming and entertainment.

The Company decided and agreed to sell all of the Action Poker brands, the operating infrastructure of Action Poker Gaming Inc. (“Action”), APG Enterprises Costa Rica S.A., Action Commerce Limited, Guardian Commerce Limited and an undivided interest in the software that is used by Action to run the Action Poker Network  and the Company’s licensed online casino software (collectively referred to as the “APGN”) for a selling price of US $2,600,000 to Playsafe Holding Ltd. (“Playsafe”), a wholly owned subsidiary of Playsafe Holding AS (Norway), a public company listed in Norway.  On November 24, 2006, the Company received TSX Venture Exchange (“TSX”) approval for this transaction and as a result the Company closed the sale of APGN.  Furthermore, the Company no longer has any online gaming interests in the North American Market.

The Company is in the business of developing software for online multi-player interactive card games (the “Company’s Gaming Software”).  The Licensing of the Company’s Gaming Software to third parties and operations are carried on by the Company’s wholly owned Antiguan subsidiary, Mt Ventures Inc. (“MTV”).  The principal revenues of MTV are from collecting licensing fees and royalties from licensees whose operations are exclusively aimed at the Asian Market.

 MTV does not license the Company’s gaming software to any parties that accept wagers from US or Canadian residents.

On September 15, 1983, the Company’s common shares were first listed and posted for trading on the Vancouver Stock Exchange (now known as the TSX Venture Exchange).  The Company’s current trading symbol on the TSX Venture Exchange is “LVH”.  Effective July, 1999, the Company’s common shares began trading in the U.S.A., on the OTC Bulletin Board under the symbol “LVFHF”.  As of September 1, 2000, the Company’s common shares are listed for trading under the symbol “LVH” on the Berlin Stock Exchange.  Effective February 27, 2006, the Company’s common shares were listed for trading under the symbol “LVH” on the Frankfurt Stock Exchange.

Item 4.C.  Organizational Structure.

The following chart sets forth the Company’s corporate structure as of December 31, 2006:

Las Vegas From Home.com Entertainment Inc.

100%	100%	100%	100%
MT Ventures Inc. (“MTV”) (an Antiguan Corporation)	MTO Commerce Ltd. (formerly APG Enterprises Ltd.) (“MTO”) (a Cypriot Corporation)	APG Enterprises (“APG Armenia”) (an Armenian Corporation)	MT Commerce Limited (“MTC”) (a United Kingdom Corporation)

MTV licenses the Company’s online gaming Software to third parties.  However, MTV does not license the Company’s online gaming software to any party that will take USA or Canadian wagers.

On November 10, 2006, the Company incorporated MT Ventures Inc., (“MTV”) a 100% wholly owned Antiguan subsidiary which is in the business of licensing the Company’s online multi-player interactive games software.  On December 13, 2006, the Company caused to incorporate MT Commerce Limited., a United Kingdom corporation.  It is the Company’s intention that MT Commerce Limited (UK) act as payment processor for the Company and its subsidiaries.  During the year ended December 31, 2006, the Company changed the name of its Cypriot subsidiary, APG Enterprises Ltd. to MTO Commerce Ltd.  which commenced operations in Cyprus during 2005 and, as a result of the sale of the Action Poker Network (“APGN”) during 2006, MTO Commerce Ltd. no longer has any employees (December 31, 2005: 30 employees). APG Enterprises, an Armenian corporation (“APG Armenia”) provided technical and administrative support to the Company’s Cypriot subsidiary and, as a result of the sale of APGN by the Company during 2006; APG Armenia no longer has any employees (December 31, 2005: 11 employees) as operations of APG Armenia were discontinued.  The Company is in the process of winding up APG Armenia.

The Company’s Canadian Head Office employs 41 people as of May 31, 2007, (December 31, 2006: 47) (December 31, 2005: 39) consisting of staff and management.

Item 4.D. Property, Equipment and Software Development

I.  THE COMPANY’S COMPUTER GAMING SOFTWARE PRODUCT

The Company develops its own multi-player interactive card games software. Improvements, modifications and enhancements of the Company’s Gaming Software are ongoing on a continual basis.    Research costs are expensed as incurred.  Costs related to the development of software are expensed as incurred unless such costs meet the criteria for deferral and amortization under Canadian generally accepted accounting principles.  The criteria include identifiable costs attributable to a clearly defined product, the establishment of technical feasibility, identification of a market for the software, the Company’s intent to market the software, and the existence of adequate resources to complete the project.  Software development costs are amortized over an estimated useful life of five years or prorated over its expected revenue stream whichever is higher, commencing in the year when commercial sales of the products commence.  Capitalized software development is evaluated in each reporting period to determine whether it continues to meet the criteria for continued deferral and amortization.  During 2001, the Company commenced developing its own multi-player interactive card games software.  The amount of $180,901 has been capitalized under software and development costs.  Amortization commenced in 2002 as the software was commercially released during the year.  During 2006, additional amounts of $130,976 consisting of salaries were capitalized as software development costs (2005: $979,579 consisting of salaries - $964,745 and other - $14,834), (2004: $659,979 consisting of salaries -

$571,600 and other - $88,379).

2006
EQUIPMENT AND		Accumulated	Net
SOFTWARE DEVELOPMENT	Cost	Amortization	Book Value

Software and development costs	$526,577	144,923	381,654
Computer equipment	803,674	281,845	521,829

	$1,330,251	426,768	903,483

	2005
EQUIPMENT AND		Accumulated	Net
SOFTWARE DEVELOPMENT	Cost	Amortization	Book Value

Software and development costs	$ 2,216,060	$ 457,591	$ 1,758,469
Computer equipment	589,101	194,048	395,053
Automobile	11,420	1,929	9,491
Office furniture	7,353	719	6,634
Computer equipment under capital lease	64,320	35,728	28,592

	$ 2,888,254	$ 690,015	$ 2,198,239

	2004
EQUIPMENT AND		Accumulated	Net
SOFTWARE DEVELOPMENT	Cost	Amortization	Book Value

Software and development costs	$ 840,880	$ 174,538	$ 666,342
Computer equipment	298,941	101,381	197,560
Computer equipment under capital lease	64,320	23,475	40,845

	$1,204,141	$ 299,394	$ 904,747

For equipment and software development and accumulated amortization (depreciation and depletion) thereof please refer to Schedules II and III (Exhibit 99.2* - Attached herewith). The Company has Capital Lease Obligations for its Computers in the amount of $1,019.  As of January 1, 2007, the Company’s total future obligations amount to $ 193,019; (Less than one year $193,019; one to three years; $ Nil.) (See Contractual Obligations on page 18, Item 5.F)

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Selected Annual Information

Selected annual information from the audited consolidated financial statements for the three years ended December, 31, 2006, 2005 and 2004 is shown in the following table:

	2006	2005	2004
Revenue	$748,425	$0	$0
Interest Income	109,593	76,210	3,046
Loss before other items	(4,729,530)	(2,689,649)	(3,858,633)
Loss per common share before other items *	* (0.05)	* (0.03)	* (0.06)
Fully diluted earnings/(loss) per share before other items *	n/a	n/a	n/a
Net Income/(loss) for the period	(4,593,428)	1,088,741	(5,346,512)
Basic earnings/(loss) per share *	* (0.05)	* 0.01	* (0.08)
Fully diluted net earnings/(loss) per share *	** n/a	* 0.01	** n/a
Total Assets	9,617,355	12,819,608	2,582,847
financial obligations and capital lease	1,019	22,818	43,094
Cash dividends	Nil	Nil	Nil

* Gain (loss) per common share in the above table is based on the number of shares outstanding at year end, and not on the weighted average number of shares outstanding for the periods (Canadian GAAP) as shown in the Audited Statements of Operations and Deficit for the years ended December 31, 2006, 2005 & 2004.

**The Diluted (loss) per share calculations are not reflected as the effect would have been anti-dilutive.

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

The sale of the Company’s APGN to Playsafe Holding Ltd. on November 24, 2006 was accounted for as a discontinued operation under Canadian generally accepted accounting principles (GAAP) and therefore, the APGN results of operations have been removed from the Company's results of continuing operations for all periods presented in this document.

For the twelve month period ended December 31, 2006, the Company has recorded revenue of $748,425 (2005: $0) (2004: $0) reflecting an increase in continuing operations.  Interest income increased to $109,593 (2005:$76,210) (2004:$3,046) due to higher cash balances in the bank.  The loss before other items of $(4,729,530) as compared to a loss in 2005 of $(2,689,649) as compared to a loss in 2004 of $(3,858,633) and the Basic net earnings/(loss) per common share was $(0.05) which occurred as a result of the Company’s sale of APGN in November, 2006 as compared to earnings of $0.01 in 2005 (2004:$(0.08)).

The Company has never paid any cash dividends and has no plans to pay any cash dividends in the future.  The weighted average number of common shares was 97,236,825 as compared to 84,337,774 for the same period in 2005 as compared to 58,428,307 for the same period in 2004.

Results of Operations

For the years ended December 31, 2006 and December 31, 2005

All financial figures presented herein are expressed in Canadian Dollars (CDN$) unless otherwise specified.

The sale of the Company’s APGN to Playsafe Holding Ltd. on November 24, 2006 was accounted for as a discontinued operation under Canadian generally accepted accounting principles (GAAP) and therefore, the APGN results of operations have been removed from the Company's results of continuing operations for all periods presented in this document.

The principal business of the Company and its former Antiguan subsidiary, Action Poker Gaming Inc. (“Action”) was the development and marketing of software for online multi-player interactive card games.

On September 29, 2006 both Houses of the U.S. Congress passed the Safe Port Act, onto which was attached the Unlawful Internet Gambling Enforcement Act of 2006 (the “UIGE Act”).  The UIGE Act prohibits the acceptance or use of any payment instrument in any financial transaction involving Internet gambling.  Consequently, the Company decided that its licensed operating subsidiary, Action Poker Gaming Inc. (“Action”), will cease taking deposits from U.S. based players as of October 13, 2006.  Furthermore, the Company decided and agreed to sell all of the Action Poker brands, the operating infrastructure of Action, APG Enterprises Costa Rica S.A., Action Commerce Limited, Guardian Commerce Limited and an undivided interest in the software that is used by Action to run the Action Poker Network (collectively referred to as the “APGN”) for a selling price of US $2,600,000 to Playsafe Holding Ltd. (“Playsafe”), a wholly owned subsidiary of Playsafe Holding AS (Norway), a public company listed in Norway.  On November 24, 2006, the Company received TSX Venture Exchange (“TSX”) approval and closed the sale.  In respect to this arm’s length transaction, a finder’s fee of US$75,000 was paid to an arm’s length third party.  As a result of this sale, the Company no longer has any online gaming interests in the North American market.  During 2005, Action licensed from an arm’s length third party, an online Casino Software (”Online Casino”), which was operated by Action under the URL www.playvegasfromhome.com.  This was also included in the sale of the Action Poker Network.

As of December 31, 2006, the Company was not operating any card rooms, and therefore it had not sought another hosting facility for its servers.

Action’s operations were located at the facilities of Mohawk Internet Technologies Inc. ("Mohawk") which acted as its hosting facility for its servers, located on the Kahnawake Mohawk Reserve ("Kahnawake") in Canada.

The gaming and entertainment operations were carried on by Action.  The principal revenues of Action were from collecting rakes, licensing fees and royalties.

The Company incorporated MT Ventures Inc, (“MTV”) a 100% wholly owned Antiguan subsidiary which is in the business of licensing the Company’s online multi-player interactive games software.  MTV does not license the Company’s online gaming software to any party that will accept USA or Canadian wagers.  The sale of APGN will now allow the Company to streamline its operations and focus on building upon its promising Asian Multiplayer Software Platform (“AMSP”) which now has two licensees and is already generating revenues.

Although management believes that the conduct of Internet gaming related activities by MT Ventures will represent a lawful business, there is the risk that the legality of the Internet gaming related activities may be challenged by Canadian or other legal authorities.  If the legality of the Internet gaming related activities is challenged and the challenge is sustained, it may have a material adverse impact on the financial affairs of the Company.

The principal revenues of MT Ventures is from collecting licensing fees and royalties.

The Company is continually enhancing and upgrading the Company’s Gaming Software in order to enable the Company to retain and increase its Licensees.

The Company is presently not a party to any legal proceedings whatsoever.

As of December 31, 2006, the Company’s Canadian operations employed 47 people (2005: 36) consisting of staff and management.

On November 10, 2006, the Company caused to incorporate MT Commerce Limited, a United Kingdom corporation.  It is the Company’s intention that MT Commerce Limited (UK) act as payment processor for the Company and its subsidiaries.  Furthermore, the Company changed the name of its Cypriot subsidiary, APG Enterprises Ltd. to MTO Commerce Ltd.

At the  Annual General Meeting of the Company’s shareholders which was held on June 30, 2006, the shareholders approved the Audited Consolidated Financial Statements for the year ended December 31, 2005 and the Auditor’s report thereon; fixed the number of Directors for the ensuing year at four; elected Bedo H. Kalpakian, Jacob H. Kalpakian, Neil Spellman and Gregory T. McFarlane as Directors of the Company; re-appointed the Company’s Auditor, Smythe Ratcliffe, Chartered Accountants, for the ensuing year and authorized the Directors to fix the remuneration to be paid to the Auditor.

Effective February 27, 2006, the Company’s common shares were listed for trading on the Frankfurt Stock Exchange under the trading symbol “LVH”.  The Company’s ISIN number is CA5176721010 and the German security code is WKN935277.  The listing of the Company’s common shares on the Frankfurt Stock Exchange provides the Company with increased exposure in the European investment community as well as increasing the visibility of its products in that marketplace.

Revenue

For the twelve month period ended December 31, 2006, the Company’s revenue from continuing operations increased to $748,425 compared to $0 in 2005.  One customer accounted for 100% of the Company’s revenue during 2006.  Interest income increased to $109,593 (2005:$76,210)due to higher cash balances in the bank.

Expenses

For the year ended December 31, 2006, expenses increased by 102% to $5,587,548 compared to $2,765,859 for the year ended December 31, 2005. Salaries and benfits increased by 147% to $2,819,595 compared to $1,141,279 for the year ended December 31, 2005. The increase was due to higher staff levels during 2006 as the Company further developed its multi-player gaming software. Advertising and promotion expenses increased substantially to $457,204 for 2006 from $26,890 for 2005 as the Company ramped up the marketing for its new multi-player gaming software. Rent, office and miscellaneous expenses increased by 83% to $475,534 for 2006 compared to $259,571 for 2005. Amortization expense increased by 56% to $561,377 for 2006 compared to $359,563 for 2005. Consulting and professional fees increased by 64% to $380,404 for 2006 compared to $231,656 for 2005.

Loss from Operations before Discontinued Operations

The loss from operations before discontinued operations for 2006 was $4,848,549 compared to a loss of $2,760,194 for 2005. The increased loss was a result of higher expenses for the development and marketing of the Company’s new multi-player gaming software.

Discontinued Operations

The Company recorded a gain, net of tax, on discontinued operations of $255,121 in 2006 compared to a gain, net of tax, of $3,848,935 in 2005.

Net Loss

During the year ended December 31, 2006 the Company had a net loss of $(4,593,428) or $(0.05) per share (weighted average) as compared to a net income of $1,088,741 or $0.01 per common share (weighted average) in the same period of 2005.  During the year ended December 31, 2006, the Company’s weighted average number of common shares was 97,236,825 as compared to 84,337,774 for the same period in 2005.

Liquidity and Capital Resources

Total assets as at December 31, 2006, were $9,617,355 as compared to $12,819,608 for the corresponding period in 2005.  The Company has equipment leases with present value of net minimum lease payments of $1,019 as compared to $22,818 for the corresponding period in 2005.  The Company’s total liabilities were $478,642 as compared to $2,194,813 at December 31, 2005. The Company has not paid any cash dividends and does not plan to pay any cash dividends in the future. As at December 31, 2006 the Company is debt-free.

Cash and cash equivalents at December 31, 2006 were $8,273,201 as compared to $8,408,620 at December 31, 2005. Marketable securities at December 31, 2006, were $0 as compared to $379,236 at December 31, 2005.

Accounts receivable at December 31, 2006, was $425,611 as compared to $1,801,274 at December 31, 2005. One customer accounted for 79.5% of the accounts receivable for 2006 compared to 4 customers accounting for 85.1% in 2005. Due from related parties at December 31, 2006, was $60 as compared to $4,740 at December 31, 2005. Prepaids and security deposits at December 31, 2006, were $15,000 as compared to $27,499 at December 31, 2005.

Operating Activities

In 2006 the Company used $2,807,240 of cash from operating activities compared to generating $2,622,834 of cash from operating activities in 2005. The primary differences were: (i) net loss of $4,593,428 in 2006 compared to net income of $1,088,741 in 2005, (ii) increased amortization of $561,377 for 2006 compared to $359,563 for 2005, (iii) use of cash from non-cash working capital of $292,434 in 2006 compared to cash flow generated of $743,817 in 2005.

Financing Activities

The Company generated $170,956 from financing activities in 2006, down from $8,037,107 in 2005. The Company completed a bought deal financing in 2005 that generated net proceeds of $7,487,689.

Investing Activities

The Company generated $2,500,865 from investing activities in 2006 compared to cash used in investing activities of $2,230,604 in 2005. The Company received $2,751,774 from the sale of its Action Poker Network in 2006. Proceeds from the sale of marketable securities were $310,317 in 2006 compared to $0 in 2005. Additions to software development decreased to $511,126 in 2006 from $979,579 in 2005.

Working Capital

For the year ended December 31, 2006, the Company had a working capital of $8,235,230 as compared to a working capital of $8,429,106 in the same period in 2005.

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

Summary of Quarterly Results

The following are the results for the eight most recent quarterly periods, starting with the three month quarterly period ended March 31, 2007:

For the Quarterly Periods ended	March 31, 2007	December 31, 2006	September 30, 2006	June 30, 2006
Total Revenues	$1,001,734	820,711	10,375	13,826
Loss before other items	(472,675)	(1,024,734)	(1,325,935)	(1,303,283)
Loss per common share before other items	(0.005)	(0.01)	(0.01)	(0.01)
Fully diluted earnings / (loss) per common share before other items	**n/a	**n/a	**n/a	**n/a
Net income / (loss) for the period	(360,306)	(3,028,766)	(1,026,289)	(853,501)
Basic net earnings (loss) per share	(0.004)	(0.03)	(0.01)	(0.009)
Diluted net earnings (loss) per share	**n/a	**n/a	**n/a	**n/a

For the Quarterly Periods ended	March 31, 2006	December 31, 2005	September 30, 2005	June 30, 2005
Total Revenues	$13,106	31,892	44,113	98
Income (loss) before other items	(1,075,578)	(829,503)	780,063	(626,959)
Earnings (loss) per common share before other items	(0.01)	(0.01)	(0.01)	(0.01)
Fully diluted earnings (loss) per common share before other items	**n/a	**n/a	**n/a	**n/a
Net income (loss) for the period	315,128	(177,218)	515,857	385,773
Basic net earnings (loss) per share	0.003	(0.002)	0.006	0.005
Diluted net earnings (loss) per share	0.003	**n/a	0.004	0.004

Note: Gain (loss) per common share calculations in the above tables are based on the number of shares outstanding for the periods, and not on the weighted average number of shares outstanding (Canadian GAAP) as shown in the Statements of Operations and Deficit for the above mentioned periods.

**

The Diluted (loss) per share calculations are not reflected as the effect would have been anti-dilutive.

Quarterly Results

For the three months ended December 31, 2006 and December 31, 2005

The Company’s fourth quarter revenue for the three month period ended December 31, 2006 was $820,711 a substantial increase from $31,892 for the three month period ended December 31, 2005. This reflects increased acceptance of the Company’s Gaming Software.

Operating costs increased to $1,845,445 for the three month period ended December 31, 2006 as compared to $861,395 for the same period in 2005. Salaries and benefits increased by 267% to $1,117,173 in Q4 2006 from

$304,208 in Q4 2005.

The Company’s net loss before other items was $1,024,734 for the three months ended December 31, 2006 compared to a loss of $829,503 for the prior period. During the three month period ended December 31, 2006, the Company had a net (loss) of $(3,028,766) or $(0.03) per share as compared to a net (loss) of $(0.002) per share or $(177,218) for the three month period ended December 31, 2005.

The Company’s business is not of a seasonal nature.

Fluctuations in the exchange rate of the US dollar in relation to the Canadian dollar have a direct impact on the results of the Company’s operations due to the fact that the Company’s revenues are generated in US dollars while a major portion of the Company’s expenses are incurred in Canadian dollars.

Item 5.B - Liquidity and Capital Resources

During the first quarter of 2006, and the first, second, third and fourth quarters of 2005, the Company experienced meaningful increases in its total revenues, however during the second, third and fourth quarters of 2006 total revenues declined.  In order for the Company to further increase its revenues, the Company must dedicate more resources to marketing and to upgrading the Company’s Gaming Software so as to have a full suite of poker games as well as new products.  If the Company is successful in increasing its revenues, Management is of the opinion that the Company shall be able to fund its marketing and development expenditures from the Company’s increased and/or current cash flow.

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

During the twelve month period ended December 31, 2006, a total of 584,592 stock options were exercised at prices ranging between $0.12 and $0.19 per common share for total proceeds to the Company of $93,755.  During the twelve month period ended December 31, 2006, a total of 5,549,000 stock options exercisable at prices ranging between $0.12 and $0.46 per common share expired and 9,815,000 employee stock options exercisable at prices between $0.12 and $0.27 per common share were granted during the period.

During the twelve month period ended December 31, 2006, a total of 465,000 share purchase warrants were exercised for total proceeds to the Company of $99,000 which were comprised of 300,000 warrants at an exercise price of $0.25 per common share, 90,000 brokers’ warrants at an exercise price of $0.10 per common share and 75,000 warrants at an exercise price of $0.20 per common share.  A total of 4,550,000 warrants expired at an exercise price of $0.20 per common share.  There were no warrants issued during the year ended December 31, 2006.

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

Capitalization of the Company’s Gaming Software

The types of expenses that were capitalized in 2006, 2005 and 2004 were:-

		2006	2005	2004

Rent	Cdn$	-	5,910	10,857
Amortization		-	7,677	11,977
Insurance		-	444	885
Interest		-	803	1,903
Payroll *		130,976	964,745	571,600
Professional and Consulting fees		-	-	62,757

	Cdn$	130,976	** 979,579	** 659,979

*●	Does not include any Stock Based Compensation Expense
●	Does not include any Salaries for Administration
●	Does not include any Salaries for Customer Service Employees
●	Payroll is directed at technically feasible programming enhancements only
**●	The Capitalized amounts for Fiscal 2005 and 2004 were included in the Sale of APGN to Playsafe.

For the three month period ended March 31, 2007, the amount of $0 has been capitalized under software and development costs.  Amortization expense of $26,331 has been applied to the costs capitalized for the three month period ended March 31, 2007.

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

Contractual Obligations As of January 1, 2007.	Payments due by period
	Total	Less than 1 Year	1-3 years	3-5 years	More than 5 years
Long Term Debt Obligations	n/a	n/a	n/a	n/a	n/a
Capital Lease Obligations (Computers)	Cdn $ 1,019	Cdn $ 1,019	n/a	n/a	n/a
Purchase Lease Obligations	n/a	n/a	n/a	n/a	n/a
Operating Lease Obligations Office Space	Cdn $ 192,000	Cdn $ 192,000	n/a	n/a	n/a
Other Long Term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	n/a	n/a	n/a	n/a	n/a
US $ Total	US $ n/a	US $ n/a	n/a	n/a	n/a
Cdn $ Total	Cdn $ 193,019	Cdn $ 193,019	n/a	n/a	n/a

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Item 6.A - Directors and Senior Management

As of May 31 2007, the name, municipality of residence and the principal occupation of the Directors and Officers of the Company are the following:

Name and municipality of residence of Director or Officer	Position	Date of Birth	Principal Occupation	Term of Office
Bedo H. Kalpakian* Richmond, BC, Canada	Chairman and Director	May 14, 1946

Chairman & Director of Registrant; President of Zab Resources Inc. (formerly Bronx Ventures Inc.); Chairman & Director of Colt Capital Corp.; Director of Mountain Capital Inc. and Touchdown Capital Inc.

Chairman: 1991 to Present Director: 1987 to Present
Jacob H. Kalpakian Vancouver, BC, Canada	President and Director	October 18, 1968	President, Director & CEO of Registrant; Vice President of Zab Resources Inc. (formerly Bronx Ventures Inc.); Director of Touchdown Capital Inc. and Mountain Capital Inc.	1991 to Present
Gregory T. McFarlane,* Las Vegas, NV, USA	Director	November 13, 1968	Advertising Copywriter; Director of Zab Resources Inc.	1992 to Present
Neil Spellman* Carlsbad, CA, USA	Director	January 24, 1953	Senior Vice President of DB Financial Management, Inc. Director of Touchdown Capital Inc.	2002 to Present
David A. Shore Thornhill, ON, Canada	Chief Financial Officer	January 15, 1970	Chief Financial Officer of the Registrant	April 11, 2007 to Present
Penilla Klomp Richmond, BC, Canada	Corporate Secretary	August 23, 1962	Corporate Secretary of the Registrant; Zab Resources Inc. (formerly Bronx Ventures Inc.); and of Colt Capital Corp.	2003 to present

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

Item 6.B - Compensation

For the year ended December 31, 2006, Kalpakian Bros. of B.C. Ltd. ("Kalpakian Bros.") was paid $360,000 (December 31, 2005:$ 270,000) (2004: $180,000).  For the three month period ended March 31, 2007, Kalpakian Bros. of B.C. Ltd. was paid $90,000. (March 31, 2006:$90,000).   The principals of Kalpakian Bros. are Bedo H. Kalpakian and Jacob H. Kalpakian, both Company directors and officers.  Pursuant to a Management Services Agreement (the "Agreement") effective July 1, 2005, (Exhibit 10.9 – Incorporated by Reference) the remuneration payable to Kalpakian Bros. is $30,000 per month plus GST.  Kalpakian Bros. is also entitled to reimbursement for all traveling and other expenses incurred by it in connection with performing its services.  The term of the Agreement is for five years and the term automatically extends for additional one-year periods on each anniversary date of the Agreement, unless the Company, not less than 180 days prior to any such anniversary, gives written notice to Kalpakian Bros. that it does not wish to further extend the Agreement.  If the Agreement is terminated by the Company other than for just cause, or is terminated by Kalpakian Bros. for good reason, then Kalpakian Bros. is entitled to be paid the annual remuneration for the unexpired term of the Agreement and is also entitled to immediate vesting of all unvested stock options.  Kalpakian Bros. may terminate the Agreement on giving four months notice.

In addition, the President of LVFH is entitled to the use of a company-leased automobile and, certain directors of the Company are compensated for automobile expenditures.  Presently there exists no plan regarding Directors' and Officers' pension, retirement or other similar benefits.  Furthermore, there are no amounts set aside or accrued by the Company or its subsidiaries to provide pension, retirement or similar benefits.

The Company does not have any Stock Appreciation Rights Plans and does not have any Long Term Incentive Plans.

Pursuant to indemnity agreements dated April 1, 1993, with Bedo H. Kalpakian, Jacob H. Kalpakian and Gregory T. McFarlane (which have already been filed in previous years as Exhibits to the Form 20F) and indemnity agreements dated July 12, 2002, and May 1, 2003, with Neil Spellman and Penilla Klomp (Exhibit 10.6 - Incorporated by reference) and an Indemnity Agreement dated April 11, 2007 with David A. Shore (Exhibit 10.6.1* - Attached herewith) collectively "the Directors and Officers", the Company has agreed to indemnify and save the Directors and Officers, their heirs and personal representatives harmless from and against all costs, charges and expenses arising out of their association with the Company.  These costs, charges and expenses include any amounts paid to settle an action or to satisfy a judgement brought or found against the Directors and Officers and any amounts paid to settle an administrative action or proceeding providing the indemnified party has acted in good faith and in the best interests of the Company.  To date the Company has not made any payments whatsoever under the Indemnity Agreements.

During the twelve month period ended December 31, 2006, a total of 40,000 incentive stock options were exercised by one Officer of the Company for total proceeds to the Company of $6,400.  There were no incentive stock options exercised by any Directors and/or Officers subsequent to the year ended December 31, 2006 and up to and until the date of this report, May 31, 2007.

Incentive stock options held by the Company’s Directors and Officers, as of May 31, 2007, are as follows:

Name	Date of Grant	Securities Under Options Granted (#)	Exercise or Base Price ($/Security)	Expiration Date
Bedo H. Kalpakian	December 22, 2006	2,830,000	0.12	December 22, 2009
Jacob H. Kalpakian	December 22, 2006	2,830,000	0.12	November 3, 2006
Gregory T. McFarlane	December 22, 2006	100,000	0.12	November 3, 2006
Neil Spellman	December 22, 2006	250,000	0.12	November 3, 2006
David A. Shore	April 11, 2007	800,000	0.24	April 11, 2010
Penilla Klomp	December 22, 2006	100,000	0.12	November 3, 2006
	Total	6,910,000

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

6.C.2. Details of Directors’ service contracts with the Company or any of its subsidiaries are as follows:

The Company has paid Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”) a total remuneration of $360,000 for the year ended December 31, 2006 (2005: $270,000; 2004: $180,000).  The principals of Kalpakian Bros. are Bedo H. Kalpakian and Jacob H. Kalpakian, both Company Directors and Officers.  Pursuant to a Management Services Agreement (the "Agreement") effective July 1, 2005, the remuneration payable to Kalpakian Bros. is $30,000 per month plus GST.  Kalpakian Bros. is also entitled to reimbursement for all traveling and other expenses incurred by it in connection with performing its services.  The term of the Agreement is for five years and the term automatically extends for additional one-year periods on each anniversary date of the Agreement, unless the Company, not less than 180 days prior to any such anniversary, gives written notice to Kalpakian Bros. that it does not wish to further extend the Agreement.  If the Agreement is terminated by the Company other than for just cause, or is terminated by Kalpakian Bros. for good reason, then Kalpakian Bros. is entitled to be paid the annual remuneration for the unexpired term of the Agreement and is also entitled to immediate vesting of all unvested stock options.  Kalpakian Bros. may terminate the Agreement on giving four months notice.   (Exhibit 10.9 – Incorporated by reference ).

The Company pays a monthly director’s fee of Cdn $500 to the director of MT Ventures Inc.

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

Pursuant to Canadian National Policy (52-110) with respect to Audit Committee Disclosure, the charter of the Company’s Audit Committee and other related information required to be disclosed have been disclosed in the Company’s Annual Information Circular with respect to the Company’s upcoming Annual & Special Shareholder’s meeting which is scheduled to take place on June 22, 2007.  The Information Circular (Exhibit 20.4 – Attached

herewith) includes the Company’s Audit Committee Disclosure under Form 52-110F2.

The Company does not have a remuneration committee or an executive committee largely due to its size.

Item 6.D - Employees

The Company’s Canadian Head Office, as of December 31, 2006 employs 47 people (December 31, 2005: 36) consisting of staff and management.  During the year ended December 31, 2006, the Company reduced its work force pursuant to the sale of the APGN and the closure of the Company’s Armenian operations.  As at May 31, 2007, the Company employs 41 people.

The Company’s employees are not represented by a union or other collective bargaining organization and the Company has never experienced a work stoppage by its employees.  The Company believes that its employee relations are good.

Item 6.E - Share Ownership

The number of common shares without par value beneficially (indirectly or directly) owned by Directors and Officers of the Company as of May 31, 2007 is as follows:

Name of Director/Officer and Municipality of Residence	Number of Issued Capital		Percentage of the Total Issued Share Capital*
Bedo H. Kalpakian, Richmond, British Columbia, Canada	230,708 4,498,319	direct(1) indirect(2)	4.63%
Jacob H. Kalpakian, Vancouver, British Columbia, Canada	852,907 4,498,319	direct(1) indirect(2)	5.25%
Gregory T. McFarlane, Las Vegas, Nevada, USA	513	direct(1)	0.0005031%
Neil Spellman, Carlsbad, California, USA	415,000	direct(1)	0.41%
David A. Shore Thornhill, Ontario, Canada	0	direct(1)	0.0%
Penilla Klomp, Richmond, British Columbia, Canada	36,500	direct(1)	0.0358%

* Based on 101,950,795 issued and outstanding common shares as of May 31, 2007.

(1)

Common shares beneficially owned by Directors and Officers (directly) are based on information furnished to the Company by the Directors and Officers.

(2)

Represents 50% of 8,996,639 common shares beneficially owned by Directors and Officers (indirectly) or over which control or direction is exercised is based on information furnished to the Company by the Directors and Officers and which comprises:- 922,633 common shares which are held by Kalpakian Bros. of B.C. Ltd., a private company of which Bedo H. Kalpakian and Jacob H. Kalpakian are the principal shareholders and  8,074,006 shares which are held by Zab Resources Inc. (formerly Bronx Ventures Inc.), a public company of which Bedo H. Kalpakian and Jacob H. Kalpakian are directors and officers.

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

At the Annual & Special General Meeting of the Company’s shareholders which was held on June 30, 2005, (Exhibit 20.3 – Incorporated by reference) the shareholders approved the Audited Consolidated Financial Statements for the year ended December 31, 2004 and the Auditor’s report thereon; fixed the number of Directors for the ensuing year at four; elected Bedo H. Kalpakian, Jacob H. Kalpakian, Neil Spellman and Gregory T. McFarlane as Directors of the Company; re-appointed the Company’s Auditor, Smythe Ratcliffe, Chartered Accountants, for the ensuing year and authorized the Directors to fix the remuneration to be paid to the Auditor.  The shareholders also approved: (a) the deletion of the pre-existing Company Provisions in the Notice of Articles of the Company and in substitution, the adoption of a new form of Articles for the Company pursuant to The Business Corporations Act (British Columbia) (Exhibit 3.2– Incorporated by reference); (b) the increase of the Company’s authorized share capital to an unlimited number of common shares and an unlimited number of preferred shares, issuable in series, in each case without nominal or par value; and (c) the amendment to the Company’s 2004 Stock Option Plan by increasing the maximum number of common shares which may be reserved for issuance pursuant to the Stock Option Plan to 15,866,936 common shares (the “Company’s Amended 2004 Stock Option Plan”) (Exhibit 10.13 - Incorporated by Reference).

As of May 31, 2007, the following incentive stock options to purchase common shares in the capital of the Company were held by employees and consultants of the Company:

Agreement Date	Optionees	Number of Common shares	Exercise price per Share $	Expiry Date
Employees
September 13, 2005	Employees (2)	100,000	0.38	September 13, 2007
June 1, 2006	Employees (2)	12,500	0.27	June 1, 2008
July 5, 2005	Employees (2)	70,000	0.46	July 5, 2007
July 20, 2006	Employees (1)	30,000	0.18	July 20, 2008
August 1, 2006	Employees (2)	75,000	0.18	August 1, 2008
September 13, 2006	Employees (1)	20,000	0.17	September 13, 2008
September 27, 2006	Employees (1)	30,000	0.17	September 27, 2008
December 22, 2006	Employees (30)	3,260,000	0.12	December 22, 2009
April 11, 2007	Employees (1)	800,000	0.18	April 11, 2010
April 11, 2007	Employees (1)	800,000	0.24	April 11, 2010

Consultants
January 3, 2007	Consultants	350,000	0.13	January 3, 2010

	Total:	5,547,500

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7.A - Major shareholders

7.A.1.

As of May 31, 2007, the following persons or corporations beneficially owned, directly or indirectly, or exercised control over shares carrying more than 5% of the issued and outstanding shares of the Company:

Name of Shareholder and Municipality	Number of Issued Capital	Percentage of the Total Issued Share Capital*
CDS & Co., Toronto, Ontario, Canada**	90,013,804	88.29%
Bedo Kalpakian and Jacob Kalpakian***	10,080,254	9.89%

*

Based on 101,950,795 issued and outstanding common shares as of May 31, 2007.

**

CDS & Co. is a depository trust which holds shares on behalf of others and the beneficial holders of these shares are not within the knowledge of the Company.

*** Of these shares, 230,708 common shares are held by Bedo H. Kalpakian directly, 852,907 common shares are held by Jacob H. Kalpakian directly, 922,633 common shares are held by Kalpakian Bros. of B.C. Ltd., a private company of which Bedo H. Kalpakian and Jacob H. Kalpakian are the principal shareholders, 2,540 common shares are held by the mother or Jacob H. Kalpakian and 8,074,006 common shares are owned by Bronx Ventures Inc., a public company of which Bedo H. Kalpakian and Jacob H. Kalpakian are directors and officers.

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

**

CDS & Co. is a depository trust which holds shares on behalf of others and the beneficial holders of these shares are not within the knowledge of the Company.

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

7.A.2. As of December 31, 2006, the Company had 100,234,270 issued and outstanding common shares.  The portion of outstanding securities of the Company held in the United States and the number of recorded holders thereof was 4,178,728 and 36 respectively.

7.A.3. To the best of the Company’s knowledge, the Company is not controlled directly or indirectly by another corporation or by any foreign government or by any other natural or legal person severally or jointly.

7.A.4.  To the best of the Company’s knowledge, there are no known arrangements which may at a subsequent date result in a change of control.

Item 7.B - Related Party Transactions

On November 4, 2002, the Company entered into a Licensing Agreement (Exhibit 10.8 – Incorporated by reference) with Zab Resources Inc. (formerly Bronx Ventures Inc.), (“Zab”) a related company, for the joint development of certain gaming software consisting of three card games (the “three card games software”), as a result of which, the three card games software was equally owned by the Company and Zab.  The Company was the operator of the three card games software and marketed the three card games.  Prior to May 6, 2006, the Company received 60% of all revenues that were generated from the operation of the three card games software and Zab received 40%.  On May 5, 2006, Zab sold its interest in the three card games software to the Company for a consideration of 6,670,000 fully paid and non-assessable common shares in the capital of LVFH at a deemed price of $0.36 per share for a total acquisition cost of $2,401,200 determined by an independent evaluation.  (Exhibit 10.12 – Incorporated by reference) The 6,670,000 common shares of the Company, which have been issued to Zab are restricted from trading until May 1, 2007.  As a result of this sale, Zab will no longer receive any revenues from the Company with respect to the three card games software.  Furthermore, the Company no longer has any online gaming interests in the North American market.  For the twelve month period ended December 31, 2006, the Company has paid to Zab $219,160 which represents Zab’s 40% share of revenues generated from the three card games software (2005: $484,804) (2004: $292,372).

For the twelve month period ended December 31, 2006, Kalpakian Bros. of B.C. Ltd. was paid $360,000. (2005:$270,000) (2004: $180,000).  The principals of Kalpakian Bros. of B.C. Ltd. are Bedo H. Kalpakian and Jacob H. Kalpakian, both Company directors and officers.  Pursuant to a Management Services Agreement (the "Agreement") (Exhibit 10.9 - Incorporated by reference) effective July 1, 2005, the remuneration payable to Kalpakian Bros. is $30,000 per month plus GST.  Kalpakian Bros. is also entitled to reimbursement for all traveling and other expenses incurred by it in connection with performing its services.  The term of the Agreement is for five years and the term automatically extends for additional one-year periods on each anniversary date of the Agreement, unless the Company, not less than 180 days prior to any such anniversary, gives written notice to Kalpakian Bros. that it does not wish to further extend the Agreement.  If the Agreement is terminated by the Company other than for just cause, or is terminated by Kalpakian Bros. for good reason, then Kalpakian Bros. is entitled to be paid the annual remuneration for the unexpired term of the Agreement and is also entitled to immediate vesting of all unvested stock options.  Kalpakian Bros. may terminate the Agreement on giving four months notice.

As of January 7, 2005, Zab, a related company, has acquired for investment purposes, 1,250,000 units of the Company at a price of $0.20 per unit.  Each unit consists of one common share and one-half of one warrant.  One whole warrant is required to purchase one common share at $0.25 per share expiring on January 7, 2007 of which a total of 300,000 share purchase warrants were exercised at $0.25 per common share for total proceeds to the Company of $75,000.

As of December 31, 2006, an amount of $60 is due from a Director.

The Director’s loan outstanding at December 31, 2005 of $4,740 was repaid to the Company on February 9, 2006.

The Company shares office space and certain expenses with Zab, a company related by common management, officers and certain directors.  Rent for the office premises is paid by the Company and Zab is charged for its proportionate share.  As at December 31, 2006, rent received from Zab for shared offices was in the amount of $6,000 (2005: $6,000) (2004: $6,032).  As at March 31, 2007, rent received from Zab for shared offices was in the amount of $2,500 (March 31, 2006: $1,500).

As of January 1, 2005, the Company and Zab no longer have any related party transactions with regards to office expenses, loans, benefits and rent.

During the year ended December 31, 2004, the Company entered into Non-Brokered Private Placement Financing Agreements with Zab, a related company.  The Company has issued to Zab a total of 4,000,000 common shares of the Company at $0.30 and $0.32 per common share for total net proceeds to the Company of $1,225,000.  These shares were restricted from trading until June 20, 2004.

During the year ended December 31, 2004, 2 directors of the Company participated in the Company’s Non-Brokered Private Placement financing dated October 25, 2004, by purchasing an aggregate of 300,000 units at $0.10 per unit.  (For details, please see Item 5.b; Liquidity and Capital Resources)

On January 7, 2005, Zab acquired for investment purposes, 1,250,000 units of the Company at a price of $0.20 per unit.  Each unit consists of one common share and one-half of one warrant.  One whole warrant is required to purchase one common share at $0.25 per share expiring on January 7, 2007.  During the year ended December 321, 2006, Zab exercised 300,000 share purchase warrants at $0.25 per common share to acquire 300,000 common shares of Las Vegas for total proceeds to the Company of $75,000.

LVFH provides office space, telephone and photocopy services, office supplies, reception, accounting, secretarial and other miscellaneous services (the “Services”) to Zab Resources Inc., Colt Capital Corp., Touchdown Capital Inc., and Mountain Capital Inc., respectively and which are all related by common management, officers and directors.  Effective as of March 1, 2007, LVFH invoices each of the aforementioned companies $1,500 per month plus G.S.T. for as long as the Services are required by each of the aforementioned companies.

LVFH is related to the following companies by common management and/or Directors and/or Officers:

-

Zab Resources Inc. (formerly Bronx Ventures Inc.) (“Zab”), a public company listed on the OTC Bulletin Board of which Jacob H, Kalpakian, Bedo H. Kalpakian and Gregory T. McFarlane are officers and directors;

-

Kalpakian Bros. of B.C. Ltd., a private company incorporated under the laws of the Province of British Columbia, the principal shareholders of which are Jacob H. Kalpakian and Bedo H. Kalpakian, directors of the Company;

-

Colt Capital Corp., a reporting issuer in the provinces of Alberta, British Columbia and Ontario the securities of which have been recently listed on the CNQ Stock Exchange.  Colt Capital Corp. was incorporated in the Province of Alberta and has been continued into the Province of British Columbia;

-

Mountain Capital Inc. (“Mountain”) a public company listed on the TSX Venture Exchange of which Jacob H. Kalpakian and Bedo H. Kalpakian are officers, directors and principal shareholders;

-

Touchdown Capital Inc. (“Touchdown”) a public company listed on the TSX Venture Exchange of which Jacob H. Kalpakian, Bedo H. Kalpakian and Neil Spellman are directors and principal shareholders.

Item 7.C. Interests of Experts and counsel

Not Applicable

ITEM 8. FINANCIAL INFORMATION

Item 8.A. Consolidated Statements and Other Financial Information

The Company’s Audited Consolidated Financial Statements for the year ended December 31, 2006 and 2005 are included in Item 17 of this report.

Item 8.A. 7. Legal Proceedings

The Company's corporate legal counsel is Anfield, Sujir, Kennedy & Durno, Barristers and Solicitors, Attn: Michael Kennedy, 1600 – 609 Granville Street, Vancouver, BC, Canada V7Y 1C5 [telefax number: (604) 669-3877].

During the year ended December 31, 2004, the Company was involved in a lawsuit with an arm’s length third party (“Third Party”) for patent infringement.  Even though Management of the Company was of the opinion that the lawsuit was frivolous and of no merit, nevertheless Management decided that it would be more prudent and cost effective to have an amicable out-of-court settlement.  The Company reached an out-of-court settlement, by entering into a License and Settlement Agreement dated February 17, 2005, (the “License and Settlement Agreement”) (Exhibit 10.1- Incorporated by reference) whereby the Company had agreed to pay to the Third Party a series of royalty payments, not to exceed the sum of US$200,000 which was payable as follows:

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

Item 8.B. Significant Changes.

During the year ended December 31, 2006 the Company sold its Action Poker Network as a result of the Unlawful Internet Gambling Enforcement Act of 2006 (the “UIGE Act”).  As of December 31, 2006, and up until May 31, 2007, there were no significant changes in the affairs of the Company.

ITEM 9. THE OFFER AND LISTING

Item 9.A. (4) Listing Details

The common shares of the Company were listed on the Vancouver Stock Exchange, British Columbia, on September 15, 1983.  Effective on November 29, 1999, the Vancouver Stock Exchange became known as the Canadian Venture Exchange (“CDNX”) as a result of the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange.  During 2002, the CDNX changed its name to the TSX Venture Exchange (referred to as “TSX Venture”) pursuant to the Toronto Stock Exchange’s acquisition of the CDNX.  The following table sets forth the market price (Canadian dollar), range and trading volume of the common shares on the TSX Venture for the periods indicated.  The current trading symbol of the Company's common shares listed on the TSX Venture is "LVH".  The closing market price on May 31, 2007 was Canadian $0.18 per common share on the TSX Venture (May 31, 2006: $0.28).

TSX Venture Exchange (“TSX Venture”)

(formerly known as the Canadian Venture Exchange)

Trading Range (Canadian $)

Five Most Recent Financial Years	High $	Low $	Volume
2002	0.20	0.04	9,597,550
2003	0.495	0.01	50,031,230
2004	0.40	0.09	56,935,312
2005	0.83	0.235	130,789,270
2006	0.435	0.075	56,663,566

TSX Venture Exchange – (Canadian)

Two Most Recent Financial Years
Year 2005	High $	Low $	Volume
Jan 1 – Mar 31	0.68	0.235	38,836,100
Apr 1 – Jun 30	0.83	0.51	48,401,700
Jul 1 – Sep 30	0.63	0.36	29,229,070
Oct 1 – Dec 31	0.45	0.335	14,322,400
Year 2006	High $	Low $	Volume
Jan 1 – Mar 31	0.435	0.27	13,935,850
Apr 1 – Jun 30	0.375	0.205	17,148,047
Jul 1 – Sep 30	0.225	0.13	8,171,793
Oct 1 – Dec 31	0.23	0.075	17,407,876
Year 2007	High $	Low $	Volume
Jan 1 – Mar 31	0.34	0.16	13,355,495
Six Most Recent Months	High $	Low $	Volume
December 2006	0.205	0.15	4,474,061
January 2007	0.34	0.16	5,790,900
February 2007	0.315	0.24	5,230,700
March 2007	0.27	0.18	2,333,895
April 2007	0.275	0.21	3,054,640
May 2007	0.215	0.18	1,848,490

Effective July, 1999 the Company’s common shares commenced trading in the U.S.A. on the OTC Bulletin Board under the symbol "LVFHF".  The following table sets forth the market price (US$), range and trading volumes of the common shares of the Company on the OTC Bulletin Board for the periods indicated:-

OTC Bulletin Board Trading Range (US $)

Five Most Recent Financial Years	High $	Low $	Volume
2002	0.15	0.02	2,224,700
2003	0.37	0.02	4,964,163
2004	0.30	0.075	2,048,186
2005	0.685	0.17	8,986,600
2006	0.41	0.068	3,096,571

Two Most Recent Financial Years
Year 2005	High $	Low $	Volume
Jan 1 – Mar 31	0.55	0.17	4,672,700
Apr 1 – Jun 30	0.685	0.42	2,160,100
Jul 1 – Sep 30	0.53	0.31	1,294,300
Oct 1 – Dec 31	0.44	0.30	859,500
Year 2006	High $	Low $	Volume
Jan 1 – Mar 31	0.41	0.24	889,239
Apr 1 – Jun 30	0.335	0.164	513,743
Jul 1 – Sep 30	0.20	0.137	761,387
Oct 1 – Dec 31	0.195	0.068	932,202
Year 2007	High $	Low $	Volume
Jan 1 – Mar 31	0.28	0.135	340,375
Six Most Recent Months	High $	Low $	Volume
December 2006	0.195	0.133	167,762
January 2007	0.27	0.135	130,205
February 2007	0.28	0.18	179,400
March 2007	0.24	0.17	30,770
April 2007	0.22	0.187	113,125
May 2007	0.19	0.153	26,100

Effective September 1, 2000, the Company’s common shares were listed for trading on the Third Market Segment of the Berlin Stock Exchange under the symbol "LVH".  The following table sets forth the market price (Euro €), range and trading volumes of the common shares of the Company on the Berlin Stock Exchange for the periods indicated:-

Berlin Stock Exchange (Third Market Segment)– (Euro €)

Two Most Recent Financial Years
Year 2005	High€	Low €	Volume
Jan 1 – Mar 31	0,36	0,11	8,000
Apr 1 – Jun 30	0,5	0,31	703,320
Jul 1 – Sep 30	0,43	0,24	233,400
Oct 1 – Dec 31	0,34	0,22	30,000
Year 2006	High€	Low €	Volume
Jan 1 – Mar 31	0,27	0,19	0
Apr 1 – Jun 30	0,26	0,14	22,800
Jul 1 – Sep 30	0,15	0,07	30,000
Oct 1 – Dec 31	0,12	0,02	0
Year 2007	High€	Low €	Volume
Jan 1 – Mar 31	0,18	0,09	0
Six Most Recent Months	High€	Low €	Volume
December 2006	0,11	0,82	0
January 2007	0,18	0,09	0
February 2007	0,18	0,14	0
March 2007	0,15	0,11	0
April 2007	0,15	0,13	0
May 2007	0,14	0,10	0

Effective February 27, 2006, the Company’s common shares were listed for trading on the Frankfurt Stock Exchange under the symbol "LVH".  The following table sets forth the market price (Euro €), range and trading volumes of the common shares of the Company on the Frankfurt Stock Exchange for the periods indicated:-

Frankfurt Stock Exchange – (Euro €)

Year 2006	High€	Low €	Volume
Jan 1 – Mar 31	0,31	0,24	93,500
Apr 1 – Jun 30	0,26	0,14	6,901,780
Jul 1 – Sep 30	0,15	0,07	342,970
Oct 1 – Dec 31	0,12	0,03	335,640
Year 2007	High €	Low €	Volume
Jan 1 – Mar 31	0,19	0,09	318,750
Six Most Recent Months	High€	Low €	Volume
December 2006	0,11	0,08	32,256
January 2007	0,19	0,09	178,750
February 2007	0,18	0,14	0
March 2007	0,15	0,11	140,000
April 2007	0,15	0,13	10,000
May 2007	0,13	0,11	12,000

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

Item 10.A.1.  Share Capital.

The authorized capital of the Company consists of an unlimited number of common and preferred shares without par value of which 101,950,795 common shares are issued and outstanding as of May 31, 2007.  There are no preferred shares outstanding.

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

Capital Stock

Unlimited number of common shares without par value

Unlimited number of preferred shares without par value

Outstanding Share Data	Number of Common Shares	Number of Preferred Shares	Exercise ($) Price per common share	Expiry Dates
Issued and Outstanding as at May 31, 2007	101,950,795	Nil	N/A	N/A
Stock Options	11,557,500	Nil	$0.12 to 0.46	July 5/07 - April 11/10
Fully Diluted as at May 31, 2007	113,508,295	Nil	N/A	N/A

Item 10.A.4. Warrants

During the year ended December 31, 2006, the Company issued 465,000 common shares of the Company to various warrant holders as a result of the exercising of warrants at prices ranging from $0.10 to $0.25 per common share for total proceeds to the Company of $99,000.

The following summarizes the warrants that have been granted, exercised, cancelled or expired during the years ended December 31, 2006 and 2005:

		Weighted
		Average
	Number	Exercise
	of Warrants	Price

Balance, December 31, 2004		$ 0.19
Granted	8,742,750	$ 0.82
Exercised	(2,430,000)	$ 0.19

Balance, December 31, 2005		$ 0.59
Granted	0	N/A
Exercised	(465,000)	$ 0.10 - 0.25
Expired	(4,550,000)	$ 0.20

Balance, December 31, 2006	7,942,750	$ 0.84

At December 31, 2006 and 2005, the following warrants are exercisable and outstanding. Each warrant entitles the holder to purchase one common share of the Company at the exercise price per common share with the following expiry dates:

	Exercise	Number of Warrants
Expiry Date	Price	2006	2005

October 31, 2006	$ 0.20	0	3,775,000
October 31, 2006	$ 0.10	0	90,000
November 8, 2006	$ 0.20	0	850,000
January 7, 2007 (expired subsequent to year end)	$ 0.25	1,700,000	2,000,000
May 13, 2007 (expired subsequent to year end)	$ 1.00	6,242,750	6,242,750

Total warrants outstanding and
exercisable	$ 0.10 to $ 1.00	7,942,750	12,957,750

The following summarizes the officer, director, employee and consultant stock options that have been granted, exercised, cancelled and expired during the three month period ended March 31, 2007.  The options vest 25% on grant and thereafter 25% every six months.

	Number	Weighted Average
	of Options	Exercise Price

Balance, December 31, 2006	13,653,000	$ 0.15
Granted	350,000	$ 0.12
Cancelled	0	N/A
Exercised	(266,500)	$0.13
Expired	(2,182,000)	$0.27

Balance, March 31, 2007	11,554,500	$0.13

All warrants have been issued pursuant to resolutions of the Board of Directors of the Company.

Item 10.A.5. Stock Options

From time to time the Company grants stock options to employees, officers, directors and consultants pursuant to the rules and regulations of the Venture Exchange (“TSX Venture”).  During the year ended December 31, 2006, 5,549,000 stock options expired unexercised and as a result the Company granted 9,815,000 stock options to directors, officers and employees.

During 2004, the Company’s shareholders adopted and approved the Company’s 2004 Stock Option Plan (the “2004 Plan”).  The 2004 Plan, which has received the approval of the TSX Venture, reserved 11,290,154 common shares for issuance representing 20% of the Company’s issued and outstanding common shares on April 12, 2004.  At the Annual and Special General Meeting of the Company’s shareholders, which was held on June 30, 2005, the shareholders approved the amendment to the Company’s 2004 Plan by increasing the maximum number of common shares that may be reserved for issuance pursuant to the Stock Option Plan to 15,866,936 common shares (the “Company’s Amended 2004 Stock Option Plan”).  (See Exhibit 10.13 - Incorporated by reference)  Pursuant to the Company’s Amended 2004 Stock Option Plan that has received TSX Venture approval, the Company grants stock options to employees, directors, officers and consultants.  As at December 31, 2006, there are 1,034,844 stock options available for granting.  The number available for granting is based on the difference between the reserved number of options available for issuance (15,866,936) less outstanding stock options (December 31, 2006: 13,653,000) less the number of stock options exercised since May 12, 2005 up to and including December 31, 2006 (1,179,092) (15,866,936 - 13,653,000 - 1,179,092 = 1,034,844).

The following summarizes the officer, director, employee and consultant stock options that have been granted, exercised, cancelled and expired during the years ended December 31, 2006 and 2005.  The options vest 25% on grant and thereafter 25% every six months.

	Number	Weighted Average
	of Options	Exercise Price

Balance, December 31, 2004		$ 0.16
Granted	1,825,000	$ 0.35
Cancelled	0	N/A
Exercised	(2,740,500)	$ 0.17
Expired	(278,500)	$ 0.21

Balance, December 31, 2005		$ 0.19
Granted	9,815,000	$ 0.12
Cancelled	0	N/A
Exercised	(584,592)	$ 0.16
Expired	(5,549,000)	$ 0.17
Balance, December 31, 2006	13,653,000	$ 0.15

At December 31, 2006 and 2005, the following stock options are outstanding.  The options entitle the holders to purchase the stated number of common shares at the exercise price per common share with the following expiry dates:

	2006			2005
	Options Outstanding			Options Outstanding
	Weighted			Weighted
	Average	Number of	Aggregate	Average	Number of	Aggregate
Expiry	Exercise	Shares Under	Intrinsic	Exercise	Shares Under	Intrinsic
Date	Price	Option	Value	Price	Option	Value

2006	$ 0.00	0	$ 0	$ 0.16	5,765,592	$ 115,394
2007	$ 0.22	3,888,000	61,710	$ 0.22	4,206,000	64,230
2008	$ 0.20	265,000	0	$ 0.00	0	0
2009	$ 0.12	9,500,000	0	$ 0.00	0	0
	$ 0.15	13,653,000	$ 61,710	$ 0.19	9,971,592	$ 179,624

	2006			2005
	Options Exercisable			Options Exercisable
	Weighted			Weighted
	Average	Number of	Aggregate	Average	Number of	Aggregate
Expiry	Exercise	Shares Under	Intrinsic	Exercise	Shares Under	Intrinsic
Date	Price	Option	Value	Price	Option	Value

2006	$ 0.00	0	$ 0	$ 0.16	4,444,030	$ 87,914
2007	$ 0.22	3,815,500	3,763,000	$ 0.20	2,776,375	47,049
2008	$ 0.22	87,500	4,098,000	$ 0	0	0
2009	$ 0.12	2,375,000	0	$ 0	0	0
	$ 0.18	6,278,000	$7,861,000	$ 0.18	7,220,405	$ 134,963

As at March 31, 2007, there are 2,866,844 stock options available for granting.  The number available for granting is based on the difference between the reserved number of options available for issuance (15,866,936) less outstanding stock options at March 31, 2007 (11,554,500) less the number of stock options exercised since May 12, 2005 up to and including March 31, 2007 (1,445,592); (15,866,936 less 11,554,500 less 1,445,592 equals 2,866,844).

The following summarizes the officer, director, employee and consultant stock options that have been granted, exercised, cancelled and expired during the three month period ended March 31, 2007.  The options vest 25% on grant and thereafter 25% every six months.

	Number	Weighted Average
	of Options	Exercise Price

Balance, December 31, 2006	13,653,000	$ 0.15
Granted	350,000	$ 0.12
Cancelled	0	N/A
Exercised	(266,500)	$0.13
Expired	(2,182,000)	$0.27

Balance, March 31, 2007	11,554,500	$0.13

Item 10.A.6. History of Share Capital

There are no special voting rights attached to any of the Company’s issued and outstanding common shares which were all issued for cash or in the case of Finder’s Fees, or agent’s warrants or member sponsorship fees or broker’s compensation warrants for services rendered.

CAPITAL STOCK

At the Annual and Special General Meeting of the Company’s shareholders, which was held on June 30, 2005, the shareholders approved the deletion of the pre-existing Company Provisions in the Notice of Articles of the Company and, in substitution, the shareholders approved the adoption of a new form of Articles for the Company pursuant to The Business Corporations Act (British Columbia) (Exhibit 3.2 – Incorporated by reference).  Furthermore, the shareholders approved the increase of the Company’s authorized capital stock to an unlimited number of common shares and an unlimited number of preferred shares, issuable in series, in each case without nominal or par value.

Authorized:

Preferred shares without par value – unlimited (none issued)

Common shares without par value – unlimited

The Company received TSX Venture approval on October 30, 2006 to commence a normal course issuer bid.  Under the bid, which would be conducted pursuant to the rules of the TSX Venture, the Company may purchase up to 8,913,000 of its common shares (the "Common Shares") representing approximately 8.9% of the Company's issued and outstanding Common Shares.  The Company has until November 3, 2007 to purchase any or all its Common Shares.  The price at which the Company may purchase its Common Shares will be the market price thereof at the time of acquisition. Purchases of Common Shares will be made in the open market through the facilities of the TSX Venture.  Any Common Shares acquired by the Company will be cancelled.  Purchases under the bid will be made on behalf of the Company by Scotia McLeod. As of May 31, 2007, the Company has not commenced acquiring any of its Common Shares.

The numbers of shares issued are as follows:

	Number		Contributed
Common shares	of Shares	Amount	Surplus

Balance, December 31, 2003	52,033,270	14,345,780	379,297
Exercise of stock options for cash	2,375,408	424,318	0
Reclassification of contributed
surplus on exercise of options	0	251,003	(251,003)
Private placements
Net proceeds	15,450,000	2,278,000
Stock-based compensation	0	0	2,323,004

Balance, December 31, 2004	69,858,678	17,299,101	2,451,298
Exercise of stock options for cash	2,740,500	463,360	0
Exercise of warrants for cash	2,430,000	428,000	0
Reclassification of contributed
surplus on exercise of options	0	474,343	(474,343)
Private placements,
net of proceeds	17,485,500	8,432,031	0
Stock-based compensation	0	0	329,399

Balance, December 31, 2005	92,514,678	27,096,835	2,306,354
Exercise of stock options for cash	584,592	93,755	0
Exercise of warrants for cash	465,000	99,000	0
Reclassification of contributed
surplus on exercise of options	0	102,029	(102,029)
Acquisition of three card games
software	6,670,000	2,401,200	0
Stock-based compensation	0	0	513,391

Balance, December 31, 2006	100,234,270	$29,792,819	$2,717,716

Item 10.B. Memorandum and Articles of Association. This information has been reported previously. [Exhibit 3.1 - Incorporated by reference and Exhibit 3.2 – Incorporated by reference.]

Item 10.C. Material Contracts

On November 4, 2002, the Company entered into a Licensing Agreement (Exhibit 10.8 – Incorporated by reference) with Zab Resources Inc. (formerly Bronx Ventures Inc.), (“Zab”) a related company, for the joint development of certain gaming software consisting of three card games (the “three card games software”), as a result of which, the three card games software was equally owned by the Company and Zab.  The Company was the operator of the three card games software and marketed the three card games.  Prior to May 6, 2006, the Company received 60% of all revenues that were generated from the operation of the three card games software and Zab received 40%.  On May 5, 2006, Zab sold its interest in the three card games software to the Company for a consideration of 6,670,000 fully paid and non-assessable common shares in the capital of LVFH at a deemed price of $0.36 per share for a total acquisition cost of $2,401,200 determined by an independent valuation (Exhibit 10.12 – Incorporated by reference). The 6,670,000 common shares of the Company, which have been issued to Zab are restricted from trading until May 1, 2007.  As a result of this sale, Zab will no longer receive any revenues from the Company with respect to the three card games software.  Furthermore, the Company no longer has any online gaming interests in the North American market.  For the twelve month period ended December 31, 2006, the Company has paid to Zab $219,160 which represents Zab’s 40% share of revenues generated from the three card games software (2005: $484,804) (2004: $292,372).

On September 29, 2006, both Houses of the U.S. Congress passed the Safe Port Act, onto which was attached the

Unlawful Internet Gambling Enforcement Act of 2006 (the “UIGE Act”).  The UIGE Act prohibits the acceptance or use of any payment instrument in any financial transaction involving Internet gambling.  Consequently, the Company decided that its licensed operating Antiguan subsidiary, Action Poker Gaming Inc. (“Action”), cease taking deposits from U.S. based players as of October 13, 2006 and sold Action, which included all of the Action Poker brands, the operating infrastructure of Action, APG Enterprises Costa Rica S.A., Action Commerce Limited, Guardian Commerce Limited and an undivided interest in the software that is used by Action to run the Action Poker Network  and the Company’s licensed online casino software (collectively referred to as the “APGN”) for a selling price of US$2,600,000 to Playsafe Holding Ltd. (“Playsafe”), a wholly owned subsidiary of Playsafe Holding AS (Norway), a public company listed in Norway.  On November 24, 2006, the Company received TSX Venture Exchange (“TSX”) approval and closed the sale.  In respect to this arm’s length transaction, a finder’s fee of US$75,000 was paid to an arm’s length third party.  As a result of this sale, the Company no longer has any online gaming interests in the North American market. (See Exhibits 10.14* and 10.14.1*– Attached Herewith)

Item 10.D. Exchange Controls

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

Item 10. F. Dividends and Paying Agents

Not Applicable.

Item 10. G. Statement by Experts

Not Applicable

Item 10. H. Documents on Display

We have filed this Annual Report on Form 20-F with the Securities and Exchange Commission under the Securities Exchange Act of 1934. Statements made in this annual report as to the contents of any contract, agreement or other document referred to are not necessarily complete.  With respect to each such contract, agreement or other document filed as an exhibit to this annual report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

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

(iii)

Credit risk

The Company is exposed to credit risk with respect to its accounts receivable and amounts due from Licensees.  Risks on accounts receivable from major Internet payment processors were minimal.

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

In connection with the audit of our consolidated financial statements for the fiscal year ended December 31, 2006, our independent auditors informed us that although all transactions were diligently and accurately accounted for, they had discovered deficiencies with respect to appropriate controls over Corporate Governance and which may lead to non-compliance with the policies of the Canadian Securities Administration and the regulations and requirements of the B.C.Securities Commission.  We have initiated corrective actions to address these internal control deficiencies, and will continue to evaluate the effectiveness of our disclosure controls and procedures on an ongoing basis, taking corrective actions as appropriate.

.

(b)

CHANGES IN INTERNAL CONTROLS.  Please see Item 15 II (a) Evaluation of internal controls.

(Exhibits 31.1* and 31.2*- Attached herewith)

ITEM 16. AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANT FEES

16.A. Audit Committee Financial Expert

The financial experience of Bedo H. Kalpakian, including his experience serving as Chief Financial Officer of other public companies and a private company, and his experience in actively supervising principal financial officers, principal accounting officers, accountants, controllers and auditors determines that he is an audit committee financial expert within the meaning of the U.S. Sarbanes-Oxley Act of 2002.  (See Item 6.C.3. in this report for further details on the Audit Committee.)

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

The Code of Ethics can be accessed electronically at http://www.LVFH.com .

Item 16.C. Auditor’s Fees & Services

The aggregate fees charged to the Company by the external auditor in each of the last three fiscal years is as follows:

	FYE 2004	FYE 2005	FYE 2006
Audit fees for the year ended	$31,500	$ 92,000	$ 92,531
Audit related fees	$5,317	$ 1,861	$ 2,700
Tax fees	$1,400(1)	$ 2,000(1)	$ 2,000(1)
All other fees (non-tax)	-	$13,400(2)	$ 6,800(2)
Total Fees:	$38,217	$109,261	$104,031

(1)

These fees are for preparation and filing of the Company's tax return.

(2)

These fees are for the review of 2005 quarterly filings, compilation of forecasts, research related to Scientific Research and Experimental Development (SR&ED) qualifications and calculation of stock based compensation.

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

ITEM 17.  FINANCIAL STATEMENTS

The Company’s Consolidated Audited Financial Statements for the year ended December 31, 2006 and 2005 together with the report of the auditors, Smythe Ratcliffe, Chartered Accountants, are filed as part of this annual report.  The

Company's consolidated audited financial statements are stated in Canadian dollars (Cdn$) and are prepared in accordance with Canadian generally accepted accounting principles.

Report of Independent Registered Public Accounting Firm

Comment by Independent Auditors for United States Readers

on Canada/United States Reporting Conflict

Consolidated Balance Sheets as at December 31, 2006 and December 31, 2005

Consolidated Statements of Operations and Deficit for the years ended

December 31, 2006, 2005 and 2004

Consolidated Statements of Cash Flows for the years ended

December 31, 2006, 2005 and 2004

Notes to the Consolidated Financial Statements

pages 48 - 73

All schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

LAS VEGAS FROM HOME.COM

ENTERTAINMENT INC.

Consolidated Financial Statements

December 31, 2006

(Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE STOCKHOLDERS OF LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

We have audited the consolidated balance sheets of Las Vegas from Home.com Entertainment Inc. as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years ended December 31, 2006, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years ended December 31, 2006, 2005 and 2004 in accordance with Canadian generally accepted accounting principles.  Accounting principles generally accepted in Canada differ in certain significant respects from accounting principles generally accepted in the United States of America and are discussed in note 18 to the consolidated financial statements.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada

March 14, 2007

COMMENTS BY AUDITORS FOR US READERS ON CANADA-US REPORTING DIFFERENCES

In the United States, reporting standards of the Public Company Accounting Oversight Board for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going-concern, such as those described in note 1 to the financial statements. The Company sold a subsidiary, which was a major source of revenue as described in note 4 to the financial statements.  Our report to the shareholders dated March 14, 2007 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada

March 14, 2007

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Consolidated Balance Sheets

December 31

(Canadian Dollars)

	2006	2005

Assets

Current
Cash and cash equivalents	$8,273,201	$8,408,620
Marketable securities (note 7)	0	379,236
Accounts receivable (note 8)	425,611	1,801,274
Due from related parties (note 14)	60	4,740
Prepaids and security deposits	15,000	27,499
	8,713,872	10,621,369
Equipment and Software Development (note 9)	903,483	2,198,239

Total Assets	$9,617,355	$12,819,608

Liabilities

Current
Accounts payable and accrued liabilities (note 10)	$472,427	2,111,066
Obligation under capital lease (note 12)	1,019	20,268
Due to related parties (note 14(b))	5,196	60,929
	478,642	2,192,263
Obligation Under Capital Lease (note 12)	0	2,550

Total Liabilities	478,642	2,194,813

Stockholders' Equity

Capital Stock (note 13)	29,792,819	27,096,835
Contributed Surplus (note 13)	2,717,716	2,306,354
Deficit	(23,371,822)	(18,778,394)

	9,138,713	10,624,795

Total Liabilities and Stockholders' Equity	$9,617,355	$12,819,608

Commitments and Subsequent Events (notes 17 and 19)

“Bedo H. Kalpakian”

.....................................................................  Director

Bedo H. Kalpakian

“Neil Spellman”

.....................................................................  Director

Neil Spellman

See notes to financial statements

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Consolidated Statements of Operations and Deficit

Years Ended December 31

(Canadian Dollars) (note 4)

	2006	2005	2004
Revenues	$748,425	$0	$0
Interest Income	109,593	76,210	3,046
	858,018	76,210	3,046
Expenses
Advertising and promotion	457,204	26,890	3,945
Amortization	561,377	359,563	150,086
Salaries and benefits	2,819,595	1,141,279	2,130,777
Rent, office and miscellaneous	475,534	259,571	198,197
Consulting and professional fees	380,404	231,656	994,550
Travel, meals and entertainment	271,258	280,686	172,233
Management fees	360,000	270,000	180,000
Bank charges, interest and foreign exchange
recovery	(46,001)	(42,346)	(9,944)
Legal, accounting and audit	264,246	131,122	22,054
Donations	16,000	51,500	0
Regulatory and transfer agent fees	22,419	38,822	10,357
Shareholder communication	5,512	17,116	9,424
	5,587,548	2,765,859	3,861,679
Loss Before Other Items	(4,729,530)	(2,689,649)	(3,858,633)
Other Items
Loss on marketable securities	(119,019)	(167,927)	(39,301)
Loss on sale of investments	0	0	(35,830)
Gain (loss) on settlement of lawsuit	0	97,382	(240,400)
	(119,019)	(70,545)	(315,531)
Net Loss after Other Items	(4,848,549)	(2,760,194)	(4,174,164)
Income(loss) from Discontinued Operations, net of taxes (note 4)
Discontinued operations	1,139,955	3,848,935	(1,172,348)
Loss on sale of Action Poker	(884,834)	0	0
Gain (loss) from discontinued operations, net of tax	255,121	3,848,935	(1,172,348)
Net Income (loss)	(4,593,428)	1,088,741	(5,346,512)
Deficit, Beginning of Year	(18,778,394)	(19,867,135)	(14,520,623)
Deficit, End of Year	$(23,371,822)	$(18,778,394)	$(19,867,135)
Basic Loss Per Share, Before Discontinued Operations	$ (0.05)	$ (0.03)	$ (0.07)
Basic Earnings (Loss) Per Share, Effect of Discontinued Operations	$ 0.00	$ 0.05	$ (0.02)
Basic Earnings (Loss) Per Share	$ (0.05)	$ 0.01	$ (0.09)
Diluted Earnings Per Share	N/A	$ 0.01	N/A
Weighted Average Number of Common Shares
Outstanding – Basic	97,236,825	84,337,774	58,428,307

See notes to financial statements

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Consolidated Statements of Cash Flows

Years Ended December 31

(Canadian Dollars)

	2006	2005	2004
Operating Activities
Net income (loss)	$(4,593,428)	$1,088,741	$(5,346,512)
Items not involving cash
Amortization	561,377	382,655	168,108
Capitalization of deferred amortization
on software development	0	7,677	11,977
Stock-based compensation	513,392	329,399	2,323,004
Gain on sale of equipment and investments	0	0	42,011
Loss on sale of subsidiary	884,834	0	0
Loss on sale of marketable securities	119,019	0	0
Write-down of marketable securities	0	167,927	39,301
License fee from settlement	0	0	240,400
Loss on settlement of lawsuit	0	(97,382)	0
	(2,514,806)	1,879,017	(2,521,711)
Changes in Non-Cash Working Capital
Accounts receivable	410,204	(602,543)	(1,024,338)
Prepaids and security deposits	(4,942)	75,400	(17,858)
Due from related party	4,680	371,347	(230,515)
Customer deposits, accounts payable and
accrued liabilities	(646,643)	847,209	955,631
Due to related parties	(55,733)	52,404	544
	(292,434)	743,817	(316,536)
Cash Provided by (Used in) Operating
Financing Activities
Common shares issued, net of issue costs	192,755	8,573,391	2,702,318
Subscriptions received	0	0	750,000
Other obligations	0	(516,008)	275,608
Capital lease payments	(21,799)	(20,276)	(14,282)
Cash Provided by Financing Activities	170,956	8,037,107	3,713,644
Investing Activities
Proceeds on sale of marketable securities	310,317	0	173,839
Purchase of marketable securities	(50,100)	(546,780)	(238,160)
Purchase of equipment	0	(704,245)	(168,514)
Proceeds from sale of subsidiary (note 4)	2,751,774	0	0
Additions to software development	(511,126)	(979,579)	(659,979)
Cash Provided by (Used in) Investing Activities	2,500,865	(2,230,604)	(892,814)
Inflow (Outflow) of Cash	(135,419)	8,429,337	(17,417)
Cash and Cash Equivalents (Cheques Issued in
Excess of Funds on Deposit), Beginning of Year	8,408,620	(20,717)	(3,300)
Cash and Cash Equivalents (Cheques Issued in
Excess of Funds on Deposit), End of Year	$8,273,201	$8,408,620	$(20,717)
Supplementary Information
Shares issued for acquisition of three card games software	$2,401,200	$0	$0
Interest paid	$2,721	$6,864	$34,545

See notes to financial statements

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(Canadian Dollars)

Notes to Consolidated Financial Statements

1.

Nature of Operations

The principal business of the Company and its Antiguan subsidiary, Action Poker Gaming Inc. (“Action”) was the development and marketing of software for online multi-player interactive card games.

On September 29, 2006, both Houses of the U.S. Congress passed the Safe Port Act, onto which was attached the Unlawful Internet Gambling Enforcement Act of 2006 (the “UIGE Act”).  The UIGE Act prohibits the acceptance or use of any payment instrument in any financial transaction involving Internet gambling.  Consequently, the Company decided that its licensed operating Antiguan subsidiary, Action Poker Gaming Inc. (“Action”), cease taking deposits from U.S. based players as of October 13, 2006 and sold Action, which included all of the Action Poker brands, the operating infrastructure of Action, APG Enterprises Costa Rica S.A., Action Commerce Limited, Guardian Commerce Limited and an undivided interest in the software that is used by Action to run the Action Poker Network (collectively referred to as the “APGN”) for a selling price of US$2,600,000 to Playsafe Holding Ltd. (“Playsafe”), a wholly owned subsidiary of Playsafe Holding AS (Norway), a public company listed in Norway.  On November 24, 2006, the Company received TSX Venture Exchange (“TSX”) approval and closed the sale.  In respect to this arm’s length transaction, a finder’s fee of US$75,000 was paid to an arm’s length third party.  As a result of this sale, the Company no longer has any online gaming interests in the North American market.

As of December 31, 2006, the Company was not operating any card rooms, and therefore it had not sought another hosting facility for its servers.

Action’s operations were located at the facilities of Mohawk Internet Technologies Inc. ("Mohawk"), which acted as its hosting facility for its servers, located on the Kahnawake Mohawk Reserve ("Kahnawake") in Canada.

The gaming and entertainment operations were carried on by Action.  The principal revenues of Action were from collecting rakes, licensing fees and royalties.

During 2005, Action licensed from an arm’s length third party, an online Casino Software (”Online Casino”), which was operated by Action under the URL www.playvegasfromhome.com and which was sold to Playsafe as part of the APGN.

During 2006, the Company incorporated MT Ventures Inc. (“MTV”) a 100% wholly owned Antiguan subsidiary, which is in the business of developing and licensing its online Asian multi-player interactive card games software.

On November 10, 2006, the Company caused to incorporate MT Commerce Limited, a United Kingdom corporation.  It is the Company’s intention that MT Commerce Limited (UK) act as payment processor for the Company and its subsidiaries.  Furthermore, the Company changed the name of its Cypriot subsidiary, APG Enterprises Ltd. to MTO Commerce Ltd.

Although management believes that the Internet gaming related activities of MTV will represent a lawful business, there is the risk that the legality of the Internet gaming related activities of MTV may be challenged by Canadian or other legal authorities.  If the legality of the Internet gaming related activities is challenged and the challenge is sustained, it may have a material adverse impact on the financial affairs of the Company.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(Canadian Dollars)

2.

Going-Concern

These financial statements have been prepared on the basis of accounting principles applicable to a "going-concern" basis, which assumes that Las Vegas From Home.com Entertainment Inc., (the “Company” or “LVFH”) will continue to be in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

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

3.

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and all amounts are expressed in Canadian dollars.  These principles differ in certain respects from those that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States of America. (note 18).

The sale of the Company’s APGN to Playsafe Holding Ltd. on November 24, 2006 was accounted for as a discontinued operation under Canadian generally accepted accounting principles (GAAP) and therefore, the APGN results of operations have been removed from the Company's results of continuing operations for all periods presented in this document.

4.

Discontinued Operations

On November 24, 2006, the Company sold all of the Action Poker brands, the operating infrastructure of Action, APG Enterprises Costa Rica S.A., Action Commerce Limited, Guardian Commerce Limited, the Online Casino and an undivided interest in the software that is used by Action to run the APGN for a selling price of US $2,600,000 to Playsafe, a wholly owned subsidiary of Playsafe Holding AS (Norway), a public company listed in Norway.  In respect to this arm’s length transaction, a finder’s fee of US$75,000 was paid to an arm’s length third party.  As a result of this sale, the Company no longer has any online gaming interests in the North American market.  The results of discontinued operations, less applicable income taxes, have been reported as a separate element of net gain (loss) before extraordinary items for both current and prior periods.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(Canadian Dollars)

4.

Discontinued Operations (Continued)

The operations and cash flows of the component have been eliminated from the ongoing operations of the enterprise as a result of the disposal transaction; and the enterprise will not have any significant continuing involvement in the operations of the component after the disposal transaction.

Summarized selected financial information for the discontinued operations is as follows:

	2006	2005	2004
Revenue	$ 12,073,508	$ 11,645,108	$ 1,980,918
Earnings from discontinued operations, net of tax	$ 1,139,955	$ 3,848,935	$ (1,172,348)
Loss on disposal of APGN	$ 884,834	$ 0	$ 0
Earnings from discontinued operations	$ 255,121	$ 3,848,935	$ (1,172,348)

Cash received from sale of Action Poker Network

Decrease in accounts receivable	$965,459
Decrease in prepaids	17,441
Decrease in equipment & software	3,645,704
Decrease in accounts payable	(991,996)
Loss on sale of Action Poker Network	(884,834)

Cash received from sale of Action Poker Network	$2,751,774

5.

Significant Accounting Policies

a)

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, APG Enterprises Limited (Cyprus), MT Ventures Inc. (Antigua), MT Commerce Limited (UK) and APG Enterprises (Armenia).  All intercompany balances and transactions have been eliminated.

b)

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and Government of Canada Bonds with maturities of less than one year at the date of acquisition.

c)

Marketable securities

Marketable securities are valued at the lower of cost and market at the balance sheet date.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(Canadian Dollars)

5.

Significant Accounting Policies (Continued)

d)

Amortization

Amortization of software and development costs and equipment is calculated on the following bases and annual rates:

Software and development costs

- 5 years straight-line

Computer equipment

- 30% declining-balance

Automobile

- 30% declining-balance

Office furniture

- 20% declining-balance

e)

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

f)

Stock-based compensation

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

g)

Revenue recognition

The Company recognizes revenues from licensees and customers on an accrual basis according to the terms and conditions of each individual license agreement.  Allowances for non-collection of revenues are made when collectibility becomes uncertain.

Prior to the sale of Action Poker, recognition of revenue for each type of revenue was as follows:

(i)

License fees for all licensees

License fees were one-time non-refundable fees, which were for entering into the license agreements.  License fees were recognized when received.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(Canadian Dollars)

5.

Significant Accounting Policies (Continued)

g)

Revenue recognition (Continued)

(ii)

Rake percentages from licensees

Rake revenue earned by the Company was based on negotiated percentages of gross rake revenue as specified in the agreements with licensees, which varied from agreement to agreement.  The Company recognized its percentage of rake revenue at the end of the month based on the rake collected on behalf of the licensees; the balance was then paid out to the licensees in the subsequent month.

(iii)

Administration fees

Administration fees revenue earned by the Company was based on negotiated percentages as specified in the agreements with certain licensees, which varied from agreement to agreement.  The fees charged were for administrative services provided by the Company.  The Company recognized these fees as a percentage of the rake collected on behalf of the licensee on a monthly basis.

(iv)

Rake revenue

Rake revenue from customers coming through the websites of the Company’s subsidiary was collected when a player joined a table, and was non-refundable.  As such, revenue was recognized when a player joined a table.

(v)

The Company had an agreement with Bronx Ventures Inc. (“Bronx”), a related company, whereby Bronx received 40% of the revenue from certain card games.  LVFH reduced its revenue by these amounts (see notes 13(b)(ii) and 14(b)).

(vi)

The Company recognized revenues/losses from its subsidiary’s Online Casino once a player lost or won a wager.

h)

Income taxes

The Company follows the asset and liability method based on the accounting recommendations for income taxes issued by CICA.  Under the asset and liability method future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted income tax rates at each balance sheet date.  Future income tax assets can also result by applying unused loss carry-forwards and other deductions.  The valuation of any future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

i)

Player deposits

Player deposits were included in the Company’s accounts payables, and represented funds deposited by the players.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(Canadian Dollars)

5.

Significant Accounting Policies (Continued)

j)

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

k)

Earnings (loss) per share

Earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the year.

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

The dilutive effect of options and warrants was not reflected in loss per share for 2006 and 2004 as the effect would have been anti-dilutive.

l)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates made in the preparation of these financial statements include accrued liabilities, assumptions of the determination of fair value of stock-based compensation expense, rates of amortization for equipment and software development and determination of valuation allowance for future income tax assets. Management believes the estimates are reasonable; however, actual results could differ from those estimates and would impact future results of operations and cash flows.

m)

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

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(Canadian Dollars)

5.

Significant Accounting Policies (Continued)

n)

Intangible assets

The Company has registered and regularly renews several hundred domain names.  These amounts are insignificant and are expensed when incurred.

6.

Financial Instruments

a)

Fair value

The carrying values of cash and cash equivalents, marketable securities, accounts receivable, customers deposits, accounts payable and accrued liabilities, amounts due to and from related parties, and obligation under capital lease approximate their fair values because of the short-term maturity of these financial instruments.

b)

Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and liabilities.

c)

Credit risk

The Company is exposed to credit risk with respect to its accounts receivable and amounts due from Licensees.  Risks on accounts receivable from major Internet payment processors were minimal.

d)

Foreign currencies

The Company considers the Canadian dollar to be its functional currency and translates the results of foreign operations into Canadian currency using approximately the average exchange rate for the year.  The exchange rate may vary from time to time.  This risk is minimized to the extent that all non-Canadian source revenues and expenses are in US dollars.

e)

Market risk

The Company is exposed to market risk with respect to marketable securities from adverse fluctuations in their market value and in the event the marketable securities are delisted from public trading.

7.

Marketable Securities

	2006	2005

Marketable securities (market value $0; 2005 - $379,236)	$0	$379,236

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(Canadian Dollars)

8.

Accounts Receivable

Accounts receivable is comprised of the following:

	2006	2005

Due from licensees	$338,374	$121,054
Accounts receivable	87,237	117,690
Due from payment processors	0	1,532,292
Security deposits	0	30,238

	$425,611	$1,801,274

9.

Equipment and Software Development

	2006
		Accumulated
	Cost	Amortization	Net

Software and development costs	$526,577	$144,923	$381,654
Computer equipment	803,674	281,845	521,829

	$1,330,251	$426,768	$903,483

	2005
		Accumulated
	Cost	Amortization	Net

Software and development costs	$2,216,060	$457,591	$1,758,469
Computer equipment	589,101	194,048	395,053
Automobile	11,420	1,929	9,491
Office furniture	7,353	719	6,634
Computer equipment under capital lease	64,320	35,728	28,592

	$2,888,254	$690,015	$2,198,239

During 2001, the Company commenced developing its own multi-player interactive card games software.  The amount of $180,901 has been capitalized under software and development costs.  Amortization commenced in 2002 as the software was commercially released during the year.  During 2006, additional amounts of $130,976 consisting of salaries were capitalized as software development costs (2005: $979,579 consisting of salaries - $964,745 and other - $14,834), (2004: $659,979 consisting of salaries - $571,600 and other - $88,379).

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(Canadian Dollars)

10.

Customer Deposits, Accounts Payable and Accrued Liabilities

Customer deposits, accounts payable and accrued liabilities are comprised of the following:

	2006	2005

Accounts payable and accrued liabilities	$472,427	$172,139
Customer deposits	0	1,806,436
Payable to licensees	0	132,491

	$472,427	$2,111,066

11.

Other Obligations

Loan from Interactive

Pursuant to a loan agreement, the loan from Interactive of US $250,000 (Cdn $275,608) was obtained in June 2004, and was payable in monthly instalments equal to 5% of Action’s revenues for the first twelve months and 10% of Action’s revenues thereafter until the repayment of the loan.  The entire amount was fully repaid by the Company on March 15, 2005.  In lieu of interest, the Company was obliged to make monthly bonus payments to Interactive equal to 5% of Action’s revenues for a period of twelve months.  Bonus payments totalling US $20,709 were made up to October 2004.  On April 15, 2005, as consideration for the early repayment of the loan by the Company, Interactive cancelled the loan agreement and has forever forgiven all outstanding and future bonus payments that were payable pursuant to the loan agreement.

The license fee from settlement of US $200,000 (Cdn $240,400) was the maximum amount of a series of royalty payments that were payable to an arm’s length third party (the “Third Party”) as follows:

(i)

four equal instalments of US $25,000 until November 2, 2005;

(ii)

quarterly payments of US $10,000 for every US $1,000,000 of the Company’s cumulative rake income commencing January 1, 2005 for up to US $5,000,000 of the Company’s cumulative rake revenues; and

(iii)

a single payment of US $50,000 for the first subsequent US $5,000,000 of the Company’s cumulative rake revenues after the above-mentioned US $5,000,000 would have been reached.

On May 6, 2005, the Company and the Third Party entered into a modification to “License and Settlement Agreement” of February 17, 2005, whereby the Company paid one final payment of US $90,000 as full and final settlement, and complete release of all the Company’s royalty obligations.  As a result, the Company recorded a gain of Cdn $97,382 in its statements of operations and deficit for the year ended December 31, 2005.

Prior to May 6, 2005, the Company had paid US $25,000 to the Third Party.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(Canadian Dollars)

12.

Obligation Under Capital Lease

The following is the schedule of future minimum lease payments under capital lease:

	2006	2005

2006	$0	$22,811
2007	2,469	2,556

Total minimum lease payments	2,469
Less: Amount representing interest and executory costs	1,450	2,549

Present value of net minimum lease payments	1,019
Less: Current portion	1,019	20,268

Obligation under capital lease	$0	$2,550

13.

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

a)

Authorized:  Unlimited number of common shares and an unlimited number of preferred shares, in each case without par value.  There are no preferred shares issued.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(Canadian Dollars)

13.

Capital Stock (Continued)

b)

Issued:

(i)

The number of shares issued is as follows:

	Number		Contributed
Common shares	of Shares	Amount	Surplus

Balance, December 31, 2003	52,033,270	14,345,780	379,297
Exercise of stock options for cash	2,375,408	424,318	0
Reclassification of contributed
surplus on exercise of options	0	251,003	(251,003)
Private placements
Net proceeds	15,450,000	2,278,000
Stock-based compensation	0	0	2,323,004

Balance, December 31, 2004	69,858,678	17,299,101	2,451,298
Exercise of stock options for cash	2,740,500	463,360	0
Exercise of warrants for cash	2,430,000	428,000	0
Reclassification of contributed
surplus on exercise of options	0	474,343	(474,343)
Private placements,
net of proceeds	17,485,500	8,432,031	0
Stock-based compensation	0	0	329,399

Balance, December 31, 2005	92,514,678	27,096,835	2,306,354
Exercise of stock options for cash	584,592	93,755	0
Exercise of warrants for cash	465,000	99,000	0
Reclassification of contributed
surplus on exercise of options	0	102,029	(102,029)
Acquisition of three card games
software	6,670,000	2,401,200	0
Stock-based compensation	0	0	513,391

Balance, December 31, 2006	100,234,270	$29,792,819	$2,717,716

(ii)

On November 4, 2002, the Company entered into a licensing Agreement with Bronx Ventures Inc., a related company, for the joint development of certain gaming software consisting of three card games (the “three card games software”), as a result of which, the three card games software was equally owned by the Company and Bronx.  On May 5, 2006, Bronx sold its interest in the three card games software to the Company for a consideration of 6,670,000 fully paid and non-assessable common shares of the Company at a deemed price of $0.36 per share determined by the market value of the Company’s common shares, for a total acquisition cost of $2,401,200, determined by an independent valuation.  The 6,670,000 common shares of the Company, which have been issued to Bronx, are restricted from trading until May 1, 2007.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(Canadian Dollars)

13.

Capital Stock (Continued)

b)

Issued (Continued)

(iii)

The Company entered into an agreement on April 20, 2005 with a syndicate of underwriters led by Wellington West Capital Markets Inc. and CIBC World Markets Inc. and including GMP Securities Ltd. and Sprott Securities Inc. (collectively, the “Underwriters”) for a "bought-deal" underwritten private placement of subscription receipts (the "Brokered Offering").  The Brokered Offering closed on May 13, 2005 and on June 30, 2005 at the Company’s Annual and Special General Meeting, the Company’s shareholders approved the increase of the authorized capital stock of the Company to an unlimited number of common shares and an unlimited number of preferred shares, in each case without nominal or par value.  As a result, the Company issued 12,485,500 common shares and 6,242,750 share purchase warrants to various investors for net proceeds of $7,487,689.  Each whole warrant is exercisable for $1 into one common share.  The Company paid the Underwriters an aggregate cash commission of $547,801 and issued a total of 842,771 Broker’s Compensation Warrants (the “Compensation Warrants”), which are exercisable into units at $0.65 per unit.  Each unit consists of one common share in the capital of the Company and one-half of one share purchase warrant.  One whole share purchase warrant is required to purchase one additional common share at $1 per share for a period of two years.  All share purchase warrants expire on May 13, 2007.  The shares, share purchase warrants and compensation warrants, which were issued by the Company on July 13, 2005, had hold periods that expired on September 14, 2005, at which time the share purchase warrants commenced trading on the TSX under the symbol “LVH.WT”.

(iv)

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

(v)

During 2004, the Company closed private placements with Bronx, a related company, for a total of 4,000,000 common shares at prices of $0.30 and $0.32 per common share for net proceeds of $1,225,000.

(vi)

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

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(Canadian Dollars)

13.

Capital Stock (Continued)

b)

Issued (Continued)

(vii)

The Company received TSX approval on October 30, 2006 to commence a normal course issuer bid.  Under the bid, which would be conducted pursuant to the rules of the TSX, the Company may purchase up to 8,913,000 of its common shares (the "Common Shares") representing approximately 8.9% of the Company's issued and outstanding Common Shares.  The Company has until November 3, 2007 to purchase any or all its Common Shares.  The price at which the Company may purchase its Common Shares will be the market price thereof at the time of acquisition. Purchases of Common Shares will be made in the open market through the facilities of the TSX.  Any Common Shares acquired by the Company will be cancelled.  Purchases under the bid will be made on behalf of the Company by Scotia McLeod. As of December 31, 2006, the Company has not commenced acquiring any of its Common Shares.

(viii)

During the year ended December 31, 2006, the Company issued 584,592 common shares of the Company to directors, employees and consultants as a result of exercising stock options at prices ranging from $0.12 to $0.19 per common share for total proceeds to the Company of $93,755.

(ix)

During the year ended December 31, 2005, the Company issued 2,740,500 common shares of the Company to directors, employees and consultants as a result of exercising stock options at prices ranging from $0.12 to $0.20 per common share for total proceeds to the Company of $463,360.

c)

Warrants

During the year ended December 31, 2006, the Company issued 465,000 common shares of the Company to various warrant holders as a result of the exercising of warrants at prices ranging from $0.10 to $0.25 per common share for total proceeds to the Company of $99,000.

The following summarizes the warrants that have been granted, exercised, cancelled or expired during the years ended December 31, 2006 and 2005:

		Weighted
		Average
	Number	Exercise
	of Warrants	Price

Balance, December 31, 2004	6,645,000	$ 0.19
Granted	8,742,750	$ 0.82
Exercised	(2,430,000)	$ 0.19

Balance, December 31, 2005	12,957,750	$ 0.59
Granted	0	N/A
Exercised	(465,000)	$ 0.10 - 0.25
Expired	(4,550,000)	$ 0.20

Balance, December 31, 2006	7,942,750	$ 0.84

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(Canadian Dollars)

13.

Capital Stock (Continued)

c)

Warrants (Continued)

At December 31, 2006 and 2005, the following warrants are exercisable and outstanding. Each warrant entitles the holder to purchase one common share of the Company at the exercise price per common share with the following expiry dates:

	Exercise	Number of Warrants
Expiry Date	Price	2006	2005

October 31, 2006	$ 0.20	0	3,775,000
October 31, 2006	$ 0.10	0	90,000
November 8, 2006	$ 0.20	0	850,000
January 7, 2007 (expired subsequent to year end))	$ 0.25	1,700,000	2,000,000
May 13, 2007	$ 1.00	6,242,750	6,242,750

Total warrants outstanding and
exercisable	$ 0.10 to $ 1.00	7,942,750	12,957,750

d)

Stock options

From time to time the Company grants stock options to employees, officers, directors and consultants pursuant to the rules and regulations of the TSX.  During the year ended December 31, 2006, 5,549,000 stock options expired unexercised and as a result the Company granted 9,815,000 stock options to directors, officers and employees.

During 2004, the Company’s shareholders adopted and approved the Company’s 2004 Stock Option Plan (the “2004 Plan”).  The 2004 Plan, which has received the approval of the TSX, reserved 11,290,154 common shares for issuance representing 20% of the Company’s issued and outstanding common shares on April 12, 2004.  At the Annual and Special General Meeting of the Company’s shareholders, which was held on June 30, 2005, the shareholders approved the amendment to the Company’s 2004 Plan by increasing the maximum number of common shares that may be reserved for issuance pursuant to the Stock Option Plan to 15,866,936 common shares (the “Company’s Amended 2004 Stock Option Plan”).  Pursuant to the Company’s Amended 2004 Stock Option Plan that has received TSX approval, the Company grants stock options to employees, directors, officers and consultants.  As at December 31, 2006, there are 1,034,844 stock options available for granting.  The number available for granting is based on the difference between the reserved number of options available for issuance (15,866,936) less outstanding stock options (December 31, 2006: 13,653,000) less the number of stock options exercised since May 12, 2005 up to and including December 31, 2006 (1,179,092) (15,866,936 - 13,653,000 - 1,179,092 = 1,034,844).

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(Canadian Dollars)

13.

Capital Stock (Continued)

d)

Stock Options (Continued)

The following summarizes the officer, director, employee and consultant stock options that have been granted, exercised, cancelled and expired during the years ended December 31, 2006 and 2005.  The options vest 25% on grant and thereafter 25% every six months.

	Number	Weighted Average
	of Options	Exercise Price

Balance, December 31, 2004	11,165,592	$ 0.16
Granted	1,825,000	$ 0.35
Cancelled	0	N/A
Exercised	(2,740,500)	$ 0.17
Expired	(278,500)	$ 0.21

Balance, December 31, 2005		$ 0.19
Granted	9,815,000	$ 0.12
Cancelled	0	N/A
Exercised	(584,592)	$ 0.16
Expired	(5,549,000)	$ 0.17
Balance, December 31, 2006	13,653,000	$ 0.15

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(Canadian Dollars)

13.

Capital Stock (Continued)

d)

Stock options (Continued)

At December 31, 2006 and 2005, the following stock options are outstanding.  The options entitle the holders to purchase the stated number of common shares at the exercise price per common share with the following expiry dates:

	2006			2005
	Options Outstanding			Options Outstanding
	Weighted			Weighted
	Average	Number of	Aggregate	Average	Number of	Aggregate
Expiry	Exercise	Shares Under	Intrinsic	Exercise	Shares Under	Intrinsic
Date	Price	Option	Value	Price	Option	Value

2006	$ 0.00	0	$ 0	$ 0.16	5,765,592	$ 115,394
2007	$ 0.22	3,888,000	61,710	$ 0.22	4,206,000	64,230
2008	$ 0.20	265,000	0	$ 0.00	0	0
2009	$ 0.12	9,500,000	0	$ 0.00	0	0
	$ 0.15	13,653,000	$ 61,710	$ 0.19	9,971,592	$ 179,624

	2006			2005
	Options Exercisable			Options Exercisable
	Weighted			Weighted
	Average	Number of	Aggregate	Average	Number of	Aggregate
Expiry	Exercise	Shares Under	Intrinsic	Exercise	Shares Under	Intrinsic
Date	Price	Option	Value	Price	Option	Value

2006	$ 0.00	0	$ 0	$ 0.16	4,444,030	$ 87,914
2007	$ 0.22	3,815,500	3,763,000	$ 0.20	2,776,375	47,049
2008	$ 0.22	87,500	4,098,000	$ 0	0	0
2009	$ 0.12	2,375,000	0	$ 0	0	0
	$ 0.18	6,278,000	$7,861,000	$ 0.18	7,220,405	$ 134,963

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(Canadian Dollars)

13.

Capital Stock (Continued)

e)

Stock option compensation

The Company applies the fair value method using the Black-Scholes option pricing model in accounting for its stock options granted.  Accordingly, compensation expense of $513,392 (2005 - $146,963; 2004 - $1,489,526) was recognized as salaries expense, and $0 (2005 - $182,436; 2004 - $833,478) was recognized as consulting expense in 2006.  These amounts are credited to contributed surplus and then subsequently transferred to capital stock on exercise of the options.

The fair value of each option grant was calculated using the following weighted average assumptions:

	2006	2005	2004
Expected life (years)	2	2	1 to 3
Interest rate	2.89%	3.00%	3.00%
Volatility	113.43%	186.43%	145.97%
Dividend yield	0.00%	0.00%	0.00%

f)

Earnings (loss) per share

	2006	2005	2004
Weighted average number of shares outstanding - Basic	97,236,825	84,337,774	58,428,307
Pro-rated dilutive warrants	N/A	5,384,605	N/A
Pro-rated dilutive options	N/A	3,084,620	N/A

Weighted average number of shares outstanding - Diluted	97,236,825	92,806,999	58,428,307

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(Canadian Dollars)

14.

Related Party Transactions

a)

Due from related parties

	2006	2005

Loan receivable from a director on demand with no interest	$60	$4,740

b)

Due to related parties

	2006	2005

Bronx Ventures Inc.	$5,196	$59,345
Directors	0	1,584

	$5,196	$60,929

The Company shares office space and certain expenses with Bronx, a company related by common management, officers and certain directors.  Rent for the office premises is paid by the Company and Bronx is charged for its proportionate share.

The current year amount due to Bronx is payable on demand without interest.  The prior year amount due from Bronx was due on demand with certain amounts bearing interest at prime plus 1%.

Amounts payable to directors are for expenses incurred on behalf of the Company and are payable on demand with no interest.

On May 5, 2006 Bronx sold its interest in the three card games software to the Company for consideration of 6,670,000 fully paid and non-assessable common shares in the capital of the Company at a deemed price of $0.36 per share for a total acquisition cost of $2,401,200 (see notes 3, 5(g)(v) and 13(b)(ii)).

c)

Related party transactions are measured at the exchange amount and comprised of the following:

(i)

interest paid to directors in the amount of $0 (2005 - $0; 2004 - $2,419);

(ii)

management fees paid to a company related by common management and directors in the amount of $360,000 (2005 - $270,000; 2004 - $180,000);

(iii)

interest income received from Bronx for loans in the amount of $0 (2005 - $0; 2004 - $513);

(iv)

the Company paid $219,160 (2005 - $484,804; 2004 - $292,372) to Bronx for its share of revenues generated from its investment in the three card games software;

(v)

rent received from Bronx for shared offices in the amount of $6,000 (2005 - $6,000; 2004 - $6,032);

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(Canadian Dollars)

14.

Related Party Transactions (Continued)

c) (Continued)

(vi)

reimbursed Bronx for payroll in the amount of $322,629 (2005 - $205,608; 2004 - $185,450);

(vii)

reimbursed Bronx for other office expenses in the amount of $0 (2005 - $1,455; 2004 - $14,139); and

(viii)

interest was charged for funds loaned to the Company by Bronx in the amount of $0 (2005 - $0; 2004 - $378).

15.

Purchase of Net Revenue Sharing

During 2004, the Company’s former subsidiary, Action entered into an agreement with Atlantis Casino (“Atlantis”) (the “Purchase Back Agreement”) whereby Action purchased back the 35%-interest in Action’s monthly net revenues from Atlantis for US $1,000,000, which was fully paid as of March 8, 2005.  The Company and Action have no further obligations whatsoever to Atlantis.

16.

Income Taxes

	2006	2005
Future income tax assets
Excess of undepreciated capital cost over net book
value of fixed assets	$518,000	$211,000
Excess of marketable securities tax value over
carrying value	0	60,000
Share issuance costs tax value	153,000	214,000
Excess of unused exploration expenditures for
Canadian tax purposes over net book value	92,000	96,000
Non-capital loss carry-forwards for Canadian income
tax purposes	2,464,000	2,328,000
Capital losses	412,000	349,000

	3,639,000
Valuation allowance for future income tax assets	(3,639,000)	(3,258,000)

	$0	$0

The valuation allowance reflects the Company's estimate that the tax assets will likely not be realized and, consequently, have not been recorded in these financial statements.

For Canadian income tax purposes, the Company has exploration and development expenses of $269,000, which can be carried forward indefinitely.

The Company has net capital losses for income tax purposes of $1,209,000 that can be carried forward indefinitely.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(Canadian Dollars)

16.

Income Taxes (Continued)

The Company has available non-capital losses of $7,221,000 that may be carried forward to apply against future income for Canadian tax purposes.  The losses expire as follows:

2007	$626,000
2008	1,049,000
2009	1,578,000
2010	2,316,000
2014	965,000
2026	687,000
$7,221,000

The benefit of these losses has not been recorded in these financial statements.

Future income tax assets and liabilities are recognized for temporary differences between the carrying amounts of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax expense is:

	2006	2005

Income tax expense (benefit) computed at Canadian statutory rates	$(1,567,000)	$388,000
Amortization in excess of capital cost allowance	283,000	128,000
Terminal loss	(236,000)	0
Non-deductible loss on disposal of assets	1,841,000	60,000
Share issuance and financing costs	(53,000)	(66,000)
Lawsuit settlement	0	(86,000)
Other	2,000	2,000
Non-deductible stock-based compensation	175,000	118,000
Differences attributable to income taxes of other countries	(685,000)	(64,000)
Unrecognized (utilized) tax losses	240,000	(480,000)
	$0	$0

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(Canadian Dollars)

17.

Commitments

Pursuant to agreements entered into with various parties, the Company was required to make the following payments:  The following are no longer considered commitments as these belonged to Action and comprise discontinued operations (see note 4).

a)

Interactive gaming license

Annual license fee of US $10,000.

b)

Kahnawake server park rent

Monthly user fee of US $10,000.

c)

Financial transaction fees

Minimum monthly fee of US $2,000 for credit card transactions, plus bank surcharges and other charges or fees imposed by banks or clearing houses for handling credit card transactions.

d)

Casino software licensing fees

License fees calculated based on monthly casino results on a sliding scale basis.  Monthly hosting and support fee of US $2,660.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(Canadian Dollars)

18.

Differences Between Canadian and US Generally Accepted Accounting Principles and Practices

a)

Recent US accounting pronouncements

(i)

FAS 153, “Exchanges of Non-Monetary Assets”.  The provisions of this statement are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.  Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after December 16, 2004.  The provisions of this statement should be applied prospectively.  There is no impact on the Company’s financial statements.

(ii)

In March 2005, Financial Accounting Standards Board (“FASB”) issued Interpretation No. 47 (“FIN 47”), “Accounting for Conditional Asset Retirement Obligations”.  FIN 47 clarifies that the term “Conditional Asset Retirement Obligation” as used in FASB Statement No. 143, “Accounting for Asset Retirement Obligations”, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity.  Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation, if the fair value of the liability can be reasonably estimated.  FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005.  Management does not believe the adoption of FIN 47 will have a material affect on the Company’s financial position, results of operations or cash flows.

(iii)

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS No. 154”), which replaced Accounting Principles Board (“APB”) Opinion No. 20, “Accounting Changes” ,and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”.  SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principles.  It requires retrospective application to prior periods’ financial statements of changes in accounting principles, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change.  This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.  The impact of the Company’s operations will depend on future accounting pronouncements or changes in accounting principles.

(iv)

In 2006, FASB issued Statement No. 157, “Fair Value Measurements”.  This new pronouncement provides guidance for using fair value to measure assets and liabilities.  FASB believes the pronouncement also responds to investors’ requests for expanded information about the extent to which corporations measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings.  Statement 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances.  The standard clarifies that for items that are not actively traded, such as certain kinds of derivatives, fair value should reflect the price in a transaction with a market participant, including an adjustment for risk, not just the company’s mark-to-market value.  Statement 157 also requires expanded disclosure of the effect on earnings for items measured using unobservable data. The Company does not believe adoption of Statement 157 will have a material effect on its consolidated balance sheet, results of operations or cash flows.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(Canadian Dollars)

18.

Differences Between Canadian and US Generally Accepted Accounting Principles and Practices (Continued)

a)

Recent US accounting pronouncements (Continued)

(v)

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

(vi)

On July 13, 2006, FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109”.  Interpretation 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with Statement 109 and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return.  Additionally, Interpretation 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  Interpretation 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted. The Company does not believe adoption of Interpretation 48 will have a material effect on its consolidated financial position, results of operations or cash flows.

(vii)

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

b)

The financial statements have been prepared in accordance with accounting principles and practices generally accepted in Canada (“Canadian GAAP”), which differ in certain respects from those principles and practices that the Company would have followed had its financial statements been prepared in accordance with principles and practices generally accepted in the United States of America (“US GAAP”).

Under US GAAP, the accounting treatment would differ as follows:

(i)

Under US GAAP, marketable securities are recorded at fair market value.  The value recorded under Canadian GAAP is the lower of cost and market.

For US GAAP purposes, unrealized gains and losses on marketable securities, which are classified as trading securities, are recognized in earnings in the period they occur.  For Canadian GAAP, gains and losses are only recognized in the income statements when realized.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(Canadian Dollars)

18.

Differences between Canadian and US generally accepted accounting principles and practices (Continued)

b)  (Continued)

(ii)

Under US GAAP, comprehensive income must be reported, which is defined as all changes in equity other than those resulting from investments by owners and distributions to owners.

Other comprehensive income includes the unrealized holding gains and losses on the available-for-sale securities.

(iii)

Under Canadian GAAP, the Company did not meet the criteria to adopt prospectively the fair value method of accounting for stock-based compensation, and therefore, had to adopt the change retroactively.  Under US GAAP, the Company has the option to adopt the change either prospectively or retroactively.  For US GAAP, the Company adopted the change prospectively.

	2006	2005

Total Assets for Canadian GAAP	$ 9,617,355	$12,819,608
Adjustments increasing total assets	0	0

Total Assets for US GAAP	$ 9,617,355	$

Total Liabilities for Canadian GAAP	$ 478,642	$ 2,194,813
Adjustments increasing total liabilities	0	0

Total Liabilities for US GAAP	478,642

Total Equity for Canadian GAAP	9,138,713	10,624,795
Accumulated adjustment for marketable
securities	0	135
Current change in marketable securities	0	(135)

Total Equity for US GAAP	9,138,713	10,624,795

Total Liabilities and Equity for US GAAP	$ 9,617,355	$12,819,608

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(Canadian Dollars)

18.

Differences Between Canadian and US Generally Accepted Accounting Principles and Practices (Continued)

b) (iii) (Continued)

	2006	2005	2004

Total Net Income (Loss) for Canadian GAAP	$(4,593,428)	$ 1,088,741	$(5,346,512)
Adjustments increasing (decreasing)
total net income (loss)
Unrealized gain on marketable securities	0	0	135
Reversal of gains reported in
prior years’ US income and
current year Canadian income	0	(135)	(5,783)

Total Net Income (Loss) for US GAAP	$(4,593,428)	$1,088,606	$(5,352,160)

	2006	2005	2004
Earnings (Loss) per Common Share
Canadian and US GAAP Loss Per Common Share Before Discontinued Operations - Basic	$ (0.05)	$ (0.03)	$ (0.07)
Canadian and US GAAP Discontinued Operations - Basic	$ 0.00	$ 0.05	$ (0.02)
Canadian and US GAAP Earnings (Loss) Per Common Share - Basic	$ (0.05)	$ 0.01	$ (0.09)
Canadian and US GAAP Earnings Per Common Share
Before Discontinued Operations - Diluted	N/A	N/A	N/A
Canadian and US GAAP Discontinued Operations - Diluted	N/A	$ 0.01	N/A
Canadian and US GAAP Earnings Per Common Share – Diluted	N/A	$ 0.01	N/A

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(Canadian Dollars)

18.

Differences Between Canadian and US Generally Accepted Accounting Principles and Practices (Continued)

b) (iii) (Continued)

Under Canadian GAAP, stock-based compensation is credited to contributed surplus and transferred to capital stock once the option is exercised.  Under US GAAP, stock-based compensation is credited directly to additional paid-in capital.

	2006	2005

Total Stockholders' Equity per Canadian GAAP	$9,138,713	$10,624,795

Total common shares and additional paid-in capital per Canadian GAAP	$29,792,819	$7,096,835
Adjustments for issue and exercise of stock options per US GAAP	2,717,716	2,306,354
Total common shares and additional paid-in capital per US GAAP	32,510,535	29,403,189

Total contributed surplus per Canadian GAAP	2,717,716	2,306,354
Adjustments for issue and exercise of stock options per US GAAP	(2,717,716)	(2,306,354)
Total contributed surplus per US GAAP	0	0

Total deficit per Canadian GAAP	(23,371,822)	(18,778,394)
Adjustments per US GAAP	0	0
Total deficit per US GAAP	(23,371,822)	(18,778,394)

Total Stockholders' Equity US GAAP	$9,138,713	$10,624,795

19.

Subsequent Events

Subsequent to December 31, 2006, a total of 221,500 employee stock options were exercised at prices between $0.12 and $0.27 per common share for total proceeds to the Company of $29,955, 1,795,000 employee stock options at exercise prices between $0.12 and $0.46 per common share have expired and 350,000 stock options were granted to consultants at an exercise price of $0.12 per common share.

The Company’s Antiguan subsidiary, MTV and Dynasty Gaming Inc. have signed a licensing agreement that will enable both companies to cross-license each other’s online gaming software. Under terms of this agreement, both companies will participate in a revenue-sharing formula.

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

[Incorporated by reference - previously filed Form 20-F/A, (March 8, 1999)]

3.2

New Corporation’s Act (British Columbia) Articles adopted at the AGM June 30 2005 [Incorporated by Reference – previously filed on Form 20F (2005)]; http://www.sec.gov/Archives/edgar/data/1061612/000113717106001526/ex032.htm

10.1

License and Settlement Agreement dated February 17, 2005 [Incorporated by reference]; http://www.sec.gov/Archives/edgar/data/1061612/000094523405000486/o17221exv10w1.htm

10.2

Modification to “License and Settlement Agreement dated February 17, 2005” dated May 6th, 2005 [Incorporated by reference]; http://www.sec.gov/Archives/edgar/data/1061612/000094523405000486/o17221exv10w2.htm

10.3

Loan Agreement dated June 15, 2004 with International Interactive Ventures [Incorporated by reference]; http://www.sec.gov/Archives/edgar/data/1061612/000094523405000486/o17221exv10w3.htm

10.4

Letter Agreement dated February April 15, 2005 [Incorporated by reference]; http://www.sec.gov/Archives/edgar/data/1061612/000094523405000486/o17221exv10w4.htm

10.5

Net Revenue Sharing Agreement –

[Incorporated by reference – previously filed Form 20F/A (2003)]; http://www.sec.gov/Archives/edgar/data/1061612/000113717104000926/shareagreement.htm

10.5.1

Purchase/Sale Agreement for the Termination of the Net Revenue Sharing Agreement – (“Purchase Back Agreement”) [Incorporated by reference – previously filed Form 20F/A (2003)]; http://www.sec.gov/Archives/edgar/data/1061612/000113717104000926/purchaseagreement.htm

10.6

Indemnity Agreements with two Directors and an Officer -

[Incorporated by reference – previously filed on Form 20-F/A (2002)];

http://www.sec.gov/Archives/edgar/data/1061612/000113717103000251/lvfh20fa2002.htm

10.6.1*

Officer’s Indemnity Agreement with David A. Shore, CFO (Attached herewith)

10.8

Licensing Agreement Dated November 4, 2002 with Bronx Ventures Inc. –

[Incorporated by reference -previously filed on Form 20-F/A (2002)] http://www.sec.gov/Archives/edgar/data/1061612/000113717103000251/lvfh20fa2002.htm

10.9

Management Services Agreement – July 1, 2005 – [Incorporated by Reference – previously filed on Form 20F 2005)]; http://www.sec.gov/Archives/edgar/data/1061612/000113717106001526/ex109.htm

10.11

2004 Stock Option Plan – [Incorporated by reference – previously filed Form 20F/A (2003)]; http://www.sec.gov/Archives/edgar/data/1061612/000113717104000926/stockoptionplan.htm

10.12

Purchase and Novation Agreement - [Incorporated by Reference – previously filed on Form 20F (2005)];

http://www.sec.gov/Archives/edgar/data/1061612/000113717106001526/ex1012.htm

10.13

2004 Amended Stock Option Plan – [(Incorporated by Reference – previously filed on Form 20F (2005)];

http://www.sec.gov/Archives/edgar/data/1061612/000113717106001526/ex1013.htm

10.14*

Final Purchase Agreement dated October 20 2006 (Playsafe Holding Ltd.) [Attached herewith];

10.14.1* Ancilliary Agreement to the Final Purchase Agreement October 20, 2006 (Playsafe Holding Ltd.) [Attached herewith];

10.14.2* Amendment Agreement (November 23, 2006) to the Final Purchase Agreement (Playsafe Holding Ltd.) [Attached herewith];

10.15*     Employment Agreement with David Shore [Attached herewith];

11.*

Statement explaining in reasonable detail how earnings/loss per share is calculated [Attached herewith];

14.1

Code of Ethics (May 31, 2004) – [Incorporated by reference – previously filed Form 20F/A (2003)]; http://www.sec.gov/Archives/edgar/data/1061612/000113717104000926/codeofethics.htm

20.3

Notice of AGM, Information Circular & Management Proxy Material, 2006 – [Incorporated by reference – previously filed on Form 6K – May, 2006]; http://www.sec.gov/Archives/edgar/data/1061612/000130901406000411/0001309014-06-000411-index.htm

20.4*

Notice of AGM, Information Circular & Management Proxy Material, 2007 – [Attached herewith];

21.*

List of the Company’s subsidiaries;

31.1*

Sarbanes Oxley Act, S302 Certified by Bedo H. Kalpakian, Chairman

31.2*

Sarbanes Oxley Act, S302- Certified by Jacob H. Kalpakian, President & CEO

32.1*

Sarbanes Oxley Act S906 Certifications by Jacob H. Kalpakian, President & CEO

and David A. Shore, CFO

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

Dated this 31st day of May, 2007

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

Exhibit 21*

The following chart sets forth the Company’s corporate structure as of December 31, 2006:

Las Vegas From Home.com Entertainment Inc.

100%	100%	100%	100%
MT Ventures Inc. (“MTV”) (an Antiguan Corporation)	MTO Commerce Ltd. (formerly APG Enterprises Ltd.) (“MTO”) (a Cypriot Corporation)	APG Enterprises (“APG Armenia”) (an Armenian Corporation)	MT Commerce Limited (“MTC”) (a United Kingdom Corporation)

MTV licenses the Company’s online gaming Software to third parties.  However, MTV does not license the Company’s online gaming software to any party that will take USA or Canadian wagers.

On November 10, 2006, the Company incorporated MT Ventures Inc., (“MTV”) a 100% wholly owned Antiguan subsidiary which is in the business of licensing the Company’s online multi-player interactive games software.  On December 13, 2006, the Company caused to incorporate MT Commerce Limited., a United Kingdom corporation.  It is the Company’s intention that MT Commerce Limited (UK) act as payment processor for the Company and its subsidiaries.  During the year ended December 31, 2006, the Company changed the name of its Cypriot subsidiary, APG Enterprises Ltd. to MTO Commerce Ltd.  which commenced operations in Cyprus during 2005 and, as a result of the sale of the Action Poker Network (“APGN”) during 2006, MTO Commerce Ltd. no longer has any employees (December 31, 2005: 30 employees). APG Enterprises, an Armenian corporation (“APG Armenia”) provided technical and administrative support to the Company’s Cypriot subsidiary and, as a result of the sale of APGN by the Company during 2006; APG Armenia no longer has any employees (December 31, 2005: 11 employees) as operations of APG Armenia were discontinued.  The Company is in the process of winding up APG Armenia.

The Company’s Canadian Head Office employs 41 people as of May 31, 2007, (December 31, 2006: 47) (December 31, 2005: 39) consisting of staff and management.

Exhibit 31.1* Certification pursuant to the Sarbanes-Oxley Act (2002) Section 302

CERTIFICATION PURSUANT TO

Rule 13a-14(b) and Section 1350 of Chapter 63

of Title18 of the United States Code (18 U.S.C. 1350).

I, David A. Shore, certify that:

1.

I have reviewed this annual report on Form 20-F (2006) of Las Vegas From Home.com Entertainment Inc.

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company’s other certifying officer(s) and I, ,are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide a reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.

The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, , to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date:  May 31, 2007

   “David A. Shore”

David A. Shore

Chief Financial Officer

Exhibit 31.2* Certification pursuant to the Sarbanes-Oxley Act (2002) Section 302

CERTIFICATION PURSUANT TO

Rule 13a-14(b) and Section 1350 of Chapter 63

of Title18 of the United States Code (18 U.S.C. 1350).

I, Jacob H. Kalpakian, certify that:

1.

I have reviewed this annual report on Form 20-F (2006) of Las Vegas From Home.com Entertainment Inc.

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company’s other certifying officer(s) and I, ,are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide a reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.

The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, , to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date:  May 31, 2007

   “Jacob H. Kalpakian”

Jacob H. Kalpakian

Chief Executive Officer

Exhibit 32.1* Certification pursuant to the Sarbanes-Oxley Act (2002) Section 906

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Las Vegas From Home.com Entertainment Inc., (the "Company") on Form 20F for the period ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), We, Jacob H. Kalpakian, the President and C.E.O. of the Company, and David A. Shore, C.F.O. of the Company certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to our knowledge:

(1)

the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Jacob H. Kalpakian

David A. Shore

“Jacob H.Kalpakian”

“David A. Shore”

President & C.E.O.                                                                    Chief Financial Officer

May 31, 2007.

Exhibit 99.1*

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

AMOUNTS RECEIVABLE/(PAYABLE) TO/FROM RELATED PARTIES AND UNDERWRITERS

PROMOTERS AND EMPLOYEES OTHER THAN RELATED PARTIES

Schedule I

Name of Debtor	Balance, Beginning of Period	Additions	(Collected)/Paid	Amount Written off	Balance, End of period Receivable (Payable)
2006
J. Kalpakian	$ (2,101)	-	2,101	-	$ -
B. Kalpakian	517	-	(517)	-	-
Zab Resources Inc.	(59,345)	-	54,149	-	(5,196)

2005
J. Kalpakian	$ (10,256)		8,155		$ (2,101)
B. Kalpakian	1,731		(1,241)		517
Zab Resources Inc.	371,347		(430,692)		(59,345)

2004
J. Kalpakian	$ (13,631)	-	3,375	-	$ (10,256)
B. Kalpakian	5,650	-	(3,919)	-	1,731
Zab Resources Inc.	140,832	230,515	-	-	371,347
Webscape/David Neale **	(54)	-	54	-	-

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

2006

Software development costs

    Capitalized

    Computer equipment

    Automobile

    Office furniture

    Computer under capital lease

Accumulated Amortization

    Software development

    Computer equipment

    Automobile

    Office furniture

    Computer under capital lease

Net book value

    Software development

        Costs capitalized

    Computer equipment

    Automobile

    Office furniture

    Computer under capital lease

$ 2,216,060 589,101 11,420 7,353 64,320 (457,591) (194,048) (1,929) (719) (35,728) 1,758,469 395,053 9,491 6,634 28,592	$ 261,952 784,461 12,703 94,284 - (417,456) (195,903) (5,818) (7,479) (7,491) (155,504) 588,558 6,885 86,805 (7,491)	$ (1,951,435) (634,208) (24,123) (101,637) - 730,124 151,325 7,747 8,198 - (1,221,311) (482,883) (16,376) (93,439) -	$ - - - - - - - - - - - - - - -	$ 526,577 739,354 - - 64,320 (144,923) (238,626) - - (43,219) 381,654 500,728 - - 21,101

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

Exhibit 99.3*

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

MARKETABLE SECURITIES - OTHER INVESTMENTS

Schedule IV

 December 31, 2006

Name of Issuer and Title of Issuer	Number of Shares/Principal Amount of Bonds	Costs	Market Value	Amount at Which The Portfolio is Carried in the Books

N/A	N/A	N/A	N/A	N/A

As per the attached financial statements, the Company held no marketable securities at the end of December 31, 2006:

Total Investments

=   $ 0