Form 20-F
period 2007-12-31
LAS VEGAS FROM HOME COM ENTERTAINMENT INC
filed 2008-07-15
CIK 1061612

UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.   20549

FORM 20-F

 (  )

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

(X)

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended     DECEMBER 31, 2007

(  )

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______to _______

Commission file number      029718

 LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Incorporated in the Province of British Columbia, Canada

Suite 1501, 700 West Georgia Street

Vancouver, British Columbia, Canada V7Y 1A1

Securities registered or to be registered pursuant to

Section 12(b) of the Act.

Name of each exchange

Title of each class

on which registered

Common Shares (no par value)

TSX Venture Exchange

OTC Bulletin Board

Berlin Stock Exchange

Frankfurt Stock Exchange

Securities registered or to be registered pursuant to

Section 12(g) of the Act.

As at December 31, 2007 the authorized capital of the registrant consists of an unlimited number of common and preferred shares without par value of which 102,070,795 common shares without par value are issued and outstanding.  As of May 31, 2008, the total number of issued and outstanding shares of the Company consists of 107,149,545 common shares without par value.  There are no preferred shares outstanding.

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

[X]   Item 17

[   ]   Item 18

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

 Yes [   ]     No [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer [    ]                         Accelerated filer [   ]                   Non-accelerated filer [X]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.)

Yes [    ]     No [X]

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

TABLE OF CONTENTS

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS. 5

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE 5

ITEM 3. KEY INFORMATION 5

ITEM 4. INFORMATION ON THE COMPANY 8

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS 12

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES………………………………….……...22

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS 26

ITEM 8. FINANCIAL INFORMATION 30

ITEM 9. THE OFFER AND LISTING 30

ITEM 10. ADDITIONAL INFORMATION 33

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK 42

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES 42

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES 42

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS  42

ITEM 15. CONTROLS AND PROCEDURES 43

ITEM 16. AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANT FEES 43

ITEM 17.  FINANCIAL STATEMENTS 44

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 47

Consolidated Balance Sheets 48

Consolidated Statements of Operations and Deficit 49

Consolidated Statements of Cash Flows 51

Notes to Consolidated Financial Statements 52

ITEM 18. FINANCIAL STATEMENTS 72

ITEM 19. EXHIBITS 72

Exhibit 11*

……………………………………………………………………………… ……  75

Exhibit 21*

…………………………………………………………………………………...…80

Exhibit 31.1* Certification pursuant to the Sarbanes-Oxley Act (2002) Section 302

……………………...77

Exhibit 31.2* Certification pursuant to the Sarbanes-Oxley Act (2002) Section 302

……………………...78

Exhibit 32.1* Certification pursuant to the Sarbanes-Oxley Act (2002) Section 906

……………………...79

Exhibit 99.1*

……………………………………………………………………………………...80

Exhibit 99.2*

……………………………………………………………………………………...81

Exhibit 99.3*…………………………………………………………………………………………………………..82

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

Las Vegas From Home.com Entertainment Inc.

TABLE I

	Year Ended December 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003
Revenues	$ 1,568,732	$ 748,425	$ 0	$ 0	$ 0
Interest income	$ 304,305	$ 109,593	$ 76,210	$ 3,046	$ 1,997
Net income (loss)	$ (3,988,276)	$ (4,593,428)	$ 1,088,741	$ (5,346,512)	$ (2,008,775)
Basic earnings (loss) per share	$ * (0.04)	$ * (0.05)	$ * 0.01	$ * (0.08)	$ *(0.04)
Total assets	$ 7,160,671	$ 9,617,355	$ 12,819,608	$ 2,582,847	$ 661,035
Capital Stock	$ 30,253,288	$ 29,792,819	$ 27,096,835	$ 17,299,101	$ 14,345,780
Number of Common Shares at year end	102,070,795	100,234,270	92,514,678	69,858,678	52,033,270
Long-term obligations	$ 0	$ 0	$ 2,550	$ 23,190	$ 20,303
Cash dividends	$ 0	$ 0	$ 0	$ 0	$ 0

*   Gain (loss) per common share in the above table is based on the number of shares outstanding at year end, and not on the weighted average number of shares outstanding for the periods (Canadian GAAP) as shown in the Audited Statements of Operations and Deficit for the years ended December 31, 2007, 2006 and 2005.

Certain prior year amounts have been restated to be comparative to the current year’s presentation.

Had the financial statements of Las Vegas been prepared in accordance with accounting principles and practices generally accepted in the United States and required by the United States Securities and Exchange Commission ("SEC"), certain selected financial data would be disclosed as per Table II.

TABLE II

	Year Ended December 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003
Net income (loss)	$(3,988,276)	$(4,593,428)	$ 1,088,741	$ (5,352,160)	$ 1,788,968)
Basic earnings (loss) per common share	$ * (0.04)	$ * (0.05)	$ * 0.01	$ * (0.08)	$ * (0.03)
Number of Common Shares at year end	102,070,795	100,234,270	92,514,678	69,858,678	52,033,270
Total assets	$ 7,160,671	$ 9,617,355	$ 12,819,608	$ 2,582,982	$ 666,818

*   Gain (loss) per common share in the above table is based on the number of shares outstanding at year end, and not on the weighted average number of shares outstanding for the periods (Canadian GAAP) as shown in the Audited Statements of Operations and Deficit for the years ended December 31, 2007, 2006 and 2005.

A discussion of the differences between accounting principles and practices generally accepted in Canada and accounting principles and practices generally accepted in the United States and required by the SEC is contained in Note 17 to the financial statements, included in Item 17 of this Annual Report.

Exchange Rates

	Monthly High ($) (1)	Monthly Low ($)(1)
December 2007	1.0199	0.9803
January 2008	1.0092	0.9681
February 2008	1.0241	0.9832
March 2008	1.0158	0.9742
April 2008	0.9986	0.9771
May 2008	1.0162	0.9811

(1)

The high and low exchange rate in each month has been calculated using the average monthly rate of the Bank of Canada.

	Year Ended December 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003
Average rate ($)(2)	0.9303	0.8816	0.8254	0.7684	0.7138
High ($)(3)	1.0852	0.8641	0.7876	0.7165	0.6381
Low ($)(3)	0.8435	0.9015	0.8682	0.8504	0.7726

(2)

The average exchange rate for the period has been calculated using the average yearly rate of the Bank of Canada.

(3)

The high and low exchange rate in each period was determined from the average yearly rate of the Bank of Canada.

All of the amounts in the Exchange rates tables above are stated in U.S. currency.  Accordingly, at the closing on December 31, 2007, the U.S. $1.00 was equal to Cdn $1.0088.  At the closing on May 31, 2008, the U.S. $1.00 was equal to Cdn $0.9930.

Item 3.D. Risk Factors

The Company, and the Securities of the Company, should be considered a highly speculative investment.  The following risk factors should be given special consideration when evaluating an investment in any of the Company's Securities:

General legislative risk

Although management of the Company believes that the conduct of Internet gaming related activities by its Antiguan subsidiaries, MT Ventures Inc. (“MTV”) and Blue Cactus Enterprises Inc. (“Blue Cactus”), will represent lawful business, there is the risk that the legality of the Internet gaming related activities may be challenged by Canadian or other legal authorities.  If the legality of the Internet gaming related activities is challenged and the challenge is sustained, it can have a material adverse impact on the business and financial affairs of the Company.

Competition

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

Share price volatility and liquidity

The market price of the Company’s common shares has experienced considerable volatility and may continue to fluctuate in the future. Factors such as the Company’s quarterly results, changes in existing legislation, new legislation, technological changes and general market conditions may adversely affect the market price of the Company’s common shares. There is a limited trading market for the Company’s common shares and the ability of investors to sell their shares or the price at which those shares may be sold cannot be assured.

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

Revenues and Dividends

While the Company currently generates revenues, the Company has not yet established a long term pattern of consistently generating meaningful revenues.  The Company intends to retain its earnings in order to finance further growth.  Furthermore, the Company has not paid any dividends in the past and does not expect to pay any dividends in the future.

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

Disruption in Trading

Trading in the common shares of the Company may be halted  for certain reasons, including the failure by the Company to submit documents to the regulatory authorities in the time periods required.

ITEM 4. INFORMATION ON THE COMPANY

Item 4.A. History and Development of the Company

The legal and commercial name of the company is:

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

The Company was incorporated by Memorandum and Articles under the Company Act of the Province of British Columbia, Canada, on May 27, 1980 under the name of "Mountain Fertilizer Products Ltd." (Exhibit 3.1 - Incorporated by reference)  On June 30, 2005, the shareholders adopted a new form of articles (Exhibit 3.2* -

Incorporated by reference) under the New British Columbia Corporations Act at the Annual & Special General Meeting of its shareholders held June 30, 2005 (Exhibit 20.3 – Incorporated by reference).

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

During 1998 and 1999, the Company attempted to acquire mineral projects of merit but was unsuccessful in its attempts.  Due to the difficult times that mining companies were experiencing, management of the Company resolved that it would be in the best interest of the Company to get out of the mineral exploration business and become an Internet gaming and entertainment corporation.  Consequently, at the Company’s Extraordinary General Meeting of its Shareholders which was held on August 12, 1999, Shareholders approved a Special Resolution to change the name of the Company to Las Vegas From Home.com Entertainment Inc. in order to reflect the business activities of the Company.  The Company’s application of change of its business was officially approved by the Canadian Venture Exchange (“CDNX”) on January 6, 2000.  The CDNX is now known as the TSX Venture Exchange (“TSX.V”).

It has always been the intention of the Directors (past and present) to ensure that the Company survives.  As resolved by the Company's Directors all the reorganizations which the Company undertook were necessary for the Company's survival.  The reorganizations have been carried out in accordance with, and in full compliance of, the policies of the

TSX Venture Exchange (“TSX.V”) [formerly the CDNX and prior to that, the Vancouver Stock Exchange (“VSE”)].  All of the Company's reorganizations were approved by the Canadian Regulatory Authorities and the Company's Shareholders.

Effective January 28, 2008, the Company's head office is located at:  Suite 1501 – 700 West Georgia Street, Vancouver, British Columbia, Canada V7Y 1A1.  The telephone number is (604) 681-0204 and the telefax number is (604) 681-9428.  The contact persons are Jacob H. Kalpakian or Bedo H. Kalpakian.

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

The address of the registered office of the Company’s Antiguan subsidiary, Blue Cactus Enterprises Inc. (“Blue Cactus”) is:  No. 6 Temple Street, P.O. Box 2372, St. John’s, Antigua, West Indies.  The telefax number is (268) 460-6183.

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

The Company decided and agreed to sell all of the Action Poker brands, the operating infrastructure of Action Poker Gaming Inc. (“Action”), APG Enterprises Costa Rica S.A., Action Commerce Limited, Guardian Commerce Limited and an undivided interest in the software that is used by Action to run the Action Poker Network  and the Company’s licensed online casino software (collectively referred to as the “APGN”) for a selling price of US $2,600,000 to Playsafe Holding Ltd. (“Playsafe”), a wholly owned subsidiary of Playsafe Holding AS (Norway), a public company listed in Norway.  On November 24, 2006, the Company received TSX.V approval for this transaction and as a result the Company closed the sale of APGN.  The Company no longer has any online gaming interests in the North American Market.

During 2005, Action licensed from an arm’s length third party, an online Casino Software (”Online Casino”), which was operated by Action under the URL www.playvegasfromhome.com and which was also sold to Playsafe on November 24, 2006 as part of the APGN.  After the sale of the APGN to Playsafe, the Company no longer operates any online poker rooms or online casinos.

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

On September 15, 1983, the Company’s common shares were first listed and posted for trading on the Vancouver Stock Exchange (now known as the TSX Venture Exchange).  The Company’s current trading symbol on the TSX.V is “LVH”.  Effective July, 1999, the Company’s common shares began trading in the U.S.A., on the OTC Bulletin Board under the symbol “LVFHF”.  As of September 1, 2000, the Company’s common shares are listed for trading under the symbol “LVH” on the Berlin Stock Exchange.  Effective February 27, 2006, the Company’s common shares are listed for trading under the symbol “LVH” on the Frankfurt Stock Exchange.

Item 4.C.  Organizational Structure.

The following chart sets forth the Company’s corporate structure as of May 31, 2008:

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

On February 22, 2008, the Company caused to incorporate Blue Cactus Enterprises Inc. (“Blue Cactus”), a 100% wholly-owned Antiguan subsidiary.  It is the Company’s intention for Blue Cactus to act as a licensing and/or payment processing entity for the Company and its subsidiaries.

The Company’s Canadian Head Office employs 34 people as of May 31, 2008, (December 31, 2007: 34) (December 31, 2006: 47) consisting of staff and management.

Item 4.D. Property, Equipment and Software Development

I.  THE COMPANY’S COMPUTER GAMING SOFTWARE PRODUCT

The Company develops its own multi-player interactive card games software. Improvements, modifications and enhancements of the Company’s Gaming Software are ongoing on a continual basis.  Software development costs are amortized over an estimated useful life of five years or prorated over its expected revenue stream whichever is higher, commencing in the year when commercial sales of the products commence.  During the year 2007, the Company amortized $105,324 on the capitalzed portion of the software.  The Company capitalized $979,579 of computer software in 2005 and $130,976 in 2006.  During 2007, the company did not capitalize any software.

As a result of the sale of APGN to Playsafe in November 2006, software and developments costs were reduced from $2,216,060 in 2006 to $526,577 in 2007 as the capitalized portion was sold to Playsafe.

	2007
EQUIPMENT AND		Accumulated
SOFTWARE DEVELOPMENT	Cost	Amortization	Net Book Value

Software and development costs	$526,577	$ 250,247	$276,330
Computer equipment	987,525	441,762	545,763
Furniture	21,400	0	21,400

	$1,535,502	$ 692,009	$843,493

2006
EQUIPMENT AND		Accumulated	Net
SOFTWARE DEVELOPMENT	Cost	Amortization	Book Value

Software and development costs	$526,577	$ 144,923	$ 381,654
Computer equipment	803,674	281,845	521,829

	$1,330,251	$ 426,768	$ 903,483

	2005
EQUIPMENT AND		Accumulated	Net
SOFTWARE DEVELOPMENT	Cost	Amortization	Book Value

Software and development costs	$ 2,216,060	$ 457,591	$ 1,758,469
Computer equipment	589,101	194,048	395,053
Automobile	11,420	1,929	9,491
Office furniture	7,353	719	6,634
Computer equipment under capital lease	64,320	35,728	28,592

	$ 2,888,254	$ 690,015	$ 2,198,239

For equipment and software development and accumulated amortization (depreciation and depletion) thereof please refer to Schedules II and III (Exhibit 99.2* - Attached herewith).

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Selected Annual Information

Selected annual information from the audited consolidated financial statements for the three years ended December, 31,

2007, 2006 and 2005 is shown in the following table:

	2007	2006	2005
Revenue	$1,568,732	$748,425	$0
Interest Income	304,305	109,593	76,210
Loss before other items	(4,326,242)	(4,839,123)	(2,765,859)

Loss per common share before other items	*(0.04)	* (0.05)	* (0.03)
Fully diluted earnings/(loss) per share before other items	**n/a	**n/a	** n/a
Net Income (Loss) and Other Comprehensive Income (Loss) for the Year (1)	(3,988,276)	(4,593,428)	1,088,741
Basic net earnings/(loss) per common share	*(0.04)	* (0.05)	* 0.01
Fully diluted net earnings/ (loss) per common share	**n/a	**n/a	0.01
Total Assets	7,160,671	9,617,355	12,819,608
Long term financial obligations	0	0	2,550
Cash dividends	Nil	Nil	Nil

*  Earnings (loss) per common share in the above table is based on the number of shares outstanding at year end, and not on the weighted average number of shares outstanding for the periods( Canadian GAAP) as shown in the audited Statements of Operations and Deficit for the years ended December 31, 2007, 2006 & 2005.

** The diluted (loss) per common share calculations are not reflected as the effect would have been anti-dilutive.

(1)

Comprehensive Income/(Loss) consists of Net Income/(Loss) and Other Comprehensive Income/(Loss).

The sale of the Company’s APGN to Playsafe Holding Ltd. on November 24, 2006 was accounted for as a discontinued operation under Canadian generally accepted accounting principles (GAAP) and therefore, the APGN results of operations have been removed from the Company's results of continuing operations for all periods presented in this document.

For the twelve month period ended December 31, 2007, the Company has recorded revenue of $1,568,732 (2006: $748,425) (2005: $0).  Interest income increased to $304,305 (2006: $109,593) (2005: $76,210).  The loss before other items was $(4,326,242) as compared to a loss in 2006 of $(4,839,123) as compared to a loss in 2005 of $(2,765,859) and, the basic net earnings (loss) per common share in 2007 was $(0.04) as compared to a basic net loss of $(0.05) in 2006 as compared to basic net earnings of $0.01 per common share in 2005.

The Company has never paid any cash dividends and has no plans to pay any cash dividends in the future.  The weighted average number of common shares was 101,428,720 in 2007 as compared to 97,236,825 for the same period in 2006 as compared to 84,337,774 for the same period in 2005.

Results of Operations

For the years ended December 31, 2007 and December 31, 2006

All financial figures presented herein are expressed in Canadian Dollars (CDN$) unless otherwise specified.

The principal business of the Company and its subsidiary, MT Ventures Inc. (“MTV”), is the development and licensing of software for online multi-player interactive card games.

The principal revenues of MTV is from collecting licensing fees and royalties.

During 2006, the Company incorporated MTV, a 100% wholly owned Antiguan subsidiary, which is in the business of marketing and licensing the Company’s online Asian multi-player interactive card games software.

On November 10, 2006, the Company caused to incorporate MT Commerce Limited (“MT Commerce Limited (UK)”), a United Kingdom corporation.  It is the Company’s intention that MT Commerce Limited (UK) act as payment processor for the Company and its subsidiaries.  Furthermore, the Company changed the name of its Cypriot subsidiary, APG Enterprises Ltd. to MTO Commerce Ltd.

On February 22, 2008, the Company caused to incorporate Blue Cactus Enterprises Inc. (“Blue Cactus”), a 100% wholly-owned Antiguan subsidiary.  It is the Company’s intention for Blue Cactus to act as a licensing and/or payment processing entity for the Company and its subsidiaries.

Although management believes that the Internet gaming related activities of MTV and Blue Cactus will represent  lawful business, there is the risk that the legality of the Internet gaming related activities of MTV and Blue Cactus may be challenged by Canadian or other legal authorities.  If the legality of the Internet gaming related activities is challenged and the challenge is sustained, it may have a material adverse impact on the financial affairs of the Company.

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

At the Annual General Meeting of the Company’s shareholders which was held on June 22, 2007, the shareholders approved the Audited Consolidated Financial Statements for the year ended December 31, 2006 and the Auditor’s report thereon; fixed the number of Directors for the ensuing year at four; elected Bedo H. Kalpakian, Jacob H. Kalpakian, Neil Spellman and Gregory T. McFarlane as Directors of the Company; re-appointed the Company’s Auditor, Smythe Ratcliffe, Chartered Accountants, for the ensuing year and authorized the Directors to fix the remuneration to be paid to the Auditor.

As of December 31, 2007, the Company’s Canadian operations employed 34 people (December 31, 2006: 47) consisting of staff and management.

During the early part of 2007, the Company was successful in negotiating down a marketing contract with a local advertising company which resulted in the Company having a gain on settlement in the amount of $112,369.

On December 28, 2007, the Company’s wholly-owned subsidiary, MTV, signed a Software Licensing Agreement (“SLA”) with a subsidiary of CY Foundation Group Limited (“CY Foundation”) (HKSE:1182) to provide CY Foundation and its subsidiaries with LVFH’s software gaming platform in the People’s Republic of China (“PRC”).  CY Foundation, through a controlled entity in the PRC, is licensed by the Ministry of Culture of the Government of the PRC to operate online games and tournaments across China.  In addition to entering into an SLA to provide CY Foundation with the LVFH software for the entire PRC, the Company also entered into a Definitive Agreement with CY Foundation to pay CY Foundation CDN$850,000 (paid on March 4, 2008) in order for CY Foundation to exclusively use the LVFH Software (“Exclusivity Rights”) to operate certain online games (the “Selected LVFH Software”) in the Henan Province and in the city of Beijing including its suburbs (the “Designated Territory”).

To acquire the Exclusivity Rights for its software in the Designated Territory for $850,000, LVFH completed a private placement with Special Opportunity Limited (“SPO”).  In February 2008, the Company issued to SPO 5,000,000 units at $0.17 per unit, each unit consisting of one common share of the Company and one warrant to buy one additional share of the Company at $0.25 until February 19, 2009.

LVFH, CY Foundation, SPO and Touchdown Capital Inc. (“TD”) executed a non-binding Letter of Intent dated December 28, 2007  (“LOI”) to effect certain transactions that would have been the proposed Qualifying Transaction of TD.  TD, a capital pool company listed on the TSX.V, is related to LVFH by certain common management and directors.  On May 8, 2008 the Company reported the termination of the LOI by the Company, TD, CY Foundation and SPO, as a result of which TD will not be proceeding with its Qualifying Transaction that was announced on January 9, 2008.  As a result of the termination of the LOI, TD will have no further interest in the LVFH/CY Foundation/SPO relationship and TD will resume its pursuit of another Qualifying Transaction.

On May 28, 2008, the Company entered into an Amendment Agreement with CY Foundation (see Exhibit 10.15 – Attached herewith) whereby the SLA and the Definitive Agreement were terminated, and the Company received $500,000 from CY Foundation as consideration for the termination of the SLA and the Definitive Agreement.

Discontinued Operations

The Company’s former Antiguan subsidiary, Action Poker Gaming Inc. (“Action”), was in the business of development and marketing of software for online multi-player interactive card games.

Action’s operations were located at the facilities of Mohawk Internet Technologies Inc. ("Mohawk"), which acted as its hosting facility for its servers, located on the Kahnawake Mohawk Reserve ("Kahnawake") in Canada.

The gaming and entertainment operations were carried on by Action.  The principal revenues of Action were from collecting rakes, licensing fees and royalties.

On September 29, 2006, both Houses of the U.S. Congress passed the Safe Port Act, onto which was attached the Unlawful Internet Gambling Enforcement Act of 2006 (the “UIGE Act”).  The UIGE Act prohibits the acceptance or use of any payment instrument in any financial transaction involving Internet gambling.  Consequently, the Company decided that its licensed operating Antiguan subsidiary, Action, cease taking deposits from US based players as of October 13, 2006 and sold Action, which included all of the Action Poker brands, the operating infrastructure of Action, APG Enterprises Costa Rica S.A., Action Commerce Limited, Guardian Commerce Limited and an undivided interest in the software that is used by Action to run the Action Poker Network (collectively referred to as the “APGN”) for a selling price of US$2,600,000 to Playsafe Holding Ltd. (“Playsafe”), a wholly-owned subsidiary of Playsafe Holding AS (Norway), a public company listed in Norway.  On November 24, 2006, the Company received TSX.V approval and closed the sale.  In respect to this arm’s length transaction, a finder’s fee of US$75,000 was paid to an arm’s length third party.  As a result of this sale, the Company no longer has any online gaming interests in the North American market.

During 2005, Action licensed from an arm’s length third party, an online Casino Software (”Online Casino”), which was operated by Action under the URL www.playvegasfromhome.com and which was also sold to Playsafe on November 24, 2006 as part of the APGN.

After the sale of the APGN to Playsafe, the Company no longer operates any online poker rooms or online casinos.

The results of discontinued operations, less applicable income taxes, have been reported as a separate element of net income (loss) before other items for both current and prior periods.

Summarized selected financial information for the discontinued operations is as follows:

	2007	2006	2005
Revenue	$ 0	$ 12,073,508	$ 11,645,108
Income (loss) from discontinued operations, net of tax	$ (78,708)	$ 1,139,955	$ 3,848,935
Loss on sale of subsidiary	0	884,834	0
Income (loss) from discontinued operations, net of tax	$ (78,708)	$ 255,121	$ 3,848,935

Revenue

For the twelve month period ended December 31, 2007, the Company’s revenue from continuing operations increased to $1,568,732 as compared to $748,425 in 2006 due to revenues generated from two licensees, the largest portion of which was received from one licensee.

Expenses

For the year ended December 31, 2007, operating expenses were $5,894,974 as compared to $5,587,548 for the year ended December 31, 2006.  The items whch contributed to the increase in operating expenses during 2007 were Consulting & Professional fees of $804,893 as compared to $380,404 for the corresponding period in 2006, Bank charges, interest and foreign exchange of $890,771 as compared to a recovery of $(46,001) in 2006 due to the strenghtening of the Canadian dollar in relation to the US dollar throughout 2007, and Shareholder communications of $7,150 as compared to $5,512 during the corresponding period in 2006.  Salaries and benefits slightly decreased to $2,612,833 as compared to $2,819,595 for the year ended December 31, 2006.  Advertising and promotion expenses decreased substantially to $39,961 from $457,204 for the same period in 2006.  Rent, office and miscellaneous expenses were $443,784 as compared to $475,534 for 2006.  Amortization expense decreased to $265,242 as compared to $561,377 for the same period in 2006.

Interest Income

For the twelve month period ended December 31, 2007, the Company had interest income in the amount of $304,305 as compared to $109,593 during the corresponding period in 2006.

Loss from Operations before Discontinued Operations

The loss from operations before discontinued operations for 2007 was $(3,909,568) as compared to a loss of $(4,848,549) for the corresponding period in 2006.

Discontinued Operations

The Company recorded a loss from discontinued operations, net of tax, of $(78,708) as compared to an income from discontinued operations, net of tax, of $255,121 in 2006.

Net Loss

During the year ended December 31, 2007 the Company had a net loss of $(3,988,276) or $(0.04) per share (weighted average) as compared to a net loss of $(4,593,428) or $(0.05) per common share (weighted average) in the same period of 2006.  During the year ended December 31, 2007, the Company’s weighted average number of common shares was 101,428,720 as compared to 97,236,825 for the same period in 2006.

Liquidity and Capital Resources

As at December 31, 2007, the Company’s total assets were $7,160,671 as compared to $9,617,355 for the corresponding period in 2006.  The Company’s total liabilities were $258,170 as compared to $478,642 at December 31, 2006. The Company has not paid any cash dividends and does not plan to pay any cash dividends in the future.  As at December 31, 2007 the Company has no long-term debt.

As at December 31, 2007, the Company’s cash and cash equivalents were $6,166,076 as compared to $8,273,201 at December 31, 2006.

As at December 31, 2007, the Company’s accounts receivable was $115,737 as compared to $425,611 at December 31, 2006.  Due from related parties at December 31, 2007 was $17,512 as compared to $60 at December 31, 2006.  Prepaids and lease deposits at December 31, 2007 were $13,234 as compared to $15,000 at December 31, 2006.

Operating Activities

During the period ended December 31, 2007 the Company used $2,434,822 of cash from operating activities as compared to $2,771,107 of cash from operating activities in the corresponding period of 2006.

Financing Activities

Cash provided by financing activities was $1,074,261 in 2007 which included funds received by the Company in the amount of $850,000 pursuant to a Private Placement Subscription Agreement from an investor for 5,000,000 units of the securities of the Company which were issued on February 19, 2008.  Cash provided by financing activities during 2006 was $170,956.

Investing Activities

The Company used cash in investing activities of $183,852 in 2007 as compared to receiving $2,500,865 from investing activities in 2006.  The Company received $2,751,774 from the sale of its Action Poker Network in 2006. Proceeds from the sale of marketable securities were  $0 in 2007 as compared to $310,317 in 2006. Additions to software development were $0 in 2007 as compared to $(511,126) in 2006.   Purchase of marketable securities were $0 in 2007 as compared to $(50,100) in 2006.

Working Capital

For the year ended December 31, 2007, the Company had a working capital of $6,054,389 as compared to a working capital of $8,235,230 in the same period in 2006.

Summary of Quarterly Results

The following are the results for the eight most recent quarterly periods, starting with the three month quarterly period ended March 31, 2008:

For the Quarterly Periods ended	March 31, 2008	December 31, 2007	September 30, 2007	June 30, 2007
Total Revenues	$199,148	230,968	292,973	126,428
Loss before other items	(684,251)	(759,925)	(1,257,229)	(1,753,042)
Loss per common share before other items	(0.01)	(0.01)	(0.01)	(0.02)
Fully diluted earnings/ (loss) per common share before other items	**n/a	**n/a	**n/a	**n/a
Net loss for the period	(631,703)	(803,671)	(1,182,671)	(1,641,628)
Basic net loss per common share	(0.01)	(0.01)	(0.01)	(0.02)
Diluted net earnings/ (loss) per common share	**n/a	**n/a	**n/a	**n/a

For the Quarterly Periods ended	March 31, 2007	December 31, 2006	September 30, 2006	June 30, 2006
Total Revenues	$918,363	748,425	0	0
Loss before other items	(556,046)	(1,097,020)	(1,336,310)	(1,317,109)
Loss per common share before other items	(0.01)	(0.01)	(0.01)	(0.01)
Fully diluted earnings/ (loss) per common share before other items	**n/a	**n/a	**n/a	**n/a
Net earnings/(loss) for the period	(360,306)	(3,028,766)	(1,026,289)	(853,501)
Basic net earnings/ (loss) per common share	(0.00)	(0.03)	(0.01)	(0.01)
Diluted net earnings/ (loss) per common share	**n/a	**n/a	**n/a	**n/a

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

Quarterly Results

For the three months ended December 31, 2007 and December 31, 2006

During the three month [fourth quarter] period ended December 31, 2007, the Company had a net loss of $(803,671) or $(0.01) per share as compared to a net loss of $(3,028,766) or $(0.03) per share in the same three month [fourth quarter] period of 2006.  Total revenues were $230,968 as compared to revenues of $748,425 for the same period in 2006.  The decrease in revenue was due to the lower rate of revenue received from a licensee during the last quarter of 2007.  Operating costs have decreased significantly to $990,893 as compared to $1,845,445 for the same period in 2006.

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

Item 5.B - Liquidity and Capital Resources

In order for the Company to further increase its revenues, the Company must dedicate more resources to marketing and to further upgrading the Company’s Gaming Software so as to have additional games and features. If the Company is successful in increasing its revenues, Management is of the opinion that the Company shall be able to fund its marketing and development expenditures from the Company’s increased and/or current cash flow.

The Company entered into an agreement on April 20, 2005, with a syndicate of underwriters led by Wellington West Capital Markets Inc. and CIBC World Markets Inc. and including GMP Securities Ltd. and Sprott Securities Inc. (collectively the “Underwriters”) for a "bought-deal" underwritten private placement of Subscription Receipts (the "Brokered Offering").  The Brokered Offering closed on May 13, 2005.  As a result, 12,485,500 common shares and 6,242,750 share purchase warrants at an exercise price of $1.00 per common share were issued to various investors pursuant to the Brokered Offering.  Total net proceeds received by the Company were $7,487,689.  The Company paid the Underwriters an aggregate cash commission of $547,801 and issued a total of 842,771 Broker’s Compensation Warrants (the “Compensation Warrants”) were exercisable into Units at $0.65 per Unit.  Each Unit consisted of one common share in the capital of the Company and one half of one share purchase warrant.  One whole share purchase warrant was required to purchase one additional common share at $1.00 per share.  All share purchase warrants expired on May 13, 2007.  The shares, share purchase warrants and Compensation Warrants, which were issued by the Company on July 13, 2005, had hold periods which expired on September 14, 2005, at which time the share purchase warrants commenced trading on the TSX.V, under the symbol LVH.WT.  During the year ended December 31, 2007, the Company issued 25 common shares as a result of the exercising of broker’s compensation warrants at the price of $1 per common share for total proceeds to the Company of $25.

During the year ended December 31, 2007, an aggregate amount of 7,942,725 warrants expired unexercised.

The Company has granted stock options to acquire common shares of the Company, at certain prices, to various parties.  Should any outstanding stock options be exercised by any party, then any funds received by the Company shall be used for general working capital purposes.  However, there are no assurances whatsoever that any stock options will be exercised.

During the year ended December 31, 2007, the Company issued 1,961,500 common shares of the Company to employees and consultants as a result of exercising stock options at prices ranging from $0.12 to $0.27 per common share for total proceeds to the Company of $247,755.

During the year ended December 31, 2007, LVFH arranged with Special Opportunity Ltd. (“SPO”), an investment holding company, to enter into a private placement with the Company to subscribe for 5,000,000 units of the securities of the Company at CDN $0.17 per unit.  Each unit consists of one common share and one non-transferable warrant to buy an additional common share at CDN $0.25 per share for a period of twelve months. LVFH received the proceeds prior to the end of the year; however, all necessary regulatory approvals were not completed until subsequent to year-end and, as such, the Company did not issue the units until all necessary regulatory approvals were obtained.  The 5,000,000 units were issued on February 19, 2008 and had a hold period which expired on June 19, 2008.

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

The Company received TSX.V approval on October 30, 2006 to commence a normal course issuer bid.  Under the bid, which was conducted pursuant to the rules of the TSX.V, the Company could have purchased up to 8,913,000 of its common shares (the "Common Shares") representing approximately 8.9% of the Company's then issued and outstanding Common Shares.  The Company had until November 3, 2007 to purchase any or all of its 8,913,000 Common Shares.  The price at which the Company could have purchased its Common Shares would have been the market price thereof at the time of acquisition. Purchases of Common Shares would have been made in the open market through the facilities of the TSX.V.  Any Common Shares acquired by the Company would be cancelled. Purchases under the bid would have been made on behalf of the Company by Wellington West Capital Markets Inc.  As of December 31, 2007, the Company returned to treasury for cancellation 125,000 common shares, which were purchased for a total cost of $22,500.  The share repurchase resulted in an increase to contributed surplus of $14,375 and reduction to capital stock of $36,875.

On November 4, 2002, the Company entered into a licensing agreement with Zab Resources Inc. (formerly Bronx Ventures Inc.) (“Zab”), a related company, for the joint development of certain gaming software consisting of three card games (the “three card games software”), as a result of which, the three card games software was equally owned by the Company and Zab.  On May 5, 2006, Zab sold its interest in the three card games software to the Company for a consideration of 6,670,000 fully paid and non-assessable common shares of the Company at a deemed price of $0.36 per share determined by the market value of the Company’s common shares, for a total acquisition cost of $2,401,200, as determined by an independent valuation.  The 6,670,000 common shares of the Company, which have been issued to Zab, were restricted from trading until May 1, 2007.

During the year ended December 31, 2006, the Company issued 465,000 common shares to various warrant holders as a result of the exercising of warrants at prices ranging from $0.10 to $0.25 per common share for total proceeds to the Company of $99,000.

Proceeds received by the Company from all financings, with the exception of the $850,000 received from SPO, are being utilized for general working capital purposes.  The $850,000 received from SPO was used to acquire the Exclusivity Rights from CY Foundation, however, pursuant to the Amendment Agreement dated 28th May, 2008 between the Company and CY Foundation, the Company received $500,000 from CY Foundation as consideration for the termination of the SLA and the Definitive Agreement (please see Results of Operations on page 14).  This $500,000 shall also be utilized by the Company for general working capital purposes.

Software development costs

Research costs are expensed as incurred.  Costs related to the development of software are expensed as incurred unless such costs meet the criteria for deferral and amortization under Canadian generally accepted accounting principles.  The criteria include identifiable costs attributable to a clearly defined product, the establishment of technical feasibility, identification of a market for the software, the Company’s intent to market the software, and the existence of adequate resources to complete the project.  Software development costs are amortized over an estimated useful life of five years or prorated over its expected revenue stream whichever is higher, commencing in the year when commercial sales of the products commence.  Capitalized software development is evaluated in each reporting period to determine whether it continues to meet the criteria for continued deferral and amortization.  As of the fiscal year 2007, the Company no longer capitalizes its gaming software.

Capitalization of the Company’s Gaming Software

The types of expenses that were capitalized in 2007, 2006 and 2005 were:-

		2007	2006	2005

Rent	Cdn$	0	0	5,910
Amortization		0	0	7,677
Insurance		0	0	444
Interest		0	0	803
Payroll *		0	130,976	964,745

	Cdn$	0	130,976	** 979,579

*	Does not include any Stock Based Compensation Expense
*	Does not include any Salaries for Administration
*	Does not include any Salaries for Customer Service Employees
*	Payroll is directed at technically feasible programming enhancements only
**	The Capitalized amounts for Fiscal 2005 were included in the Sale of APGN to Playsafe.

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

Item 5.F - Tabular disclosure of contractual obligations

The Company has no Long Term Debt Obligations, Purchase Lease Obligations or Other Long Term Liabilities reflected on the Company’s Balance Sheet.

Contractual Obligations As of January 1, 2008.	Payments due by period
	Total	Less than 1 Year	1-3 years	3-5 years	More than 5 years
Long Term Debt Obligations	n/a	n/a	n/a	n/a	n/a
Capital Lease Obligations (Computers)	n/a	n/a	n/a	n/a	n/a
Purchase Lease Obligations	n/a	n/a	n/a	n/a	n/a
Operating Lease Obligations Office Space	Cdn $ 150,339	Cdn $ 150,339	n/a	n/a	n/a
Other Long Term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	n/a	n/a	n/a	n/a	n/a
US $ Total	US $ n/a	US $ n/a	n/a	n/a	n/a
Cdn $ Total	Cdn $ 150,339	Cdn $ 150,339	n/a	n/a	n/a

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Item 6.A - Directors and Senior Management

As of May 31 2008, the name, municipality of residence and the principal occupation of the Directors and Officers of the Company are the following:

Name and municipality of residence of Director or Officer	Position	Date of Birth	Principal Occupation	Term of Office
Bedo H. Kalpakian* Richmond, BC, Canada	Chairman and Director	May 14, 1946	Chairman, CFO & Director of Registrant; President of Zab Resources Inc; President & CEO of Colt Resources Inc.; President & CEO of Mountain Capital Inc. and Secretary of Touchdown Capital Inc.	Chairman: 1991 to Present Director: 1987 to Present 2006 to present 2005 to present 2005 to present
Jacob H. Kalpakian Vancouver, BC, Canada	President and Director	October 18, 1968

President, Director & CEO of Registrant;

Vice President of Zab Resources Inc;

Vice President of Colt Resources Inc.;

President & CEO of Touchdown Capital Inc. and

Secretary and CFO of Mountain Capital Inc.

1991 to Present 1991 to Present 2006 to Present 2005 to Present 2005 to Present
Gregory T. McFarlane,* Las Vegas, NV, USA	Director	November 13, 1968	Advertising Copywriter; Director of Zab Resources Inc.	1992 to Present
Neil Spellman* Carlsbad, CA, USA	Director	January 24, 1953	Senior Vice President of DB Financial Management, Inc. Director of Touchdown Capital Inc.	2002 to Present 2005 to Present
Maria P. Arenas Surrey, BC, Canada	Corporate Secretary	August 23, 1962	Corporate Secretary of the Registrant and Zab Resources Inc.	January 2008 to present

*Members of the Audit Committee.

Jacob H. Kalpakian is the nephew of Bedo H. Kalpakian.  All Directors serve for a term of one year until the next annual general meeting or until the date of their resignation, whichever occurs first.

Mr. David Shore was appointed as the Company’s CFO on April 11, 2007.  Effective July 11, 2007,  Mr. David Shore resigned and Mr. Bedo H. Kalpakian has been appointed as the Company’s CFO.

There are no arrangements or understandings whatsoever with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or member of senior management.

Item 6.B - Compensation

For the year ended December 31, 2007, Kalpakian Bros. of B.C. Ltd. ("Kalpakian Bros.") was paid $360,000 (December 31, 2006: $360,000) (December 31, 2005:$ 270,000).  For the three month period ended March 31, 2008, Kalpakian Bros. of B.C. Ltd. was paid $90,000. (March 31, 2007: $90,000).   The principals of Kalpakian Bros. are Bedo H. Kalpakian and Jacob H. Kalpakian, both Company directors and officers.  Pursuant to a Management Services Agreement (the "Agreement") effective July 1, 2005, (Exhibit 10.9 – Incorporated by Reference) the remuneration payable to Kalpakian Bros. is $30,000 per month plus GST.  Kalpakian Bros. is also entitled to reimbursement for all traveling and other expenses incurred by it in connection with performing its services.  The term of the Agreement is for five years and the term automatically extends for additional one-year periods on each anniversary date of the Agreement, unless the Company, not less than 180 days prior to any such anniversary, gives written notice to Kalpakian Bros. that it does not wish to further extend the Agreement.  If the Agreement is terminated by the Company other than for just cause, or is terminated by Kalpakian Bros. for good reason, then Kalpakian Bros. is entitled to be paid the annual remuneration for the unexpired term of the Agreement and is also entitled to immediate vesting of all unvested stock options.  Kalpakian Bros. may terminate the Agreement on giving four months notice.

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

The Company does not have any Stock Appreciation Rights Plans and does not have any Long Term Incentive Plans.

Pursuant to indemnity agreements dated April 1, 1993, with Bedo H. Kalpakian, Jacob H. Kalpakian and Gregory T. McFarlane (which have already been filed in previous years as Exhibits to the Form 20F) and indemnity agreement dated July 12, 2002 with Neil Spellman (Exhibit 10.6 - Incorporated by reference) and an Indemnity Agreement dated January 7, 2008  with Maria P. Arenas (Exhibit 10.6.2* - Attached herewith) collectively "the Directors and Officers", the Company has agreed to indemnify and save the Directors and Officers, their heirs and personal representatives harmless from and against all costs, charges and expenses arising out of their association with the Company.  These costs, charges and expenses include any amounts paid to settle an action or to satisfy a judgement brought or found against the Directors and Officers and any amounts paid to settle an administrative action or proceeding providing the indemnified party has acted in good faith and in the best interests of the Company.  To date the Company has not made any payments whatsoever under the Indemnity Agreements.

During the twelve month period ended December 31, 2007, there were no  incentive stock options exercised by any Directors and/or Officers of the Company.  Subsequent to the year ended December 31, 2007 and up to the date of this report (May 31, 2008) there have no been incentive stock options exercised by any Directors and/or Officers.

Incentive stock options held by the Company’s Directors and Officers, as of May 31, 2008, are as follows:

Name	Date of Grant	Securities Under Options Granted (#)	Exercise or Base Price ($/Security)	Expiration Date
Bedo H. Kalpakian	December 22, 2006	2,830,000	0.12	December 22, 2009
Jacob H. Kalpakian	December 22, 2006	2,830,000	0.12	November 3, 2006
Gregory T. McFarlane	December 22, 2006	100,000	0.12	November 3, 2006
Neil Spellman	December 22, 2006	250,000	0.12	November 3, 2006
Maria P. Arenas	August 14, 2007 December 21, 2007	80,000 80,000	0.185 0.115	August 14, 2010 December 21, 2010
	Total	6,170,000

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

6.C.2. Details of Directors’ service contracts with the Company or any of its subsidiaries are as follows:

The Company has paid Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”) a total remuneration of $360,000 for the year ended December 31, 2007 (2006: $360,000; 2005: $270,000).  The principals of Kalpakian Bros. are Bedo H. Kalpakian and Jacob H. Kalpakian, both Company Directors and Officers.  Pursuant to a Management Services Agreement (the "Agreement") effective July 1, 2005, the remuneration payable to Kalpakian Bros. is $30,000 per month plus GST.  Kalpakian Bros. is also entitled to reimbursement for all traveling and other expenses incurred by it in connection with performing its services.  The term of the Agreement is for five years and the term automatically extends for additional one-year periods on each anniversary date of the Agreement, unless the Company, not less than 180 days prior to any such anniversary, gives written notice to Kalpakian Bros. that it does not wish to further extend the Agreement.  If the Agreement is terminated by the Company other than for just cause, or is terminated by Kalpakian Bros. for good reason, then Kalpakian Bros. is entitled to be paid the annual remuneration for the unexpired term of the Agreement and is also entitled to immediate vesting of all unvested stock options.  Kalpakian Bros. may terminate the Agreement on giving four months notice.   (Exhibit 10.9 – Incorporated by reference ).

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

Pursuant to Canadian National Policy (52-110) with respect to Audit Committee Disclosure, the charter of the Company’s Audit Committee and other related information required to be disclosed have been disclosed in the Company’s Annual Information Circular with respect to the Company’s upcoming Annual Shareholder’s meeting which is scheduled to take place on June 16, 2008.  The Information Circular (Exhibit 20.5 – Incorporated by reference) includes the Company’s Audit Committee Disclosure under Form 52-110F2.

The Company does not have a remuneration committee or an executive committee largely due to its size.

Item 6.D - Employees

The Company’s Canadian Head Office, as of December 31, 2007 employs 34 people (December 31, 2006: 47) consisting of staff and management.  As at May 31, 2008, the Company employs 34 people.

The Company’s employees are not represented by a union or other collective bargaining organization and the Company has never experienced a work stoppage by its employees.  The Company believes that its employee relations are good.

Item 6.E - Share Ownership

The number of common shares without par value beneficially (indirectly or directly) owned by Directors and Officers of the Company as of  May 31, 2008 is as follows:

Name of Director/Officer and Municipality of Residence	Number of Issued Capital		Percentage of the Total Issued Share Capital*
Bedo H. Kalpakian, Richmond, British Columbia, Canada	2,730,708 922,633	direct(1) indirect(2)	3.41%
Jacob H. Kalpakian, Vancouver, British Columbia, Canada	852,907 3,422,633	direct(1) indirect(2)	3.99%
Gregory T. McFarlane, Las Vegas, Nevada, USA	513	direct(1)	0.0004787%
Neil Spellman, Carlsbad, California, USA	415,000	direct(1)	0.39%

* Based on 107,149,545 issued and outstanding common shares as of May 31, 2008.

(1)

Common shares beneficially owned by Directors and Officers (directly) are based on information furnished to the Company by the Directors and Officers.

(2)

Represents common shares beneficially owned by Directors and Officers (indirectly) or over which control or direction is exercised is based on information furnished to the Company by the Directors and Officers and which comprises:- 922,633 common shares which are held by Kalpakian Bros. of B.C. Ltd., a private company of which Bedo H. Kalpakian and Jacob H. Kalpakian are the principal shareholders and 2,500,000 shares which are held by the spouse of Jacob H. Kalpakian.

6.E.(2) Stock Options for Employees

From time to time, the Company grants incentive stock options to its directors, officers, employees and consultants on terms and conditions acceptable to the TSX.V.  The incentive stock options entitle the holders to acquire common shares of the Company from treasury.  The incentive stock options are a means of rewarding future services provided to the Company and are not intended as a substitute for salaries or wages, or as a means of compensation for past services rendered.

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

As of May 31, 2008, the following incentive stock options to purchase common shares in the capital of the Company were held by employees and consultants of the Company:

Agreement Date	Optionees	Number of Common shares	Exercise price per Share $	Expiry Date
Employees
August 1, 2006	Employees (2)	75,000	0.18	August 1, 2008
September 13, 2006	Employees (1)	20,000	0.17	September 13, 2008
December 22, 2006	Employees (30)	2,067,500	0.12	December 22, 2009
April 11, 2007	Employees (1)	400,000	0.18	April 11, 2010
July 9, 2007	Employees (4)	295,000	0.205	July 9, 2010
July 17, 2007	Employees (1)	65,000	0.20	July 17, 2010
August 26, 2007	Employees (1)	20,000	0.18	August 26, 2010
October 2, 2007	Employees (1)	50,000	0.18	October 2, 2010

October 17, 2007	Employees (1)	100,000	0.17	October 17, 2010
December 1, 2007	Employees (1)	20,000	0.11	December 1, 2010
December 3, 2007	Employees (1)	150,000	0.11	December 3, 2010
December 12, 2007	Employees (1)	37,500	0.10	December 12, 2010
December 21, 2007	Employees (2))	65,000	0.115	December 21, 2010
April 15, 2008	Employees (1)	20,000	0.11	April 15, 2011
May 1, 2008	Employees (1)	20,000	0.10	May 1, 2011
May 14, 2008	Employees (1)	50,000	0.11	May 14, 2011
May 15, 2008	Employees (1)	50,000	0.095	May 15, 2011
May 26, 2008	Employees (2)	80,000	0.075	May 26, 2011

Consultants
January 3, 2007	Consultants	350,000	0.13	January 3, 2010
July 17, 2007	Consultants	500,000	0.20	July 17, 2010
February 25, 2008	Consultants	200,000	0.15	February 25, 2011
	Total:	4,635,000

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7.A - Major shareholders

7.A.1.

As of May 31, 2008, the following persons or corporations beneficially owned, directly or indirectly, or exercised control over shares carrying more than 5% of the issued and outstanding shares of the Company:

Name of Shareholder and Municipality	Number of Issued Capital	Percentage of the Total Issued Share Capital*
CDS & Co., Toronto, Ontario, Canada**	97,415,829	90.92%
Bedo Kalpakian and Jacob Kalpakian***	7,006,248	6.54%

*

Based on 107,149,545 issued and outstanding common shares as of May 31, 2008.

**

CDS & Co. is a depository trust which holds shares on behalf of others and the beneficial holders of these shares are not within the knowledge of the Company.

*** Of these shares, 2,730,708 common shares are held by Bedo H. Kalpakian directly, 852,907 common shares are held by Jacob H. Kalpakian directly, 922,633 common shares are held by Kalpakian Bros. of B.C. Ltd., a private company of which Bedo H. Kalpakian and Jacob H. Kalpakian are the principal shareholders, 2,500,00 common shares are held by the spouse of Jacob H. Kalpakian.

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

*** Of these shares, 230,708 common shares are held by Bedo H. Kalpakian directly, 852,907 common shares are held by Jacob H. Kalpakian directly, 922,633 common shares are held by Kalpakian Bros. of B.C. Ltd., a private company of which Bedo H. Kalpakian and Jacob H. Kalpakian are the principal shareholders, 2,540 common shares are held by the mother or Jacob H. Kalpakian and 8,074,006 common shares are owned by Zab Resources Inc., a public company of which Bedo H. Kalpakian and Jacob H. Kalpakian are directors and officers.

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

*** Of these shares, 269,204 common shares are held by Bedo H. Kalpakian directly, 853,577 common shares are held by Jacob H. Kalpakian directly, 922,633 common shares are held by Kalpakian Bros. of B.C. Ltd., a private company of which Bedo H. Kalpakian and Jacob H. Kalpakian are the principal shareholders, 2,540 common shares are held by the mother or Jacob H. Kalpakian and 8,573,506 common shares are owned by Zab Resources Inc., a public company of which Bedo H. Kalpakian and Jacob H. Kalpakian are directors and officers.

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

7.A.2. As of December 31, 2007, the Company had 102,070,795 issued and outstanding common shares.  The portion of outstanding securities of the Company held in the United States and the number of recorded holders thereof was 4,145,044 and 36 respectively.

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

Item 7.B - Related Party Transactions

LVFH is related to the following companies by common management and/or Directors and/or Officers:

-

Zab Resources Inc. (“Zab”), a public company listed on the OTC Bulletin Board and on the CNQ Stock Exchange (“CNQ”) of which Jacob H, Kalpakian, Bedo H. Kalpakian and Gregory T. McFarlane are officers and directors;

-

Kalpakian Bros. of B.C. Ltd., a private company incorporated under the laws of the Province of British Columbia, the principal shareholders of which are Jacob H. Kalpakian and Bedo H. Kalpakian, directors of the Company;

-

Colt Resources Inc. (“CRI”), a reporting issuer in the provinces of Alberta, British Columbia and Ontario the securities of which are listed on the CNQ.  CRI was incorporated in the Province of Alberta and has been continued into the Province of British Columbia;

-

Mountain Capital Inc. (“MCI”) a public company listed on the TSX.V of which Jacob H. Kalpakian and Bedo H. Kalpakian are officers, directors and principal shareholders;

-

Touchdown Capital Inc. (“TD”) a public company listed on the TSX.V of which Jacob H. Kalpakian, Bedo H. Kalpakian and Neil Spellman are directors and principal shareholders.

The Company shares office space and certain expenses with Zab, MCI, TD and CRI, companies related by certain common officers and directors.  Rent for the office premises is paid by the Company.  Zab, MCI, TDCI and CRI are charged for their proportionate share of office rent and office services provided by the Company.   Effective January 1, 2008, MCI and CRI have relocated offices and terminated the services provided by the Company.

Amounts due from related parties are due on demand with certain amounts bearing interest at prime plus 1%.

Amounts payable to directors are for expenses incurred on behalf of the Company and are payable on demand with no interest.

On January 7, 2005, Zab acquired 1,250,000 units of LVFH at a price of $0.20 per unit.  Each LVFH unit consisted of one LVFH common share and one-half of one warrant.  One whole warrant was required to purchase one LVFH common share at $0.25 per share for a period of 24 months.  In January 2006, Zab exercised 600,000 of its half warrants. In January 2007, the remaining 650,000 half warrants expired.

On November 4, 2002, the Company entered into a Licensing Agreement (Exhibit 10.8 – Incorporated by reference) with Zab, a related company, for the joint development of certain gaming software consisting of three card games (the “three card games software”), as a result of which, the three card games software was equally owned by the Company and Zab.  The Company was the operator of the three card games software and marketed the three card games.  Prior to May 6, 2006, the Company received 60% of all revenues that were generated from the operation of the three card games software and Zab received 40%.  On May 5, 2006, Zab sold its interest in the three card games software to the Company for a consideration of 6,670,000 fully paid and non-assessable common shares in the capital of LVFH at a deemed price of $0.36 per share for a total acquisition cost of $2,401,200 determined by an independent evaluation.  (Exhibit 10.12 – Incorporated by reference).  The 6,670,000 common shares of the Company, which were issued to Zab were restricted from trading until May 1, 2007.  As a result of this sale, Zab will no longer receive any revenues from the Company with respect to the three card games software.  Furthermore, the Company no longer has any online gaming interests in the North American market.  For the twelve month period ended December 31, 2007, the Company has paid $Nil to Zab (2006: $219,160; 2005: $484,804).

For the twelve month period ended December 31 2007, Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”) was paid $360,000. (2006: $360,000).  The principals of Kalpakian Bros. are Bedo H. Kalpakian and Jacob H. Kalpakian, both Company directors and officers.  Pursuant to a Management Services Agreement (the "Agreement") effective July 1, 2005, the remuneration payable to Kalpakian Bros. is $30,000 plus GST per month.  Kalpakian Bros. is also entitled to reimbursement for all traveling and other expenses incurred by it in connection with performing its services.  The term of the Agreement is for five years and the term automatically extends for additional one-year periods on each anniversary date of the Agreement, unless the Company, not less than 180 days prior to any such anniversary, gives written notice to Kalpakian Bros. that it does not wish to further extend the Agreement.  If the Agreement is terminated by the Company other than for just cause, or is terminated by Kalpakian Bros. for good reason, then Kalpakian Bros. is entitled to be paid the annual remuneration for the unexpired term of the Agreement and is also entitled to immediate vesting of all unvested stock options.  Kalpakian Bros. may terminate the Agreement on giving four months notice.

As of December 31, 2007, an amount of $17,512 is due from related parties which consists of the following:

	2007	2006
Receivables from MCI
Rent charged by LVFH	$ 318	$ 0
Office services charged by LVFH	1,272	0
	1,590	0
Receivables from TD
Rent charged by LVFH	318	0
Office services charged by LVFH	1,272	0
	1,590	0
Receivable from Zab
Rent charged by LVFH	318	0
Office expense charged by LVFH	1,272	0
Reimbursements for expenses paid by LVFH	504	0
	2,094	0
Receivables from CRI
Rent charged by LVFH	2,120	0
Office services charged by LVFH	8,480	0
Reimbursements for expenses paid by LVFH	1,638	0
	12,238	0
Receivable from directors	0	60
Receivable from related parties	$ 17,512	$ 60

As of December 31, 2007, an amount of $343 is due to related parties which consists of the following:

	2007	2006
Payable to Zab for payroll expenses charged to LVFH	$ 0	$ 5,196
Payable to directors	343	0
	$ 343	$ 5,196

As at December 31, 2007, the following amounts were paid to the Company:

The Company charged Zab for:
(a) office expenses of $12,000 (2006 - $Nil; 2005 - $Nil);
(b) rent expenses of $4,000 (2006 - $6,000; 2005 - $6,000); and

The Company charged CRI for:
(c) rent of $11,500 (2006 - $Nil; 2005 - $Nil);
(d) office expenses of $46,000 (2006 - $Nil; 2005 - $Nil); and

The Company charged MCI for:
(e) rent of $3,000 (2006 - $Nil; 2005 - $Nil); and
(f) office expenses of $12,000 (2006 - $Nil; 2005 - $Nil);

The Company charged TD for:
(g) rent of $3,000 (2006 - $Nil; 2005 - $Nil); and
(h) office expenses of $12,000 (2006 - $Nil; 2005 - $Nil).

As at December 31, 2007, the Company paid Zab the following:

Zab charged the Company for:
(a) payroll expenses of $Nil (2006 - $322,629; 2005 - $205,608); and
(b) other expenses of $4,061 (2006 - $Nil; 2005 - $1,455).

Item 7.C. Interests of Experts and counsel

Not Applicable

ITEM 8. FINANCIAL INFORMATION

Item 8.A. Consolidated Statements and Other Financial Information

The Company’s Audited Consolidated Financial Statements for the year ended December 31, 2007 and 2006 are included in Item 17 of this report.

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

Item 8.B. Significant Changes.

During the year ended December 31, 2006 the Company sold its Action Poker Network as a result of the Unlawful Internet Gambling Enforcement Act of 2006 (the “UIGE Act”).  As of December 31, 2007, and up until May 31, 2008, there were no significant changes in the affairs of the Company.

ITEM 9. THE OFFER AND LISTING

Item 9.A. (4) Listing Details

The common shares of the Company were listed on the Vancouver Stock Exchange, British Columbia, on September 15, 1983.  Effective on November 29, 1999, the Vancouver Stock Exchange became known as the Canadian Venture Exchange (“CDNX”) as a result of the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange.  During 2002, the CDNX changed its name to the TSX Venture Exchange (referred to as “TSX.V”) pursuant to the Toronto Stock Exchange’s acquisition of the CDNX.  The following table sets forth the market price (Canadian dollar), range and trading volume of the common shares on the TSX.V for the periods indicated.  The current trading symbol of the Company's common shares listed on the TSX.V is "LVH".  The closing market price on May 31, 2008 was Canadian $0.065 per common share on the TSX.V (May 31, 2007: $0.18).

TSX.V

Trading Range (Canadian $)

Five Most Recent Financial Years	High $	Low $	Volume
2003	0.495	0.01	50,031,230
2004	0.40	0.09	56,935,312
2005	0.83	0.235	130,789,270
2006	0.435	0.075	56,663,566
2007	0.34	0.09	28,449,197

TSX .V – (Canadian)

Two Most Recent Financial Years
Year 2006	High $	Low $	Volume
Jan 1 – Mar 31	0.435	0.27	13,935,850
Apr 1 – Jun 30	0.375	0.205	17,148,047

Jul 1 – Sep 30	0.225	0.13	8,171,793
Oct 1 – Dec 31	0.23	0.075	17,407,876
Year 2007	High $	Low $	Volume
Jan 1 – Mar 31	0.34	0.16	13,355,495
Apr 1 – Jun 30	0.275	0.16	6,576,000
Jul 1 – Sep 30	0.25	0.14	5,895,705
Oct 1 – Dec 31	0.18	0.09	2,621,997
Year 2008
Jan 1 – Mar 31
Six Most Recent Months	High $	Low $	Volume
December 2007	0.13	0.09	37,900
January 2008	0.21	0.11	4,459,075
February 2008	0.15	0.11	1,382,600
March 2008	0.135	0.10	1,024,300
April 2008	0.125	0.085	1,028,300
May 2008	0.09	0.05	11,696,640

Effective July, 1999 the Company’s common shares commenced trading in the U.S.A. on the OTC Bulletin Board under the symbol "LVFHF".  The following table sets forth the market price (US$), range and trading volumes of the common shares of the Company on the OTC Bulletin Board for the periods indicated:-

OTC Bulletin Board Trading Range (US $)

Five Most Recent Financial Years	High $	Low $	Volume
2003	0.37	0.02	4,964,163
2004	0.30	0.075	2,048,186
2005	0.685	0.17	8,986,600
2006	0.41	0.068	3,096,571
2007	0.28	0.09	3,417,640

Two Most Recent Financial Years
Year 2006	High $	Low $	Volume
Jan 1 – Mar 31	0.41	0.24	889,239
Apr 1 – Jun 30	0.335	0.164	513,743
Jul 1 – Sep 30	0.20	0.137	761,387
Oct 1 – Dec 31	0.195	0.068	932,202
Year 2007	High $	Low $	Volume
Jan 1 – Mar 31	0.28	0.135	340,375
Apr 1 – Jun 30	0.22	0.13	162,425
Jul 1 – Sep 30	0.24	0.14	1,105,512
Oct 1 – Dec 31	0.168	0.09	1,809,328
Six Most Recent Months	High $	Low $	Volume
December 2007	0.135	0.10	1,376,623
January 2008	0.205	0.12	72,680
February 2008	0.135	0.135	1,000
March 2008	0.091	0.091	7,500
April 2008	0.10	0.10	10,000
May 2008	0.12	0.05	96,500

Effective September 1, 2000, the Company’s common shares were listed for trading on the Third Market Segment of the Berlin Stock Exchange under the symbol "LVH".  The following table sets forth the market price (Euro €), range and trading volumes of the common shares of the Company on the Berlin Stock Exchange for the periods indicated:-

Berlin Stock Exchange (Third Market Segment)– (Euro €)

Two Most Recent Financial Years
Year 2006	High€	Low €	Volume
Jan 1 – Mar 31	0,27	0,19	0

Apr 1 – Jun 30	0,26	0,14	22,800
Jul 1 – Sep 30	0,15	0,07	30,000
Oct 1 – Dec 31	0,12	0,02	0
Year 2007	High€	Low €	Volume
Jan 1 – Mar 31	0,19	0,12	0
Apr 1 – Jun 30	0,15	0,10	0
Jul 1 – Sep 30	0,13	0,11	0
Oct 1 – Dec 31	0,12	0,05	4,200
Year 2008
Jan 1 – Mar 31
Six Most Recent Months	High€	Low €	Volume
December 2007	0,08	0,06	0
January 2008	0.12	0.07	0
February 2008	0.09	0.06	0
March 2008	0.08	0.05	0
April 2008	0.07	0.05	0
May 2008	0.06	0.04	30,000

Effective February 27, 2006, the Company’s common shares were listed for trading on the Frankfurt Stock Exchange under the symbol "LVH".  The following table sets forth the market price (Euro €), range and trading volumes of the common shares of the Company on the Frankfurt Stock Exchange for the periods indicated:-

Frankfurt Stock Exchange – (Euro €)

Year 2006	High€	Low €	Volume
Jan 1 – Mar 31	0,31	0,24	93,500
Apr 1 – Jun 30	0,26	0,14	6,901,780
Jul 1 – Sep 30	0,15	0,07	342,970
Oct 1 – Dec 31	0,12	0,03	335,640
Year 2007	High €	Low €	Volume
Jan 1 – Mar 31	0,22	0,09	40,000
Apr 1 – Jun 30	0,15	0,10	2,000
Jul 1 – Sep 30	0,16	0,10	10,600
Oct 1 – Dec 31	0,11	0,06	3,200
Six Most Recent Months	High€	Low €	Volume
December 2007	0,08	0,06	0
January 2008	0.07	0.03	59,200
February 2008	0.09	0.06	0
March 2008	0.08	0.05	0
April 2008	0.07	0.04	0
May 2008	0.05	0.02	0

Item 9.C. Markets

The common shares of the Company were listed on the Vancouver Stock Exchange, British Columbia, on September 15, 1983.  Effective on November 29, 1999, the Vancouver Stock Exchange became known as the Canadian Venture Exchange (“CDNX”) as a result of the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange.  During 2002, the CDNX changed its name to the TSX Venture Exchange (referred to as “TSX.V”)

pursuant to the Toronto Stock Exchange’s acquisition of the CDNX.  The current trading symbol for the Company’s common shares on the TSX.V is “LVH”.

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

Effective February 27, 2006, the Company’s common shares are listed for trading on the Frankfurt Stock Exchange in Germany.  The trading symbol for the Company’s common shares is “LVH”, and the German Securities Code is WKN 935277, (ISIN Number CA 517 672 1010)

ITEM 10. ADDITIONAL INFORMATION

Item 10.A.1.  Share Capital.

The authorized capital of the Company consists of an unlimited number of common and preferred shares without par value of which 107,149,545 common shares are issued and outstanding as of May 31, 2008.  There are no preferred shares outstanding.

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

Capital Stock

Unlimited number of common shares without par value

Unlimited number of preferred shares without par value

Outstanding Share Data	Number of Common Shares	Number of Preferred Shares	Exercise ($) Price per common share	Expiry Dates
Issued and Outstanding as at May 31, 2008	107,149,545	Nil	N/A	N/A
Stock Options	10,805,000	Nil	$0.075 to 0.205	August 1/08 - June 4/11
Warrants	5,000,000	Nil	N/A	February 19/09
Fully Diluted as at May 31, 2008	122,954,545

Item 10.A.4. Warrants

The following summarizes the warrants that have been issued, exercised, cancelled or expired during the years ended December 31, 2007, 2006 and 2005:

		Weighted
		Average
	Number	Exercise
	of Warrants	Price

Balance, December 31, 2004	6,645,000	$ 0.19

Issued	8,742,750	$ 0.82
Exercised	(2,430,000)	$ 0.19

Balance, December 31, 2005	12,957,750	$ 0.59
Issued	0	N/A
Exercised	(465,000)	$ 0.21
Expired	(4,550,000)	$ 0.20

Balance, December 31, 2006	7,942,750	$ 0.84
Issued	0	N/A
Exercised	(25)	$ 1.00
Expired	(7,942,725)	$ 0.84
Balance, December 31, 2007	0	0

At December 31, 2007 and 2006, the following warrants were outstanding and exercisable.

	Exercise	Number of Shares
Expiry Date	Price	2007	2006

January 7, 2007	$0.25	0	1,700,000
May 13, 2007	$1.00	0	6,242,750

Balance, end of year	$0.25 and 1.00	0	7,942,750

As at May 31, 2008, there are 5,000,000 non-transferable share purchase warrants outstanding to purchase, until February 19, 2009, an additional common share in the capital of the Company at the price of $0.25 per common share.

              All warrants have been issued pursuant to resolutions of the Board of Directors of the Company.

Item 10.A.5. Stock Options

From time to time the Company grants stock options to employees, officers, directors and consultants pursuant to the rules and regulations of the Venture Exchange (“TSX Venture”).  During the year ended December 31, 2007, 1,961,500 stock options were exercised, 1,912,000 stock options were forfeited, 2,017,000 stock options expired unexercised and the Company granted 3,525,000 stock options to officers, consultants and employees.

During 2004, the Company’s shareholders adopted and approved the Company’s 2004 Stock Option Plan (the “2004 Plan”).  The 2004 Plan, which has received the approval of the TSX Venture, reserved 11,290,154 common shares for issuance representing 20% of the Company’s issued and outstanding common shares on April 12, 2004.  At the Annual and Special General Meeting of the Company’s shareholders, which was held on June 30, 2005, the shareholders approved the amendment to the Company’s 2004 Plan by increasing the maximum number of common shares that may be reserved for issuance pursuant to the Stock Option Plan to 15,866,936 common shares (the “Company’s Amended 2004 Stock Option Plan”).  (See Exhibit 10.13 - Incorporated by reference)  Pursuant to the Company’s Amended 2004 Stock Option Plan that has received TSX Venture approval, the Company grants stock options to employees, directors, officers and consultants. As at December 31, 2007, there are 1,438,844 stock options available for granting.

The following summarizes the officer, director, employee and consultant stock options that have been granted, exercised, forfeited and expired during the years ended December 31, 2007 and 2006.  The options vest 25% on grant and thereafter at 25% every six months.

	Number	Weighted Average
	of Options	Exercise Price

Balance, December 31, 2005	9,971,592	$ 0.19
Granted	9,815,000	$ 0.12
Exercised	(584,592)	$ 0.16
Expired	(5,549,000)	$ 0.17
Balance, December 31, 2006	13,653,000	$ 0.15
Granted	3,525,000	$ 0.19
Forfeited	(1,912,000)	$ 0.24
Exercised	(1,961,500)	$ 0.13
Expired	(2,017,000)	$ 0.25
Balance, December 31, 2007	11,287,500	$ 0.13

At December 31, 2007 and 2006, the following stock options were outstanding.  The options entitle the holders to purchase the stated number of common shares at the exercise price per common share with the following expiry dates:

	2007			2006
	Options Outstanding			Options Outstanding
	Weighted			Weighted
	Average	Number of	Aggregate	Average	Number of	Aggregate
Expiry	Exercise	Shares Under	Intrinsic	Exercise	Shares Under	Intrinsic
Date	Price	Option	Value	Price	Option	Value

2007	$ 0.00	0	$ 0	$ 0.22	3,888,000	$ 61,710
2008	$ 0.19	107,500	0	$ 0.20	265,000	0
2009	$ 0.12	8,485,000	84,850	$ 0.12	9,500,000	0
2010	$ 0.17	2,695,000	7,675	$ 0.00	0	0
	$ 0.13	11,287,500	$ 92,525	$ 0.15	13,653,000	$ 61,710

	2007			2006
	Options Exercisable			Options Exercisable
	Weighted			Weighted
	Average	Number of	Aggregate	Average	Number of	Aggregate
Expiry	Exercise	Shares Under	Intrinsic	Exercise	Shares Under	Intrinsic
Date	Price	Option	Value	Price	Option	Value

2007	$ 0.00	0	$ 0	$ 0.22	3,815,500	$ 3,763,000
2008	$ 0.14	77,500	0	$ 0.22	87,500	4,098,000
2009	$ 0.12	6,316,250	63,163	$ 0.12	2,375,000	0
2010	$ 0.17	961,250	1,919	$ 0.00	0	0
	$ 0.13	7,355,000	$ 65,082	$ 0.18	6,278,000	$ 7,861,000

The Company applies the fair value method using the Black-Scholes option pricing model in accounting for its stock options granted.  Accordingly, for the year ended December 31, 2007 compensation expense of  $155,717 (2006: $513,392; 2005: $146,963) was recognized as salaries expense, and $521,067 (2006: $0; 2005: $182,436) was recognized as consulting expense.

The weighted average fair value of options granted and vested during the years ended December 31, 2007 and 2006 were as follows:

2007			2006
Number of Options	Weighted Average Exercise Price	Weighted Average Fair Value Options	Number of Options	Weighted Average Exercise Price	Weighted Average Fair Value Options
1,815,000(a)	$ 0.14	$0.18	9,500,000(a)	$ 0.17	$ 0.22
555,000(b)	$ 0.51	$0.51	85,000(b)	$ 0.31	$ 0.31
1,155,000(c)	$ 1.42	$1.34	230,000(c)	$ 0.19	$ 0.17

Exercise Price:

(a)

is less than the market price of the Company’s stock on the grant date.

(b)

equals the market price of the Company’s stock on the grant date.

(c)

exceeds the market price of the Company’s stock on the grant date.

The fair value of each option grant was calculated using the following weighted average assumptions:

	2007	2006	2005
Expected life (years)	3	2	2
Interest rate	4.19%	2.89%	3.00%
Volatility	94.00%	113.43%	186.43%
Dividend yield	0.00%	0.00%	0.00%

The following summarizes the officer, director, employee and consultant stock options that have been granted, exercised, forfeited, expired and cancelled during the three months ended March 31, 2008.  The options vest 25% on grant and thereafter at 25% every six months.  As at March 31, 2008, there are 1,990,094 stock options available for granting.

	Number	Weighted Average
	of Stock Options	Exercise Price
Balance, December 31, 2007	11,287,500	$ 0.13
Granted	220,000	0.15
Forfeited	(143,750)	0.11
Exercised	(78,750)	0.12
Cancelled	(607,500)	0.16
Balance, March 31, 2008	10,677,500	0.13

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

Authorized:

Preferred shares without par value – unlimited (none issued)

Common shares without par value – unlimited

The Company received TSX.V approval on October 30, 2006 to commence a normal course issuer bid.  Under the bid, which was conducted pursuant to the rules of the TSX.V, the Company could have purchased up to 8,913,000 of its common shares (the "Common Shares") representing approximately 8.9% of the Company's then issued and outstanding Common Shares.  The Company had until November 3, 2007 to purchase any or all of its 8,913,000 Common Shares.  The price at which the Company could have purchased its Common Shares would have been the market price thereof at the time of acquisition. Purchases of Common Shares would have been made in the open market through the facilities of the TSX.V.  Any Common Shares acquired by the Company would be cancelled. Purchases under the bid would have been made on behalf of the Company by Wellington West Capital Markets Inc.  As of December 31, 2007, the Company returned to treasury for cancellation 125,000 common shares, which were purchased for a total cost of $22,500.  The share repurchase resulted in an increase to contributed surplus of $14,375 and reduction to capital stock of $36,875.

The numbers of shares issued are as follows:

	Number		Contributed
Common shares	of Shares	Amount	Surplus

Balance, December 31, 2004	69,858,678	17,299,101	2,451,298
Exercise of stock options for cash	2,740,500	463,360	0
Exercise of warrants for cash	2,430,000	428,000	0
Reclassification of contributed
surplus on exercise of options	0	474,343	(474,343)
Private placements,
net of proceeds	17,485,500	8,432,031	0
Stock-based compensation	0	0	329,399

Balance, December 31, 2005	92,514,678	27,096,835	2,306,354
Exercise of stock options for cash	584,592	93,755	0
Exercise of warrants for cash	465,000	99,000	0
Reclassification of contributed
surplus on exercise of options	0	102,029	(102,029)
Acquisition of three card games
software	6,670,000	2,401,200	0
Stock-based compensation	0	0	513,391

Balance, December 31, 2006	100,234,270	$29,792,819	$2,717,716
Exercise of warrants for cash	25	25	0
Exercise of options for cash	1,961,500	247,755	0
Repurchase under normal

course issuer bid	(125,000)	(36,875)	14,375
Reclassification of contributed
surplus on exercise of options	0	249,564	(249,564)
Stock-based compensation	0	0	676,784

Balance, December 31, 2007	102,070,795	$30,253,288	$3,159,311

Item 10.B. Memorandum and Articles of Association. This information has been reported previously. [Exhibit 3.1 - Incorporated by reference and Exhibit 3.2 – Incorporated by reference.]

Item 10.C. Material Contracts

On November 4, 2002, the Company entered into a licensing agreement with Zab(Exhibit 10.8 – Incorporated by reference)   for the joint development of certain gaming software consisting of three card games (the “three card games software”), as a result of which, the three card games software was equally owned by the Company and Zab.  On May 5, 2006, Zab sold its interest in the three card games software to the Company for a consideration of 6,670,000 fully paid and non-assessable common shares of the Company at a deemed price of $0.36 per share determined by the market value of the Company’s common shares, for a total acquisition cost of $2,401,200, as determined by an independent valuation (Exhibit 10.12 – Incorporated by reference).  The 6,670,000 common shares of the Company, which were issued to Zab, were restricted from trading until May 1, 2007. As a result of this sale, Zab will no longer receive any revenues from the Company with respect to the three card games software.  Furthermore, the Company no longer has any online gaming interests in the North American market.  For the twelve month period ended December 31, 2007, the Company has paid $nil to Zab (2006: $219,160 which represented Zab’s 40% share of revenues generated from the three card games software (2005: $484,804).

On September 29, 2006, both Houses of the U.S. Congress passed the Safe Port Act, onto which was attached the Unlawful Internet Gambling Enforcement Act of 2006 (the “UIGE Act”).  The UIGE Act prohibits the acceptance or use of any payment instrument in any financial transaction involving Internet gambling.  Consequently, the Company decided that its licensed operating Antiguan subsidiary, Action Poker Gaming Inc. (“Action”), cease taking deposits from U.S. based players as of October 13, 2006 and sold Action, which included all of the Action Poker brands, the operating infrastructure of Action, APG Enterprises Costa Rica S.A., Action Commerce Limited, Guardian Commerce Limited and an undivided interest in the software that is used by Action to run the Action Poker Network  and the Company’s licensed online casino software (collectively referred to as the “APGN”) for a selling price of US$2,600,000 to Playsafe Holding Ltd. (“Playsafe”), a wholly owned subsidiary of Playsafe Holding AS (Norway), a public company listed in Norway.  On November 24, 2006, the Company received TSX Venture Exchange (“TSX.V”) approval and closed the sale.  In respect to this arm’s length transaction, a finder’s fee of US$75,000 was paid to an arm’s length third party.  As a result of this sale, the Company no longer has any online gaming interests in the North American market. (See Exhibits 10.14 and 10.14.1– Incorporated by reference)

Item 10.D. Exchange Controls

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

Item 10. I   Subsidiary Information

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Financial Instruments

The Company has designated its cash and cash equivalents as held-for-trading; accounts receivable as loans and receivable; accounts payable and accrued liabilities, other liabilities and long-term debt, including current portion, as other liabilities.

a)   Fair value

Prior to the adoption of Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855, the Company disclosed the fair value of its financial instruments. The carrying values of cash, term deposits, receivables, and accounts payable and accrued liabilities approximated their fair values due to the relatively short periods to maturity of those financial instruments.

b)   Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and liabilities.

c)   Credit risk

The Company is exposed to credit risk with respect to its cash and cash equivalents, accounts receivable and amounts due from licensees.  Cash is placed with major financial institutions rated in the two highest grades by nationally recognized rating agencies.  Risks on accounts receivable from licensees are minimal.

d)    Foreign currencies

The Company considers the Canadian dollar to be its functional currency and translates the results of foreign operations into Canadian currency using approximately the average exchange rate for the year.  The exchange rate may vary from time to time.  The Company does not utilize derivatives to manage the foreign currency risk.

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

Use of Proceeds from Offering

Not Applicable

ITEM 15. CONTROLS AND PROCEDURES

a)

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES.  Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures [(as defined in Rules 13a-14(c) and 15d -14(c) under the Securities Exchange Act of 1934 (“Exchange Act”)] as of the end of the period covered by this Annual Report on Form 20-F.  Based on such evaluation, they have concluded that as of such date, our disclosure controls and procedures are effective and designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable SEC rules and forms.

b)

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING.  Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(c) and Rule 15d-15(e) of the Exchange Act.  Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles.  Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2007.  In making this assessment, they used the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this assessment, our Chief Executive Officer and Chief Financial Officer have conducted that, as of December 31, 2007, our internal control over financial reporting is effective based on those criteria.  Notwithstanding the foregoing, all internal control systems, no matter how well designed, have inherent limitations.  Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management of the Company has performed evaluations of internal controls and some deficiencies have been noted.  In order to remediate the deficiencies, Management has assigned the responsibility to a member of a staff to remediate deficiencies noted.  Management will continue to monitor and evaluate the effectiveness of the internal controls over financial reporting on an ongoing basis and Management is committed to taking further action and implementing additional enhancements or improvements.

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this Annual Report.

c)

CHANGES IN INTERNAL CONTROLS.  There were no changes in our internal controls or in other factors that could affect these controls subsequent to the date of evaluation by our Chief Executive Officer and Chief Financial Officer.

[Exhibit *31.1 – Attached herewith]

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

16.B. Code of Ethics

On May 31, 2004, the Company’s Board of Directors adopted a Code of Ethics (the “Code”) for the Company’s Chief Executive Officer and Chief Financial Officer and its principal accounting officer or controller, or persons performing similar function (the “Senior Financial Officers”) to deter wrongdoing and promote honest and ethical conduct in the practice of financial management, full, fair, accurate, timely and understandable disclosure; and compliance with all applicable laws and regulations.  These Senior Financial Officers are expected to abide by this Code as well as by all of the Company’s other applicable business policies, standards and guidelines. (Exhibit 14.1 – Incorporated by reference).

Item 16.C. Auditor’s Fees & Services

The aggregate fees charged to the Company by the external auditor in each of the last three fiscal years is as follows:

	FYE 2005	FYE 2006	FYE 2007
Audit fees for the year ended	$ 92,000	$ 92,531	$ 78,000
Audit related fees	$ 1,861	$ 2,700	$ 4,670
Tax fees	$ 2,000(1)	$ 2,000(1)	$ 2,146(1)
All other fees (non-tax)	$13,400(2)	$ 6,800(2)	$ 0(2)
Total Fees:	$109,261	$104,031	$ 84,816

(1)

These fees are for preparation and filing of the Company's tax return.

(2)

These fees are for the review of 2005 quarterly filings, compilation of forecasts, research related to Scientific Research and Experimental Development (SR&ED) qualifications and calculation of stock based compensation.

The Audit Committee’s pre-approval policies and procedures: The Audit Committee has adopted procedures to pre-approve audit services and all non-audit services to be rendered by the Company’s external auditors. The Chairman of the Audit Committee has been delegated authority to pre-approve audit services up to a maximum cost of $100,000 and individual non-audit services up to a maximum cost of $15,000 per assignment.  All non-audit services that cost more than $15,000 per assignment must be pre-approved by the Audit Committee.  All amounts which exceed the authorized amounts require further approval from the Audit Committee.

ITEM 17.  FINANCIAL STATEMENTS

The Company’s Consolidated Audited Financial Statements for the year ended December 31, 2007 and 2006 together with the report of the auditors, Smythe Ratcliffe, Chartered Accountants, are filed as part of this annual report.  The Company's consolidated audited financial statements are stated in Canadian dollars (Cdn$) and are prepared in accordance with Canadian generally accepted accounting principles.

Report of Independent Registered Public Accounting Firm

Comment by Independent Auditors for United States Readers

on Canada/United States Reporting Conflict

Consolidated Balance Sheets as at December 31, 2007 and December 31, 2006

Consolidated Statements of Operations and Deficit for the years ended

December 31, 2007, 2006 and 2005

Consolidated Statements of Cash Flows for the years ended

December 31, 2007, 2006 and 2005

Notes to the Consolidated Financial Statements

pages 51-71

All schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

LAS VEGAS FROM HOME.COM

ENTERTAINMENT INC.

Consolidated Financial Statements

December 31, 2007 and 2006

(Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE STOCKHOLDERS OF LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

We have audited the consolidated balance sheets of Las Vegas from Home.com Entertainment Inc. as at December 31, 2007 and 2006 and the consolidated statements of operations, stockholders’ equity and cash flows for the years ended December 31, 2007, 2006 and 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years ended December 31, 2007, 2006 and 2005 in accordance with Canadian generally accepted accounting principles.  Accounting principles generally accepted in Canada differ in certain significant respects from accounting principles generally accepted in the United States and are discussed in note 17 to the consolidated financial statements.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada

April 29, 2008

COMMENTS BY AUDITORS FOR US READERS ON CANADA-US REPORTING DIFFERENCES

In the United States, reporting standards of the Public Company Accounting Oversight Board for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going-concern, such as those described in note 2 to the financial statements. The Company sold a subsidiary in 2006, which was a major source of revenue as described in note 4 to the financial statements.  Our report to the shareholders dated April 29, 2008 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada

April 29, 2008

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Consolidated Balance Sheets

December 31

(Canadian Dollars) (note 2)

	2007	2006

Assets

Current
Cash and cash equivalents (note 7)	$6,166,076	$8,273,201
Accounts receivable (note 8)	115,737	425,611
Due from related parties (note 13(a))	17,512	60
Prepaids and lease deposits	13,234	15,000

	6,312,559	8,713,872
Lease Deposit	4,619	0
Equipment and Software Development (note 9)	843,493	903,483

Total Assets	$7,160,671	$9,617,355

Liabilities

Current
Accounts payable and accrued liabilities	$257,827	$472,427
Obligation under capital lease (note 10)	0	1,019
Due to related parties (note 13(b))	343	5,196

Total Liabilities	258,170	478,642

Stockholders' Equity

Capital Stock (note 11)	30,253,288	29,792,819
Share Subscriptions	850,000	0
Contributed Surplus	3,159,311	2,717,716
Deficit	(27,360,098)	(23,371,822)

Total Stockholders’ Equity	6,902,501	9,138,713

Total Liabilities and Stockholders' Equity	$7,160,671	$9,617,355

Commitments and Subsequent Events (notes 16 and 18)

“Bedo H. Kalpakian”

.....................................................................  Director

Bedo H. Kalpakian

“Neil Spellman”

.....................................................................  Director

Neil Spellman

See notes to consolidated financial statements.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Consolidated Statements of Operations

Years Ended December 31

(Canadian Dollars) (note 4)

	2007		2006		2005

Revenues		$1,568,732		$748,425	$0

Expenses
Advertising and promotion		39,961		457,204	26,890
Amortization		265,242		561,377	359,563
Salaries and benefits		2,612,833		2,819,595	1,141,279
Rent, office and miscellaneous		443,784		475,534	259,571
Consulting and professional fees		804,893		380,404	231,656
Travel, meals and entertainment		256,016		271,258	280,686
Management fees		360,000		360,000	270,000
Bank charges, interest and foreign exchange
(recovery)		890,771		(46,001)	(42,346)
Legal, accounting and audit		202,177		264,246	131,122
Donations		0		16,000	51,500
Regulatory and transfer agent fees		12,147		22,419	38,822
Shareholder communication		7,150		5,512	17,116
		5,894,974		5,587,548	2,765,859
Loss Before Other Items		(4,326,242)		(4,839,123)	(2,765,859)
Other Items
Interest income		304,305		109,593	76,210
Loss on marketable securities		0		(119,019)	(167,927)
Gain on settlement of debt (note 14)		112,369		0	0
Gain on settlement of lawsuit		0		0	97,382
		416,674		(9,426)	5,665
Loss after Other Items		(3,909,568)		(4,848,549)	(2,760,194)
Income (Loss) from Discontinued Operations, net of tax
Discontinued operations (note 4)		(78,708)		1,139,955	3,848,935
Loss on sale of subsidiary (note 4)		0		(884,834)	0
Income (Loss) from Discontinued Operations, net of tax		(78,708)		255,121	3,848,935
Net Income (Loss) and Other Comprehensive Income (Loss) for the Year		$(3,988,276)		$(4,593,428)	$1,088,741
Basic Loss Per Share, Before Discontinued Operations		$(0.04)		$(0.05)	$(0.03)
Basic Earnings Per Share, Effect of Discontinued Operations		$0.00		$0.00	$0.05
Basic Earnings (Loss) Per Share		$(0.04)		$(0.05)	$0.01
Diluted Earnings Per Share	$	N/A	$	N/A	$0.01
Weighted Average Number of Common Shares Outstanding – Basic		101,428,720		97,236,825	84,337,774

See notes to consolidated financial statements.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Consolidated Statements of Stockholders’ Equity

Years Ended December 31

(Canadian Dollars)

	Share Capital				Contributed	Share	Total Stockholders’ Equity
	Shares	Amount	Deficit		Surplus	Subscriptions
Balance, December 31, 2004	69,858,678	$17,299,101	$(19,867,135)	$	$ 2,451,298	$750,000	$ 633,264
Net income for the year	0	0	1,088,741		0	0	1,088,741
Shares issued for cash
Exercise of warrants	2,430,000	428,000	0		0	0	428,000
Exercise of options	2,740,500	463,360	0		0	0	463,360
Private placement	17,485,500	8,432,031	0		0	(750,000)	7,682,031

Reclassification of contributed surplus on exercise of options	0	474,343	0		(474,343)	0	0
Stock-based compensation	0	0	0		329,399	0	329,399
Balance, December 31, 2005	92,514,678	27,096,835	(18,778,394)		2,306,354	0	10,624,795

Net loss for the year	0	0	(4,593,428)		0	0	(4,593,428)
Shares issued for cash
Exercise of warrants	465,000	99,000	0		0	0	99,000
Exercise of options	584,592	93,755	0		0	0	93,755
Shares issued for non-cash
Acquisition of three card games software	6,670,000	2,401,200	0		0	0	2,401,200

Reclassification of contributed surplus on exercise of options	0	102,029	0		(102,029)	0	0
Stock-based compensation	0	0	0		513,391	0	513,391

Balance, December 31, 2006	100,234,270	29,792,819	(23,371,822)		2,717,716	0	9,138,713

Net loss for the year	0	0	(3,988,276)		0	0	(3,988,276)
Shares issued for cash
Exercise of warrants	25	25	0		0	0	25
Exercise of options	1,961,500	247,755	0		0	0	247,755

Repurchase under normal course issuer bid (note 11(b))	(125,000)	(36,875)	0		14,375	0	(22,500)
Share subscriptions	0	0	0		0	850,000	850,000

Reclassification of contributed surplus on exercise of options	0	249,564	0		(249,564)	0	0
Stock-based compensation	0	0	0		676,784	0	676,784

Balance, December 31, 2007	102,070,795	$30,253,288	$(27,360,098)		$3,159,311	$850,000	$ 6,902,501

See notes to consolidated financial statements.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Consolidated Statements of Cash Flows

Years Ended December 31

(Canadian Dollars)

	2007	2006	2005
Operating Activities
Net income (loss)	$(3,988,276)	$(4,593,428)	$1,088,741
Items not involving cash
Amortization	265,242	561,377	382,655
Capitalization of deferred amortization
on software development	0	0	7,677
Effect of foreign currency on cash	562,712	36,133	132,052
Stock-based compensation	676,784	513,392	329,399
Loss on sale of subsidiary	0	884,834	0
Write-off of discontinued operations accounts payable	(43,077)	0	0
Loss on sale of marketable securities	0	119,019	0
Write-down of marketable securities	0	0	167,927
Loss on settlement of lawsuit	0	0	(97,382)
Gain on debt settlement	(112,369)	0	0
	(2,638,984)	(2,478,673)	2,011,069
Changes in non-cash working capital
Accounts receivable	309,874	410,204	(602,543)
Prepaids and security deposits	(2,853)	(4,942)	75,400
Due from related party	(17,452)	4,680	371,347
Accounts payable and accrued liabilities	(80,554)	(646,643)	847,209
Due to related parties	(4,853)	(55,733)	52,404
	204,162	(292,434)	743,817
Cash Provided by (Used in) Operating Activities	(2,434,822)	(2,771,107)	2,754,886
Financing Activities
Common shares issued, net of issue costs	247,780	192,755	8,573,391
Share repurchase	(22,500)	0	0
Subscriptions received	850,000	0	0
Other obligations	0	0	(516,008)
Capital lease payments	(1,019)	(21,799)	(20,276)
Cash Provided by Financing Activities	1,074,261	170,956	8,037,107
Investing Activities
Proceeds on sale of marketable securities	0	310,317	0
Purchase of marketable securities	0	(50,100)	(546,780)
Purchase of equipment	(183,852)	0	(704,245)
Proceeds from sale of subsidiary (note 4)	0	2,751,774	0
Additions to software development	0	(511,126)	(979,579)
Cash Provided by (Used in) Investing Activities	(183,852)	2,500,865	(2,230,604)
Effect of Foreign Currency on Cash	(562,712)	(36,133)	(132,052)
Inflow (Outflow) of Cash	(2,107,125)	(135,419)	8,429,337
Cash and Cash Equivalents (Cheques Issued in Excess of Funds on Deposit), Beginning of Year	8,273,201	8,408,620	(20,717)
Cash and Cash Equivalents, End of Year	$6,166,076	$8,273,201	$8,408,620

Supplemental Information (note 12)

See notes to consolidated financial statements.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

1.

Nature of Operations

The principal business of Las Vegas From Home.com Entertainment Inc., (the “Company” or “LVFH”) and its subsidiary, MT Ventures Inc. (“MTV”), is the development and licensing of software for online multi-player interactive card games.

During 2006, the Company incorporated MTV a 100% wholly owned Antiguan subsidiary, which is in the business of marketing and licensing the Company’s online Asian multi-player interactive card games software.

On November 10, 2006, the Company caused to incorporate MT Commerce Limited (“MT Commerce Limited (UK)”), a United Kingdom corporation.  It is the Company’s intention that MT Commerce Limited (UK) act as payment processor for the Company and its subsidiaries.  Furthermore, the Company changed the name of its Cypriot subsidiary, APG Enterprises Ltd. to MTO Commerce Ltd.

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

2.

Going-Concern

These financial statements have been prepared on the basis of accounting principles applicable to a "going-concern" basis, which assumes that the Company will continue to be in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

These financial statements do not reflect adjustments that would be necessary if the "going-concern" assumption were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions and events, which raise doubts about the validity of the "going-concern" assumption used in preparing these financial statements.

If the "going-concern" assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

3.

Basis of Presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and all amounts are expressed in Canadian dollars.  These principles differ in certain respects from those that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (note 17).

The sale of the Company’s Action Poker Gaming Network (“APGN”) to Playsafe Holding Ltd. on November 24, 2006 was accounted for as a discontinued operation under Canadian generally accepted accounting principles (GAAP) and, therefore, the APGN results of operations have been removed from the Company's results of continuing operations for all periods presented in these consolidated financial statements (note 4).

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

4.

Discontinued Operations

The Company’s former Antiguan subsidiary, Action Poker Gaming Inc. (“Action”), was in the business of development and marketing of software for online multi-player interactive card games.

Action’s operations were located at the facilities of Mohawk Internet Technologies Inc. ("Mohawk"), which acted as its hosting facility for its servers, located on the Kahnawake Mohawk Reserve ("Kahnawake") in Canada.

The gaming and entertainment operations were carried on by Action.  The principal revenues of Action were from collecting rakes, licensing fees and royalties.

On September 29, 2006, both Houses of the U.S. Congress passed the Safe Port Act, onto which was attached the Unlawful Internet Gambling Enforcement Act of 2006 (the “UIGE Act”).  The UIGE Act prohibits the acceptance or use of any payment instrument in any financial transaction involving Internet gambling.  Consequently, the Company decided that its licensed operating Antiguan subsidiary, Action, cease taking deposits from US based players as of October 13, 2006 and sold Action, which included all of the Action Poker brands, the operating infrastructure of Action, APG Enterprises Costa Rica S.A., Action Commerce Limited, Guardian Commerce Limited and an undivided interest in the software that is used by Action to run the Action Poker Network (collectively referred to as the “APGN”) for a selling price of US$2,600,000 to Playsafe Holding Ltd. (“Playsafe”), a wholly-owned subsidiary of Playsafe Holding AS (Norway), a public company listed in Norway.  On November 24, 2006, the Company received TSX Venture Exchange (“TSX.V”) approval and closed the sale.  In respect to this arm’s length transaction, a finder’s fee of US$75,000 was paid to an arm’s length third party.  As a result of this sale, the Company no longer has any online gaming interests in the North American market.

During 2005, Action licensed from an arm’s length third party, an online Casino Software (”Online Casino”), which was operated by Action under the URL www.playvegasfromhome.com and which was also sold to Playsafe on November 24, 2006 as part of the APGN.

After the sale of the APGN to Playsafe, the Company no longer operates any online poker rooms or online casinos.

The results of discontinued operations, less applicable income taxes, have been reported as a separate element of net income (loss) before other items for both current and prior periods.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

4.

Discontinued Operations (Continued)

The operations and cash flows of the component have been eliminated from the ongoing operations of the enterprise as a result of the disposal transaction; the enterprise will not have any significant continuing involvement in the operations of the component after the disposal transaction.

Summarized selected financial information for the discontinued operations is as follows:

	2007	2006	2005
Revenue	$ 0	$ 12,073,508	$ 11,645,108
Income (loss) from discontinued operations, net of tax	$ (78,708)	$ 1,139,955	$ 3,848,935
Loss on sale of subsidiary	0	884,834	0
Income (loss) from discontinued operations, net of tax	$ (78,708)	$ 255,121	$ 3,848,935

5.

Significant Accounting Policies

a)

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, MTO Commerce Ltd. (Cyprus), MT Ventures Inc. (Antigua),  and MT Commerce Limited (UK). All intercompany balances and transactions have been eliminated.

b)

Financial instruments

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants’ (CICA) Handbook Section 3855, “financial instruments – recognition and measurement”, which establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. The Company classifies its debt and marketable equity securities into held-to-maturity, trading or available-for-sale categories. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available–for-sale. Held-to-maturity securities are recorded as either short-term or long-term on the balance sheet based on contractual maturity date and are stated at amortized cost. Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in net income (loss). Debt and marketable equity securities not classified as held-to-maturity or as trading are classified as available-for-sale and are carried at fair market value, with the unrealized gains and losses, net of tax, included in the determination of comprehensive income and reported in stockholders’ equity.

The adoption of the new standard had no effect on the Company’s consolidated financial statements.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

5.

Significant Accounting Policies (Continued)

c)

Comprehensive Income

Effective January 1, 2007, the Company adopted the CICA Handbook Section 1530, “Comprehensive Income”, which establishes standards for presentation and disclosure of comprehensive income. Comprehensive income is the overall change in the net assets of the Company for a period, other than changes attributable to transactions with stockholders. It is made up of net income and other comprehensive income.  The historical make-up of net income has not changed.  Other comprehensive income consists of gains and losses affecting stockholders’ equity that, under generally accepted accounting principles are excluded from net income.

The adoption of the new standard had no effect on the Company’s consolidated financial statements.

d)

Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments that on demand are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investing or other purposes. The Company places its cash and cash equivalents with institutions of high credit worthiness.

e)

Amortization

Amortization of software and development costs and furniture and equipment is calculated on the following bases and annual rates:

Software and development costs

- 5 years straight-line

Computer equipment

- 30% declining-balance

Office furniture

- 20% declining-balance

f)

Software development costs

The Company capitalized its software development costs.  Research costs are expensed as incurred.  Costs related to the development of software are expensed as incurred unless such costs met the criteria for deferral and amortization under Canadian generally accepted accounting principles.  The criteria included identifiable costs attributable to a clearly defined product, the establishment of technical feasibility, identification of a market for the software, the Company’s intent to market the software, and the existence of adequate resources to complete the project.  Software development costs are amortized over an estimated useful life of five years or prorated over its expected revenue stream whichever was higher, commencing in the year when commercial sales of the products commenced.

g)

Stock-based compensation

The Company accounts for stock-based compensation using the fair value based method with respect to all stock-based payments to directors, employees and consultants, including awards that are direct awards of stock and call for settlement in cash or other assets or stock appreciation rights that call for settlement by issuance of equity instruments.

Under this method, stock-based payments are recorded as an expense over the vesting period or on the grant date if they vest immediately, with a corresponding increase to contributed surplus under stockholders’ equity. When stock options are exercised, the corresponding fair value is transferred from contributed surplus to capital stock.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

5.

Significant Accounting Policies (Continued)

h)

Revenue recognition

The Company recognizes revenues from licensees on an accrual basis upon completion of each game according to the terms and conditions of each individual license agreement.  Allowances for non-collection of revenues are made when collectibility becomes uncertain.

i)

Income taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and losses carried forward.  Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in operations in the period in which the change is enacted or substantially assured.  The amount of future income tax assets is limited to the amount of the benefit that is more likely than not to be realized (note 15).

j)

Foreign currency translation

The Company’s functional currency is the Canadian dollar, therefore, amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)

Monetary assets, liabilities, and long-term monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;

(ii)

Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)

Revenues and expenses (excluding amortization, which is translated at the same rate as the related asset), at the rates in effect at the time of the transaction.

Gains and losses arising from this translation of foreign currency are included in net income (loss).

k)

Earnings (loss) per share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted earnings (loss) per share. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

However, diluted earnings (loss) per share is not presented where the effects of various conversions and exercise of options and warrants would be anti-dilutive. Shares held in escrow, other than where their release is subject to the passage of time, are not included in the calculation of the weighted average number of common shares outstanding.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

5.

Significant Accounting Policies (Continued)

l)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates made in the preparation of these financial statements include accrued liabilities, assumptions in the determination of fair value of stock-based compensation, rates of amortization for equipment and software development, and determination of valuation allowance for future income tax assets.  Management believes the estimates are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows.

m)

Intangible assets

The Company has registered and regularly renews several hundred domain names.  These amounts are insignificant and are expensed when incurred.

n)

Future accounting changes

(i)

Capital disclosures

In February 2007, the CICA issued Handbook Section 1535, “Capital Disclosures”, which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity’s objectives, policies and procedures for managing capital. The new section is effective for years beginning on or after October 1, 2007. The Company is in the process of assessing the impact of this new section on its consolidated financial statements.

(ii)

Financial instruments

In February 2007, CICA issued two new standards, Section 3862, “Financial Instruments Disclosures”, and Section 3863, “Financial Instruments Presentation”. These sections will replace the existing Section 3861, “Financial Instruments Disclosure and Presentation”. Section 3862 provides users with information to evaluate the significance of the financial instruments of the entity’s financial position and performances, nature and extent of risks arising from financial instrument, and how the entity manages those risks. Section 3863 deals with the classification of financial instruments, related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The new sections are effective for years beginning on or after October 1, 2007. The Company is in the process of assessing the impact of these new sections on its consolidated financial statements.

(iii)

Goodwill and intangible assets

In February 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”, replacing Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”. This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The new section is effective for years beginning on or after October 1, 2008. The Company is in the process of assessing the impact of this new section on its consolidated financial statements.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

5.

Significant Accounting Policies (Continued)

(n)

Future accounting changes (Continued)

(iv)

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian generally accepted accounting principles with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own generally accepted accounting principles. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

(v)

Going concern

In June 2007, the CICA amended Handbook Section 1400, “General Standards of Financial Statement Presentation”, which requires management to make an assessment of a company’s ability to continue as a going-concern.  When financial statements are not prepared on a going-concern basis that fact shall be disclosed together with the basis on which the financial statements are prepared and the reason why the company is not considered a going-concern. The new section is effective for years beginning on or after January 1, 2008.  The Company is in the process of assessing the impact of this new section on its consolidated financial statements.

6.

Financial Instruments

The Company has designated its cash and cash equivalents as held-for-trading; accounts receivable as loans and receivable; accounts payable and accrued liabilities, other liabilities and long-term debt, including current portion, as other liabilities.

a)

Fair value

Prior to the adoption of CICA Handbook Section 3855, the Company disclosed the fair value of its financial instruments. The carrying values of cash, term deposits, receivables, and accounts payable and accrued liabilities approximated their fair values due to the relatively short periods to maturity of those financial instruments.

b)

Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and liabilities.

c)

Credit risk

The Company is exposed to credit risk with respect to its cash and cash equivalents, accounts receivable and amounts due from licensees.  Cash is placed with major financial institutions rated in the two highest grades by  nationally recognized rating agencies.  Risks on accounts receivable from licensees are minimal.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

6.

Financial Instruments (Continued)

d)

Foreign currencies

The Company considers the Canadian dollar to be its functional currency and translates the results of foreign operations into Canadian currency using approximately the average exchange rate for the year.  The exchange rate may vary from time to time.  The Company does not utilize derivatives to manage the foreign currency risk.

Of the Company’s cash and cash equivalents 77% are in US dollars. The Company’s reported earnings include gain/losses on foreign exchange, which largely reflect revaluation of approximately US$4,804,000 (CDN $4,762,200) of US dollar denominated cash and cash equivalents.

7.

Term Deposits

               The following term deposits were held by the Company at December 31, 2007 and 2006:

Interest Rate Maturity Value

3.93% January 7, 2008 $ 400,000
4.68% March 4, 2008 $ 4,800,000*

               *Term deposit in US dollars.

8.

Accounts Receivable

Accounts receivable is comprised of the following:

	2007	2006

Due from licensees	$68,383	$338,374
Accounts receivable	47,354	87,237

	$115,737	$425,611

9.

Equipment and Software Development

		Accumulated	2007
	Cost	Amortization	Net Book Value

Software and development costs	$526,577	$250,247	$276,330
Computer equipment	987,525	441,762	545,763
Furniture	21,400	0	21,400

	$1,535,502	$692,009	$843,493

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

9.

Equipment and Software Development (Continued)

		Accumulated	2006
	Cost	Amortization	Net Book Value

Software and development costs	$526,577	$144,923	$381,654
Computer equipment	803,673	281,844	521,829

	$1,330,250	$426,767	$903,483

During the year 2007, the amount of $Nil (2006: $130,976) consisting of salaries was capitalized as software development costs.

10.

Obligation Under Capital Lease

The following is the schedule of future minimum lease payments under capital lease:

	2007	2006

2007	$0	$2,469

Total minimum lease payments	0	2,469
Less: Amount representing interest and executory costs	0	1,450

Present value of net minimum lease payments	0	1,019
Less: Current portion	0	1,019

Obligation under capital lease	$0	$0

11.

Capital Stock

a)

Authorized:  Unlimited number of common shares and an unlimited number of preferred shares, in each case without par value.  There are no preferred shares issued.

b)

Issued:

During the year ended December 31, 2007, the Company issued 1,961,500 common shares of the Company to employees and consultants as a result of exercising stock options at prices ranging from $0.12 to $0.27 per common share for total proceeds to the Company of $247,755.

During the year ended December 31, 2007, LVFH arranged with Special Opportunity Ltd. (“SPO”), an investment holding company, to enter into a private placement with the Company to subscribe for 5,000,000 units of the securities of the Company at CDN $0.17 per unit with one whole warrant to buy an additional share at CDN $0.25 for a period of twelve months. LVFH received the proceeds prior to the end of the year; however, all necessary regulatory approvals were not completed until subsequent to year-end and, as such, the Company did not issue the shares until all necessary regulatory approvals were obtained.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

11.

Capital Stock (Continued)

b)   Issued (Continued)

During the year ended December 31, 2006, the Company issued 584,592 common shares of the Company to directors, employees and consultants as a result of exercising stock options at prices ranging from $0.12 to $0.19 per common share for total proceeds to the Company of $93,755.

The Company received TSX.V approval on October 30, 2006 to commence a normal course issuer bid.  Under the bid, which was conducted pursuant to the rules of the TSX.V, the Company could have purchased up to 8,913,000 of its common shares (the "Common Shares") representing approximately 8.9% of the Company's then issued and outstanding Common Shares.  The Company had until November 3, 2007 to purchase any or all of its 8,913,000 Common Shares.  The price at which the Company could have purchased its Common Shares would have been the market price thereof at the time of acquisition. Purchases of Common Shares would have been made in the open market through the facilities of the TSX.V.  Any Common Shares acquired by the Company would be cancelled. Purchases under the bid would have been made on behalf of the Company by Wellington West Capital Markets Inc.  As of December 31, 2007, the Company returned to treasury for cancellation 125,000 common shares, which were purchased for a total cost of $22,500.  The share repurchase resulted in an increase to contributed surplus of $14,375 and reduction to capital stock of $36,875.

On November 4, 2002, the Company entered into a licensing agreement with Zab Resources Inc. (formerly Bronx Ventures Inc.) (“Zab”), a related company, for the joint development of certain gaming software consisting of three card games (the “three card games software”), as a result of which, the three card games software was equally owned by the Company and Zab.  On May 5, 2006, Zab sold its interest in the three card games software to the Company for a consideration of 6,670,000 fully paid and non-assessable common shares of the Company at a deemed price of $0.36 per share determined by the market value of the Company’s common shares, for a total acquisition cost of $2,401,200, as determined by an independent valuation.  The 6,670,000 common shares of the Company, which have been issued to Zab, were restricted from trading until May 1, 2007.

c)

Warrants:

During the year ended December 31, 2007, the Company issued 25 common shares of the Company as a result of the exercising of broker’s compensation warrants at the price of $1 per common share for total proceeds to the Company of $25.

During the year ended December 31, 2006, the Company issued 465,000 common shares of the Company to various warrant holders as a result of the exercising of warrants at prices ranging from $0.10 to $0.25 per common share for total proceeds to the Company of $99,000.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

11.

Capital Stock (Continued)

c)  Warrants (Continued)

The following summarizes the warrants that have been issued, exercised, cancelled or expired during the years ended December 31, 2007, 2006 and 2005:

		Weighted
		Average
	Number	Exercise
	of Warrants	Price

Balance, December 31, 2004	6,645,000	$ 0.19
Issued	8,742,750	$ 0.82
Exercised	(2,430,000)	$ 0.19

Balance, December 31, 2005	12,957,750	$ 0.59
Issued	0	N/A
Exercised	(465,000)	$ 0.21
Expired	(4,550,000)	$ 0.20

Balance, December 31, 2006	7,942,750	$ 0.84
Issued	0	N/A
Exercised	(25)	$ 1.00
Expired	(7,942,725)	$ 0.84
Balance, December 31, 2007	0	0

At December 31, 2007 and 2006, the following warrants were outstanding and exercisable.

	Exercise	Number of Shares
Expiry Date	Price	2007	2006

January 7, 2007	$0.25	0	1,700,000
May 13, 2007	$1.00	0	6,242,750

Balance, end of year	$0.25 and 1.00	0	7,942,750

d)

Stock options:

During 2004, the Company’s stockholders adopted and approved the Company’s 2004 Stock Option Plan (the “2004 Plan”).  The 2004 Plan, which has received the approval of the TSX.V, reserved 11,290,154 common shares for issuance representing 20% of the Company’s issued and outstanding common shares on April 12, 2004.  At the Annual and Special General Meeting of the Company’s stockholders, which was held on June 30, 2005, the stockholders approved the amendment to the Company’s 2004 Plan by increasing the maximum number of common shares that may be reserved for issuance pursuant to the Stock Option Plan to 15,866,936 common shares (the “Company’s Amended 2004 Stock Option Plan”).  Pursuant to the Company’s Amended 2004 Stock Option Plan that has received TSX.V approval, the Company grants stock options to employees, directors, officers and consultants.  As at December 31, 2007, there are 1,438,844 stock options available for granting.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

11.

Capital Stock (Continued)

d)

Stock options: (Continued)

From time to time the Company grants stock options to employees, officers, directors and consultants pursuant to the rules and regulations of the TSX.V.  During the year ended December 31, 2007, 1,912,000 stock options were forfeited, 2,017,000 stock options expired unexercised and, as a result, the Company granted 3,525,000 stock options to officers, consultants and employees.

The following summarizes the officer, director, employee and consultant stock options that have been granted, exercised, forfeited and expired during the years ended December 31, 2007 and 2006.  The options vest 25% on grant and thereafter at 25% every six months.

	Number	Weighted Average
	of Options	Exercise Price

Balance, December 31, 2005	9,971,592	$ 0.19
Granted	9,815,000	$ 0.12
Exercised	(584,592)	$ 0.16
Expired	(5,549,000)	$ 0.17
Balance, December 31, 2006	13,653,000	$ 0.15
Granted	3,525,000	$ 0.19
Forfeited	(1,912,000)	$ 0.24
Exercised	(1,961,500)	$ 0.13
Expired	(2,017,000)	$ 0.25
Balance, December 31, 2007	11,287,500	$ 0.13

At December 31, 2007 and 2006, the following stock options were outstanding.  The options entitle the holders to purchase the stated number of common shares at the exercise price per common share with the following expiry dates:

	2007			2006
	Options Outstanding			Options Outstanding
	Weighted			Weighted
	Average	Number of	Aggregate	Average	Number of	Aggregate
Expiry	Exercise	Shares Under	Intrinsic	Exercise	Shares Under	Intrinsic
Date	Price	Option	Value	Price	Option	Value

2007	$ 0.00	0	$ 0	$ 0.22	3,888,000	$ 61,710
2008	$ 0.19	107,500	0	$ 0.20	265,000	0
2009	$ 0.12	8,485,000	84,850	$ 0.12	9,500,000	0
2010	$ 0.17	2,695,000	7,675	$ 0.00	0	0
	$ 0.13	11,287,500	$ 92,525	$ 0.15	13,653,000	$ 61,710

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

11.

Capital Stock (Continued)

d)

Stock options: (Continued)

	2007			2006
	Options Exercisable			Options Exercisable
	Weighted			Weighted
	Average	Number of	Aggregate	Average	Number of	Aggregate
Expiry	Exercise	Shares Under	Intrinsic	Exercise	Shares Under	Intrinsic
Date	Price	Option	Value	Price	Option	Value

2007	$ 0.00	0	$ 0	$ 0.22	3,815,500	$ 3,763,000
2008	$ 0.14	77,500	0	$ 0.22	87,500	4,098,000
2009	$ 0.12	6,316,250	63,163	$ 0.12	2,375,000	0
2010	$ 0.17	961,250	1,919	$ 0.00	0	0
	$ 0.13	7,355,000	$ 65,082	$ 0.18	6,278,000	$ 7,861,000

The Company applies the fair value method using the Black-Scholes option pricing model in accounting for its stock options granted.  Accordingly, compensation expense of  $155,717 (2006: $513,392; 2005: $146,963) was recognized as salaries expense, and $521,067 (2006: $0; 2005: $182,436) was recognized as consulting expense.

The weighted average fair value of options granted and vested during the years ended December 31, 2007 and 2006 were as follows:

2007			2006
Number 0f Options	Weighted Average Exercise Price	Weighted Average Fair Value Options	Number of Options	Weighted Average Exercise Price	Weighted Average Fair Value Options
1,815,000(a)	$ 0.14	$0.18	9,500,000(a)	$ 0.17	$ 0.22
555,000(b)	$ 0.51	$0.51	85,000(b)	$ 0.31	$ 0.31
1,155,000(c)	$ 1.42	$1.34	230,000(c)	$ 0.19	$ 0.17

Exercise Price:

(a)

is less than the market price of the Company’s stock on the grant date.

(b)

equals the market price of the Company’s stock on the grant date.

(c)

exceeds the market price of the Company’s stock on the grant date.

The fair value of each option grant was calculated using the following weighted average assumptions:

	2007	2006	2005
Expected life (years)	3	2	2
Interest rate	4.19%	2.89%	3.00%
Volatility	94.00%	113.43%	186.43%
Dividend yield	0.00%	0.00%	0.00%

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

11.

Capital Stock (Continued)

e)

Earnings (loss) per share:

	2007	2006	2005
Weighted average number of shares outstanding - Basic	101,428,720	97,236,825	84,337,774
Pro-rated dilutive warrants	N/A	N/A	5,384,605
Pro-rated dilutive options	N/A	N/A	3,084,620

Weighted average number of shares outstanding - Diluted	101,428,720	97,236,825	92,806,999

12.

Supplemental Information to Consolidated Statements of Cash Flows

Supplementary Information	2007	2006	2005
Shares issued for acquisition of three card games software	$0	$2,401,200	$0
Furniture (included in accounts payable)	$21,400	$0	$0
Interest paid	$84	$2,721	$6,864

13.

Related Party Transactions

The Company shares office space and certain expenses with Zab, Mountain Capital Inc. (“MCI”), Touchdown Capital Inc. (“TDCI”) and Colt Resources Inc. (“CRI”), companies related by  certain common officers and directors.  Rent for the office premises is paid by the Company.  Zab, MCI, TDCI and CRI are charged for their proportionate share of office rent and office services provided by the Company.   Effective January 1, 2008, MCI and CRI have relocated offices and terminated the services provided by the Company.

Amounts due from related parties are due on demand with certain amounts bearing interest at prime plus 1%.

Amounts payable to directors are for expenses incurred on behalf of the Company and are payable on demand with no interest.

On January 7, 2005, Zab acquired 1,250,000 units of LVFH at a price of $0.20 per unit.  Each LVFH unit consisted of one LVFH common share and one-half of one warrant.  One whole warrant was required to purchase one LVFH common share at $0.25 per share for a period of 24 months.  In January 2006, Zab exercised 600,000 of its half warrants. In January 2007, the remaining 650,000 half warrants expired.

On May 5, 2006, Zab sold its interest in the three card games software to the Company for consideration of 6,670,000 fully paid and non-assessable common shares in the capital of the Company at a deemed price of $0.36 per share for a total acquisition cost of $2,401,200 (see notes 4, 11 and 13(c)(ii)).

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

13.

Related Party Transactions (Continued)

a)

  Due from related parties

	2007	2006
Receivables from MCI
Rent charged by LVFH	$ 318	$ 0
Office services charged by LVFH	1,272	0
	1,590	0
Receivables from TDCI
Rent charged by LVFH	318	0
Office services charged by LVFH	1,272	0
	1,590	0
Receivable from Zab
Rent charged by LVFH	318	0
Office expense charged by LVFH	1,272	0
Reimbursements for expenses paid by LVFH	504	0
	2,094	0
Receivables from CRI
Rent charged by LVFH	2,120	0
Office services charged by LVFH	8,480	0
Reimbursements for expenses paid by LVFH	1,638	0
	12,238	0
Receivable from directors	0	60
Receivable from related parties	$ 17,512	$ 60

b)  Due to related parties

	2007	2006
Payable to Zab
Payroll expenses charged to LVFH	$ 0	$ 5,196
Payable to directors	343	0
	$ 343	$ 5,196

c)  Related party transactions are measured at the exchange amount and comprised of the following:

(i)

management fees paid to a company owned by two directors in the amount of $360,000 (2006: $360,000; 2005: $270,000);

(ii)

the Company paid $Nil (2006: $219,160; 2005: $484,804) to Zab for its share of gaming royalties generated from its investment in the three card games software.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

13.

Related Party Transactions (Continued)

(c) (Continued)

(iii)

paid to the Company:

The Company charged Zab for:
(a) office expenses of $12,000 (2006 - $Nil; 2005 - $Nil);
(b) rent expenses of $4,000 (2006 - $6,000; 2005 - $6,000); and

The Company charged CRI for:
(c) rent of $11,500 (2006 - $Nil; 2005 - $Nil);
(d) office expenses of $46,000 (2006 - $Nil; 2005 - $Nil); and

The Company charged MCI for:
(e) rent of $3,000 (2006 - $Nil; 2005 - $Nil); and
(f) office expenses of $12,000 (2006 - $Nil; 2005 - $Nil);

The Company charged TDCI for:
(g) rent of $3,000 (2006 - $Nil; 2005 - $Nil); and
(h) office expenses of $12,000 (2006 - $Nil; 2005 - $Nil).

(iv)

paid to related parties:

Zab charged the Company for:
(a) payroll expenses of $Nil (2006 - $322,629; 2005 - $205,608); and
(b) other expenses of $4,061 (2006 - $Nil; 2005 - $1,455).

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

14.

Gain on Settlement of Debt

During the early part of 2007, the Company was successful in negotiating down a marketing contract with a local advertising company which resulted in the Company having a gain on settlement in the amount of $112,369.

15.

Income Taxes

	2007	2006
Future income tax assets	28.70%	34.12%
Excess of undepreciated capital cost over net book
value of fixed assets	$ 527,000	$ 518,000
Share issuance costs tax value	84,000	153,000
Excess of unused exploration expenditures for
Canadian tax purposes over net book value	77,000	92,000
Non-capital losses	3,005,000	2,464,000
Capital losses	174,000	206,000
Future income tax assets	3,867,000	3,433,000
Valuation allowance for future income tax assets	(3,867,000)	(3,433,000)

Future income tax assets, net	$ 0	$ 0

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

The Company has available non-capital losses of $10,563,000 that may be carried forward to apply against future income for Canadian tax purposes.  The losses expire as follows:

Year	Amount
2008	$1,049,000
2009	1,578,000
2010	2,316,000
2014	965,000
2026	687,000
2027	3,968,000
$10,563,000

The benefit of these losses has not been recorded in these financial statements.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

15.

Income Taxes (Continued)

The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax expense is:

	2007	2006	2005

Income tax expense (benefit) computed at Canadian statutory rates	$ (1,361,000)	$ (1,567,000)	$ 388,000
Temporary tax differences	198,000	1,888,000	188,000
Permanent tax differences	194,000	124,000	(32,000)

Reduction of income taxes resulting from statutory tax rate reduction	(545,000)	0	0
Differences attributable to income taxes of other countries	(353,000)	(685,000)	(64,000)
Unrecognized (utilized) tax losses	1,867,000	240,000	(480,000)
Future income tax benefit	$ 0	$ 0	$ 0

16.

Commitments

a)

The Company has a management services agreement with Kalpakian Bros. of B.C. Ltd., a private company owned by two directors of LVFH.  The remuneration for the services provided is $30,000, plus GST per month.  The agreement expires in June 2010 and is renewable.

b)

The Company has entered into a sub-lease agreement expiring on December 31, 2008 with an arm’s length third party in respect to approximately 6,414 square feet of office space.  Monthly payments for the sub-lease consist of $3,475 plus GST for rent and, $9,759 plus GST for the Company’s proportionate share of the building property taxes and operating expenses.  Subsequent to year-end, the amount charged for the Company’s proportionate share of the building property taxes and operating expenses have increased reflecting the increase in property taxes and operating expenses.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

17.

Differences Between Canadian and US Generally Accepted Accounting Principles and Practices

a)

Recent US accounting pronouncements

(i)

SFAS 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. SFAS 154 also provides that (1) a change in method of depreciating or amortizing a long-lived non-financial asset be accounted for as a change in estimate (prospectively) that was affected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a "restatement." The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. There is no impact on the Company’s consolidated financial statements.

(ii)

SFAS 157, Fair Value Measurements. This new standard provides guidance for using fair value to measure assets and liabilities and applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. There is no impact on the Company’s consolidated financial statements.

(iii)

SFAS 159, Fair Value Option for Financial Assets and Financial Liabilities. The fair value option established by this Statement permits all entities to choose to measure eligible items at fair value at specified election dates. Most of the provisions of this Statement apply only to entities that elect the fair value option. However, the amendment to FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available-for-sale and trading securities. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. There is no impact on the Company’s consolidated financial statements.

(iv)

FIN 48, Accounting for Uncertainty in Income Taxes, prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption of this standard. There is no impact on the Company’s consolidated financial statements.

(v)

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (SFAS 141(R)), which replaces SFAS 141. SFAF 141(R) requires assets and liabilities acquired in a business combination, contingent consideration, and certain acquired contingencies to be measured at their fair values as of the date of acquisition. SFAS 141(R) also requires that acquisition-related costs and restructuring costs be recognized separately from the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008 and will be effective for business combinations entered into after January 1, 2009.

(vi)

In December 2007, the FASB issued SFAS No. 160, Non-Controlling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51 (SFAS 160). SFAS 160 clarifies the accounting for non-controlling interests and establishes accounting and reporting standards for the non-controlling interest in a subsidiary, including classification as a component of equity. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Company does not currently have any minority interests.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

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

	2007	2006

Total Stockholders' Equity per Canadian GAAP	$ 6,902,501	$ 9,138,713

Total common shares and additional paid-in capital per Canadian GAAP	$ 31,103,288	$ 29,792,819
Adjustments for issue and exercise of stock options per US GAAP	3,159,311	2,717,716
Total common shares and additional paid-in capital per US GAAP	34,262,599	32,510,535

Total contributed surplus per Canadian GAAP	3,159,311	2,717,716
Adjustments for issue and exercise of stock options per US GAAP	(3,159,311)	(2,717,716)
Total contributed surplus per US GAAP	0	0

Total deficit per Canadian GAAP	(27,360,098)	(23,371,822)
Adjustments per US GAAP	0	0
Total deficit per US GAAP	(27,360,098)	(23,371,822)

Total Stockholders' Equity per US GAAP	$ 6,902,501	$ 9,138,713

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

18.

Subsequent Events

a)

The Company’s wholly-owned subsidiary has signed a Software Licensing Agreement (“SLA”) with a subsidiary of CY Foundation Group Limited (“CYF”) (HKSE:1182) to provide CYF and its subsidiaries (the “CYF Group”) with LVFH’s software gaming platform in the People’s Republic of China (“PRC”).  CYF, through a controlled entity in the PRC, is licensed by the Ministry of Culture of the Government of the PRC to operate online games and tournaments across China.  In addition to entering into an SLA to provide the CYF Group with the LVFH software for the entire PRC in which the CYF Group shall pay LVFH a standard licensing royalty, the Company has also entered into a Definitive Agreement to pay CYF CDN$850,000 (paid on March 4, 2008) in order for the CYF Group to exclusively use the LVFH Software (“Exclusivity Rights”) to operate certain online games (the “Selected LVFH Software”) in the Henan Province and in the city of Beijing including its suburbs (the “Designated Territory”).  The CYF Group shall pay royalty payments to LVFH the greater of either 10% (ten percent) of all tournament fees collected by the CYF Group less the tournament prizes paid to the players or 1% (one percent) of all tournament collection fees collected by the CYF Group without any deductions for prizes paid to the players that are generated from the operations of the Selected LVFH Software and/or any other similar software that the CYF Group uses in the Designated Territory.

b)

Subsequent to the year ended 2007, a total of 78,750 employee stock options were exercised at prices ranging from $0.10 to $0.12 per common share for total proceeds to the Company of $9,200; 143,750 employee stock options at exercise prices ranging from $0.11 to $0.18 per common share were forfeited, 607,500 employee stock options at exercise prices ranging from $0.12 to $0.18 per common share were cancelled and 220,000 stock options were granted to consultants and an employee at exercise prices ranging from $0.11 to $0.15 per common share.

c)

Subsequent to the year ended 2007, the Company completed the private placement entered into with SPO, a foreign investment company and has issued 5,000,000 units in the securities of the Company at the purchase price of CDN $0.17 per unit for total proceeds to the Company of CDN $850,000.  The units, which have been issued, have a hold period that expires on June 19, 2008.  Each unit consists of one common share and one non-transferable share purchase warrant to purchase, until February 19, 2009, an additional common share in the capital of the Company at the price of Cdn $0.25 per common share.

d)

On February 22, 2008, the Company caused to incorporate Blue Cactus Enterprises Inc. (“Blue Cactus”), a 100% wholly-owned Antiguan subsidiary.  It is the Company’s intention for Blue Cactus to act as a licensing and/or payment processing entity for the Company and its subsidiaries.

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

10.6.1

Officer’s Indemnity Agreement with David A. Shore, CFO;

 http://www.sec.gov/Archives/edgar/data/1061612/000113717107000907/ex1006.htm

10.6.2*  Officer’s Indemnity Agreement with Maria P. Arenas [Attached herewith];

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

10.14

Final Purchase Agreement dated October 20 2006 (Playsafe Holding Ltd.);

http://www.sec.gov/Archives/edgar/data/1061612/000113717107000907/ex1014.htm

10.14.1

Ancilliary Agreement to the Final Purchase Agreement October 20, 2006 (Playsafe Holding Ltd.) http://www.sec.gov/Archives/edgar/data/1061612/000113717107000907/ex1014a.htm;

10.41.2

Amendment Agreement (November 23, 2006) to the Final Purchase Agreement (Playsafe Holding Ltd.) http://www.sec.gov/Archives/edgar/data/1061612/000113717107000907/ex1014b.htm;

10.15

Amendment Agreement dated May 28, 2008 with CY Foundation [Attached herewith];

11.*

Statement explaining in reasonable detail how earnings/loss per share is calculated [Attached herewith];

14.1

Code of Ethics (May 31, 2004) – [Incorporated by reference – previously filed Form 20F/A (2003)]; http://www.sec.gov/Archives/edgar/data/1061612/000113717104000926/codeofethics.htm

20.3

Notice of AGM, Information Circular & Management Proxy Material, 2006 – [Incorporated by reference – previously filed on Form 6K – May, 2006]; http://www.sec.gov/Archives/edgar/data/1061612/000130901406000411/0001309014-06-000411-index.htm

20.4

Notice of AGM, Information Circular & Management Proxy Material, 2007 ;

http://www.sec.gov/Archives/edgar/data/1061612/000113717107000907/ex2004.htm

20.5

Notice of AGM, Information Circular & Management Proxy Material, 2008

http://www.sec.gov/Archives/edgar/data/1061612/000113717108000578/0001137171-08-000578-

    index.htm

21.*

List of the Company’s subsidiaries;

31.1*

Sarbanes Oxley Act, S302 Certified by Bedo H. Kalpakian, Chairman & CFO

31.2*

Sarbanes Oxley Act, S302- Certified by Jacob H. Kalpakian, President & CEO

32.1*

Sarbanes Oxley Act S906 Certifications by Jacob H. Kalpakian, President & CEO

and Bedo H. Kalpakian, CFO

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

Dated this 31st day of May, 2008.

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

Exhibit 21*

The following chart sets forth the Company’s corporate structure as of May 31, 2008:

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

On February 22, 2008, the Company caused to incorporate Blue Cactus Enterprises Inc. (“Blue Cactus”), a 100% wholly-owned Antiguan subsidiary.  It is the Company’s intention for Blue Cactus to act as a licensing and/or payment processing entity for the Company and its subsidiaries.

The Company’s Canadian Head Office employs 34 people as of May 31, 2008, (December 31, 2007: 34) (December 31, 2006: 47) consisting of staff and management.

Exhibit 31.1* Certification pursuant to the Sarbanes-Oxley Act (2002) Section 302

CERTIFICATION PURSUANT TO

Rule 13a-14(b) and Section 1350 of Chapter 63

of Title18 of the United States Code (18 U.S.C. 1350).

I, Bedo H. Kalpakian, certify that:

1.

I have reviewed this annual report on Form 20-F (2007) of Las Vegas From Home.com Entertainment Inc.

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

Date:  May 31, 2008

   “Bedo H. Kalpakian”

Bedo H. Kalpakian

Chief Financial Officer

Exhibit 31.2* Certification pursuant to the Sarbanes-Oxley Act (2002) Section 302

CERTIFICATION PURSUANT TO

Rule 13a-14(b) and Section 1350 of Chapter 63

of Title18 of the United States Code (18 U.S.C. 1350).

I, Jacob H. Kalpakian, certify that:

1.

I have reviewed this annual report on Form 20-F (2007) of Las Vegas From Home.com Entertainment Inc.

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

Date:  May 31, 2008

   “Jacob H. Kalpakian”

Jacob H. Kalpakian

Chief Executive Officer

Exhibit 32.1* Certification pursuant to the Sarbanes-Oxley Act (2002) Section 906

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Las Vegas From Home.com Entertainment Inc., (the "Company") on Form 20F for the period ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), We, Jacob H. Kalpakian, the President and C.E.O. of the Company, and Bedo H. Kalpakian, C.F.O. of the Company certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to our knowledge:

(1)

the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Jacob H. Kalpakian                                                 Bedo H. Kalpakian

“Jacob H.Kalpakian”

                       “Bedo H. Kalpakian”

____________________

                       _____________________

President & C.E.O.                                                 Chief Financial Officer

May 31, 2008.

Exhibit 99.1*

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

AMOUNTS RECEIVABLE/(PAYABLE) TO/FROM RELATED PARTIES AND UNDERWRITERS

PROMOTERS AND EMPLOYEES OTHER THAN RELATED PARTIES

Schedule I

Name of Debtor	Balance, Beginning of Period	Additions	(Collected)/Paid	Amount Written off	Balance, End of period Receivable (Payable)
2007
Mountain Capital Inc.*	$ 0	$ 1,590	$ 0	$ 0	$ 1,590
Colt Resources Inc.*	0	12,238	0	0	12,238
Touchdown Capital Inc.*	0	1,590	0	0	1,590
Zab Resources Inc.*	(5,196)	2,094	5,196	0	2,094

2006
J. Kalpakian	$ (2,101)	$ 0	$ 2,101	$ 0	$ 0
B. Kalpakian	517	0	(517)	0	0
Zab Resources Inc.*	(59,345)	0	54,149	0	(5,196)

2005
J. Kalpakian	$ (10,256)	$ 0	$ 8,155	$ 0	$ (2,101)
B. Kalpakian	1,731	0	(1,241)	0	517
Zab Resources Inc.*	371,347	0	(430,692)	0	(59,345)

*Companies related to LVFH by certain common directors and officers.

Exhibit 99.2*

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

PROPERTY, EQUIPMENT AND SOFTWARE DEVELOPMENT AND

ACCUMULATED DEPRECIATION AND DEPLETION THEREOF

Schedules II and III

Balance beginning of Period	Additions	Disposals and retirements	Other charges	Balance end of period

2007

Software development costs

    Capitalized

    Computer equipment

    Automobile

    Office furniture

    Computer under capital lease

Accumulated Amortization

    Software development

    Computer equipment

    Automobile

    Office furniture

    Computer under capital lease

Net book value

    Software development

        Costs capitalized

    Computer equipment

    Automobile

    Office furniture

    Computer under capital lease

$ 526,577 739,354 0 0 64,320 (144,923) (238,626) 0 0 (43,219) 381,654 500,728 0 0 21,101	$ 0 248,171 0 0 0 (105,324) (203,136) 0 0 0 (105,324) 45,035 0 21,400 0	$ 0 0 0 0 (64,320) 0 0 0 0 43,219 0 0 0 0 (21,101)	$ 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0	$ 526,577 987,525 0 0 0 (250,247) (441,762) 0 0 0 276,330 545,763 0 21,400 0

2006

Software development costs

    Capitalized

    Computer equipment

    Automobile

    Office furniture

    Computer under capital lease

Accumulated Amortization

    Software development

    Computer equipment

    Automobile

    Office furniture

    Computer under capital lease

Net book value

    Software development

        Costs capitalized

    Computer equipment

    Automobile

    Office furniture

    Computer under capital lease

$ 2,216,060 589,101 11,420 7,353 64,320 (457,591) (194,048) (1,929) (719) (35,728) 1,758,469 395,053 9,491 6,634 28,592	$ 261,952 784,461 12,703 94,284 0 (417,456) (195,903) (5,818) (7,479) (7,491) (155,504) 588,558 6,885 86,805 (7,491)	$ (1,951,435) (634,208) (24,123) (101,637) 0 730,124 151,325 7,747 8,198 0 (1,221,311) (482,883) (16,376) (93,439) 0	$ 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0	$ 526,577 739,354 - - 64,320 (144,923) (238,626) - - (43,219) 381,654 500,728 - - 21,101

2005

Software development costs

    Capitalized

    Computer equipment

    Automobile

    Office furniture

    Computer under capital lease

Accumulated Amortization

    Software development

    Computer equipment

    Automobile

    Office furniture

    Computer under capital lease

Net book value

    Software development

        Costs capitalized

    Computer equipment

    Automobile

    Office furniture

    Computer under capital lease

$ 840,880 298,941 0 0 64,320 (174,538) (101,381) 0 0 (23,475) 666,342 197,560 0 0 40,845	$ 1,375,180 290,160 11,420 7,353 35,728 (283,053) (92,667) (1,929) (719) (12,253) 197,493 9,491 6,634 (12,253)	$ 0 0 0 0 0 0 0 0 0 0 0 0 0 0	$ 0 0 0 0 0 0 0 0 0 0 0 0 0 0	$ 2,216,060 589,101 11,420 7,353 64,320 (457,591) (194,048) (1,929) (719) (35,728) 1,758,469 395,053 9,491 6,634 28,592

Exhibit 99.3*

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

MARKETABLE SECURITIES - OTHER INVESTMENTS

Schedule IV

 December 31, 2007

Name of Issuer and Title of Issuer	Number of Shares/Principal Amount of Bonds	Costs	Market Value	Amount at Which The Portfolio is Carried in the Books

N/A	N/A	N/A	N/A	N/A

As per the attached financial statements, the Company held no marketable securities at the end of December 31, 2007:

Total Investments

=   $ 0